Form 20-F
period 2020-12-31
QUHUO Ltd
filed 2021-05-17
CIK 1781193

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                      to

Commission file number: 001-39354

Quhuo Limited

(Exact name of registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Island

(Jurisdiction of incorporation)

3rd Floor, Block D, Tonghui Building, No. 1132 Huihe South Street

Chaoyang District Beijing 100020

The People’s Republic of China

(Address of principal executive offices)

Wenting Ji, Chief Financial Officer

Telephone: (+86-10) 5338 4963

E-mail: wenting.ji@meishisong.cn

3rd Floor, Block D, Tonghui Building, No. 1132 Huihe South Street

Chaoyang District Beijing 100020

The People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares, each representing one Class A ordinary share, par value US$0.0001 per share	QH	The Nasdaq Global Market

Class A ordinary shares, par value US$0.0001 per share*

*	Not for trading, but only in connection with the listing on the Nasdaq Global Market of American depositary shares

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of issued and outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Class A ordinary shares, par value US$0.0001 each                        46,097,880 shares outstanding

Class B ordinary shares, par value US$0.0001 each                        6,296,630 shares outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Of 1934.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International accounting Standards Board ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18   ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No   ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No   ☐

-i-

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

•

“active workers” refers to the number of workers that established business outsourcing relationship with us, joined our insurance programs, and completed at least one transaction on our platform in a given period;

•	“ADRs” refers to the American depositary receipts which, if issued, evidence our ADSs;

•	“ADSs” refers to American depositary shares, each of which represents one Class A ordinary share;

•	“B&B(s)” refers to a small lodging establishment that offers overnight accommodation and breakfast;

•	“CAGR” refers to compound annual growth rate;

•	“Class A ordinary shares” refers to our Class A ordinary shares of par value US$0.0001 per share;

•	“Class B ordinary shares” refers to our Class B ordinary shares of par value US$0.0001 per share;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•

“delivery time” refers to the amount of time that it takes for food and non-food orders to be delivered door-to-door to the ordering end consumer through our on-demand delivery solutions; “average delivery time” is calculated by dividing the total amount of delivery time of all completed delivery orders by the number of total completed delivery orders in a given period;

•

“industry customer(s)” refers to business customer(s) to which we offer services, primarily including on-demand consumer service companies in the food and non-food delivery, ride-hailing, housekeeping and bike-sharing industries, as well as chain restaurants and other companies in the overall service industry, such as hotels and B&Bs;

•	“KPI(s)” refers to key performance indicator(s);

•

“on-time delivery rate” refers to the ratio of the number of delivery orders completed within the time as required by our industry customers divided by the number of total delivery orders completed in a given period; “average on-time delivery rate” is calculated by dividing the number of total orders that have been delivered on time by the number of total completed delivery orders in a given period;

•	“ordinary shares” of “shares” refer to our ordinary shares comprising Class A ordinary shares, par value US$0.0001 per share and/or Class B ordinary shares, par value US$0.0001 per share;

•

“registered workers” refers to the accumulative number of workers that have established business outsourcing relationship with us, joined our insurance programs, and completed at least one transaction on our platform since our inception;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“US$,” “U.S. dollars,” “$” or “dollars” refers to the legal currency of the United States of America;

•	“VIE” refers to Beijing Quhuo Technology Co., Ltd.; “affiliated entities” refers to, collectively, the VIE and its subsidiaries; and

•	“we,” “us,” “our,” or “our company” refers to Quhuo Limited, its subsidiaries, its VIE and subsidiaries of its VIE.

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the 2018, 2019 and 2020 fiscal years.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at RMB6.5250 to US$1.00, the noon buying rate in effect on December 31, 2020 as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

Our ADSs are listed on the Nasdaq Global Market under the symbol “QH.”

MARKET AND INDUSTRY DATA

Market data and certain industry forecasts used in this annual report were obtained from internal surveys, market research, publicly available information and industry publications. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, internal surveys, industry forecasts and market research, while believed to be reliable, have not been independently verified, and we make no representation as to the accuracy of such information.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Not applicable.

A.	Selected Financial Data

We have derived the selected consolidated statement of comprehensive income data for the years ended December 31, 2018, 2019 and 2020, the selected consolidated balance sheet data as of December 31, 2019 and 2020, and the selected consolidated statements of cash flows data for the year ended December 31, 2018, 2019 and 2020 from our audited consolidated financial statements included in this annual report. The selected consolidated statement of comprehensive income data for the year ended December 31, 2017, the selected consolidated balance sheet data as of December 31, 2018 and the selected consolidated statements of cash flows data for the year ended December 31, 2017 have been derived from our audited consolidated financial statements, which are not included in this annual report. Our financial statements have been prepared in accordance with U.S. GAAP.

You should read the following information in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report. Our historical operating results presented below are not necessarily indicative of the results to be expected for any future fiscal period.

	For the year ended December 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Statements of Operations
Revenues	654,802	1,474,475	2,055,789	2,580,810	395,526
Cost of revenues	(626,193)	(1,357,837)	(1,893,513)	(2,388,299)	(366,023)
Gross profit	28,609	116,638	162,276	192,511	29,503
Total operating expenses	(50,038)	(168,541)	(174,730)	(213,151)	(32,667)
Operating loss	(21,429)	(51,903)	(12,454)	(20,640)	(3,164)
(Loss) /income before income tax	(13,564)	(40,316)	8,131	19,824	3,038
Income tax expense	(405)	(3,979)	(21,580)	(25,428)	(3,897)
Net loss	(13,969)	(44,295)	(13,449)	(5,604)	(859)
Non-GAAP Financial Data(1)
Adjusted net (loss)/income	(10,670)	45,327	51,350	77,063	11,810
Adjusted EBITDA	(6,432)	63,351	93,134	130,565	20,009

(1)	See “Item 5. Operating and Financial Review and Prospects—A. Operating results—Non-GAAP Financial Measures.”

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet Data
Cash	17,343	126,779	97,807	14,990
Restricted cash	—	—	5,948	912
Short-term investments	74,165	56,275	201,578	30,893
Accounts receivable, net	156,368	276,966	381,248	58,429
Prepayments and other current assets	17,487	43,058	45,462	6,967
Amounts due from related parties	25,748	18,392	2,940	451
Total current assets	291,111	521,470	734,983	112,642
Total assets	469,616	743,896	1,130,557	173,266
Total current liabilities	240,449	452,080	466,227	71,453
Total liabilities	265,183	489,344	527,726	80,878
Total mezzanine equity	1,031,001	1,031,001	—	—
Total shareholders’ (deficit)/equity	(826,568)	(776,449)	602,831	92,388
Total liabilities, mezzanine equity, non-controlling interests and shareholders’ (deficit)/equity	469,616	743,896	1,130,557	173,266

	For the year ended December 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Statements of Cash Flows Data

Net cash (used in)/generated from operating activities	(28,615)	19,807	17,624	11,110	1,702
Net cash (used in)/generated from investing activities	(65,102)	(94,281)	12,483	(187,083)	(28,672)
Net cash generated from financing activities	71,350	82,495	80,550	153,093	23,462
Effect of exchange rate changes on cash and restricted cash	(80)	179	(1,221)	(144)	(20)
Net increase/(decrease) in cash and restricted cash	(22,447)	8,200	109,436	(23,024)	(3,528)
Cash and restricted cash, at beginning of the year	31,590	9,143	17,343	126,779	19,430
Cash and restricted cash, at end of the year	9,143	17,343	126,779	103,755	15,902

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

Our business is subject to numerous risks and uncertainties, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks related to our business and industry

•	our limited operating history and evolving business portfolio;

•	our competitive position in the on-demand delivery market and our ability to further diversify our solution offerings;

•	our relatively high customer concentration;

•	our relationships with existing industry customers and our ability to attract new customers;

•	our ability to attract, retain and manage workers on our platform;

•	potential adverse legal, tax, and other consequences with respect to the classification of workers on our platform;

•	our ability to comply with contracts with industry customers;

•	our ability to achieve or sustain profitability and generate positive cash flow;

•	our significant costs in connection with certain business lines;

•	the industry development of the business development of our industry customers;

•	our ability to obtain requisite approvals, licenses and permits;

•	unlawful, improper or otherwise inappropriate activities by workers on our platform while delivering our solutions;

•	potential liabilities, expenses of resolving claims and disputes and harm to our business due to the nature of our business;

•	our ability to develop, maintain, and enhance our brand and reputation;

•	increases in labor, energy and other costs in China;

•	our ability to support and resolve intellectual property rights claims and other litigation matters; and

•	our ability to comply with laws and contractual obligations related to data privacy and protection.

Risks related to doing business in China

•	changes in China’s economic, political or social conditions or government policies;

•	uncertainties with respect to the PRC legal system;

•

threat of our ADSs being delisted under the Holding Foreign Companies Accountable Act for the lack of inspections by the Public Company Accounting Oversight Board on our independent registered public accounting firm that issues the audit report included in this annual report;

•	difficulty for overseas regulators to conduct investigation or collect evidence within China;

•	misappropriation and misuse of our controlling non-tangible assets, including chops and seals; and

•	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion.

Risks related to our corporate structure

•	uncertainties with respect to the contractual arrangements that establish our corporate structure for operating our business;

•	failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them; and

•	actual or potential conflicts of interest of shareholders of the VIE with us.

Risks related to our corporate structure

•	our status as an exempted company incorporated in the Cayman Islands;

•	our status as a foreign private issuer; and

•

our dual-class voting structure and the concentration of ownership which provide Class B ordinary shareholder considerable influence over corporate matters, including the election of board of directors.

Risks related to our ADSs

•	volatile of the trading price of the ADSs; and

•	the sale or availability for sale of substantial amounts of our ADSs.

Risks Related to Our Business and Industry

Our limited operating history and evolving business portfolio make it difficult to evaluate our business and prospects.

We launched on-demand delivery solutions in February 2013 with a focus on prepared food, and recently expanded our service scope to the delivery of other items, such as grocery and fresh food. We also expanded our solutions to certain other industries in recent years, such as shared-bike maintenance, ride-hailing and housekeeping solutions. Our platform and business model in these new industries have not been fully proven given our limited operating history, which may subject us to a number of uncertainties and additional costs and expenses, and adversely impact our ability to project and plan for future growth. For example, as we lease vehicles to ride-hailing drivers on our platform, our ride-hailing solutions operate under a relatively capital intensive model, which is different from our other solutions and may have an adverse impact on our cash flow. In addition, we may be required to comply with new laws and regulations applicable to these industries. We may also compete with one or more existing market leaders in such industries we expand into who may have gained competitive edge with their experience and existing brand recognition among customers.

Our limited operating history and evolving business portfolio make it difficult to draw an exact period-over-period comparison on our business, financial condition and results of operations as a whole. The historical revenue contribution from each of our business lines may not be indicative of their future performance.

As the industries in which our industry customers operate and our business further develop, we may modify our business model or continue to change our business portfolio. We may launch new solution offerings or discontinue any existing ones for strategic purposes. Any of such modifications or changes may have a material adverse effect on our business, financial condition, results of operations and prospects.

Assessing our business and prospects is difficult in light of the risks and challenges we may encounter. These risks and challenges include our ability to:

•	accurately forecast our revenue and plan our operating expenses;

•	attract and retain industry customers;

•	attract, train and retain workers on our platform;

•	provide diversified and distinguishable solutions and achieve market acceptance of our solutions;

•	increase our market share in existing industries and expand into new industries;

•	comply with existing and new laws and regulations applicable to our business;

•	anticipate and adapt to evolving market conditions, including technological developments and changes in the competitive landscape;

•	maintain reliable, secure, high-performance and scalable technology infrastructure;

•	attract, retain and motivate talented employees; and

•	improve our operational efficiency.

If we fail to address any or all of these risks and challenges, our business, financial condition, results of operations and prospects may be materially and adversely affected.

If we fail to remain our competitive position in the on-demand delivery market or further diversify our solution offerings, our business, financial condition, results of operations and prospects could be materially and adversely affected.

We have derived, and expect to continue to derive in the near future, a substantial majority of our revenue from our on-demand delivery solutions. Therefore, it is critical for us to remain competitive in the market. Our competitiveness may be affected by a number of factors beyond our control, including new services developed by our competitors, changes in technology, and the overall contraction in economy and the on-demand delivery market. While we continually seek to diversify our solution offerings by expanding into other industries, we cannot assure you that we will succeed in a timely manner or at all. If we fail to capture the growth in the demand for our on-demand delivery solutions, or if we fail to diversify our solution offerings, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Our high customer concentration exposes us to all of the risks faced by our major customers and may subject us to significant fluctuations or declines in revenues.

A limited number of industry customers have contributed a significant portion of our revenues in the past. In 2020, we generated approximately 86% of our total revenues from three major industry customers, including Meituan and Ele.me. Although we continually seek to diversify our customer base, we cannot assure you that the proportion of the revenue contribution from these industry customers to our total revenues will decrease in the near future, as the on-demand delivery market is highly concentrated, with Meituan and Ele.me accounting for more than 95% of the market share in terms of the number of delivery orders and revenue in 2019, according to the F&S report. Other on-demand consumer service markets that we serve are also relatively concentrated with a limited number of market players.

Dependence on a limited number of major industry customers will expose us to the risks of substantial losses if any of them reduces or even ceases business collaborations with us. Specifically, any one of the following events, among others, may cause material fluctuations or declines in our revenues and have a material and adverse effect on our business, financial condition, results of operations and prospects:

•	an overall decline in the business of one or more of our major industry customers;

•	the decision by one or more of our major industry customers to switch to our competitors;

•	the reduction in the service fees of our solutions agreed by one or more of our major industry customers;

•	the failure or inability of any of our major industry customers to make timely payment for our services;

•	non-compliance with law on the part of any major industry customers or breach of contract by any major industry customers vis-à-vis their business partners; or

•	unlawful, improper or otherwise inappropriate activities by any major industry customers that could harm their business, brand and reputation, or subject them to government investigations.

If we fail to maintain relationships with these major customers, and if we are unable to find replacement customers on commercially desirable terms or in a timely manner or at all, our business, financial condition, results of operations and prospects may be materially and adversely affected.

If we fail to maintain relationships with existing industry customers or attract new customers, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Our relationship with industry customers is crucial to our success. If we fail to maintain the quality of our solutions on par with industry customers’ operational needs or respond promptly and effectively to their evolving service requirements, we may lose our existing and potential industry customers and experience a loss of market share. We typically renew our agreements with industry customers on an annual or semi-annual basis. Although we generally managed to renew agreements with our major customers in the past, we cannot assure you that we can maintain relationships with existing industry customers on commercially desirable terms, or at all.

Industry customers may also terminate business relationships with us due to contractual disputes. For example, we had a dispute with a major industry customer as we extracted and downloaded operating data from its system by using certain technical means not permitted by such customer. We also acquired customer relationships from other service providers of certain major industry customers without seeking their prior written consent. We rectified these issues, settled the disputes privately and maintained our business relationship with these industry customers. We have since enhanced our internal control measures and improved our communication with industry customers to avoid any inadvertent misunderstandings or disputes with our industry customers in the future. We cannot assure you, however, that these industry customers will not sue us for past disputes or that we will not be perceived to breach our contractual obligations, should similar incidents occur in the future. As our industry customers typically have strong bargaining power in imposing or interpreting the terms of our business relationships, we also cannot assure you that our current business practice would not expose us or our business partners to risks of contractual disputes. Should any new disputes arise in the future, we could be subject to penalties imposed by our industry customers, which may include monetary compensation, modification of delivery areas and up to termination of business relationships with us.

Furthermore, as some of our industry customers are competitors to each other in their respective markets, we may be forced to provide services exclusively to certain industry customers and terminate business relationships with the others for commercial consideration if market competition intensifies or if an industry customer so demands specifically by enforcing contractual covenants. We may also fail to develop new relationships with additional industry customers. In that case, our platform may become less appealing to workers as a result of a decline in earning opportunities, and our business, financial condition, results of operations and prospects will be materially and adversely affected.

If we fail to attract, retain and manage workers on our platform, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Our continued growth depends in part on our ability to cost-effectively attract, retain and manage workers on our platform. To do so, we have, among other things, offered them referral bonuses, on-the-job training, career advancement opportunities and other value-added worklife support and services. We compete with our competitors and other labor-intensive companies for a massive workforce. If we do not continue to provide workers with compelling earning opportunities and other support and services that are comparable or superior to those of our competitors, or if workers are dissatisfied with the opportunities, support and services we provide, we may be unable to continually attract new workers or retain the existing ones.

We have established business outsourcing relationships with workers on our platform through third-party labor service companies. We engage these service companies to attract workers and settle monthly payment of service fees to workers. Our business depends, to certain extent, on the stability of our contractual relationships with these labor service companies and their continued performance to our satisfaction. The source of workers on our platform could be materially and adversely affected by any disruption to their operations or any termination or suspension of our contractual arrangements with these labor service companies, and we may fail to find a replacement on commercially reasonable terms or in a timely manner or at all. If we fail to attract, retain and manage a sufficient number of workers on our platform or lose a substantial number of workers, we may no longer be able to meet the demands of our customers, and our business, financial condition, results of operations and prospects may be materially and adversely affected.

Moreover, our ability to attract, retain and manage workers on our platform may be adversely affected by an overall decline of labor force due to macroeconomic, social, legal and political reasons that may affect labor migration, which are beyond our control. Any labor unrest or strikes directed against us could also directly or indirectly affect our ability to serve customers. Furthermore, labor unrest may affect general labor market conditions or result in changes to labor laws. Any of the foregoing could materially and adversely affect our business, financial condition, results of operations and prospects.

There could be adverse legal, tax, and other consequences if workers on our platform were to be classified as our employees or dispatched employees instead of independent contractors.

We have established business outsourcing relationships with workers on our platform, pursuant to which we pay service fees to workers engaged in our solutions as independent contractors through third-party labor service companies. We believe that our workforce model is consistent with the prevailing practice in the workforce operational solution industry and recent policies of the State Council of the People’s Republic of China, or the State Council, that promote on-demand consumer service businesses and the associated workforce model through flexible regulatory measures. Furthermore, we believe the workers on our platform are independent contractors because, among other things, they provide services for orders obtained through our industry customers and get paid primarily based on the number of completed orders. As such, we do not believe that workers on our platform should be deemed as our employees or dispatched employees under the relevant PRC laws and regulations. As of the date of this annual report, our workforce model has not been investigated or challenged by any government authorities. However, we have been previously involved in individual lawsuits brought by third parties to seek compensation from us for injuries caused by workers on our platform during their course of services. Some of these lawsuits ruled in favor of the claimants based on the unfavorable determination that the workers should be deemed as our employees or dispatched employees under the facts of each particular case.

We cannot assure you that we will not be involved in lawsuits or arbitration cases in which the judge or arbitrator may side with the claimant in determining the relationship with workers on our platform in the future. We also cannot assure you that we will not be subject to government investigations on or challenges to the legality of our workforce model in the future. If, as a result of legislation or judicial decisions, we are required to classify workers on our platform as our employees or dispatched employees, we would incur significant additional expenses for compensating workers on our platform, potentially including expenses associated with various employee benefits pursuant to relevant PRC laws and regulations. In addition, we may be required to fundamentally change our operation model to comply with the relevant PRC laws and regulations, including the requirement that the total number of dispatched employees may not exceed 10% of the total number of employees. We would also be subject to claims for vicarious liability in relation to torts committed by workers during their course of services, or other claims under the relevant PRC laws and regulations. Any of the foregoing could significantly increase our costs to serve customers, harm our reputation and brand, subject us to rectification orders and fines, and cause us to significantly alter our existing business model and operations. As a result, our business, financial condition, results of operations and prospects will be materially and adversely affected.

We may be held liable for breach of contract under our agreements with industry customers.

Our industry customers typically require their third-party service partners, including us, to adhere to their standard form contracts, and there is little room to negotiate terms and conditions that deviate from such standard form contracts. The standard form contracts from such industry customers typically contain certain restrictive terms for third-party service partners, such as certain non-compete provisions, prohibitions on outsourcing to third-party companies, and prohibitions on acquiring other service providers and their customer relationships without seeking prior written consent from such industry customers. Our industry customers also generally require us to enter into labor relationship with workers on our platform, such as delivery riders, in compliance with applicable PRC laws. We cannot assure you that we will be deemed as having strictly adhered to the restrictive terms in the standard form contracts by such industry customers during the course of business. For example, we, through our various subsidiaries, have established business relationships with a number of industry customers, some of whom may regard themselves as competitors with each other. We have also collaborated with third-party labor service companies to attract and manage workers on our platform, and have not entered into employment contracts with workers as we deem them as independent contractors under our business outsourcing arrangements.

We communicated with our major industry customers with respect to their awareness of these facts and obtained affirmation that they had not initiated any legal, arbitral or other proceedings against us for failure to strictly adhere to the above-mentioned restrictive terms as of the date of this annual report. However, if these customers subsequently change their view and lodge claims against us, we cannot assure you that these communications and affirmations will have the force of estoppel or will prompt the court or arbitrator to rule in our favor. We may be held liable for damages and suffer reputational damage if a dispute arises and we fail to contest the allegations successfully. Any disputes between our industry customers and us, regardless of the outcome, may disrupt our existing business relationships or cause them to terminate our business collaboration. We have removed some of these restrictive terms from our renewed contracts with certain industry customers. We intend to continue to re-negotiate the removal of these restrictive terms when renewing our contracts with other industry customers, but we cannot assure you that we will succeed. In addition, our industry customers may amend their standard form contracts to include more stringent terms and conditions. Any of the foregoing could materially and adversely affect our business, financial condition, results of operations and prospects.

We may not compete effectively. If we lose our market shares to competitors in existing markets, or if our expansion into new markets is not successful, our business and prospects may be materially and adversely affected.

While we have not identified any other platform in China with a similar business model and operational scale comparable to us, we may compete with labor outsourcing companies or service suppliers that are independent from or affiliated with industry customers, as well as online or offline workforce marketplaces in each industry setting we serve. The market for workforce operational solutions within a single industry is highly fragmented, consisting of a large number of small-scale, single-industry service suppliers with limited operational experience or geographical coverage. Our competitors may operate with business models and cost structures different from ours. They may ultimately prove to be more successful or more adaptable to new regulatory, technological and other developments than we are. Some of our current and potential competitors may be able to devote greater financial, technical, marketing and other resources to facilitating their business growth, and may also have longer operating histories, greater brand recognition and stronger customer loyalty than we do. Merges or strategic alliances among our current or potential competitors may present additional challenges.

Our industry customers are not obligated to use our solutions on an exclusive basis. For example, on-demand delivery platforms may engage multiple service suppliers to fulfill their services to consumers in a single city. As the market competition intensifies, our competitors may offer industry customers lower service fee quotes, which could put us under great financial pressure as we may be required by industry customers to match the lower fee quotes. In response to such competition, we may have to further optimize our solutions or otherwise lower our service fees. If we fail to compete effectively, or if our industry customers become dissatisfied with the service quality of our solutions, they may reduce or even discontinue business collaborations with us and switch to our competitors. As a result, our business, financial condition, results of operations and prospects will be materially and adversely affected.

We have incurred net losses in the past, and we may not achieve or sustain profitability.

We have grown rapidly over the past several years. However, you should not rely on our revenue from any previous period as an indication of our revenue or revenue growth in future periods. Our revenue growth rate may slow down for a number of reasons, including declined demand for our solution offerings, increasing competition, emergence of alternative business models, changes in regulations and government policies, changes in general economic conditions, as well as other risks described in this annual report.

We incurred net loss of RMB44.3 million, RMB13.4 million and RMB5.6 million (US$0.9 million) in 2018, 2019 and 2020, respectively. We recorded net cash generated from operating activities of RMB19.8 million, RMB17.6 million and RMB11.1 million (US$1.7 million) in 2018, 2019 and 2020, respectively. We cannot assure you that we will be able to generate net profit or continue to generate positive cash flow from operating activities in the future. Our ability to achieve profitability will depend in large part on our ability to control expenses and manage our growth effectively. We expect to continue to make investments in the development and expansion of our business, which will place significant demands on our management and our operational and financial resources. Continuous expansion may increase the complexity of our business, and we may encounter various difficulties. We may fail to develop and improve our operational, financial and management controls, enhance our financial reporting systems and procedures, recruit, train and retain highly skilled personnel, or maintain customer satisfaction to effectively support and manage our growth. If we invest substantial time and resources to expand our operations but fail to manage the growth of our business and capitalize on our growth opportunities effectively, we may not be able to achieve profitability, and our business, financial condition, results of operations and prospects would be materially and adversely affected.

As we incur significant costs in connection with certain business lines, our business, financial condition and results of operations may be materially and adversely affected if demand for our solutions under these business lines does not increase as quickly as we anticipate.

We have incurred, and may continue to incur, significant costs in connection with certain business lines. For example, industry customers in the on-demand delivery market typically divide their intra-city delivery network into a number of delivery areas. To expand the geographical coverage of our on-demand delivery business, we have incurred and may continue to incur costs in a lump sum to acquire the rights to render on-demand delivery services in additional delivery areas. In addition, we have made significant investments to rent from third parties a number of vehicles to commence our ride-hailing solutions. Such acquisitions and the build-up of our fleet in advance of actual reservations of our vehicles by ride-hailing drivers could expose us to significant costs in advance. If market demand for our on-demand delivery and ride-hailing solutions does not increase as quickly as we anticipate or at all, our business, financial condition and results of operations may be materially and adversely affected as a result of underutilization of capacity and depreciation of these assets.

Our quarterly results may fluctuate and may not fully reflect the underlying performance of our business due to seasonality.

We experience seasonality in our business, primarily attributable to the seasonality of our industry customers’ businesses. For example, we generally experience an increase in demand for our on-demand delivery solutions during inclement weather conditions and holidays, and suffer a shortage of workforce during Chinese New Year holidays which may fall between late January and late February. Other seasonal trends may develop or these current seasonal trends may become more extreme, which would contribute to fluctuations in our results of operations. Our quarterly results of operations, including the levels of our revenues, expenses, net loss or income and other key metrics, may fluctuate due to a variety of factors, some of which are beyond our control, such as consumption patterns of end consumers of our industry customers. As a result, period-to-period comparisons of our results of operations may not be meaningful, especially given our limited operating history.

If the industries our solutions serve or the business of industry customers develop more slowly than we expect, or stagnate or shrink, our growth may slow or even stall, and our business, financial condition, results of operations and prospects could be materially and adversely affected.

Our future success will largely depend on the continued growth of the industries for which we provide our solutions and our industry customers, especially the relatively new and rapidly evolving ones such as the on-demand delivery industry and the ride-hailing industry, which could be affected by levels of discretionary consumer spending. Factors that may harm discretionary consumer spending include general economic conditions, unemployment, consumer debts, reduction in net worth, residential real estate and mortgage markets, taxation, energy prices, interest rates, consumer confidence, and other macroeconomic factors, all of which are beyond our control. Consumers tend to shift to alternatives with lower costs during periods in which disposable income is adversely affected. Under such circumstances, consumers may choose to dine at home instead of ordering takeout from restaurants, take public transportation instead of using ride-hailing services, or reduce spending on other consumer services, such as online accommodation sharing for which we provide housekeeping solutions. Such shifts in consumer behaviors will adversely impact the business of our industry customers, which may in turn materially and adversely affect our business, financial condition, results of operations and prospects.

If we fail to obtain requisite approvals, licenses or permits applicable to our business or to comply with applicable laws and regulations, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Our business is subject to governmental supervision and regulation by the relevant PRC government authorities. Government authorities are likely to continue to issue new laws, rules and regulations governing these industries, enhance enforcement of existing laws, rules and regulations, and require us to obtain new and additional approvals, licenses or permits.

We may fail to obtain all requisite approvals, licenses or permits applicable to our business or renew them upon expiration in a timely manner. For example, failure to pass the annual inspection of our ICP license for the operation of our website and the provision of payday loan services through Quhuo+ could subject us to fines, sanctions, or injunction orders. In addition, we may be required to obtain additional licenses or permits as a result of our business expansion, change in our operations or change in laws and regulations applicable to us. For example, as we provided payday loan services to workers on our platform in collaboration with a third-party credit information company, an asset management company and a lending company, we may be deemed as an online lending information intermediary and may be required to complete the registration with local financial supervisory departments.

There are also ambiguities and uncertainties with regard to whether certain approvals, licenses or permits apply to our business. For example, it is uncertain whether we are required to obtain an express delivery business permit for our on-demand delivery solutions or a human resource service license for the training and management that we provide to the workers on our platform, although we believe that not obtaining such permit or license is consistent with the current market practice and regulatory regime. However, if PRC government authorities determine otherwise, and if we fail to obtain such permits as required, we could be subject to fines, sanctions or injunction orders, and we may be forced to alter our business model.

We have limited insurance coverage which could expose us to significant costs and business disruption.

We maintain various insurance policies to safeguard against risks and unexpected events. For example, we purchase personal accident insurance for workers engaged in our on-demand delivery and shared-bike maintenance solutions, as well as automobile insurance for drivers engaged in our ride-hailing solutions. We purchase commercial liability insurance to protect our business against claims of property damage and bodily injury. We also provide our employees with social security insurance, including pension insurance, unemployment insurance, work-related injury insurance and medical insurance. However, we do not maintain property insurance policies covering our equipment and facilities for losses due to fire, earthquake, flood or any other disaster, except for certain service stations for our on-demand delivery solutions. Consistent with customary industry practice in China, we do not maintain business interruption insurance or key-employee insurance for our executive officers. We cannot assure you that our insurance coverage is sufficient to indemnify us against any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the insurance compensation amount is significantly less than our actual loss, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Unlawful, improper or otherwise inappropriate activities by workers on our platform while delivering our solutions could expose us to liability and harm our business, brand, reputation, financial condition, results of operations and prospects.

Unlawful, improper or otherwise inappropriate activities by workers on our platform have occurred and could occur again, which could seriously harm our business. These activities include assault, battery, traffic offenses, disputes with consumers, food contamination, theft, unauthorized use of bank cards or bank accounts, sharing of customer account information and other misconduct. The inappropriate activities by workers could expose us to potential liabilities and harm our reputation.

We have implemented policies and measures to detect, identify and address these types of workers’ unlawful or inappropriate activities. However, we may fail to implement these measures effectively. We cannot assure you that these measures could adequately or fully address or prevent all unlawful, improper or otherwise inappropriate activities by workers on our platform from occurring. Any negative publicity related to workers’ unlawful or inappropriate activities could adversely affect our reputation and brand or public perception of our platform, which could negatively affect the demand for our solutions, and potentially increase our exposure to regulatory and litigation risks. Any of the foregoing risks could harm our business, brand, financial condition and results of operations.

We face potential liabilities, expenses of resolving claims and disputes and harm to our business due to the nature of our business.

We face potential liabilities, expenses of resolving claims and disputes and harm to our business due to the nature of our businesses. For example, for our on-demand delivery solutions, third parties could assert tort claims against us in connection with personal injuries resulting from food poisoning, tampering or accidents caused by delivery riders on our platform during the course of their deliveries.

We have been, and from time to time may continue to be, involved in disputes, claims or proceedings arising from our operations. For example, we are currently involved in several ongoing civil actions. We do not believe that any of them is likely to have a material adverse effect on our business, financial condition or results of operations, considering the consequences and financial exposures of the claims as well as our assessment of the reasonably possible loss. We cannot guarantee, however, that the claimants will not prevail in the ongoing legal actions or that the claimants will not be awarded significant damages should they prevail. The frequency of such claims and disputes could increase as our business continues to grow. These claims and disputes could divert our management’s time and attention away from our business and result in significant expenses to investigate and defend, regardless of the merits of the claims and disputes. If we are unsuccessful in our efforts to defend against or resolve these claims and disputes, we may elect or be compelled to change our business practices or may be forced to pay substantial damages, settlement costs, fines and penalties. Furthermore, under certain circumstances, we have contractual and other legal obligations to indemnify and incur legal expenses on behalf of our industry customers and current and former directors and officers. For example, as for our on-demand delivery solutions, we are obligated to indemnify industry customers for personal injury and property loss or damage sustained by any third party caused by us or from the rendering of our delivery services. Any of these consequences could seriously harm our business.

Moreover, as our business engages a large number of workers on our platform, we have been, and may continue to be, involved in various labor disputes from time to time in the ordinary course of business, although none of them, individually or in the aggregate, has had a material adverse impact on us. As our business continues to grow, we expect to continue to be involved in legal or administrative proceedings related to labor disputes.

Our strategic investments or acquisitions may turn out to be unsuccessful and materially and adversely affect our financial condition and results of operations.

We have acquired, and may continue to acquire other assets, technologies, products and businesses that are complementary to our existing business or otherwise. We may also enter into strategic partnerships or cooperation agreements with other businesses to expand our platform. Negotiating these transactions can be time-consuming, challenging and expensive, and our ability to close these transactions may often be subject to regulatory approvals that are beyond our control. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to intangible assets, significant diversion of management attention and exposure to potential unknown liabilities of the acquired business. Moreover, the cost of identifying and consummating investments and acquisitions and integrating the acquired businesses into ours may be significant, and the integration of acquired businesses may be disruptive to our existing business operations. Consequently, these transactions, even if undertaken and announced, may not close. For one or more of those transactions, we may issue additional equity securities that would dilute our shareholders’ ownership interest, use cash that we may need in the future to operate our business, incur debt on terms unfavorable to us or that we are unable to repay, incur expenses or substantial liabilities, encounter difficulties retaining key employees of the acquired company or integrating diverse software codes or business cultures, encounter difficulties in assimilating acquired operations, encounter diversion of management’s attention to other business concerns, and become subject to adverse tax consequences, substantial depreciation, impairment losses, or deferred compensation charges. If our investments and acquisitions are not successful, our business, financial condition, results of operations and prospects may be materially and adversely affected.

If we fail to develop, maintain, and enhance our brand and reputation cost-effectively, our business and financial condition may be materially and adversely affected.

We believe that the strong recognition of our brand has reduced our costs of attracting workers to collaborate with us through word-of-mouth marketing and contributed significantly to the growth and success of our business. Accordingly, maintaining, protecting and enhancing the recognition of our brand image is critical to our business and market position. Many factors, some of which are beyond our control, are important to maintaining, protecting and enhancing our brand. These factors include our ability to:

•	maintain the quality and attractiveness of the solutions we offer;

•	maintain or improve the satisfaction of industry customers and their end consumers;

•	maintain or improve the quality of our training and management of workers on our platform;

•	compete effectively against our existing and future competitors; and

•

defend our reputation and brand image generally and in the event of any negative publicity relating to our solutions, workers’ safety, internet security, or other issues affecting us or the entire workforce operational solution platform market in China.

A public perception of misconduct by us, workers on our platform or our industry customers, even if factually incorrect or based on isolated incidents, could damage our reputation and harm our brand, and our business, financial condition, results of operations and prospects may be materially and adversely affected.

Any significant disruption to or failures of our technology infrastructure could materially and adversely affect our business, financial condition, results of operations and prospects.

Quhuo+, our proprietary technology infrastructure, is important to help us scale up our business and effectively manage tens of thousands of workers. We utilize Quhuo+ to monitor the workload and performance of the workers on our platform, which allows us to dynamically manage staffing and maintain solution quality. In addition, utilizing Quhuo+, we provide workers with training, onboarding logistics, management support and other value-added services. Therefore, the performance and reliability of Quhuo+ is critical to our operations and reputation. As we are continually developing and optimizing functions of Quhuo+, we may encounter errors, defects, disruptions, or other performance or stability problems with Quhuo+, such as computer malware, viruses, spamming and phishing attacks, any of which could result in our inability to manage workers and deliver our solutions. As a result, we may lose our competitive position and market share, and our business, financial condition, results of operations and prospects will be materially and adversely affect.

Our business processes a large amount of data, which subjects us to governmental regulations and other legal obligations related to privacy, information security and data protection. Any improper use or disclosure of such data by us, our employees or our business partners could subject us to significant reputational, financial, legal and operational consequences.

Our business processes a large quantity of personal data of workers on our platform. We also have access to operating data regarding our performance and certain confidential information provided by industry customers. We face risks inherent in handling and protecting such large volumes of data. In particular, we face a number of challenges relating to data protection in our system, including:

•	protecting the data in and hosted on our system, including against attacks by third parties or fraudulent behaviors by our employees;

•	addressing concerns related to privacy and sharing, safety, security and other factors; and

•

complying with applicable laws, rules and regulations relating to the collection, use, disclosure or security of personal information, including any requests from regulatory and government authorities relating to such data.

Any systems failure or security breach or lapse that results in the release of personal data of workers on our platform could harm our reputation and brand and, consequently, our business, in addition to exposing us to potential legal liability. In addition, our industry customers and business partners as well as their employees may improperly use or disclose the data we disclose to them for our operation, and we have limited control over such actions. Any failure, or perceived failure, by us, our employees, our industry customers and business partners, or their employees to comply with privacy policies or with any regulatory requirements or privacy protection-related laws, rules and regulations could result in proceedings or actions against us by governmental entities or others. These proceedings or actions may subject us to significant penalties and negative publicity, require us to change our business practices, increase our costs and severely disrupt our business.

Our practices regarding the use, retention, transfer, disclosure and security of such confidential data could become the subject of enhanced regulations and increased public scrutiny in the future. The regulatory frameworks regarding privacy issues in many jurisdictions are constantly evolving and can be subject to significant changes from time to time. For instance, a growing number of legislative and regulatory bodies have adopted user notification requirements in the event of unauthorized access to or acquisition of certain types of data. In China, the PRC Cybersecurity Law, which became effective in June 2017, leaves substantial uncertainty as to the circumstances and standards under which the law would apply and violations would be found. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Internet Information Security and Privacy Protection.” Complying with these obligations could cause us to incur substantial costs. Any failure to comply with applicable regulations, whether by other third parties or us, or as a result of employee error or negligence or otherwise, could result in regulatory enforcement actions against us and have a material adverse impact on our business operations.

Increases in labor, energy and other costs in China could materially and adversely affect our business and profitability.

China’s economy has experienced significant growth, which has resulted in and may further lead to inflation and increased labor costs, energy costs, and vehicle purchase, rental and maintenance costs. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2018, 2019 and 2020 were increases of 2.1%, 2.9% and 2.5%, respectively. Consequently, the costs incurred by workers when providing services on our platform have increased, which in turn has increased our cost of revenue. Our costs and operating expenses associated with energy consumption or vehicle leasing may also increase, which would materially and adversely affect our profit margin. If inflation in China continue to increase and we are unable to pass on these increased costs and expenses to our industry customers by increasing our service fees, our cost of revenue and operating expenses will continue to grow, and our business, financial condition, results of operations and prospects could be materially and adversely affected.

Any catastrophe, including outbreaks of health pandemics and other extraordinary events, could have a negative impact on our business operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, wars, riots, terrorist attacks or similar events could cause severe disruption to our daily operations, and may even require a temporary closure of our facilities. Our business could also be adversely affected by the effects of Ebola virus diseases, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome (SARS), COVID-19, or other epidemics. Our business operation could be disrupted if any of our employees or contracted workers are suspected of having any of the aforementioned epidemics or another contagious disease or condition, since it could require our employees and contracted workers to be quarantined or our offices to be disinfected. In addition, our business, financial condition, results of operations and prospects could be materially and adversely affected to the extent that any of these epidemics harms the Chinese economy in general.

For example, since December 2019, a novel strain of coronavirus, later named COVID-19, has severely impacted China and major countries globally. On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic. Many businesses and social activities in China and other countries and regions have been severely disrupted, including those of our industry customers. The global outbreak has also caused market panics, which materially and negatively affected the global financial markets, such as the plunge of global stocks on major stock exchanges in the middle of March 2020. Such disruption and the potential slowdown of the global economy in 2020 and beyond have had and could continue to have a material adverse effect on our results of operations and financial condition. For example, the average monthly number of delivery orders fulfilled through our on-demand delivery solutions was approximately 16.9 million in the first quarter of 2020, representing a decrease by approximately 42% compared to approximately 29.2 million in the previous quarter, albeit an increase by approximately 22% compared to approximately 13.9 million in the first quarter of the previous year.

We have conducted, and will continue to conduct, measures to control the risk of virus spread in our business operations, including strict temperature monitoring of, and provision of face masks and sanitizer to, active workers on our platform, as well as daily sanitization and disinfection of takeaway incubators and other working gear. However, if any of our employees or workers on our platform has contracted or is suspected of having contracted any contagious disease or condition, local governments may require our employees and workers to be quarantined or our offices to be closed down and disinfected and, as a result, our business operation could be disrupted or materially and adversely affected. We will pay close attention to the development of the outbreak of COVID-19 and continuously evaluate its impact on our business, results of operations and financial condition, which we believe will depend on the duration of the pandemic and the government’s responsive measures. Although we have experienced a bounce-back in the average monthly number of delivery orders fulfilled through our on-demand delivery solutions since the second quarter of 2020, we may be subject to further negative impact on our business operations, financial condition and results of operations if the outbreak persists or escalates. The global spread of COVID-19 pandemic in major countries may result in further global economic distress and recession, and the extent to which it may affect us will depend on future developments, which are highly uncertain and cannot be predicted. The COVID-19 pandemic has also resulted in significant financial market volatility and uncertainty. A continuation or worsening of the levels of market disruption and volatility could materially and adversely affect our access capital, business, financial condition and results of operations and the market price of our ADSs.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

COVID-19 has had a severe and negative impact on the Chinese and global economy since early 2020. Whether this will lead to a prolonged downturn in the economy is still unknown, especially considering the multiple recent outbreaks in various countries and regions as well as the uncertainties brought by the newly launched vaccination programs. Even before the outbreak of COVID-19, the global macroeconomic environment had been facing challenges. The growth of the Chinese economy has gradually slowed down in recent years and the trend may continue. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa. There have also been concerns on the relationship between China and other countries, including surrounding Asian countries, which may potentially lead to foreign investors closing down their businesses or withdrawing their investments in China and, thus, exiting the China market, and other economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

Our business depends on the continued services of our key employees, including our senior management and other qualified employees.

Our business depends on the continued services of our senior management and other qualified managerial, financial, technical and operations personnel. Competition for well-qualified employees is intense in China. We must offer competitive compensation and opportunities for career growth in order to retain our key employees and attract and retain qualified personnel in the future, which may result in significant costs. If we do not succeed in attracting well-qualified employees or retaining and motivating existing senior management and key employees, our business, results of operations, financial condition and prospects may be materially and adversely affected.

In addition, although we have entered into confidentiality and non-compete agreements with our senior management, we cannot assure you that any of them will not join our competitors or form a competing business. If any dispute arises between our current or former senior management and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may not be able to enforce them at all.

We have incurred and may continue to incur substantial share-based compensation expenses.

We have adopted an equity incentive plan that permits the grant of share options, restricted shares and restricted share units as equity-based awards, to our directors, officers, employees and consultants. We are required to recognize share-based compensation expenses based on the fair value of such share options granted to employees, officers, directors and consultants. We believe the granting of share-based compensation is important to our ability to attract, retain and motivate our management team and qualified employees, and we will continue to grant share-based compensation to employees in the future. We recorded share-based compensation expenses of RMB89.6 million, RMB64.8 million and RMB82.7 million (US$12.7 million) in 2018, 2019 and 2020, for options granted under a previous share incentive plan, respectively. As of the date of this annual report, we have granted options to purchase 8,935,192 ordinary shares under our 2019 Share Incentive Plan. See “Item 6—Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.” for details. If additional share options or other equity incentives are granted to our employees, directors or consultants in the future, our expenses associated with share-based compensation may increase significantly, which may have a material and adverse effect on our business, financial condition, results of operations and prospects.

We may require additional capital to support the growth of our business, and this capital might not be available on reasonable terms or at all.

We intend to continue to make investments to support our business growth and may require additional funds to continue to operate our business and respond to business challenges or opportunities, including the need to develop new solution offerings or enhance our existing solution offerings, improve our operating infrastructure and acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing that we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may hinder our ability to obtain additional capital or pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be impaired, and our business, financial condition, results of operations and prospects may be materially and adversely affected.

We currently rely on a small number of third-party cloud computing service providers to host a significant portion of our platform, and any interruptions or delays in services from these third parties could impair the delivery of our offerings and harm our business.

We use third-party cloud computing services. We do not control the operations of our third-party cloud computing service providers. The operations of these third-party cloud computing service providers may experience break-ins, computer viruses, denial-of-service attacks, sabotage, acts of vandalism, and other misconduct. The facilities of these third-party cloud computing service providers may also be vulnerable to damage or interruption from power loss, telecommunications failures, fires, floods, earthquakes, hurricanes, tornadoes, and similar events. The occurrence of any such event or other unanticipated problems may result in our inability to serve data reliably or require us to migrate our data to a new cloud computing service provider. This could be time-consuming and costly and may result in the loss of data, any of which could significantly interrupt the operation of our platform and harm our reputation and brand. We may not be able to easily switch to another cloud provider in the event of any disruptions or interference to the services we use, and even if we do, other cloud providers are subject to the same risks. Additionally, if we are unable to renew our agreements with these third-party cloud computing service providers on commercially reasonable terms, we may experience delays and interruptions in the provision of our solutions, which may in turn reduce our revenue and cause industry customers to stop working with us. As a result, our business, financial condition, results of operations and prospects could be adversely affected.

We may not timely and effectively scale and adapt our existing technology and network infrastructure in line with our business growth, which would materially and adversely affect our business, financial condition, results of operations and prospects.

It is critical to our success that we are able to scale and adapt our existing technology and network infrastructure to accommodate rapidly increasing workers on our platform in line with our business growth. We may experience service disruptions, outages or other performance problems due to a variety of factors, including infrastructure changes, human or software errors, capacity constraints due to an overwhelming number of workers accessing our platform simultaneously, and denial of service or fraud or security attacks. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. It may become increasingly difficult to maintain and improve the availability of our platform to workers, especially as we expand our operations into more industries.

We expect to continue to make significant investments to maintain and improve the availability of our platform and to enable rapid releases of new features and products. To the extent that we do not effectively address capacity constraints, respond adequately to service disruptions, upgrade our systems as needed or continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, financial condition, results of operations and prospects would be materially and adversely affected.

Our operations depend on the performance of the internet infrastructure and telecommunications networks in China.

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology. We primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. We cannot assure you that the internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage. In addition, we have no control over the costs of the services provided by telecommunication service providers. If the prices we pay for telecommunications and internet services rise significantly, our financial condition may be adversely affected.

We may not be able to adequately protect our intellectual property, which could cause us to be less competitive.

We regard our intellectual property as critical to our success. Such intellectual property includes trademarks, domain names, copyrights, know-how and proprietary technologies. We currently rely on trademarks, software copyrights, trade secret law, and confidentiality and non-compete agreements with our employees and others to protect our proprietary rights. However, we cannot assure you that any of our intellectual property rights will not be challenged, invalidated or circumvented, or that such intellectual property will be sufficient to provide us with competitive advantages.

Because of the rapid pace of technological change, we cannot assure you that all of our proprietary technologies and similar intellectual property can be patented in a timely or cost-effective manner, or at all. We have not completed the trademark registration for some of our logos. As such, these logos may be squatted by our competitors, in which case we may be forced to adopt a new brand name and deploy additional financial resources to market the new brand name, which may materially and adversely affect our business, financial condition, results of operations and prospects.

It is often difficult to maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We cannot assure you that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot assure you that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. From time to time, we may be subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business, financial condition, results of operations and prospects may be materially and adversely affected.

If we fail to maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

Prior to the initial public offering of our ADSs on the Nasdaq Global Stock Market in July 2020, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the rules and regulations of the applicable listing and corporate governance standards of the Nasdaq Stock Market. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements as of December 31, 2018 and 2019 and for the years ended December 31, 2017, 2018 and 2019, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified is our lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of U.S. GAAP and SEC rules.

To remedy our identified material weakness subsequent to December 31, 2019, we started to undertake steps to strengthen our internal control over financial reporting, including: (1) hiring additional accounting and financial reporting personnel with U.S. GAAP and SEC reporting experience, (2) expanding the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under U.S. GAAP, and SEC rules and regulations, (3) developing, communicating and implementing an accounting policy manual for its accounting and financial reporting personnel for recurring transactions and period-end closing processes, and (4) establishing effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of the Company’s consolidated financial statements and related disclosures. However, such measures have not been fully implemented in the limited time that elapsed since our initial public offering and we concluded that the material weakness in our internal control over financial reporting has not been remediated as of December 31, 2020.

Commencing with our fiscal year ending December 31, 2021, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we are a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Lawsuits or allegations of impropriety against us or our management could have a material adverse effect on our reputation, business, financial condition and results of operations.

We have become, and may continue to become, subject to lawsuits or allegations of impropriety brought by industry customers and their consumers, our competitors, or other individuals or entities, including breach of contract, claims of torts, or unfair competition. Any lawsuits or allegations of impropriety, with or without merit, or any perceived unfair, unethical, fraudulent or inappropriate business practice by us or perceived malfeasance by our management could harm our reputation. In addition to the related financial costs, managing and defending such lawsuits and allegations can significantly divert management’s attention from our business operations. We may also need to pay liquidated damages or settle such lawsuits or allegations with a substantial amount of cash. Any of the circumstances could have a material adverse effect on our reputation, business, financial condition and results of operations.

None of the lease agreements of our leased properties has been registered with the relevant PRC government authorities as required by PRC law, which may expose us to potential fines.

Under PRC law, all property lease agreements are required to be registered with the local land and real estate administration bureau. Although failure to do so does not in itself invalidate the leases, the lessees may not be able to defend these leases against bona fide third parties and may also be exposed to potential fines if they fail to rectify such non-compliance within the prescribed time frame after receiving notice from the relevant PRC government authorities. The penalty ranges from RMB1,000 to RMB10,000 for each unregistered lease, at the discretion of the relevant authority. As of the date of this annual report, none of the lease agreements for our leased properties in China has been registered with the relevant PRC government authorities. As of the date of this annual report, we have not been subject to administrative fines and sanctions in this regard. In the event that any fine is imposed on us for our failure to register our lease agreements, we may not be able to recover such losses from the lessors.

Our rights to use our leased properties could be challenged by property owners or other third parties, which may disrupt our operations and cause us to incur relocation costs.

As of the date of this annual report, the lessors of certain of our leased properties in China failed to provide us with valid property ownership certificates or authorizations from the property owners for the lessors to sublease the properties. There is a risk that such lessors may not have the relevant property ownership certificates or the right to lease or sublease such properties to us, in which case the relevant lease agreements may be deemed invalid and we may be forced to vacate these properties, which could interrupt our business operations and cause us to incur relocation costs. Moreover, if third parties challenge our lease agreements, it could result in a diversion of management attention and cause us to incur costs associated with defending such actions, even if such challenges are ultimately determined in our favor.

Failure to make adequate contributions to social insurance and housing fund as required by PRC regulations may subject us to penalties.

In accordance with the PRC Social Insurance Law and the Regulations on the Administration of Housing Fund and other relevant laws and regulations, China establishes a social insurance system and other employee benefits including basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance, maternity insurance, housing fund, and a handicapped employment security fund, or collectively the Employee Benefits. An employer is required to pay the Employee Benefits for its employees in accordance with the rates provided under relevant regulations and withhold the Employee Benefits that should be assumed by the employees.

Our VIE and its subsidiaries have not made sufficient contribution of the Employee Benefits for some employees. We have recorded accruals for the estimated underpayment of Employee Benefits, including late fees and fines, in our financial statements. As advised by our PRC counsel, we may be subject to late fees and fines for our insufficient contributions to the Employee Benefits and non-registration of an account for social insurance or housing fund. As of the date of this annual report, we have not received any notice from the relevant government authorities or any claim or request from these employees in this regard. However, we cannot assure you that the relevant government authorities will not require us to pay the outstanding amount and impose late fees or fines on us, in which case our business, financial condition and results of operations may be adversely affected.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Our revenues are all sourced from China. Accordingly, our business financial condition, results of operations and prospects are influenced by economic, political and legal developments in China. Economic reforms begun in the late 1970s have resulted in significant economic growth. However, any economic reform policies or measures in China may from time to time be modified or revised. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and among different economic sectors.

The PRC government exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Although the PRC economy has grown significantly in the past decade, that growth may not continue, as evidenced by the slowing of the growth of the PRC economy since 2012. In addition, China’s economic condition has been, and may continue to be, impacted by the recent global outbreak of COVID-19 and the corresponding government-mandated quarantine measures. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business, financial condition and results of operations, lead to reduction in demand for our services and adversely affect our competitive position.

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is based on written statutes and court decisions that have limited precedential value. The PRC legal system is evolving rapidly, and therefore the interpretations and enforcement of many laws, regulations and rules may contain inconsistencies and uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding than in more developed legal systems. Furthermore, the PRC legal system is based, in part, on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effect. As a result, we may not always be aware of any potential violation of these policies and rules. These uncertainties my impede our contractual, property and procedural rights, which could adversely affect our business, financial condition and results of operations.

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors of the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

Our independent registered public accounting firm that issues the audit report included in our annual report filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because we have substantial operations within the PRC and the PCAOB is currently unable to conduct full inspections of the work of our independent registered public accounting firm as it relates to those operations without the approval of the Chinese authorities, our independent registered public accounting firm is not currently inspected thoroughly by the PCAOB. This lack of PCAOB inspections in the PRC prevents the PCAOB from regularly evaluating our independent registered public accounting firm’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA, which became effective on May 5, 2021. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The requirements of annual report for foreign issuers have been updated by the SEC to reflect the disclosure requirements, which require disclosure in a foreign issuer’s annual report regarding the audit arrangements of, and governmental influence on, such foreign issuer. A foreign issuer will not be required to comply with such disclosure requirement until the SEC has identified it as having a “non-inspection” year under a process to be subsequently established by the SEC with appropriate notice. Once identified, such foreign issuer will be required to comply with such disclosure requirement in its annual report for each fiscal year in which it is identified.

On May 13, 2021, the PCAOB proposed a new rule for implementing the HFCAA. Among other things, the proposed rule provides a framework for the PCAOB to use when determining, under the HFCAA, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The proposed rule would also establish the manner of the PCAOB’s determinations; the factors the PCAOB will evaluate and the documents and information it will consider when assessing whether a determination is warranted; the form, public availability, effective date, and duration of such determinations; and the process by which the board of the PCAOB can modify or vacate its determinations. The PCAOB is seeking public comments on the proposed rule through July 12, 2021.

The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to the PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCAA. However, some of the recommendations were more stringent than the HFCAA. For example, if a company was not subject to the PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCAA and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the HFCAA are uncertain. Such uncertainty could cause the market price of the ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCAA. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase the ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of the ADSs.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continued to discuss with the CSRC and the PRC Ministry of Finance on joint inspections in the PRC of PCAOB-registered audit firms that provide auditing services to Chinese companies that trade on U.S. stock exchanges.

Proceedings instituted by the SEC against Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In late 2012, the SEC commenced administrative proceedings against the mainland Chinese affiliates of the “big four” accounting firms (including our independent registered public accounting firm) under Rule 102(e) of its Rules of Practice and the Sarbanes-Oxley Act of 2002. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the Chinese accounting firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioners had taken place, the Chinese accounting firms reached a settlement with the SEC whereby the proceedings were stayed. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents would normally be made to the CSRC. The Chinese accounting firms would receive requests matching those under Section 106 of the Sarbanes-Oxley Act of 2002 and would be required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. The CSRC for its part initiated a procedure whereby, under its supervision and subject to its approval, requested classes of documents held by the accounting firms could be sanitized of problematic and sensitive content so as to render them capable of being made available by the CSRC to U.S. regulators.

Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice at the end of four years starting from the settlement date, which was on February 6, 2019. We cannot predict whether, in cases where the CSRC does not authorize the production of requested documents to the SEC, the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. laws. If additional challenges are imposed on the Chinese affiliates of the “big four” accounting firms, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event that the SEC restarts the administrative proceedings, depending upon the outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act and ultimately possible delisting. Moreover, any negative news about any such future proceedings against these accounting firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If the Chinese affiliate of our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs from NASDAQ or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the PRC territory. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase the difficulties you face in protecting your interests. See also “—Risks Related to our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law and conduct our operations primarily in China.”

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under the PRC law, legal documents for corporate transactions, including agreements and contracts, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with relevant PRC market regulation administrative authorities.

In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit a formal application, which will be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or our affiliated entities or their subsidiaries. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations, and we may not be able to recover our loss due to such misuse or misappropriation if the third party relies on the apparent authority of such employees and acts in good faith.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and China’s foreign exchange policies, among other things. In 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of IMF completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly against the backdrop of a surging U.S. dollar and persistent capital outflows from China. This depreciation halted in 2017, and the Renminbi appreciated approximately 7% against the U.S. dollar during this one-year period. In 2018, a new round of Renminbi depreciation emerged under the influence of a strong U.S. dollar and the Sino-US trade friction. In August 2019, Renminbi once plunged to the weakest level against the US dollar in more than a decade, which raised fears of further escalation in the Sino-US trade friction as the United States labeled China as a currency manipulator after such sharp depreciation. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering in July 2020 into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or the ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiary in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiary and affiliated entities to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

In light of the flood of capital outflows of China in 2016 due to the weakening Renminbi, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce, or the MOC, be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the MOC shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOC that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOC, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOC or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may affect our ability to capitalize or otherwise fund our PRC operations.

We are an offshore holding company conducting our operations in China through our PRC subsidiary and our affiliated entities. We may make loans to our PRC subsidiary and affiliated entities, or we may make additional capital contributions to our PRC subsidiary, or we may establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or we may acquire offshore entities with business operations in China in an offshore transaction.

Most of these activities are subject to PRC regulations and approvals. For example, loans by us to our wholly owned PRC subsidiary to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. If we decide to finance our wholly owned PRC subsidiary by means of capital contributions, these capital contributions are subject to the requirement of making necessary reporting or filings in the foreign investment comprehensive administrative system and registration with other governmental authorities in China. Due to the restrictions imposed on loans in foreign currencies extended to PRC domestic companies, we are not likely to make such loans to our affiliated entities as PRC domestic companies. Further, we are not likely to finance the activities of our affiliated entities by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in value-added telecommunication services and certain other businesses.

SAFE promulgated the Circular on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third-party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Although SAFE promulgated in 2019 the Circular on Further Promoting the Cross-border Trade and Investment Facilitation, or SAFE Circular 28, pursuant to which non-investment foreign-invested companies are allowed to conduct domestic equity investment with settled capital from foreign exchange if such investment projects are true and compliant and do not otherwise violate the existing Special Management Measures (Negative List) for the Access of Foreign Investment, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds we received from our initial public offering in July 2020, to our PRC subsidiary, which may adversely affect our liquidity and our ability to fund and expand our business in China.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, or at all, with respect to future loans by us to our PRC subsidiary or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received from our initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us, or may otherwise adversely affect us.

SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing with such PRC residents or entities’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. On February 13, 2015, SAFE issued Circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, or SAFE Circular 13, effective on June 1, 2015, pursuant to which the power to accept SAFE registration was delegated from local SAFE to local qualified banks where the assets or interest in the domestic entity was located. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

SAFE Circular 37 is issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75.

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiary may be prohibited from distributing its profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiary. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We have used our best efforts to notify PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents to complete the foreign exchange registrations. As of the date of this annual report, all PRC residents known to us that currently hold direct or indirect ownership interests in our company, except for one minority shareholder, have completed the registration with SAFE as required by SAFE Circular 37. However, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make or update such registration, and we cannot compel them to comply with SAFE registration requirements. As a result, we cannot assure you that all other shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiary’s ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or SAFE Circular 7. Under SAFE Circular 7 and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of share-based awards, the purchase and sale of corresponding shares or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution, or any other material changes. We and our PRC employees who have been granted share-based awards have been subject to SAFE Circular 7 and other relevant rules and regulations as our company has become an overseas listed company since the completion of our initial public offering in July 2020. Although we have completed the SAFE registration for our 2019 Share Incentive Plan subject to SAFE Circular 7, any failure of our PRC share-based award holders to complete their SAFE registrations for any other stock incentive plan in the future may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute dividends to us, or otherwise materially adversely affect our business.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or the ADSs holders.

Under the PRC Enterprise Income Tax Law, or the EIT Law, and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to PRC enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or SAT, issued the Circular of the State Administration of Taxation on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance with the De Facto Standards of Organizational Management, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, but not to those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (1) the primary location of the day-to-day operational management is in the PRC; (2) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (3) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (4) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that Quhuo Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADSs holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, dividends paid to our non-PRC individual shareholders (including the ADSs holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us), if such gains are deemed to be from PRC sources. These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of Quhuo Limited would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Quhuo Limited is treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs.

We face uncertainties with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors. In February 2015, SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Bulletin 7. Pursuant to SAT Bulletin 7, an “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. On October 17, 2017, SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. SAT Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

There is uncertainty as to the application of SAT Bulletin 37 or previous rules under Bulletin 7. We face uncertainties on the reporting and consequences of private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. Under SAT Bulletin 37 and SAT Bulletin 7, our company may be subject to filing obligations or taxes if our company is the transferor in such transactions, and may be subject to withholding obligations if our company is the transferee in such transactions.

Increases in labor costs in the PRC may adversely affect our business, financial condition and results of operations.

The PRC Labor Contract Law has reinforced the protection of employees who, under the PRC Labor Contract Law, have the right, among others, to have written employment contracts, to enter into employment contracts with no fixed term under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. Furthermore, the PRC Labor Contract Law sets forth additional restrictions and increases the costs involved with dismissing employees. To the extent that we need to significantly reduce our workforce, the PRC Labor Contract Law could adversely affect our ability to do so in a timely and cost-effective manner, and we could be subject to penalties or incur significant liabilities in connection with labor disputes or investigations.

In addition, we are required by PRC laws and regulations to make social insurance registration and open housing fund account with relevant governmental authorities and pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. If we fail to make adequate social insurance and housing fund contributions, we may be subject to fines and legal sanctions, and our business, financial condition and results of operations may be adversely affected.

Risks Related to Our Corporate Structure

The PRC government may find that the contractual arrangements that establish our corporate structure for operating our business do not comply with applicable PRC laws and regulations.

Current PRC laws and regulations impose certain restrictions on foreign ownership of companies that engage in certain business operations, such as value-added telecommunications services. In June 2019, the Ministry of Commerce, or MOFCOM, and the National Development and Reform Commission, or the NDRC, promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List (2019 version), which became effective on July 30, 2019, in order to amend the Guidance Catalogue of Industries for Foreign Investment. In June 2020, MOFCOM and the NDRC promulgated the Negative List (2020 version) which will become effective on July 23, 2020 and replace the Negative List (2019 version). Pursuant to the Negative List (2020 version), foreign investment in value-added telecommunications services (except for e-commerce, domestic multiparty communication, store and forward service and call center) falls within the Negative List. As a result, foreign investors can only conduct investment activities through equity or contractual joint ventures with certain shareholding requirements and approvals from competent authorities. PRC partners are required to hold the majority interests in the joint ventures and approval from MOFCOM and the Ministry of Industry and Information Technology, or MIIT, for the incorporation of the joint ventures and the business operations.

Current PRC laws and regulations impose restrictions or prohibitions on foreign ownership and investment in companies that engage in value-added telecommunication services. We are an exempted company incorporated in the Cayman Islands. Beijing Quhuo Information Technology Co., Ltd., or WFOE, is our wholly-owned PRC subsidiary and a foreign-invested enterprise under PRC laws. We conduct our business in China through Beijing Quhuo Technology Co., Ltd., or our VIE, and its subsidiaries, or collectively our affiliated entities, in China, and may in the future commence or acquire businesses that are subject to the restrictions with respect to value-added telecommunication services, including our payday loan services. We, through WFOE, entered into a series of contractual arrangements with the VIE and its registered shareholders, in order to (1) exercise effective control over our affiliated entities, (2) receive substantially all of the economic benefits of our affiliated entities, and (3) have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law. We have been and expect to continue to be dependent on our affiliated entities to operate our business in China. As a result of these contractual arrangements, we have control over and are the primary beneficiary of our affiliated entities and hence consolidate their financial results under U.S. GAAP.

In the opinion of our PRC counsel, Commerce & Finance Law Offices, (1) the ownership structures of WFOE and the VIE in China currently do not result in any violation of the applicable PRC laws or regulations currently in effect; and (2) the contractual arrangements between WFOE, the VIE and its registered shareholders governed by PRC laws and regulations are currently valid and legally binding on each party thereto and enforceable in accordance with the terms thereof, subject, as to enforceability, to applicable bankruptcy, insolvency, moratorium, reorganization and similar laws affecting creditors’ rights generally, the discretion of relevant governmental authorities in exercising their authority in connection with the interpretation and implementation thereof, and the application of relevant PRC laws and policies thereto, and to general equity principles. However, we have been further advised by our PRC counsel that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations, and there can be no assurance that the PRC government authorities will not take a view contrary to or otherwise different from the opinion of our PRC counsel. If the PRC government otherwise find that we are in violation of any existing or future PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

•	revoking the business and operating licenses of our company;

•	discontinuing or restricting any related-party transactions between our group and our affiliated entities;

•	imposing fines and penalties, confiscating the income from our company, or imposing additional requirements for our operations which we may not be able to comply with;

•

requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements and deregistering the equity pledges of the VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exercise effective control over our affiliated entities;

•

restricting or prohibiting our use of the proceeds of our initial public offering in July 2020 to finance our business and operations in China, particularly the expansion of our business through strategic acquisitions; or

-34-D

•	restricting the use of financing sources by us or our affiliated entities or otherwise restricting our or their ability to conduct business.

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of our affiliated entities in China, and/or our failure to receive the economic benefits from our affiliated entities, we may not be able to consolidate their financial results in our consolidated financial statements in accordance with U.S. GAAP.

Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

We have relied and expect to continue to rely on the contractual arrangements with the VIE and its shareholders to operate our business in China. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

However, these contractual arrangements may not be as effective as direct ownership in providing us with control over our affiliated entities. Any of our affiliated entities, including the VIE and its shareholders, could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. For example, the VIE may fail to pass the annual inspection of the ICP license, which would negatively impact our business operations. In the event that the shareholders of the VIE breach the terms of these contractual arrangements and voluntarily liquidate the VIE, or the VIE declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by our affiliated entities, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, if the VIE undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of the assets of the VIE, thereby hindering our ability to operate our business as well as constrain our growth.

If the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. Our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these agreements would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our affiliated entities, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

The shareholders of the VIE may have actual or potential conflicts of interest with us, which may materially and adversely affect our business, financial condition and results of operations.

The shareholders of the VIE may have actual or potential conflicts of interest with us. These shareholders may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material adverse effect on our ability to effectively control our affiliated entities and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with the VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainties as to the outcome of any such legal proceedings.

Our contractual arrangements may be subject to scrutiny by the PRC tax authorities and they may determine that we or our affiliated entities owe additional taxes, which could materially and adversely affect our business, financial condition and results of operations.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We could face material and adverse tax consequences if the PRC tax authorities determine that our contractual arrangements were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust income of our affiliated entities in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our affiliated entities for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiary’s tax expenses. In addition, if WFOE requests the shareholders of our affiliated entities to transfer their equity interests at nominal or no value pursuant to the contractual arrangements, such transfer could be viewed as a gift and subject WFOE to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on our affiliated entities for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our affiliated entities’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Enterprise Investment Law and how it may impact the viability of our current corporate structure, corporate governance, business, financial condition, results of operations and prospects.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The current Foreign Investment Law does not mention concepts such as “actual control” and “controlling PRC companies by contracts or trusts” that were included in the previous drafts, nor does it specify regulations on controlling through contractual arrangements. As a result, this regulatory topic remains unclear under the Foreign Investment Law. However, since the Foreign Investment Law is relatively new, uncertainties still exist in relation to its interpretation and implementation, and failure to take timely and appropriate measures to cope with the regulatory-compliance challenges could result in a material adverse effect on us. For instance, though the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, it contains a catch-all provision under the definition of “foreign investment,” which includes investments made by foreign investors in China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the Stale Council to provide for contractual arrangements as a form of foreign investment, at which time it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in the PRC and if yes, how our contractual arrangements should be dealt with. In addition, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. In the worst-case scenario, we may be required to unwind our existing contractual arrangements and/or dispose of the relevant business operations, which could have a material adverse effect on our current corporate structure, corporate governance, business, financial condition, results of operations and prospects.

We may rely on dividends paid by our PRC subsidiary to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.

We are a holding company, and we may rely on dividends to be paid by our PRC subsidiary for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the holders of the ADSs and our ordinary shares and service any debt we may incur. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, wholly foreign-owned enterprises in the PRC, such as WFOE, may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Any limitation on the ability of our wholly-owned PRC subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Risks Related to Our Corporate Governance

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices for corporate governance matters that differ significantly from the NASDAQ corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance listing standards.

Our ADSs are listed on NASDAQ. The NASDAQ corporate governance listing standards permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ corporate governance listing standards. We have relied on and plan to continue to rely on home country practice with respect to our corporate governance. For example, we do not have a majority of independent directors serving on our board of directors. We have also elected to not have our compensation committee and nominating and corporate governance committee consist of entirely independent directors. See “Item 6. Directors, Senior Management and Employees—C. Board Practices” for details. As a result, our shareholders may be afforded less protection than they otherwise would enjoy under the Nasdaq rules applicable to U.S. domestic issuers.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of NASDAQ. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely than that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies, and as a result of this election, our financial statements may not be comparable to those of companies that comply with public company effective dates, including other emerging growth companies that have not made this election.

We have incurred, and may continue to incur, increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We incur significant legal, accounting and other expenses as a result of being a public company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and NASDAQ, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

As a result of becoming a public company, we have increased the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. Operating as a public company has also made it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We are a “controlled company” as defined under the Nasdaq Stock Market Rules. As a result, we are qualified for, and can rely on, exemptions from certain corporate governance requirements that would otherwise provide protection to shareholder of other companies.

We are a “controlled company” as defined under the Nasdaq Stock Market Rules as Mr. Leslie Yu, our chairman and chief executive officer, holds a majority of the aggregate voting power of our company. For so long as we remain a controlled company, we may rely on certain exemptions from the corporate governance rules, including the rule that we have to establish a nominating and corporate governance committee composed entirely of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Even if we cease to be a controlled company, we may still rely on exemptions available to foreign private issuers, including being able to adopt home country practices in relation to corporate governance matters. See “—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices for corporate governance matters that differ significantly from the NASDAQ corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance listing standards” and “—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our authorized and issued ordinary shares are divided into Class A ordinary shares and Class B ordinary shares (with certain shares remaining undesignated, with power for our directors to designate and issue such classes of shares as they think fit), and our ADSs represent Class A ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 15 votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Mr. Leslie Yu, our chairman and chief executive officer, has control over us and our corporate matter. As of April 30, 2021, Mr. Yu beneficially owned all of our issued Class B ordinary shares. These Class B ordinary shares constitute approximately 12.0% of our total issued and outstanding share capital and 71.7% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, Mr. Yu has considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our ADSs.

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and the ADSs.

Our memorandum and articles of association contain provisions which could limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

Risks Related to our ADSs

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of the ADSs.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our revenues, earnings and cash flow;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new services and expansions by us or our competitors;

•	announcements of new policies, rules or regulations relating to the internet or the consumer services industry in China;

•	changes in financial estimates by securities analysts;

•	detrimental adverse publicity about us, our services, our competitors or our industry;

•	additions or departures of key personnel;

•	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ADSs to decline.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. We have 46,097,880 Class A ordinary shares and 6,296,630 Class B ordinary shares outstanding as of April 30, 2021, including 11,413,849 Class A ordinary represented by ADSs.

All of our ADSs are freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act. The lockup agreement that our directors and executive officers and all of our pre-IPO shareholders signed with the underwriters of our initial public offering has expired, and these shareholders, and the remaining Class A ordinary shares are available for sale subject to volume and other restrictions under Rule 144 and Rule 701 under the Securities Act. To date, the trading volume of our ADSs on the Nasdaq Global Market has been low and, therefore, sales of even relatively small amounts of our ADSs in the public market could adversely affect the market price of our ADSs. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs or even lose your entire investment in our ADSs.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law and conduct our operations primarily in China.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands, as amended from time to time, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of associations, our register of mortgages and charges and special resolutions of our shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obligated to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. If we choose to follow home country practice, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

In addition, we conduct substantially all of our business operations in China, and substantially all of our directors and senior management are based in China, which is an emerging market. The SEC, U.S. Department of Justice and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including China. Additionally, our public shareholders may have limited rights and few practical remedies in emerging markets where we operate, as shareholder claims that are common in the United States, including class action securities law and fraud claims, generally are difficult to pursue as a matter of law or practicality in many emerging markets, including China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, the regulatory cooperation with the securities regulatory authorities in the Unities States has not been efficient in the absence of a mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no foreign securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to foreign securities regulators.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and all of our assets are located outside of the United States. All of our current operations are conducted in China. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. All or a substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against us, our assets, our directors and officers or their assets.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your Class A ordinary shares.

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying Class A ordinary shares represented by your ADSs in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying Class A ordinary shares represented by your ADSs in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares represented by your ADSs unless you withdraw such shares. Under our amended and restated memorandum and articles of association, the minimum notice period required for convening a general meeting is ten calendar days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the underlying Class A ordinary shares represented by your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the underlying Class A ordinary shares represented by your ADSs are not voted as you requested.

You may not receive cash dividends if the depositary decides it is impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of our ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

We and the depository are entitled to amend the deposit agreement and to change the rights of ADSs holders under the terms of such agreement, and we may terminate the deposit agreement, without the prior consent of the ADSs holders.

We and the depository are entitled to amend the deposit agreement and to change the rights of the ADSs holders under the terms of such agreement, without the prior consent of the ADSs holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment are disadvantageous to ADSs holders, ADSs holders will only receive 30 days’ advance notice of the amendment, and no prior consent of the ADSs holders is required under the deposit agreement. Furthermore, we may decide to terminate the ADS facility at any time for any reason. For example, terminations may occur when we decide to list our shares on a non-U.S. securities exchange and determine not to continue to sponsor an ADS facility or when we become the subject of a takeover or a going-private transaction. If the ADS facility will terminate, ADSs holders will receive at least 90 days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that is disadvantageous to ADSs holders or terminate the deposit agreement, the ADSs holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying Class A ordinary shares, but will have no right to any compensation whatsoever.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADSs holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.

As a holder of our ADSs, you are a party to the deposit agreement under which our ADSs are issued. Under the deposit agreement, any action or proceeding against or involving the depositary arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of you owning the ADSs (including any such action or proceeding that may arise under the U.S. federal securities laws) may only be instituted in a state or federal court in New York, New York. In addition, under the deposit agreement, you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. Such exclusive jurisdiction may, among other things, discourage lawsuits against or involving us or the depositary, lead to increased costs to bring a claim or limit your ability to bring a claim in a judicial forum you find favorable.

In addition, the depositary may, in its sole discretion, require that any claim or dispute arising from the relationship created by the deposit agreement, including any claims under the U.S. federal securities laws and claims not in connection with our initial public offering in July 2020, be referred to and finally settled by an arbitration conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association. As arbitration provisions in commercial agreements have generally been respected by federal courts and state courts of New York, we believe that the arbitration provisions in the deposit agreement are enforceable under federal law and the laws of the State of New York. If the depositary elects to have any claim or dispute arising under the deposit agreement be referred to and finally settled by an arbitration, this could result in increased costs to bring a claim, limited access to information and other imbalances of resources between you as ADS holders and us, and could place limits on the ability of you as ADS holders to bring a claim in an arbitration forum that you may find favorable. Furthermore, we may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the terms and subject to the conditions of the deposit agreement as amended.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, to the fullest extent permitted by law, ADSs holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may, among other things, limit and discourage lawsuits against us and/or the depositary and lead to limited access to information and other imbalances of resources between you as ADS holders and us. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

We may be a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. investors owning the ADSs or our ordinary shares.

A non-U.S. corporation, such as our company, will be considered a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. Although the law in this regard is not entirely clear, we treat our VIE (and its subsidiaries) as being owned by us for U.S. federal income tax purposes because we control its management decisions and are entitled to substantially all of the economic benefits associated with it. As a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our VIE (and its subsidiaries) for U.S. federal income tax purposes, we would likely be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of our VIE (and its subsidiaries) for U.S. federal income tax purposes, and based upon our current and projected income and assets and projections as to the value of our assets, we do not believe that we were classified as a PFIC for the taxable year ended December 31, 2020, and we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we are a PFIC for any tax year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—General”) holds an ADS or a Class A ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Passive foreign investment company considerations.”

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and development of the company

We are an exempted company with limited liability incorporated in the Cayman Islands in June 2019 and a holding company of our group. We commenced operations through Beijing Quhuo Technology Co., Ltd., or Beijing Quhuo, in 2012.

In June 2019, our founders, through their respective controlled entities, incorporated Quhuo Limited in the Cayman Islands as our listing entity and holding company with no material operations of its own.

From June 2019 to July 2019, we incorporated various subsidiaries, including Quhuo Investment Limited, Quhuo Technology Investment (Hong Kong) Limited and Beijing Quhuo Information Technology Co., Ltd., or WFOE, all of which are investment holding companies. In August 2019, we gained control and became the sole beneficiary of Beijing Quhuo, or the VIE, through a series of contractual arrangements between WFOE, the VIE and the VIE’s registered shareholders.

In August 2019, Quhuo Limited issued preferred shares to the VIE’s existing investors to reflect their respective equity interests in the VIE prior to the restructuring.

In July 2020, we completed an initial public offering of 3,788,100 ADSs, raising approximately US$32.5 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us.

In November 2020, we acquired a 54.22% equity interest in Lailai Information Technology (Shenzhen) Co., Ltd., an on-demand workforce platform that specializes in housekeeping solutions for hotels and B&Bs, for a consideration in the form of cash and our company’s securities, in which the cash consideration had been paid. We expect to issue the securities within the time period prescribed in the investment agreement.

Our principal executive offices are located at 3rd Floor, Block D, Tonghui Building, No. 1132 Huihe South Street, Chaoyang District, Beijing, People’s Republic of China. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The telephone number of our principal executive office is (+86-10) 5338 4963. Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our main website is www.quhuo.cn. The information contained on our website is not a part of this annual report. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, New York 10168

The SEC maintains an Internet site, http://www.sec/gov, which contains reports, proxy and information statements, and other information regarding us. We also maintain an Internet site, http://ir.quhuo.cn/, for investors’ information.

B.	Business Overview

We are a leading workforce operational solution platform in China. We provide tech-enabled, end-to-end operational solutions primarily to blue-chip on-demand consumer service businesses in industries with significant e-commerce exposure, including delivery, ride-hailing, housekeeping and bike-sharing. Within the on-demand consumer service ecosystem, we play a unique and indispensable role as the link between consumer service businesses and the end consumers to enable the delivery of goods, services and experiences to consumers.

To the on-demand consumer service companies that we serve, our solutions have become critical to their business strategy, operational focus and financial performance. We have established deep-rooted, long-standing partnerships with blue-chip industry customers in an increasing number of on-demand consumer service industries in China. Our platform helps industry customers mobilize a large team of workers and utilize a combination of training, performance monitoring and refinement, and incentives to transform them into skilled workers who can follow industry-specific, standardized and highly efficient service procedures. Leveraging our technology capabilities, we conduct data-driven operational analysis to assist our industry customers in improving their service quality and consumer satisfaction. As of December 31, 2020, we partnered with industry customers mostly comprising top market players in their respective industries, such as Meituan and Ele.me in the on-demand delivery industry and other chain restaurants such as KFC, Meituan Bike, Didi and Hello in the mobility-as-a-service section (including bike-sharing and ride-hailing), and Hilton Hotels and Resorts, Kingkey Group, Marriott International, and Kempinski Hotels in the hotel industry. Our geographic footprint reached 111 cities across 30 provinces, municipalities and autonomous regions in China as of December 31, 2020.

To the workers on our platform, we believe we have become a “go-to” one-stop platform that provides them with diversified, flexible earning opportunities. Workers are also attracted to our platform for career advancement prospects and various work-life support and services. We empower workers with minimal work experience to begin their career and progress with us. In the three months ended December 31, 2020, we had approximately 54,500 average monthly active workers on our platform. We believe that the size of our workforce allows us to further cement our relationship with industry customers and become their partner of choice when they enter new geographical markets or new on-demand consumer service industries. Workers on our platform are also encouraged to bring in their friends, relatives and acquaintances to continually and organically expand our workforce network. We believe that the bonds among workers on our platform can be forged by such social relations, minimizing worker turnovers and making our platform more stable.

Our ability to quickly scale up our business and effectively manage our workers rests on Quhuo+, a proprietary technology infrastructure that centralizes our operational management and streamlines our solution process. For workers in a management position, such as team leaders for our on-demand delivery solutions, Quhuo+ allows them to pinpoint workers on our platform to monitor their workload and performance, and dynamically manage staffing and maintain solution quality. With Quhuo+, team leaders are able to transcribe industry-specific KPIs obtained from industry customers into executable guidance for workers on our platform, and benchmark workforce performance across all workers and teams based on data-driven analytics to refine our solutions and optimize our operational efficiency. For rank-and-file workers, Quhuo+ allows them to review their workload, access on-the-job training and review their performance. As a result, we are able to cultivate a specialized yet flexible workforce and deploy the same workers across different industry settings based on their work schedules by, for example, allowing delivery riders on our platform to take part in our shared-bike maintenance solutions during their off-peak hours, which serves to optimize our operational cost and also diversify their earning opportunities. We have developed Quhuo+ into a scalable modular system with customizable parameters and settings to smoothly manage and transfer massive workers across different regions and industries we serve, which forms the bedrock of our highly scalable and replicable business model. As a result, we are able to scale our operations and replicate our success into greenfield regions or industries quickly and cost-effectively with minimal incremental costs on infrastructure.

We operate in a vibrant ecosystem consisting of workforce operational solution platforms, including us, on-demand consumer service companies and end consumers. The following diagram is a simplified presentation of our role in this ecosystem:

Our Solutions

We have established a solid market presence in the on-demand industry and continued to expand into other industries by leveraging our accumulated industry knowledge and operational experience. We currently provide four industry-tailored operational solutions, including on-demand delivery solutions, ride-hailing solutions, housekeeping solutions and shared-bike maintenance solutions.

On-demand delivery solutions

We launched our on-demand delivery solutions in February 2013 with a focus on prepared food, and recently expanded our service scope to the delivery of other items, such as grocery and fresh food. We operate exclusively under the premium delivery model which is characterized by, among others, higher service quality, service reliability and delivery speed compared to the crowdsourcing model. According to the F&S report, driven by the incentive to improve their returns and strengthen their brands through high-quality delivery services, major on-demand delivery platforms have gradually adopted the premium delivery model since 2015 and have fully partnered with third-party workforce operational solution platforms, such as us, to fulfill premium deliveries in lieu of in-house delivery operations. With our on-demand delivery solutions, industry customers are able to scale up their delivery coverage quickly and complete additional deliveries at low incremental costs.

Our industry customers typically divide their intra-city delivery network into a number of delivery areas. We and our industry customers generally enter into a standard form delivery service agreement, pursuant to which we are assigned certain number of delivery areas within a city. We deploy delivery riders on our platform to serve each industry customer. On the one hand, each delivery rider on our platform, after being assigned to a certain industry customer, obtains access to that customer’s mobile app and dispatch portal to receive and complete delivery orders. We, on the other, offer onboarding logistics support and training, and manage delivery riders on our platform through Quhuo+. With our support, each team leader on our platform sets up a service station for one or more delivery areas, and supervises all delivery riders in that service station under a unified management standard. Our team leaders also manage customer relationships within their assigned delivery areas. Under the supervision of the team leader, all delivery riders dispatched from a specific service station will be responsible solely for the delivery orders initiated within and destined for that delivery area. We may adjust the dispatch of workers among different delivery areas to accommodate the peak demand and seasonality swings for different industry customers.

A delivery service agreement typically is one year in term and is renewable by mutual consent. The agreement grants us a non-exclusive right to provide on-demand delivery services within designated delivery areas and contains certain restrictive covenants. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may be held liable for breach of contract under our agreements with industry customers.” If we breach the terms of the delivery service agreement and fail to rectify the breach within a prescribed time frame, industry customers may unilaterally adjust the scope of our business cooperation, deduct outstanding fees payable to us, and/or terminate the agreement. We are also obligated to indemnify industry customers for personal injury and property loss or damage sustained by any third party caused by us or from the rendering of our delivery services. We sometimes are required to place a deposit with an industry customer, from which the customer is entitled to deduct liquidated damages or economic losses sustained. We derive revenue from service fees paid by industry customers based on the number of fulfilled orders, subject to KPI-based adjustments.

A typical delivery service agreement also sets forth detailed service standards and KPIs to measure the efficiency and effectiveness of our delivery services and the workplace safety in our daily operations, such as the timely delivery rate, complaint rate and accident rate. To ensure the quality of our solutions and cultivate a safety-conscious work environment, we require all delivery riders on our platform to abide by our delivery service standards. We have formulated a set of criteria in relation to service techniques and manners and safety consciousness that generally follow the KPIs required by our industry customers in an understandable manner for workers. We provide delivery riders with systematic training programs consisting of onboarding training, practical in-the-field training, and daily review and face-to-face meetings. The training covers topics ranging from delivery techniques, conversation manners, driving skills and techniques, complaint handling to health and safety matters. We continually evaluate their performance based on our service criteria, give them timely feedback based on the analysis of their track record, and guide their rectification. In addition, we have implemented various measures to enhance the safety of delivery riders on our platform, including assistance in obtaining insurance and handling emergency situations.

The following flowchart illustrates the typical transaction process of our on-demand delivery solutions:

As of December 31, 2020, we delivered our on-demand delivery solutions in 70 cities in China. In the three months ended December 31, 2018, 2019 and 2020, our average monthly delivery riders were over 22,700, 39,900, and 48,900 respectively, and the average monthly delivery orders fulfilled by those delivery riders were approximately 15.6 million, 29.2 million and 36.5 million, respectively. In particular, as we have expanded our service scope of our on-demand delivery solutions by delivering grocery and fresh food in 2020, we fulfilled approximately 8.0 million delivery orders for grocery and fresh food.

Ride-hailing solutions

We launched our ride-hailing solutions in October 2018. Under the current regulatory regime in China, ride-hailing drivers are required to obtain licenses both for themselves and for the vehicles they steer. Ride-hailing companies and drivers may be subject to fines and bans for violation of the relevant regulations. We attract ride-hailing companies with our access to a fleet of qualified ride-hailing drivers that are in short supply. We attract qualified candidates to our platform with our car leasing arrangements, under which we sublease vehicles with the requisite license to drivers and charge them monthly rental fees. As a result, we relieve their financial burden in obtaining a vehicle when they enter the ride-hailing market. We also provide them with strong driver-centric support and services, such as filing for insurance claims, roadside assistance and vehicle repair and maintenance. In addition to inviting qualified ride-hailing drivers to join us, we also motivate workers with driving skills on our platform to obtain the required permit so that they could become qualified ride-hailing drivers and take part in our ride-hailing solutions. As of December 31, 2020, we had over 1,000 full-time ride-hailing drivers on our platform. We believe that it is more cost-effective to convert existing eligible workers on our platform into drivers than to attract new drivers through referrals or marketing campaigns and that our access to a large pool of eligible workers represents incremental growth potential.

Drivers use mobile apps from the ride-hailing companies to acquire and complete ride orders. We receive the performance data from ride-hailing companies and analyze these data to help drivers refine their services and increase their ratings and income level.

We primarily derive revenue from rental fees under our car leasing agreements with drivers. We may also charge ride-hailing companies services fees based on our consulting services to them.

As of December 31, 2020, we delivered our ride-hailing solutions to a major ride-hailing company in 10 cities. Drivers on our platform fulfilled approximately 4.0 million rides in 2020.

Shared-bike maintenance solutions

We launched our shared-bike maintenance solutions in January 2018 to address the imminent demand for maintenance and distribution services from bike-sharing companies. In particular, as certain bike-sharing platforms, such as Hello, have launched e-bikes, we have accordingly expanded our service scope. A common issue plaguing the bike-sharing businesses is the disproportionate geographical distribution of bikes as the demand for bikes can be unpredictable, asymmetric and fluctuating among different neighborhoods throughout the day. As a result, bike-sharing companies must deploy fleets of vehicles to redistribute the bikes to guarantee a desirable number of bikes at different locations. It is also critical for bike-sharing companies to identify, repair and replace malfunctioning bikes, including replacing batteries for e-bikes in a timely manner, not only to improve user experience and increase the turnover rate of the vehicles, but also to prevent safety hazards and other incidents that may result from malfunctioning bikes. Our shared-bike maintenance solutions presently include maintaining of orderliness of bikes, redistribution and transportation of idle bikes based on usage patterns within a designated area, identification and transportation of malfunctioning bikes, replacement of batteries for e-bikes, and transporation of e-bike batteries from warehouse to specific operational areas.

As the demand for our shared-bike maintenance solutions is more flexible compared to that of our on-demand delivery solutions, we encourage delivery riders on our platform to take part in our shared-bike maintenance solutions during their off-peak hours. We believe we can further unlock underutilized workforce capacity as we continue to innovate our solutions and expand into new industries.

We derive revenue from service fees paid by bike-sharing companies based on specific indicators for maintenance and transportation services, respectively. As of December 31, 2020, we delivered shared-bike maintenance solutions in 20 cities.

Housekeeping solutions and other services

We launched our housekeeping solutions in January 2019. We encourage workers on our platform with referral bonuses to bring in their relatives, friends and acquaintances to join our platform for our housekeeping solutions, which we believe helps us grow our workforce organically and enhance the stability and sustainability of our worker community. See “—Workers on Our Platform.”

We tailor our housekeeping solutions primarily for industry customers requiring standardized, high-quality housekeeping services to be provided on an efficient and responsive basis. Industry customers of our housekeeping solutions currently comprise hotels and B&Bs. Based on the operating needs of our industry customers, we formulate detailed action plans and trainings for housekeepers on our platform to ensure the consistency of solution quality. Our industry customer also conducts inspection of the cleaned property from time to time to ensure solution quality. Furthermore, as we have expanded our customer portfolio and rendered services to B&Bs, we commenced the provision of promotion, operation and management services for B&Bs in addition to housekeeping services.

We derive revenue from service fees paid by our industry customer based on service hours and/or the number of fulfilled orders, subject to KPI-based adjustments. As of December 31, 2020, we delivered housekeeping solutions in 67 cities.

In addition, we continuously tap into new industries to provide diversified, flexible earning opportunities for workers on our platform. As of the date of this annual report, we provide additional services including shared-vehicle maintenance services. We derive revenue from service fees paid by industry customers based on the number of fulfilled orders.

Our Geographic Footprint

We operate across multiple industries within a single city in a highly efficient manner as we consolidate the management of each business line based on Quhuo+ and our offline business support team. As of December 31, 2020, our geographic footprint reached 111 cities across 30 provinces, municipalities and autonomous regions in China, among which we provided solutions for multiple industries in 42 cities. The following map illustrates our nationwide geographic footprint as of December 31, 2020.

We generally focus on each city’s primary business districts and then gradually expand to adjacent areas to optimize our operational efficiency and cost management. We have already covered most provincial capitals and other major cities in China. We have also expanded into lower-tier cities, following the footsteps of our industry customers. We consider both external and internal factors in determining whether to launch our solution offerings in a new city. For example, we consider the size of the local workforce market, the level of average wage, the on-the-ground pricing of industry customers, and the prospective synergies between the expansion and our existing presence.

Workers on Our Platform

We establish business outsourcing relationships with workers on our platform, pursuant to which we pay service fees to workers engaged in our solutions, including those in a management position such as team leaders for our on-demand delivery solutions, as independent contractors through third-party labor service companies on a monthly basis. The service fees comprise base pay calculated based on the number of fulfilled orders and adjustments calculated based on other criteria that follow the KPIs required by our industry customers.

The number of our average monthly active workers increased from over 23,300 in the three months ended December 31, 2018 to over 40,800 in the three months ended December 31, 2019, and further to approximately 54,500 in the three months ended December 31, 2020. We believe we have become a “go-to” one-stop platform that provides workers with stable earning opportunities across different industry settings, career advancement prospects, and a supportive community with inclusive work-life support and services. As many workers joined us as fresh high school or college graduates with minimal work experience, we enable them to begin their career and progress on our platform. Moreover, many workers quit their old jobs under the traditional employment model, such as factory workers, and joined us for higher earning potential and more flexibility in terms of working hours and career options.

We manage workers on our platform primarily through Quhuo+. We provide comprehensive support to a novice worker in discharging his or her daily work routines and to a team leader in managing work assignment and tracking performance. We help workers with working gear and provide them with training and other resources to help them smoothly get started and elevate their productivity and earning levels. We also assist them in emergency assistance and applicable permits and license application. We cultivate a work environment that encourages every worker to take on more responsibilities, providing the support and the opportunity for them to not only make a living but also pursue a long-term career with us. As a novice worker accumulates the work experience and develops management skills, we offer the advancement opportunity to become a team leader and more. We also provide performance-based incentives to award excellence and motivate internal competition. As we continue to innovate our support to workers, we launched payday loan services in collaboration with a third-party credit information company, an asset management company and a lending company, through which we connect workers with loan providers to help ease their short-term liquidity problems. As of the date of this annual report, we have not generated any material revenues from our payday loan services.

We attract workers to join us through multiple online and offline channels. We encourage the workers on our platform to bring in their friends, relatives and acquaintances to expand our worker network. We believe that the bonds among workers on our platform can be forged by such social relations, making our platform more stable and sustainable. We also make it possible for those who have temporarily left our platform to return to our platform. As their past job performance and other work information can be tracked down and retrieved, we are able to streamline the process for returnees.

Quhuo+

We have developed Quhuo+ to centralize our operational management and streamline our solution process by eliminating middle-layer information gathering and reporting, which we believe is a key differentiator from many competitors that utilize a traditional model featuring multiple layers of management. We utilize Quhuo+ to monitor the workload and performance of workers on our platform and analyze their performance data, which allows us to dynamically manage staffing and continually benchmark workforce performance across all workers and teams to maintain solution quality. In particular, by leveraging our data analytics capability, we are able to instruct each service station to deploy an appropriate number of delivery riders with the strongest track record of performance to serve a certain delivery area in need. We continue to refine our solutions and optimize our service quality and operational efficiency, through data-driven analytics based on worker management, solution performance and customer feedback.

With Quhuo+, we have assigned an internal team of operational managers to track and benchmark the performance data generated from our service stations for our on-demand delivery solutions and assist our team leaders in formulating performance improvement plans for the service stations they are in charge of. Our operational managers communicate with team leaders periodically to review the operating data on Quhuo+ and discuss measures to address any issues identified. They are also in charge of maintaining relationships with industry customers, helping team leaders design and implement service fee plans of their respective service stations, applying for large expenses on behalf of their designated service stations, and assisting each service station in optimizing efficiency and reducing cost, logistics management, annual inspection of business registration, corporate culture development, and tax and financing matters. We believe our operational managers are able to help team leaders become more adaptive to the management role and develop and improve their effective managerial skills by applying the data and functions on Quhuo+. As of December 31, 2020, we had a team of 302 operational managers, all employed by us.

Quhuo+ allows us to cultivate a specialized yet flexible workforce and deploy the same workers across different industry settings based on their work schedules by, for example, allowing delivery riders on our platform to take part in our shared-bike maintenance solutions during their off-peak hours, which serves to optimize our operational cost and also diversify their earning opportunities. We have developed Quhuo+ into a scalable modular system with customizable parameters and settings to smoothly manage and transfer a large team of workers across different regions and industries we serve and continually support the expanded scope and heightened complexity of our operations. As a result, we can scale our operations and replicate our success into greenfield regions or industries quickly and cost-effectively with minimal incremental costs on infrastructure. The team leader who operates in multiple industries can review the operating income and the staffing of multiple operational solutions in one management account.

Our Technology

Quhuo+ forms the backbone of our business operations. We strategically designed Quhuo+ to be flexible and scalable with modularized functions. See “—Quhuo+” for details. As of December 31, 2020, we had a dedicated team of 64 technology research and development professionals with an average of five years of the relevant industry experience.

We have developed reliable and stable network infrastructure to ensure high availability and a low risk of downtime. We primarily utilize third-party cloud service providers to host our network infrastructure for core operational functionality, data backup, and artificial intelligence application.

Data Privacy and Security

We process a large amount of data from workers on our platform. We also have access to certain operating data related to our performance from industry customers. We take the privacy of personal data and confidential information seriously and have implemented an internal data security management policy. We have also implemented a combination of various industry-standard encryption algorithms to protect sensitive personal information. In addition, we utilize a system of firewalls to prevent unauthorized access to our internal systems. Replications and backups are performed once every week on our server. Our IT department monitors the performance of our websites, technology systems and network infrastructure to enable us to respond promptly to potential problems. We also continuously review, improve and iterate our data privacy policies and security foundation.

Branding, Marketing and Customer Relationship

We believe word-of-mouth marketing has helped us achieve, and will continue to drive, organic growth in our workers. We also believe brand recognition is critical to our ability to retain or establish partnership with existing or new industry customers, and our general marketing efforts are designed to enhance our brand awareness and reputation among them. We primarily attract new industry customers with testimonials of our solutions and referrals by existing customers. We also approach prospective industry customers by attending key account meetings and industry conferences, or through introduction by our investors. We conduct KPI reviews with industry customers and take measures to maintain close rapport with them.

Competition

We believe that we have pioneered innovation serving on-demand consumer service businesses. While we have not identified any other platform in China with a similar business model and operational scale comparable to us, we may compete with labor outsourcing companies and service suppliers that are independent from or affiliated with industry customers, as well as online or offline workforce marketplaces in each industry setting we serve. The market for workforce operational solutions within a single industry is highly fragmented, consisting of numerous small-scale, single-industry service suppliers with limited operational experience or geographical coverage. We believe that we can compete favorably on the basis of:

•	capability to attract, retain and manage a sufficient number of workers;

•	capability to establish and maintain partnerships with industry customers;

•	technology infrastructure and data analytics capabilities;

•	scope and quality of our solution offerings;

•	industry-specific know-how and operational experience;

•	geographical coverage;

•	and brand recognition.

Intellectual Property

We regard our trademarks, domain names, know-how, proprietary technologies and other similar intellectual properties as critical to our success, and we rely on trademark and trade secret laws and confidentiality and non-compete agreements with our employees and others to protect our proprietary rights. As of the date of this annual report, we hold or otherwise have legal right to use 39 registered copyrights for software and 23 registered trademarks in China.

We intend to protect our technology and proprietary rights vigorously, but there can be no assurance that our efforts will be successful. Even if our efforts are successful, we may incur significant costs in defending our rights. From time to time, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.”

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We purchase personal accident insurance for workers engaged in our on-demand delivery and shared-bike maintenance solutions, and automobile insurance for drivers engaged in our ride-hailing solutions. We purchase commercial liability insurance to protect our business against claims of property damage and bodily injury. We also provide our employees with social security insurance, including pension insurance, unemployment insurance, work-related injury insurance and medical insurance. However, we do not maintain property insurance policies covering our equipment and facilities for losses due to fire, earthquake, flood or any other disaster, except for certain service stations for our on-demand delivery solutions. Consistent with customary industry practice in China, we do not maintain business interruption insurance or key employee insurance for our executive officers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We have limited insurance coverage which could expose us to significant costs and business disruption.”

Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business and operations in China.

Regulations Relating to Foreign Investment

Special Management Measures (Negative List) for the Access of Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, or the Guidance Catalog, which was promulgated and is amended from time to time by the Ministry of Commerce, or MOFCOM, and the National Development and Reform Commission, or the NDRC. The Guidance Catalog lays out the basic framework for foreign investment in China, classifying businesses into three categories with regard to foreign investment: “encourage,” “restricted,” and “prohibited.” Industries not listed in the catalog are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws. In addition, in June 2019, MOFCOM and the NDRC promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List (2019 version), which became effective on July 30, 2019 to amend the Guidance Catalog. In June 2020, MOFCOM and the NDRC promulgated the Negative List (2020 version), which will become effective on July 23, 2020 and replace the Negative List (2019 version). Foreign investment in value-added telecommunications services (except for e-commerce, domestic multiparty communication store and forward service and call center) falls within the Negative List. As a result, foreign investors can only conduct investment activities through equity or contractual joint ventures with certain shareholding requirements and approvals from competent authorities. PRC partners are required to hold the majority interests in the joint ventures and approval from MOFCOM and the Ministry of Industry and Information Technology, or MIIT, for the incorporation of the joint ventures and the business operations.

Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises promulgated by the State Council in December 2001 and most recently amended in February 2016, or the FITE Regulations, the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunication business overseas. Foreign investors that meet these requirements must obtain approvals from MIIT and MOFCOM or their authorized local counterparts, which retain considerable discretion in granting approvals. MIIT issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or MIIT Circular, in July 2006. MIIT Circular reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign invested enterprises and obtain telecommunications business operating licenses to conduct any value-added telecommunications business in China. Under MIIT Circular, a domestic company that holds a telecommunications business operating licenses is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China.

To comply with PRC laws and regulations, we rely on contractual arrangements with our VIE to operate our business in China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.”

Foreign Investment Law

On March 15, 2019, the National People’s Congress, or the NPC, approved the Foreign Investment Law, which came into effect on January 1, 2020 and replaced three existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign

Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the Foreign Investment Law, the State Council will publish or approve to publish a catalogue for special administrative measures, or the “negative list.” The Foreign Investment Law grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” Because the “negative list” has yet to be published, it is unclear whether it will differ from the Negative List as currently in effect. The Foreign Investment Law provides that foreign invested entities shall not operate foreign prohibited industries and foreign invested entities operating in foreign restricted industries shall meet the investment conditions stipulated under the negative list.

Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to the foreign investors; foreign-invested enterprises are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; mandatory technology transfer is prohibited; and the capital contributions, profits, capital gains, proceeds out of asset disposal, licensing fees of intellectual property rights, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors within China, may be freely remitted inward and outward in RMB or a foreign currency.

On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law which came into effect on January 1, 2020. It further requires that foreign-invested enterprises and domestic enterprises shall be treated equally with respect to policy making and implementation.

According to the Foreign Investment Law, foreign investors or foreign-invested enterprises shall submit investment information to the competent commerce departments. On December 30, 2019, MOFCOM and the State Administration for Market Regulation, or SAMR, jointly issued the Measures for Reporting of Foreign Investment Information, or the Foreign Investment Information Measures, which came into effect on January 1, 2020 and replaced the Interim Administrative Measures for the Record-filing of the Establishment and Modification of Foreign-invested Enterprises. Starting from January 1, 2020, for foreign investors carrying out investment activities directly or indirectly in the PRC, foreign investors or foreign-invested enterprises shall submit investment information through the Enterprise Registration System and the National Enterprise Credit Information Publicity System operated by SAMR. Foreign investors or foreign-invested enterprises shall disclose their investment information by submitting reports for their establishments, modifications and cancellations and their annual reports in accordance with the Foreign Investment Information Measures. If a foreign-invested enterprise investing in the PRC has submitted reports for its establishment, modification and cancellation, as well as its annual reports, the relevant information will be shared by the competent market regulation department with the competent commercial department, and such foreign-invested enterprise is not required to submit the reports separately.

Licenses, Permits and Filings

The PRC government extensively regulates the telecommunications industry, including the internet sector. The State Council, MIIT, MOFCOM, the State Administration for Market Regulation, or the SAMR, the former

State Administration of Press, Publication, Radio, Film and Television (which has been replaced by the State Administration of Radio and Television), the former China Banking Regulatory Commission, or the CBRC, and other relevant government authorities have promulgated an extensive regulatory scheme governing telecommunications. New laws and regulations may be adopted from time to time that will require us to obtain additional licenses and permits in addition to those that we currently have, and will require us to address new issues that arise from time to time. In addition, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the telecommunications.

We are required to hold certain licenses and permits and to make certain filings with the relevant PRC governmental authorities in connection with various aspects of our business, including the following:

Value-added Telecommunication Business Operating Licenses

The PRC Telecommunications Regulations, or the Telecom Regulations, which were issued by the State Council in 2000 and were most recently amended in February 2016 are the primary governing law on telecommunication services. The Telecom Regulations set out the general framework for the provision of telecommunication services by PRC entities. Under the Telecom Regulations, telecommunications service providers are required to procure operating licenses prior to their commencement of operations. The Telecom Regulations draw a distinction between “basic telecommunications services” and “value-added telecommunications services.” A “Catalog of Telecommunications Business” was issued as an attachment to the Telecom Regulations to categorize telecommunications services as basic or value-added. In December 2015, MIIT released the Catalog of Telecommunication Business (2015 Revision), or the 2015 Telecom Catalog, which was implemented in March 2016. Under the 2015 Telecom Catalog, both the online data processing and transaction processing business and information service business, continue to be categorized as value-added telecommunication services.

In March 2009, MIIT issued the Administrative Measures for Telecommunications Business Operating Permit, or the Telecom Permit Measures, which was implemented in 2009 and most recently amended in 2017. Pursuant to the Telecom Permit Measures, the operation scope of the value-added telecommunication business operating license, or the VATS license, shall detail the permitted activities of the enterprise to which it is granted. An approved telecommunication services operator shall conduct its business in accordance with the specifications recorded on its VATS License. The VATS Licenses can be further categorized based on the specific business operations permitted to be carried out under such licenses, including among others, the VATS Licenses for internet information services, or the ICP License, and the VATS License for electronic data interchange business, or the EDI License. In addition, a VATS License holder is required to obtain approval from the original permit-issuing authority prior to any change to its shareholders, business scope or other information recorded on such license. In February 2015, the State Council has issued the Decisions on Cancelling and Adjusting a Batch of Administrative Approval Items, which, among others, replaced the pre-registration approval requirement for telecommunications business with post-registration approval requirement.

In September 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures, most recently amended in January 2011. Under the Internet Measures, “internet information services” refer to the provision of information through the internet to online users, and are divided into “commercial internet information services” and “non-commercial internet information services.” Commercial internet information services operators shall obtain an ICP License from the relevant government authorities within China.

Regulations on Online Lending Information Services

On August 17, 2016, the CBRC, MIIT, the Ministry of Public Security and the Cyberspace Administration of China, or the CAC, jointly issued the Interim Measures on Administration of Business Activities of Online Lending Information Intermediaries, or the Interim Measures. According to the Interim Measures, “online lending information intermediaries” refer to the legally established financial information intermediaries specialized in online lending information intermediary business, such as information collection, information release, credit assessment, information exchange, and match of lending, on the Internet as the primary channel to facilitate the direct lending between borrowers and lenders.

Pursuant to the Interim Measures, online lending information service providers shall complete registration with local financial regulatory authority and apply for appropriate telecommunication business license in accordance with relevant rules issued by competent telecommunication authority. The Interim Measures also require the online lending information service providers to substantially cover “online lending information intermediary” in its business scope filed with the local registration regulatory authority.

According to the Interim Measures, online lending information service providers shall not engage in or accept entrustment to engage in certain activities, including, among others, (1) financing for themselves directly or indirectly, (2) accepting, collecting or gathering funds of lenders directly or indirectly, (3) providing security to lenders or promising break-even principals and interests directly or in a disguised form, (4) raising funds by issuing financial products on their own as wealth management products, (5) splitting the maturity term of any financing project, (6) securitization, and (7) equity crowd-funding.

Food Operation Permit

China has adopted a licensing system for food supply operations under the Food Safety Law and its implementation rules. Entities or individuals that intend to engage in food production, food distribution or food service businesses must obtain licenses or permits for such businesses. Pursuant to the Administrative Measures on Food Operation Licensing issued by the China Food and Drug Administration in August 2015 and amended in November 2017, an enterprise needs to obtain a Food Operation Permit from the local food and drug administration, and the permits already obtained by food business operators prior to the effective date of these new measures will remain valid for their originally approved validity period.

Regulations Relating to Internet Information Security and Privacy Protection

Internet information in China is regulated from a national security standpoint. The NPC has enacted the Decisions on Preserving Internet Security in December 2000 and amended in August 2009, which subject violators to potential criminal punishment in China for any attempt to: (1) gain improper entry into a computer or system of strategic importance; (2) disseminate politically disruptive information; (3) leak state secrets; (4) spread false commercial information; or (5) infringe intellectual property rights. The Ministry of Public Security of the PRC, or the MPS, has promulgated the Administrative Measures for the Computer Information Network and Internet Security Protection in December 1997 and amended in January 2011, which prohibits use of the internet in ways which, among other things, result in a leak of state secrets or a spread of socially destabilizing content. If an internet information service provider violates these measures, the MPS and its local branches may issue warning, confiscate the illegal gains, impose fines, and, in severe cases, advice competent authority to revoke its operating license or shut down its websites.

Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by MIIT in December 2011 and implemented in March 2012, an internet information service provider may not collect any user personal information or provide any such information to third parties without the consent of the user. An internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An internet information service provider is also required to properly maintain the user’s personal information, and in case of any leak or likely leak of the user’s personal information, the internet information service provider must take immediate remedial measures and, in severe circumstances, immediately report to the telecommunications authority. Moreover, pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress, or the SCNPC, in August 2015 and implemented in November 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for the result of (1) any dissemination of illegal information in large scale; (2) any severe effect due to the leakage of the client’s information; (3) any serious loss of criminal evidence; or (4) other severe situation. Any individual or entity that (1) sells or provides personal information to others in a way violating the applicable law, or (2) steals or illegally obtains any personal information, shall be subject to criminal penalty in severe situation. In addition, the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information, issued in May 2017 and implemented in June 2017, clarified certain standards for the conviction and sentencing of the criminals in relation to personal information infringement.

In November 2016, the SCNPC promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, which became effective on June 1, 2017. The Cyber Security Law requires that a network operator, which includes, among others, internet information services providers, take technical measures and other necessary measures in accordance with applicable laws and regulations and the compulsory requirements of the national and industrial standards to safeguard the safe and stable operation of its networks. We are subject to such requirements as we are operating website and mobile applications and providing certain internet services mainly through our mobile applications. The Cyber Security Law further requires internet information service providers to formulate contingency plans for network security incidents, report to the competent departments immediately upon the occurrence of any incident endangering cyber security and take corresponding remedial measures.

Internet information service providers are also required to maintain the integrity, confidentiality and availability of network data. The Cyber Security Law reaffirms the basic principles and requirements specified in other existing laws and regulations on personal data protection, such as the requirements on the collection, use, processing, storage and disclosure of personal data, and internet information service providers being required to take technical and other necessary measures to ensure the security of the personal information they have collected and prevent the personal information from being divulged, damaged or lost. Any violation of the Cyber Security Law may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, shutdown of websites or criminal liabilities.

Furthermore, the Rules on Protection of Personal Information of Telecommunications and Internet Users promulgated by MIIT in July 2013 and became effective in September 2013 contain detailed requirements on the use and collection of personal information as well as security measures required to be taken by telecommunications business operators and internet information service providers.

The Regulations on the Scope of Essential Personal Information for Common Types of Mobile Internet Applications, which was promulgated on March 12, 2021 and became effective on May 1, 2021, regulate the collection of personal information by mobile internet applications (Apps) and small programs developed based on such open platform interfaces that users can use without downloading or installing. Apps and small programs shall not deny users accessing their basic functions on the grounds that they do not agree to provide unnecessary personal information. Fail to comply with the above regulations would subject the relevant developers to governmental actions in accordance with the law.

Regulations Relating to Intellectual Property in the PRC

Trademark

The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of State Administration of Industry and Commerce is responsible for the registration and administration of trademarks throughout the PRC. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Registered trademarks are granted a valid term of ten years, which could be renewed each time for another ten years commencing from the day after the expiry date of the last period of validity if the required renewal formalities have been completed. Pursuant to the PRC Trademark Law, counterfeit or unauthorized production of the label of another person’s registered trademark, or sale of any label that is counterfeited or produced without authorization will be deemed as an infringement to the exclusive right to use a registered trademark. The infringing party will be ordered to stop the infringement immediately, a fine may be imposed and the counterfeit goods will be confiscated. The infringing party may also be held liable for the right holder’s damages, which will be equal to the gains obtained by the infringing party or the losses suffered by the right holder as a result of the infringement, including reasonable expenses incurred by the right holder for stopping the infringement.

Domain name

MIIT promulgated the Measures on Administration of Internet Domain Names on August 24, 2017, which took effect on November 1, 2017. MIIT is the major regulatory body responsible for the administration of the PRC internet domain names, under supervision of which the China Internet Network Information Center, or the CNNIC, is responsible for the daily administration of “.cn” domain names and Chinese domain names. The CNNIC adopts a “first-to-file” principle with respect to the registration of domain names. Applicants for registration of domain names must provide the true, accurate and complete information of their identities to domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure.

Copyright

The PRC Copyright Law, or the Copyright Law, which took effect on June 1, 1991 and was amended in 2001 and 2010, provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. The Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, the Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center. According to the Copyright Law, an infringer of the copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners and compensating the loss of copyright owner. Infringers of copyright may also subject to fines and/or administrative or criminal liabilities in severe situations. The PRC Copyright Law was recently amended on November 11, 2020 and shall come into effect on June 1, 2021.

Pursuant to the Computer Software Copyright Protection Regulations promulgated by the State Council on December 20, 2001 and amended on January 30, 2013, Chinese citizens, legal persons and other organizations shall enjoy copyright on software they develop, regardless of whether the software is released publicly. Software copyright commences from the date on which the development of the software is completed. The protection period for software copyright of a legal person or other organizations shall be 50 years, concluding on December 31 of the 50th year after the software’s initial release. The software copyright owner may go through the registration formalities with a software registration authority recognized by the State Council’s copyright administrative department. The software copyright owner may authorize others to exercise that copyright, and is entitled to receive remuneration.

Patent

According to the PRC Patent Law (revised in 2008), the State Intellectual Property Office is responsible for administering patent law in the PRC. The patent administration departments of provincial, autonomous region or municipal governments are responsible for administering patent law within their respective jurisdictions. The Chinese patent system adopts a first-to-file principle, which means that when more than one person files different patent applications for the same invention, only the person who files the application first is entitled to obtain a patent of the invention. Patents in China fall into three categories: invention, utility model and design. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness and practicability. A patent is valid for twenty years in the case of an invention and ten years in the case of utility models and designs. The PRC Patent Law was recently amended on October 17, 2020 and shall come into effect on June 1, 2021.

Regulations Relating to Labor Protection in the PRC

Labor Contract Law

The PRC Labor Contract Law, or the Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012, is primarily aimed at regulating rights and obligations of employer and employee relationships, including the establishment, performance and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between employers and the employees. Employers are prohibited from forcing employees to work above certain time limit and employers shall pay employees for overtime work in accordance to national regulations. In addition, employee wages shall be no lower than local standards on minimum wages and must be paid to employees in a timely manner.

Interim Provision on Labor Dispatch

Pursuant to the Interim Provisions on Labor Dispatch promulgated by the Ministry of Human Resources and Social Security on January 24, 2014 and became effective on March 1, 2014, dispatched workers are entitled to equal pay with full-time employees for equal work. Employers are allowed to use dispatched workers for temporary, auxiliary or substitutive positions, and the number of dispatched workers may not exceed 10% of the total number of employees.

Tort Law

Pursuant to the Tort Law of the PRC, which was promulgated by the SCNPC on December 26, 2009 and became effective on July 1, 2010, employers shall bear tortious liability for any injury or damage caused to other people by their employees in the course of their work. Parties that use dispatched labor shall bear tortious liability for any injury or damage caused to other people by dispatched personnel during the course of their work during the labor dispatch period; the labor dispatching party shall bear corresponding supplementary liability where it is at fault.

Social insurance and housing fund

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions of the State Council on the Establishment of a Unified Program for Old-Aged Pension Insurance issued on July 16, 1997, the Decisions of the State Council on the Establishment of the Medical Insurance Program for Urban Workers promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999 and the PRC Social Insurance Law implemented on July 1, 2011, employers are required to provide their employees in the PRC with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance and medical insurance. These payments are made to local administrative authorities. Any employer that fails to make social insurance contributions may be order to rectify the non-compliance and pay the required contributions within a prescribed time limit and be subject to a late fee. If the employer still fails to rectify the failure to make the relevant contributions within the prescribed time, it may be subject to a fine ranging from one to three times the amount overdue. In accordance with the Regulations on the Management of Housing Fund which was promulgated by the State Council in 1999 and amended in 2002 and 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employer and employee are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time.

On July 20, 2018, the Central Committee of the Communist Party of China and the State Council released the Reform Plan on the National and Local Taxation Collection and Management System, according to which the tax authority bears the responsibility of calculating and collecting social insurance premiums from January 1, 2019.

Employee stock incentive plan

SAFE promulgated the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or SAFE Circular 7, on February 15, 2012. Under SAFE Circular 7, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of an publicly-listed overseas company and who are PRC citizens or non-PRC citizens residing in China for a continuous period of no less than one year, subject to a few exceptions, are required to entrust a qualified domestic agent to register with SAFE through the domestic company, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, the State Administration of Taxation, or SAT, has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Pursuant to the Circular of the State Administration of Foreign Exchange on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or SAFE Circular 37, issued by SAFE and effective on July 4, 2014, if a non-listed special purpose vehicle grants equity-based incentives to its directors, supervisors, senior officers in the domestic enterprise directly or indirectly controlled by it, as well as other employees in employment or labor relations with the company by using the company’s stock rights or options, the relevant domestic individual residents may apply for going through foreign exchange registration of a special purpose vehicle before exercise of its rights.

Flexible Employment

On July 14, 2020, 13 PRC governmental departments, including but not limited to the NDRC, MOFCOM, the SMAR, the Ministry of Human Resources and the Social Security of the PRC, jointly issued the Opinions on Supporting the Healthy Development of New Industry and New Models to Activate the Consuming Market and Drive the Expansion of Employment, according to which the establishment of flexible employment and shared employment service platforms is encouraged.

On July 31, 2020, the General Office of the State Council of the PRC released the Opinions on Supporting Multiple Channels of Flexible Employment, emphasizing that flexible and diverse employment arrangements, such as self-employment, part-time and new employment forms, are important ways for workers to increase their income from employment and play an important role in widening new channels of employment, and proposing to broaden the development of flexible employment channels, optimize the environment for independent entrepreneurship, and increase support for flexible employment protection.

Regulations Relating to Tax in the PRC

Income Tax

The PRC Enterprise Income Tax Law, or the EIT Law, imposes a uniform enterprise income tax rate of 25% on all PRC resident enterprises, including foreign-invested enterprises, unless they qualify for certain exceptions. The enterprise income tax is calculated based on the PRC resident enterprise’s global income as determined under PRC tax laws and accounting standards. If a non-resident enterprise sets up an organization or establishment in the PRC, it will be subject to enterprise income tax for the income derived from such organization or establishment in the PRC and for the income derived from outside the PRC but with an actual connection with such organization or establishment in the PRC. The EIT Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” that independently own core intellectual property and meet statutory criteria, to enjoy a reduced 15% enterprise income tax rate. In January 2016, the SAT, the Ministry of Science and Technology, and the Ministry of Finance, or MOF, jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises, specifying the criteria and procedures for the certification of High and New Technology Enterprises.

On April 22, 2009, SAT issued the Circular of the State Administration of Taxation on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance with the De Facto Standards of Organizational Management, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (1) the primary location of the day-to-day operational management is in the PRC; (2) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (3) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (4) at least 50% of voting board members or senior executives habitually reside in the PRC. Further to SAT Circular 82, on July 27, 2011, SAT issued the Announcement of the State Administration of Taxation on Printing and Distributing the Administrative Measures for Income Tax on PRC-controlled Resident Enterprises Incorporated Overseas (Trial Implementation), or SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters.

Value-added tax

The Provisional Regulations of the PRC on Value-added Tax, the VAT Regulation, were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994 which were subsequently amended from time to time. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) was promulgated by MOF on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011, or collectively, the VAT Law. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or the Order 691. On April 4, 2018, MOF and SAT jointly promulgated the Circular on Adjustment of Value-Added Tax Rates, or Circular 32. According to the VAT Law, the Order 691 and Circular 32, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are taxpayers under the VAT Law. A VAT of 6% applies to revenue derived from the provision of on-demand delivery services and shared-bike maintenance services. Prior to April 1, 2019, a VAT of 16% applied to revenue derived from the rendering of car rental services. After April 1, 2019, a VAT of 13% applies to revenue derived from the rendering of car rental services. Unlike business tax, a general VAT taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided.

Dividend withholding tax

The EIT Law provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under the Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or SAT Circular 81, issued on February 20, 2009 by SAT, if the relevant PRC tax authorities determine, in their discretions, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by SAT and took effect on April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

On February 3, 2015, SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 extends its tax jurisdiction to cover not only where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, but also to transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable asset indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

On October 17, 2017, SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. According to SAT Bulletin 37, where the non-resident enterprise fails to declare its tax payable pursuant to Article 39 of the EIT Law, the tax authority may order it to pay its tax due within required time limits, and the non-resident enterprise shall declare and pay its tax payable within such time limits specified by the tax authority. If the non-resident enterprise voluntarily declares and pays its tax payable before the tax authority orders it to do so, it shall be deemed that such enterprise has paid its tax payable in time.

Regulations Relating to Foreign Exchange

General administration of foreign exchange

Under the PRC Foreign Currency Administration Rules promulgated on January 29, 1996 and most recently amended on August 5, 2008 and various regulations issued by SAFE and other relevant PRC government authorities, Renminbi is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside the PRC for of capital account items, such as direct equity investments, loans and repatriation of investment, requires the prior approval from SAFE or its local office.

Payments for transactions that take place within the PRC must be made in Renminbi. Unless otherwise approved, PRC companies may not repatriate foreign currency payments received from abroad or retain the same abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks under the current account items subject to a cap set by SAFE or its local office. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange pursuant to relevant SAFE rules and regulations. For foreign exchange proceeds under the capital accounts, approval from SAFE is generally required for the retention or sale of such proceeds to a financial institution engaged in settlement and sale of foreign exchange.

Pursuant to the Circular of the SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or SAFE Circular 59, promulgated by SAFE on November 19, 2012, which became effective on December 17, 2012 and was further amended on May 4, 2015, approval of SAFE is not required for opening a foreign exchange account and depositing foreign exchange into the accounts relating to the direct investments. SAFE Circular 59 also simplified foreign exchange-related registration required for the foreign investors to acquire the equity interests of Chinese companies and further improve the administration on foreign exchange settlement for foreign-invested enterprises.

The Circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, or SAFE Circular 13, effective from June 1, 2015, cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment and simplifies the procedure of foreign exchange-related registration. Pursuant to SAFE Circular 13, the investors shall register with banks for direct domestic investment and direct overseas investment.

The Circular on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or SAFE Circular 19, which was promulgated by SAFE on March 30, 2015 and became effective on June 1, 2015, provides that a foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to SAFE Circular 19, for the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capital on a discretionary basis; a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the invested enterprise must first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered.

The Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which was promulgated by SAFE and became effective on June 9, 2016, provides that enterprises registered in the PRC may also convert their foreign debts from foreign currency into Renminbi on self-discretionary basis. SAFE Circular 16 also provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self-discretionary basis, which applies to all enterprises registered in the PRC.

According to the FIE Record-filing Interim Measures, the Administrative Rules on the Company Registration, which was promulgated by the State Council on June 24, 1994, became effective on July 1, 1994 and latest amended on February 6, 2016, and other laws and regulations governing the foreign invested enterprises and company registrations, the establishment of a foreign invested enterprise and any capital increase and other major changes in a foreign invested enterprise shall be registered with the SAMR or its local counterparts, and shall be filed through the foreign investment comprehensive administrative system, if such foreign invested enterprise does not involve special access administrative measures prescribed by the PRC government.

Pursuant to SAFE Circular 13 and other laws and regulations relating to foreign exchange, when setting up a new foreign invested enterprise, the foreign invested enterprise shall register with the bank located at its registered place after obtaining the business license, and if there is any change in capital or other changes relating to the basic information of the foreign-invested enterprise, including without limitation any increase in its registered capital or total investment, the foreign invested enterprise must register such changes with the bank located at its registered place after obtaining approval from or completing the filing with competent authorities. Pursuant to the relevant foreign exchange laws and regulations, the above-mentioned foreign exchange registration with the banks will typically take less than four weeks upon the acceptance of the registration application.

Pursuant to the Circular on Further Promoting the Cross-border Trade and Investment Facilitation, or SAFE Circular 28, which was promulgated by SAFE on October 25, 2019, non-investment foreign-invested companies are allowed to conduct domestic equity investment with settled capital from foreign exchange if such investment projects are true and compliant and do not otherwise violate the existing Special Management Measures (Negative List) for the Access of Foreign Investment.

Offshore investment

Under the Circular of the State Administration of Foreign Exchange on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or SAFE Circular 37, issued by SAFE and effective on July 4, 2014, PRC residents are required to register with the local SAFE branch prior to contributing assets or equity interests in an offshore special purpose vehicle, or the SPV, which is defined as offshore enterprises directly established or indirectly controlled by PRC residents for investment and financing purposes, with the enterprise assets or interests they hold in China or overseas. The term “control” means obtain the operation rights, right to proceeds or decision-making power of a SPV through acquisition, trust, holding shares on behalf of others, voting rights, repurchase, convertible bonds or other means. An amendment to registration or subsequent filing with the local SAFE branch by such PRC resident is also required if there is any change in basic information of the offshore company or any material change with respect to the capital of the offshore company. At the same time, SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-trip Investment regarding the procedures for SAFE registration under SAFE Circular 37, which became effective on July 4, 2014 as an attachment of SAFE Circular 37.

Under the relevant rules, failure to comply with the registration procedures set forth in SAFE Circular 37 may result in bans on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

Overseas direct investment

Pursuant to the Administrative Measures on Overseas Investment issued by MOFCOM on September 6, 2014 and became effective on October 6, 2014, where the outbound investment carried out by an enterprise involves sensitive countries and regions and sensitive industries, verification management shall be implemented, and archive filing management shall be implemented for other circumstances of outbound investment of an enterprise. For outbound investments subject to archive filing, a central enterprise shall report its outbound investments to the Ministry of Commerce for filing and a local enterprise to the provincial department in charge of commerce at its locality. Where two or more enterprises jointly make an outbound investment, the relatively major shareholder shall be responsible for going through the archive filing or verification procedures after acquiring the written consent of other investors. If the shareholding ratio of each investor is the same, the investors shall negotiate and decide to entrust one of them to going through the archive filing or verification procedures. If investors are not within the same administrative jurisdiction, the Ministry of Commerce or the department in charge of commerce which is responsible for handling the verification and archive filing shall notify the departments in charge of commerce of the place where other investors are located of the relevant results.

Administrative Measures for the Outbound Investment of Enterprises

Pursuant to the Administrative Measures for the Outbound Investment of Enterprises issued by the NDRC on December 26, 2017 and became effective on March 1, 2018, non-sensitive projects carried out by investors to make direct investment with assets and equities or provide financing or a guarantee subject to record-filing administration and the authority in charge of record-filing shall be the development and reform authority under the provincial government at the place where the investor is registered if the investor is a local enterprise and the amount of investment made by the Chinese investor is less than US$300 million. Where a project is carried out by two or more investors together, the investor making a larger amount of investment shall be responsible for applying for the approval or record-filing after obtaining the consent of other investors. Where the amount of investment made by each investor is the same, one of the investors shall be selected by consensus to apply for the approval or record-filing.

Regulations on Foreign Debt

A loan made by a foreign entity as direct or indirect shareholder in a foreign-invested enterprise is considered to be foreign debt in China and is regulated by various laws and regulations, including the Regulation of the People’s Republic of China on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, the Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of External Debt, and the Administrative Measures for Registration of Foreign Debts. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches within 15 business days after entering into the foreign debt contract. Pursuant to these rules and regulations, the maximum amount of the aggregate of (1) the outstanding balance of foreign debts with a term not longer than one year, and (2) the accumulated amount of foreign debts with a term longer than one year, of a foreign-invested enterprise shall not exceed the difference between its registered total investment and its registered capital, or Total Investment and Registered Capital Balance.

On January 12, 2017, the People’s Bank of China, or the PBOC, promulgated the Notice of the People’s Bank of China on Full-coverage Macro-prudent Management of Cross-border Financing, or PBOC Circular 9, which sets forth an upper limit for PRC entities, including foreign-invested enterprises and domestic enterprises, regarding their foreign debts. Pursuant to PBOC Circular 9, the limit of foreign debts for enterprises shall be calculated based on the following formula: the limit of foreign debt, or the Net Assets Limit = net assets * cross-border financing leverage ratio * macro-prudent regulation parameter. “Net assets” is calculated as the net assets value stated in the relevant entity’s latest audited financial statement. The cross-border financing leverage ratio for enterprises is two. The macro-prudent regulation parameter is one. PBOC Circular 9 does not supersede the Interim Provisions on the Management of Foreign Debts, but rather serves as a supplement to it. PBOC Circular 9 has provided for a one-year transitional period, or the Transitional Period, from its promulgation date for foreign-invested enterprises, during which period foreign-invested enterprises could choose to calculate their maximum amount of foreign debt based on either (1) the Total Investment and Registered Capital Balance, or (2) the Net Assets Limit. After the Transition Period, the maximum amount applicable to foreign-invested enterprises is to be determined by the PBOC and SAFE separately. However, although the Transitional Period ended on January 10, 2018, as of the date of this annual report, neither the PBOC nor SAFE has issued any new regulations regarding the appropriate means of calculating the maximum amount of foreign debt for foreign-invested enterprises. In addition, according to PBOC Circular 9, a foreign loan must be filed with SAFE through the online filing system of SAFE after the loan agreement is signed and at least three business days prior to the borrower withdraws any amount from such foreign loan.

Regulations on Dividend Distribution

The principal laws and regulations regulating the dividend distribution of dividends by foreign-invested enterprises in the PRC include the PRC Company Law, as amended in 1999, 2004, 2005, 2013 and 2018, the Wholly Foreign-owned Enterprise Law promulgated in 1986 and amended in 2000 and 2016 and its implementation regulations promulgated in 1990 and subsequently amended in 2001 and 2014, the PRC Equity Joint Venture Law promulgated in 1979 and subsequently amended in 1990, 2001 and 2016 and its implementation regulations promulgated in 1983 and subsequently amended in 1986, 1987, 2001, 2011, 2014 and 2019, and the PRC Cooperative Joint Venture Law promulgated in 1988 and amended in 2000, 2016 and 2017 and its implementation regulations promulgated in 1995 and amended in 2014 and 2017. Under the current regulatory regime in the PRC, foreign-invested enterprises in the PRC may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

C.	Organizational Structure

The following diagram illustrates our simplified corporate structure, including our principal subsidiaries, our VIE and its subsidiaries, as of the date of this annual report:

(1)

The shareholders of Beijing Quhuo Technology Co., Ltd., or Beijing Quhuo, include Lili Sun, spouse of Mr. Leslie Yu, Mr. Shuyi Yang, Mr. Zhen Ba, Ningbo Maiken Investment Management LLP and Mr. Tongtong Li, holding 25.7264%, 24.9784%, 9.6547%, 38.8250% and 0.8154% of the equity interests of Beijing Quhuo, respectively.

(2)	The remaining 30% of the equity interests of Nantong Runda Marketing Planning Co., Ltd. is owned by two independent individuals.
(3)	The remaining 49% of the equity interests of Jiangxi Youke Automobile Rental Service Co., Ltd. is owned by an independent individual.
(4)	The remaining 49% of the equity interest of Haikou Chengtu Network Technology Co., Ltd. is owned by three independent third parties.
(5)

In November 2020, we acquired a 54.22% equity interest in Lailai Information Technology (Shenzhen) Co., Ltd., an on-demand workforce platform that specializes in housekeeping solutions for hotels and B&Bs. The remaining 45.78% equity interest in Lailai is owned by the founder of Lailai and its management shareholders.

Our Contractual Arrangements

Current PRC laws and regulations impose restrictions or prohibitions on foreign ownership and investment in companies that engage in value-added telecommunication services. We are a company registered in the Cayman Islands, and WFOE, our PRC subsidiary, is a foreign-invested enterprise under PRC laws. We conduct our business in China through Beijing Quhuo, our VIE, and its subsidiaries, or collectively our affiliated entities, in China, and may in the future commence or acquire businesses that are subject to the restrictions with respect to value-added telecommunication services, including our payday loan services. We have entered into a series of contractual arrangements, through WFOE, with our VIE and its registered shareholders to obtain effective control over affiliated entities, through which we commence our business.

Our contractual arrangements with our VIE and its shareholders allow us to: (1) exercise effective control over our affiliated entities, (2) receive substantially all of the economic benefits of our affiliated entities, and (3) have an exclusive call option to purchase all or part of the equity interests in our VIE when and to the extent permitted by PRC laws.

As a result of our direct ownership in WFOE and the contractual arrangements with our VIE, we have become the primary beneficiary of our VIE, and, therefore, have consolidated the financial results of our VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

The following is a summary of the currently effective contractual arrangements by and among WFOE, our VIE and its shareholders.

Agreements that provide us with effective control over our VIE

Power of Attorney. Pursuant to the power of attorney dated as of August 23, 2019 executed and issued by our VIE’s shareholders, each of them irrevocably appointed and authorized WFOE or its designee(s) to act on their respective behalf as exclusive agent and attorney-in-fact, to the extent permitted by PRC law, with respect to all rights of shareholders concerning all the equity interest held by each of these shareholders in our VIE, including but not limited to the power to vote on its behalf on all matters of our VIE requiring shareholder approval under PRC laws and regulations and the articles of association of our VIE, rights to information relating to all business aspects of our VIE, proposing to convene or attend shareholder meetings, signing the resolutions and minutes of such meetings, exercising all the other rights as shareholders, such as nomination rights, appointment rights, the right to receive dividends and the right to sell, transfer, pledge or dispose of all the equity held in part or in whole.

Equity Interest Pledge Agreements. Under each of the equity interest pledge agreements dated as of August 23, 2019 entered into by and among WFOE, our VIE and each of its shareholders, each of our VIE’s shareholders will pledge all of their equity interests in our VIE to WFOE as security and guarantee on performance of the respective obligations of our VIE and each of its shareholders under the exclusive call option agreement, the exclusive business cooperation agreement and the power of attorney. If any of our VIE or its shareholders breach their contractual obligations under those agreements, WFOE, as the pledgee, will be entitled to certain rights, including enforcing the pledge immediately. WFOE may transfer all or any of its rights and obligations under any of the equity interest pledge agreements to its designee(s) any time after notifying our VIE and the signing shareholder. This pledge has become effective since the date the pledged equity interests were registered with the competent administration for industry and commerce and will remain in effect until the fulfillment of all the obligations under the exclusive call option agreement, the exclusive business cooperation agreement and the power of attorney.

Letters of Shareholder Undertaking, Letters of Spousal Undertakings and Letter of Confirmation. Pursuant to each of the letters of shareholder undertaking dated as of August 23, 2019 executed and provided by each of the individual shareholders of our VIE, each of the letters of spousal undertakings dated as of as of August 23, 2019 executed and provided by each of the spouse of our VIE’s individual shareholders and a letter of confirmation dated as of August 23, 2019 executed and issued by Mr. Leslie Yu in favor of us, each of the individual shareholders and the spouse of such shareholders, among others, (1) confirmed the duly authorization and validity of and the arrangements under the exclusive call option agreement, the exclusive business cooperation agreement, the equity interest pledge agreements and the power of attorney, (2) unconditionally and irrevocably agreed that the in the event of their deaths, incapacity or other circumstances under which they no longer have the ability to perform their obligations under the agreements described herein, their respective equity interests in our VIE together with all interests attached thereto will be transferred, free of charge and without any condition, to WFOE or its designee(s) to the extent permitted by PRC laws; and (3) confirmed that the respective equity interests of our VIE’s shareholders in our VIE are exclusive and personal assets of such shareholders, instead of common assets jointly owned with their respective spouse, and agreed to be subject to the obligations and arrangements under the agreements described herein in the event any equity interest in our VIE will be held by the respective spouse of such shareholders.

Agreements that allow us to receive economic benefits from our VIE

Exclusive Business Cooperation Agreement. Pursuant to the exclusive business cooperation agreement dated as of August 23, 2019 entered into by and between WFOE and our VIE, WFOE has the exclusive right, during the term of the exclusive business cooperation agreement to provide or designate any third-party to provide, among others, comprehensive business support, technological support, and relevant consulting services, the scope of which is to be determined by WFOE from time to time. WFOE owns the exclusive intellectual property rights created as a result of the performance of this agreement. In exchange, our VIE and its subsidiaries pay service fees to WFOE at the time and in an amount to be determined by WFOE in its sole discretion. This agreement shall remain effective for ten years from the execution date and may be extended by WFOE at its sole discretion.

Agreements that provide us with the call option to purchase the equity interests in our VIE

Exclusive Call Option Agreement. Under the exclusive call option agreement dated as of August 23, 2019 entered into by and between WFOE, our VIE and its shareholders, each of the shareholders of our VIE irrevocably granted WFOE or its designated representatives an exclusive right to purchase, to the extent permitted by the PRC laws and regulations and at the sole discretion of WFOE all or any part of their equity interests in our VIE at a purchase price equal to the lowest price permissible under the PRC laws and regulations. The shareholders of our VIE shall also promptly give all considerations they received from the exercise of the options to WFOE or its designee(s). WFOE or its designated representatives have sole discretion as to when to exercise such options, either in part or in full. Without prior written consent of WFOE, our VIE’s shareholders shall not, among others, sell, transfer, mortgage, create any pledge or encumbrance on or otherwise dispose their equity interests in our VIE. The term of this agreement is ten years and may be extended at WFOE’s sole discretion until the entire equity interests in our VIE transferred to WFOE or its designee(s).

In the opinion of Commerce & Finance Law Offices, our PRC legal counsel, the ownership structures of our VIE and WFOE currently do not result in any violation of applicable PRC laws and regulations currently in effect; and the contractual arrangements between WFOE, our VIE and its shareholders governed by PRC law currently are valid and legally binding on each party thereto and enforceable in accordance with the terms thereof, subject as to enforceability to applicable bankruptcy, insolvency, moratorium, reorganization and similar laws affecting creditors’ rights generally, the discretion of relevant governmental authorities in exercising their authority in connection with the interpretation and implementation thereof, and the application of relevant PRC laws and policies thereto, and to general equity principles.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to or otherwise different from the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or our VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The PRC government may find that the contractual arrangements that establish our corporate structure for operating our business do not comply with applicable PRC laws and regulations,” “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Enterprise Investment Law and how it may impact the viability of our current corporate structure, corporate governance, business, financial condition, results of operations and prospects” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

Financial Support Undertaking Letters

We executed a financial support undertaking letter addressed to our VIE, pursuant to which we irrevocably undertake to provide unlimited financial support to our VIE to the extent permissible under the applicable PRC laws and regulations, regardless of whether our VIE has incurred an operational loss. The form of financial support includes but is not limited to cash, entrusted loans and borrowings. We will not request repayment of any outstanding loans or borrowings from our VIE if it or its shareholders do not have sufficient funds or are unable to repay such loans or borrowings. The financial support undertaking letter is effective from the date of the other agreements entered into among WFOE, our VIE and its shareholders until the earlier of (1) the date on which all of the equity interests of our VIE have been acquired by us or our designated representative(s), and (2) the date on which we in our sole and absolute discretion unilaterally terminate the applicable financial support undertaking letter by giving 30-day prior written notice to our VIE.

We expect to provide the financial support if and when required with a portion of the proceeds from our initial public offering in July 2020 and proceeds from the issuance of equity or debt securities in the future.

D.	Property, plants and equipment

Our principal executive offices are located in Beijing, China, where we lease premises of approximately 936 square meters, with a lease term of four years. As of December 31, 2020, we leased properties in other cities with an aggregate of over 4,888 square meters to support our business operations, with lease terms primarily ranging from one to two years.

We lease all of the facilities that we currently occupy, which we believe are adequate to meet our needs for the foreseeable future.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements. See “Item 5. Operating and Financial Review and Prospects—G. Safe Harbor on Forward-Looking Statements.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.	Operating Results

Overview

We are a leading workforce operational solution platform in China. We provide tech-enabled, end-to-end operational solutions to blue-chip on-demand consumer service businesses in industries with significant e-commerce exposure, including delivery, ride-hailing, housekeeping and shared-bike maintenance.

We currently provide four industry-tailored operational solutions, including on-demand delivery solutions, ride-hailing solutions, housekeeping solutions and shared-bike maintenance solutions. We generate revenue primarily from service fees paid by our industry customers, and to a lesser extent, from rental fees under our car leasing agreements with drivers engaged in our ride-hailing solutions. We incur cost from paying service fees to workers engaged in our solutions as independent contractors.

We have grown rapidly in recent years to achieve greater economies of scale. Our revenues were RMB1,474.5 million, RMB2,055.8 million and RMB2,580.8 million (US$395.5 million) in 2018, 2019 and 2020, respectively. We recorded net loss of RMB44.3 million, RMB13.4 million and RMB5.6 million (US$0.9 million) in 2018, 2019 and 2020, respectively. Excluding the effect of share-based compensation expenses, we recorded adjusted net income of RMB45.3 million, RMB51.4 million and RMB77.1 million (US$11.8 million) in 2018, 2019 and 2020, respectively.

General Factors Affecting Our Results of Operations

Our results of operations and financial condition are affected by general factors driving China’s on-demand consumer service market and workforce operational solution market, including (1) economic factors, such as China’s overall economic growth, the increase in per-capita disposable income and the level and growth in consumer spending in China, (2) technology factors, such as development of mobile technology and the rate of mobile internet penetration in China, and (3) labor factors, such as rising labor costs in China. Unfavorable changes in any of these general factors could materially and adversely affect our business and results of operations.

Specific Factors Affecting Our Results of Operations

While our business is influenced by general factors affecting the on-demand consumer service market and workforce operational solution market in China generally, our results of operations are also directly affected by certain company specific factors, including the following major factors:

Our ability to grow on-demand delivery solutions

We currently generate substantially all of our revenues from on-demand delivery solutions, and our ability to grow these solutions is critical to our results of operations and financial condition. Factors affecting the growth of our on-demand delivery solutions include the overall market demand for online ordering of prepared food, the competitiveness of our solutions in terms of service quality and pricing, our ability to maintain and increase our fee levels vis-à-vis industry customers, our strategic partnerships with blue-chip industry customers, our relationships with workers on our platform, and our ability to increase the share of wallet from industry customers in the current geographical markets where we operate as well as our ability to expand into new geographical markets. Adverse changes of these factors will affect our ability to grow on-demand delivery solutions.

Our ability to expand our customer portfolio and industry coverage

Certain industry customers for our on-demand delivery solutions have contributed a significant portion of our revenues in the past. The business performance of these industry customers will affect our results of operations and prospects. We continually seek to diversify our customer portfolio to reduce the concentration of our revenue stream through competitive solution offerings. In addition, we launched ride-hailing, housekeeping and shared-bike maintenance solutions in recent years, and we plan to continue to expand into new industries. Our platform and business model in the new industries we recently entered into have not been fully proven given our limited operating history. We may incur significant cost and experience a prolonged ramp-up period, and our ability to apply our accumulated industry knowledge and operational experience to these new industries is critical to our business growth and prospects.

Our ability to attract, retain and manage workers cost-effectively

Our operational cost is affected by the number of workers on our platform and the amount of service fees we paid to workers and third-party labor service companies. Our continued growth depends in part on our ability to cost-effectively attract, retain and manage workers on our platform, especially our ability to cultivate a flexible workforce and deploy the same workers across different industry settings by having them serve multiple roles offered on our platform to optimize our operational cost. We have focused on offering better earning opportunities and career prospects and enhancing the bonds among our workers. Our ability to attract, retain and manage workers cost-effectively can be affected by a number of factors, including the quality of our training, the work-life support and services we provide, the attractiveness of the earning opportunities and career prospects we offer, and other macroeconomic, social and political factors that may affect labor cost, supply or migration.

Our ability to compete and manage our growth effectively

As the market for workforce operational solution platforms within a single industry setting is highly fragmented, we must continue to compete effectively in order to solidify our market leading position and maintain long-term profitability. In each industry setting we serve, we compete with labor outsourcing companies and service suppliers that are independent from or affiliated with industry customers, as well as online workforce marketplaces. In addition, we have historically incurred significant costs in a lump sum to acquire the rights to render on-demand delivery services in additional delivery areas for certain industry customers and may continue to make more such acquisitions to expand the geographical coverage of our on-demand delivery solutions. As we continue to grow our business and increase our market share, our ability to acquire more service stations at favorable pricing, control our costs and expenses, improve operational efficiency by achieving greater economies of scale, and compete effectively with competitors is crucial to our sustainable growth.

Continued investment in our technology infrastructure and talent

We continue to invest in our technology infrastructure, including Quhuo+, to accommodate the expanded scope and heightened complexity of our operations. An enhanced technology infrastructure based on Quhuo+ will allow us to continually optimize our operational efficiency, refine our solutions through improved data-driven analytics, facilitate our expansion into new geographical markets and industries. We also continue to invest in talent, particularly technicians, engineers and other tech-related talents, which will increase our research and development expenses. Our ability to maintain and improve the functionality of our technology infrastructure in line with our business scale will be a key driver for our sustainable growth.

Seasonality

We experience seasonality in our business, primarily attributable to the seasonality of our industry customers’ businesses. For example, we generally experience an increase in demand for our on-demand delivery solutions during inclement weather conditions and holidays, and suffer a shortage of workforce during Chinese New Year holidays which may fall between late January and late February. Other seasonal trends may develop or these current seasonal trends may become more extreme, which would contribute to fluctuations in our results of operations.

Strategic investment and acquisitions

We have made, and intend to continue to make, strategic acquisitions to solidify our current market presence and expand into new industries. We intend to selectively pursue strategic alliances and investments to further strengthen our competitiveness. We will evaluate and execute alliance, investment and acquisition opportunities that complement and scale up our business, optimize our profitability, help us expand into adjacent industries and add new capabilities to our platform. Our strategic alliances, investments and acquisitions may affect our business growth.

COVID-19 outbreak

Since the outbreak of COVID-19 throughout China and other countries and regions, a series of precautionary and control measures have been implemented worldwide to contain the virus. The outbreak of COVID-19 has had certain negative impact on the overall economy of the regions where we deliver our solutions.

COVID-19 spread rapidly throughout China in the first quarter of 2020, which traditionally is also the off season of our business due to the Chinese New Year holidays. The average monthly number of delivery orders fulfilled through our on-demand delivery solutions was approximately 16.9 million in the first quarter of 2020, representing a decrease by approximately 42% compared to approximately 29.2 million in the previous quarter, albeit an increase by approximately 22% compared to approximately 13.9 million in the first quarter of the previous year. In addition, the business volume of our ride-hailing solutions, shared-bike maintenance solutions and housekeeping solutions and other services was adversely affected by the COVID-19 outbreak to varying extent.

Amid the COVID-19 outbreak, we expanded our on-demand delivery solutions to tap into the grocery delivery market, as stay-at-home orders and social distancing caused an increase in the demand of local grocery delivery services. We entered into cooperation with new industry customers, such as Meituan Grocery, Taoxianda and Hema Fresh, to mitigate the negative impact of COVID-19 on our on-demand delivery business by unlocking underutilized workforce capacity.

We have not experienced material adverse impact to our liquidity and cash flows since the outbreak. Except for the impact discussed above, we do not anticipate any prolonged material adverse impact on our business, results of operations and financial condition from the COVID-19 outbreak, as the Chinese government has gradually lifted the travel restrictions and other quarantine measures in China and economic activities have begun to recover and return to normal nationwide during the second quarter of 2020. As a result, we have experienced bounce-back of the number of delivery orders and the business volume of other solutions. We are nonetheless closely monitoring the development of the COVID-19 outbreak and continuously evaluating any potential impact on our business, results of operations and financial condition. See “Item 3. Key Information—D. Risk Factors —Risks Related to Our Business and Industry—Any health pandemics, including the recent global outbreak of COVID-19, and other natural disasters and calamities, could have a material adverse effect on our business operations.”

Critical Accounting Policies

We prepare our financial statements in accordance with U.S. GAAP, which requires our management to make judgment, estimates and assumptions. We continually evaluate these judgment, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and various assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Revenue recognition

On-demand delivery solutions

We enter into delivery service agreements to provide industry customers with our on-demand delivery solutions. Industry customers divide their intra-city delivery network into a number of delivery areas. We are responsible for fulfilling all on-demand delivery orders on a daily and an if-needed basis within specified delivery areas that are managed by us. We manage our delivery rider groups to ensure there are sufficient delivery riders to fulfill all the orders within each delivery area and assure that the delivery service quality is in compliance with the industry customers’ service standards.

We have concluded that we have stand ready obligation to fulfill all the delivery orders and considered the series of services as a single performance obligation. The customers receive the benefit of the services and we on the term of a month-to-month contract has the right to payment as the service are performed. We charge delivery service fees to industry customers based on the number of orders completed at a fixed rate per order, subject to adjustments based on the monthly performance against key performance indicators set by each customer. Revenues are variable based on the volume of delivery orders and monthly performance results. We recognize revenues when the variable consideration becomes fixed at the end of the month when the uncertainty on monthly performance evaluation is resolved.

Bike-sharing maintenance solutions

We derive revenue from service fees paid by the bike-sharing company for daily maintenance services we provided. Our shared-bike maintenance solutions include maintaining of orderliness of bikes, redistribution and transportation of idled bikes based on end users’ usage patterns within a designated area, and identification and transportation of malfunctioning bikes.

Our obligation is performing maintenance services on the term of a month-to-month contract and considered the series of services as a single performance obligation. The customer receives the benefit of the services and we have the right to payment as the service are performed. We charge maintenance service fees to the bike-sharing company based on the number of service hours and the number of shared-bikes transported. Revenues are variable based on volume of service performed and we recognize revenues as the services are rendered.

Ride-hailing solutions

We generate revenue from ride-hailing solutions primarily from car rental fees paid by drivers on our platform according to our car leasing agreements with them. These arrangements are classified as operating leases as defined within ASC 840, Leases. We recognize revenues from such arrangements on a straight-line basis over the lease term.

To a lesser extent, we also generate revenues from provision of ride-hailing driver management services to certain ride-hailing platforms as an agent, and recognize such revenues on a net basis.

Housekeeping solutions and other services

We generate revenue from housekeeping solutions for hotels and other services, primarily including maintenance services for short-term rental properties. We charge monthly service fees based on the final settlement with end users. Revenues are variable based on services we performed and we recognize revenues as the services are rendered.

Income taxes

We follow the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes, or ASC 740. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

We accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the related PRC tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive loss as income tax expense.

In accordance with ASC 740, we recognize in our consolidated financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement.

Share-based compensation

We apply ASC 718, Compensation-Stock Compensation (“ASC 718”) to account for our employee share-based payments. In accordance with ASC 718, we determine whether an award should be classified and accounted for as a libility award or equity award. All of our share-based awards to employees were classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values. We early adopted ASU No. 2018-7, Compensation—Stock Compensation (Topic 718): Improvements to Non-employee Share-Based Payment Accounting on January 1, 2017. Share-based awards to non-employees were classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair value. We have elected to recognize share-based compensation using the accelerated method, for all share-based awards granted with graded vesting based on service conditions.

In determining the value of share options granted to employees and non-employees, we have used the binomial option pricing model, with assistance from an independent third-party valuation firm. Under this option pricing model, certain assumptions, including the risk-free interest rate, the expected volatility, the suboptimal exercise factor, the fair value per ordinary share, the expected dividend yield and the post-vesting forfeiture rate are required in order to determine the fair value of our options. The fair value of share options was estimated on the date of grant using the following key assumptions:

	For the year ended December 31,
	2018	2019	2020
Risk-free interest rate	3.37% or nil	1.52%-3.62% or nil	0.55%-1.92%
Expected volatility	30.67% or nil	29.53%-32.67% or nil	32.54%-33.58%
Suboptimal exercise factor	2.2 or nil	2.2-2.5 or nil	2.5
Fair value per ordinary share	RMB32.10	US$5.14	US$ 6.29 - 8.53
Expected dividend yield	0%	0%	0%
Post-vesting forfeiture rate	0%	0%	0%

A change in the terms or conditions of the awards is accounted for as a modification of the award. Incremental compensation cost is measured as the excess, if any, of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, measured based on the fair value of the awards and other pertinent factors at the modification date. For vested awards, we recognize incremental compensation cost in the period the modification occurs. For unvested awards, we recognize over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date. If the fair value of the modified award is lower than the fair value of the original award immediately before modification, the minimum compensation cost we recognize is the cost of the original award.

Non-GAAP Financial Measures

To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we use adjusted net income and adjusted EBITDA, which are non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted net income represents net income before share-based compensation expenses. Adjusted EBITDA represents adjusted net income before income tax expense, depreciation, amortization and interest expense. We believe that adjusted net income and adjusted EBITDA help identify underlying trends in our business that could otherwise be distorted by the effect of share-based compensation expenses. We believe that such non-GAAP financial measures also provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. It should not be considered in isolation or construed as alternatives to net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measure in light of the most directly comparable GAAP measures, as shown below. The non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The table below sets forth a reconciliation of the non-GAAP financial measures for the periods indicated:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Net loss	(44,295)	(13,449)	(5,604)	(859)
Add:
Share-based compensation expenses	89,622	64,799	82,667	12,669
Adjusted net income	45,327	51,350	77,063	11,810
Add:
Income tax expense	3,979	21,580	25,428	3,897
Depreciation	1,111	3,479	6,257	959
Amortization	9,021	10,632	13,749	2,107
Interest expense	3,913	6,093	8,068	1,236
Adjusted EBITDA	63,351	93,134	130,565	20,009

Key Components of Our Results of Operations

Revenues

We generate revenues from on-demand delivery solutions, shared-bike maintenance solutions, ride-hailing solutions and housekeeping solutions and other services. In 2018, 2019, and 2020, our total revenues were RMB1,474.5 million, RMB2,055.8 million, and RMB2,580.8 million (US$395.5 million), respectively. The following table sets forth the breakdown of our total revenues, both in absolute amounts and as a percentage of total revenues, for the periods indicated.

	For the year ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
Revenues:
On-demand delivery solutions	1,444,616	98.0	2,027,351	98.6	2,536,816	388,784	98.3
Shared-bike maintenance solutions	27,823	1.9	21,244	1.0	21,488	3,293	0.8
Ride-hailing solutions	2,036	0.1	6,932	0.4	10,100	1,548	0.4
Housekeeping solutions and other services	—	—	262	0.0	12,405	1,901	0.5
Total revenues	1,474,475	100	2,055,789	100	2,580,810	395,526	100.0

On-demand delivery solutions

In 2018, 2019 and 2020, our revenues generated from on-demand delivery solutions were RMB1,444.6 million, RMB2,027.4 million and RMB2,536.8 million (US$388.8 million), representing 98.0%, 98.6% and 98.3% of our total revenues in the same periods, respectively. We derive revenue from service fees paid by industry customers based on the number of fulfilled orders, generally subject to monthly dynamic KPI-based adjustments, such as the timely delivery rate and complaint rate. Different industry customers may use different formulas to calculate such adjustments, which may change from time to time in line with their specific requirement and assessment of our services.

Shared-bike maintenance solutions

We launched our shared-bike maintenance solutions in January 2018. Our revenues generated from shared-bike maintenance solutions were RMB27.8 million, RMB21.2 million and RMB21.5 million (US$3.3 million) in 2018, 2019 and 2020, respectively. We derive revenue from service fees paid by bike-sharing companies based on service hours and/or the number of shared-bikes we transported and identified as malfunctioned.

Ride-hailing solutions

We launched our ride-hailing solutions in October 2018. Our revenues generated from ride-hailing solutions were RMB2.0 million, RMB6.9 million and RMB10.1 million (US$1.5 million) in 2018, 2019 and 2020, respectively. We primarily derived revenue from rental fees under our car leasing agreements with drivers

Housekeeping solutions and other services

We launched our housekeeping solutions in January 2019, and continuously tapped into new industries to provide diversified, flexible earning opportunities for workers on our platform. We generated revenues of RMB262,000 and RMB12.4 million (US$1.9 million) from housekeeping solutions and other services in 2019 and 2020, respectively. We primarily derived revenue from service fees paid by industry customers based on the number of fulfilled orders.

Cost of revenues

Our cost of revenues was RMB1,357.8 million, RMB1,893.5 million and RMB2,388.3 million (US$366.0 million) in 2018, 2019 and 2020, respectively. The following table sets forth the breakdown of our cost of revenues by our business lines, both in absolute amount and as a percentage of our total revenues, for the periods indicated.

	For the year ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues:
On-demand delivery solutions	1,325,907	89.9	1,866,276	90.8	2,345,992	359,539	90.9
Shared-bike maintenance solutions	27,894	1.9	17,851	0.9	17,839	2,734	0.7
Ride-hailing solutions	4,036	0.3	9,045	0.4	14,672	2,249	0.6
Housekeeping solutions and other services	—	—	341	0.0	9,796	1,501	0.4
Total cost of revenues	1,357,837	92.1	1,893,513	92.1	2,388,299	366,023	92.5

Cost of revenues related to our on-demand delivery solutions was RMB1,325.9 million, RMB1,866.3 million and RMB2,346.0 million (US$359.5 million) in 2018, 2019 and 2020, respectively, representing substantially all of our total cost of revenues. Cost of revenues related to our on-demand delivery solutions primarily consist of service fees paid to our delivery riders. The following table sets forth the components of cost of revenues related to our on-demand delivery solutions, both in absolute amount and as a percentage of our total revenues for the periods indicated.

	For the year ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues for on-demand delivery solutions:
Service fees paid to delivery riders	1,173,414	79.5	1,640,145	79.8	2,045,232	313,446	79.2
Service fees paid to team leaders	57,280	3.9	96,514	4.7	107,219	16,432	4.2
Hiring expenses for delivery riders(1)	26,079	1.8	42,190	2.1	60,670	9,298	2.4
Others(2)	69,134	4.7	87,427	4.3	132,871	20,363	5.1
Total	1,325,907	89.9	1,866,276	90.9	2,345,992	359,539	90.9

(1)	Represents service fees paid to third-party labor service companies and referral fees paid to existing delivery riders on our platform.
(2)

Represents rental fees and property management fees related to service stations, insurance and on-demand delivery supplies purchased for riders, amortization for intangible assets, and taxes and surcharges.

Cost of revenues related to our ride-hailing solutions primarily consist of rental fees we paid to lessors for certain rented vehicles and the depreciation expense and maintenance expense associated with the vehicles we owned. Cost of revenues related to our shared-bike maintenance solutions and housekeeping solutions and other services primarily consist of the service fees paid to workers engaged in these solutions.

Gross Profit

As a result of the foregoing, our gross profit was RMB116.6 million, RMB162.3 million and RMB192.5 million (US$29.5 million) in 2018, 2019 and 2020, respectively, and our gross profit margin was 7.9%, 7.9% and 7.5% in 2018, 2019 and 2020, respectively. The following table sets forth the breakdown of our gross profit and gross profit margin by our business lines for the periods indicated.

	For the year ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Gross profit:
On-demand delivery solutions	118,709	8.2	161,075	7.9	190,825	29,245	7.5
Shared-bike maintenance solutions	(71)	(0.3)	3,393	16.0	3,649	559	17.0
Ride-hailing solutions	(2,000)	(98.2)	(2,113)	(30.4)	(4,572)	(701)	(45.3)
Housekeeping solutions and other services	—	—	(79)	(28.9)	2,609	400	21.0
Total gross profit	116,638	7.9	162,276	7.9	192,511	29,503	7.5

Operating Expenses

Our operating expenses consist of general and administrative expenses, research and development expenses and (loss)/gains on disposal of intangible assets. The following table sets forth the components of operating expenses, in absolute amounts and as a percentage of our total revenues, for the periods indicated.

	For the year ended December 31,
	2018		2019			2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses:
General and administrative expenses	(161,839)	(11.0)	(161,160)	(7.8)	(203,299)	(31,157)	(7.9)
Research and development expenses	(6,702)	(0.4)	(9,730)	(0.5)	(13,095)	(2,007)	(0.5)
(Loss)/gain on disposal of intangible assets, net	—	—	(3,840)	(0.2)	3,243	497	0.1
Total operating expenses	(168,541)	(11.4)	(174,730)	(8.5)	(213,151)	(32,667)	(8.3)

General and administrative expenses

We recorded general and administrative expenses of RMB161.8 million, RMB161.2 million and RMB203.3 million (US$31.2 million) in 2018, 2019 and 2020, respectively. Our general and administrative expenses consist primarily of (1) share-based compensation expenses, (2) salaries and benefits for our operational staff, and (3) office expenses.

Research and development expenses

We recorded research and development expenses of RMB6.7 million, RMB9.7 million and RMB13.1 million (US$2.0 million) in 2018, 2019 and 2020, respectively. Our research and development expenses consist primarily of salaries and benefits for our research and development personnel. We believe that our continued investment in research and development is critical to our growth and expect that our research and development expenses will continue to increase in absolute amount as we seek to upgrade our technology infrastructure, including Quhuo+, to support our business growth.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution, brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

British Virgin Islands

Our wholly-owned subsidiary in the British Virgin Islands, Quhuo Investment Limited and all dividends, interest, rents, royalties, compensation and other amounts paid by Quhuo Investment Limited to personas who are not resident in the British Virgin Islands and any capital gains realized with respect to any shares, debt obligations, or other securities of the Company by persons who are not resident in the British Virgin Islands are exempt from all provisions of the Income Tax Ordinance in the British Virgin Islands.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not resident in the British Virgin Islands with respect to any shares, debt obligation or other securities of the Company.

All instruments relating to transfers of property to or by Quhuo Investment Limited and all instruments relating to transactions in respect of the shares, debt obligations or other securities of Quhuo Investment Limited and all instruments relating to other transactions relating to the business of Quhuo Investment Limited are exempt from payment of stamp duty in the British Virgin Islands. This assumes that Quhuo Investment Limited does not hold an interest in real estate in the British Virgin Islands.

There are currently no withholding taxes or exchange control regulations in the British Virgin Islands applicable to Quhuo Investment Limited or its members.

Hong Kong

Our wholly-owned subsidiary in Hong Kong, Quhuo Technology Investment (Hong Kong) Limited, is subject to an income tax rate of 16.5% for taxable income earned in Hong Kong. No provision for Hong Kong profit tax has been levied as we did not have assessable income that was earned in or derived from our Hong Kong subsidiary for the years ended December 31, 2018, 2019 and 2020, respectively. Hong Kong does not impose a withholding tax on dividends.

PRC

Our WFOE, VIE and VIE’s subsidiaries in China are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the EIT Law, which became effective on January 1, 2008, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

In 2018, Jilin Taisen Biotechnology Service Co., Ltd. and Huadian Tianze Enterprise Management Service Co., Ltd. were qualified for SME and eligible for such preferential tax treatments. In 2019, Jilin Taisen Biotechnology Service Co., Ltd. and Huadian Tianze Enterprise Management Service Co., Ltd. were qualified for SME and, therefore, were eligible for a 75% reduction of taxable income and a reduced enterprise income tax rate of 20% in 2019. In 2020, Nantong Runda was qualified for the requirements of small and micro-sized enterprise, and its first one million yuan of annual taxable income was eligible for 75% reduction and the taxable income between one million yuan and three million yuan was eligible for 50% reduction. The applicable corporate income tax rate is 20%. Hainan Quhuo, Haikou Chengtu and Hainan Xinying are enterprises registered in the Hainan free trade port and engaged in substantial business in encouraged industries and are therefore entitled to preferential tax rate of 15%.

Our revenues derived from the provision of on-demand delivery services and shared-bike maintenance services are subject to value-added taxes, or VAT, of 6%, and our revenues derived from the rental fees under our ride-hailing services are subject to VAT of 16%, less any deductible VAT we have already paid or borne. They are also subject to surcharges on VAT payments in accordance with PRC law.

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries. The EIT Law and its implementing rules provide that dividends paid by a PRC entity to a nonresident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (1) it must be a company; (2) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (3) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Nonresident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that nonresident enterprises are not required to obtain preapproval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, nonresident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, we may be able to benefit from the 5% withholding tax rate for the dividends received from PRC subsidiaries if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 60, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%, which could result in unfavorable tax consequences to us and our non-PRC shareholders. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or the ADSs holders.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the years indicated. You should read this information together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of the results that may be expected for any future years or periods.

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Revenues	1,474,475	2,055,789	2,580,810	395,526
Cost of revenues	(1,357,837)	(1,893,513)	(2,388,299)	(366,023)
Gross profit	116,638	162,276	192,511	29,503
Operating expenses:
General and administrative expenses	(161,839)	(161,160)	(203,299)	(31,157)
Research and development expenses	(6,702)	(9,730)	(13,095)	(2,007)
Loss on disposal of intangible assets, net	—	(3,840)	3,243	497
Total operating expenses	(168,541)	(174,730)	(213,151)	(32,667)
Operating loss	(51,903)	(12,454)	(20,640)	(3,164)
Interest income	44	275	824	126
Interest expense	(3,913)	(6,093)	(8,068)	(1,236)
Other income, net	16,274	27,730	49,218	7,543
Share of net (loss)/income from equity method investees	(1,449)	162	—	—
Foreign exchange (loss)/gain	631	(1,489)	(1,510)	(231)
(Loss)/income before income tax	(40,316)	8,131	19,824	3,038
Income tax expense	(3,979)	(21,580)	(25,428)	(3,897)
Net loss	(44,295)	(13,449)	(5,604)	(859)
Add: Net loss attributable to non-controlling interests	1,681	1,684	9,034	1,385
Net income/(loss) attributable to Quhuo Limited	(42,614)	(11,765)	3,430	526
Non-GAAP Financial Data(1)
Adjusted net income	45,327	51,350	77,063	11,810
Adjusted EBITDA	63,351	93,134	130,565	20,009

(1)	See “—Non-GAAP Financial Measures.”

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenues

Our revenues increased by 25.5% from RMB2,055.8 million in 2019 to RMB2,580.8 million (US$395.5 million) in 2020, primarily due to the increase in revenues generated from our on-demand delivery solutions as a result of our continued market penetration and expansion.

•

Revenues from on-demand delivery solutions increased by 25.1% from RMB2,027.4 million in 2019 to RMB2,536.8 million (US$388.8 million) in 2020. The increase was primarily (1) driven by the increase in delivery orders fulfilled by delivery riders on our platform, as a result of the growing penetration in our existing geographical markets and the expansion into new geographical markets, as our geographical coverage increased from 809 delivery areas across 62 cities as of December 31, 2019 to 1,076 delivery areas across 111 cities as of December 31, 2020, and (2) the rapid growth of grocery and fresh food deliveries.

•	Revenues from shared-bike maintenance solutions were RMB21.5 million (US$3.3 million) in 2020, which remained relatively stable compared with RMB21.2 million in 2019.

•

Revenues from ride-hailing solutions increased by 45.7% from RMB6.9 million in 2019 to RMB10.1 million (US$1.5 million) in 2020, primarily due to the increase in the number of vehicles we leased to ride-hailing drivers on our platform.

•

Revenues from housekeeping solutions and other services increased significantly from RMB262,000 in 2019 to RMB12.4 million (US$1.9 million) in 2020, primarily due to our enlarged customer base for housekeeping solutions, including hotels and B&Bs.

Cost of revenues

Our cost of revenues increased by 26.1% from RMB1,893.5 million in 2019 to RMB2,388.3 million (US$366.0 million) in 2020, primarily due to the following reasons.

•

Cost of revenues related to our on-demand delivery solutions increased by 25.7% from RMB1,866.3 million in 2019 to RMB2,346.0 million (US$359.6 million) in 2020, primarily due to the increases in (1) service fees paid to our delivery riders and team leaders in line with the increase in the orders fulfilled by our delivery riders, (2) insurance expenses for delivery riders, and (3) hiring expenses for delivery riders, including service fees paid to third-party labor service companies and referral fees paid to existing delivery riders on our platform.

•	Cost of revenues related to our shared-bike maintenance solutions was RMB17.8 million (US$2.7 million) in 2020, which remained relatively stable compared with RMB17.9 million in 2019.

•

Cost of revenues related to our ride-hailing solutions increased by 62.2% from RMB9.0 million in 2019 to RMB14.7 million (US$2.2 million) in 2020, primarily due to the increase in the number of vehicles leased from third parties.

•

Cost of revenues related to our housekeeping solutions and other services increased significantly from RMB341,000 in 2019 to RMB9.8 million (US$1.5 million) in 2020, primarily due to the rapid growth of our housekeeping solutions.

Gross profit

As a result of the foregoing, our gross profit increased by 18.6% from RMB162.3 million in 2019 to RMB192.5 million (US$29.5 million) in 2020.

Operating expenses

General and administrative expenses

Our general and administrative expenses increased by 26.1% from RMB161.2 million in 2019 to RMB203.3 million (US$31.2 million) in 2020, primarily due to the increases in staff cost, share-based compensation and rental and office expenses, partially offset by the decrease in professional fees.

Research and Development Expenses

Our research and development expenses increased by 34.6% from RMB9.7 million in 2019 to RMB13.1 million (US$2.0 million) in 2020, primarily due to the increase in the headcount of our research and development personnel.

(Loss)/gains on disposal of intangible assets, net

We recorded loss on disposal of intangible assets, net of RMB3.8 million in 2019 and gains on disposal of intangible assets, net RMB3.2 million (US$0.5 million) in 2020, respectively, primarily due to transfer of customer relationships in certain delivery areas for our on-demand delivery solutions to third parties.

Operating loss

As a result of the foregoing, our operating loss increased by 65.7% from RMB12.5 million in 2019 to RMB20.6 million (US$3.2 million) in 2020.

Interest income

Our interest income increased significantly from RMB0.3 million in 2019 to RMB0.8 million (US$0.1 million) in 2020, primarily due to the increase in our bank deposits.

Interest expense

Our interest expense increased by 32.4% from RMB6.1 million in 2019 to RMB8.1 million (US$1.2 million) in 2020, primarily because we incurred more short-term bank borrowings in 2020.

Other income, net

Our other income, net increased by 77.5% from RMB27.7 million in 2019 to RMB49.2 million (US$7.5 million) in 2020, primarily due to the increase in the fair value change of investment in a mutual fund.

Share of net (loss)/income from equity method investees

We recorded share of net income from equity method investees of RMB0.2 million in 2019. We did not record any share of net (loss)/income from equity method investees in 2020.

Foreign exchange (loss)/gain

We recorded a foreign exchange loss of RMB1.5 million in 2019 and a foreign exchange loss of RMB1.5 million (US$0.2 million) in 2020, respectively.

Income tax expense

Our income tax expense increased by 17.8% from RMB21.6 million in 2019 to RMB25.4 million (US$3.9 million) in 2020, primarily due to the increase in the taxable income generated from on-demand delivery solutions.

Net loss

As a result of the foregoing, we had net loss of RMB13.4 million and RMB5.6 million (US$0.9 million) in 2019 and 2020, respectively.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenues

Our revenues increased by 39.4% from RMB1,474.5 million in 2018 to RMB2,055.8 million in 2019, primarily due to the increase in revenues generated from our on-demand delivery solutions as a result of our continued market penetration and expansion.

•

Revenues from on-demand delivery solutions increased by 40.3% from RMB1,444.6 million in 2018 to RMB2,027.4 million in 2019. The increase was primarily (1) driven by the increase in delivery orders fulfilled by delivery riders on our platform, as a result of the growing penetration in our existing geographical markets and the expansion into new geographical markets, as our geographical coverage increased from 551 delivery areas across 47 cities as of December 31, 2018 to 809 delivery areas across 62 cities as of December 31, 2019, and to a lesser extent, (2) driven by an increase in the average service fee per delivery order charged to certain industry customers.

•

Revenues from shared-bike maintenance solutions decreased by 23.6% from RMB27.8 million in 2018 to RMB21.2 million in 2019, primarily due to the decrease in the geographical coverage of our solutions as we strategically withdrew our operations from a few cities where we underperformed.

•

Revenues from ride-hailing solutions increased significantly from RMB2.0 million in 2018 to RMB6.9 million in 2019, primarily due to the increase in the number of vehicles we leased to ride-hailing drivers on our platform.

•

Revenues from housekeeping solutions and other services were nil and RMB262,000 in 2018 and 2019, respectively. We launched our housekeeping solutions in January 2019 and continuously tapped into other industries to provide diversified, flexible earning opportunities for workers on our platform.

Cost of revenues

Our cost of revenues increased by 39.5% from RMB1,357.8 million in 2018 to RMB1,893.5 million in 2019, primarily due to the increase in the cost related to our on-demand delivery solutions as a result of our business growth.

•

Cost of revenues related to our on-demand delivery solutions increased by 40.8% from RMB1,325.9 million in 2018 to RMB1,866.3 million in 2019, primarily due to the increases in (1) service fees paid to our delivery riders and team leaders in line with the increase in the orders fulfilled by our delivery riders, (2) insurance expenses for delivery riders, (3) hiring expenses for delivery riders, including service fees paid to third-party labor service companies and referral fees paid to existing delivery riders on our platform, and (4) rental fees paid to lease the workspace for additional service stations to accommodate the increase in delivery rider headcount.

•

Cost of revenues related to our shared-bike maintenance solutions decreased by 36.0% from RMB27.9 million in 2018 to RMB17.9 million in 2019, which was generally in line with the decline of the business volume of our shared-bike maintenance solutions, primarily due to the decrease in the geographical coverage of our solutions as we strategically withdrew our operations from a few cities where we underperformed.

•

Cost of revenues related to our ride-hailing solutions increased significantly from RMB4.0 million in 2018 to RMB9.0 million in 2019, primarily due to the increase in the number of vehicles we rented from third parties.

•

Cost of revenues related to our housekeeping solutions and other services was nil and RMB341,000 in 2018 and 2019, respectively, as we launched our housekeeping solutions in January 2019 and have continuously tapped into other industries since then.

Gross profit

As a result of the foregoing, our gross profit increased by 39.1% from RMB116.6 million in 2018 to RMB162.3 million in 2019. Our gross profit margin remained stable at 7.9% in 2018 and 2019.

Operating expenses

General and administrative expenses

Our general and administrative expenses decreased by 0.4% from RMB161.8 million in 2018 to RMB161.2 million in 2019, primarily due to the decrease in share-based compensation expenses from RMB89.6 million in 2018 to RMB64.8 million in 2019, which was consistent with the vesting schedule of options granted under our share incentive plan. For detailed analysis on changes of our share-based compensation, see “—Critical Accounting Policies and Estimates—Share-based compensation.” Excluding the effect of share-based compensation, our general and administrative expenses would have increased by 33.4% from RMB72.2 million in 2018 to RMB96.4 million in 2019, primarily due to the increases in (1) salaries and benefits for our operational staff, and (2) professional service fees, partially offset by the decrease in office expenses.

Research and development expenses

Our research and development expenses increased by 45.2% from RMB6.7 million in 2018 to RMB9.7 million in 2019, primarily due to the increase in salaries and benefits for our research and development personnel.

Loss on disposal of intangible assets

We recorded loss on disposal of intangible assets of nil and RMB3.8 million in 2018 and 2019, respectively, primarily due to transfer of customer relationships in certain delivery areas for our on-demand food deliver solutions to third parties.

Operating loss

As a result of the foregoing, we incurred operating loss of RMB51.9 million and RMB12.5 million in 2018 and 2019, respectively.

Interest expense

Our interest expense increased by 55.7% from RMB3.9 million in 2018 to RMB6.1 million in 2019, primarily associated with our short-term bank borrowings for restructuring purpose.

Other income, net

We recorded other income, net of RMB16.3 million and RMB27.7 million in 2018 and 2019, respectively, primarily consisting of (1) governmental subsidies, (2) service fees paid by third parties to us for labor consulting services and IT services we provided, and (3) investment income from commercial bank deposits and disposal of our equity interest in an equity method investee company, and partially offset by other expenses, primarily consisting of finance charges.

Share of net (loss)/income from equity method investees

We recorded share of net loss from equity method investees of RMB1.4 million and share of net income from equity method investees of RMB0.2 million in 2018 and 2019, respectively, primarily due to the net loss or income incurred by our equity method investees.

Foreign exchange (loss)/gain

We recorded a foreign exchange gain of RMB0.6 million and a foreign exchange loss of RMB1.5 million in 2018 and 2019, respectively, primarily due to fluctuations in the exchange rates in the process of our restructuring.

Income tax expense

Our income tax expense increased significantly from RMB4.0 million in 2018 to RMB21.6 million in 2019, primarily due to the increase in our taxable income generated from our on-demand delivery solutions.

Net loss

As a result of the foregoing, we incurred net loss of RMB44.3 million and RMB13.4 million in 2018 and 2019, respectively.

B.	Liquidity and Capital Resources

Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from our operations and external financing.

As of December 31, 2018, 2019 and 2020, we had RMB17.3 million, RMB126.8 million and RMB97.8 million (US$15.0 million), respectively, in cash. Our cash consists primarily of cash and demand deposits. We believe that our current cash and cash equivalents, time deposits and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs from operations and other commitments for at least the next 12 months from the date of the issuance of the consolidated financial statements.

We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and financing activities, including the net proceeds we received from our initial public offering. We may, however, require additional cash resources due to changing business conditions or other future developments, including acquisitions or investments we may decide to selectively pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to issue equity or debt securities or obtain credit facilities. The issue of additional equity securities, including convertible debt securities, would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

The following table sets forth a summary of our cash flows for the years indicated.

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from operating activities	19,807	17,624	11,110	1,702
Net cash (used in)/generated from investing activities	(94,281)	12,483	(187,083)	(28,672)
Net cash generated from financing activities	82,495	80,550	153,093	23,462
Effect of exchange rate changes on cash and restricted cash	179	(1,221)	(144)	(20)
Net increase/(decrease) in cash and restricted cash	8,200	109,436	(23,024)	(3,528)
Cash and restricted cash at beginning of the year	9,143	17,343	126,779	19,430
Cash and restricted cash at end of the year	17,343	126,779	103,755	15,902

Operating activities

Net cash generated from operating activities was RMB11.1 million (US$1.7 million) in 2020, primarily due to a net loss of RMB5.6 million (US$0.9 million), (1) adjusted for certain non-cash items, mainly including share-based compensation of RMB82.7 million (US$12.7 million), changes in fair value of short-term investment of RMB35.5 million (US$5.4 million) and amortization of RMB13.7 million (US$2.1 million), (2) adjusted for changes in certain working capital items that positively impact the cash flow from operating activities, mainly including an increase of RMB31.8 million (US$4.9 million) in accounts payable, an increase of RMB17.6 million (US$2.7 million) in other non-current liabilities, and a decrease of RMB18.4 million (US$2.8 million) in amounts due from related parties, and (3) partially offset by changes in certain working capital items that negatively impact the cash flow from operating activities, mainly including an increase of RMB97.2 million (US$14.9 million) in accounts receivable, an increase of RMB8.2 million (US$1.3 million) in prepayments and other current assets, and an increase of RMB6.6 million (US$1.0 million) in other non-current assets.

Net cash generated from operating activities was RMB17.6 million in 2019, primarily due to a net loss of RMB13.4 million, (1) adjusted for certain non-cash items, mainly including share-based compensation of RMB64.8 million, amortization of RMB10.6 million, deferred income taxes of RMB9.3 million, and loss on disposal of intangible assets, net of RMB3.8 million, (2) adjusted for changes in certain working capital items that positively impact the cash flow from operating activities, mainly including an increase of RMB78.8 million in accounts payable, an increase of RMB15.1 million in income tax payable, and an increase of RMB13.7 million in other non-current liabilities, and (3) partially offset by changes in certain working capital items that negatively impact the cash flow from operating activities, mainly including an increase of RMB112.4 million in accounts receivable, an increase of RMB51.8 million in other non-current assets, and an increase of RMB11.3 million in prepayments and other current assets.

Net cash generated from operating activities was RMB19.8 million in 2018, primarily due to a net loss of RMB44.3 million, (1) adjusted for certain non-cash items, mainly including share-based compensation of RMB89.6 million, amortization of RMB9.0 million, and deferred income taxes of RMB2.4 million, (2) adjusted for changes in certain working capital items that positively impact the cash flow from operating activities, mainly including a decrease of RMB23.7 million in prepayments and other current assets, and an increase of RMB4.5 million in accounts payable, and (3) partially offset by changes in certain working capital items that negatively impact the cash flow from operating activities, mainly including an increase of RMB28.2 million in other non-current assets, an increase of RMB25.9 million in amounts due from related parties, and an increase of RMB15.7 million in accounts receivable.

Investing activities

Net cash used in investing activities was RMB187.1 million (US$28.7 million) in 2020, which was primarily attributable to (1) purchase of short-term investments of RMB3,409.5 million (US$522.5 million), (2) acquisitions of intangible assets of RMB59.0 million (US$9.0 million), and (3) acquisition of businesses, net of cash acquired of RMB27.5 million (US$4.2 million), partially offset by (1) proceeds from sales of short-term investments of RMB3,299.8 million (US$505.7 million), and (2) proceeds from disposals of intangible assets of RMB14.8 million (US$2.3 million).

Net cash generated from investing activities amounted to RMB12.5 million in 2019, which was primarily attributable to (1) proceeds from sales of short-term investments of RMB2,715.0 million, (2) proceeds from disposal of intangible assets in customer relationships of RMB21.2 million, and (3) proceeds from disposals of long-term investments of RMB11.0 million, partially offset by (1) purchase of short-term investments of RMB2,691.6 million in commercial bank deposits, (2) acquisition of intangible assets of RMB21.9 million, including customer relationships acquired from third parties to cover more delivery areas for our on-demand delivery solutions and internally-used computer software, and (3) purchase of property and equipment of RMB17.8 million.

Net cash used in investing activities amounted to RMB94.3 million in 2018, which was primarily attributable to (1) purchase of short-term investments of RMB2,578.5 million in commercial bank deposits, (2) acquisition of intangible assets of RMB32.5 million, including customer relationships acquired from third parties to cover more delivery areas for our on-demand delivery solutions and internally-used computer software, and (3) prepayment for long-term investments of RMB30.2 million, partially offset by proceeds from sales of short-term investments in commercial bank deposits of RMB2,554.8 million.

Financing activities

Net cash generated from financing activities was RMB153.1 million (US$23.5 million) in 2020, which was primarily attributable to (1) proceeds from initial public offering of RMB244.2 million (US$37.4 million), and (2) proceeds from short-term debt of RMB151.0 million (US$23.1 million), partially offset by (1) repayments of short-term debt of RMB222.6 million (US$34.1 million), (2) payments of deferred IPO costs of RMB11.0 million (US$1.7 million), and (3) repayments of long-term debt of RMB8.6 million (US$1.3 million).

Net cash generated from financing activities amounted to RMB80.6 million in 2019, which was primarily attributable to (1) proceeds from short-term loans of RMB116.0 million, and (2) proceeds from long-term debt of RMB15.2 million, partially offset by (1) repayments of short-term debt of RMB45.8 million, and (2) repayments of long-term debt of RMB3.8 million.

Net cash generated from financing activities amounted to RMB82.5 million in 2018, which was primarily attributable to (1) proceeds from short-term loans of RMB85.8 million, and (2) capital contributions by shareholders of RMB28.7 million, partially offset by repayments of short-term loans of RMB36.9 million.

Capital Expenditures

Our capital expenditures were RMB3.9 million, RMB17.8 million and RMB3.4 million (US$0.5 million) in 2018, 2019 and 2020, respectively. Our capital expenditures were primarily used for the purchase of property and equipment, such as vehicles in connection with our ride-hailing solutions and electronic equipment. We will continue to make capital expenditures to meet the expected growth of our business.

Holding Company Structure

Quhuo Limited is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and our consolidated affiliated entities in China. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries and fees paid by our consolidated affiliated entities. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. Under PRC law, each of our PRC subsidiaries, our VIE and its subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory surplus reserve until such reserve reaches 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds as well as staff bonus and welfare funds at its discretion, and our VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Technology” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the 2020 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F.	Tabular Disclosure of Contractual Obligations

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020:

	Payment due by period
	Total	Less than one year	one – three years
	(RMB in thousands)
Operating lease commitments(1)	32,330	17,707	14,623
Long-term debt(2)	12,972	7,837	5,135
Short-term loans(3)	66,000	66,000	—

(1)

Represents minimum payments under non-cancelable operating leases related to vehicles in connection with our ride-hailing solutions, office premises and on-demand delivery service stations that expire at various dates. Our operating lease commitments have no renewal options, rent escalation clauses and restrictions or contingent rents.

(2)

In August 2018, we entered into an agreement with a third party, pursuant to which we borrowed RMB9.4 million to purchase 100 vehicles for a total consideration of RMB11.8 million for our ride-hailing solution business. Under the terms of the agreement, we shall repay the debt in fixed monthly installments over 36 months. The implied interest rate was 14.86%. We obtained the ownership of the vehicles at inception of the arrangement and registered the vehicles as the collateral for the borrowing. In addition, in July 2019, we entered into an agreement with a third party, pursuant to which we borrowed RMB15.2 million. We are required to repay the borrowings in fixed monthly installments over 36 months. The implied interest rate ranged from 8.45% to 8.98%. The weighted average interest rate for all the outstanding borrowings was approximately 5.86%, 6.29% and 5.70% as of December 31, 2018, 2019 and 2020, respectively.

(3)

We have entered into several banking facilities, pursuant to which we borrowed short-term loans with either fixed interest rates ranging from 4.0% to 6.0% or a floating interest rate benchmarked to one-year lending rate promulgated by the PBOC. All short-term loans were intended for general working capital purposes.

G.	Safe Harbor

This annual report contains forward-looking statements that reflect our current expectations and projections of future events. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections of future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our goals and strategies;

•	our ability to retain and increase the number of customers;

•	our future business development, financial condition and results of operations;

•	expected changes in our net revenues, costs or expenditures;

•	our ability to manage and expand the sales network and other aspects of our operations;

•	our projected markets and growth in markets;

•	our potential need for additional capital and the availability of such capital;

•	competition in our industry;

•	relevant government policies and regulations relating to our industry;

•	general economic and business conditions globally and in China;

•	the length and severity of the recent COVID-19 pandemic and its impact on our business and industry;

•	our use of the proceeds from our initial public offering; and

•	assumptions underlying or related to any of the foregoing.

You should read this annual report and the documents that we refer to and have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from and worse than what we expect. Moreover, new risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

This annual report also contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. Failure of the market to grow at the projected rate may have a material adverse effect on our business and the market price of the ADSs. In addition, projections or estimates about our business and financial prospects involve significant risks and uncertainties. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data. You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to the registration statement, of which this annual report is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A	Directors and Senior Management

The following table sets forth information regarding our directors and senior management as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Leslie Yu	45	Chairman of the Board of Directors, Director and Chief Executive Officer
Shuyi Yang	44	Director and Vice President
Zhen Ba	40	Director and Vice President
Gang Wang	46	Chief Operating Officer
Wenting Ji	45	Chief Financial Officer
Chenxi Zhao	32	Director
Fan Yang	34	Director
Fan Pan	43	Chief Technology Officer
Jingchuan Li	48	Independent Director
Jing Zhou	47	Independent Director
Jie Jiao	40	Independent Director

Leslie Yu is our founder and has served as chairman of our board of directors since June 2019 and our chief executive officer since the inception of Beijing Quhuo Technology Co., Ltd. in March 2012. Prior to founding our company, Mr. Yu served as general manager of Shanghai Origin Myway International Logistics Co., Ltd. from September 2010 to March 2012. Prior to that, Mr. Yu was a senior business manager at DHL Supply Chain (China) Co., Ltd., the third-party logistics unit of Deutsche Post DHL Group (DAX: DPW), from August 2005 to August 2010. Mr. Yu served as an operating manager at New Times International Transport Service Co., Ltd., a freight forwarding company based in Beijing, from January 2004 to July 2005. Mr. Yu started his career at United Biscuits (China) Co., Ltd. and served as a sales planning supervisor from August 1996 to July 1999. Mr. Yu received his bachelor’s degree in international economic law from Renmin University of China in 1996, and his master’s degree in business administration from Auckland Institute of Studies in 2002.

Shuyi Yang is our co-founder and has served as our director since June 2019 and our vice president in charge of technology since the inception of Beijing Quhuo Technology Co., Ltd. in March 2012. Prior to founding our company, Mr. Yang served as the general manager of the region of North China at APLL-ZHIQIN Technology Logistics Ltd. from January 2010 to January 2012. Mr. Yang was a project manager at DHL Supply Chain (China) Co., Ltd. from December 2004 to January 2010. Mr. Yang received his bachelor’s degree in business administration from Shenyang University in 1998.

Zhen Ba is our co-founder and has served as our director since June 2019 and our vice president in charge of business development since the inception of Beijing Quhuo Technology Co., Ltd. in March 2012. Mr. Ba served as the director of sales for the region of North China at LF Logistics from 2010 to 2012. Mr. Ba was a project manager at DHL Supply Chain (China) Co., Ltd. from January 2005 to August 2010. Mr. Ba received his bachelor’s degree in English from China Foreign Affairs University (formerly known as Foreign Affairs College) in 2002 and his master’s degree in management from Lancaster University in 2003.

Gang Wang has served as our chief operating officer since September 2014. He also served as our director from August 2019 to July 2020. Prior to joining us, Mr. Wang served as the head of supply chain at Kidsland (China) Trading Co., Ltd., a subsidiary of Kidsland International Holdings Limited (HKEX: 2122) from March 2011 to March 2014. Mr. Wang was a site operation manager at DHL Supply Chain (China) Co., Ltd. from May 2006 to March 2011. Mr. Wang received his bachelor’s degree from Wuhan University of Technology in 1996 and his master’s degree in business administration from Capital University of Economics and Business in 2011.

Wenting Ji has served as our chief financial officer since January 2019. She also served as our director from August 2019 to July 2020. Prior to joining us, Ms. Ji held the position of chief financial officer at Delsk Group from July 2017 to December 2018. Ms. Ji served as the vice president of finance at Yoyi Digital from January 2012 to July 2017. From May 2007 to January 2012, Ms. Ji served as the financial reporting director at Fang Holdings Limited (NYSE: SFUN). Ms. Ji received her bachelor’s and master’s degree in economics from Nankai University in 1996 and 1999, respectively. Ms. Ji has been a member of the Chinese Institute of Certified Public Accountants since 2005 and a member of the Association of Chartered Certified Accountants since 2007.

Chenxi Zhao has served as our director since August 2019. Ms. Zhao is also the partner of SB China Venture Capital since October 2018. Ms. Zhao has served various positions at SB China Venture Capital, including investment director, executive director and partner, since December 2014. She served as the investment director of iStart, an early stage venture capital fund, from April 2012 to August 2014. Ms. Zhao also served as the investment manager of Shanghai Zhong Lu Group Co., Ltd. from June 2010 to March 2012. Ms. Zhao received her bachelor’s degree in accounting from Shanghai University of Finance and Economics in 2009 and her master’s degree in accounting from University of Southern California Marshall Business School in 2010.

Fan Yang has served as our director since August 2019. Mr. Yang has been a senior manager of the mini-programs division of Baidu, Inc. (Nasdaq: BIDU) since February 2018. He served various other positions at Baidu, such as a senior manager of the business infrastructure platform division from July 2016 to October 2017 and a manager of the Baidu union product division from February 2008 to April 2014. Mr. Yang also served as a senior manager of the platform business division of Meituan Dianping (HKEX: 3690) from April 2014 to July 2016. Mr. Yang received his bachelor’s degree in mathematics from Nanjing University in 2008.

Fan Pan has served as our chief technology officer since May 2015. Prior to joining us, Mr. Pan co-founded and served as the chief technology officer at Beijing Gaotu Information Technology Co., Ltd. from May 2012 to December 2014. Mr. Pan also co-founded Visual China Group Co., Ltd. (SZSE: 0681) and held various positions, including the chief technology officer and the general manager of the e-commerce department, from November 2000 until October 2011. Prior to that, Mr. Pan founded and worked at Beijing CCIDnet Information Technology Co., Ltd. from April 1999 to June 2001. Mr. Pan received his college degree from Beijing College of Finance and Commerce in 1996.

Jingchuan Li has served as our independent director since July 2020. Mr. Li has served as a senior partner at Tahota Law Firm since July 2016. Prior to that, Mr. Li worked at Beijing Zhongrui Law Firm initially as an associate and then as a partner from March 2004 to July 2016. Prior to joining Beijing Zhongrui Law Firm, Mr. Li served as an associate at King & Wood Mallesons from February 2003 to March 2004. Mr. Li was an associate at Huamao & Guigu Law Firm from September 2000 to February 2003. Mr. Li received his bachelor’s degree in law from Renmin University of China in 1996 and his master’s degree in civil and commercial law from Tsinghua University in 2003.

Jing Zhou has served as our independent director since July 2020. Ms. Zhou has served as a partner at Hammer Capital since September 2017. Prior to that, Ms. Zhou served as the chief finance officer of ChangYou.com Limited (Nasdaq: CYOU) from January 2015 to August 2017. Ms. Zhou was the general counsel at Sohu.com Inc. (Nasdaq: SOHU) from August 2003 to December 2014. Ms. Zhou received her bachelor’s degree in law from Renmin University of China in 1996, her master’s degree in law from The University of Sydney in 2000 and her EBMA degree from Tsinghua University and INSEAD (European Institute of Business Administration) in 2015.

Jie Jiao has served as our independent director since July 2020. Ms. Jiao has served as the chief financial officer of Play For Dream Inc. since June 2019. She has also served as an independent non-executive director of China Sunshine Paper Holdings Company Limited (HKEX: 2002) since January 2014, TradeGo FinTech Limited (HKEX: 8017) since September 2018 and China Index Holdings Limited (Nasdaq: CIH) since June 2019. Ms. Jiao served as the chief financial officer at iClick Interactive Asia Group Limited (Nasdaq: ICLK) from June 2014 to December 2018. Prior to joining iClick, Ms. Jiao served as the vice president at ArtGo Holdings Limited (HKEX: 3313) from March 2012 to May 2014. Ms. Jiao served as the general counsel and head of the investor relationship department at Fang Holdings Limited (NYSE: SFUN) from January 2010 to February 2012. Ms. Jiao also served as the board secretary of China Sunshine Paper Holdings Company Limited (HKEX: 2002) from April 2007 to March 2010. Ms. Jiao received her bachelor’s degree in law and economics from Peking University in 2003, and her master’s degree in law from Oxford University in 2005. Ms. Jiao is a Chartered Financial Analyst and obtained her PRC Legal Profession Qualification Certificate in 2010.

The business address of our directors and executive officers is: 3rd Floor, Block D, Tonghui Building, No. 1132 Huihe South Street, Chaoyang District, Beijing, People’s Republic of China. No family relationship exists between any of our directors and executive officers.

B.	Compensation

Compensation of Directors and Executive Officers

In 2020, the aggregate cash compensation to directors and executive officers was approximately RMB5.2 million (US$0.8 million). This amount consisted only of cash and did not include any share-based compensation or benefits in kind. Each of our directors and officers is entitled to reimbursement for all necessary and reasonable expenses properly incurred in the course of employment or service. Our directors and officers participate in our share incentive plan. See “—Share Incentive Plan.” We do not pay or set aside any amounts for pension, retirement or other benefits for our directors and officers, except our contributions on behalf of our officers located in China to a government-mandated multi-employer defined contribution plan.

Share Incentive Plan

In August 2019, our board of directors approved our 2019 Share Incentive Plan, or the 2019 Plan, replacing the 2017 share incentive plan adopted by our affiliated company, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2019 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards under the 2019 Plan shall be 9,502,550 ordinary shares, which constitutes 19.55% of the total outstanding shares of our company on an as-converted basis as of the date of adoption of the 2019 Plan. We assumed all the options granted by our affiliated company prior to the adoption of the 2019 Plan. As of the date of this annual report, 8,935,192 options have been granted, excluding, if any, awards that were forfeited or canceled after the relevant grant dates and awards that have been vested.

The following paragraphs describe the principal terms of the 2019 Plan:

Types of awards. The 2019 Plan permits the awards of options, restricted shares, restricted share unit or any other type of awards that the committee decides.

Plan administration. Our board of directors or a committee of one or more members of the board will administer the 2019 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award agreement. Awards granted under the 2019 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our employees, directors and consultants of our company, subsidiaries, parent company or related entities. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies and subsidiaries.

Vesting schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Restricted shares. Restricted shares are subject to such restrictions on transferability and other restrictions as the committee may impose.

Exercise of options. The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is 10 years from the date of a grant.

Transfer restrictions. Awards may not be transferred in any manner by the recipient except under limited circumstances, including by will or the laws of descent and distribution, unless otherwise provided by the plan administrator.

Termination and amendment of the 2019 Plan. Unless terminated earlier, the 2019 Plan has a term of 10 years. Our board of directors has the authority to amend or terminate the plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the recipient.

The following table sets forth information on restricted shares that we have awarded or have agreed to award as of December 31, 2020 pursuant to the 2019 Plan.

	Number of Restricted Shares Awarded	Grant Date
Directors and Executive Officers
Leslie Yu	2,673,352	January 1, 2019 and September 1, 2019
Shuyi Yang	170,122	September 1, 2019
Zhen Ba	170,122	September 1, 2019
Gang Wang	981,849	September 20, 2017, August 23, 2019 and September 1, 2019
Wenting Ji	*	January 1, 2019
Chenxi Zhao	—	—
Fan Yang	—	—
Fan Pan	*	September 20, 2017 and August 23, 2019
Jingchuan Li	—	—
Jing Zhou	—	—
Jie Jiao	—	—
Total

*	Less than 1% of our total outstanding shares on an as-converted basis.

Equity Incentive Trust

Quhuo Trust was established under the trust deed, dated August 23, 2019, between us, The Core Trust Company Limited, or Core Trust, as trustee and Quhuo Holding (BVI) Limited, as nominees. Through Quhuo Trust, our ordinary shares and other rights and interests under awards granted pursuant to the 2019 Plan may be provided to certain of recipients of equity awards. As of the date of this annual report, the participants in the Quhuo Trust include our employees, directors, consultants and certain of our executive officers.

Participants in the Quhuo Trust transfer their equity awards to Core Trust to be held for their benefit. Upon satisfaction of vesting conditions and request by grant recipients, Core Trust will exercise the equity awards and transfer the relevant ordinary shares and other rights and interest under the equity awards to the relevant grant recipients with the consent of the trust administrator. Each of the trust deeds provides that Core Trust shall not and shall have no right to exercise the voting rights attached to such ordinary shares unless otherwise directed by the trust administrator, which is the board of directors, its authorized committee or an authorized representative of our company.

To the extent permitted under the Plan and applicable law and regulations, the trustee shall follow the instruction of the Board or a committee of the Board consisting one or more members of the Board in respect of the exercise of voting rights (if any) and powers in relation to the Class A ordinary shares held by Best Cars Limited until they have been transferred outside of the trust and/or the nominee to the personal accounts of the relevant grant recipient.

C.	Board Practices

Board of Directors

Our board of directors consists of eight directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (a) such director, if his interest (whether direct or indirect) in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. Our directors may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and issue debentures, debenture share and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, and has adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Ms. Jie Jiao, Mr. Jingchuan Li and Ms. Jing Zhou, and is chaired by Ms. Jie Jiao. Each of Ms. Jie Jiao, Mr. Jingchuan Li and Ms. Jing Zhou satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Ms. Jie Jiao qualifies as an “audit committee financial expert.”

The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	reviewing and reassessing annually the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent registered public accounting firm;

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and.

•	reporting regularly to the board.

Compensation Committee. Our compensation committee consists of Mr. Leslie Yu, Mr. Jingchuan Li and Ms. Jing Zhou, and is chaired by Mr. Leslie Yu. Each of Mr. Jingchuan Li and Ms. Jing Zhou satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. As a foreign private issuer, we have elected to not have our compensation committee consist of entirely independent directors.

The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the total compensation package for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Leslie Yu, Mr. Jingchuan Li and Ms. Jing Zhou, and is chaired by Mr. Leslie Yu. Each of Mr. Jingchuan Li and Ms. Jing Zhou satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. As a foreign private issuer, we have elected not to have our nominating and corporate governance committee consist of entirely independent directors.

The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

•

selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

•

developing and reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and

•	evaluating the performance and effectiveness of the board as a whole.

Duties of Directors

Under Cayman Islands law, our directors owe to us fiduciary duties, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than what may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company may have the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office and its responsibilities of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders. Pursuant to the second memorandum and articles of association, an appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. A director will cease to be a director if, among other things, the director (1) becomes bankrupt or makes any arrangement or composition with his creditors; (2) dies or is found by our company to be or becomes of unsound mind; (3) resigns his office by notice in writing to the company; (4) without special leave of absence from our board, is absent from three consecutive board meetings and our board of directors resolve that his office be vacated; or (5) is removed from office pursuant to any other provision of our third amended and restated memorandum and articles of association. Our officers are elected by and serve at the discretion of the board of directors.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with our executive officers. Each of our executive officers is employed for a specified time period, which will be automatically extended for successive one-year terms unless either party gives the other party a prior written notice to terminate employment. We may terminate the employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, including conviction or pleading of guilty to a felony, fraud, misappropriation or embezzlement; negligent or dishonest act to our detriment; misconduct or failure to perform his or her duty; disability; or death. An executive officer may terminate his or her employment at any time with a one-month prior written notice if there is a material and substantial reduction in such executive officer’s existing authority and responsibilities or at any time if the termination is approved by our board of directors.

Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information. Each executive officer has also agreed to assign to us all his or her all inventions, improvements, designs, original works of authorship, formulas, processes, compositions of matter, computer software programs, databases, mask works and trade secrets.

Each executive officer has also agreed that, during his or her term of employment and for a period of two years after terminating employment with us, such executive officer will not, without our prior written consent, (1) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (2) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (3) seek directly or indirectly, to solicit the services of, or hire or engage any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We have entered into indemnification agreements with our directors and executive officers, pursuant to which we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

D.	Employees

As of December 31, 2018, 2019 and 2020, we had 302, 551 and 708 full-time employees, respectively. The following table sets forth the numbers of our full-time employees by functions as of December 31, 2020.

As of the December 31, 2020
Information technology research and development	64
Operating	546
General and administrative	98

Total	708

We enter into employment contracts with our full-time employees, which contain standard confidentiality provisions.

We are required under PRC law to make contributions to employee benefit plans at specified percentages of salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. We engage a specialist agency to pay various mandatory employee social security plans that are organized by municipal and provincial governments, including housing, pension, medical insurance and unemployment insurance.

We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes in the past. None of our employees are represented by labor unions.

E.	Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of April 30, 2021 by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own 5.0% or more of our ordinary shares.

The calculations in the table below are based on 52,394,510 ordinary shares outstanding as of April 30, 2021, including 46,097,880 Class A ordinary shares and 6,296,630 Class B ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

See “—B. Compensation” for more details on options and restricted shares granted to our directors and executive officers.

	Class A Ordinary Shares	Class B Ordinary Shares	Percentage of Beneficial Ownership †	Percentage of Aggregate Voting Power ††
Directors and Executive Officers**
Leslie Yu(1)	1,458,192	6,296,630	14.8%	72.0%
Shuyi Yang(2)	6,113,540	—	11.7%	4.6%
Zhen Ba(3)	2,363,030	—	4.5%	1.8%
Gang Wang	*	—	*	*
Wenting Ji	*	—	*	*
Chenxi Zhao	—	—	—	—
Fan Yang	—	—	—	—
Fan Pan	*	—	*	*
Jingchuan Li	—	—	—	—
Jing Zhou	—	—	—	—
Jie Jiao	—	—	—	—
Directors and executive officers as a group	10,903,272	6,296,630	33.1%	78.5%
Principal Shareholders
LESYU Investments Limited(1)	—	6,296,630	12.0%	71.7%
YGS Investment Limited(2)	6,113,540	—	11.7%	4.6%
BZB Investment Limited(3)	2,363,030	—	4.5%	1.8%
Quhuo Holding (BVI) Limited(4)	8,792,309	—	16.8%	—
Baidu Online Network Technology (Beijing) Co., Ltd.(5)	5,950,290	—	11.4%	4.5%
SBCVC Fund IV, L.P. (6)	5,833,780	—	11.1%	4.4%
ClearVue YummyExpress Holdings, Ltd.(7)	3,616,630	—	6.9%	2.7%

*	Less than 1% of our total outstanding shares as of April 30, 2021.

**	The business addresses for our directors and executive officers is 3rd Floor, Block D, Tonghui Building, No. 1132 Huihe South Street, Chaoyang District, Beijing, People’s Republic of China.
†

For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding as of April 30, 2021.

††

For each person and group included in this column, the percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. In respect of all matters upon which the ordinary shares are entitled to vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 15 votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. The trustee of our equity incentive trust does not have any voting power in relation to the 9,502,550 Class A ordinary shares held by Quhuo Holding (BVI) Limited.

(1)

Represents (1) 6,296,630 Class B ordinary shares that are held by LESYU Investments Limited, a British Virgin Islands company wholly-owned by Mr. Leslie Yu. The registered office of LESYU Investments Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands; and (2) 1,458,192 Class A ordinary shares issuable to Mr. Leslie Yu upon exercise of the share options granted under our 2019 Plan that have vested or are expected to vest within 60 days from the date of this annual report, which are held by The Core Trust Company Limited, as the trustee of share awards.

(2)

Represents 6,113,540 Class A ordinary shares that are held by YGS Investment Limited, a British Virgin Islands company wholly-owned by Mr. Shuyi Yang. The registered office of YGS Investment Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(3)

Represents 2,363,030 Class A ordinary shares that are held by BZB Investment Limited, a British Virgin Islands company wholly-owned by Mr. Zhen Ba. The registered office of BZB Investment Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(4)

Represents 8,792,309 Class A ordinary shares that are held by Quhuo Holding (BVI) Limited, a British Virgin Islands company and the nominee of Quhuo Trust, which holds these shares for the benefits of the Company and participants thereunder. Quhuo Holding (BVI) Limited is wholly-owned by The Core Trust Company Limited, a trust company acting as the trustee of Quhuo Trust. The investment power and voting power of Quhuo Trust are retained by the Company, and/or after duly exercise of the options by the grantees, the participants thereunder. The trustee and the nominee will not and have no right or power to exercise the voting rights attached to these shares, unless as otherwise instructed by the Company and/or, after duly exercise of options, the participants thereunder. The registered office of Quhuo Holding (BVI) Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(5)

Represents 5,950,290 Class A ordinary shares held by Baidu Online Network Technology (Beijing) Co., Ltd., a limited liability company incorporated under the laws of the PRC and is ultimately wholly-owned by Baidu, Inc., a Cayman Island company listed on the Nasdaq Global Select Market under the symbol “BIDU.” The registered office of Baidu Online Network Technology (Beijing) Co., Ltd. is Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing, the PRC.

(6)

Represents 5,833,780 Class A ordinary shares held by SBCVC Fund IV, L.P., a Cayman Islands company. The general partner of SBCVC Fund IV, L.P. is SBCVC Management IV, L.P., a Cayman Islands company. The registered office of SBCVC Fund IV, L.P. is Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

(7)

Represents 3,616,630 Class A ordinary shares held by ClearVue YummyExpress Holdings, Ltd., a Cayman Islands company. ClearVue YummyExpress Holdings, Ltd. is controlled by ClearVue Partner II, L.P., the general partner of which is ClearVue Partners II GP, L.P. and ultimately controlled by Harry Chi Hui and William Apollo Chen. The registered office of ClearVue YummyExpress Holdings, Ltd. is 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Cayman Islands.

To the best of our knowledge, as of April 31, 2021, a total of 11,413,849 Class A ordinary shares were held by one record holder in the United States, which is Deutsche Bank Trust Company Americas, the depositary of our ADS program, representing 21.8% of our total outstanding shares. None of our outstanding Class B ordinary shares is held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B	Related Party Transactions

Contractual Arrangements with Our VIEs and Their Respective Shareholders

We, through our WFOEs, entered into a series of contractual arrangements with our VIEs and their respective shareholders to obtain effective control of our consolidated affiliated entities. The contractual arrangements collectively allow us to (1) exercise effective control over each of our consolidated affiliated entities; (2) receive substantially all of the economic benefits of our consolidated affiliated entities; and (3) have an exclusive call option to purchase all or part of the equity interests in and/or assets of each of our VIEs when and to the extent permitted by PRC laws. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Our Contractual Arrangements.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices— Employment Agreements and Indemnification Agreements.”

Shareholders Agreement

We entered into our shareholders agreement on August 23, 2019 with our shareholders.

Pursuant to this shareholders agreement, our board of directors shall consist of up to nine directors. SBCVC Fund IV, L.P. and iStart Venture Limited jointly have the right to appoint one director, each of Baidu Online Network Technology (Beijing) Co., Ltd., ClearVue YummyExpress Holdings, Ltd. and FUSI Irvine L.P. individually has the right to appoint one director, and the founders of the Company jointly have the right to jointly appoint five directors. CDIB Private Equity (Fujian) Enterprise (Limited Partnership) and Zhongnan Capital (Hong Kong) Limited jointly have the right to appoint one board observer.

The shareholders agreement also provides for certain preferential rights, including among others, right of participation, redemption rights and co-sale rights. All the preferential rights have been terminated or waived upon the completion of our initial public offering in July 2020.

Transactions with Jinzhou Xingda and Ningbo Xinda

Jinzhou Xingda Technology Co., Ltd., or Jinzhou Xingda, was an equity method investee company of ours and is primarily engaged in on-demand food delivery business. We had amounts due from Jinzhou Xingda of RMB25.2 million, nil and nil as of December 31, 2018, 2019 and 2020, respectively, representing working capital advanced to Jinzhou Xingda. In addition, we provided labor consulting services to Jinzhou Xingda and recorded other income of RMB7.8 million in 2018.

Ningbo Xingda Zhisong Network Technology Co., Ltd., or Ningbo Xingda, was an equity method investee company of ours and is primarily engaged in on-demand food delivery business. We had amounts due from Ningbo Xingda of RMB0.6 million, nil and nil as of December 31, 2018, 2019 and 2020, respectively, representing working capital advanced to Ningbo Xingda.

Amounts due from Jinzhou Xingda and Ningbo Xingda were unsecured and interest-free. On February 1, 2019, we entered into share disposal agreements to dispose all of our 30% equity interests in Jinzhou Xingda and Ningbo Xingda, respectively.

Transactions with Shanghai Xinying

Shanghai Xinying Network Technology Co., Ltd., or Shanghai Xinying, is a company controlled by our principal shareholders, and is primarily engaged in on-demand food delivery business. We had amounts due from Shanghai Xinying of RMB3.8 million, nil and nil as of December 31, 2018, 2019 and 2020, respectively, representing working capital advanced to Shanghai Xinying.

Amounts due from Shanghai Xinying were unsecured, interest-free and had fixed terms of repayment, and were repaid in August 2019.

Transactions with Ningbo Nuannuan

Ningbo Nuannuan Network Technology Co., Ltd., or Ningbo Nuannuan, is a company controlled by Lili Sun, spouse of Mr. Leslie Yu, and is primarily engaged in on-demand food delivery business. We had amounts due from Ningbo Nuannuan of RMB0.2 million, nil and RMB2.9 million (US$0.5 million) as of December 31, 2018, 2019 and 2020, respectively, representing working capital advanced to Ningbo Nuannuan.

Amounts due from Ningbo Nuannuan were unsecured, interest-free and have fixed terms of repayment. The amounts were repaid in April 2021.

Transactions with SBCVC

We had amounts due from SBCVC Fund IV, L.P, one of our principal shareholders, of RMB18.4 million as of December 31, 2019 due to our restructuring process, which were settled in March 2020 when we completed our restructuring.

Private Placements

See “Item 4. Information on the Company—A. History and Development of the Company.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we may be subject to various claims and legal actions that arise in the ordinary course of our business. We are not presently a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition.

Dividend Policy

We have not declared or paid any dividends. We do not have any present plans to pay any cash dividends on our ordinary shares or the ADSs in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has complete discretion in deciding the payment of any future dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. The declaration and payment of dividends will depend upon, among other things, our future operations and earnings, capital requirements and surplus, our financial condition, contractual restrictions, general business conditions and other factors as our board of directors may deem relevant.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us or of our VIE to pay cash dividend payments to us. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends paid by our PRC subsidiary to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.”

If we pay any dividends, we will pay our ADS holders to the same extent as holders of our Class A ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other than Equity Securities—D. American Depositary Shares.” Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our ADSs are listed on the Nasdaq Global Market under the symbol “QH.” Each ADS represents one Class A ordinary share.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs have been listed for trading on the Nasdaq Global Market under the symbol “QH” since July 2020.

D.	Selling Shareholders

Not applicable.

E	Dilution

Not applicable.

F	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following are summaries of material provisions of our currently effective second amended and restated memorandum and articles of association and of the Companies Act (As Revised) of the Cayman Islands, which we refer to as the “Companies Act” below, insofar as they relate to the material terms of our ordinary shares.

Board of Directors

See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

Ordinary Shares

General. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of shareholders. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person other than Mr. Leslie Yu or his affiliates, or upon a change of ultimate beneficial ownership of any Class B ordinary share to any person other than Mr. Leslie Yu or his affiliates, such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors, subject to our second amended and restated memorandum and articles of association. In addition, our shareholders may by an ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Our second amended and restated memorandum and articles of association provide that our directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of our directors, be applicable for meeting contingencies or for equalizing dividends or for any other purpose to which those funds may be properly applied. Under the laws of the Cayman Islands, our company may pay a dividend out of either our profit or share premium account, provided that in no circumstances may a dividend be paid if, immediately after this payment, this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting rights. Holders of Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote by our shareholders, except as may otherwise be required by law or provided for in our second memorandum and articles of association. Voting at any shareholders’ meeting is by show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded. A poll may be demanded by the chairman of such meeting or any shareholder present in person or by proxy at the meeting. On a poll, each Class A ordinary share entitles the holder thereof to one vote, and each Class B ordinary share entitles the holder thereof to 15 votes.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding ordinary shares cast by those shareholders entitled to vote who are present or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our second amended and restated memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our second amended and restated memorandum and articles of association. We may, among other things, subdivide or consolidate our shares by ordinary resolution.

Transfer of ordinary shares. Subject to the restrictions in our second amended and restated memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and

•	a fee of such maximum sum as NASDAQ may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three calendar months after the date on which the transfer was lodged with us, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice requirement of NASDAQ, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 calendar days in any calendar year as our board may determine.

Liquidation. On a return of capital or the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay the whole of the share capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on shares and forfeiture of shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 calendar days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, repurchase and surrender of shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors or by the shareholders by special resolution. Our company may also repurchase any of our shares (including any redeemable shares) on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if our company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Issuance of additional shares. Our second memorandum and articles of association authorizes our board of directors to issue additional Class A ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our second memorandum and articles of association also authorizes our board of directors to issue from time to time out of the authorized share capital of the company (other than the authorized but unissued ordinary shares) series of preference shares and to determine, with respect to any series of preferred shares in their absolute discretion and without approval of the shareholders; provided, however, before any preferred shares of any such series are issued, the directors shall by resolution of directors determine, with respect to any series of preferred shares, the terms and rights of that series, including but not limited to:

•	the designation of the series;

•	the number of shares to constitute the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of books and records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than our memorandum and articles of association). See “Where You Can Find More Information.”

Anti-takeover provisions. Some provisions of our second amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our second amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company: does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue negotiable or bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of our company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Registered Office and Objects

Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other location within the Cayman Islands as our directors may from time to time decide. The objects for which our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (1) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (2) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (1) a special resolution of the shareholders of each constituent company, and (2) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow English case law precedents and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, the company to challenge:

•	an act which is ultra vires or illegal and is therefore incapable of ratification by the shareholders;

•	an act which constitutes a fraud against the minority where the wrongdoers are themselves in control of the company; and

•	an action which requires a resolution with a qualified (or special) majority which has not been obtained.

Indemnification of directors and executive officers and limitation of liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our second memorandum and articles of association provides that our directors and officers and the personal representatives of the same shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained in or about the conduct of the company’s business or affairs (including as a result of any mistake of judgment), provided that the indemnity shall not extend to any matter in respect of any willful default, fraud or dishonesty which may attach to any of said persons.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our second amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder action by written consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Companies Act and our second amended and restated memorandum and articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our second amended and restated memorandum and articles of association allow our shareholders holding not less than one-third of all votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings to requisition a shareholder’s meeting, in which case our directors shall convene an extraordinary general meeting. Other than this right to requisition a shareholders’ meeting, our second amended and restated articles of association do not provide our shareholders other right to put proposal before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obligated by law to call shareholders’ annual general meetings.

Cumulative voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the Companies Act but our second amended and restated memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our second amended and restated memorandum and articles of association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. A director shall hold office until the expiration of his or her term or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated. In addition, a director’s office shall be vacated if the director (1) becomes bankrupt or makes any arrangement or composition with his creditors; (2) is found to be or becomes of unsound mind or dies; (3) resigns his office by notice in writing to the company; (4) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; or (5) is removed from office pursuant to any other provisions of our second amended and restated memorandum and articles of association.

Transactions with interested shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of the company are required to comply with the fiduciary duties which they owe to the company under Cayman Islands law, including the duty to ensure that, in their opinion, any such transactions entered into are bona fide in the best interests of the company, and are entered into for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variations of rights of shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our second amended and restated articles of association, if at any time, our share capital is divided into different classes of shares, the rights attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class) may be materially and adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be materially adversely varied by the creation or issue of further shares with preferred or other rights including without limitation the creation of shares with enhanced or weighted voting rights.

Amendment of governing documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our second amended and restated memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of non-resident or foreign shareholders. There are no limitations imposed by our second amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our second amended and restated memorandum and articles of association that require our company to disclose shareholder ownership above any particular ownership threshold.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or “Item 7. Major Shareholders and Related Party Transactions” or elsewhere in this annual report on Form 20-F.

D.	Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation— Regulations Relating to Foreign Exchange.”

E.	Taxation

The following discussion of material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ADSs or Class A ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties applicable to payments to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our shares, nor will gains derived from the disposal of the shares be subject to Cayman Islands income or corporation tax.

Pursuant to Section 6 of the Tax Concessions Act (As Revised) of the Cayman Islands, we may apply for an undertaking from the Financial Secretary of the Cayman Islands that:

•	no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

•	the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

The undertaking is for a period of 20 years from November 19, 2019.

PRC Taxation

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Tax in the PRC.”

U.S. Federal Income Taxation

The following discussion is a summary of material U.S. federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder, as defined below, that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal income tax law as of the date of this annual report, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the U.S. Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships or other pass-through entities and their partners or investors, and tax-exempt organizations (including private foundations)), investors who are subject to special tax accounting rules under Section 451(b) of the Code, investors who are not U.S. Holders, investors that own (directly, indirectly or constructively) ADSs or ordinary shares representing 10% or more of our stock (by vote or by value), investors that hold ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction, investors that have a functional currency other than the U.S. dollar and certain former citizens or long-term residents of the United States, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any U.S. federal non-income, state, local or non-U.S. tax considerations, the alternative minimum tax or the Medicare contribution tax on net investment income. Each potential investor is urged to consult its tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of an investment in our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (3) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source or (4) a trust (a) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (b) that has otherwise elected to be treated as a “United States person” under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ADSs or ordinary shares are urged to consult their tax advisors regarding an investment in out ADSs or ordinary shares.

The discussion below assumes the deposit agreement and any related agreement will be complied with in accordance with its terms.

For U.S. federal income tax purposes, a U.S. Holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by our ADSs. Accordingly, deposits or withdrawals of ordinary shares for our ADSs will generally not be subject to U.S. federal income tax.

Passive foreign investment company considerations

A non-U.S. corporation, such as our company, will be classified as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes, if, in the case of any particular fiscal year, either (1) 75% or more of its gross income for such year consists of certain types of “passive” income or (2) 50% or more of its average quarterly assets during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other non-U.S. corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

The determination of whether we will be or become a PFIC will depend upon the composition of our income (which may differ from our historical results and current projections) and assets and the value of our assets from time to time, including, in particular, the value of our goodwill and other unbooked intangibles (which may depend upon the market value of our ADSs or ordinary shares from time to time and may be volatile). In addition, although the law in this regard is unclear, we treat our affiliated entities as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entities, but also because we are entitled to substantially all of their economic benefits, and, as a result, we combine and consolidate their operating results in our consolidated financial statements. Assuming that we are the owner of our consolidated affiliated entities for U.S. federal income tax purposes, based upon the current and anticipated value of our assets and the composition of our income and assets and projections as to the value of our ADSs and ordinary shares, we do not believe we were classified as a PFIC for the fiscal year ended December 31, 2020, and we do not expect to be classified as a PFIC for the current tax year or the foreseeable future. Among other matters, if our market capitalization declines, we may be classified as a PFIC for the current or future fiscal years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming classified as, a PFIC for the current or one or more future fiscal years.

The determination of whether we will be or become a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets and cash. Under circumstances where we retain significant amounts of liquid assets including cash raised in our initial public offering, or if our affiliated entities were not treated as owned by us for U.S. federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year ending December 31, 2021 or any future taxable year or that the IRS will not take a contrary position. If we were classified as a PFIC for any year during which a U.S. Holder held our ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held the ADSs or ordinary shares. The discussion below under “—Dividends” and “—Sale or other disposition of ADSs or ordinary shares” is written on the basis that we will not be classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply if we are classified as a PFIC for the current fiscal year or any subsequent fiscal year are discussed below under “—Passive foreign investment company rules.”

Dividends

Subject to the PFIC rules described below, any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary bank, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution will generally be treated as a “dividend” for U.S. federal income tax purposes. Under current law, a non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at the lower rates applicable to “qualified dividend income” rather than the marginal tax rates generally applicable to ordinary income, provided that certain holding period and other requirements are met.

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the fiscal year in which the dividend is paid or the preceding fiscal year) will generally be considered to be a qualified foreign corporation (1) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (2) with respect to any dividend it pays on stock (or ADSs in respect of such stock) that is readily tradable on an established securities market in the United States. Our ADSs are currently listed on NASDAQ. We believe, but cannot assure you, that our ADSs are and will continue to be considered to be readily tradable on an established securities market in the United States and that we are and will continue to be a qualified foreign corporation with respect to dividends paid on our ADSs. Since our ordinary shares are not listed on established securities markets, it is unclear whether dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in future years. In the event we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law (see “—PRC Taxation”), we may be eligible for the benefits of the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the U.S.-PRC income tax treaty (which the Secretary of the Treasury of the United States has determined is satisfactory for this purpose), in which case we would be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares (regardless of whether such shares are backed by ADSs) or ADSs. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to qualifying corporations under the Code.

For U.S. foreign tax credit purposes, dividends paid on our ADSs or ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on our ADSs or ordinary shares. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing foreign tax credits are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of foreign tax credits under their particular circumstances.

Sale or other disposition of ADSs or ordinary shares

Subject to the PFIC rules discussed below, a U.S. Holder will generally recognize capital gain or loss, if any, upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term capital gain or loss if the ADSs or ordinary shares have been held for more than one year and will generally be U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate U.S. Holders are currently eligible for reduced rates of taxation. In the event that we are treated as a PRC resident enterprise under the EIT Law, and gain from the disposition of our ADSs or ordinary shares is subject to tax in the PRC (see “—PRC Taxation”), such gain may be treated as PRC source gain for foreign tax credit purposes under the U.S.-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of foreign tax credits under their particular circumstances.

Passive foreign investment company rules

If we are classified as a PFIC for any fiscal year during which a U.S. Holder holds our ADSs or ordinary shares, unless the U.S. Holder makes one of certain elections (as described below), the U.S. Holder will, except as discussed below, be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (1) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a fiscal year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding fiscal years or, if shorter, the U.S. Holder’s holding period for our ADSs or ordinary shares), and (2) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

•	the excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for our ADSs or ordinary shares;

•

the amount of the excess distribution or gain allocated to the fiscal year of distribution or gain and to any fiscal years in the U.S. Holder’s holding period prior to the first fiscal year in which we are classified as a PFIC (each such fiscal year, a pre-PFIC year) will be taxable as ordinary income; and

•

the amount of the excess distribution or gain allocated to each prior fiscal year, other than the current fiscal year of distribution or gain or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the individuals or corporations, as appropriate, for that other fiscal year, and will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other fiscal year.

If we are a PFIC for any fiscal year during which a U.S. Holder holds our ADSs or ordinary shares and any of our non-U.S. subsidiaries or other corporate entities in which we own equity interests is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our lower-tier PFICs.

If we are a PFIC for any fiscal year during which a U.S. Holder holds our ADSs or ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which the U.S. Holder holds our ADSs or ordinary shares, unless we were to cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to our ADSs or ordinary shares. If such election is made, the U.S. Holder will be deemed to have sold the ADSs or ordinary shares it holds at their fair market value and any gain from such deemed sale would be subject to the rules described in the preceding two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent fiscal year, the ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and, as a result, the U.S. Holder will not be subject to the rules described above with respect to any “excess distribution” the U.S. Holder receives from us or any gain from an actual sale or other disposition of the ADSs or ordinary shares. Each U.S. Holder is strongly urged to consult its tax advisors as to the possibility and consequences of making a deemed sale election if we are and then cease to be a PFIC and such an election becomes available to the U.S. Holder.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to ADSs, provided that the ADSs are “regularly traded” (as specially defined) on NASDAQ, which is a qualified exchange or other market for these purposes. No assurances may be given regarding whether our ADSs qualify, or will continue to qualify, as being regularly traded in this regard. If a mark-to-market election is made, the U.S. Holder will generally (1) include as ordinary income for each fiscal year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the fiscal year over the U.S. Holder’s adjusted tax basis in such ADSs and (2) deduct as an ordinary loss the excess, if any, of the U.S. Holder’s adjusted tax basis in such ADSs over the fair market value of such ADSs held at the end of the fiscal year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC, any gain recognized upon the sale or other disposition of our ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Because our ordinary shares are not listed on a stock exchange, U.S. Holders will not be able to make a mark-to-market election with respect to our ordinary shares.

If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not classified as a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to our ADSs may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-U.S. subsidiaries or other corporate entities in which we own equity interests that is classified as a PFIC.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

As discussed above under “Dividends,” dividends that we pay on our ADSs or ordinary shares will not be eligible for the reduced tax rate that applies to qualified dividend income if we are classified as a PFIC for the fiscal year in which the dividend is paid or the preceding fiscal year. In addition, if a U.S. Holder owns our ADSs or ordinary shares during any fiscal year that we are a PFIC, the U.S. Holder must file an annual information return with the IRS. Each U.S. Holder is urged to consult its tax advisor concerning the U.S. federal income tax consequences of purchasing, holding, and disposing our ADSs or ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election and the unavailability of the qualified electing fund election.

Information reporting and backup withholding

Certain U.S. Holders are required to report information to the IRS relating to an interest in “specified foreign financial assets” (as defined in the Code), including shares issued by a non-U.S. corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the IRS and fails to do so.

In addition, U.S. Holders may be subject to information reporting to the IRS and backup withholding with respect to dividends on and proceeds from the sale or other disposition of our ADSs or ordinary shares. Information reporting will apply to payments of dividends on, and to proceeds from the sale or other disposition of, our ordinary shares or ADSs by a paying agent within the United States to a U.S. Holder, other than U.S. Holders that are exempt from information reporting and properly certify their exemption. A paying agent within the United States will be required to withhold at the applicable statutory rate, currently 24%, in respect of any payments of dividends on, and the proceeds from the disposition of, our ordinary shares or ADSs within the United States to a U.S. Holder (other than U.S. Holders that are exempt from backup withholding and properly certify their exemption) if the U.S. Holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements. U.S. Holders who are required to establish their exempt status generally must provide a properly completed IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder generally may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information. Each U.S. Holder is advised to consult with its tax advisor regarding the application of the U.S. information reporting rules to their particular circumstances.

F	Dividends and Paying Agents

Not applicable.

G	Statement by Experts

Not applicable.

H.	Documents on display

We have previously filed with the SEC our registration statement on Form F-1 (File Number 333-238941), as amended, and a prospectus under the Securities Act with respect to our ordinary shares represented by our ADSs.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will furnish Deutsche Bank Trust Company Americas, the depositary of our ADSs, with all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us. We will, upon request, furnish our shareholders with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

I.    Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to our short-term loan. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

As of December 31, 2020, we had Renminbi-denominated cash and cash equivalents of RMB93.5 million. We estimate that a 10% appreciation or depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2020 would result in a change of our holding U.S. dollar equivalents of US$1.3 million for cash and cash equivalents.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Expenses

Our ADS holders are required to pay the following service fees to the depositary bank, the Deutsche Bank Trust Company Americas, and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs)

Service	Fees
To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)	Up to US$0.05 per ADS issued

Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled

Distribution of cash dividends	Up to US$0.05 per ADS held

Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held

Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS held

Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

Depositary services	Up to US$0.05 per ADS held

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

•

Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•

Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

•	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.

•	Any applicable fees and penalties thereon.

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing Class A ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Fees and Other Payment Made by the Depositary to Us

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. For the year ended December 31, 2020, we did not receive any reimbursement from the depositary.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-238941), or the F-1 Registration Statement, in relation to our initial public offering of 3,788,100 ADSs representing 3,788,100 Class A ordinary shares, at an initial offering price of US$10.00 per ADS. Our initial public offering closed in July 2020. Roth Capital Partners and Valuable Capital Limited were the representatives of the underwriters for our initial public offering.

We received net proceeds of approximately US$32.5 million from our initial public offering, including the exercise of over-allotment option. Our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs in our offering totaled US$5.3 million, which included US$2.5 million for underwriting discounts and commissions and US$2.8 million for other expenses. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from July 9, 2020, the date that the Form F-1 Registration Statement was declared effective by the SEC, to the date of this annual report, we used approximately US$10.0 million of the net proceeds from our initial public offering to expand our business, fund potential strategic acquisitions and fund our working capital. We have placed the remaining net proceeds from our initial public offering in wealth management products for principal preservation purposes. We still intend to continue to use the net proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our principal executive officer and principal accounting officer, as appropriate, to allow timely decisions regarding required disclosure.

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, as of December 31, 2020, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Internal Control over Financial Reporting

In connection with the audits of our consolidated financial statements as of December 31, 2018 and 2019 and for the years ended December 31, 2017, 2018 and 2019, we and our independent accountant identified a material weakness in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified is our lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of U.S. GAAP and SEC rules.

We have started implementing a number of measures to address this identified material weakness, including: (1) hiring additional accounting and financial reporting personnel with U.S. GAAP and SEC reporting experience, (2) expanding the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under U.S. GAAP, and SEC rules and regulations, (3) developing, communicating and implementing an accounting policy manual for our accounting and financial reporting personnel for recurring transactions and period-end closing processes, and (4) establishing effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of our consolidated financial statements and related disclosures. Because such remediation measures were not fully implemented, our management concluded that the material weaknesses still existed as of December 31, 2020. We expect to complete the measures discussed above by the end of 2021 and will continue to implement measures to remediate our material weakness in order to meet the deadline for management to report on internal controls as required by Section 404 (a) of the Sarbanes Oxley Act.

Since we qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2020, this annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ms. Jie Jiao, an independent director (under the standards set forth in Rule 5605(a)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act) and the chairman of our audit committee, is our audit committee financial expert.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted our code of conduct and ethics, a code that applies to members of the board of directors including its chairman and other senior officers, including the chief executive officer, the chief financial officer and the chief operations officer. This code is publicly available on our website at https://ir.quhuo.cn/.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, our independent registered public accounting firm, for the years indicated. Save as disclosed below, we did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	2019	2020
	(RMB in thousands)
Audit fees (1)	8,318	6,500
Tax fees (2)	224	750

(1)

“Audit fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditor for the audit or review of our annual financial statements or quarterly financial information and review of documents filed with the SEC, including audit fees relating to our initial public offering in 2020.

(2)	“Tax fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice, and tax planning.

Our audit committee is responsible for pre-approving all audit and non-audit services provided by Ernst & Young Hua Ming LLP and its affiliates.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

As a Cayman Islands company listed on NASDAQ, we are subject to NASDAQ corporate governance listing standards. However, the Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from NASDAQ corporate governance listing standards. Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent that we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Governance— As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices for corporate governance matters that differ significantly from the NASDAQ corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance listing standards.”

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.	EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.1*	Second Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

2.1*	Registrant’s specimen American depositary receipt (included in Exhibit 2.3)

2.2	Registrant’s specimen certificate for Class A ordinary shares (incorporated herein by reference to Exhibit 4.1 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

2.3*	Deposit agreement by and among the Registrant, the depositary and holders of the American Depositary Shares evidenced by American Depositary Receipts issued thereunder

2.4	Shareholders Agreement, among the Registrant and other parties thereto dated August 23, 2019 (incorporated herein by reference to Exhibit 4.4 to our registration statement on Form F-1 (file no. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

2.5*	Description of Securities

4.1	English translation of Exclusive Business Cooperation Agreement dated August 23, 2019 among Beijing Quhuo Information Technology Co., Ltd., Beijing Quhuo Technology Co., Ltd. and other parties thereto (incorporated herein by reference to Exhibit 10.1 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.2	English translation of Equity Pledge Agreements dated August 23, 2019 among Beijing Quhuo Information Technology Co., Ltd., Beijing Quhuo Technology Co., Ltd. and Ms. Lili Sun (incorporated herein by reference to Exhibit 10.2 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.3	English translation of Equity Pledge Agreements dated August 23, 2019 among Beijing Quhuo Information Technology Co., Ltd., Beijing Quhuo Technology Co., Ltd. and Mr. Shuyi Yang (incorporated herein by reference to Exhibit 10.3 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.4	English translation of Equity Pledge Agreements dated August 23, 2019 among Beijing Quhuo Information Technology Co., Ltd., Beijing Quhuo Technology Co., Ltd. and Mr. Zhen Ba (incorporated herein by reference to Exhibit 10.4 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.5	English translation of Equity Pledge Agreements dated August 23, 2019 among Beijing Quhuo Information Technology Co., Ltd., Beijing Quhuo Technology Co., Ltd. and Mr. Tongtong Li (incorporated herein by reference to Exhibit 10.5 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.6	English translation of Equity Pledge Agreements dated August 23, 2019 among Beijing Quhuo Information Technology Co., Ltd., Beijing Quhuo Technology Co., Ltd. and Ningbo Maiken Investment Management LLP (incorporated herein by reference to Exhibit 10.6 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.7	English translation of Exclusive Call Option Agreement dated August 23, 2019 among the Beijing Quhuo Information Technology Co., Ltd., Beijing Quhuo Technology Co., Ltd. and other parties thereto (incorporated herein by reference to Exhibit 10.7 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

Exhibit No.	Description of Exhibit

4.8	English translations of Powers of Attorney dated August 23, 2019 granted by shareholders of Beijing Quhuo Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.8 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.9	English translation of Shareholder Undertaking Letter dated August 23, 2019 granted by Mr. Leslie Yu and Ms. Lili Sun (incorporated herein by reference to Exhibit 10.9 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.10	English translation of Shareholder Undertaking Letter dated August 23, 2019 granted by Mr. Shuyi Yang (incorporated herein by reference to Exhibit 10.10 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.11	English translation of Shareholder Undertaking Letter dated August 23, 2019 granted by Mr. Zhen Ba (incorporated herein by reference to Exhibit 10.11 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.12	English translation of Shareholder Undertaking Letter dated August 23, 2019 granted by Mr. Tongtong Li (incorporated herein by reference to Exhibit 10.12 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.13	English translation of Confirmation Letter dated August 23, 2019 granted by Mr. Leslie Yu (incorporated herein by reference to Exhibit 10.13 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.14	English translations of Spousal Consent Letter granted by the spouse of Mr. Leslie Yu (incorporated herein by reference to Exhibit 10.14 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.15	English translations of Spousal Consent Letter granted by the spouse of Mr. Shuyi Yang (incorporated herein by reference to Exhibit 10.15 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.16	English translations of Spousal Consent Letter granted by the spouse of Mr. Zhen Ba (incorporated herein by reference to Exhibit 10.16 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.17	English translations of Spousal Consent Letter granted by the spouse of Mr. Tongtong Li (incorporated herein by reference to Exhibit 10.17 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.18	Financial Support Undertaking Letter issued by the Registrant to Beijing Quhuo Technology Co., Ltd., dated August 23, 2019 (incorporated herein by reference to Exhibit 10.18 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.19	English translation of Form of Delivery Services Agreement between the Registrant and Meituan (incorporated herein by reference to Exhibit 10.19 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.20	English translation of Form of Delivery Services Agreement between the Registrant and Ele.me (incorporated herein by reference to Exhibit 10.20 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.21	Form of Employment Agreement between the Registrant and the executive officers of the Registrant (incorporated herein by reference to Exhibit 10.21 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.22	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.22 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.23	Share Incentive Plan (incorporated herein by reference to Exhibit 10.23 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.24*	English translation of Investment Agreement between the Registrant and Lailai Information Technology (Shenzhen) Co., Ltd. dated October 12, 2021

Exhibit No.	Description of Exhibit

8.1*	List of subsidiaries and affiliated entities of the Registrant

11.1	Code of business conduct and ethics (incorporated herein by reference to Exhibit 99.1 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Commerce & Finance Law Offices

15.2*	Consent of Ernst & Young Hua Ming LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

135

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QUHUO LIMITED

By:	/s/ Leslie Yu
Name:	Leslie Yu
Title:	Chief Executive Officer

Date: May 17, 2021

QUHUO LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Quhuo Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Quhuo Limited (the Company) as of December 31, 2020 and 2019, the related consolidated statements of comprehensive loss, changes in shareholders’ (deficit)/equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Adoption of New Accounting Standard

As discussed in Note 2 to the consolidated financial statements, the Company changed its method for accounting for leases in the year ended December 31, 2020.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2019

Shanghai, the People’s Republic of China

May 17, 2021

QUHUO LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
	Notes	2019	2020	2020
		RMB	RMB	US$
ASSETS:

Current assets:
Cash		126,779	97,807	14,990
Restricted cash		—	5,948	912
Short-term investments	6	56,275	201,578	30,893
Accounts receivable, net	7	276,966	381,248	58,429
Prepayments and other current assets	8	43,058	45,462	6,967
Amounts due from related parties	25	18,392	2,940	451

Total current assets		521,470	734,983	112,642

Non-current assets:
Property and equipment, net	9	25,632	23,390	3,585
Right-of-use assets, net	10	—	32,534	4,986
Intangible assets, net	12	66,818	111,990	17,163
Long-term investments	11	1,715	1,065	163
Goodwill	13	26,231	118,724	18,195
Deferred tax assets	19	3,893	2,370	363
Other non-current assets	14	98,137	105,501	16,169

Total non-current assets		222,426	395,574	60,624

Total assets		743,896	1,130,557	173,266

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/EQUITY:

Current liabilities (including current liabilities of the consolidated VIE without recourse to the primary beneficiary of RMB452,012 and RMB462,536 (US$70,887) as of December 31, 2019 and 2020, respectively):

Accounts payable		232,276	268,939	41,217
Accrued expenses and other current liabilities	15	75,825	105,744	16,206
Short-term debt	16	143,979	73,837	11,316
Short-term lease liabilities	10	—	17,707	2,714

Total current liabilities		452,080	466,227	71,453

Non-current liabilities (including non-current liabilities of the consolidated VIE without recourse to the primary beneficiary of RMB37,264 and RMB61,499 (US$9,425) as of December 31, 2019 and 2020, respectively):

Long-term debt	16	11,942	5,135	787
Long-term lease liabilities	10	—	14,623	2,241
Deferred tax liabilities	19	2,556	727	111
Other non-current liabilities	17	22,766	41,014	6,286

Total non-current liabilities		37,264	61,499	9,425

Total liabilities		489,344	527,726	80,878

Commitments and contingencies	24

QUHUO LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
	Notes	2019	2020	2020
		RMB	RMB	US$
Mezzanine equity:
Series A redeemable convertible preferred shares (US$0.0001 par value; 1,335,370 shares and nil authorized, issued and outstanding as of December 31, 2019 and 2020)	20	46,130	—	—
Series B redeemable convertible preferred shares (US$0.0001 par value; 9,500,030 shares and nil authorized, issued and outstanding as of December 31, 2019 and 2020)	20	332,251	—	—
Series C-1 redeemable convertible preferred shares (US$0.0001 par value; 5,107,720 shares and nil authorized, issued and outstanding as of December 31, 2019 and 2020)	20	193,609	—	—
Series C-2 redeemable convertible preferred shares (US$0.0001 par value; 2,377,370 shares and nil authorized, issued and outstanding as of December 31, 2019 and 2020)	20	96,569	—	—
Series D redeemable convertible preferred shares (US$0.0001 par value; 5,810,610 shares and nil authorized, issued and outstanding as of December 31, 2019 and 2020)	20	362,442	—	—

Total mezzanine equity		1,031,001	—	—

Shareholders’ (deficit)/equity:
Ordinary shares (US$0.0001 par value; 475,868,900 shares authorized, 24,475,310 shares issued, and 14,972,760 shares outstanding as of December 31, 2019; 300,000,000 Class A ordinary shares authorized, 46,097,880 shares issued, and 36,595,330 shares outstanding as of December 31, 2020; 6,296,630 Class B ordinary shares authorized, issued and outstanding as of December 31, 2020; 193,703,370 shares (undesignated) authorized, nil shares (undesignated) issued and outstanding as of December 31, 2020)	21	17	36	6
Additional paid-in capital		434,151	1,779,923	272,785
Accumulated deficit		(1,212,257)	(1,208,827)	(185,261)
Accumulated other comprehensive loss		(1,231)	(14,843)	(2,275)

Total Quhuo Limited shareholders’ (deficit)/equity		(779,320)	556,289	85,255

Non-controlling interests		2,871	46,542	7,133

Total shareholders’ (deficit)/equity		(776,449)	602,831	92,388

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity		743,896	1,130,557	173,266

The accompanying notes are an integral part of these consolidated financial statements.

QUHUO LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		For the year ended December 31,
	Notes	2018	2019	2020	2020
		RMB	RMB	RMB	US$
Revenues	4	1,474,475	2,055,789	2,580,810	395,526
Cost of revenues		(1,357,837)	(1,893,513)	(2,388,299)	(366,023)

Gross profit		116,638	162,276	192,511	29,503

Operating expenses:
General and administrative		(161,839)	(161,160)	(203,299)	(31,157)
Research and development		(6,702)	(9,730)	(13,095)	(2,007)
(Loss)/gain on disposal of intangible assets, net		—	(3,840)	3,243	497

Total operating expenses		(168,541)	(174,730)	(213,151)	(32,667)

Operating loss		(51,903)	(12,454)	(20,640)	(3,164)

Interest income		44	275	824	126
Interest expense		(3,913)	(6,093)	(8,068)	(1,236)
Other income, net (including other income from a related party of RMB7,844, nil and nil for the year of 2018, 2019 and 2020, respectively)		16,274	27,730	49,218	7,543
Share of net (loss)/income from equity method investees		(1,449)	162	—	—
Foreign exchange (loss)/gain		631	(1,489)	(1,510)	(231)

(Loss)/income before income tax		(40,316)	8,131	19,824	3,038
Income tax expense	19	(3,979)	(21,580)	(25,428)	(3,897)

Net loss		(44,295)	(13,449)	(5,604)	(859)

Net loss attributable to non-controlling interests		1,681	1,684	9,034	1,385

Net (loss)/income attributable to ordinary shareholders of Quhuo Limited		(42,614)	(11,765)	3,430	526

(Loss)/earnings per share:	22
Basic		(2.85)	(0.79)	0.08	0.01
Diluted		(2.85)	(0.79)	0.07	0.01
Shares used in (loss)/earnings per share computation:	22
Basic		14,972,760	14,972,760	28,282,187	28,282,187
Diluted		14,972,760	14,972,760	48,517,987	48,517,987

The accompanying notes are an integral part of these consolidated financial statements

QUHUO LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		For the year ended December 31,
	Notes	2018	2019	2020	2020
		RMB	RMB	RMB	US$
Other comprehensive loss:
Foreign currency translation adjustment:		—	(1,231)	(13,612)	(2,086)

Comprehensive loss		(44,295)	(14,680)	(19,216)	(2,945)
Comprehensive loss attributable to non-controlling interests		1,681	1,684	9,034	1,385
Comprehensive loss attributable to ordinary shareholders of Quhuo Limited		(42,614)	(12,996)	(10,182)	(1,560)

QUHUO LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	Number of outstanding ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss *	Quhuo Limited shareholders’ deficit	Non-controlling interests	Total shareholders’ (deficit)/equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2017	14,972,760	17	251,035	(1,157,878)	—	(906,826)	—	(906,826)

Net loss	—	—	—	(42,614)	—	(42,614)	(1,681)	(44,295)
Business acquisitions (note 5)	—	—	—	—	—	—	1,336	1,336
Capital contributions from non-controlling interests of a subsidiary	—	—	—	—	—	—	4,900	4,900
Capital contributions by shareholders	—	—	28,695	—	—	28,695	—	28,695
Share-based compensation (note 18)	—	—	89,622	—	—	89,622	—	89,622

Balance as of December 31, 2018	14,972,760	17	369,352	(1,200,492)	—	(831,123)	4,555	(826,568)

Net loss	—	—	—	(11,765)	—	(11,765)	(1,684)	(13,449)
Other comprehensive loss	—	—	—	—	(1,231)	(1,231)	—	(1,231)
Share-based compensation (note 18)	—	—	64,799	—	—	64,799	—	64,799

Balance as of December 31, 2019	14,972,760	17	434,151	(1,212,257)	(1,231)	(779,320)	2,871	(776,449)

Net loss	—	—	—	3,430	—	3,430	(9,034)	(5,604)
Other comprehensive loss	—	—	—	—	(13,612)	(13,612)	—	(13,612)
Issuance of ordinary shares in connection with initial public offering, net of offering cost (note 20)	3,788,100	2	232,121	—	—	232,123	—	232,123
Conversion of redeemable convertible preferred shares	24,131,100	17	1,030,984	—	—	1,031,001	—	1,031,001
Non-controlling interest recognized from business combination (note 5)	—	—	—	—	—	—	52,705	52,705
Share-based compensation (note 18)	—	—	82,667	—	—	82,667	—	82,667

Balance as of December 31, 2020	42,891,960	36	1,779,923	(1,208,827)	(14,843)	556,289	46,542	602,831

Balance as of December 31, 2020 in US$	42,891,960	6	272,785	(185,261)	(2,275)	85,255	7,133	92,388

*	Accumulative other comprehensive loss includes only foreign currency translation adjustment for the year ended December 31, 2019 and 2020.

The accompanying notes are an integral part of these consolidated financial statements.

QUHUO LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		For the year ended December 31,
	Notes	2018	2019	2020	2020
		RMB	RMB	RMB	US$
Cash flows from operating activities
Net loss		(44,295)	(13,449)	(5,604)	(859)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation		1,111	3,479	6,257	959
Amortization		9,021	10,632	13,749	2,107
Deferred income taxes	19	(2,447)	(9,322)	(740)	(113)
Impairment of intangible assets, ROU and goodwill		804	923	1,215	186
Provision for accounts receivable	7	394	65	—	—
Provision for other receivables		838	629	2,375	364
Share-based compensation	18	89,622	64,799	82,667	12,669
Non-cash operating lease expenses		—	—	4,805	736
Unrealized foreign exchange (gain)/loss		(179)	(10)	146	22
(Gain)/loss on disposals of intangible assets		(930)	3,840	(3,243)	(497)
Net loss on disposals of property and equipment		38	—	325	50
Gain on disposal of long-term investment		—	(1,037)	—	—
Share of net loss (income) from equity method investees		1,449	(162)	—	—
Changes in fair value of contingent considerations	26	—	1,000	(1,233)	(189)
Changes in fair value of short-term investment		—	—	(35,527)	(5,445)
Changes in operating assets and liabilities:
Amounts due from related parties		(25,922)	11,422	18,392	2,819
Accounts receivable		(15,729)	(112,386)	(97,246)	(14,904)
Prepayments and other current assets		23,672	(11,343)	(8,167)	(1,252)
Other non-current assets		(28,160)	(51,803)	(6,639)	(1,017)
Accounts payable		4,544	78,797	31,848	4,881
Accrued expenses and other current liabilities		(649)	12,682	(1,585)	(243)
Lease liabilities		—	—	(5,402)	(828)
Income taxes payable		29	15,142	(2,878)	(441)
Other non-current liabilities		6,596	13,726	17,595	2,697

Net cash provided by operating activities		19,807	17,624	11,110	1,702

Cash flows from investing activities
Purchase of short-term investments		(2,578,512)	(2,691,570)	(3,409,514)	(522,531)
Proceeds from sales of short-term investments		2,554,750	2,715,000	3,299,763	505,711
Purchase of long-term investments		(2,250)	(1,015)	—	—
Prepayment for long-term investments		(30,215)	—	—	—
Proceeds from disposal of long-term investment		—	11,000	—	—
Return of long-term investment		—	—	650	100
Acquisitions of businesses, net of cash acquired	5	(7,008)	(2,478)	(27,528)	(4,219)

QUHUO LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		For the year ended December 31,
	Notes	2018	2019	2020	2020
		RMB	RMB	RMB	US$
Cash flows from investing activities (continued)
Purchase of property and equipment		(3,864)	(17,753)	(3,411)	(523)
Proceeds from disposals of property and equipment		854	—	100	15
Acquisitions of intangible assets		(32,484)	(21,868)	(58,982)	(9,039)
Proceeds from disposals of intangible assets		4,448	21,167	14,779	2,265
Loans to a related party		—	—	(2,940)	(451)

Net cash (used in) provided by investing activities		(94,281)	12,483	(187,083)	(28,672)

Cash flows from financing activities
Proceeds from short-term debt	16	85,800	116,000	151,000	23,142
Repayments of short-term debt	16	(36,900)	(45,800)	(222,550)	(34,107)
Proceeds from long-term debt	16	—	15,177	94	14
Repayments of long-term debt	16	—	(3,768)	(8,633)	(1,323)
Capital contributions by shareholders	20	28,695	—	—	—
Payments of deferred IPO costs		—	(1,059)	(10,979)	(1,683)
Proceeds from initial public offering		—	—	244,161	37,419
Capital contributions from non-controlling interests of a subsidiary		4,900	—	—	—

Net cash provided by financing activities		82,495	80,550	153,093	23,462

Effect of exchange rate changes on cash and restricted cash		179	(1,221)	(144)	(20)
Net (decrease) increase in cash and restricted cash		8,200	109,436	(23,024)	(3,528)
Cash and restricted cash, at the beginning of year		9,143	17,343	126,779	19,430

Cash and restricted cash, at the end of year		17,343	126,779	103,755	15,902

Supplemental disclosures of cash flow information:
Interest paid		3,777	5,935	8,139	1,247
Income tax paid		77	835	11,878	1,820

Supplemental disclosures of non-cash investing activities:
Purchase of property and equipment included in short-term and long-term debt	16	8,512	—	—	—
Cash consideration for business acquisition included in current liabilities		—	—	4,328	664
Non-cash consideration for business acquisition	5	—	—	19,252	2,950
Contingent consideration for business acquisition included in other non-current liabilities	5	7,400	—	2,900	445
Extinguishment of pre-existing receivables included in non-current assets as a result of business acquisition	5	—	11,165	—	—
Operating lease liabilities arising from obtaining right-of-use assets		—	—	37,256	5,710
Non-monetary exchange of intangible assets		—	—	9,177	1,406

The accompanying notes are an integral part of these consolidated financial statements.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.	Organization, Consolidation and Principal Activities

Quhuo Limited (the “Company”, and where appropriate, the term “Company” also refers to its subsidiaries, variable interest entity, and subsidiaries of the variable interest entity as a whole) is an exempt company incorporated in the Cayman Islands with limited liability under the laws of the Cayman Islands on June 13, 2019. The Company, through its subsidiaries, variable interest entity, and subsidiaries of the variable interest entity, are principally engaged in providing end-to-end operational solutions to on-demand consumer service businesses in industries, including food and grocery delivery, bike-sharing, ride-hailing, housekeeping in the People’s Republic of China (the “PRC”). The Company does not conduct any substantive operations of its own.

The Company commenced operations through Beijing Quhuo Technology Co., Ltd. in 2012. In preparation of its initial public offering (“IPO”) in the United States, the Company underwent a series of restructuring in 2019 (the “Restructuring”) in order to establish the Company as the parent company and Beijing Quhuo Technology Co., Ltd. (“Beijing Quhuo” or the “VIE”) as the variable interest entity of the Company. On June 14, 2019, the Company incorporated a wholly-owned subsidiary, Quhuo Investment Limited (“Quhuo BVI”) in the British Virgin Islands (“BVI”). On June 17, 2019, the Company incorporated another wholly-owned subsidiary, Quhuo Technology Investment (Hong Kong) Limited (“Quhuo HK”) in Hong Kong. On July 31, 2019, the Company incorporated a wholly-owned subsidiary, Beijing Quhuo Information Technology Co., Ltd. (“WFOE”) in the PRC.

On August 23, 2019 (the “Restructuring Date”), the Company obtained control of Beijing Quhuo through a series of contractual agreements among WFOE, the VIE, and the VIE’s registered shareholders (the “VIE Agreements”). Accordingly, the business operations of the VIE were transferred to the Company, and the Company issued a total of 24,475,310 ordinary shares (including 9,502,550 ordinary shares issued but deemed not outstanding and held by the Company’s share-based payment trust) as well as 1,335,370 of Series A preferred shares, 9,500,030 of Series B preferred shares, 5,107,720 of Series C-1 preferred shares, 2,377,370 of Series C-2 preferred shares, and 5,810,610 of Series D preferred shares as consideration.

As the shareholding in Beijing Quhuo immediately before the Restructuring was identical to the shareholding in the Company immediately after the Restructuring, the Restructuring was accounted for a transaction between entities under common ownership, in a manner similar to a pooling of interests. The accompanying consolidated financial statements were prepared as if the corporate structure of the Company had been in existence since the beginning of the periods presented. Furthermore, the Series A, Series B, Series C-1, Series C-2 and Series D preferred shares were recorded at fair value on the Restructuring Date and presented on a retroactive basis.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.	Organization, Consolidation and Principal Activities (continued)

As of December 31, 2020, the Company’s principal subsidiaries, VIE and subsidiaries of the VIE are as follows:

Entity	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect ownership by the Company	Principal activities
Subsidiaries of the Company
Quhuo Investment Limited (“Quhuo BVI”)	June 14, 2019	BVI	100%	Investment holding
Quhuo Technology Investment (Hong Kong) Limited (“Quhuo HK”)	June 17, 2019	Hong Kong	100%	Investment holding
Beijing Quhuo Information Technology Co., Ltd. (“WFOE”)	July 31, 2019	PRC	100%	Development of computer software and applications
Variable interest entity
Beijing Quhuo Technology Co., Ltd. (“Beijing Quhuo” or the “VIE”)	March 3, 2012	PRC	Nil	Development of computer software and applications; Investment holding

Entity	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect ownership by the Company	Principal activities
Subsidiaries of the VIE

Shanghai Quhuo Network Technology Co., Ltd. (“Shanghai Quhuo”)	April 4, 2014	PRC	Nil	On-demand delivery
Ningbo Xinying Network Technology Co., Ltd. (“Ningbo Xinying”)	December 15, 2016	PRC	Nil	On-demand delivery
Nantong Runda Marketing Planning Co., Ltd. (“Nantong Runda”)	February 28, 2018	PRC	Nil	On-demand delivery
Shanghai Yijida Network Technology Co., Ltd. (“Shanghai Yijida”)	September 7, 2015	PRC	Nil	On-demand delivery
Ningbo Desheng Wanchun Network Technology Co., Ltd. (“Desheng Wanchun”)	December 21, 2016	PRC	Nil	Labor services
Ningbo Quhuo Network Technology Co., Ltd. (“Ningbo Quhuo”)	December 14, 2016	PRC	Nil	On-demand delivery
Ningbo Dagong Network Technology Co., Ltd. (“Ningbo Dagong”)	January 5, 2018	PRC	Nil	Bike-sharing maintenance
Jiangxi Youke Automobile Rental Service Co., Ltd. (“Jiangxi Youke”)	April 8, 2018	PRC	Nil	Ride-hailing
Shanghai Xianqiao Information Technology Co., Ltd. (“Shanghai Xianqiao”)	March 31, 2019	PRC	Nil	On-demand delivery
Hainan Xinying Technology Co., Ltd. (“Hainan Xinying”)	June 29, 2020	PRC	Nil	On-demand delivery
Hainan Quhuo Technology Co., Ltd. (“Hainan Quhuo”)	July 8, 2020	PRC	Nil	On-demand delivery
Haikou Chengtu Network Technology Co., Ltd (“Haikou Chengtu”)	September 1, 2020	PRC	Nil	B&B Operation
Shenzhen Lailai Information Technology Co., Ltd. (“Shenzhen Lailai”)	November 1, 2020	PRC	Nil	Hotel Cleaning

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.	Organization, Consolidation and Principal Activities (continued)

As PRC laws and regulations prohibit and restrict foreign ownership of internet value-added businesses, the Company operates its business primarily through the VIE and the subsidiaries of the VIE. The Company, through the WFOE, entered into power of attorney agreements and an exclusive call option agreement with the nominee shareholders of the VIE that gave the WFOE the power to direct the activities that most significantly affect the economic performance of the VIE and to acquire the equity interests in the VIE when permitted by the PRC laws, respectively. Certain exclusive agreements were entered into with the VIE through the WFOE, which obligate the WFOE to absorb a majority of the risk of loss from the VIE’s activities and entitle the WFOE to receive a majority of its residual returns. In addition, the WFOE entered into an equity interest pledge agreement for equity interests in the VIE held by the nominee shareholders of the VIE. The Company also agreed to provide unlimited financial support to the VIE for its operations.

Despite the lack of technical majority ownership, the Company has effective control of the VIE through the VIE Agreements and a parent-subsidiary relationship exists between the Company and the VIE. Through the VIE Agreements, the shareholders of the VIE effectively assigned all of their voting rights underlying their equity interest in the VIE to the Company. In addition, through the other exclusive agreements, which consist of exclusive call option agreement, exclusive business cooperation agreement, and equity interest pledge agreement, the Company, through its wholly-owned subsidiaries in the PRC, have the right to receive economic benefits from the VIE that could be potentially significant to the VIE. Lastly, through the financial support undertaking letter, the Company has the obligation to absorb losses of the VIE that could potentially be significant to the VIE. Therefore, the Company is considered the primary beneficiary of the VIE and consolidates the VIE and its consolidated subsidiaries as required by SEC Regulation S-X Rule 3A-02 and Accounting Standard Codification (“ASC”) topic 810, Consolidation (“ASC 810”).

The following is a summary of the VIE Agreements:

Power of Attorney Agreements

Pursuant to the power of attorney agreements signed between Beijing Quhuo’s nominee shareholders and the WFOE, each nominee shareholder irrevocably appointed the WFOE as its attorney-in-fact to exercise on each nominee shareholder’s behalf any and all rights that each nominee shareholder has in respect of its equity interest in Beijing Quhuo, including, but not limited to executing the exclusive right to exclusive call option agreement, the voting rights and the right to appoint directors and executive officers of Beijing Quhuo. This agreement is effective and irrevocable as long as the nominee shareholder remains a shareholder of Beijing Quhuo.

Exclusive Call Option Agreement

Pursuant to the exclusive call option agreement entered into between Beijing Quhuo’s nominee shareholders and the WFOE, the nominee shareholders irrevocably granted the WFOE a call option to request the nominee shareholders to transfer or sell any part or all of its equity interests in the, or any or all of the assets of the VIE, to the WFOE, or their designees. The purchase price of the equity interests in the VIE is equal to the minimum price required by PRC law. Without the WFOE’s prior written consent, the VIE and its nominee shareholders cannot amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interests, create or allow any encumbrance on its assets or other beneficial interests and provide any loans or guarantees, or enter into any material contracts except those in the ordinary course of business. The nominee shareholders cannot request any dividends or other form of assets. If dividends or other form of assets were distributed, the nominee shareholders are required to transfer all received distribution to the WFOE or its designees. This agreement is not terminated until all of the equity interests of the VIE are transferred to the WFOE or the person(s) designated by the WFOE. None of the nominee shareholders have the right to terminate or revoke the agreement under any circumstance unless otherwise regulated by law.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.	Organization, Consolidation and Principal Activities (continued)

Exclusive Business Cooperation Agreement

Pursuant to the exclusive business cooperation agreement entered into by the WFOE and Beijing Quhuo, the WFOE provides exclusive technical support and consulting services in return for fees based on 100% of Beijing Quhuo’s net profit, which is adjustable at the sole discretion of the WFOE. Without the WFOE’s consent, the VIE and its subsidiaries cannot procure services from any third party or enter into similar service arrangements with any other third party, other than the WFOE. In addition, the VIE granted the WFOE an exclusive right to purchase any or all of the business or assets of each of the profitable VIE and its subsidiaries at the lowest price permitted under PRC law. This agreement is irrevocable or can only be unilaterally revoked/amended by the WFOE.

Equity Interest Pledge Agreement

Pursuant to the equity interest pledge agreements, Beijing Quhuo’s nominee shareholders represent all of the VIE’s equity interests have been pledged to the WFOE as continuing first priority security interest to guarantee the nominee shareholders’ and the VIE’s obligations under the power of attorney agreements, the exclusive call option agreement and the exclusive business cooperation agreement. The WFOE is entitled to collect dividends during the effective period of the share pledge unless it agrees otherwise in writing. If Beijing Quhuo or any of the nominee shareholders breach its contractual obligations, the WFOE will be entitled to certain rights regarding the pledged equity interests, including receiving proceeds from the auction or sale of all or part of the pledged equity interests of Beijing Quhuo in accordance with PRC law. None of the nominee shareholders may assign or transfer to any third party, distribute dividends and create or cause any security interest and any liability in whatsoever form to be created on, all or any part of the equity interests it holds in the VIE without the written consent of the WFOE. This agreement is not terminated until all of the technical support and consulting and service fees are fully paid under the exclusive business cooperation agreement and all of Beijing Quhuo’s obligations have been terminated under the other controlling agreements. The Company has registered the equity interest pledge with the relevant office of the administration for industry and commerce in accordance with the PRC Property Rights Law.

Financial support undertaking letter

Pursuant to the financial support undertaking letter, the Company is obligated to provide unlimited financial support to the VIE, to the extent permissible under the applicable PRC laws and regulations. The Company will not request repayment of the loans or borrowings if the VIE or its nominee shareholders do not have sufficient funds or are unable to repay.

Resolutions of directors of Quhuo Limited (the “Resolutions”)

The Board of Directors resolved that the Board of Directors or any person authorized by it shall cause the WFOE to exercise its rights under the power of attorney agreements and the exclusive call option agreement when the authorized officer designated by the Board of Directors determines that such exercise is in the best interests of the Company and the WFOE to do so.

In the opinion of the Company’s legal counsel, (i) the ownership structure of the PRC subsidiaries and the VIE, both currently and immediately after giving effect to the IPO, does not and will not violate applicable PRC laws and regulations; (ii) each of the VIE Agreements is valid, binding and enforceable in accordance with its terms and applicable PRC laws or regulations and will not violate applicable PRC laws or regulations; (iii) the financial support letter issued by the Company to the VIE, dated on August 23, 2019, and the resolutions contained in the Resolutions are valid in accordance with the articles of association of the Company.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.	Organization, Consolidation and Principal Activities (continued)

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to or otherwise different from the opinion of the Company’s legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If the Company is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures.

As of December 31, 2020, RMB240,894 of accounts receivable and RMB18,658 of property and equipment of the VIE were pledged or collateralized. Creditors of the VIE have no recourse to the general credit of the Company, who is the primary beneficiary of the VIE, through its 100% controlled subsidiary WFOE. The Company did not provide any financial or other support to the VIE other than what is obligated by the agreements described above. The table sets forth the assets and liabilities of the VIE’s included in the Company’s consolidated balance sheets:

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
ASSETS:
Current assets:
Cash	126,677	93,007	14,254
Restricted cash	—	401	61
Short-term investments	56,275	34,634	5,308
Accounts receivable	276,966	381,248	58,429
Prepayments and other current assets	43,058	44,662	6,845
Amounts due from related parties	18,392	2,940	451

Total current assets	521,368	556,892	85,348

Non-current assets:
Property and equipment, net	25,632	23,310	3,572
Intangible assets, net	66,818	111,990	17,163
Long-term investments	1,715	1,065	163
Operating lease right-of-use assets, net	—	32,534	4,986
Goodwill	26,231	118,724	18,195
Deferred tax assets	3,893	2,370	363
Other non-current assets	98,137	105,501	16,169

Total non-current assets	222,426	395,494	60,611

Total assets	743,794	952,386	145,959

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.	Organization, Consolidation and Principal Activities (continued)

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
LIABILITIES:
Current liabilities:
Accounts payable	232,276	268,939	41,217
Accrued expenses and other current liabilities	75,757	102,053	15,640
Short-term debt	143,979	73,837	11,316
Short-term lease liabilities	—	17,707	2,714

Total current liabilities	452,012	462,536	70,887

Non-current liabilities:
Deferred tax liabilities	2,556	727	111
Long-term debt	11,942	5,135	787
Long-term lease liabilities	—	14,623	2,241
Other non-current liabilities	22,766	41,014	6,286

Total non-current liabilities	37,264	61,499	9,425

Total liabilities	489,276	524,035	80,312

The VIE’s net asset balance was RMB254,518 and RMB428,351 (US$65,647) as of December 31, 2019 and 2020, respectively.

The table sets forth the results of operations of the VIE included in the Company’s consolidated statements of comprehensive loss for the years ended December 31, 2018, 2019 and 2020, respectively:

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Revenue	1,474,475	2,055,789	2,580,810	395,526
Net (loss)/income	(44,295)	(11,992)	66,043	10,122

The table sets forth the cash flows of the VIE included in the Company’s consolidated statements of cash flows for the years ended December 31, 2018, 2019 and 2020, respectively:

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Net cash provided by operating activities	19,807	17,521	30,389	4,657
Net cash (used in) provided by investing activities	(94,281)	12,484	(56,535)	(8,664)
Net cash provided by (used in) financing activities	82,495	80,550	(7,119)	(1,091)
Effect of exchange rate changes on cash	179	(1,221)	(4)	—
Net increase (decrease) in cash	8,200	109,334	(33,269)	(5,098)

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIE and the subsidiaries of the VIE. All significant inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in the Company’s consolidated financial statements include, but are not limited to, allowance for doubtful accounts for accounts receivable, fair value of short-term investment, useful lives of property, equipment and intangible assets, incremental borrowing rate (“IBR”) applied in lease liabilities, impairment of long-lived assets, goodwill and long-term investments, purchase price allocation and fair value contingent consideration with respect to business combinations, the fair value of redeemable convertible preferred shares, valuation allowance for deferred tax assets, share-based compensation and fair value of intangible assets acquired associated with non-monetary transactions. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

Foreign currency

The functional currency of the Company, Quhuo BVI and Quhuo HK is the United States Dollars (“US$”). The functional currency of WFOE, the VIE and subsidiaries of the VIE located in the PRC is Renminbi (“RMB”). The Company uses the RMB as its reporting currency.

Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are re-measured at the exchange rates prevailing at the balance sheet date. Exchange gains and losses resulting from remeasurement are included in the consolidated statements of comprehensive loss.

The Company uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive loss, a component of shareholders’ deficit.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (continued)

Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.5250 on December 31, 2020 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Cash, cash equivalents and restricted cash

Cash and cash equivalents primarily consist of cash on hand, demand deposits and time deposits which are highly liquid. The Company considers highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of three months or less to be cash equivalents. All cash and cash equivalents are unrestricted as to withdrawal and use.

Restricted cash mainly represents cash reserved in a bank account for forward contract.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are carried at net realizable value. An allowance for doubtful accounts is recorded when collection of the full amount is no longer probable. In evaluating the collectability of receivable balances, the Company considers specific evidence including the aging of the receivable, the customer’s payment history, its current credit-worthiness and current economic trends. Accounts receivable are written off after all collection efforts have ceased.

Short-term investments

Short-term investments consist of investments in commercial bank deposits with original maturities of greater than three months, but less than twelve months and investment in alternative investment fund, which is measured using the net asset value (NAV) per share as a practical expedient. The investment in the fund is redeemable on demand, subject to 30 day advance notice period.

Long-term investments

Prior to January 1, 2019, the Company accounted for equity investments over which the Company does not have significant influence using the cost method in accordance with ASC 325-20, Investments-Other: Cost Method Investments. Under cost method, the Company carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings.

Beginning on January 1, 2019, the Company adopted ASU No. 2016-01, Financial Instruments—Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”), pursuant to which, equity investments with readily determinable fair value, except for those accounted for under the equity method, those that result in consolidation of the investee and certain other investments, are measured at fair value, and any changes in fair value are recognized in earnings. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC 820 to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Company elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. There was no material impact to the Company’s consolidated financial statements from the adoption of ASU 2016-01.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (continued)

Fair value measurements

Financial instruments of the Company primarily include cash, short-term investments, accounts receivable, other receivables, accounts payable and accrued liabilities, other receivables, amounts due from and due to related parties, long-term investments, deposits, equity consideration payable, contingent consideration payable, short-term debt, long-term debt and redeemable convertible preferred shares. The Company applies ASC 820, Fair Value Measurements and Disclosures (‘‘ASC 820’’), in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement. The short-term investments are measured at fair value. The redeemable convertible preferred shares were initially recorded at fair value as of the issuance date. Equity method investments have no quoted market prices and it is not practicable to estimate their fair value without incurring excessive costs. The carrying amounts of the remaining financial instruments, except for long-term debt and deposits, approximate their fair values because of their short-term maturities.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1-Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2-Include other inputs that are directly or indirectly observable in the marketplace.

Level 3-Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Category	Estimated Useful Lives
Furniture	5 years
Electronic equipment	3 years
Vehicles	5 years
Leasehold improvement	Over the shorter of the terms or the estimated useful lives

Repair and maintenance costs are charged to expense as incurred. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive loss.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (continued)

Intangible assets

Intangible assets are carried at cost less accumulated amortization and any recorded impairment. Intangible assets with finite useful lives are amortized using a straight-line method of amortization that reflects the estimated pattern in which the economic benefits of the intangible asset are to be consumed. The estimated useful life for the intangible assets is as follows:

Category	Estimated Economic Lives
Customer relationships	4-8 years
Purchased software	3 years
Technology	5 years

Impairment of long-lived assets other than goodwill

The Company evaluates its long-lived assets, including property and equipment and intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Company evaluates the recoverability of long-lived assets by comparing their carrying amount to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets when the market prices are not readily available. The Company recorded RMB826 (US$127) impairment charge related to operating lease ROU assets for vehicles used in its ride-hailing solution services for the year ended December 31, 2020. The Company also recorded RMB804, RMB923 and RMB53 (US$8) impairment charges related to intangibles assets for the years ended December 31, 2018, 2019 and 2020, respectively.

Business combination

The Company accounts for its business combinations using the purchase method of accounting in accordance with ASC 805, Business Combinations (“ASC 805”). The purchase method of accounting requires that the Company allocate the fair value of purchase consideration to the separately identifiable tangible and intangible assets acquired as well as liabilities assumed based on their estimated fair values. The consideration transferred in an acquisition includes the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent consideration and all contractual contingencies as of the acquisition date. The excess of the total of cost of acquisition, over the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the businesses acquired, the difference is recognized directly in earnings. Transaction costs directly attributable to the acquisitions are expensed as incurred.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed, and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. Significant estimates include but are not limited to future expected cash flows from acquired assets, assumptions on useful lives, discount rates and terminal values. The Company’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. The Company determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

Goodwill

In accordance with ASC 350, Intangibles-Goodwill and Others (‘‘ASC 350’’), the Company assigns and assesses goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. Goodwill was allocated to the reporting units that are expected to benefit from the business combinations.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (continued)

Goodwill (continued)

Under ASC 350, goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company early adopted ASU No. 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (‘‘ASU 2017-04’’), pursuant to which the Company will apply a one-step quantitative test and record the amount of goodwill impairment as the excess of a goodwill allocated to the reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The Company assesses qualitative factors such as business changes, economic outlook, financial trends and forecast, growth rates, industry data and other relevant qualitative factors to determine if it’s more-likely-than-not that the goodwill might be impaired and whether it’s necessary to perform a quantitative goodwill impairment. If the qualitative factors indicate a potential impairment, the Company compares the carrying amount of a reporting unit to its fair value, which is based on a discounted future cash flow approach. The Company recognized goodwill impairment loss of nil, nil and RMB336 (US$51) in general and administrative expenses for the years ended December 31, 2018, 2019 and 2020, respectively.

Revenue recognition

The Company generates its revenue from its on-demand consumer service business, primarily from On-demand delivery solution services provided to online food ordering platforms operated by industry customers in the PRC and some other third parties. The Company also generates revenue from its bike-sharing maintenance solution services provided to bike-sharing companies, from ride-hailing solution services and from housekeeping solution services.

On-demand delivery solutions

The Company enters into delivery service agreements to provide an integrated On-demand delivery solution services to industry customers. Industry customers divide their intracity food delivery network into a number of delivery areas. The Company is responsible for providing delivery solution services to fulfill all On-demand delivery orders on a daily and an if-needed basis within the specified delivery areas managed by the Company.

The Company manages its delivery rider groups to ensure there are sufficient delivery riders to fulfill all orders within each delivery area and assures that the quality of delivery solution services is in compliance with the industry customers’ service standards.

The Company concluded it has a stand ready obligation to fulfill all delivery orders and considered the series of services as a single performance obligation. The customers receive the benefit of the services and the Company has the right to payment as the services are performed over the term of the month-to-month contracts or the one-year contract. The Company charges delivery service fees to industry customers based on the number of orders completed at a fixed rate per order, subject to adjustments based on the monthly performance against key performance indicators set by each customer. Revenues are variable based on volume of delivery orders and monthly performance results. The Company recognizes revenue when the variable consideration becomes fixed at the end of the month when the uncertainty around the order volume and monthly performance evaluation is resolved.

The Company recognize consideration payable to the customer that is not in exchange for a distinct good or service as a reduction of revenue. When the Company makes an upfront payment to a customer for entering into a new contract, the substance of the payment is generally made to secure a relationship with the customer to generate future revenues. The upfront payment is initially recognized as a non-current asset and reduces revenues on a straight-line basis over anticipated relationship period. The anticipated relationship period is generally 8 years and will be reassessed on an annual basis.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (continued)

Principal versus agent considerations

The Company evaluates whether it is appropriate to record the revenue on gross or net basis based on whether it acts as a principal or as an agent in each of its revenue streams.

The Company concluded it controls the service provided by delivery riders to customers as (i) the Company is primarily responsible for the fulfillment of the contract and assure services are acceptable by the customer; (ii) the Company needs to maintain sufficient delivery riders in order to deliver all On-demand delivery orders within delivery areas on a daily and an if-needed basis; (iii) the Company can direct the right to use delivery riders’ services as it chooses (e.g. to fulfill one customer’s contract or to fulfill another customer’s contract), and (iv) the Company has the ultimate discretion to set up the price of the service with customers.

Bike-sharing maintenance solution

The Company derives revenue from service fees paid by bike-sharing companies for daily maintenance services provided. The Company’s bike-sharing maintenance solution include maintaining orderliness of bikes, redistribution and transportation of idle bikes based on end users’ usage patterns within a designated area, and identification, transportation and repair of malfunctioning bikes.

The Company’s obligation is performing maintenance services on the term of a month-to-month contract and considered the series of services as a single performance obligation. The customer receives the benefit of the services and the Company has the right to payment as the service are performed. The Company charges maintenance service fees to the bike-sharing company based on the number of service hours and the number of bikes transported. Revenues are variable based on volume of service performed and the Company recognizes maintenance services revenue as the services are rendered.

Ride-hailing solution

The Company generated revenue from ride-hailing solution services primarily from car rental fees paid by ride-hailing drivers. The Company primarily derives revenues from rental fees under its car leasing agreements with ride-hailing drivers. These arrangements are classified as operating leases as defined within ASC 842, Leases (“ASC 842”). The Company recognizes revenue from these arrangements on a straight-line basis over the lease term.

In addition, the Company also provided ride-hailing management services to certain ride-hailing platform as an agent by connecting ride-hailing drivers and the ride-hailing platform. Accordingly, the Company recognizes revenue on a net basis. Revenue generated from this arrangement was not material for the period presented.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (continued)

Housekeeping and other solutions

The Company generated revenue from Housekeeping and other solutions primarily by providing maintenance services for short-term rental properties and hotel cleaning services in China. The Company charges monthly operating service fees based on the final settlement with end users. Revenues are variable based on the service performed and the Company recognizes service revenue as the services are rendered.

Sales and other taxes

Pursuant to ASC 606-10-32-2A, the Company has elected to exclude from revenue sales taxes and other similar taxes that are both imposed on and are concurrent with revenue producing transactions. Therefore, revenues are recognized net of value added taxes (“VAT”).

Practical Expedients

The Company has utilized the practical expedient available under ASC 606-10-50-14 to not to disclose information about its remaining performance obligations because the Company’s contracts with customers generally have an expected duration less than one year.

Payment term

Payment terms and conditions vary by contract type, although the Company’s terms generally include a requirement of payment within 30 to 90 days since billing is issued. In instances where the timing of revenue recognition differs from the timing of payment, the Company has determined that its contracts do not include a significant financing component.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (continued)

Cost of revenue

Cost of revenue consists primarily of labor costs related to the outsourced workforce, rental expenses, amortization of customer relationships, on-demand delivery supplies, workforce insurance costs, depreciation of property and equipment and other costs directly attributable to the Company’s revenue generating activities.

Research and development

Research and development expenses primarily consist of salaries and benefits for research and development personnel engaging in software or platform development. The Company expenses research and development costs as they are incurred.

Employee benefit expenses

All eligible employees of the Company are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Company is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees’ salaries. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Company’s obligations are limited to the amounts contributed. The Company has no further payment obligations once the contributions have been paid. The Company recorded employee benefit expenses of RMB4,417, RMB5,531 and RMB10,784(US$1,653) for the years ended December 31, 2018, 2019 and 2020, respectively.

VAT

Pursuant to the PRC tax legislation, VAT is generally imposed in lieu of business tax in the modern service industries, on a nationwide basis. VAT of 6% applies to revenue derived from the provision of On-demand delivery services and bike-sharing maintenance services. Prior to April 1, 2019, VAT of 16% applied to revenue derived from the rendering of car rental services. Subsequent to April 1, 2019, VAT of 13% applies to revenue derived from the rendering of car rental services. The Company is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided. In 2020, the Company enjoyed VAT exemption treatment for certain qualified revenue based on the current tax policy under COVID-19. However the corresponding input VAT related to the qualified revenue exempted from VAT could not be claimed for credit.

Leases

The Company adopted ASU No. 2016-02, Leases, and all subsequent ASU’s relating to this Topic (collectively, “ASC 842”) on January 1, 2020 using the modified retrospective method and did not restate comparable periods. The Company elected the package of practical expedients permitted under the transition guidance within the new standard, which allowed the Group to not reassess 1) whether expired or existing contracts are or contain leases, 2) lease classification for any expired or existing leases as of the adoption date and 3) initial direct costs for existing leases as of the adoption date. The Company also made an accounting policy election to exempt short-term leases of 12 months or less form balance sheet recognition requirements associated with the new standard. The Company will recognize fixed rental payments for these short-term leases as a straight-line expense over the lease. The Company recognized net right-of-use (“ROU”) assets of RMB4,915 (US$753) and total lease liabilities (including current and non-current) RMB4,686 (US$718) for operating leases as of January 1, 2020 as the result of adopting ASU2016-02. The impact of adopting ASU 2016-02 on the Company’s opening retained earnings and current year net income was not material.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (continued)

Leases (continued)

The Company leases offices and service stations to support its on-demand delivery solution services and leases vehicles to individual drivers for ride-hailing solution services. The Company classifies these leases as operating leases in accordance with ASC 842-10-25-2. The Company records an operating lease right-of-use (“ROU”) asset and lease liability based on the present value of the lease payments over the lease term at the commencement date. The Company excludes variable lease payments not dependent on an index or rate from the ROU asset and lease liability calculations and are recognize such amounts as expense in the period which it incurs the obligation for those. As the rate implicit in the Company’s leases are not readily available, the company estimates its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. The incremental borrowing rate reflects the fixed rate at which the Company could borrow on a collateralized basis, the amount of the lease payments in the same currency, for a similar term and in a similar economic environment. ROU assets include any lease prepayments and are reduced by lease incentives. The Company recognize operating lease expense on a straight-line basis over the lease term. Lease terms are based on the non-cancelable term of the lease and may contain options to extend the lease when it is reasonably certain that the Company will exercise.

Income taxes

The Company follows the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes (‘‘ASC 740’’). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (continued)

Income taxes (continued)

The Company accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the related PRC tax law. The amount of interest expense is computed by applying the applicable statutory rate of interest to the difference between the tax position recognized and the amount previously taken or expected to be taken in a tax return. Interest and penalties recognized in accordance with ASC 740 are classified in the consolidated statements of comprehensive loss as income tax expense.

In accordance with the provisions of ASC 740, the Company recognizes in its consolidated financial statements the impact of a tax position if a tax return position or future tax position is ‘‘more likely than not’’ to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Company’s estimated liability for unrecognized tax benefits, if any, will be recorded in the ‘‘other non-current liabilities’’ in the accompanying consolidated financial statements, and is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The actual benefits ultimately realized may differ from the Company’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Company’s consolidated financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Company to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

Share-based compensation

Awards granted to employees

The Company applies ASC 718, Compensation-Stock Compensation (‘‘ASC 718’’), to account for its employee share-based payments. In accordance with ASC 718, the Company determines whether an award should be classified and accounted for as a liability award or equity award. All the Company’s share-based awards to employees were classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values.

Awards granted to non-employees

The Company early adopted ASU No. 2018-7, Compensation-Stock Compensation (Topic 718): Improvements to Non-employee Share-Based Payment Accounting (“ASU 2018-7”) on January 1, 2017 and applies ASC 718 to account for share-based payments for acquiring goods and services from non-employees.

The Company elected to recognize share-based compensation using the accelerated method, for all share-based awards granted with graded vesting based on service conditions and performance conditions. For share-based payment awards with market conditions, such market conditions are included in the determination of the estimated grant-date fair value. The Company early adopted ASU No. 2016-09, Compensation-Stock Compensation (Topic 718), Improvements to Employee Share-Based Payment Accounting on January 1, 2017 and elected to account for forfeitures as they occur. The Company, with the assistance of an independent third-party valuation firm determined the fair value of the stock options granted to employees and non-employees. The binomial option pricing model was applied in determining the estimated fair value of the options granted to employees and non-employees.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (continued)

Modification of awards

A change in the terms or conditions of the awards is accounted for as a modification of the award. Incremental compensation cost is measured as the excess, if any, of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, measured based on the fair value of the awards and other pertinent factors at the modification date. For vested awards, the Company recognizes incremental compensation cost in the period the modification occurs. For unvested awards, the Company recognizes over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date. If the fair value of the modified award is lower than the fair value of the original award immediately before modification, the minimum compensation cost the Company recognizes is the cost of the original award.

(Loss)/earnings per share

Basic (loss)/earnings per share is computed by dividing net (loss)/income attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year using the two-class method. Under the two-class method, net (loss)/income is allocated between ordinary shares and other participating securities based on their participating rights. The Company’s redeemable convertible preferred shares are participating securities. These participating securities do not contractually require the holders of such shares to participate in the Company’s losses. As such, net losses for the periods presented were not allocated to the Company’s participating securities. Diluted (loss)/earnings per share is calculated by dividing net (loss)/income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the Company’s redeemable convertible preferred shares using the if-converted method. The Company calculates the dilutive effect of ordinary share issuable upon the exercise of share options, using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted per share if their effects would be anti-dilutive.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (continued)

Segment reporting

In accordance with ASC 280-10, Segment Reporting: Overall, the Company’s chief operating decision maker (‘‘CODM’’) has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Company as a whole and hence, the Company has only one reportable segment. The Company does not distinguish between markets or segments for purposes of internal reporting. All of the Company’s revenues for the years ended December 31, 2018, 2019 and 2020 were generated from the PRC. As of December 31, 2019 and 2020, all of the long-lived assets of the Company are located in the PRC, and therefore, no geographical segments are presented.

Recent accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Group’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In November 2019, the FASB issued ASU 2019-10, which extends the adoption date for certain registrants. The amendments in ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within fiscal years beginning after December 15, 2023. In February 2020 the FASB issued ASU 2020-02 which updated SEC Staff Accounting Bulletin No. 119 providing interpretive guidance on methodology and supporting documentation for measuring credit losses. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes to remove specific exceptions to the general principles in Topic 740 and to simplify accounting for income taxes. The update is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early adoption is permitted. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (continued)

Recent accounting pronouncements (continued)

In January 2020, the FASB issued ASU 2020-01, clarifying the interactions between Topic 321, Topic 323 and Topic 815. The amendments in this update clarify certain interactions between the guidance for certain equity securities under Topic 321, the guidance to account for investments under the equity method of accounting in Topic 323, and the guidance in Topic 815, which could change how an entity accounts for an equity security under the measurement alternative or a forward contract or purchased option to purchase securities that, upon settlement of the forward contract or exercise of the purchased option, would be accounted for under the equity method of accounting or the fair value option in accordance with Topic 825, Financial Instruments. The amendment in ASU 2020-01 are effective for public business entities in fiscal years beginning after December 15, 2020 and fiscal years beginning after December 15, 2021 for all other entities. Early adoption is permitted. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

3.	Concentration of Risks

(a)	Business, customer, political, social and economic risks

The Company participates in a dynamic and competitive industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations or cash flows: changes in the overall demand for services; competitive pressures due to new entrants; advances and new trends in new technologies and industry standards; changes in certain strategic relationships; regulatory considerations and risk associated with the Company’s ability to attract employees or workforce necessary to support its growth. The Company’s operations could also be adversely affected by significant political, regulatory, economic and social uncertainties in the PRC.

Two customers accounted for 60% and 36% of total revenues during the year ended December 31, 2018, three customers accounted for 41%, 40% and 15% of total revenues during the year ended December 31, 2019, and three customers accounted for 39%, 34% and 23% of total revenues during the year ended December 31, 2020. Two suppliers, three suppliers and three suppliers accounted for more than 10% each of cost of revenues during the years ended December 31, 2018, 2019 and 2020, respectively.

(b)	Interest rate risk

The Company is exposed to interest rate risk related to its short-term loan. The interest rate of a short-term loan was mainly based on the one year People’s Bank of China (“PBOC”) benchmark interest rates and a pre-determined margin. A hypothetical 1% increase or decrease in annual interest rates would increase or decrease interest expense by approximately RMB660 (US$101) per year based on the outstanding short-term loan balance at December 31, 2020.

(c)	Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against U.S. dollar, there was appreciation of approximately 5.0%, depreciation of approximately 1.3% and appreciation of approximately 6.5% during the years ended December 31, 2018, 2019 and 2020, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. To the extent that the Company needs to convert U.S. dollar into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends on ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company. In addition, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of the Company’s earnings or losses.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

3.	Concentration of Risks (continued)

(d)	Currency convertibility risk

The Company transacts all of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the PBOC. However, the unification of the exchange rates does not imply that the RMB may be readily convertible into US$ or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. Additionally, the value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

(e)	Concentration of credit risk

Financial assets that potentially expose the Company to significant concentration of credit risk consist primarily of cash, accounts receivable, short-term investments and deposits. All of the Company’s cash and short-term investments were held at reputable financial institutions with high-credit ratings. In the event of bankruptcy of one of these financial institutions, the Company may not be able to claim its cash and demand deposits back in full. The Company continues to monitor the financial strength of the financial institutions. There has been no recent history of default in relation to these financial institutions. Accounts receivable and deposits, unsecured and denominated in RMB, derived from or held by industry customers are exposed to credit risk. The Company manage credit risk of accounts receivable through ongoing monitoring of the outstanding balances.

4.	Revenues

The following table presents the Company’s revenues disaggregated by revenue category. All revenues were generated in the PRC.

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Revenue from contract with customers
On-demand delivery solution services	1,444,616	2,027,351	2,536,818	388,784
Bike-sharing maintenance solution services	27,823	21,244	21,488	3,293
Ride-hailing solution services	—	1,383	141	22
Housekeeping and other solutions	—	262	12,405	1,901

Subtotal	1,472,439	2,050,240	2,570,852	394,000
Non-ASC 606 revenues
Ride-hailing solution services	2,036	5,549	9,958	1,526

Total revenues	1,474,475	2,055,789	2,580,810	395,526

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

5.	Business Combination

2019 Acquisition

On March 31, 2019, the Company acquired Shanghai Xian Qiao with total consideration of RMB33,698, including cash consideration of RMB22,533, of which RMB19,050 was paid in 2018, and extinguishment of pre-existing loan from Shanghai Xian Qiao of RMB11,165. Shanghai Xian Qiao was engaged in on-demand delivery services. Goodwill of RMB9,819 recognized represents the expected synergies with the Company’s existing On-demand delivery operations, which was allocated to the “On-demand delivery-Eleme” reporting unit and is not tax deductible.

The following table summarizes the purchase price allocation for the 2019 Acquisition:

2019 Acquisition
RMB
Purchase consideration	33,698
Less:
Cash	1,005
Short-term investments	5,540
Accounts receivable	8,278
Prepayments and other current assets	3,273
Customer relationships	20,600
Accounts payable	(9,380)
Accrued expenses and other current liabilities	(287)
Deferred tax liabilities	(5,150)

Goodwill	9,819

The purchase price allocation for the acquisitions is based on a valuation determined by the Company with the assistance of an independent third-party valuation firm. The significant inputs used in the purchase price allocations were revenue growth rates, gross margin rates, weighted-average cost of capital, discount rate, and terminal values. Identifiable intangible assets acquired primarily consist of customer relationships which provide the Company with rights to expand its on-demand delivery services with online food ordering platforms or the bike-sharing maintenance services with the bike-sharing company in specified regions in the PRC.

The operating results of the acquired company was included in the consolidated statement of comprehensive loss from the acquisition date. Pro forma results of operations were not presented because the effect of the acquisition was not material to the Company’s consolidated financial statements.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

5.	Business Combination (continued)

2020 Acquisitions

On September 1, 2020, the Company acquired 51% of equity interests in Haikou Chengtu Network Technology Co., Ltd. (Hangkou Cheng Tu), a company engaged in B&B operation and cleaning service industry. The acquisition will strengthen the Company’s ability to offer management services to short-term rental properties throughout China. The total consideration of the transaction was RMB10,000 in cash. The Company recognized identifiable intangible assets of RMB2,900 (US$444) consisting of customer relationships that provided the Company with rights to provide B&B and cleaning service in certain areas of the PRC. The Company recognized goodwill of RMB4,613, which represented the expected synergies that will increase the Company’s competitiveness and competence in B&B operation solutions.

On November 1, 2020, the Company acquired 54.22% equity interest in Shenzhen Lailai Information Technology Co., Ltd.(Shenzhen Lailai), a company engaged in hotel workforce optimization service throughout China. Shenzhen Lailai offers a suite of services helping hotel to enhance efficiencies of their cleaning capability. The fair value of the purchase consideration was RMB62.5 million, consisting of RMB40.3 million in cash, 281,703 Class A ordinary shares which will be issued within 1 year of the acquisition date and a non-cash contingent consideration with a fair value of RMB2.9 million that will be settled by up to 1,076,056 Class A ordinary shares that may be issued contingent upon Shenzhen Lailai reaching certain revenue and earnings targets in 2021, 2022 and 2023. The 281,703 Class A ordinary shares to be issued were recorded as financial liabilities as the selling shareholder has the right for cash settlement at US$10 per share if the Company does not issue related shares within 1 year after the acquisition date. The selling shareholder has the right to cash settlement at a price of US$10 per share or receive an amount equal to the total difference in the share price between US$10 per share and then the market price per share for an additional one-year period if it disposes any portion of the 281,703 Class A ordinary shares during that period. The Company recognized identified intangible assets of RMB6,900 (US$1,057), consisting of customer relationships with various hotels in China and developed technology consisting of human resource management platform. The Company recognized goodwill of RMB88,216 representing the expected synergies from the combined business, which will enable the Company to compete in hotel workforce optimization industry in China.

The following table summarizes the purchase price allocation for the 2020 Acquisitions:

	Haikou Cheng Tu	Shenzhen Lailai	2020 Acquisitions
	RMB	RMB	RMB
Purchase consideration	10,000	62,452	72,452
Less:	—
Cash	1	912	913
Accounts receivable	1,133	5,903	7,036
Prepayments and other current assets	751	72	823
Property and equipment, net	10,000	15,673	25,673
Customer relationships	2,900	4,000	6,900
Developed technology	—	2,900	2,900
Other assets	—	1,725	1,725
Short-term debt	—	(1,550)	(1,550)
Accounts payable	(1,000)	(2,857)	(3,857)
Accrued expenses and other current liabilities	(245)	(5,830)	(6,075)
Other liabilities	(435)	(1,725)	(2,160)
Non-controlling interests	(7,718)	(44,987)	(52,705)

Goodwill	4,613	88,216	92,829

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

5.	Business Combination (continued)

2020 Acquisitions (continued)

The Company determined purchase price allocation for this acquisition with the assistance of an independent third-party valuation firm. Fair value of the noncontrolling interests was estimated based on the equity value of the acquired entities derived by the purchase consideration, adjusted for a discount for control premium. The significant inputs used in the estimation of fair values of the intangible assets acquired include revenue growth rates, gross margin rates, weighted average cost of capital, discount rate, and terminal values. The Company estimated the fair value of contingent consideration using a Monte-Carlo simulation model, which considered the uncertainty related to the future performance conditions. The Company estimated the fair value of the 281,703 Class A ordinary shares to be issued using the close price of the Company, adjusted for the lock-up period, while the Black-Scholes model was used to estimate the fair value of the price protection. The significant inputs used in the estimation of shares to be issued and price protection were stock price of the Company, volatility and risk-free rate that market participants would consider.

The operating results of Haikou Chengtu and Shenzhen Lailai were included in the consolidated statement of comprehensive loss from the acquisition date. The Company did not present pro forma results of operations as the effect of the acquisitions were not material to the Company’s consolidated financial statements.

6.	Short-term investments

The Company’s short-term investments included cash deposits at floating rates in commercial banks and available-for-sale securities with maturities of one year or less. The following is a summary of the Company’s short-term investments:

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Commercial banks deposits	56,275	36,197	5,547
Investment in fund	—	165,381	25,346

Total short-term investments	56,275	201,578	30,893

For the years ended December 31, 2018, 2019 and 2020, the Group recognized other income related to its commercial banks deposits of RMB3,566, RMB4,434 and RMB4,255 (US$652), respectively, in the consolidated statements of comprehensive loss.

In July 2020, the Group purchased participating shares of an alternative investment fund, which is measured using the NAV practical expedient. As of December 31, 2020, the Group recognized unrealized gain on fair value change of the investment of RMB35,527 (US$5,445) as other income, net in the consolidated statements of comprehensive loss.

7.	Accounts Receivable

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Accounts receivable	276,991	381,273	58,433
Less: allowance for doubtful accounts	(25)	(25)	(4)

Accounts receivable, net	276,966	381,248	58,429

The following table presents the movement in the allowance for doubtful accounts:

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Balance at beginning of year	(378)	(25)	(4)
Additions	(65)	—	—
Write-offs	418	—	—

Balance at end of year	(25)	(25)	(4)

Substantially all of the Company’s accounts receivable as of December 31, 2019 and 2020 are aged within 90 and 150 days, respectively.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

8.	Prepayments and Other Current Assets

Prepayments and other current assets consisted of the following:

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Other receivables	17,571	17,881	2,741
Employee advances	3,806	2,417	370
Prepaid rents	6,298	6,609	1,013
Deferred IPO costs	6,341	—	—
Others	9,042	18,555	2,843

Total prepayments and other current assets	43,058	45,462	6,967

9.	Property and Equipment

Property and equipment, net consisted of the following:

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Vehicles	28,325	27,599	4,230
Electronic equipment	1,419	5,829	893
Leasehold improvement	417	417	64
Furniture	293	307	47
Less: Accumulated depreciation	(4,822)	(10,762)	(1,649)

Total property and equipment, net	25,632	23,390	3,585

The Company recorded depreciation expenses of RMB1,111, RMB3,479 and RMB6,257 (US$959) for the years ended December 31, 2018, 2019 and 2020, respectively.

10.	Leases

As of December 31, 2020, the Company recognized net operating lease ROU assets of RMB32,534 (US$4,986) and total lease liabilities of RMB32,330 (US$4,955), comprised of current portion of RMB17,707 (US$2,714) reported in short-term lease liabilities and non-current portion of RMB14,623 (US$2,241) reported in long-term lease liabilities. The total lease cost for the year ended December 31, 2020 was RMB32,429 (US$4,970), comprised of operating lease expenses and short-term lease expenses of RMB4,805 (US$736) and RMB27,624 (US$4,234), respectively. The weighted-average remaining lease term and weighted average incremental borrowing rate as of December 31, 2020 was 1.85 years and 7.30%, respectively.

The undiscounted future minimum payments under the Company’s operating lease liabilities and reconciliation to the operating lease liabilities recognized on the consolidated balance sheet was as below:

	2020	2020
	RMB	US$
2021	19,649	3,011
2022	15,496	2,375
2023	116	18
2024 and after	25	4

Total undiscounted cashflows	35,286	5,408
Less: imputed interest	(2,956)	(453)

Present value of lease liabilities	32,330	4,955

As of December 31, 2020, future minimum payment under non-cancellable short-term leases was RMB18,062 (US$2,768).

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

10.	Leases (continued)

Other supplemental information related to leases is summarized below:

	For the year ended ended December 31,
	2020	2020
	RMB	US$
Operating cash flows used in operating leases	5,402	828
ROU assets obtained in exchange for new operating lease liabilities	34,906	5,350

The Company recognized impairment loss on the ROU assets of RMB826 (US$127) during the year ended December 31, 2020.

11.	Long-term Investments

The Company’s long-term investments comprised of the following:

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Investment without readily determinable fair value	1,715	1,065	163

Total long-term investments	1,715	1,065	163

Equity investment without readily determinable fair value

As of December 31, 2020, the carrying amount of the Company’s equity investment accounted for at fair value using the alternative measurement was as RMB1,065 (US$163), net of accumulated impairment of nil. The Company received dividend return of the long-term equity investment of RMB650 (US$100) in the year ended 2020. There were also no unrealized gains (upward adjustments) or losses (downward adjustments) resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer for the year ended December 31, 2020. No equity securities were sold for all periods presented.

12.	Intangible Assets

Intangible assets, net consisted of the following:

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Customer relationships	83,588	134,500	20,613
Purchased software	140	319	49
Technology	—	2,900	444
Less: Accumulated amortization	(16,910)	(25,729)	(3,943)

Total intangible assets, net	66,818	111,990	17,163

The Company recorded amortization expenses of RMB9,021, RMB10,632 and RMB13,749 (US$2,017) primarily as cost of revenues, and RMB804, RMB923 and RMB53 (US$8) of impairment charges as general and administrative expenses for the years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2020, estimated amortization expenses of the existing intangible assets for each of the next five years are RMB18,148, RMB17,989, RMB17,468, RMB17,286 and RMB16,086, respectively.

In 2020, the Company entered into non-monetary transactions to exchange its customer relationships with other on-demand delivery service providers. The Company accounted for these non-monetary exchanges based on fair value of assets received, which was determined using an income approach. The significant inputs used in the fair value assessment were revenue growth rates, gross margin, weighted-average cost of capital and economic useful life of the customer relationships.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

13.	Goodwill

Changes in the carrying amount of goodwill by the reporting units as of December 31, 2019 and 2020 were as follows:

	Meituan on-demand delivery	Bike-sharing maintenance	Eleme On- demand delivery	B&Bs solution	Housekeeping solution	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2018	11,194	5,218	—	—	—	16,412

Acquisitions	—	—	9,819	—	—	9,819
Balance as of December 31, 2019	11,194	5,218	9,819	—	—	26,231

Acquisitions (Note 5)	—	—	—	4,613	88,216	92,829
Impairment	—	(336)	—	—	—	(336)

Balance as of December 31, 2020	11,194	4,882	9,819	4,613	88,216	118,724

Balance as of December 31, 2020, in US$	1,716	748	1,505	707	13,519	18,195

In December 2020, the Company identified an impairment indicator in the Bike-sharing maintenance reporting unit. The Company performed impairment test and recognized RMB336 (US$51) of impairment loss for the years ended December 31, 2020. The Company did not recognize goodwill impairment loss for any other periods presented.

14.	Other Non-current Assets

Other non-current assets consisted of the following:

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Rental and industry customer deposits	77,610	86,306	13,228
Prepayments	20,527	18,469	2,830
Other receivables	—	726	111

Total other non-current assets	98,137	105,501	16,169

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

15.	Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Amounts due to third-parties	17,037	26,645	4,083
Income tax payables	15,171	12,292	1,884
Accrued professional service fee	7,848	793	122
Salary and welfare payables	12,221	18,497	2,835
Deposits received from ride-hailing drivers	8,153	13,165	2,018
Contingent consideration, current portion	6,453	—	—
Purchase consideration payable	—	23,580	3,614
Others	8,942	10,772	1,650

Total	75,825	105,744	16,206

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

16.	Debt

Short-term Debt

The following table presents the Company’s outstanding short-term debt as of December 31, 2019 and 2020:

Name	Annual interest rates		Term	As of December 31, 2019	As of December 31, 2020
				RMB	RMB	US$
Short-term loans
East West Bank	4.75% - 5.50%		1 year	66,000	35,000	4,598
SPD Silicon Valley Bank	6.00 (Floating	% )	1 year	70,000	30,000	5,364
Agricultural Bank of China	4.85%		1 year	—	1,000	153
Long-term debt, current portion	8.45% - 14.86%		3 years	7,979	7,837	1,201

Total				143,979	73,837	11,316

In February 2018 and April 2019, the Company entered into banking facility agreements with East West Bank, pursuant to which the Company is entitled to borrow a RMB denominated loan of RMB30,000 and RMB50,000, respectively, with an interest rate of 5.50%. In June 2018, the Company drew down RMB30,000, and repaid RMB10,000 and RMB20,000 in March 2019 and June 2019, respectively. In May and June 2019, the Company drew down RMB20,000, and RMB30,000, respectively. The Company drew down RMB30,000 and RMB16,000 in June 2020 and July 2020, and repaid RMB50,000, RMB16,000 and RMB30,000 in June 2020, September 2020 and October 2020, respectively. The loan is intended for general working capital purposes; and is guaranteed by the Company and secured by certain accounts receivables of the Company.

In June 2019, the Company entered into a banking facility agreement with East West Bank, pursuant to which the Company is entitled to borrow RMB16,000 with an interest rate of 5.00%. The Company drew down RMB16,000 in June 2019, and repaid RMB16,000 in April 2020. The loan is intended for general working capital purposes and is secured by standby letter of credits issued by East West Bank.

In July 2020, the Company entered into a banking facility agreement with East West Bank, pursuant to which the Company is entitled to borrow RMB50,000 with an interest rate of 5.00%. The Company drew down RMB25,000 and RMB10,000 July 2020 and August 2020, respectively. The loan is intended for general working capital purposes and is secured by standby letter of credits issued by East West Bank.

In May 2018, the Company entered into a banking facility with SPD Silicon Valley Bank, as extended in May 2019, pursuant to which the Company is entitled to borrow a RMB denominated loan of RMB40,000 with a floating interest rate benchmarked to one-year lending rate of PBOC. The Company drew down RMB20,000 in June 2018. In August 2019, the banking facility was extended and changed the entitled amount from RMB40,000 to RMB20,000. The Company repaid RMB20,000 in October 2020. The loan is intended for general working capital purposes and is secured by certain accounts receivable of the Company.

In August 2019, the Company entered into a banking facility agreement with SPD Silicon Valley Bank, pursuant to which the Company is entitled to borrow up to RMB50,000 with a floating interest rate benchmarked to one-year lending rate of PBOC. The Company drew down RMB10,000 and RMB40,000 in August and September 2019, and repaid RMB10,000 and RMB40,000 in August and September 2020, respectively. The Company drew down RMB30,000 in September 2020, and repaid RMB30,000 in October 2020. The loan is intended for general working capital purposes and is secured by standby letters of credit issued by SPD Silicon Valley Bank.

In November 2020, the Company entered into a banking facility agreement with SPD Silicon Valley Bank, pursuant to which the Company is entitled to borrow RMB70,000 with a floating interest rate benchmarked to one-year lending rate of PBOC. The Company drew down RMB10,000 and RMB30,000 in September and November 2020, and repaid RMB10,000 in October 2020 .The loan is intended for general working capital purposes and is secured by standby letter of credits issued by SPD Silicon Valley Bank and by certain accounts receivables of the Company.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

16.	Debt (continued)

In November 2020, the Company completed the acquisition of Shenzhen Lailai. As of the acquisition date, the Company assumed short-term loan of RMB1,000 and RMB550, with an interest rate of 4.85% and 12.78% - 18.25% per annum, respectively. The Company repaid RMB550 in December 2020.

Long-term debt

The following table presents the Company’s long-term debt as of December 31, 2019 and 2020:

	Annual interest rates	Term	As of December 31, 2019	As of December 31, 2020
			RMB	RMB	US$
Long-term debt, current portion	8.45% -14.86%	3 years	7,979	7,837	1,201
Long-term debt, non-current portion	8.45% -14.86%	3 years	11,942	5,135	787

Total			19,921	12,972	1,988

In August 2018, the Company entered into an agreement with a third party pursuant to which the Company borrowed RMB9,440 to purchase 100 vehicles for a total consideration of RMB11,800 for the Company’s ride-hailing solution business. Under the terms of the agreement, the Company will repay in fixed monthly installments over 36 months. The effective interest rate was 14.86% per annum. The Company obtained the ownership of the vehicles at inception of the arrangement and the borrowings are secured by the related vehicles.

In July 2019, the Company entered into an agreement with a third party pursuant to which the Company borrowed a total of RMB15,270 as of December 31, 2020. Under the terms of the agreement, the Company will repay in fixed monthly installments over 36 months. The effective interest rate for the various borrowings was 8.45% - 8.98% per annum. The borrowing is secured by the Company’s property and equipment with a net book value of RMB13,100.

The weighted average interest rate for all the outstanding borrowings was approximately 5.86%, 6.29% and 5.70% as of December 31, 2018, 2019 and 2020, respectively.

As of December 31, 2020, maturities of the debt are as follows:

	RMB	US$
2021	73,837	11,316
2022	4,414	676
2023	721	111

Total	78,972	12,103

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

17.	Other non-current liabilities

Other non-current liabilities consisted of the following:

	Note	As of December 31,
		2019	2020	2020
		RMB	RMB	US$
Unrecognized tax benefit	19	20,519	38,114	5,841
Contingent consideration, non-current portion		2,247	2,900	445

Total		22,766	41,014	6,286

18.	Share-Based Compensation

On June 1, 2017, the Board of Directors of Beijing Quhuo approved the 2017 Share Plan (the “2017 Plan”) for the purpose of providing incentives and rewards to the Company’s senior management, employees and consultants. Under the 2017 Plan, the Company reserved 19.55% of its equity interests.

On August 23, 2019, the Company’s shareholders and Board of Directors approved the 2019 Share Incentive Plan (the “2019 Plan”) which replaced the Company’s 2017 Plan. Under the 2019 Plan, the Company reserved in aggregate 9,502,550 ordinary shares, representing 19.55% equity interest of the Company, to its share-based payment trust to hold options to be awarded to the Company for the purposes of providing incentives and rewards to the Company’s senior management, employees, and other individuals. On August 23, 2019, the Company granted 3,396,372 options, 2,382,344 options, and 583,277 options under the 2019 Plan to employees, non-employees, and the former shareholders as part of the purchase consideration for the business acquisition completed in previous year, respectively. Upon adoption of the 2019 Plan, the vesting terms are modified such that substantially all of the outstanding options will not be exercisable until the completion of the Company’s IPO. The modification was a probable-to-improbable modification as IPO constituted a performance condition that was not considered probable until the IPO completion date. As such, no incremental fair value was recognized unless and until the modified condition becomes probable. The award’s original grant-date fair value is recognized as an expense, over the requisite service period, regardless of whether the modified conditions are satisfied. The performance condition became probable upon the IPO completion date, whereupon the Company recognized incremental share-based compensation amounting of RMB63,574 (US$9,743).

Employees

The options granted to employees under the 2017 Plan are accounted for as equity awards and contain service vesting conditions. The options generally will become vested either: (i) 100% on the grant date; (ii) 100% on the first anniversary of the vesting commencement date; (iii) over three years, which 25%, 35% and 40% of the options vesting on the first, second and third anniversary of the vesting commencement date; or (iv) over four years, which 40%, 20%, 20% and 20% of the options vesting on the first, second, third and fourth anniversary of the vesting commencement date, respectively. Upon adoption of the 2019 Plan, terms are modified such that all options granted to the employees will not be exercisable until the completion of the Company’s IPO,

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

18.	Share-Based Compensation (continued)

On September 1, 2019, the Company granted an additional 2,187,287 options under the 2019 Plan to certain executives. These options will not vest until the completion of an IPO and are subject to market conditions based on the Company’s market capitalization for a specified period subsequent to the IPO while the executives remain employed by the Company.

On January 1, 2020, the Company granted additional 243,032 options under the 2019 Plan to one executive vesting over four years with 20%, 20%, 30% and 30% of the options vesting on the first, second, third and fourth anniversary of the vesting commencement date, respectively, which is also subject to the completion of the initial public offering of the Company.

Subsequent to the completion of the IPO, the Company granted an additional 106,341 options under the 2019 Plan to certain executives. The options were fully vested on the grant date, and the Company recognized the share compensation expenses in full on the grant date.

A summary of the option activities for employees under the 2017 Plan is as follows:

	Number of options	Weighted Average Exercise price	Weighted Average grant date fair value	Aggregate intrinsic value	Weighted average remaining contractual term
		RMB	RMB	RMB
Outstanding as of December 31, 2017	1,145,297	1.50	15.07	17,135	9.8

Granted	454,470	1.39	30.71
Forfeited	—	—	—

Outstanding as of December 31, 2018	1,599,767	1.47	19.52	49,138	9.1

Granted	1,944,256	0.38	31.84
Forfeited	(224,348)	1.50	15.07
Replaced	(3,319,675)	0.83	27.03
Outstanding as of December 31, 2019	—	—	—	—	—

Outstanding, Vested and expected to vest, and Exercisable as of December 31, 2020	—	—	—	—	—

A summary of the option activities for employees under the 2019 Plan is as follows:

	Number of options	Weighted average exercise price	Weighted average grant date fair value	Aggregate intrinsic value	Weighted average remaining contractual term
		USD	USD	USD
Outstanding as of December 31, 2018	—	—	—	—	—

Granted	5,583,659	0.07	5.18
Forfeited	—	—	—
Outstanding as of December 31, 2019	5,583,659	0.07	5.18	28,302	9.0

Granted	349,373	0.21	6.98
Forfeited	—	—	—
Outstanding as of December 31, 2020	5,933,032	0.21	6.98	41,992	8.1

Vested and expected to vest as of December 31, 2020	5,933,032

Exercisable at December 31, 2020	4,204,128

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

18.	Share-Based Compensation (continued)

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s ordinary share as of December 31, 2018, 2019 and 2020 and the option’s respective exercise price. The total intrinsic value of options exercised was RMB nil (US$ nil) for the years presented as no options were exercised. As of December 31, 2020, there was RMB28,278 (USD4,334) of total unrecognized employee share-based compensation expenses related to unvested share-based awards.

Non-employees

The Company granted options to certain non-employees under the 2017 Plan which are accounted for as equity awards. These options were fully vested on the grant date, and the Company recognized the share compensation expenses in full on the grant date. Upon adoption of the 2019 Plan, terms are modified such that substantially all of the options granted to non-employees will not be exercisable until the completion of the Company’s IPO.

Subsequent to the IPO, the Company granted an additional 36,539 options under the 2019 Plan to certain non-employees. These options were fully vested on the grant date, and the Company recognized the share compensation expenses in full on the grant date.

A summary of the option activities for non-employees under the 2017 Plan is as follows:

	Number of options	Weighted average exercise price	Weighted average grant date fair value	Aggregate intrinsic value	Weighted Average Remaining Contractual term
		RMB	RMB	RMB
Outstanding as of December 31, 2018	—	—	—	—	—
Granted	2,139,312	1.40	31.31
Forfeited	—	—	—
Outstanding as of December 31, 2018	2,139,312	1.40	31.31	65,963	9.97

Granted	224,348	1.50	30.73
Replaced	(2,363,660)	1.41	31.25

Outstanding as of December 31, 2019	—	—	—	—	—

Outstanding, Vested and expected to vest, and Exercisable as of December 31, 2020	—

A summary of the option activities for non-employees under the 2019 Plan is as follows:

	Number of options	Weighted average exercise price	Weighted average grant date fair value	Aggregate intrinsic value	Weighted average remaining contractual term
		USD	USD	USD
Outstanding as of December 31, 2018	—	—	—	—	—
Granted	2,382,344	0.20	5.19
Forfeited	—	—	—
Outstanding as of December 31, 2019	2,382,344	0.20	5.19	11,762	9.0

Granted	36,539
Forfeited	—	—	—
Outstanding as of December 31, 2020	2,418,883	0.21	8.53	17,748	8.0

Vested and expected to vest as of December 31, 2020	2,418,883

Exercisable at December 31, 2020	2,418,883

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

18.	Share-Based Compensation (continued)

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s ordinary share as of December 31, 2018, 2019 and 2020 and the option’s respective exercise price. Total intrinsic value of options exercised for the years ended December 2018, 2019 and 2020 was RMB nil (US$ nil) as no options were exercised. As of December 31, 2020, there was RMB207 (US$32) of total unrecognized non-employee share-based compensation expenses related to unvested share-based awards.

Fair value of options

The Company estimated the fair value of options using the binomial-lattice option model, with the assistance from an independent third-party appraiser. The binomial-lattice option model requires the input of highly subjective assumptions, including the expected share price volatility and the expected exercise multiple. For expected volatilities, the Company referenced historical volatilities of several comparable companies. The suboptimal exercise factor was estimated based on the Company’s expectation of exercise behavior of the grantees. The risk-free rate for periods within the contractual life of the options is based on the market yield of U.S. Treasury Bonds in effect at the time of grant. The estimated fair value of the ordinary shares, at the option grant dates, was determined with the assistance from an independent third-party appraiser. The Company’s management is ultimately responsible for the determination of the estimated fair value of its ordinary shares.

The assumptions used to estimate the fair value of the options granted are as follow:

	For the year ended December 31, 2018	For the year ended December 31, 2019	For the year ended December 31, 2020
Risk-free interest rate	3.37% or nil	1.52%-3.62% or nil	0.55%-1.92%
Expected volatility	30.67% or nil	29.53%-32.67% or nil	32.54%-33.58%
Suboptimal exercise factor	2.2 or nil	2.2-2.5 or nil	2.5
Fair value per ordinary share	RMB32.10	USD5.14	USD6.29 - 8.53
Expected dividend yield	0%	0%	0%
Post-vesting forfeiture rate	0%	0%	0%

The binomial-lattice option valuation model considered the contract lives of the options of 10 years.

The Company recognized share-based compensation expense for the years ended December 31, 2018, 2019 and 2020 as follows:

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
General and administrative	89,622	64,799	80,727	12,372
Cost of revenues	—	—	1,940	297

Total share-based compensation expense	89,622	64,799	82,667	12,669

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

19.	Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain arising in Cayman Islands.

BVI

Under the current laws of the BVI, Quhuo BVI is not subject to tax on income or capital gains.

Hong Kong

Quhuo HK is incorporated in Hong Kong and is subject to Hong Kong profits tax of 16.5% on its activities conducted in Hong Kong. No provision for Hong Kong profits tax was made in the consolidated financial statements as Quhuo HK had no assessable income for the years ended December 31, 2018, 2019 and 2020, respectively.

PRC

The Company’s subsidiaries, VIE and VIE’s subsidiaries in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008 except for the following entities eligible for preferential tax rates. In 2020, Nantong Runda qualified for the requirements of small and micro-sized enterprise, and its first one million yuan of annual taxable income was eligible for 75% reduction and the taxable income between one million yuan and three million yuan was eligible for 50% reduction. The applicable CIT rate is 20%. Hainan Quhuo, Haikou Chengtu and Hainan Xinying are enterprises registered in the Hainan free trade port and engaged in substantial business in encouraged industries and are therefore entitled to preferential tax rate of 15%.

Dividends, interests, rent or royalties payable by the Company’s PRC subsidiaries, to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% withholding tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

The EIT Law of the PRC includes a provision specifying that legal entities organized outside PRC will be considered residents for Chinese income tax purposes if their place of effective management or control is within PRC. If legal entities organized outside PRC were considered residents for Chinese income tax purpose, they would become subject to the EIT Law on their worldwide income. This would cause any income from legal entities organized outside PRC earned to be subject to PRC’s 25% EIT. The Implementation Rules to the EIT Law provides that non-resident legal entities will be considered as PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, and properties, etc. reside within PRC.

Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Company does not believe that the legal entities organized outside PRC should be characterized as PRC residents for EIT Law purposes.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

19.	Income Taxes (continued)

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of comprehensive loss were as follows:

	As of December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Current income tax expense	6,402	30,902	26,168	4,010
Deferred income tax benefit	(2,423)	(9,322)	(740)	(113)

Total income tax expense	3,979	21,580	25,428	3,897

Reconciliation between expenses of income taxes

The reconciliations of the income tax expense for the years ended December 31, 2018, 2019 and 2020 were as follows:

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Net (loss) income before income tax expense	(40,316)	8,131	19,824	3,038
Income tax at statutory tax rate	(10,079)	2,033	4,956	760
International tax rate difference	—	363	(7,146)	(1,095)
Effect of preferential tax rates	(8)	(229)	(3,762)	(577)
Non-deductible expense	24,993	20,615	30,146	4,619
Non-taxable income	—	—	(1,617)	(247)
Research and development expense super-deduction	—	—	(885)	(136)
Changes in valuation allowance	(10,927)	(1,798)	560	86
Tax rate change	—	—	(66)	(10)
Interest expense	—	596	2,520	386
Unutilized tax loss	—	—	722	111

Income tax expense	3,979	21,580	25,428	3,897

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

19.	Income Taxes (continued)

Deferred tax assets and liabilities

Deferred taxes were measured using the enacted tax rates for the periods in which the temporary differences are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax balances as of December 31, 2019 and 2020 were as follows:

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Deferred tax assets:
Tax losses carried forward	9,321	12,744	1,953
Accrued expense and other current liabilities	2,250	3,483	534
Amortization and depreciation difference	1,025	780	120
Impairment of ROU assets	—	206	32
Leasing Liability	—	7,493	1,148
Less: valuation allowance	(8,703)	(11,450)	(1,755)

Deferred tax assets, net	3,893	13,256	2,032

Deferred tax liabilities:
Intangible assets	2,556	4,120	631
Right-of-use assets	—	7,493	1,149

Deferred tax liabilities, net	2,556	11,613	1,780

The Company operates through VIE and subsidiaries of the VIE and valuation allowance is considered for each of the entities on an individual basis. The Company recorded valuation allowance against deferred tax assets of those entities that were in a three-year cumulative financial loss and are not forecasting profits in the near future as of December 31, 2018, 2019 and 2020. In making such determination, the Company also evaluated a variety of factors including the Company’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

As of December 31, 2018, 2019 and 2020, the Company had taxable losses of RMB40,424, RMB37,284 and RMB51,047 (US$7,823) derived from entities in the PRC, which can be carried forward per tax regulation to offset future taxable income for income tax purposes. The PRC taxable losses will expire from December 31, 2021 to 2025 if not utilized.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

19.	Income Taxes (continued)

Unrecognized Tax Benefit

As of December 31, 2018, 2019 and 2020, the Company had unrecognized tax benefit of RMB19,150, RMB25,491 and RMB36,112 (US$5,535), of which RMB6,793, RMB19,923 and RMB34,998 (US$5,363), respectively, are presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets. This primarily represents the estimated income tax expense the Company would pay should its income tax returns have been prepared in accordance with the current PRC tax laws and regulations. It is possible that the amount of unrecognized tax benefit will further change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment. As of December 31, 2018, 2019 and 2020, unrecognized tax benefits of RMB12,201, RMB5,468 and RMB1,014 (US$155), respectively, if ultimately recognized, will impact the effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefit was as follows:

	For the year ended December 31,
	2019	2020	2020
	RMB	RMB	US$
Balance at January 1	19,150	25,491	3,907
Increase	8,162	12,055	1,848
Decrease	(1,821)	(1,434)	(220)

Balance at December 31	25,491	36,112	5,535

In the years ended December 31, 2018, 2019 and 2020, the Company recorded interest expense accrued in relation to the unrecognized tax benefit of nil, RMB596 and RMB2,520 (US$386) in income tax expense, respectively. Accumulated interest expense recorded in unrecognized tax benefit was nil, RMB596 and RMB3,116 (US$477) as of December 31, 2018, 2019 and 2020, respectively.

As of December 31, 2020, the tax years ended December 31, 2015 through period ended as of the reporting date for the WFOE, the VIE and VIE’s subsidiaries remain open to examination by the PRC tax authorities.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

20.	Redeemable Convertible Preferred Shares

The Company received capital contributions of RMB94,450 and RMB28,695 from the Series C-2 and Series D preferred shareholders in 2017 and 2018, respectively. On the Restructuring Date, the Company issued Series A, Series B, Series C-1, Series C-2 and Series D preferred shares (collectively, the “Preferred Shares”) to the same group of third-party shareholders of the VIE. The Preferred Shares are recorded at fair value on the issuance date and is presented on a retroactive basis.

The key features of the Preferred Shares are summarized as follows:

Conversion rights

Each holder of the Preferred Shares has the right, at each holder’s sole discretion, to convert at any time and from time to time, all or any portion of the Preferred Shares into ordinary shares as determined by the applicable conversion price, which is initially equal to the original issue price. As of December 31, 2018 and 2019, the conversion ratio was one preferred share convertible into one ordinary share.

The Preferred Shares are automatically converted into ordinary shares at the then applicable conversion price immediately upon the closing of a firm commitment underwritten public offering in which the total market capitalization of the Company is no less than US$250,000 immediately after the IPO, i.e. Qualified IPO.

Dividends

The Preferred Shares holders are entitled to receive dividends when and if declared by the Board of Directors, pro rata on an as-converted basis, without preference on the ordinary shares or any other classes of shares of the Company.

Voting Rights

Each Preferred Shareholder is entitled to the number of votes equal to the number of ordinary shares into which such holder’s Preferred Shares could be converted. Preferred Shareholders vote together with ordinary shareholders, with respect to any matter upon which ordinary shareholders have the right to vote.

Redemption

The Preferred Shares are redeemable by the holders upon the occurrence of any of the following events (the “Redemption Events”): (i) the Company fails to complete a Qualified IPO before December 31, 2020; (ii) the founders’ designated board of directors vote against the Qualified IPO while the Company has satisfied the IPO requirements and the preferred shareholders’ designated board of directors vote to proceed with the IPO; (iii) any change in control of the Company without obtaining the approval of the holders of the Preferred Shares; (iv) the Company and the founders violate the laws and result in the non-occurrence of the IPO or significant damages to the preferred shareholders’ interests, and (v) the Company and the founders materially breach the agreements entered into with preferred shareholders or the article of association. When the Company fails to complete a Qualified IPO before December 31, 2020 and therefore triggers the redemption, the total redemption amount for all preferred shareholders is capped to the higher of (i) the fair market value of equity interests held by the founders or (ii) the value of net assets of the Company held by the founders with redemption preference illustrated as below under liquidation preference. The redemption amount for preferred shareholders is calculated at an amount equal to the sum of the investment price, plus an amount accruing daily at 10% per annum and all declared but unpaid dividends.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

20.	Redeemable Convertible Preferred Shares (continued)

Liquidation Preference

In the event of liquidation, dissolution or winding up of the Company, either voluntary or involuntary, or any deemed liquidation event as defined in the Company’s shareholders agreement (the “Liquidation Transactions”), the assets of the Company available for distribution will be made as follows:

Each holder of the Series D Preferred Shares is entitled to receive, on a pari passu basis, an amount equal to the investment price plus all declared but unpaid dividends in preference to any distribution to the holders of Series C-2 Preferred Shares, Series C-1 Preferred Shares, Series B Preferred Shares, Series A Preferred Shares and the ordinary shareholders of the Company.

After the payment to the holders of Series D Preferred Shares, the remaining assets of Company available for distribution shall be distributed the holders of the Series C-2 Preferred Shares, on a pari passu basis, with an amount equal to the investment price plus all declared but unpaid dividends in preference to Series C-1 Preferred Shares, Series B Preferred Shares, Series A Preferred Shares and the ordinary shareholders of the Company.

After the payment to the holders of Series C-2 Preferred Shares, the remaining assets of Company available for distribution will be distributed to the holders of the Series C-1 Preferred Shares, on a pari passu basis, with an amount equal to the investment price plus all declared but unpaid dividends in preference to Series B Preferred Shares, Series A Preferred Shares and the ordinary shareholders of the Company.

After the payment to the holders of Series C-1 Preferred Shares, the remaining assets of Company available for distribution will be distributed to the holders of the Series B Preferred Shares, on a pari passu basis, with an amount equal to the investment price plus all declared but unpaid dividends in preference to Series A Preferred Shares and the ordinary shareholders of the Company.

After the payment to the holders of Series B Preferred Shares, the remaining assets of Company available for distribution will be distributed to the holders of the Series A Preferred Shares, on a pari passu basis, with an amount equal to the investment price plus all declared but unpaid dividends in preference to the ordinary shareholders of the Company.

After payments made to the Preferred Shareholders in accordance with the above, all of the remaining assets of the Company available for distribution to shareholders will be distributed ratably on an if converted basis among all shareholders including the holders of Preferred Shares on a pari passu basis

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

20.	Redeemable Convertible Preferred Shares (continued)

Accounting for Preferred Shares

The Preferred Shares are classified as mezzanine equity as they may be redeemed at the option of the holders on or after an agreed upon date which is outside the sole control of the Company. The Preferred Shares were initially measured at fair value. The Company uses the whole instrument approach to determine whether the nature of the host contract in a hybrid instrument is more akin to debt or to equity. The Company evaluated the embedded conversion option in the Preferred Shares to determine if there were any embedded derivatives requiring bifurcation and to determine if there were any beneficial conversion features (“BCF”). The conversion option of the Preferred Shares does not qualify for bifurcation accounting because the conversion option is clearly and closely related to the host instrument and the underlying ordinary shares are not publicly traded nor readily convertible into cash. On the commitment date, there is no beneficial conversion feature to be recognized because the most favorable conversion price used to measure the beneficial conversion feature of the Preferred Shares was higher than the fair value per ordinary share. The Company determined the fair value of ordinary shares with the assistance of an independent third-party valuation firm.

In addition, the contingent redemption options of all the Preferred Shares do not qualify for bifurcation accounting because the underlying ordinary shares are not publicly traded nor readily convertible into cash. There are no other embedded derivatives that are required to be bifurcated.

The Preferred Shares are not currently redeemable, but it is probable that the Preferred Shares will become redeemable. The Company concluded that there is no accretion to be recognized because the carrying amount of the Preferred Shares is greater than the redemption value. Therefore, no adjustment will be made to the initial carrying amount of the Preferred Shares until the redemption amount exceeds the carrying amount of the Preferred Shares. The liquidation preference amount was US$50,524 as of December 31, 2019.

All of the redeemable convertible preferred shares were converted to 24,131,100 Class A ordinary shares upon the completion of the Company’s IPO in July 2020.

21.	Ordinary Shares

On July 10, 2020, the Company completed its IPO on the Nasdaq Global Market, or NASDAQ. Upon completion of the IPO, the Company issued 3,788,100 ADSs, including 488,100 over-allotments, representing 3,788,100 Class A ordinary shares at US$10.00 per ADS. Net proceeds from the IPO after deducting issuance cost were RMB244,161 (US$37,419). IPO costs of RMB12,038 (US$1,845) were recorded as reduction of the proceeds from the IPO in shareholders’ equity.

Immediately prior to the completion of the IPO, all the ordinary shares held by the controlling shareholder were converted into an equal number of the Class B ordinary shares, all the ordinary shares held by other shareholders were converted into an equal number of the Class A ordinary shares, all of the then outstanding redeemable convertible preferred shares automatically converted into 24,131,100 Class A ordinary shares and the related aggregate carrying value of RMB1,031,001 was reclassified from mezzanine equity to shareholders’ equity.

As of December 31, 2020, the authorized share capital consisted of 500,000,000 shares, of which, 300,000,000 shares were designated as Class A ordinary shares, 6,296,630 shares as Class B ordinary shares, and 193,703,370 shares of such class (or classes) as the board of directors may determine. The rights of the Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 15 votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

As of December 31, 2019, the Company had 24,475,310 ordinary shares issued and 14,972,760 ordinary shares outstanding. As of December 31, 2020, there were 46,097,880 Class A ordinary shares issued and 36,595,330 Class A ordinary shares outstanding, and there were 6,296,630 Class B ordinary shares issued and outstanding. No Class B ordinary shares were converted into Class A ordinary shares as of December 31, 2020.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

22.	(Loss)/Earnings Per Share

During the year ended December 31, 2020, the rights of the holder of Class A and Class B ordinary shares were identical expect with respect to voting and conversion rights, and therefore, the undistributed earnings were allocated on a proportionate basis and the resulting earnings per share attributable to ordinary shareholders were the same for both Class A and Class B ordinary shares on an individual or combined basis. The following table sets forth the computation of basic net (loss)/earnings per share for the following periods:

	December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Basic (Loss)/Earnings Per Share
Numerator:
Net (loss)/income attributable to ordinary shareholders	(42,614)	(11,765)	3,430	526
Less: Noncumulative dividends to Preferred Shares	—	—	(1,059)	(162)

Net income/(loss) attributable to ordinary shareholders for computing basic (loss)/earnings per ordinary share	(42,614)	(11,765)	2,371	364
Denominator:
Weighted average number of shares outstanding	14,972,760	14,972,760	28,282,187	28,282,187

(Loss)/earnings per share - basic	(2.85)	(0.79)	0.08	0.01

The following table sets forth the computation of diluted net (loss)/earnings per share for the following periods:

	December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Diluted (Loss)/Earnings Per Share
Numerator:
Net (loss)/income attributable to ordinary shareholders for computing basic (loss)/earnings per ordinary share	(42,614)	(11,765)	2,371	364
Add: Noncumulative dividends to Preferred Shares	—	—	1,059	162

Net (loss)/income attributable to ordinary shareholders for computing diluted (loss)/earnings per ordinary share	(42,614)	(11,765)	3,430	526
Denominator:
Weighted average number of shares outstanding	14,972,760	14,972,760	28,282,187	28,282,187
Dilutive share options	—	—	7,561,986	7,561,986
Weighted average number of effect of convertible Preferred Shares	—	—	12,627,507	12,627,507
Weighted average ordinary shares issuable in connection with business combination	—	—	46,307	46,307

Weighted average number of shares outstanding- diluted	14,972,760	14,972,760	48,517,987	48,517,987

(Loss)/earnings per share - diluted	(2.85)	(0.79)	0.07	0.01

For the year ended December 31, 2018 and 2019, the computation of basic loss per share using the two-class method is not applicable as the Company was in a net loss position and the participating securities do not have contractual rights and obligations to share the losses of the Company. For the year ended December 31, 2020, the two-class method is applicable because the contingently redeemable ordinary shares have right to participate in the earnings for the portion of the period they are outstanding. The effects of all outstanding contingently redeemable ordinary shares and share options were excluded from the computation of diluted loss per share for the years ended December 31, 2018 and 2019 as their effects would be anti-dilutive. For the year ended December 31, 2020, potential dilutive shares consist of incremental ordinary shares issuable upon the exercise of outstanding options calculated under treasury method, weighted average effect of convertible redeemable ordinary shares for the period they were outstanding under if-converted method and weighted average number of ordinary shares issuable in connection with a business combination.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

23.	Restricted Net Assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s PRC subsidiaries.

In accordance with the Regulations on Enterprises with Foreign Investment of China and its Articles of Association, the Company’s PRC subsidiaries, being a foreign-invested enterprise established in the PRC, are required to provide certain statutory reserves, namely the general reserve fund, enterprise expansion fund and staff welfare and bonus fund, all of which are appropriated from net profit as reported in its PRC statutory accounts. The Company’s PRC subsidiaries are required to allocate at least 10% of its annual after-tax profit to the general reserve fund until such fund has reached 50% of its registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the Board of Directors of the PRC subsidiaries. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances, or cash dividends.

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries and VIE with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts restricted include paid-in capital and statutory reserve of the Company’s PRC subsidiaries and the VIE, totalling approximately RMB382,684 (US$58,649) as of December 31, 2020; therefore in accordance with Rules 504 and 4.08(e)(3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2018, 2019 and 2020 and for each of the three years in the period ended December 31, 2020 are disclosed in Note 27.

Furthermore, cash transfers from the Company’s PRC subsidiaries to its subsidiaries outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of the PRC subsidiaries and consolidated VIE to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations.

24.	Commitments and Contingencies

Contingencies

In the ordinary course of business, the Company may from time to time be involved in legal proceedings and litigation relating to injuries caused by workforce and labor arbitration cases brought by disgruntled workforce, among others. The Company records a liability when the Company believes that it is both probable that a loss has been incurred and the amount can be reasonably estimated. With respect to the Company’s outstanding legal matters, based on its current knowledge, the Company believes that the amount or range of reasonably possible loss will not, either individually or in the aggregate, have a material adverse effect on the Company’s business, financial position, results of operations, or cash flows. However, the outcome of such legal matters is inherently unpredictable and subject to significant uncertainties.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

25.	Related Party Transactions

Names of the related parties	Relationship with the Company
SBCVC Fund IV, L.P. (“SBCVC”)	A shareholder of the Company
Jinzhou Xingda Technology Co., Ltd. (“Jingzhou Xingda”)	A then equity method investee
Ningbo Nuannuan Network Technology Co., Ltd. (“Ningbo Nuannuan”)	Entity controlled by principle shareholders

Amounts due from related parties as of December 31, 2019 and 2020 were as follows:

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
SBCVC	18,392	—	—
Ningbo Nuannuan	—	2,940	451

Total amounts due from the related parties	18,392	2,940	451

Amounts due from SBCVC represent subscription payment due from SBCVC Fund IV, L.P. (“SBCVC”) as part of the Restructuring, under which Beijing Quhuo repurchased the existing shareholders’ equity interests including SBCVC and in return the existing shareholders shall complete the purchase of the Company’s equity interests with the same amount of consideration. SBCVC completed the purchase of the Company’s equity interest in January 2020.

Amounts due from Ningbo Nuannuan were unsecured, interest-free and have fixed terms of repayment. The amounts were repaid in April 2021.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

25.	Related Party Transactions (continued)

Transactions with related parties for the years ended December 31, 2018, 2019 and 2020:

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Labor consulting service provided to:
Jinzhou Xingda	7,844	—	—	—

The Company provided labor consulting services to Jinzhou Xingda and recorded labor service income in other income.

26.	Fair Value Measurement

In accordance with ASC 820, the Company measures short-term investments and payables for contingent consideration for business acquisitions at fair value on a recurring basis. Short-term investments include commercial bank deposits with a variable interest rate and equity investment in a mutual fund with fair value measurement. The short-term investments in commercial bank deposits are recorded at fair value based on quoted prices provided by banks at the end of each period. The Company classifies the valuation techniques that use these inputs as Level 2 of fair value measurements. The Company measures the fair value of contingent consideration for business combination using 1) management’s estimate of the acquiree’s pre-tax operating profit for the years ended December 31, 2019, 2) management’s estimate of the acquiree’s certain revenue and net profit for the year ending December 31, 2021, 2023 and 2023, and 3) as well as the discount factor which considers the time value of money and credit risk. The Company measured the contingent consideration payable and stock compensation including price protection at fair value on a recurring basis using significant unobservable inputs (Level 3) as of the year ended December 31, 2020. Significant increases (decreases) in the inputs used in the fair value measurement of Level 3 contingent consideration in isolation would result in a significant higher (lower) fair value measurement.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

26.	Fair Value Measurement (continued)

Assets and liabilities measured or disclosed at fair value are summarized below:

		Fair value measurement or disclosure at December 31, 2019 using
	Total fair value at December 31, 2019	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total gains (losses)
	RMB	RMB	RMB	RMB	RMB
Fair value measurement
Short-term investments - recurring	56,275	—	56,275	—	—
Intangible assets, net - nonrecurring	—	—	—	—	(313)

Total assets measured at fair value	56,275	—	56,275	—	(313)

Fair value measurement
Contingent consideration	8,700	—	—	8,700	(1,000)

Total liabilities measured at fair value	8,700	—	—	8,700	(1,000)

		Fair value measurement or disclosure at December 31, 2020 using
	Total fair value at December 31, 2020	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total gains (losses)
	RMB	RMB	RMB	RMB	RMB
Fair value measurement
Short-term investments, commercial bank deposits - recurring	36,197	—	36,197	—	—
Short-term investments, alternative investment fund (1)	165,381	—	—	—	35,527

Total assets measured at fair value	201,578	—	36,197	—	35,527

Fair value measurements
Purchase consideration payables	19,252	—	—	19,252	—
Contingent consideration	2,900	—	—	2,900	1,233

Total liabilities measured at fair value	22,152	—	—	22,152	1,233

(1)

Investments are measured at fair value using NAV as a practical expedient. These investments have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the consolidated statements of balance sheets.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

26.	Fair Value Measurement (continued)

The Company did not transfer any assets or liabilities in or out of Level 3 during the years ended December 31, 2018, 2019 and 2020.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

27.	Condensed Financial Information of the Parent Company

The following is the condensed financial information of the parent Company on a parent company only basis.

Condensed balance sheets

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Assets:
Current assets
Cash	101	4,294	658
Restricted cash	—	5,546	850
Short-term investments	—	165,381	25,346
Amounts due from subsidiaries	—	78,007	11,955

Total current assets	101	253,228	38,809

Non-current assets
Amounts due from SBCVC	18,392	—	—
Investments in subsidiaries, VIE and VIE’s subsidiaries	253,189	303,061	46,446

Total non-current assets	271,581	303,061	46,446

Total Assets	271,682	556,289	85,255

Liabilities, Mezzanine equity and Shareholders’ deficit:
Non-current liabilities:
Amounts due to subsidiaries	20,001	—	—

Total liabilities	20,001	—	—

Mezzanine equity:
Series A redeemable convertible preferred shares (US$0.0001 par value; 1,335,370 shares and nil authorized, issued and outstanding as of December 31, 2019 and 2020)	46,130	—	—
Series B redeemable convertible preferred shares (US$0.0001 par value; 9,500,030 shares and nil authorized, issued and outstanding as of December 31, 2019 and 2020)	332,251	—	—
Series C-1 redeemable convertible preferred shares (US$0.0001 par value; 5,107,720 shares and nil authorized, issued and outstanding as of December 31, 2019 and 2020)	193,609	—	—
Series C-2 redeemable convertible preferred shares (US$0.0001 par value; 2,377,370 shares and nil authorized, issued and outstanding as of December 31, 2019 and 2020)	96,569	—	—
Series D redeemable convertible preferred shares (US$0.0001 par value; 5,810,610 shares and nil authorized, issued and outstanding as of December 31, 2019 and 2020)	362,442	—	—

Total Mezzanine equity	1,031,001	—	—

Shareholders’ (deficit)/equity:
Ordinary shares (US$0.0001 par value; 475,868,900 shares authorized, 24,475,310 shares issued, and 14,972,760 shares outstanding as of December 31, 2019; 300,000,000 Class A ordinary shares authorized, 46,097,880 shares issued, and 36,595,330 shares outstanding as of December 31, 2020; 6,296,630 Class B ordinary shares authorized, issued and outstanding as of December 31, 2020; 193,703,370 shares (undesignated) authorized, nil shares (undesignated) issued and outstanding as of December 31, 2020)	17	36	6
Additional paid-in capital	434,151	1,779,923	272,785
Accumulated deficit	(1,212,257)	(1,208,827)	(185,261)
Accumulated other comprehensive loss	(1,231)	(14,843)	(2,275)
Total shareholders’ (deficit)/equity	(779,320)	556,289	85,255

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	271,682	556,289	85,255

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

27.	Condensed Financial Information of the Parent Company (continued)

Condensed statements of comprehensive loss

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Cost of revenues	—	—	(2,175)	(333)
General and administrative	—	(5,693)	(85,919)	(13,168)
Foreign exchange loss	—	(1,457)	(1,515)	(232)
Other income, net	—	—	35,527	5,445
Share of (loss)/gain in subsidiaries, the VIE and the VIE’ subsidiaries	(42,614)	(4,615)	57,512	8,814

(Loss)/income before income tax	(42,614)	(11,765)	3,430	526

Income tax expenses	—	—	—	—

Net (loss)/income attributable to ordinary shareholders	(42,614)	(11,765)	3,430	526

Comprehensive (loss)/income	(42,614)	(11,765)	3,430	526

Condensed statements of cash flows

	For the year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
Net (loss)/income	(42,614)	(11,765)	3,430	526
Share of (loss)/gain in subsidiaries, VIE and VIE’s Subsidiaries	42,614	4,615	(57,512)	(8,814)
Share-based compensation	—	5,698	82,667	12,669
Other income, net	—	—	(35,527)	(5,445)
Provision for other receivables	—	—	648	99
Unrealized foreign exchange (gain) loss	—	—	146	23
Changes in operating assets and liabilities	—	—	1,915	293
Net cash used in operating activities	—	(1,452)	(4,233)	(649)
Net cash used in investing activities	—	—	(129,854)	(19,901)
Net cash provided by financing activities	—	—	143,972	22,065
Effect of exchange rate changes on cash	—	1,553	(146)	(22)

Net increase in cash	—	101	9,739	1,493
Cash at beginning of the year	—	—	101	15

Cash at end of the year	—	101	9,840	1,508

Basis of presentation

The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries and VIE.

The parent company records its investment in its subsidiaries, the VIE and subsidiaries of the VIE under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as “Investment in subsidiaries, VIE and VIE’s subsidiaries” and their respective loss as “Share of loss in subsidiaries, VIE and VIE’s subsidiaries” on the condensed statements of loss. Equity method accounting ceases when the carrying amount of the investment, including any additional financial support, in a subsidiary, the VIE and subsidiaries of the VIE is reduced to zero unless the parent company has guaranteed obligations of the subsidiary, the VIE and subsidiaries of the VIE or is otherwise committed to provide further financial support. If the subsidiary, the VIE and subsidiaries of the VIE subsequently reports net income, the parent company shall resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period the equity method was suspended.

The parent company’s condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.