Form 20-F
period 2021-12-31
QUHUO Ltd
filed 2022-09-09
CIK 1781193

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
Cayman Islands
(Jurisdiction of incorporation)
3rd Floor, Block A, Tonghui Building, No. 1132 Huihe South Street
Chaoyang District Beijing 100020
The People’s Republic of China
(Address of principal executive offices)
Zhen Ba, Chief Financial Officer
Telephone:
(+86-10)
5923 6208
E-mail:
barry@meishisong.cn

3rd Floor, Block A, Tonghui Building, No. 1132 Huihe South Street
Chaoyang District Beijing 100020
The People’s Republic of China
(Name, Telephone,
E-mail
and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares, each representing ten Class A ordinary shares, par value US$0.0001 per share	QH	The Nasdaq Global Market
Class A ordinary shares, par value US$0.0001 per share*

*	Not for trading, but only in connection with the listing on the Nasdaq Global Market of American depositary shares
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
(Title of Class)

Indicate the number of issued and outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
Class A ordinary shares, par value US$0.0001 each 46,379,583 shares outstanding
Class B ordinary shares, par value US$0.0001 each 6,296,630 shares outstanding
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Of 1934.    Yes  ☐    No  ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
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

•	“ADRs” refers to the American depositary receipts which, if issued, evidence the ADSs;

•	“ADSs” refers to American depositary shares, each of which represents ten Class A ordinary shares;

•	“B&B(s)” refers to a small lodging establishment that offers overnight accommodation and breakfast;

•	“CAGR” refers to compound annual growth rate;

•	“Class A ordinary shares” refers to our Class A ordinary shares of par value US$0.0001 per share;

•	“Class B ordinary shares” refers to our Class B ordinary shares of par value US$0.0001 per share;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

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

•
“we,” “us,” “our,” or “our company” refers to Quhuo Limited, its subsidiaries, and, in the context of describing our operations and consolidated financial information, its VIE and subsidiaries of its VIE.

Effective on August 12, 2022, we changed the ratio of the ADSs to Class A ordinary shares from the then ADS ratio of one ADS to one Class A ordinary share to a new ADS ratio of one ADS representing ten Class A ordinary shares. Unless otherwise indicated, ADSs and per ADS amount in this annual report have been retroactively adjusted to reflect the change in ratio for all periods presented.
Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.
Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.
This annual report on Form
20-F
includes our audited consolidated financial statements for the 2019, 2020 and 2021 fiscal years.
This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at RMB6.3726 to US$1.00, the noon buying rate in effect on December 30, 2021 as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.
The ADSs are listed on the Nasdaq Global Market under the symbol “QH.”
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
Our Holding Company Structure and Contractual Arrangements with the VIE and Its Individual Shareholders
Quhuo Limited, our ultimate Cayman Islands holding company, does not have any substantive operations. Beijing Quhuo Information Technology Co., Ltd., or WFOE, is our wholly-owned PRC subsidiary and a foreign-invested enterprise under PRC laws. We conduct our business in China through Beijing Quhuo Technology Co., Ltd., or the VIE, and its subsidiaries, or collectively the affiliated entities, in China, and may in the future commence or acquire businesses that are subject to the restrictions with respect to value-added telecommunications services.
A series of contractual agreements, including equity interest pledge agreement, exclusive call option agreement, exclusive business cooperation agreement, power of attorney and financial support undertaking letters, have been entered into by and among our WFOE, the VIE and its shareholders. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Our Contractual Arrangements.”

The following diagram illustrates our simplified corporate structure, including our principal subsidiaries, the VIE and its subsidiaries, as of the date of this annual report:

Quhuo Limited (Cayman Islands)
100%
Quhuo Investment Limited (British Virgin Islands)
100%
Quhuo Technology Investment (Hong Kong) Limited (Hong Kong)
Outside China
Inside China
100%
Beijing Quhuo Information Technology Co., Ltd.
Beijing Quhuo Technology Co., Ltd. (1)
100%
Ningbo Quhuo Network Technology Co., Ltd.
100%
Shanghai Yijida Network Technology Co., Ltd.
100%
Ningbo Desheng Wanchun Network Technology Co., Ltd.
100%
Shanghai Quhuo Network Technology Co., Ltd.
100%
Shanghai Kuike Network Technology Co., Ltd.
100%
Ningbo Xinying Network Technology Co., Ltd.
51%
Jiangxi Youke Automobile Rental Service Co., Ltd. (3)
100%
Hainan Xinying Technology Co., Ltd.
100%
Ningbo Dagong Network Technology Co., Ltd.
70%
Nantong Runda Marketing Planning Co., Ltd. (2)
100%
Hainan Quhuo Technology Co., Ltd. Hainan
55%
Haikou Chengtu Network Technology Co., Ltd. (4)
100%
Lailai Information Technology (Shenzhen) Co., Ltd. (5)
Other subsidiaries
Equity Interests
Contractual Arrangements

(1)
The shareholders of Beijing Quhuo Technology Co., Ltd., or Beijing Quhuo, include Lili Sun, spouse of Mr. Leslie Yu, Mr. Shuyi Yang, Mr. Zhen Ba, Ningbo Maiken Investment Management LLP and Mr. Tongtong Li, holding 25.7264%, 24.9784%, 9.6547%, 38.8250% and 0.8154% of the equity interests of Beijing Quhuo, respectively.

(2)	The remaining 30% of the equity interests of Nantong Runda Marketing Planning Co., Ltd. is owned by two independent individuals.
(3)	The remaining 49% of the equity interests of Jiangxi Youke Automobile Rental Service Co., Ltd. is owned by an independent individual.
(4)	The remaining 45% of the equity interest of Haikou Chengtu Network Technology Co., Ltd. is owned by three independent third parties.
(5)
In November 2020, we acquired a 54.22% equity interest in Lailai Information Technology (Shenzhen) Co., Ltd., an
on-demand
workforce platform that specializes in housekeeping solutions for hotels and B&Bs. In January 2022, we acquired the remaining 45.78% equity interest in Lailai.

The contractual arrangements may not be as effective as direct ownership in providing us with control over the VIE and we may incur substantial costs to enforce the terms of the arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the VIE may have actual or potential conflicts of interest with us, which may materially and adversely affect our business, financial condition and results of operations.”

The VIE structure is used to provide contractual exposure to foreign investment in China-based companies where the PRC law prohibits or restricts direct foreign investment in the operating companies. Neither the investors nor we ourselves have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Instead, we receive the economic benefits of the VIE’s business operation through a series of contractual agreements with the VIE. Because of these contractual arrangements, we are the primary beneficiary of the VIE for accounting purposes and able to consolidate the financial results of the VIE with ours only if we meet the conditions for consolidation under U.S. GAAP. However, our contractual arrangements with the VIE are not equivalent of an investment in the VIE. The VIE structure involves unique risks to investors in the ADSs. Investors in the ADSs are purchasing equity securities of our ultimate Cayman Islands holding company rather than purchasing equity securities of the VIE, and investors in the ADSs may never hold equity interests in the VIE.
Our corporate structure is subject to risks associated with our contractual arrangements with the VIE. These contractual arrangements have not been properly tested in a court of law, and the PRC regulatory authorities could disallow our corporate structure at any time. Because of our corporate structure, our Cayman Islands holding company, our WFOE, the VIE and its subsidiaries, and our investors face uncertainty with respect to the interpretation and application of the PRC laws and regulations, including but not limited to the limitation on foreign ownership of internet technology companies, the regulatory review of overseas listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the VIE agreements. These risks may result in a material change in our operations, significant depreciation of the value of our common stock, or a complete hindrance of our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” for details. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and our ability to treat the VIE as the consolidated affiliated entities under U.S. GAAP may be restricted. Our holding company, our PRC subsidiary, the VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, our ability to develop
e-commerce
business through the VIE and the prospect of our company.
Our Operations in China and Permissions Required from the PRC Authorities for Our Operations
We are a company registered in the Cayman Islands, and WFOE, our PRC subsidiary, is a foreign-invested enterprise under PRC laws. We conduct our business in China through Beijing Quhuo, the VIE, and its subsidiaries in China, and may in the future commence or acquire businesses that are subject to the restrictions with respect to value-added telecommunications services as set out in the Negative List (2021 Version) promulgated by the Ministry of Commerce, or MOFCOM, and the National Development and Reform Commission, or the NDRC.
We and the VIE face various legal and operational risks and uncertainties related to being based in and having significant operations in China. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us and the affiliated entities, to conduct its business, accept foreign investments or list on U.S. or other foreign exchanges. For example, we and the affiliated entities face risks associated with regulatory approvals of offshore offerings, oversight on cybersecurity and data privacy, as well as the lack of inspection on our auditors by the U.S. Public Company Accounting Oversight Board, or the PCAOB. Such risks could result in a material change in our operations and/or the value of the ADSs or could significantly limit or completely hinder our ability to offer ADSs and/or other securities to investors and cause the value of such securities to significantly decline or be worthless. The PRC government also has significant discretion over the conduct of the business of us and the affiliated entities and may intervene with or influence our operations or the development of the value-added telecommunications service industry as it deems appropriate to further regulatory, political and societal goals. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless. For further details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our subsidiaries in China and the VIE have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, our subsidiaries and the VIE in China, including, among others, the ICP license. However, due to the uncertainties of interpretation and implementation of relevant laws and regulations, and the enforcement practice by government authorities in the PRC, we cannot assure you that we and the VIE have obtained all the permits or licenses required for conducting our and the VIE’s business in China, or that we and the VIE will be able to renew existing licenses and permits in the future. We and the VIE may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our respective platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we fail to obtain requisite approvals, licenses or permits applicable to our business or to comply with applicable laws and regulations, our business, financial condition, results of operations and prospects may be materially and adversely affected.”
As of the date of this annual report, we, our PRC subsidiary, and the VIE and its subsidiaries have not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice or sanction. As of the date of this annual report, we, our PRC subsidiary and the VIE are not required to obtain approval or permission from China Securities Regulatory Commission, or the CSRC, the Cyberspace Administration of China, or the CAC, or any other regulatory entity for the operations of our PRC subsidiary, the VIE and its subsidiaries, or for us to offer securities to foreign investors under any currently effective PRC laws, regulations, and regulatory rules. However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”
Cash and Asset Flows through Our Organization
Quhuo Limited transfers cash to Quhuo Investment Limited, its wholly-owned subsidiary in British Virgin Islands, by making capital contributions or providing loans, and Quhuo Investment Limited transfers cash to Quhuo Technology Investment (Hong Kong) Limited, or Quhuo Technology, a wholly-owned subsidiary of Quhuo Investment Limited incorporated in Hong Kong, by making capital contributions or providing loans. Quhuo Technology transfers cash to WFOE, by making capital contributions or providing loans to these entities. Quhuo Limited and the WFOE are not able to make direct capital contribution to the VIE. However, they may transfer cash to the VIE by loans or by making payment to the VIE for inter-group transactions.
In 2019, 2020 and 2021, Quhuo Limited, through its subsidiaries, provided loans of nil, RMB87.7 million and nil to WFOE, respectively. In 2019, 2020 and 2021, WFOE transferred nil, RMB87.7 million and nil to the VIE, respectively.
The VIE may transfer cash to WFOE by paying service fees according to the exclusive business cooperation agreement. In 2019, 2020 and 2021, WFOE charged nil, RMB16.6 million and RMB13.8 million financial support fees under the exclusive business cooperation agreement, respectively, and the total amount of service fees that the VIE paid to WFOE were nil, RMB14.1 million and RMB16.2 million, respectively. In 2021, WFOE also charged and received RMB9.9 million management fee from the VIE for advancing certain operating expenses. In 2021, the VIE provided loan of RMB3.4 million to WFOE as working capital support.
In 2019, 2020 and 2021, no dividends or distributions were made to Quhuo Limited by our subsidiaries. Under PRC laws and regulations, our PRC subsidiary and the VIE are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-up
capital and the statutory reserve funds of our PRC subsidiary and the VIE, totaling RMB249.2 million, RMB382.7 million and RMB395.5 million as of December 31, 2019, 2020 and 2021, respectively. Furthermore, cash transfers from our PRC subsidiary to entities outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiary and the VIE to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—We may rely on dividends paid by our PRC subsidiary to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.”
Quhuo Limited has not declared or paid any cash dividends, nor does it have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For the Cayman Islands, PRC and U.S. federal income tax considerations applicable to an investment in the ADSs or Class A ordinary shares, see “Item 10. Additional Information—E. Taxation.”

If we intend to distribute dividends through Quhuo Limited, our WFOE will transfer the dividends to Quhuo Technology in accordance with the laws and regulations of the PRC, and then Quhuo Technology will transfer the dividends to Quhuo Investment Limited, which then will transfer the dividends to the Parent, and the dividends will be distributed from the Parent to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions. To the extent cash or assets in the business is in mainland China or Hong Kong or in an entity domiciled in mainland China or Hong Kong, and may need to be used to fund operations outside of mainland China or Hong Kong, the funds and assets may not be available to fund operations or for other uses outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations by the government on our ability to transfer cash and assets. We may also encounter difficulties in our ability to transfer cash between subsidiaries in China and other subsidiaries largely due to various PRC laws and regulations imposed on foreign exchange.
Financial Information Related to the VIE
The following table presents the selected condensed consolidated balance sheet information relating to Quhuo Limited, or the Parent, WFOE, the VIE and its subsidiaries as of December 31, 2020 and 2021.

	As of December 31, 2020
	Parent	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Cash	4,294	506	93,007	—	97,807
Inter-group balance due from	78,007	90,168	3,975	(172,150)	—
Other current assets	170,927	2,811	463,885	(447)	637,176

Total current assets	253,228	93,485	560,867	(172,597)	734,983

Investment in subsidiaries, the VIE and its subsidiaries	303,061	—	—	(303,061)	—
Other non-current assets	—	80	395,494	—	395,574

Total non-current assets	303,061	80	395,494	(303,061)	395,574

Total assets	556,289	93,565	956,361	(475,658)	1,130,557

Inter-group balance due to	—	89,164	90,168	(179,332)	—
Other liabilities	—	3,466	524,035	225	527,726

Total liabilities	—	92,630	614,203	(179,107)	527,726

Total shareholders’ equity	556,289	935	342,158	(296,551)	602,831

Total liabilities and shareholders’ equity	556,289	93,565	956,361	(475,658)	1,130,557

	As of December 31, 2021
	Parent	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Cash	8,612	518	19,463	—	28,593
Inter-group balance due from	82,687	87,688	7,823	(178,198)	—
Other current assets	109,282	2,104	625,242	2,215	738,843

Total current assets	200,581	90,310	652,528	(175,983)	767,436

Investment in subsidiaries, the VIE and its subsidiaries	270,360	—	—	(270,360)	—
Other non-current assets	—	305	377,634	—	377,939

Total non-current assets	270,360	305	377,634	(270,360)	377,939

Total assets	470,941	90,615	1,030,162	(446,343)	1,145,375

Inter-group balance due to	—	93,009	87,688	(180,697)	—
Other liabilities	—	3,489	660,276	(1,825)	661,940

Total liabilities	—	96,498	747,964	(182,522)	661,940

Total shareholders’ equity	470,941	(5,883)	282,198	(263,821)	483,435

Total liabilities and shareholders’ equity	470,941	90,615	1,030,162	(446,343)	1,145,375

The following table presents the selected condensed consolidated statements of comprehensive loss and cash flows relating to the Parent, WFOE, the VIE and its subsidiaries as of December 31, 2019, 2020 and 2021.
Selected condensed consolidated statements of comprehensive loss data

	Year Ended December 31, 2019
	Parent	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Revenues	—	—	2,055,789	—	2,055,789
Cost of revenues	—	—	(1,893,513)	—	(1,893,513)
Operating and other expenses	(7,150)	—	(174,268)	5,693	(175,725)
(Loss)/gain from VIE and its subsidiaries	(4,615)	1	—	4,614	—
Net (loss)/income	(11,765)	1	(11,992)	10,307	(13,449)

	Year Ended December 31, 2020
	Parent	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Revenues	—	16,579	2,580,810	(16,579)	2,580,810
Cost of revenues	(2,175)	—	(2,386,124)	—	(2,388,299)
Operating and other expenses	(51,907)	(15,705)	(128,643)	(1,860)	(198,115)
(Loss)/gain from VIE and its subsidiaries	57,512	—	—	(57,512)	—
Net income/(loss)	3,430	874	66,043	(75,951)	(5,604)

	Year Ended December 31, 2021
	Parent	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Revenues	—	13,766	4,025,279	(13,766)	4,025,279
Cost of revenues	—	(97)	(3,849,585)	—	(3,849,682)
Operating and other expenses	(54,353)	(16,241)	(296,233)	—	(366,827)
(Loss)/gain from VIE and its subsidiaries	(103,554)	—	—	103,554	—
Net (loss)/income	(157,907)	(2,572)	(120,539)	89,788	(191,230)
Selected condensed consolidated cash flow information

	Year Ended December 31, 2019
	Parent	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Net cash (used in) provided by operating activities	(1,452)	—	17,521	1,555	17,624
Net cash (used in) provided by investing activities	—	—	12,484	(1)	12,483
Net cash (used in) provided by financing activities	—	—	80,550	—	80,550
Effect of exchange rate changes	1,553	1	(1,221)	(1,554)	(1,221)
Net increase (decrease) in cash and restricted cash	101	1	109,334	—	109,436

	Year Ended December 31, 2020
	Parent	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Net cash (used in) provided by operating activities	(4,233)	2,009	30,389	(17,055)	11,110
Net cash (used in) provided by investing activities	(129,854)	(89,197)	(56,535)	88,503	(187,083)
Net cash (used in) provided by financing activities	143,972	87,688	(7,119)	(71,448)	153,093
Effect of exchange rate changes	(146)	6	(4)	—	(144)
Net increase (decrease) in cash and restricted cash	9,739	506	(33,269)	—	(23,024)

	Year Ended December 31, 2021
	Parent	WFOE	VIE and its subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Net cash (used in)/provided by operating activities	(1,015)	(2,179)	(27,699)	—	(30,893)
Net cash (used in)/provided by investing activities	—	(1,190)	(112,604)	3,381	(110,413)
Net cash (used in)/provided by financing activities	1	3,380	68,673	(3,381)	68,673
Effect of exchange rate changes	(214)	—	—	—	(214)
Net increase/(decrease) in cash and restricted cash	(1,228)	11	(71,630)	—	(72,847)

Holding Foreign Companies Accountable Act and PCAOB’s Inspection over Financial Statements
Our financial statements contained in the annual report on Form
20-F
for the fiscal year ended December 31, 2021 have been audited by an independent registered public accounting firm that is located in China and is among the PCAOB-registered public accounting firms headquartered in the PRC that are subject to PCAOB’s determination issued on December 16, 2021 of having been unable to be inspected or investigated completely by the PCAOB. Additionally, on June 22, 2021, the U.S. Senate passed a bill, which would reduce the number of consecutive non-inspection
years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act, or the HFCAA, from three years to two years. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection
years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then the ADSs could be prohibited from trading in the United States as early as 2023. Furthermore, we and our investors are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our securities to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.
On August 26, 2022, the CSRC, the Ministry of Finance of China, and the PCAOB signed a statement of protocol agreement, or the Protocol, which established a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. Pursuant to the Protocol, the PCAOB has the sole discretion in selecting the subject of its inspections and investigations without input from the Chinese authorities, and procedures are in place to allow PCAOB inspectors and investigators to review complete audit working papers of accounting firms located in mainland China and Hong Kong. However, the PCAOB cautioned that the signing of the Protocol was only the first step toward gaining complete access for inspection in mainland China and Hong Kong. The PCAOB intends to send its inspectors to Hong Kong in September 2022 to start onsite inspection work on the selected firms and expects to make a determination on whether it has complete access for inspection in mainland China and Hong Kong by December 2022. There is no assurance that the PCAOB will be able to complete such inspections and investigations in mainland China and Hong Kong and reassess its determination in a timely and adequate manner or at all. If the PCAOB is not satisfied with its access to complete records of audit working papers and does not reverse its current view, the risk and uncertainty associated with a potential delisting may continue to adversely affect the price of the ADSs. Notwithstanding the foregoing, if, in the future, we have been identified by the SEC for three consecutive years (or two consecutive years if the Accelerating Holding Foreign Companies Accountable Act is signed into law) as a commission-identified issuer whose registered public accounting firm is determined by the PCAOB that it is unable to inspect or investigate completely because of a position taken by one or more authorities in China, the SEC may prohibit our shares from being traded on a national securities exchange or in the over the counter trading market in the United States. We also cannot assure you whether regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. If we fail to meet the new listing standards specified in the HFCAA, we could face possible delisting from the Nasdaq Stock Market, cessation of trading in over-the-counter
market, deregistration from the SEC and/or other risks, which may materially and adversely affect the trading price of the ADSs or terminate the trading of the ADSs in the United States.
A.
[Reserved]
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

•
threat of the ADSs being delisted under the HFCAA for the lack of inspections by the PCAOB on our independent registered public accounting firm that issues the audit report included in this annual report;

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
Risks related to our corporate governance

•	our status as an exempted company incorporated in the Cayman Islands;

•	our status as a foreign private issuer; and

•
our dual-class voting structure and the concentration of ownership which provide Class B ordinary shareholder considerable influence over corporate matters, including the election of board of directors.

Risks related to the ADSs

•	volatility of the trading price of the ADSs;

•	our potential failure to satisfy the requirements for continued listing on Nasdaq Stock Market; and

•	the sale or availability for sale of substantial amounts of the ADSs.
Risks Related to Our Business and Industry
Our limited operating history and evolving business portfolio make it difficult to evaluate our business and prospects.
We launched
on-demand
delivery solutions in February 2013 with a focus on prepared food, and recently expanded our service scope to the delivery of other items, such as grocery and fresh food. We also expanded our solutions to certain other industries in recent years, such as shared-bike maintenance, ride-hailing and housekeeping solutions. Our platform and business model in these new industries have not been fully proven given our limited operating history, which may subject us to a number of uncertainties and additional costs and expenses, and adversely impact our ability to project and plan for future growth. For example, as we lease vehicles to ride-hailing drivers on our platform, our ride-hailing solutions operate under a relatively capital-intensive model, which is different from our other solutions and may have an adverse impact on our cash flow. In addition, we may be required to comply with new laws and regulations applicable to these industries. We may also compete with one or more existing market leaders in such industries we expand into who may have gained competitive edge with their experience and existing brand recognition among customers.
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
A limited number of industry customers have contributed a significant portion of our revenues in the past. We generated approximately 86% and 93% of our total revenues from three major industry customers in 2020 and 2021, respectively, including Meituan and Ele.me. Although we continually seek to diversify our customer base, we cannot assure you that the proportion of the revenue contribution from these industry customers to our total revenues will decrease in the near future, as the on-demand
delivery market is highly concentrated. Other
on-demand
consumer service markets that we serve are also relatively concentrated with a limited number of market players.
Our dependence on a limited number of major industry customers will expose us to the risks of substantial losses if any of them reduces or even ceases business collaborations with us. Specifically, any one of the following events, among others, may cause material fluctuations or declines in our revenues and have a material and adverse effect on our business, financial condition, results of operations and prospects:

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
Our continued growth depends in part on our ability to cost-effectively attract, retain and manage workers on our platform. To do so, we have, among other things, offered them referral bonuses, on-the-job
training, career advancement opportunities and other value-added work-life support and services. We compete with our competitors and other labor-intensive companies for a massive workforce. If we do not continue to provide workers with compelling earning opportunities and other support and services that are comparable or superior to those of our competitors, or if workers are dissatisfied with the opportunities, support and services we provide, we may be unable to continually attract new workers or retain the existing ones.

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
While we have not identified any other platform in China with a similar business model and operational scale comparable to us, we may compete with labor outsourcing companies or service suppliers that are independent from or affiliated with industry customers, as well as online or offline workforce marketplaces in each industry setting we serve. The market for workforce operational solutions within a single industry is highly fragmented, consisting of a large number of small-scale, single-industry service suppliers with limited operational experience or geographical coverage. Our competitors may operate with business models and cost structures different from ours. They may ultimately prove to be more successful or more adaptable to new regulatory, technological and other developments than we are. Some of our current and potential competitors may be able to devote greater financial, technical, marketing and other resources to facilitating their business growth, and may also have longer operating histories, greater brand recognition and stronger customer loyalty than we do. Mergers or strategic alliances among our current or potential competitors may present additional challenges.
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

We have incurred net losses and net cash used in operating activities in the past, and we may not achieve or sustain profitability.
We have grown rapidly over the past several years. However, you should not rely on our revenue from any previous period as an indication of our revenue or revenue growth in future periods. Our revenue growth rate may slow down for a number of reasons, including declined demand for our solution offerings, increasing competition, emergence of alternative business models, changes in regulations and government policies, changes in general economic conditions, outbreaks of health pandemics and other extraordinary events, such as the
COVID-19
pandemic, as well as other risks described in this annual report.
We incurred net loss of RMB13.4 million, RMB5.6 million and RMB191.2 million (US$30.0 million) in 2019, 2020 and 2021, respectively. We recorded net cash generated from operating activities of RMB17.6 million and RMB11.1 million in 2019 and 2020, respectively, and net cash used in operating activities of RMB30.9 million (US$4.8 million) in 2021. We cannot assure you that we will be able to generate net profit or generate positive cash flow from operating activities in the future. Our ability to achieve profitability will depend in large part on our ability to control expenses and manage our growth effectively. We expect to continue to make investments in the development and expansion of our business, which will place significant demands on our management and our operational and financial resources. Continuous expansion may increase the complexity of our business, and we may encounter various difficulties. We may fail to develop and improve our operational, financial and management controls, enhance our financial reporting systems and procedures, recruit, train and retain highly skilled personnel, or maintain customer satisfaction to effectively support and manage our growth. If we invest substantial time and resources to expand our operations but fail to manage the growth of our business and capitalize on our growth opportunities effectively, we may not be able to achieve profitability, and our business, financial condition, results of operations and prospects would be materially and adversely affected.
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
We experience seasonality in our business, primarily attributable to the seasonality of our industry customers’ businesses. For example, we generally experience an increase in demand for our on-demand
delivery solutions during inclement weather conditions and holidays and suffer a shortage of workforce during Chinese New Year holidays which may fall between late January and late February. Other seasonal trends may develop, or these current seasonal trends may become more extreme, which would contribute to fluctuations in our results of operations. Our quarterly results of operations, including the levels of our revenues, expenses, net loss or income and other key metrics, may fluctuate due to a variety of factors, some of which are beyond our control, such as consumption patterns of end consumers of our industry customers. As a result, period-to-period
comparisons of our results of operations may not be meaningful, especially given our limited operating history.

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
If we and the VIE fail to obtain requisite approvals, licenses or permits applicable to our and the VIE’s business or to comply with applicable laws and regulations, our and the VIE’s business, financial condition, results of operations and prospects may be materially and adversely affected.
Our and the VIE’s business is subject to governmental supervision and regulation by the relevant PRC government authorities. Government authorities are likely to continue to issue new laws, rules and regulations governing these industries, enhance enforcement of existing laws, rules and regulations, and require us and the VIE to obtain new and additional approvals, licenses or permits.
We and the VIE may fail to obtain all requisite approvals, licenses or permits applicable to our and the VIE’s business or renew them upon expiration in a timely manner. For example, failure to pass the annual inspection of our ICP license for the operation of our and the VIE’s website could subject us and the VIE to fines, sanctions, or injunction orders. In addition, we and the VIE may be required to obtain additional licenses or permits as a result of business expansion, change in operations or change in applicable laws and regulations.
There are also ambiguities and uncertainties with regard to whether certain approvals, licenses or permits apply to our and the VIE’s business. For example, it is uncertain whether we and the VIE are required to obtain an express delivery business permit for on-demand
delivery solutions or a human resource service license for the training and management provided to the workers on our and the VIE’s platform, although we believe that not obtaining such permit or license is consistent with the current market practice and regulatory regime. However, if PRC government authorities determine otherwise, and if we and the VIE fail to obtain such permits as required, we and the VIE could be subject to fines, sanctions or injunction orders, and we may be forced to alter our business model. As of the date of this annual report, we and the VIE have not experienced any material difficulty or failure in obtaining or renewing all requisite approvals, licenses or permits applicable to our and the VIE’s business.
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
We have acquired, and may continue to acquire other assets, technologies, products and businesses that are complementary to our existing business or otherwise. We may also enter into strategic partnerships or cooperation agreements with other businesses to expand our platform. Negotiating these transactions can be time-consuming, challenging and expensive, and our ability to close these transactions may often be subject to regulatory approvals that are beyond our control. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to intangible assets, significant diversion of management attention and exposure to potential unknown liabilities of the acquired business. Moreover, the cost of identifying and consummating investments and acquisitions and integrating the acquired businesses into ours may be significant, and the integration of acquired businesses may be disruptive to our existing business operations. Consequently, these transactions, even if undertaken and announced, may not close. For one or more of those transactions, we may issue additional equity securities that would dilute our shareholders’ ownership interest, use cash that we may need in the future to operate our business, incur debt on terms unfavorable to us or that we are unable to repay, incur expenses or substantial liabilities, encounter difficulties retaining key employees of the acquired company or integrating diverse software codes or business cultures, encounter difficulties in assimilating acquired operations, encounter diversion of management’s attention to other business concerns, and become subject to adverse tax consequences, substantial depreciation, impairment losses, or deferred compensation charges. For example, we recognized RMB52.0 million (US$8.2 million) goodwill impairment charge in 2021 related to our acquisition of Lailai, primarily due to the impact of the
COVID-19
pandemic. If our investments and acquisitions are not successful, our business, financial condition, results of operations and prospects may be materially and adversely affected.
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
Quhuo+
, our proprietary technology infrastructure, is important to help us scale up our business and effectively manage tens of thousands of workers. We utilize
Quhuo+
to monitor the workload and performance of the workers on our platform, which allows us to dynamically manage staffing and maintain solution quality. In addition, utilizing
Quhuo+
, we provide workers with training, onboarding logistics, management support and other value-added services. Therefore, the performance and reliability of
Quhuo+
is critical to our operations and reputation. As we are continually developing and optimizing functions of
Quhuo+
, we may encounter errors, defects, disruptions, or other performance or stability problems with
Quhuo+
, such as computer malware, viruses, spamming and phishing attacks, any of which could result in our inability to manage workers and deliver our solutions. As a result, we may lose our competitive position and market share, and our business, financial condition, results of operations and prospects will be materially and adversely affected.
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
Our practices regarding the use, retention, transfer, disclosure and security of such confidential data could become the subject of enhanced regulations and increased public scrutiny in the future. The regulatory frameworks regarding privacy issues in many jurisdictions are constantly evolving and can be subject to significant changes from time to time. For instance, a growing number of legislative and regulatory bodies have adopted user notification requirements in the event of unauthorized access to or acquisition of certain types of data. In China, the PRC Cybersecurity Law, which became effective in June 2017, leaves substantial uncertainty as to the circumstances and standards under which the law would apply and violations would be found. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Internet Information Security and Privacy Protection.” Complying with these obligations could cause us to incur substantial costs. Any failure to comply with applicable regulations, whether by other third parties or us, or as a result of employee error or negligence or otherwise, could result in regulatory enforcement actions against us and have a material adverse impact on our business operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China
—
Failure to comply with governmental regulations and other legal obligations concerning data protection and cybersecurity may materially and adversely affect our business, as we routinely process data during the conduct of our business.”

Increases in labor, energy and other costs in China could materially and adversely affect our business and profitability.
China’s economy has experienced significant growth, which has resulted in and may further lead to inflation and increased labor costs, energy costs, and vehicle purchase, rental and maintenance costs. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2019, 2020 and 2021 were increases of 2.9%, 2.5% and 0.9%, respectively. Consequently, the costs incurred by workers when providing services on our platform have increased, which in turn has increased our cost of revenue. Our costs and operating expenses associated with energy consumption or vehicle leasing may also increase, which would materially and adversely affect our profit margin. If inflation in China continue to increase and we are unable to pass on these increased costs and expenses to our industry customers by increasing our service fees, our cost of revenue and operating expenses will continue to grow, and our business, financial condition, results of operations and prospects could be materially and adversely affected.
Any catastrophe, including outbreaks of health pandemics and other extraordinary events, could have a negative impact on our business operations.
We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, wars, riots, terrorist attacks or similar events could cause severe disruption to our daily operations and may even require a temporary closure of our facilities. Our business could also be adversely affected by the effects of Ebola virus diseases, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome (SARS),
COVID-19,
or other epidemics. Our business operation could be disrupted if any of our employees or contracted workers are suspected of having any of the aforementioned epidemics or another contagious disease or condition, since it could require our employees and contracted workers to be quarantined or our offices to be disinfected. In addition, our business, financial condition, results of operations and prospects could be materially and adversely affected to the extent that any of these epidemics harms the Chinese economy in general.
For example, since the breakout of the
COVID-19
pandemic, many businesses and social activities in China and other countries and regions have been severely disrupted, including those of our industry customers. The global outbreak has also caused market panics, which materially and negatively affected the global financial markets, such as the plunge of global stocks on major stock exchanges in the middle of March 2020. Such disruption and the potential slowdown of the global economy in 2020 and beyond have had and could continue to have a material adverse effect on our results of operations and financial condition. For example, the average monthly number of delivery orders fulfilled through our on-demand
delivery solutions was approximately 35.9 million in the first quarter of 2021, representing a slight decrease by approximately 1.6% compared to approximately 36.5 million in the previous quarter, albeit a significant increase by approximately 112.4% compared to approximately 16.9 million in the first quarter of the previous year. Furthermore, in 2021, we experienced a surge in the number of delivery orders during the Chinese New Year as a result of the continuing impact of the
COVID-19,
which exceeded our normal delivery capacity. As a result, we temporarily adopted a subsidy policy to attract, retain and incentivize our workers to perform delivery services during the Chinese New Year.

We have conducted, and will continue to conduct, measures to control the risk of virus spread in our business operations, including strict temperature monitoring of, and provision of face masks and sanitizer to, active workers on our platform, as well as daily sanitization and disinfection of takeaway incubators and other working gear. However, if any of our employees or workers on our platform has contracted or is suspected of having contracted any contagious disease or condition, local governments may require our employees and workers to be quarantined or our offices to be closed and disinfected and, as a result, our business operation could be disrupted or materially and adversely affected. We will pay close attention to the development of the outbreak of
COVID-19
and continuously evaluate its impact on our business, results of operations and financial condition, which we believe will depend on the duration of the pandemic and the government’s responsive measures. Although we have experienced a bounce-back in the average monthly number of delivery orders fulfilled through our on-demand
delivery solutions since the second quarter of 2020, we may be subject to further negative impact on our business operations, financial condition and results of operations if the outbreak persists or escalates. The global spread of
COVID-19
pandemic in major countries may result in further global economic distress and recession, and the extent to which it may affect us will depend on future developments, which are highly uncertain and cannot be predicted. The
COVID-19
pandemic has also resulted in significant financial market volatility and uncertainty. A continuation or worsening of the levels of market disruption and volatility could materially and adversely affect our access capital, business, financial condition and results of operations and the market price of the ADSs.
A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.
COVID-19
has had a severe and negative impact on the Chinese and global economy since early 2020. Whether this will lead to a prolonged downturn in the economy is still unknown, especially considering the multiple recent outbreaks in various countries and regions as well as the uncertainties brought by the newly launched vaccination programs. Even before the outbreak of
COVID-19,
the global macroeconomic environment had been facing challenges. The growth of the Chinese economy has gradually slowed down in recent years and the trend may continue. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and Russia’s recent military interventions in Ukraine. There have also been concerns on the relationship between China and other countries, including surrounding Asian countries, which may potentially lead to foreign investors closing down their businesses or withdrawing their investments in China and, thus, exiting the China market, and other economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.
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
We have adopted an equity incentive plan that permits the grant of share options, restricted shares and restricted share units as equity-based awards, to our directors, officers, employees and consultants. We are required to recognize share-based compensation expenses based on the fair value of such share options granted to employees, officers, directors and consultants. We believe the granting of share-based compensation is important to our ability to attract, retain and motivate our management team and qualified employees, and we will continue to grant share-based compensation to employees in the future. We recorded share-based compensation expenses of RMB64.8 million, RMB82.7 million and RMB68.9 million (US$10.8 million) in 2019, 2020 and 2021, for options granted under a previous share incentive plan, respectively. As of the date of this annual report, we have granted options to purchase 8,581,712 ordinary shares under our 2019 Share Incentive Plan. See “Item 6—Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.” for details. If additional share options or other equity incentives are granted to our employees, directors or consultants in the future, our expenses associated with share-based compensation may increase significantly, which may have a material and adverse effect on our business, financial condition, results of operations and prospects.
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
We may consider launching registered or exempted offerings of our securities in the United States to obtain additional financing in the future. On December 24, 2021, the CSRC issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), which propose to require PRC companies and their overseas special purpose vehicles to file with the CSRC and meet compliance rules for their listing in overseas markets. Although we believe that our company, our WFOE, the VIE and its subsidiaries, are currently not required to obtain permission from any Chinese authorities, and none of them has received any notice of denial of permission to list on a U.S. exchange, we cannot assure you that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. If the CSRC or any other PRC regulatory body subsequently determines that we need to file with the CSRC or obtain the CSRC’s approval for any future offering of securities by us or if the CSRC or any other PRC government authorities promulgates any interpretation or implements rules that would require us to file with or obtain approvals of the CSRC or other governmental bodies for any such offering, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies if we are unable to comply with or be exempted from such requirements, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, delays in or restrictions on the repatriation of the proceeds from any such offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, reputation, financial condition, results of operations, prospects, as well as the trading price of the ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt any such offering before the settlement and delivery of the ADSs that we may offer. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be impaired, and our business, financial condition, results of operations and prospects may be materially and adversely affected.

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
Almost all access to the internet in China is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology. We primarily rely on a limited number of telecommunications service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunications service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. We cannot assure you that the internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage. In addition, we have no control over the costs of the services provided by telecommunications service providers. If the prices we pay for telecommunications and internet services rise significantly, our financial condition may be adversely affected.

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
We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the Nasdaq Stock Market. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting.
In connection with the audits of our consolidated financial statements as of and for the year ended December 31, 2020, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified was our lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of U.S. GAAP and SEC rules.
Commencing with our fiscal year ended December 31, 2021, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting in our Form
20-F
filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. Following the identification of the above-mentioned material weakness, we have taken measures to remedy the material weakness. Our management has concluded that, as of December 31, 2021, our existing disclosure controls and procedures and internal control over financial reporting were effective after the remediation. See “Item 15. Disclosure Controls and Procedures” for details.
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
Our internal control over financial reporting may not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. In light of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.
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

The VIE and its subsidiaries have not made sufficient contribution of the Employee Benefits for some employees. We have recorded accruals for the estimated underpayment of Employee Benefits, including late fees and fines, in our financial statements. As advised by our PRC counsel, we may be subject to late fees and fines for our insufficient contributions to the Employee Benefits and non-registration
of an account for social insurance or housing fund. As of the date of this annual report, we, including the VIE and its subsidiaries, have not received any notice from the relevant government authorities or any claim or request from these employees in this regard. However, we cannot assure you that the relevant government authorities will not require us to pay the outstanding amount and impose late fees or fines on us, in which case our business, financial condition and results of operations may be adversely affected.
Risks Related to Doing Business in China
Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.
Our revenues are all sourced from China. Accordingly, our business, financial condition, results of operations and prospects are influenced by economic, political and legal developments in China. Economic reforms begun in the late 1970s have resulted in significant economic growth. However, any economic reform policies or measures in China may from time to time be modified or revised. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and among different economic sectors.
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
Furthermore, our company, the VIE and its subsidiaries, and our investors may face uncertainty about future actions by the government of China that could significantly affect the VIE and its subsidiaries’ financial performance and operations, including the enforceability of the contractual arrangements. As of the date of this annual report, neither our company nor the VIE have received or have been denied permission from Chinese authorities to list on a U.S. exchange. However, there is no guarantee that our company or the VIE will receive or not be denied permission from Chinese authorities to list on a U.S. exchange in the future.
Uncertainties with respect to the PRC legal system could adversely affect us.
The PRC legal system is based on written statutes and court decisions that have limited precedential value. The PRC legal system is evolving rapidly, and therefore the interpretations and enforcement of many laws, regulations and rules may contain inconsistencies and uncertainties.
From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding than in more developed legal systems. Furthermore, the PRC legal system is based, in part, on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effect. As a result, we may not always be aware of any potential violation of these policies and rules. These uncertainties may impede our contractual, property and procedural rights, which could adversely affect our business, financial condition and results of operations.

Any actions by the Chinese government, including any decision to intervene or influence the operations of our PRC subsidiary or the affiliated entities or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of our PRC subsidiary or the affiliated entities, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.
The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The ability of our subsidiaries and the affiliated entities to operate in China may be impaired by changes in its laws and regulations, including those relating to value-added telecommunications service industry, taxation, land use rights, foreign investment limitations, and other matters.
The central or local governments of China may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our PRC subsidiary and the affiliated entities’ compliance with such regulations or interpretations. As such, our PRC subsidiary and the affiliated entities may be subject to various government actions and regulatory interference in the provinces in which they operate. They could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions.
They may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.
Furthermore, it is uncertain when and whether we will be required to obtain permission from the PRC government to maintain our listing status on a U.S. exchange in the future, and even when such permission is obtained, whether it will be later denied or rescinded. See “—Risks Related to Our Business and Industry—We may require additional capital to support the growth of our business, and this capital might not be available on reasonable terms or at all.”
Accordingly, government actions in the future, including any decision to intervene or influence the operations of our PRC subsidiary or the affiliated entities at any time, or to exert control over an offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of our PRC subsidiary or the affiliated entities, may limit or completely hinder our ability to offer or continue to offer securities to investors, and/or may cause the value of such securities to significantly decline or be worthless.

The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.
The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, include, among other things, provisions that purport to require that an offshore special purpose vehicle, formed for the purpose of an overseas listing of securities through acquisitions of PRC domestic enterprises or assets and controlled by PRC enterprises or individuals, to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, pursuant to the M&A Rules and other PRC laws, the CSRC published on its official website relevant guidance regarding its approval of the listing and trading of special purpose vehicles’ securities on overseas stock exchanges, including a list of application materials. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles. We completed our initial public offering on November 23, 2018. If the CSRC approval is required for any of our future offering of securities overseas or to maintain our offshore listing status on a U.S. exchange, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained, may subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which may materially and adversely affect our business, financial condition, and results of operations.
On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. These opinions and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As these opinions were recently issued, official guidance to act upon and the interpretation thereof remain unclear at this time. We cannot assure that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all. On December 24, 2021, the CSRC issued Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or collectively, the Draft Overseas Listing Regulations, which propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. Specifically, an overseas offering and listing by a PRC company, whether directly or indirectly, an initial or follow-on
offering, must be filed with the CSRC. The examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be deemed as a PRC company’s indirect overseas offering and listing if the issuer meets the following conditions: (1) any of the operating income, gross profit, total assets, or net assets of the PRC enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (2) senior management personnel responsible for business operations and management are mostly PRC citizens or have domicile in the PRC, and the principal place of business is in the PRC or main business activities are carried out in the PRC. The issuer or its affiliated PRC entity, as the case may be, shall file with the CSRC for its initial public offering, follow-on
offering and other equivalent offering activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on
offering within three business days after the completion of the follow-on
offering. Failure to comply with the filing requirements may result in fines to the relevant PRC companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. The Draft Overseas Listing Regulations also set forth certain regulatory red lines for overseas offerings and listings by PRC enterprises.

There are substantial uncertainties as to whether these draft measures to regulate direct or indirect overseas offering and listing would be further amended or updated, their enactment timetable and final content. In a Q&A released on CSRC’s official website on December 24, 2021, the respondent CSRC official indicated that the proposed new filing requirement will start with new issuers and listed companies seeking follow-on
financing and other financing activities. As for the filings for other listed companies, the regulator will grant adequate transition period and apply separate arrangements. The Q&A also pointed out that, if compliant with relevant PRC laws and regulations, companies with compliant VIE structure may seek overseas listing after completion of the CSRC filings. Nevertheless, the Q&A did not specify what would qualify as a “compliant VIE structure” and what relevant PRC laws and regulations are required to be complied with. Although we believe that, under existing applicable PRC laws, regulations and regulatory rules, our company, our WFOE, the VIE and its subsidiaries, are not required to obtain permission from the CSRC, and none of them has received any notice of denial of permission to list on a U.S. exchange from any Chinese authorities, we cannot assure you that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that, if ever required, we would be able to complete the filings and fully comply with the relevant new rules on a timely basis, or at all.
On December 27, 2021, the NDRC and MOFCOM jointly issued the Negative List (2021 Version), which became effective on January 1, 2022. Pursuant to the Negative List (2021 Version), if a PRC company engaging in the prohibited business stipulated in the Negative List (2021 Version) seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. The foreign investors of the issuer shall not be involved in the company’s operation and management, and their shareholding percentages shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. As the 2021 Negative List is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial condition and business prospect may be adversely and materially affected.
In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Measures for Cybersecurity Review and the annual data security review under the Administrative Measures for Internet Data Security, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. For details, see “—Failure to comply with governmental regulations and other legal obligations concerning data protection and cybersecurity may materially and adversely affect our business.” Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, may subject us to sanctions by the CSRC or other PRC regulatory authorities, which could materially and adversely affect our business, results of operations, financial condition and prospects, as well as the trading price of our listed securities. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Internet Information Security and Privacy Protection.” The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.
Substantial uncertainties exist with respect to the interpretation and implementation of cybersecurity related regulations and cybersecurity review as well as any impact these may have on our business operations.
The cybersecurity legal regime in China is relatively new and evolving rapidly, and their interpretation and enforcement involve significant uncertainties. As a result, it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations in certain circumstances.
Network operators in China are subject to numerous laws and regulations, and have the obligations to, among others, (1) establish internal security management systems that meet the requirements of the classified protection system for cybersecurity, (2) implement technical measures to monitor and record network operation status and cybersecurity incidents, (3) implement data security measures such as data classification, backups and encryption, and (4) submit for cybersecurity review under certain circumstances.
On November 7, 2016, the Standing Committee of the National People’s Congress of the PRC, or the SCNPC, issued the Cyber Security Law, which imposes more stringent requirements on operators of “critical information infrastructure,” especially in data storage and cross-border data transfer.

On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which became effective in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data an information.
On August 17, 2021, the State Council of the PRC promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, or the Regulations, which took effect on September 1, 2021. The Regulations supplement and specify the provisions on the security of critical information infrastructure as stated in the Cybersecurity Review Measures. The Regulations provide, among others, that protection department of certain industry or sector shall notify the operator of the critical information infrastructure in time after the identification of certain critical information infrastructure.
On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, which became effective in November 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (1) an individual’s consent shall be obtained to use sensitive personal information, such as biometric characteristics and individual location tracking, (2) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (3) where personal information operators reject an individual’s request to exercise his or her rights, the individual may file a lawsuit with a People’s Court.
On November 14, 2021, the CAC published a discussion draft of the Administrative Measures for Internet Data Security, or the Draft Measures for Internet Data Security, which provides that data processors conducting the following activities shall apply for cybersecurity review: (1) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (2) listing abroad of data processors processing over one million users’ personal information; (3) listing in Hong Kong which affects or may affect national security; or (4) other data processing activities that affect or may affect national security. There have been no clarifications from the authorities as of the date of this annual report as to the standards for determining such activities that “affects or may affect national security.” The CAC had solicited comments on this draft until December 13, 2021, but there is no timetable as to when it will be enacted. The Draft Measures for Internet Data Security, if enacted as proposed, may materially impact our capital raising activities. Any failure to obtain such approval or clearance from the regulatory authorities could materially constrain our liquidity and have a material adverse impact on our business operations and financial results, especially if we need additional capital or financing. Considering the substantial uncertainties existing with respect to the enactment timetable, final content, interpretation and implementation of the Draft Measures for Internet Data Security, in particular with respect to the explanation or interpretation for what activities “affects or may affect national security,” there remain uncertainties as to whether our data processing activities may be deemed to affect national security, thus subjecting us to a cybersecurity review. As of the date of this annual report, we have not received any formal notice from any cybersecurity regulator that we shall be subject to a cybersecurity review.

On December 28, 2021, the CAC, the NDRC, the MIIT, and several other administrations jointly published the Measures for Cybersecurity Review, effective on February 15, 2022, which provides that certain operators of critical information infrastructure purchasing network products and services or network platform operators carrying out data processing activities, which affect or may affect national security, must apply with the Cybersecurity Review Office for a cybersecurity review, and that online platform operators holding personal information of over one million users that intend to list their securities on a foreign stock exchange must apply for cybersecurity review. We currently do not have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future. However, as advised by our PRC counsel, the exact scope of operators of “critical information infrastructure” under the Measures for Cybersecurity Review and current PRC regulatory regime remains unclear, and is subject to the decisions of the relevant PRC government authorities that have been delegated the authority to identify operators of “critical information infrastructure” in their respective jurisdictions (including regions and industries). PRC government authorities have wide discretion in the interpretation and enforcement of these laws, including the identification of operators of “critical information infrastructure” and the interpretation and enforcement of requirements potentially applicable to such operators of “critical information infrastructure.” As of the date of this annual report, we have not been identified as an operator of “critical information infrastructure.” If we are identified as such in the future, we would be required to fulfill various obligations as required under PRC cybersecurity laws and other applicable laws for such operators of “critical information infrastructure,” including, among others, setting up a special security management organization, organizing regular cybersecurity education and training, formulating emergency plans for cyber security incidents and conducting regular emergency drills, and we may need to follow cybersecurity review procedure and apply with Cybersecurity Review Office before making certain purchases of network products and services. During cybersecurity review, we may be required to suspend the provision of any existing or new services to users, and we may experience other disruptions of operations, which could lead to adverse impacts on our business. The cybersecurity review could also lead to negative publicity and a diversion of time and attention of our management and other resources. It could be costly and time-consuming for us to prepare application materials and make the applications. Furthermore, there can be no assurance that we will obtain the clearance or approval for these applications from the Cybersecurity Review Office and the relevant regulatory authorities in a timely manner, or at all. If we are found to be in violation of cybersecurity requirements in China, the relevant governmental authorities may, at their discretion, conduct investigations, levy fines, or require us to change business practices in a manner materially adverse to our business. Any of these actions may disrupt our operations and adversely affect our business, results of operations and financial condition.
On April 2, 2022, the CSRC released the revised Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Archives Rules, which have not become effective. The Draft Archives Rules regulate both overseas direct offerings and overseas indirect offerings, providing that, among other things:

•
in relation to the overseas listing activities, a PRC enterprise is required to strictly comply with the relevant requirements on confidentiality and archives management, establish a sound confidentiality and archives system, and take necessary measures to implement their confidentiality and archives management responsibilities;

•
during the course of an overseas offering and listing, if a PRC enterprise needs to publicly disclose or provide to securities companies, other securities service providers or overseas regulators, any materials that contain relevant state secrets, government work secrets or information that has a sensitive impact (i.e. be detrimental to national security or the public interest if divulged), the PRC enterprise should complete the relevant approval/filing and other regulatory procedures; and

•
working papers produced in the PRC by securities companies and securities service providers, which provide PRC enterprises with securities services during their overseas issuance and listing, should be stored in the PRC, and competent PRC authorities must approve the transmission of all such working papers to recipients outside the PRC.

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-Border Transfer of Data, which took effect on September 1, 2022. These measures aim to regulate cross-border transfers of data, requiring among other things, that data processors that provide data to overseas apply to CAC for security assessments if: (1) data processors provide important data to overseas; (2) critical information infrastructure operators or data processors process personal information of more than a million people provide personal information to overseas; (3) data processors that have cumulatively provided personal information of 100,000 people or sensitive personal information of 10,000 people to overseas since January 1 of the previous year, provide personal information to overseas; or (4) other scenarios required by the CAC to apply for security assessments occur. In addition, these measures require data processors to carry out self-assessments of risks of providing data to overseas before applying to the CAC for security assessments.
The interpretation and application of these cybersecurity laws, regulations and standards are still uncertain and evolving, especially the Draft Measures for Internet Data Security. We cannot assure you that relevant governmental authorities will not interpret or implement these and other laws or regulations in ways that may negatively affect us.

The ADSs may be delisted from a U.S. exchange and prohibited from being traded over-the-counter
in the United States under the HFCAA if the PCAOB determines in the future that it is unable to fully inspect or investigate our auditors who are located in China. The delisting and cease of trading of the ADSs, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors of the benefits of such inspections.
The HFCAA was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter
trading market in the United States.
Our financial statements contained in this annual report on
Form 20-F
have been audited by an independent registered public accounting firm that is located in China and among the PCAOB-registered public accounting firms headquartered in mainland China or Hong Kong that are subject to PCAOB’s determination issued on December 16, 2021 of having been unable to inspect or investigate completely because of a position taken by one or more authorities in PRC. According to Article 177 of the PRC Securities Law (last amended in March 2020), no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities in China. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. Therefore, the audit working papers of our financial statements may not be fully inspected by the PCAOB without the approval of the PRC authorities. The ADSs could be delisted and prohibited from being traded over-the-counter
under the HFCAA determines in the future that it is unable to fully inspect or investigate our auditor which has a presence in China.
On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to determine, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC adopted amendments to finalize the implementation of disclosure and documentation measures, which require us to identify, in our annual report on Form
20-F,
(1) the auditors that provided opinions to the financial statements presented in the annual report, (2) the location where the auditors’ report was issued, and (3) the PCAOB ID number of the audit firm or branch that performed the audit work.
The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and our investors are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors with presence in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our securities to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.
On June 22, 2021, the U.S. Senate passed a bill, which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then the ADSs could be prohibited from trading in the United States as early as 2023.
On August 26, 2022, the CSRC, the Ministry of Finance of China, and the PCAOB signed the Protocol, which established a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. Pursuant to the Protocol, the PCAOB has the sole discretion in selecting the subject of its inspections and investigations without input from the Chinese authorities, and procedures are in place to allow PCAOB inspectors and investigators to review complete audit working papers of accounting firms located in mainland China and Hong Kong. However, the PCAOB cautioned that the signing of the Protocol was only the first step toward gaining complete access for inspection in mainland China and Hong Kong. The PCAOB intends to send its inspectors to Hong Kong in September 2022 to start onsite inspection work on the selected firms and expects to make a determination on whether it has complete access for inspection in mainland China and Hong Kong by December 2022. There is no assurance that the PCAOB will be able to complete such inspections and investigations in mainland China and Hong Kong and reassess its determination in a timely and adequate manner or at all. If the PCAOB is not satisfied with its access to complete records of audit working papers and does not reverse its current view, the risk and uncertainty associated with a potential delisting may continue to adversely affect the price of the ADSs.
In addition, it remains unclear what the SEC’s implementation process related to the above rules will entail or what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on companies that have significant operations in China and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market). Notwithstanding the foregoing, whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023, which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our control. If we fail to meet the new listing standards before the deadline specified thereunder due to factors beyond our control, we could face possible delisting from the Nasdaq Stock Market, cessation of trading in over-the-counter
market, deregistration from the SEC and/or other risks, which may materially and adversely affect the trading price of the ADSs or terminate the trading of the ADSs in the United States.

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
In the event that the SEC restarts the administrative proceedings, depending upon the outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act and ultimately possible delisting. Moreover, any negative news about any such future proceedings against these accounting firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of the ADSs may be adversely affected.
If the Chinese affiliate of our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs from Nasdaq or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

Failure to comply with governmental regulations and other legal obligations concerning data protection and cybersecurity may materially and adversely affect our business, as we routinely process data during the conduct of our business.
We routinely process data during our operations. We are subject to PRC laws and regulations, including but not limited to the PRC Data Security Law, the Cybersecurity Review Measures and the Personal Information Protection Law, governing the collecting, storing, sharing, using, processing, disclosure and protection of data on the internet and mobile platforms as well as cybersecurity. On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The PRC Data Security Law also introduces a national security review procedure for those data activities which may affect national security and imposes export restrictions on certain data information. Furthermore, along with the promulgation of the Opinions on Strictly Cracking Down Illegal Securities Activities in accordance with the Law, overseas-listed China-based companies are experiencing a heightened scrutiny over their compliance with laws and regulations regarding data security, cross-border data flow and management of confidential information from PRC regulatory authorities. On December 28, 2021, the Office of the Central Cyberspace Affairs Commission and other twelve PRC regulatory authorities jointly revised and promulgated the Cybersecurity Review Measures. The Cybersecurity Review Measures provide that critical information infrastructure operators purchasing network products and services and data processors carrying out data processing activities, which affect or may affect national security, shall apply for cybersecurity review to the cyberspace administrations in accordance with the provisions thereunder. On August 17, 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of an important industry or field, such as public communication and information service, energy, communications, water conservation, finance, public services,
e-government
affairs and national defense science, which may endanger national security, peoples’ livelihoods and public interest in the event of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. As of the date of this annual report, no detailed rules or implementation have been issued by any Protection Departments and we have not been informed that we are identified as a critical information infrastructure operator by any governmental authorities. Furthermore, since the Cybersecurity Review Measures is subject to significant uncertainty, there is the possibility that the PRC government authorities may require us to apply for the cybersecurity review. We will closely monitor the rule-making process and will assess and determine whether we are required to apply for the cybersecurity review.
On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law, which took effect on November 1, 2021. The Personal Information Protection Law aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law, and promoting the reasonable use of personal information. According to the Personal Information Protection Law, personal information includes all kinds of identified or identifiable information related to natural persons recorded by electronic or other means, but excludes de-identified
information. The Personal Information Protection Law also specified the rules for handling sensitive personal information, which includes biometrics, religious beliefs, specific identities, medical health, financial accounts, trails and locations, and personal information of teenagers under fourteen years old and other personal information, which, upon leakage or illegal usage, may easily infringe the personal dignity or harm safety of livelihood and property. Personal information handlers shall bear responsibility for their personal information handling activities, and must adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the personal information handlers will be ordered for rectification or suspension or termination of provision of services, confiscation of illegal income, subject to fines or other penalties.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.
Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the PRC territory. While detailed interpretation of the implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase the difficulties you face in protecting your interests. See also “—Risks Related to the ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law and conduct our operations primarily in China.”
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
In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit a formal application, which will be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or the affiliated entities or their subsidiaries. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible
assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations, and we may not be able to recover our loss due to such misuse or misappropriation if the third party relies on the apparent authority of such employees and acts in good faith.

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
The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiary in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiary and affiliated entities to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

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
The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that MOFCOM be notified in advance of any change-of-control
transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that MOFCOM shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.
PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may affect our ability to capitalize or otherwise fund our PRC operations.
We are an offshore holding company conducting our operations in China through our PRC subsidiary and the affiliated entities. We may make loans to our PRC subsidiary and affiliated entities, or we may make additional capital contributions to our PRC subsidiary, or we may establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or we may acquire offshore entities with business operations in China in an offshore transaction.
Most of these activities are subject to PRC regulations and approvals. For example, loans by us to our wholly owned PRC subsidiary to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. If we decide to finance our wholly owned PRC subsidiary by means of capital contributions, these capital contributions are subject to the requirement of making necessary reporting or filings in the foreign investment comprehensive administrative system and registration with other governmental authorities in China. Due to the restrictions imposed on loans in foreign currencies extended to PRC domestic companies, we are not likely to make such loans to the affiliated entities as PRC domestic companies. Further, we are not likely to finance the activities of the affiliated entities by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in value-added telecommunications services and certain other businesses.

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
Current PRC laws and regulations impose certain restrictions on foreign ownership of companies that engage in certain business operations, such as value-added telecommunications services. In June 2019, MOFCOM and the NDRC promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List (2019 version), which became effective on July 30, 2019, in order to amend the Guidance Catalogue of Industries for Foreign Investment. In December 2021, MOFCOM and the NDRC promulgated the Negative List (2021 version) which took effect on January 1, 2022. Pursuant to the Negative List (2021 version), foreign investment in value-added telecommunications services (except for
e-commerce,
domestic multiparty communication, store and forward service and call center) falls within the Negative List. As a result, foreign investors can only conduct investment activities through equity or contractual joint ventures with certain shareholding requirements and approvals from competent authorities. PRC partners are required to hold the majority interests in the joint ventures and approval from MOFCOM and the Ministry of Industry and Information Technology, or MIIT, for the incorporation of the joint ventures and the business operations.

Current PRC laws and regulations impose restrictions or prohibitions on foreign ownership and investment in companies that engage in value-added telecommunications services. We are an exempted company incorporated in the Cayman Islands. Beijing Quhuo Information Technology Co., Ltd., or WFOE, is our wholly-owned PRC subsidiary and a foreign-invested enterprise under PRC laws. We conduct our business in China through Beijing Quhuo Technology Co., Ltd., or the VIE, and its subsidiaries, or collectively the affiliated entities, in China, and may in the future commence or acquire businesses that are subject to the restrictions with respect to value-added telecommunications services. Through the VIE agreements, the shareholders of the VIE effectively assigned all of their voting rights underlying their respective equity interest in the VIE to us, which enabled us to direct the activities of the VIE that most significantly impact the VIE’s economic performance, and we, through our WFOE, have the right to receive economic benefits from the VIE that could potentially be significant to the VIE and have the obligation to absorb losses of the VIE that could potentially be significant to the VIE. We have been and expect to continue to be dependent on the affiliated entities to operate our business in China. As a result of these contractual arrangements, we are considered the primary beneficiary of the VIE and consolidate the VIE as required by Topic 810, Consolidation of Accounting Standards Codification, or the ASC.
In the opinion of our PRC counsel, Commerce & Finance Law Offices, (1) the ownership structures of WFOE and the VIE in China currently do not result in any violation of the applicable PRC laws or regulations currently in effect; and (2) the contractual arrangements between WFOE, the VIE and its registered shareholders governed by PRC laws and regulations are currently valid and legally binding on each party thereto and enforceable in accordance with the terms thereof, subject, as to enforceability, to applicable bankruptcy, insolvency, moratorium, reorganization and similar laws affecting creditors’ rights generally, the discretion of relevant governmental authorities in exercising their authority in connection with the interpretation and implementation thereof, and the application of relevant PRC laws and policies thereto, and to general equity principles. However, we have been further advised by our PRC counsel that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations, and there can be no assurance that the PRC government authorities will not take a view contrary to or otherwise different from the opinion of our PRC counsel. If the PRC government otherwise find that we are in violation of any existing or future PRC laws or regulations or lack the necessary permits or licenses to operate our and the VIE’s business, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

•	revoking our and the VIE’s business and operating licenses;

•	discontinuing or restricting any related-party transactions between our group and the affiliated entities;

•	imposing fines and penalties, confiscating the income from our company, or imposing additional requirements for our operations which we may not be able to comply with;

•
requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements and deregistering the equity pledges of the VIE, which in turn would affect our ability to consolidate, derive economic interests from, or direct the activities of the affiliated entities that most significantly impact their economic performance;

•
restricting or prohibiting our use of the proceeds of our initial public offering in July 2020 to finance our business and operations in China, particularly the expansion of our business through strategic acquisitions; or

•	restricting the use of financing sources by us or the affiliated entities or otherwise restricting our or their ability to conduct business.
Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of the affiliated entities in China, and/or our failure to receive the economic benefits from the affiliated entities, we may not be able to consolidate their financial results in our consolidated financial statements in accordance with U.S. GAAP.

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
However, these contractual arrangements may not be as effective as direct ownership in providing us with control over the affiliated entities. Any of the affiliated entities, including the VIE and its shareholders, could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. For example, the VIE may fail to pass the annual inspection of the ICP license, which would negatively impact our business operations. In the event that the shareholders of the VIE breach the terms of these contractual arrangements and voluntarily liquidate the VIE, or the VIE declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by the affiliated entities, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, if the VIE undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of the assets of the VIE, thereby hindering our ability to operate our business as well as constrain our growth.
Furthermore, we are a holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct substantially all of our operations through the affiliated entities. We receive the economic benefits of the affiliated entities’ business operations through certain contractual arrangements. The ADSs listed on the Nasdaq Stock Market represents shares of our offshore holding company instead of shares of the VIE or its subsidiaries in China. We may not be able to continue to satisfy the applicable requirements and rules with respect to such structure. If we are unable to satisfy the Nasdaq Stock Market criteria for maintaining our listing, our securities could be subject to delisting.
If the VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. Our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these agreements would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to direct the activities of the affiliated entities that most significantly impact their economic performance, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

The shareholders of the VIE may have actual or potential conflicts of interest with us, which may materially and adversely affect our business, financial condition and results of operations.
The shareholders of the VIE may have actual or potential conflicts of interest with us. These shareholders may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material adverse effect on our ability to direct the activities of the affiliated entities that most significantly impact their economic performance and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with the VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainties as to the outcome of any such legal proceedings.
Our contractual arrangements may be subject to scrutiny by the PRC tax authorities and they may determine that we or the affiliated entities owe additional taxes, which could materially and adversely affect our business, financial condition and results of operations.
Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We could face material and adverse tax consequences if the PRC tax authorities determine that our contractual arrangements were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust income of the affiliated entities in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the affiliated entities for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiary’s tax expenses. In addition, if WFOE requests the shareholders of the affiliated entities to transfer their equity interests at nominal or no value pursuant to the contractual arrangements, such transfer could be viewed as a gift and subject WFOE to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on the affiliated entities for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the affiliated entities’ tax liabilities increase or if they are required to pay late payment fees and other penalties.
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
The ADSs are listed on Nasdaq. The Nasdaq corporate governance listing standards permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We have relied on and plan to continue to rely on home country practice with respect to our corporate governance. For example, we do not have a majority of independent directors serving on our board of directors. We have also elected to not have our compensation committee and nominating and corporate governance committee consist of entirely independent directors. See “Item 6. Directors, Senior Management and Employees—C. Board Practices” for details. As a result, our shareholders may be afforded less protection than they otherwise would enjoy under the Nasdaq rules applicable to U.S. domestic issuers.
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
Our authorized and issued ordinary shares are divided into Class A ordinary shares and Class B ordinary shares (with certain shares remaining undesignated, with power for our directors to designate and issue such classes of shares as they think fit), and the ADSs represent Class A ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 15 votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
Mr. Leslie Yu, our chairman and chief executive officer, has control over us and our corporate matter. As of August 31, 2022, Mr. Yu beneficially owned all of our issued Class B ordinary shares. These Class B ordinary shares constitute approximately 10.2% of our total issued and outstanding share capital and 65.7% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, Mr. Yu has considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

The dual-class structure of our ordinary shares may adversely affect the trading market for the ADSs.
Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of the ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for the ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the ADSs.
Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and the ADSs.
Our memorandum and articles of association contain provisions which could limit the ability of others to acquire control of our company or cause us to engage in change-of-control
transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected. However, under Cayman Islands law, our board of directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the interest of our company.
Risks Related to the ADSs
The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.
The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of the ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of the ADSs.

In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

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
Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade.
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

If we do not satisfy the requirements for continued listing on Nasdaq Stock Market, the ADSs could be suspended or delisted from Nasdaq.
The ADSs are currently listed on the Nasdaq Global Market. The Nasdaq Listing Rules has minimum requirements that a company must meet for continued listing on the Nasdaq Global Market. These requirements include maintaining a minimum closing bid price of US$1.00 per ADS for a period of 30 consecutive trading days and timely filing all periodic reports.
On March 1, 2022, we received a notice from Nasdaq that we have failed to comply with the minimum closing bid price requirement set forth in Rule 5450(a)(1) of the Nasdaq Listing Rules. On August 29, 2022, we received a notification letter from the Listing Qualifications Department of the Nasdaq Stock Market, informing us that we had regained compliance with the Nasdaq Listing Rule 5450(a)(1), since the closing bid price of the ADSs had been at $1.00 per ADS or greater for 10 consecutive business days from August 12 through August 26, 2022. However, we cannot assure you that we will be able to continue to meet the financial and corporate governance requirements to qualify for continued listing, including the minimum bid price requirement of at least US$1.00 per ADS pursuant to Rule 5450(a)(1) of the Nasdaq Listing Rules.
The issuance and sale of any securities in the future may be dilutive to our existing shareholders and may cause the price of the ADSs to decline. The issuance of additional shares by us that has the effect of reducing the price of the trading price of ADSs may also prevent us from being able to maintain compliance with the minimum bid price requirement of Nasdaq Listing Rule 5450(a)(1), which may result in the ADSs being suspended or delisted from the Nasdaq Global Market. If a suspension or delisting of the ADSs were to occur, there would be significantly less liquidity in the suspended or delisted ADSs. In addition, our ability to raise additional capital through equity or debt financing would be greatly impaired.
In addition, on May 18, 2022, we received a notification letter from Nasdaq that we failed to comply with Rule 5250(c)(1) of the Nasdaq Listing Rules since we had not yet filed our annual report on Form 20-F for the fiscal year ended December 31, 2021. The delay in filing our annual report for the fiscal year ended December 31, 2021 resulted from our failure to compile all the information necessary to complete our annual financial statements. After we submitted a plan to regain compliance, Nasdaq ultimately granted us an extension until November 14, 2022 to file our annual report on Form 20-F for the fiscal year ended December 31, 2021 and thereby regain compliance with Rule 5250(c)(1) of the Nasdaq Listing Rules.
If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.
The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for the ADSs to decline.
The sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price.
Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. We had 55,379,583 Class A ordinary shares and 6,296,630 Class B ordinary shares outstanding as of August 31, 2022, including 15,971,939 Class A ordinary shares represented by ADSs.
All of the ADSs are freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act. The lockup agreement that our directors and executive officers and all of our pre-IPO
shareholders signed with the underwriters of our initial public offering has expired, and these shareholders, and the remaining Class A ordinary shares are available for sale subject to volume and other restrictions under Rule 144 and Rule 701 under the Securities Act. To date, the trading volume of the ADSs on the Nasdaq Global Market has been low and, therefore, sales of even relatively small amounts of the ADSs in the public market could adversely affect the market price of the ADSs. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of the ADSs for return on your investment.
We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.
Our board of directors has complete discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs or even lose your entire investment in the ADSs.
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
As a holder of the ADSs, you will only be able to exercise the voting rights with respect to the underlying Class A ordinary shares represented by your ADSs in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying Class A ordinary shares represented by your ADSs in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares represented by your ADSs unless you withdraw such shares. Under our amended and restated memorandum and articles of association, the minimum notice period required for convening a general meeting is ten calendar days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the underlying Class A ordinary shares represented by your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the underlying Class A ordinary shares represented by your ADSs are not voted as you requested.

You may not receive cash dividends if the depositary decides it is impractical to make them available to you.
The depositary of the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities underlying the ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of the ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.
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
Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADSs holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.
Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.
As a holder of the ADSs, you are a party to the deposit agreement under which the ADSs are issued. Under the deposit agreement, any action or proceeding against or involving the depositary arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of you owning the ADSs (including any such action or proceeding that may arise under the U.S. federal securities laws) may only be instituted in a state or federal court in New York, New York. In addition, under the deposit agreement, you, as a holder of the ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. Such exclusive jurisdiction may, among other things, discourage lawsuits against or involving us or the depositary, lead to increased costs to bring a claim or limit your ability to bring a claim in a judicial forum you find favorable.
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
A
non-U.S.
corporation, such as our company, will be considered a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. Although the law in this regard is not entirely clear, we treat the VIE (and its subsidiaries) as being owned by us for U.S. federal income tax purposes because we direct its activities that most significantly impact its economic performance and are entitled to substantially all of the economic benefits associated with it. As a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the VIE (and its subsidiaries) for U.S. federal income tax purposes, we would likely be treated as a PFIC for the current taxable year and any subsequent taxable year.
Assuming that we are the owner of the VIE (and its subsidiaries) for U.S. federal income tax purposes, and based upon our current and projected income and assets and projections as to the value of our assets, we do not believe that we were classified as a PFIC for the taxable year ended December 31, 2021. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of the ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). If our market capitalization does not increase or subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive
income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.
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
In November 2020, we acquired a 54.22% equity interest in Lailai Information Technology (Shenzhen) Co., Ltd., or Lailai, an
on-demand
workforce platform that specializes in housekeeping solutions for hotels and B&Bs, for a consideration in the form of cash and our company’s securities, in which the cash consideration had been paid. In January 2022, we acquired the remaining 45.78% equity interest in Lailai for a consideration in the form of our company’s securities. We have issued the consideration securities for the acquisition.
Effective on August 12, 2022, we changed the ratio of the ADSs to Class A ordinary shares from the then ADS ratio of one ADS to one Class A ordinary share to a new ADS ratio of one ADS representing ten Class A ordinary shares.
Our principal executive offices are located at 3rd Floor, Block A, Tonghui Building, No. 1132 Huihe South Street, Chaoyang District, Beijing, People’s Republic of China. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman,
KY1-1104,
Cayman Islands. The telephone number of our principal executive office is
(+86-10)
5923 6208. Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our main website is www.quhuo.cn. The information contained on our website is not a part of this annual report. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, New York 10168
The SEC maintains an Internet site, http://www.sec/gov, which contains reports, proxy and information statements, and other information regarding us. We also maintain an Internet site, http://ir.quhuo.cn/, for investors’ information.
Nasdaq Listing Standards Compliance
On March 1, 2022, we received a notice from Nasdaq that we have failed to comply with the minimum closing bid price requirement set forth in Rule 5450(a)(1) of the Nasdaq Listing Rules. The Nasdaq notification letter does not result in the immediate delisting of our securities. Pursuant to Rule 5810(c)(3)(A) of the Nasdaq Listing Rules, we have a compliance period of 180 calendar days, or until August 29, 2022 to regain compliance with Nasdaq’s minimum bid price requirement. If we fail to regain compliance by August 29, 2022, we may be subject to delisting, or, subject to certain conditions, transfer the listing of the ADSs to the Nasdaq Capital Market. On August 29, 2022, we received a notification letter from the Listing Qualifications Department of the Nasdaq Stock Market, informing us that we had regained compliance with the Nasdaq Listing Rule 5450(a)(1), since the closing bid price of the ADSs had been at $1.00 per ADS or greater for 10 consecutive business days from August 12 through August 26, 2022.

On May 18, 2022, we received a notification letter from Nasdaq that we failed to comply with Rule 5250(c)(1) of the Nasdaq Listing Rules since we had not yet filed our annual report on Form 20-F for the fiscal year ended December 31, 2021. The delay in filing our annual report for the fiscal year ended December 31, 2021 resulted from our failure to compile all the information necessary to complete our annual financial statements. After we submitted a plan to regain compliance, Nasdaq ultimately granted us an extension until November 14, 2022 to file our annual report on Form 20-F for the fiscal year ended December 31, 2021 and thereby regain compliance with Rule 5250(c)(1) of the Nasdaq Listing Rules.

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
To the
on-demand
consumer service companies that we serve, our solutions have become critical to their business strategy, operational focus and financial performance. We have established deep-rooted, long-standing partnerships with blue-chip industry customers in an increasing number of on-demand
consumer service industries in China. Our platform helps industry customers mobilize a large team of workers and utilize a combination of training, performance monitoring and refinement, and incentives to transform them into skilled workers who can follow industry-specific, standardized and highly efficient service procedures. Leveraging our technology capabilities, we conduct data-driven operational analysis to assist our industry customers in improving their service quality and consumer satisfaction. As of December 31, 2021, we partnered with industry customers mostly comprising top market players in their respective industries, such as
Meituan
and
Ele.me
in the
on-demand
delivery industry and other chain restaurants such as
KFC
,
Meituan Bike
,
Didi
and
Hello
in the
mobility-as-a-service
section (including bike-sharing and ride-hailing), and
Hilton Hotels and Resorts
,
Kingkey Group
,
Marriott International
, and
Kempinski Hotels
in the hotel industry.
 Our geographic footprint reached 137 cities across 31 provinces, municipalities and autonomous regions in China as of December 31, 2021.
To the workers on our platform, we believe we have become a
“go-to”
one-stop
platform that provides them with diversified, flexible earning opportunities. Workers are also attracted to our platform for career advancement prospects and various work-life support and services. We empower workers with minimal work experience to begin their career and progress with us. In the three months ended December 31, 2020 and 2021, we had approximately 54,500 and 59,400 average monthly active workers on our platform, respectively. We believe that the size of our workforce allows us to further cement our relationship with industry customers and become their partner of choice when they enter new geographical markets or new on-demand
consumer service industries. Workers on our platform are also encouraged to bring in their friends, relatives and acquaintances to continually and organically expand our workforce network. We believe that the bonds among workers on our platform can be forged by such social relations, minimizing worker turnovers and making our platform more stable.

Our ability to quickly scale up our business and effectively manage our workers rests on
Quhuo+
, a proprietary technology infrastructure that centralizes our operational management and streamlines our solution process. For workers in a management position, such as team leaders for our on-demand
delivery solutions,
Quhuo+
allows them to pinpoint workers on our platform to monitor their workload and performance, and dynamically manage staffing and maintain solution quality. With
Quhuo+
, team leaders are able to transcribe industry-specific KPIs obtained from industry customers into executable guidance for workers on our platform, and benchmark workforce performance across all workers and teams based on data-driven analytics to refine our solutions and optimize our operational efficiency. For rank-and-file
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

Our Solutions
We have established a solid market presence in the
on-demand
industry and continued to expand into other industries by leveraging our accumulated industry knowledge and operational experience. We currently provide the following industry-tailored operational solutions, including on-demand
delivery solutions, mobility service solutions and housekeeping solutions.
On-demand
delivery solutions
We launched our
on-demand
delivery solutions in February 2013 with a focus on prepared food, and recently expanded our service scope to the delivery of other items, such as grocery and fresh food. We operate exclusively under the premium delivery model, which is characterized by, among others, higher service quality, service reliability and delivery speed compared to the crowdsourcing model. According to the F&S report, driven by the incentive to improve their returns and strengthen their brands through high-quality delivery services, major on-demand
delivery platforms have gradually adopted the premium delivery model since 2015 and have fully partnered with third-party workforce operational solution platforms, such as us, to fulfill premium deliveries in lieu of in-house
delivery operations. With our
on-demand
delivery solutions, industry customers are able to scale up their delivery coverage quickly and complete additional deliveries at low incremental costs.

Our industry customers typically divide their intra-city delivery network into a number of delivery areas. We and our industry customers generally enter into a standard form delivery service agreement, pursuant to which we are assigned certain number of delivery areas within a city. We deploy delivery riders on our platform to serve each industry customer. On the one hand, each delivery rider on our platform, after being assigned to a certain industry customer, obtains access to that customer’s mobile app and dispatch portal to receive and complete delivery orders. We, on the other, offer onboarding logistics support and training, and manage delivery riders on our platform through
Quhuo+
. With our support, each team leader on our platform sets up a service station for one or more delivery areas and supervises all delivery riders in that service station under a unified management standard. Our team leaders also manage customer relationships within their assigned delivery areas. Under the supervision of the team leader, all delivery riders dispatched from a specific service station will be responsible solely for the delivery orders initiated within and destined for that delivery area. We may adjust the dispatch of workers among different delivery areas to accommodate the peak demand and seasonality swings for different industry customers.
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
on-demand
delivery solutions:

As of December 31, 2021, we delivered our
on-demand
delivery solutions in 90 cities in China. In the three months ended December 31, 2019, 2020 and 2021, our average monthly delivery riders were over 39,900, 48,900 and 52,800 respectively, and the average monthly delivery orders fulfilled by those delivery riders were approximately 29.2 million, 36.5 million and 52.8 million, respectively.
Mobility service solutions
Our mobility service solutions comprise ride-hailing solutions, shared-bike maintenance solutions and freight service solutions.
Ride-hailing solutions
We launched our ride-hailing solutions in October 2018. Under the current regulatory regime in China, ride-hailing drivers are required to obtain licenses both for themselves and for the vehicles they steer. Ride-hailing companies and drivers may be subject to fines and bans for violation of the relevant regulations. We attract ride-hailing companies with our access to a fleet of qualified ride-hailing drivers that are in short supply. We attract qualified candidates to our platform with our car leasing arrangements, under which we sublease vehicles with the requisite license to drivers and charge them monthly rental fees. As a result, we relieve their financial burden in obtaining a vehicle when they enter the ride-hailing market. We also provide them with strong driver-centric support and services, such as filing for insurance claims, roadside assistance and vehicle repair and maintenance. In addition to inviting qualified ride-hailing drivers to join us, we also motivate workers with driving skills on our platform to obtain the required permit so that they could become qualified ride-hailing drivers and take part in our ride-hailing solutions. As of December 31, 2021, we had over 550 full-time ride-hailing drivers on our platform. We believe that it is more cost-effective to convert existing eligible workers on our platform into drivers than to attract new drivers through referrals or marketing campaigns and that our access to a large pool of eligible workers represents incremental growth potential.
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

As of December 31, 2021, we delivered our ride-hailing solutions to a major ride-hailing company in eight cities. Drivers on our platform fulfilled approximately 4.2 million rides in 2021.
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
and transportation of
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
We derive revenue from service fees paid by bike-sharing companies based on specific indicators for maintenance and transportation services, respectively. As of December 31, 2021, we delivered shared-bike maintenance solutions in 49 cities.
Freight service solutions
We commenced our freight service solutions for industry customers in July 2021 by fulfilling end-to-end
intra-city and long-distance transportation orders. We deploy truck fleets to serve our industry customers and pay service fees to such fleets. As of December 31, 2021, we delivered our freight service solutions to two industry customers. We fulfilled approximately 23,500 rides in 2021.
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
We derive revenue from service fees paid by our industry customer based on service hours and/or the number of fulfilled orders, subject to
KPI-based
adjustments. As of December 31, 2021, we delivered housekeeping solutions in 79 cities.

In addition, we continuously tap into new industries to provide diversified, flexible earning opportunities for workers on our platform. As of the date of this annual report, we provide other services including B&B operation services. We derive revenue primarily from service fees paid by industry customers based on the number of fulfilled orders.
Our Geographic Footprint
We operate across multiple industries within a single city in a highly efficient manner as we consolidate the management of each business line based on
Quhuo+
and our offline business support team. As of December 31, 2021, our geographic footprint reached 137 cities across 31 provinces, municipalities and autonomous regions in China, among which we provided solutions for multiple industries in 66 cities.
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
The number of our average monthly active workers increased from over 40,800 in the three months ended December 31, 2019 to approximately 54,500 in the three months ended December 31, 2020, and further to 59,400 in the three months ended December 31, 2021. We believe we have become a
“go-to”
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
We manage workers on our platform primarily through
Quhuo+
. We provide comprehensive support to a novice worker in discharging his or her daily work routines and to a team leader in managing work assignment and tracking performance. We help workers with working gear and provide them with training and other resources to help them smoothly get started and elevate their productivity and earning levels. We also assist them in emergency assistance and applicable permits and license application. We cultivate a work environment that encourages every worker to take on more responsibilities, providing the support and the opportunity for them to not only make a living but also pursue a long-term career with us. As a novice worker accumulates the work experience and develops management skills, we offer the advancement opportunity to become a team leader and more. We also provide performance-based incentives to award excellence and motivate internal competition.
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
With
Quhuo+
, we have assigned an internal team of operational managers to track and benchmark the performance data generated from our service stations for our on-demand
delivery solutions and assist our team leaders in formulating performance improvement plans for the service stations they are in charge of. Our operational managers communicate with team leaders periodically to review the operating data on
Quhuo+
and discuss measures to address any issues identified. They are also in charge of maintaining relationships with industry customers, helping team leaders design and implement service fee plans of their respective service stations, applying for large expenses on behalf of their designated service stations, and assisting each service station in optimizing efficiency and reducing cost, logistics management, annual inspection of business registration, corporate culture development, and tax and financing matters. We believe our operational managers are able to help team leaders become more adaptive to the management role and develop and improve their effective managerial skills by applying the data and functions on
Quhuo+
. As of December 31, 2021, we had a team of 401 operational managers, all employed by us.
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
Our Technology
Quhuo+
forms the backbone of our business operations. We strategically designed
Quhuo+
to be flexible and scalable with modularized functions. See “—Quhuo+” for details. As of December 31, 2021, we had a dedicated team of 53 technology research and development professionals with an average of five years of the relevant industry experience.
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
Intellectual Property
We regard our trademarks, domain names,
know-how,
proprietary technologies and other similar intellectual properties as critical to our success, and we rely on trademark and trade secret laws and confidentiality and non-compete
agreements with our employees and others to protect our proprietary rights. As of the date of this annual report, we hold or otherwise have legal right to use 29 registered copyrights for software and 39 registered trademarks in China.
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

Insurance
We maintain various insurance policies to safeguard against risks and unexpected events. We purchase personal accident insurance for workers engaged in our on-demand
delivery and shared-bike maintenance solutions, and automobile insurance for drivers engaged in our ride-hailing solutions. We purchase commercial liability insurance to protect our business against claims of property damage and bodily injury. We also provide our employees with social security insurance, including pension insurance, unemployment insurance, work-related injury insurance and medical insurance. However, we do not maintain property insurance policies covering our equipment and facilities for losses due to fire, earthquake, flood or any other disaster, except for certain service stations for our on-demand
delivery solutions. Consistent with customary industry practice in China, we do not maintain business interruption insurance or key employee insurance for our executive officers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We have limited insurance coverage which could expose us to significant costs and business disruption.”
Regulations
This section sets forth a summary of the most significant rules and regulations that affect our business and operations in China.
Regulations Relating to Foreign Investment
Special Management Measures (Negative List) for the Access of Foreign Investment
Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, or the Guidance Catalog, which was promulgated and is amended from time to time by the Ministry of Commerce, or MOFCOM, and the National Development and Reform Commission, or the NDRC. The Guidance Catalog lays out the basic framework for foreign investment in China, classifying businesses into three categories with regard to foreign investment: “encourage,” “restricted,” and “prohibited.” Industries not listed in the catalog are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws. In addition, in December 2021, MOFCOM and the NDRC promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List (2021 version), which became effective on January 1, 2021 to amend the Guidance Catalog. Foreign investment in value-added telecommunications services (except for
e-commerce,
domestic multiparty communication store and forward service and call center) falls within the Negative List. As a result, foreign investors can only conduct investment activities through equity or contractual joint ventures with certain shareholding requirements and approvals from competent authorities. PRC partners are required to hold the majority interests in the joint ventures and approval from MOFCOM and the Ministry of Industry and Information Technology, or MIIT, for the incorporation of the joint ventures and the business operations. The Negative List (2021 version) further provides that where a domestic enterprise engaged in the business in the prohibited category seeks to issue and list its shares overseas, it shall complete an examination process and obtain approval of the relevant competent authorities of the State Council.
Pursuant
to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises promulgated by the State Council in December 2001 and most recently amended in 2022, or the FITE Regulations, the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50% unless otherwise allowed by the competent PRC governmental authorities. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunications business in China, it must obtain approvals from MIIT, which retain considerable discretion in granting approvals. MIIT issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or MIIT Circular, in July 2006. MIIT Circular reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign invested enterprises and obtain telecommunications business operating licenses to conduct any value-added telecommunications business in China. Under MIIT Circular, a domestic company that holds a telecommunications business operating license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China.

To comply with PRC laws and regulations, we rely on contractual arrangements with the VIE to operate our business in China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.”
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
Licenses, Permits and Filings
The PRC government extensively regulates the telecommunications industry, including the internet sector. The State Council, MIIT, MOFCOM, the State Administration for Market Regulation, or the SAMR, the former State Administration of Press, Publication, Radio, Film and Television (which has been replaced by the State Administration of Radio and Television), the former China Banking Regulatory Commission, or the CBRC, and other relevant government authorities have promulgated an extensive regulatory scheme governing telecommunications. New laws and regulations may be adopted from time to time that will require us to obtain additional licenses and permits in addition to those that we currently have and will require us to address new issues that arise from time to time. In addition, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the telecommunications.
We and the VIE are required to hold certain licenses and permits and to make certain filings with the relevant PRC governmental authorities in connection with various aspects of our and the VIE’s business, including the following:
Value-added Telecommunications Business Operating Licenses
The PRC Telecommunications Regulations, or the Telecom Regulations, which were issued by the State Council in 2000 and were most recently amended in February 2016 are the primary governing law on telecommunications services. The Telecom Regulations set out the general framework for the provision of telecommunications services by PRC entities. Under the Telecom Regulations, telecommunications service providers are required to procure operating licenses prior to their commencement of operations. The Telecom Regulations draw a distinction between “basic telecommunications services” and “value-added telecommunications services.” A “Catalog of Telecommunications Business” was issued as an attachment to the Telecom Regulations to categorize telecommunications services as basic or value-added. In December 2015, MIIT released the Catalog of Telecommunications Business (2015 Revision), or the 2015 Telecom Catalog, which was implemented in March 2016. Under the 2015 Telecom Catalog, both the online data processing and transaction processing business and information service business, continue to be categorized as value-added telecommunications services.
In March 2009, MIIT issued the Administrative Measures for Telecommunications Business Operating Permit, or the Telecom Permit Measures, which was implemented in 2009 and most recently amended in 2017. Pursuant to the Telecom Permit Measures, the operation scope of the value-added telecommunications business operating license, or the VATS license, shall detail the permitted activities of the enterprise to which it is granted. An approved telecommunications services operator shall conduct its business in accordance with the specifications recorded on its VATS License. The VATS Licenses can be further categorized based on the specific business operations permitted to be carried out under such licenses, including among others, the VATS Licenses for internet information services, or the ICP License, and the VATS License for electronic data interchange business, or the EDI License. In addition, a VATS License holder is required to obtain approval from the original permit-issuing authority prior to any change to its shareholders, business scope or other information recorded on such license. In February 2015, the State Council has issued the Decisions on Cancelling and Adjusting a Batch of Administrative Approval Items, which, among others, replaced the pre-registration
approval requirement for telecommunications business with post-registration approval requirement.

In September 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures, most recently amended in January 2011. Under the Internet Measures, “internet information services” refer to the provision of information through the internet to online users and are divided into “commercial internet information services” and
“non-commercial
internet information services.” Commercial internet information services operators shall obtain an ICP License from the relevant government authorities within China.
Food Operation Permit
China has adopted a licensing system for food supply operations under the Food Safety Law and its implementation rules. Entities or individuals that intend to engage in food production, food distribution or food service businesses must obtain licenses or permits for such businesses. However, a permit is not required for the sales of edible agricultural products and pre-prepacked
food. In case where only
pre-packaged
food is sold, a filing shall be made with the local food safety regulatory department of the local people’s government at or above the county level for the record. Pursuant to the Administrative Measures on Food Operation Licensing issued by the China Food and Drug Administration in August 2015 and amended in November 2017, an enterprise needs to obtain a Food Operation Permit from the local food and drug administration, and the permits already obtained by food business operators prior to the effective date of these new measures will remain valid for their originally approved validity period.
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
Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by MIIT in December 2011 and implemented in March 2012, an internet information service provider may not collect any user personal information or provide any such information to third parties without the consent of the user. An internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An internet information service provider is also required to properly maintain the user’s personal information, and in case of any leak or likely leak of the user’s personal information, the internet information service provider must take immediate remedial measures and, in severe circumstances, immediately report to the telecommunications authority. Moreover, pursuant to the Ninth Amendment to the Criminal Law issued by the SCNPC in August 2015 and implemented in November 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for the result of (1) any dissemination of illegal information in large scale; (2) any severe effect due to the leakage of the client’s information; (3) any serious loss of criminal evidence; or (4) other severe situation. Any individual or entity that (1) sells or provides personal information to others in a way violating the applicable law, or (2) steals or illegally obtains any personal information, shall be subject to criminal penalty in severe situation. In addition, the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information, issued in May 2017 and implemented in June 2017, clarified certain standards for the conviction and sentencing of the criminals in relation to personal information infringement.

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
On June 10, 2021, the SCNPC promulgated the Data Security Law, which took effect on September 1, 2021. The Data Security Law introduces a data classification and hierarchical protection system based on the level of importance of the data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective data category. In addition, the Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information. No entity or individual within the territory of the PRC may provide foreign judicial or law enforcement authorities with the data stored within the territory of the PRC without the approval of competent PRC authorities.
In April 2020, the CAC and several other administrations jointly promulgated the Cybersecurity Review Measures, which became effective on June 1, 2020. On December 28, 2021, the CAC, the NDRC, the SAMR, the MIIT and certain other PRC governmental authorities, jointly released the revised Cybersecurity Review Measures, which took effect on February 15, 2022. The revised Cybersecurity Review Measures provide, among others, that operators of critical information infrastructure that intend to purchase network products and services that affect or may affect national security shall file for cybersecurity review with the Cybersecurity Review Office under the CAC. However, the scope of network products or data processing activities that affect or may affect national security is still unclear, and there remains significant uncertainty in the interpretation and enforcement of relevant regulations.

The Personal Information Protection Law was promulgated by the SCNPC on August 20, 2021, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. The Personal Information Protection Law sets forth detailed rules on processing personal information, clarifies the relevant rights of the individuals and the obligations of the personal information processors, and further strengthens the liabilities for illegal processing of personal information. Only where there is a specific purpose and sufficient necessity, and under circumstances where strict protection measures are taken, may personal information processors process sensitive personal information. A personal information processor shall inform the individual of the necessity of processing such sensitive personal information and the impact thereof on the individual’s rights and interest. Nonetheless, the Personal Information Protection Law raises the protection requirements for processing personal information, and many specific requirements remain to be clarified by the CAC, other regulatory authorities, and courts in practice.
Furthermore, the Data Outbound Transfer Security Assessment Measures (Draft for Comments), or the Draft Security Assessment Measures, was released by the CAC for public comment on October 29, 2021. The Draft Security Assessment Measures provide that, among others, data processors shall apply to competent authorities for security assessment when transferring important data abroad or when, in the case of a personal information processor that has processed personal information of more than one million individuals, transferring personal information abroad.
On November 14, 2021, the CAC published for public comment the Regulations on Network Data Security Management (Draft for Comments), or the Draft Network Data Security Regulations, which applies to activities relating to the use of networks to carry out data processing activities within the territory of the PRC. In accordance with the Draft Network Data Security Regulations, data processors shall apply for a cybersecurity review for overseas listing of data processors which process over one million users’ personal information. In addition, the Draft Regulations also require that data processors processing important data or going public overseas shall conduct an annual data security self-assessment or entrust a data security service institution to do so, and submit the data security assessment report for the previous year to the local branch of the CAC before January 31 each year. As of the date of this annual report, the Draft Network Data Security Regulations has not been formally adopted and its final content, interpretation, implementation and effective date may be subject to change with substantial uncertainty.
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
Copyright
The PRC Copyright Law, or the Copyright Law, which took effect on June 1, 1991 and was amended in 2001 and 2010, provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. The Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, the Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center. According to the Copyright Law, an infringer of the copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners and compensating the loss of copyright owner. Infringers of copyright may also subject to fines and/or administrative or criminal liabilities in severe situations. The PRC Copyright Law was recently amended on November 11, 2020 and came into effect on June 1, 2021.
Pursuant to the Computer Software Copyright Protection Regulations promulgated by the State Council on December 20, 2001 and amended on January 30, 2013, Chinese citizens, legal persons and other organizations shall enjoy copyright on software they develop, regardless of whether the software is released publicly. Software copyright commences from the date on which the development of the software is completed. The protection period for software copyright of a legal person or other organizations shall be 50 years, concluding on December 31 of the 50th year after the software’s initial release. The software copyright owner may go through the registration formalities with a software registration authority recognized by the State Council’s copyright administrative department. The software copyright owner may authorize others to exercise that copyright and is entitled to receive remuneration.
Patent
According to the PRC Patent Law (revised in 2008), the State Intellectual Property Office is responsible for administering patent law in the PRC. The patent administration departments of provincial, autonomous region or municipal governments are responsible for administering patent law within their respective jurisdictions. The Chinese patent system adopts a first-to-file
principle, which means that when more than one person files different patent applications for the same invention, only the person who files the application first is entitled to obtain a patent of the invention. Patents in China fall into three categories: invention, utility model and design. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness and practicability. A patent is valid for twenty years in the case of an invention and ten years in the case of utility models and designs. The PRC Patent Law was recently amended on October 17, 2020 and came into effect on June 1, 2021.
Regulations Relating to Labor Protection in the PRC
Labor Contract Law
The PRC Labor Contract Law, or the Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012, is primarily aimed at regulating rights and obligations of employer and employee relationships, including the establishment, performance and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between employers and the employees. Employers are prohibited from forcing employees to work above certain time limit and employers shall pay employees for overtime work in accordance with national regulations. In addition, employee wages shall be no lower than local standards on minimum wages and must be paid to employees in a timely manner.

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
PRC Civil Code
Pursuant to the PRC Civil Code, which was promulgated by the National People’s Congress on December 26, 2009 and became effective on July 1, 2010, employers shall bear tortious liability for any injury or damage caused to other people by their employees in the course of their work. Parties that use dispatched labor shall bear tortious liability for any injury or damage caused to other people by dispatched personnel during the course of their work during the labor dispatch period; the labor dispatching party shall bear corresponding supplementary liability where it is at fault.
Social insurance and housing fund
As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions of the State Council on the Establishment of a Unified Program for
Old-Aged
Pension Insurance issued on July 16, 1997, the Decisions of the State Council on the Establishment of the Medical Insurance Program for Urban Workers promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999 and the PRC Social Insurance Law implemented on December 29, 2018, employers are required to provide their employees in the PRC with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance and medical insurance. These payments are made to local administrative authorities. Any employer that fails to make social insurance contributions may be ordered to rectify the non-compliance
and pay the required contributions within a prescribed time limit and be subject to a late fee. If the employer still fails to rectify the failure to make the relevant contributions within the prescribed time, it may be subject to a fine ranging from one to three times the amount overdue. In accordance with the Regulations on the Management of Housing Fund which was promulgated by the State Council in 1999 and amended in 2002 and 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employer and employee are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time.
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

Regulations Relating to Overseas Listing
On December 24, 2021, the CSRC issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or collectively, the Draft Overseas Listing Regulations, which propose to require PRC companies and their overseas special purpose vehicles to file with the CSRC and meet compliance rules for their listing in overseas markets. Specifically, an overseas offering and listing by a PRC company, whether directly or indirectly, an initial or follow-on
offering, must be filed with the CSRC. The examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be deemed as a PRC company’s indirect overseas offering and listing if the issuer meets the following conditions: (1) any of the operating income, gross profit, total assets, or net assets of the PRC enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (2) senior management personnel responsible for business operations and management are mostly PRC citizens or have domicile in the PRC, and the principal place of business is in the PRC or main business activities are carried out in the PRC. The issuer or its affiliated PRC entity, as the case may be, shall file with the CSRC for its initial public offering, follow-on
offering and other equivalent offering activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on
offering within three business days after the completion of the follow-on
offering. Failure to comply with the filing requirements may result in fines to the relevant PRC companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. The Draft Overseas Listing Regulations also set forth certain regulatory red lines for overseas offerings and listings by PRC enterprises.
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
Pursuant to the Circular on Further Promoting the Cross-border Trade and Investment Facilitation, or SAFE Circular 28, which was promulgated by SAFE on October 23, 2019, non-investment
foreign-invested companies are allowed to conduct domestic equity investment with settled capital from foreign exchange if such investment projects are true and compliant and do not otherwise violate the existing Special Management Measures (Negative List) for the Access of Foreign Investment.
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
Regulations on Dividend Distribution
The principal laws, rules and regulations governing dividend distribution by foreign-invested enterprises in the PRC are the Company Law of the PRC, as amended, the Foreign Investment Law and its implementation regulations. Under these laws, rules and regulations, foreign-invested enterprises may pay dividends only out of their accumulated profit, if any, as determined in accordance with PRC accounting standards and regulations. Under the current regulatory regime in the PRC, foreign-invested enterprises in the PRC may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax
profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

C.	Organizational Structure
The following diagram illustrates our simplified corporate structure, including our principal subsidiaries, the VIE and its subsidiaries, as of the date of this annual report:

(1)
The shareholders of Beijing Quhuo Technology Co., Ltd., or Beijing Quhuo, include Lili Sun, spouse of Mr. Leslie Yu, Mr. Shuyi Yang, Mr. Zhen Ba, Ningbo Maiken Investment Management LLP and Mr. Tongtong Li, holding 25.7264%, 24.9784%, 9.6547%, 38.8250% and 0.8154% of the equity interests of Beijing Quhuo, respectively.

(2)	The remaining 30% of the equity interests of Nantong Runda Marketing Planning Co., Ltd. is owned by two independent individuals.
(3)	The remaining 49% of the equity interests of Jiangxi Youke Automobile Rental Service Co., Ltd. is owned by an independent individual.
(4)	The remaining 45% of the equity interest of Haikou Chengtu Network Technology Co., Ltd. is owned by three independent third parties.
(5)
In November 2020, we acquired a 54.22% equity interest in Lailai Information Technology (Shenzhen) Co., Ltd., an
on-demand
workforce platform that specializes in housekeeping solutions for hotels and B&Bs. In January 2022, we acquired the remaining 45.78% equity interest in Lailai.

The following table sets out the details of our subsidiaries and the affiliated entities that are significant to us.

Subsidiaries	Place of Incorporation
Quhuo Investment Limited	BVI
Quhuo Technology Investment (Hong Kong) Limited	Hong Kong
Beijing Quhuo Information Technology Co., Ltd.	PRC

Affiliated Entities	Place of Incorporation
Beijing Quhuo Technology Co., Ltd.	PRC
Shanghai Quhuo Network Technology Co., Ltd.	PRC
Ningbo Xinying Network Technology Co., Ltd.	PRC
Nantong Runda Marketing Planning Co., Ltd.	PRC
Shanghai Yijida Network Technology Co., Ltd.	PRC
Ningbo Desheng Wanchun Network Technology Co., Ltd.	PRC
Ningbo Quhuo Network Technology Co., Ltd.	PRC
Ningbo Dagong Network Technology Co., Ltd.	PRC
Jiangxi Youke Automobile Rental Service Co., Ltd.	PRC
Haikou Chengtu Network Technology Co., Ltd	PRC
Shenzhen Lailai Information Technology Co., Ltd.	PRC
Hainan Xinying Technology Co., Ltd.	PRC
Hainan Quhuo Technology Co., Ltd.	PRC
Our Contractual Arrangements
Current PRC laws and regulations impose restrictions or prohibitions on foreign ownership and investment in companies that engage in value-added telecommunications services. We are a company registered in the Cayman Islands, and WFOE, our PRC subsidiary, is a foreign-invested enterprise under PRC laws. We conduct our business in China through Beijing Quhuo, the VIE, and its subsidiaries, or collectively the affiliated entities, in China, and may in the future commence or acquire businesses that are subject to the restrictions with respect to value-added telecommunications services. We have entered into a series of contractual arrangements, through WFOE, with the VIE and its registered shareholders to direct the activities of the affiliated entities that most significantly impact their economic performance, through which we commence our business.
Through the VIE agreements, the shareholders of the VIE effectively assigned all of their voting rights underlying their respective equity interest in the VIE to us, which enabled us to direct the activities of the VIE that most significantly impact its economic performance, and we, through our WFOE, have the right to receive economic benefits from the VIE that could potentially be significant to the VIE and have the obligation to absorb losses of the VIE that could potentially be significant to the VIE.
As a result of our direct ownership in WFOE and the contractual arrangements with the VIE, we are considered the primary beneficiary of the VIE and consolidate the VIE as required by ASC Topic 810, Consolidation.
The following is a summary of the currently effective contractual arrangements by and among WFOE, the VIE and its shareholders.
Power of Attorney
. Pursuant to the power of attorney dated as of August 23, 2019 executed and issued by the VIE’s shareholders, each of them irrevocably appointed and authorized WFOE or its designee(s) to act on their respective behalf as exclusive agent and attorney-in-fact,
to the extent permitted by PRC law, with respect to all rights of shareholders concerning all the equity interest held by each of these shareholders in the VIE, including but not limited to the power to vote on its behalf on all matters of the VIE requiring shareholder approval under PRC laws and regulations and the articles of association of the VIE, rights to information relating to all business aspects of the VIE, proposing to convene or attend shareholder meetings, signing the resolutions and minutes of such meetings, exercising all the other rights as shareholders, such as nomination rights, appointment rights, the right to receive dividends and the right to sell, transfer, pledge or dispose of all the equity held in part or in whole.

Equity Interest Pledge Agreements
. Under each of the equity interest pledge agreements dated as of August 23, 2019 entered into by and among WFOE, the VIE and each of its shareholders, each of the VIE’s shareholders will pledge all of their equity interests in the VIE to WFOE as security and guarantee on performance of the respective obligations of the VIE and each of its shareholders under the exclusive call option agreement, the exclusive business cooperation agreement and the power of attorney. If any of the VIE or its shareholders breach their contractual obligations under those agreements, WFOE, as the pledgee, will be entitled to certain rights, including enforcing the pledge immediately. WFOE may transfer all or any of its rights and obligations under any of the equity interest pledge agreements to its designee(s) any time after notifying the VIE and the signing shareholder. This pledge has become effective since the date the pledged equity interests were registered with the competent administration for industry and commerce and will remain in effect until the fulfillment of all the obligations under the exclusive call option agreement, the exclusive business cooperation agreement and the power of attorney.
Letters of Shareholder Undertaking, Letters of Spousal Undertakings and Letter of Confirmation
. Pursuant to each of the letters of shareholder undertaking dated as of August 23, 2019 executed and provided by each of the individual shareholders of the VIE, each of the letters of spousal undertakings dated as of as of August 23, 2019 executed and provided by each of the spouse of the VIE’s individual shareholders and a letter of confirmation dated as of August 23, 2019 executed and issued by Mr. Leslie Yu in favor of us, each of the individual shareholders and the spouse of such shareholders, among others, (1) confirmed the duly authorization and validity of and the arrangements under the exclusive call option agreement, the exclusive business cooperation agreement, the equity interest pledge agreements and the power of attorney, (2) unconditionally and irrevocably agreed that the in the event of their deaths, incapacity or other circumstances under which they no longer have the ability to perform their obligations under the agreements described herein, their respective equity interests in the VIE together with all interests attached thereto will be transferred, free of charge and without any condition, to WFOE or its designee(s) to the extent permitted by PRC laws; and (3) confirmed that the respective equity interests of the VIE’s shareholders in the VIE are exclusive and personal assets of such shareholders, instead of common assets jointly owned with their respective spouse, and agreed to be subject to the obligations and arrangements under the agreements described herein in the event any equity interest in the VIE will be held by the respective spouse of such shareholders.
Exclusive Business Cooperation Agreement
. Pursuant to the exclusive business cooperation agreement dated as of August 23, 2019 entered into by and between WFOE and the VIE, WFOE has the exclusive right, during the term of the exclusive business cooperation agreement to provide or designate any third-party to provide, among others, comprehensive business support, technological support, and relevant consulting services, the scope of which is to be determined by WFOE from time to time. WFOE owns the exclusive intellectual property rights created as a result of the performance of this agreement. In exchange, the VIE and its subsidiaries pay service fees to WFOE at the time and in an amount to be determined by WFOE in its sole discretion. This agreement shall remain effective for ten years from the execution date and may be extended by WFOE at its sole discretion.
Exclusive Call Option Agreement
. Under the exclusive call option agreement dated as of August 23, 2019 entered into by and between WFOE, the VIE and its shareholders, each of the shareholders of the VIE irrevocably granted WFOE or its designated representatives an exclusive right to purchase, to the extent permitted by the PRC laws and regulations and at the sole discretion of WFOE all or any part of their equity interests in the VIE at a purchase price equal to the lowest price permissible under the PRC laws and regulations. The shareholders of the VIE shall also promptly give all considerations they received from the exercise of the options to WFOE or its designee(s). WFOE or its designated representatives have sole discretion as to when to exercise such options, either in part or in full. Without prior written consent of WFOE, the VIE’s shareholders shall not, among others, sell, transfer, mortgage, create any pledge or encumbrance on or otherwise dispose their equity interests in the VIE. The term of this agreement is ten years and may be extended at WFOE’s sole discretion until the entire equity interests in the VIE transferred to WFOE or its designee(s).

In the opinion of Commerce & Finance Law Offices, our PRC legal counsel, the ownership structures of the VIE and WFOE currently do not result in any violation of applicable PRC laws and regulations currently in effect; and the contractual arrangements between WFOE, the VIE and its shareholders governed by PRC law currently are valid and legally binding on each party thereto and enforceable in accordance with the terms thereof, subject as to enforceability to applicable bankruptcy, insolvency, moratorium, reorganization and similar laws affecting creditors’ rights generally, the discretion of relevant governmental authorities in exercising their authority in connection with the interpretation and implementation thereof, and the application of relevant PRC laws and policies thereto, and to general equity principles.
However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to or otherwise different from the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIE is found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The PRC government may find that the contractual arrangements that establish our corporate structure for operating our business do not comply with applicable PRC laws and regulations,” “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Enterprise Investment Law and how it may impact the viability of our current corporate structure, corporate governance, business, financial condition, results of operations and prospects” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”
Financial Support Undertaking Letters
We executed a financial support undertaking letter addressed to the VIE, pursuant to which we irrevocably undertake to provide unlimited financial support to the VIE to the extent permissible under the applicable PRC laws and regulations, regardless of whether the VIE has incurred an operational loss. The form of financial support includes but is not limited to cash, entrusted loans and borrowings. We will not request repayment of any outstanding loans or borrowings from the VIE if it or its shareholders do not have sufficient funds or are unable to repay such loans or borrowings. The financial support undertaking letter is effective from the date of the other agreements entered into among WFOE, the VIE and its shareholders until the earlier of (1) the date on which all of the equity interests of the VIE have been acquired by us or our designated representative(s), and (2) the date on which we in our sole and absolute discretion unilaterally terminate the applicable financial support undertaking letter by giving
30-day
prior written notice to the VIE.
We expect to provide the financial support if and when required with a portion of the proceeds from our initial public offering in July 2020 and proceeds from the issuance of equity or debt securities in the future.

D.	Property, plants and equipment
Our principal executive offices are located in Beijing, China, where we lease premises of approximately 1,466 square meters, with a lease term of two years. As of December 31, 2021, we leased properties in other cities with an aggregate of over 7,400 square meters to support our business operations, with lease terms primarily ranging from one to two years.
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
We currently provide industry-tailored operational solutions, including on-demand
delivery solutions, mobility service solutions and housekeeping solutions. We generate revenue primarily from service fees paid by our industry customers, and to a lesser extent, from rental fees under our car leasing agreements with drivers engaged in our ride-hailing solutions. We incur cost from paying service fees to workers engaged in our solutions as independent contractors.
We have grown rapidly in recent years to achieve greater economies of scale. Our revenues were RMB2,055.8 million, RMB2,580.8 million and RMB4,025.3 million (US$631.7 million) in 2019, 2020 and 2021, respectively. We recorded net loss of RMB13.4 million, RMB5.6 million and RMB191.2 million (US$30.0 million) in 2019, 2020 and 2021, respectively. Excluding the effect of share-based compensation expenses, we recorded adjusted net income of RMB51.4 million and RMB77.1 million in 2019 and 2020, respectively, and adjusted net loss of RMB122.3 million (US$19.2 million) in 2021. See “—Non-GAAP Financial Measures.”
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
Our ability to grow
on-demand
delivery solutions
We currently generate substantially all of our revenues from on-demand
delivery solutions, and our ability to grow these solutions is critical to our results of operations and financial condition. Factors affecting the growth of our on-demand
delivery solutions include the overall market demand for online ordering of prepared food, the competitiveness of our solutions in terms of service quality and pricing, our ability to maintain and increase our fee levels vis-à-vis
industry customers, our strategic partnerships with blue-chip industry customers, our relationships with workers on our platform, and our ability to increase the share of wallet from industry customers in the current geographical markets where we operate as well as our ability to expand into new geographical markets. Adverse changes of these factors will affect our ability to grow on-demand
delivery solutions.

Our ability to expand our customer portfolio and industry coverage
Certain industry customers for our
on-demand
delivery solutions have contributed a significant portion of our revenues in the past. The business performance of these industry customers will affect our results of operations and prospects. We continually seek to diversify our customer portfolio to reduce the concentration of our revenue stream through competitive solution offerings. In addition, we launched mobility service and housekeeping solutions in recent years, and we plan to continue to expand into new industries. Our platform and business model in the new industries we recently entered into have not been fully proven given our limited operating history. We may incur significant cost and experience a prolonged ramp-up
period, and our ability to apply our accumulated industry knowledge and operational experience to these new industries is critical to our business growth and prospects.
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
Quhuo+
, to accommodate the expanded scope and heightened complexity of our operations. An enhanced technology infrastructure based on
Quhuo+
will allow us to continually optimize our operational efficiency, refine our solutions through improved data-driven analytics, facilitate our expansion into new geographical markets and industries. We also continue to invest in talent, particularly technicians, engineers and other tech-related talents, which will increase our research and development expenses. Our ability to maintain and improve the functionality of our technology infrastructure in line with our business scale will be a key driver for our sustainable growth.

Seasonality
We experience seasonality in our business, primarily attributable to the seasonality of our industry customers’ businesses. For example, we generally experience an increase in demand for our on-demand
delivery solutions during inclement weather conditions and holidays and suffer a shortage of workforce during Chinese New Year holidays which may fall between late January and late February. Other seasonal trends may develop, or these current seasonal trends may become more extreme, which would contribute to fluctuations in our results of operations.
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
COVID-19
outbreak
Since the outbreak of
COVID-19
throughout China and other countries and regions, a series of precautionary and control measures have been implemented worldwide to contain the virus. The outbreak of
COVID-19
has had certain negative impact on the overall economy of the regions where we deliver our solutions. Many businesses and social activities in China and other countries and regions have been severely disrupted, including those of our industry customers. The global outbreak has also caused market panics, which materially and negatively affected the global financial markets, such as the plunge of global stocks on major stock exchanges in the middle of March 2020. Such disruption and the potential slowdown of the global economy in 2020 and beyond have had and could continue to have a material adverse effect on our results of operations and financial condition. For example, the average monthly number of delivery orders fulfilled through our on-demand
delivery solutions was approximately 35.9 million in the first quarter of 2021, representing a slight decrease by approximately 1.6% compared to approximately 36.5 million in the previous quarter, albeit a significant increase by approximately 112.4% compared to approximately 16.9 million in the first quarter of the previous year. In addition, the business volume of our mobility service solutions and housekeeping solutions and other services has been adversely affected by the
COVID-19
outbreak to varying extent. Moreover, in 2021, we experienced a surge in the number of delivery orders during the Chinese New Year as a result of the continuing impact of the
COVID-19,
which exceeded our normal delivery capacity. As a result, we temporarily adopted a subsidy policy to attract, retain and incentivize our workers to perform delivery services during the Chinese New Year. Furthermore, we recognized RMB52.0 million (US$8.2 million) goodwill impairment charge in 2021 related to our acquisition of Lailai, primarily due to the impact of the COVID-19 pandemic.
Amid the
COVID-19
outbreak, we expanded our
on-demand
delivery solutions to tap into the grocery delivery market, as stay-at-home
orders and social distancing caused an increase in the demand of local grocery delivery services. We entered into cooperation with new industry customers, such as
Meituan Grocery, Taoxianda
and
Hema Fresh
, to mitigate the negative impact of
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

Non-GAAP
Financial Measures
To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we use adjusted net income/loss and adjusted EBITDA, which are non-GAAP
financial measures, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted net income/loss represents net income before share-based compensation expenses. Adjusted EBITDA represents adjusted net income/loss before income tax expense, depreciation, amortization and interest expense. We believe that adjusted net income/loss and adjusted EBITDA help identify underlying trends in our business that could otherwise be distorted by the effect of share-based compensation expenses. We believe that such non-GAAP
financial measures also provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.
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

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Net loss	(13,449)	(5,604)	(191,230)	(30,009)
Add:
Share-based compensation expenses	64,799	82,667	68,932	10,817
Adjusted net income/(loss)	51,350	77,063	(122,298)	(19,192)
Add:
Income tax expense	21,580	25,428	12,027	1,887
Depreciation	3,479	6,257	5,233	821
Amortization	10,632	13,749	25,278	3,967
Interest expense	6,093	8,068	7,026	1,103
Adjusted EBITDA	93,134	130,565	(72,734)	(11,414)

Key Components of Our Results of Operations
Revenues
We generate revenues from
on-demand
delivery solutions, mobility service solutions and housekeeping solutions and other services. 2019, 2020 and 2021, our total revenues were RMB2,055.8 million, RMB2,580.8 million, RMB4,025.3 million (US$631.7 million), respectively. The following table sets forth the breakdown of our total revenues, both in absolute amounts and as a percentage of total revenues, for the periods indicated.

	For the year ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(RMB in thousands, except for percentages)
Revenues:
On-demand delivery solutions	2,027,351	98.6	2,536,818	98.3	3,828,956	600,847	95.1
Mobility service solutions	28,176	1.4	31,587	1.2	110,168	17,287	2.7
Housekeeping solutions and other services	262	0.0	12,405	0.5	79,735	12,512	2.0
Others	—	—	—	—	6,420	1,008	0.2
Total revenues	2,055,789	100	2,580,810	100.0	4,025,279	631,654	100.0

On-demand
delivery solutions
In 2019, 2020 and 2021, our revenues generated from
on-demand
delivery solutions were RMB2,027.4 million, RMB2,536.8 million and RMB3,829.0 million (US$600.8 million), representing 98.6%, 98.3% and 95.1% of our total revenues in the same periods, respectively. We derive revenue from service fees paid by industry customers based on the number of fulfilled orders, generally subject to monthly dynamic
KPI-based
adjustments, such as the timely delivery rate and complaint rate. Different industry customers may use different formulas to calculate such adjustments, which may change from time to time in line with their specific requirement and assessment of our services.
Mobility service solutions
Our mobility service solutions comprise ride-hailing solutions, shared-bike maintenance solutions and freight service solutions. Our revenues generated from mobility solutions were RMB28.2 million, RMB31.6 million and RMB110.2 million (US$17.3 million) in 2019, 2020 and 2021, respectively. For shared-bike maintenance solutions, we derive revenue from service fees paid by bike-sharing companies based on service hours and/or the number of shared-bikes we transported and identified as malfunctioned. For ride-hailing solutions, we primarily derived revenue from rental fees under our car leasing agreements with drivers. For freight service solutions, we derive revenue from service fees paid by industry customers based on the number of transportation orders we fulfilled.
Housekeeping solutions and other services
We launched our housekeeping solutions in January 2019, and continuously tapped into new industries to provide diversified, flexible earning opportunities for workers on our platform. We generated revenues of RMB262,000, RMB12.4 million and RMB79.7 million (US$12.5 million) from housekeeping solutions and other services in 2019, 2020 and 2021, respectively. We primarily derived revenue from service fees paid by industry customers based on the number of fulfilled orders.

Cost of revenues
Our cost of revenues was RMB1,893.5 million, RMB2,388.3 million and RMB3,849.7 million (US$604.1 million) in 2019, 2020 and 2021, respectively. The following table sets forth the components of cost of revenues, both in absolute amount and as a percentage of our total revenues, for the periods indicated.

	For the year ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues:
Service fees paid to workers and team leaders	1,754,962	85.4	2,177,376	84.4	3,452,926	541,839	85.8
Hiring expenses	42,190	2.0	60,744	2.4	127,649	20,031	3.2
Insurance expenses	34,330	1.7	65,133	2.5	108,114	16,965	2.7
Office and equipment expenses	40,729	2.0	54,706	2.1	93,484	14,670	2.3
Car rental and maintenance expenses	6,085	0.3	7,885	0.3	17,746	2,785	0.4
Freight services costs	—	—	—	—	10,361	1,626	0.3
Platform commissions	—	—	1,767	0.1	7,942	1,246	0.2
Others (1)	15,217	0.7	20,688	0.8	31,460	4,937	0.8
Total	1,893,513	92.1	2,388,299	92.5	3,849,682	604,099	95.6

(1)	Represents depreciation and amortization, taxes and surcharges and other costs.
Service fees paid to workers and team leaders
We incurred service fees paid to workers and team leaders in relation to our on-demand
delivery solutions, mobility service solutions and housekeeping solutions and other services. Our service fees were RMB1,755.0 million, RMB2,177.4 million and RMB3,452.9 million (US$541.8 million), respectively.
Hiring expenses
Hiring expenses related to service fees paid to third-party labor service companies and feral fees paid to existing workers on our platform. Our hiring expenses were RMB42.2 million, RMB60.7 million and RMB127.6 million (US$20.0 million), respectively.
Insurance expenses
Insurance costs were incurred for purchasing relevant insurance policies for workers on our platform. Our insurance costs were RMB34.3 million, RMB65.1 million and RMB108.1 million (US$17.0 million), respectively.
Office and equipment expenses
Office and equipment expenses related to rental fees and property management fees in relation to our service stations and on-demand
delivery supplies purchased for riders. Our office and equipment expenses were RMB40.7 million, RMB54.7 million and RMB93.5 million (US$14.7 million), respectively.
Car rental and maintenance expenses
Car rental and maintenance expenses related to rental fees we paid to lessors for rented vehicles for our mobility service solutions and the depreciation expense and maintenance expense associated with the vehicles we owned. Our car rental and maintenance costs were RMB6.1 million, RMB7.9 million and RMB17.7 million (US$2.8 million), respectively.
Freight services costs
Freight services costs were related to our freight service solutions and primarily represented service fees paid to the fleets. Our freight services costs were nil, nil and RMB10.4 million (US$1.6 million), respectively.
Platform commissions
Platform commissions represented commission charges paid to B&B reservation platforms in relation to our B&B operation services. Our platform commissions were nil, RMB1.8 million and RMB7.9 million (US$1.2 million), respectively.

Gross Profit
As a result of the foregoing, our gross profit was RMB162.3 million, RMB192.5 million and RMB175.6 million (US$27.6 million) in 2019, 2020 and 2021, respectively, and our gross profit margin was 7.9%, 7.5% and 4.4% in 2019, 2020 and 2021, respectively.
Operating Expenses
Our operating expenses consist of general and administrative expenses, research and development expenses, (loss)/gains on disposal of assets and goodwill impairment. The following table sets forth the components of operating expenses, in absolute amounts and as a percentage of our total revenues, for the periods indicated.

	For the year ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses:
General and administrative expenses	(161,160)	(7.8)	(202,963)	(7.9)	(240,749)	(37,779)	(6.0)
Research and development expenses	(9,730)	(0.5)	(13,095)	(0.5)	(20,122)	(3,158)	(0.5)
(Loss)/gain on disposal of assets, net	(3,840)	(0.2)	3,243	0.1	(2,564)	(402)	(0.1)
Goodwill impairment	—	—	(336)	(0.0)	(51,971)	(8,155)	(1.3)
Total operating expenses	(174,730)	(8.5)	(213,151)	(8.3)	(315,406)	(49,494)	(7.8)
General and administrative expenses
We recorded general and administrative expenses of RMB161.2 million, RMB203.0 million, and RMB240.7 million (US$37.8 million) in 2019, 2020 and 2021, respectively. Our general and administrative expenses consist primarily of (1) share-based compensation expenses, (2) salaries and benefits for our operational staff, and (3) office expenses.
Research and development expenses
We recorded research and development expenses of RMB9.7 million, RMB13.1 million and RMB20.1 million (US$3.2 million) in 2019, 2020 and 2021, respectively. Our research and development expenses consist primarily of salaries and benefits for our research and development personnel. We believe that our continued investment in research and development is critical to our growth and expect that our research and development expenses will continue to increase in absolute amount as we seek to upgrade our technology infrastructure, including
Quhuo+
, to support our business growth.
Goodwill impairment
We recorded goodwill impairment of nil, RMB0.3 million and RMB52.0 million (US$8.2 million) in 2019, 2020 and 2021, respectively, which was related to the businesses we acquired.
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
Hong Kong
Our wholly-owned subsidiary in Hong Kong, Quhuo Technology Investment (Hong Kong) Limited, is subject to an income tax rate of 16.5% for taxable income earned in Hong Kong. No provision for Hong Kong profit tax has been levied as we did not have assessable income that was earned in or derived from our Hong Kong subsidiary for the years ended December 31, 2019, 2020 and 2021, respectively. Hong Kong does not impose a withholding tax on dividends.
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
In 2019, Jilin Taisen Biotechnology Service Co., Ltd. and Huadian Tianze Enterprise Management Service Co., Ltd. were qualified for SME and, therefore, were eligible for a 75% reduction of taxable income and a reduced enterprise income tax rate of 20% in 2019. In 2020, Nantong Runda was qualified for the requirements of small and micro-sized
enterprise, and its first one million yuan of annual taxable income was eligible for 75% reduction and the taxable income between one million yuan and three million yuan was eligible for 50% reduction. The applicable corporate income tax rate is 20%. In 2021, Nantong Runda did not qualify for the requirements of small and micro-sized enterprise, and the applicable CIT rate is 25%. Hainan Quhuo and Hainan Xinying are enterprises registered in the Hainan free trade port and engaged in substantial business in encouraged industries and are therefore entitled to preferential tax rate of 15%. In 2020, Beijing Quhuo was designated as a High Tech Enterprise and, therefore, has been eligible for a preferential tax rate of 15% from 2020 to 2022.
Our revenues derived from the provision of
on-demand
delivery services are subject to value-added taxes, or VAT, of 6%; our revenues derived from the provision of shared-bike maintenance services are subject to VAT of 6% and 9%; and our revenues derived from the rental fees under our ride-hailing services prior to April 1, 2019 were subject to VAT of 16%, and are subject to VAT of 13% since then, less any deductible VAT we have already paid or borne. They are also subject to surcharges on VAT payments in accordance with PRC law.

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiary. The EIT Law and its implementing rules provide that dividends paid by a PRC entity to a nonresident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (1) it must be a company; (2) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (3) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In October 2019, the State Administration of Taxation promulgated the Administrative Measures for Nonresident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 35, which became effective on January 1, 2020. SAT Circular 35 provides that non-resident
enterprises are not required to obtain preapproval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, nonresident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, collect and retain relevant materials for review in accordance with these measures and accept the follow-up
examination of tax authorities. Accordingly, we may be able to benefit from the 5% withholding tax rate for the dividends received from our PRC subsidiary if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 35, if the relevant tax authorities consider the transactions or arrangements that we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.
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

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Revenues	2,055,789	2,580,810	4,025,279	631,654
Cost of revenues	(1,893,513)	(2,388,299)	(3,849,682)	(604,099)
General and administrative expenses	(161,160)	(202,963)	(240,749)	(37,779)
Research and development expenses	(9,730)	(13,095)	(20,122)	(3,158)
(Loss)/gain on disposal of assets, net	(3,840)	3,243	(2,564)	(402)
Goodwill impairment	—	(336)	(51,971)	(8,155)
Total operating expenses	(174,730)	(213,151)	(315,406)	(49,494)
Operating loss	(12,454)	(20,640)	(139,809)	(21,939)
Interest income	275	824	644	101
Interest expense	(6,093)	(8,068)	(7,026)	(1,103)
Other income, net	27,892	49,218	(33,964)	(5,330)
Foreign exchange (loss)/gain	(1,489)	(1,510)	952	149
Income/(loss) before income tax	8,131	19,824	(179,203)	(28,122)
Income tax expense	(21,580)	(25,428)	(12,027)	(1,887)
Net loss	(13,449)	(5,604)	(191,230)	(30,009)
Net loss attributable to non-controlling interests	1,684	9,034	33,323	5,229
Net income/(loss) attributable to ordinary shareholders of Quhuo Limited	(11,765)	3,430	(157,907)	(24,780)
Non-GAAP Financial Data (1)
Adjusted net income/loss	51,350	77,063	(122,298)	(19,192)
Adjusted EBITDA	93,134	130,565	(72,734)	(11,414)

(1)	See “—Non-GAAP Financial Measures.”
Year Ended December 31, 2021 Compared to Year Ended December 31, 2020
Revenues
Our revenues increased by 56.0% from RMB2,580.8 million in 2020 to RMB4,025.3 million (US$631.7 million) in 2021, primarily due to the rapid growth of our major business lines.

•
Revenues from
on-demand
delivery solutions increased by 50.9% from RMB2,536.8 million in 2020 to RMB3,829.0 million (US$600.8 million) in 2021, primarily due to the increase in the number of delivery orders we fulfilled as a result of industry growth and our continued penetration and expansion into new geographical markets. The geographical coverage of our on-demand
delivery solutions increased from 1,076 delivery areas as of December 31, 2020 to 1,273 delivery areas as of December 31, 2021.

•
Revenues from mobility service solutions increased significantly from RMB31.6 million in 2020 to RMB110.2 million (US$17.3 million) in 2021, primarily due to (1) the enlarged customer base and service scope of shared-bike maintenance solutions and (2) the commencement of freight service solutions in July 2021.

•
Revenues from housekeeping solutions and other services increased significantly from RMB12.4 million in 2020 to RMB79.7 million (US$12.5 million) in 2021, primarily due to the enlarged customer base of our housekeeping solutions and the inclusion into our solution offering of hotels and B&Bs following our acquisition of Lailai and Chengtu Home.

•	Revenues from others were nil and RMB6.4 million in 2021, respectively, primarily because we have continuously tapped into other industries to explore diversified services and solutions.
Cost of revenues
Our cost of revenues increased by 61.2% from RMB2,388.3 million in 2020 to RMB3,849.7 million (US$604.1 million) in 2021, primarily due to the following reasons.

•
Service fees paid to workers and team leaders increased by 58.6% from RMB2,177.4 million in 2020 to RMB3,452.9 million (US$541.8 million) in 2021, primarily due to the increase in the orders under various solutions fulfilled by workers on our platform.

•	Hiring expenses increased significantly from RMB60.7 million in 2020 to RMB127.6 million (US$20.0 million) in 2021, primarily due to the workforce expansion on our platform.

•	Insurance expenses increased by 66.0% from RMB65.1 million in 2020 to RMB108.1 million (US$17.0 million) in 2021, primarily due to the workforce expansion on our platform.

•
Office and equipment expenses increased by 70.9% from RMB54.7 million in 2020 to RMB93.5 million (US$14.7 million) in 2021, primarily because we sourced additional resources in anticipation of increased demand of our solutions.

Operating expenses
General and administrative expenses
Our general and administrative expenses increased by 18.6% from RMB203.0 million in 2020 to RMB240.7 million (US$37.8 million) in 2021, primarily due to the increases in (1) staff costs in line with rapid growth of our solutions, (2) professional service fees and expenditures in connection with our business expansion plan, and (3) impairment losses in relation to Lailai due to the impact of the COVID-19 pandemic, partially offset by a decrease in share-based compensation as we satisfied the performance conditions of our share incentive awards upon the completion of our initial public offering in 2020 and incurred substantial share-based compensation expenses from those awards.
Research and Development Expenses
Our research and development expenses increased by 53.7% from RMB13.1 million in 2020 to RMB20.1 million (US$3.2 million) in 2021, primarily due to an increase in staff costs as a result of the increase in the headcount of our research and development personnel.
(Loss)/gains on disposal of assets, net
We recorded gains on disposal of assets, net of RMB3.2 million in 2020 and loss on disposal of assets of RMB2.6 million (US$0.4 million) in 2021, in relation to transfer of customer relationships in certain delivery areas of, and transfer of smart food cabinets used in, our on-demand
delivery solutions to third parties.

Goodwill impairment
We recorded goodwill impairment of RMB52.0 million (US$8.2 million) in 2021, as compared to RMB0.3 million in 2020. Our goodwill impairment in 2021 was related to the business we acquired for our housekeeping solutions and was primarily due to the impact of the COVID-19 pandemic, which delayed the business integration progress and impacted the business growth rate.
Operating loss
As a result of the foregoing, our operating loss increased significantly from RMB20.6 million in 2020 to RMB139.8 million (US$21.9 million) in 2021.
Interest income
Our interest income decreased by 21.8% from RMB0.8 million in 2020 to RMB0.6 million (US$0.1 million) in 2021, primarily due to a decrease in our bank deposits.
Interest expense
Our interest expense decreased by 12.9% from RMB8.1 million in 2020 to RMB7.0 million (US$1.1 million) in 2021, primarily because we incurred less short-term bank borrowings.
Other income/(loss), net
We recorded other loss, net of RMB34.0 million (US$5.3 million), as compared to other income, net of RMB49.2 million in 2020, primarily due to the fluctuation in the fair value of our investment in a mutual fund.
Foreign exchange (loss)/gain
We recorded a foreign exchange loss of RMB1.5 million in 2020 and a foreign exchange gain of RMB1.0 million (US$0.1 million) in 2021.
Income tax expense
Our income tax expense decreased by 52.7% from RMB25.4 million in 2020 to RMB12.0 million (US$1.9 million) in 2021, primarily due to the decrease in the taxable income generated from on-demand
food delivery solutions.
Net loss
As a result of the foregoing, we had net loss of RMB5.6 million and RMB191.2 million (US$30.0 million) in 2020 and 2021, respectively.
Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
Revenues
Our revenues increased by 25.5% from RMB2,055.8 million in 2019 to RMB2,580.8 million in 2020, primarily due to the increase in revenues generated from our on-demand
delivery solutions as a result of our continued market penetration and expansion.

•
Revenues from
on-demand
delivery solutions increased by 25.1% from RMB2,027.4 million in 2019 to RMB2,536.8 million in 2020. The increase was primarily (1) driven by the increase in delivery orders fulfilled by delivery riders on our platform, as a result of the growing penetration in our existing geographical markets and the expansion into new geographical markets, as the geographical coverage of our on-demand
delivery solutions increased from 809 delivery areas as of December 31, 2019 to 1,076 delivery areas as of December 31, 2020, and (2) the rapid growth of grocery and fresh food deliveries.

•
Revenues from mobility service solutions increased by 12.1% from RMB28.2 million in 2019 to RMB31.6 million in 2020, primarily due to the increase in the number of vehicles we leased to ride-hailing drivers on our platform.

•
Revenues from housekeeping solutions and other services increased significantly from RMB262,000 in 2019 to RMB12.4 million in 2020, primarily due to our enlarged customer base for housekeeping solutions, including hotels and B&Bs.

Cost of revenues
Our cost of revenues increased by 26.1% from RMB1,893.5 million in 2019 to RMB2,388.3 million in 2020, primarily due to the following reasons.

•	Service fees increased by 24.1% from RMB1,755.0 million in 2019 to RMB2,177.4 million in 2020, primarily due to the increase in the orders under various solutions fulfilled by workers on our platform.

•	Insurance costs increased by 89.7% from RMB34.3 million in 2019 to RMB65.1 million in 2020, primarily due to the increase in the number of workers on our platform along with our business growth.

•	Hiring expenses increased by 44.0% from RMB42.2 million in 2019 to RMB60.7 million in 2020, primarily due to the increase in the number of workers on our platform along with our business growth.

•
Office and equipment expenses increased by 34.3% from RMB40.7 million to RMB54.7 million in 2020, primarily due to the increases in (1) the number of workers on our platform and (2) the number of the delivery areas of our on-demand
delivery solutions.

Operating expenses
General and administrative expenses
Our general and administrative expenses increased by 26.1% from RMB161.2 million in 2019 to RMB203.0 million in 2020, primarily due to the increases in staff cost, share-based compensation and rental and office expenses, partially offset by the decrease in professional fees.
Research and Development Expenses
Our research and development expenses increased by 34.6% from RMB9.7 million in 2019 to RMB13.1 million in 2020, primarily due to the increase in the headcount of our research and development personnel.
(Loss)/gains on disposal of assets, net
We recorded loss on disposal of assets, net of RMB3.8 million in 2019 and gains on disposal of assets, net RMB3.2 million in 2020, respectively, primarily due to transfer of customer relationships in certain delivery areas for our on-demand
delivery solutions to third parties.
Goodwill impairment
We recorded goodwill impairment of nil and RMB0.3 million in 2019 and 2020, respectively. Our goodwill impairment in 2020 was related to the business we acquired for our shared-bike maintenance solutions and was primarily due to the delayed business integration progress.
Operating loss
As a result of the foregoing, our operating loss increased by 65.7% from RMB12.5 million in 2019 to RMB20.6 million in 2020.
Interest income
Our interest income increased significantly from RMB0.3 million in 2019 to RMB0.8 million in 2020, primarily due to the increase in our bank deposits.

Interest expense
Our interest expense increased by 32.4% from RMB6.1 million in 2019 to RMB8.1 million in 2020, primarily because we incurred more short-term bank borrowings in 2020.
Other income, net
Our other income, net increased by 76.5% from RMB27.9 million in 2019 to RMB49.2 million in 2020, primarily due to the increase in the fair value change of investment in a mutual fund.
Foreign exchange (loss)/gain
We recorded a foreign exchange loss of RMB1.5 million in 2019 and a foreign exchange loss of RMB1.5 million in 2020, respectively.
Income tax expense
Our income tax expense increased by 17.8% from RMB21.6 million in 2019 to RMB25.4 million in 2020, primarily due to the increase in the taxable income generated from on-demand
delivery solutions.
Net loss
As a result of the foregoing, we had net loss of RMB13.4 million and RMB5.6 million in 2019 and 2020, respectively.

B.	Liquidity and Capital Resources
Liquidity and Capital Resources
Our principal sources of liquidity have been cash generated from our operations and external financing.
As of December 31, 2020 and 2021, we had RMB97.8 million and RMB28.6 million (US$4.5 million), respectively, in cash. Our cash consists primarily of cash and demand deposits. We believe that our current cash and cash equivalents, time deposits and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs from operations and other commitments for at least the next 12 months from the date of the issuance of the consolidated financial statements.
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

The following table sets forth a summary of our cash flows for the years indicated.

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Net cash generated from/(used in) operating activities	17,624	11,110	(30,893)	(4,847)
Net cash (used in)/generated from investing activities	12,483	(187,083)	(110,413)	(17,326)
Net cash generated from financing activities	80,550	153,093	68,673	10,777
Effect of exchange rate changes on cash and restricted cash	(1,221)	(144)	(214)	(35)
Net increase/(decrease) in cash and restricted cash	109,436	(23,024)	(72,847)	(11,431)
Cash and restricted cash at beginning of the year	17,343	126,779	103,755	16,281
Cash and restricted cash at end of the year	126,779	103,755	30,908	4,850
Operating activities
Net cash used in operating activities was RMB30.9 million (US$4.8 million) in 2021, primarily due to a net loss of RMB191.2 million (US$30.0 million), adjusted for (1) certain non-cash
items, mainly including share-based compensation of RMB68.9 million (US$10.8 million), changes in fair value of short-term investment of RMB52.9 million (US$8.3 million), goodwill impairment of RMB52.0 million (US$8.2 million), and amortization of RMB25.3 million (US$4.0 million), and (2) changes in certain working capital items that positively impact the cash flow from operating activities, mainly including an increase of RMB65.1 million (US$10.2 million) in accounts payable and an increase of RMB31.8 million (US$5.0 million) in accrued expenses and other current liabilities, partially offset by (3) changes in certain working capital items that negatively impact the cash flow from operating activities, mainly including an increase of RMB134.2 million (US$21.1 million) in accounts receivable and an increase of RMB22.6 million (US$3.6 million) in other non-current assets.
Net cash generated from operating activities was RMB11.1 million in 2020, primarily due to a net loss of RMB5.6 million, adjusted for (1) certain non-cash
items, mainly including share-based compensation of RMB82.7 million, changes in fair value of short-term investment of RMB35.5 million and amortization of RMB13.7 million, and (2) changes in certain working capital items that positively impact the cash flow from operating activities, mainly including an increase of RMB31.8 million in accounts payable, an increase of RMB17.6 million in other non-current
liabilities, and a decrease of RMB18.4 million in amounts due from related parties, partially offset by (3) changes in certain working capital items that negatively impact the cash flow from operating activities, mainly including an increase of RMB97.2 million in accounts receivable, an increase of RMB8.2 million in prepayments and other current assets, and an increase of RMB6.6 million in other non-current
assets.
Net cash generated from operating activities was RMB17.6 million in 2019, primarily due to a net loss of RMB13.4 million, adjusted for (1) certain non-cash
items, mainly including share-based compensation of RMB64.8 million, amortization of RMB10.6 million, deferred income taxes of RMB9.3 million, and loss on disposal of assets, net of RMB3.8 million, and (2) changes in certain working capital items that positively impact the cash flow from operating activities, mainly including an increase of RMB78.8 million in accounts payable, an increase of RMB15.1 million in income tax payable, and an increase of RMB13.7 million in other non-current
liabilities, partially offset by (3) changes in certain working capital items that negatively impact the cash flow from operating activities, mainly including an increase of RMB112.4 million in accounts receivable, an increase of RMB51.8 million in other non-current
assets, and an increase of RMB11.3 million in prepayments and other current assets.

Investing activities
Net cash used in investing activities was RMB110.4 million (US$17.3 million) in 2021, which was primarily attributable to (1) purchase of short-term investments of RMB3,609.2 million (US$481.6 million), (2) acquisitions of intangible assets of RMB71.4 million (US$11.2 million), (3) other investing activities of RMB11.8 million (US$1.9 million), and (4) purchase of property and equipment of RMB9.3 million (US$1.5 million), partially offset by (1) proceeds from sales of short-term investments of RMB3,035.9 million (US$476.4 million) and (2) proceeds from disposals of intangible assets of RMB18.9 million (US$3.0 million).
Net cash used in investing activities was RMB187.1 million in 2020, which was primarily attributable to (1) purchase of short-term investments of RMB3,409.5 million, (2) acquisitions of intangible assets of RMB59.0 million, and (3) acquisition of businesses, net of cash acquired of RMB27.5 million, partially offset by (1) proceeds from sales of short-term investments of RMB3,299.8 million, and (2) proceeds from disposals of intangible assets of RMB14.8 million.
Net cash generated from investing activities amounted to RMB12.5 million in 2019, which was primarily attributable to (1) proceeds from sales of short-term investments of RMB2,715.0 million, (2) proceeds from disposal of assets in customer relationships of RMB21.2 million, and (3) proceeds from disposals of long-term investments of RMB11.0 million, partially offset by (1) purchase of short-term investments of RMB2,691.6 million in commercial bank deposits, (2) acquisition of intangible assets of RMB21.9 million, including customer relationships acquired from third parties to cover more delivery areas for our on-demand
delivery solutions and internally-used computer software, and (3) purchase of property and equipment of RMB17.8 million.
Financing activities
Net cash generated from financing activities was RMB68.7 million (US$10.8 million) in 2021, which was primarily attributable to proceeds from short-term debt of RMB213.5 million (US$33.5 million), partially offset by (1) repayments of short-term debt of RMB136.0 million (US$21.3 million) and (2) repayments of long-term debt of RMB8.8 million (US$1.4 million).
Net cash generated from financing activities was RMB153.1 million in 2020, which was primarily attributable to (1) proceeds from initial public offering of RMB244.2 million, and (2) proceeds from short-term debt of RMB151.0 million, partially offset by (1) repayments of short-term debt of RMB222.6 million, (2) payments of deferred IPO costs of RMB11.0 million, and (3) repayments of long-term debt of RMB8.6 million.
Net cash generated from financing activities amounted to RMB80.6 million in 2019, which was primarily attributable to (1) proceeds from short-term loans of RMB116.0 million, and (2) proceeds from long-term debt of RMB15.2 million, partially offset by (1) repayments of short-term debt of RMB45.8 million, and (2) repayments of long-term debt of RMB3.8 million.
Material Cash Requirements
Our material cash requirements as of December 31, 2021 and any subsequent interim period primarily include working capital needs, capital expenditures, operating lease obligations, and long-term and short-term debt.
Our capital expenditures were RMB17.8 million, RMB3.4 million and RMB9.3 million (US$1.5 million) in 2019, 2020 and 2021, respectively. Our capital expenditures were primarily used for the purchase of property and equipment, such as vehicles in connection with our ride-hailing solutions and electronic equipment. We will continue to make capital expenditures to meet the expected growth of our business.

The following table sets forth the details of our material cash requirements (other than capital expenditure) as of December 31, 2021.

	Payment due by
	Total	Less than one year	one – three years
	(RMB in thousands)
Operating lease commitments	6,741	5,317	1,424
Long-term debt	4,420	4,417	3
Short-term loans	144,024	144,024	—
Other than as shown above, we did not have any material capital and other commitments, long-term obligations, guarantees or other reasonably likely material cash requirements (even if not contractual and not recognized as liabilities) as of December 31, 2021.
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

C.	Research and Development, Patents and Licenses, etc.
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

E.	Critical Accounting Policies and Estimate
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
Mobility solutions
Our mobility service solutions comprise shared-bike maintenance solutions, ride-hailing solutions and freight service solutions.
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
Our obligation is performing maintenance services on the term of a month-to-month
contract and considered the series of services as a single performance obligation. The customer receives the benefit of the services, and we have the right to payment as the service are performed. We charge maintenance service fees to the bike-sharing company based on the number of service hours and the number of shared-bikes transported. Revenues are variable based on volume of service performed and we recognize revenues as the services are rendered.
Ride-hailing solutions
We generate revenue from ride-hailing solutions primarily from car rental fees paid by drivers on our platform according to our car leasing agreements with them. These arrangements are classified as operating leases as defined within ASC 840,
Leases
. We recognize revenues from such arrangements on a straight-line basis over the lease term.
To a lesser extent, we also generate revenues from provision of ride-hailing driver management services to certain ride-hailing platforms as an agent and recognize such revenues on a net basis.
Freight service solutions
We commenced our freight service solutions in July 2021, under which we fulfill end-to-end intra-city and long-distance transportation orders by deploying truck fleets to serve each industry customers and pay service fees to such trucker fleets.
Housekeeping solutions and other services
We generate revenue from housekeeping solutions for hotels and other services, primarily including maintenance services for short-term rental properties. We charge monthly service fees to industry customers based on the service hours and/or the number of fulfilled orders, as adjusted based on KPI performance. Revenues are variable based on services we performed, and we recognize revenues as the services are rendered.
Income taxes
We follow the liability method of accounting for income taxes in accordance with ASC 740,
Income Taxes
, or ASC 740. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not
that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

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
Share-based compensation
We apply ASC 718, Compensation-Stock Compensation (“ASC 718”) to account for our employee share-based payments. In accordance with ASC 718, we determine whether an award should be classified and accounted for as a liability award or equity award. All of our share-based awards to employees were classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values. We early adopted ASU
No. 2018-7,
Compensation—Stock Compensation (Topic 718): Improvements to Non-employee Share-Based Payment
Accounting
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

	For the year ended December 31,
	2019		2020		2021
Risk-free interest rate		1.52%-3.62% or nil		0.55%-1.92%		1.61%
Expected volatility		29.53%-32.67% or nil		32.54%-33.58%		33%
Suboptimal exercise factor		2.2-2.5 or nil		2.5		2.5
Fair value per ordinary share	US$	5.14	US$	6.29 - 8.53	US$	4.86
Expected dividend yield		0%		0%		0%
Post-vesting forfeiture rate		0%		0%		0%

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
Goodwill impairment
In accordance with ASC 350, Intangibles-Goodwill and Others (“ASC 350”), we assign and assess goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. Goodwill was allocated to the reporting units that are expected to benefit from the business combinations.
Under ASC 350, goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. We early adopted ASU No. 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (‘‘ASU 2017-04’’), pursuant to which we will apply a one-step quantitative test and record the amount of goodwill impairment as the excess of a goodwill allocated to the reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. We assess qualitative factors such as business changes, economic outlook, financial trends and forecast, growth rates, industry data and other relevant qualitative factors to determine if it’s more-likely-than-not that the goodwill might be impaired and whether it’s necessary to perform a quantitative goodwill impairment. If the qualitative factors indicate a potential impairment, we compare the carrying amount of a reporting unit to its fair value, which is based on a discounted future cash flow approach.
In addition, we have further analyzed and concluded that the difference between the total fair value of our reporting units and our market capitalization is attributable to the control premiums that are not reflected in our quoted market price, in addition to the distressed market caused by the strict COVID-19 policy in China and the increased regulatory pressures that we faced in overseas capital markets consistent with declines experienced by our peer companies.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A Directors and Senior Management
The following table sets forth information regarding our directors and senior management as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Leslie Yu	46	Chairman of the Board of Directors, Director and Chief Executive Officer
Zhen Ba	41	Director, Vice President and Chief Financial Officer
Gang Wang	47	Director and Chief Operating Officer
Chenxi Zhao	33	Director
Fan Pan	44	Chief Technology Officer
Jingchuan Li	49	Independent Director
Jing Zhou	48	Independent Director
Jie Jiao	41	Independent Director
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
Zhen Ba
is our
co-founder
and has served as our director since June 2019, our vice president in charge of business development since the inception of Beijing Quhuo Technology Co., Ltd. in March 2012. Mr. Ba served as the director of sales for the region of North China at LF Logistics from 2010 to 2012 and our chief financial officer since July 2022. Mr. Ba was a project manager at DHL Supply Chain (China) Co., Ltd. from January 2005 to August 2010. Mr. Ba received his bachelor’s degree in English from China Foreign Affairs University (formerly known as Foreign Affairs College) in 2002 and his master’s degree in management from Lancaster University in 2003.

Gang Wang
has served as our chief operating officer since September 2014 and our director since July 2022. He also served as our director from August 2019 to July 2020. Prior to joining us, Mr. Wang served as the head of supply chain at Kidsland (China) Trading Co., Ltd., a subsidiary of Kidsland International Holdings Limited (HKEX: 2122) from March 2011 to March 2014. Mr. Wang was a site operation manager at DHL Supply Chain (China) Co., Ltd. from May 2006 to March 2011. Mr. Wang received his bachelor’s degree from Wuhan University of Technology in 1996 and his master’s degree in business administration from Capital University of Economics and Business in 2011.
Chenxi Zhao
has served as our director since August 2019. Ms. Zhao is also the partner of SB China Venture Capital since October 2018. Ms. Zhao has served various positions at SB China Venture Capital, including investment director, executive director and partner, since December 2014. She served as the investment director of iStart, an early-stage venture capital fund, from April 2012 to August 2014. Ms. Zhao also served as the investment manager of Shanghai Zhong Lu Group Co., Ltd. from June 2010 to March 2012. Ms. Zhao received her bachelor’s degree in accounting from Shanghai University of Finance and Economics in 2009 and her master’s degree in accounting from University of Southern California Marshall Business School in 2010.
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
The business address of our directors and executive officers is: 3rd Floor, Block A, Tonghui Building, No. 1132 Huihe South Street, Chaoyang District, Beijing, People’s Republic of China. No family relationship exists between any of our directors and executive officers.

B.	Compensation
Compensation of Directors and Executive Officers
In 2021, the aggregate cash compensation to directors and executive officers was approximately RMB4.9 million (US$0.8 million). This amount consisted only of cash and did not include any share-based compensation or benefits in kind. Each of our directors and officers is entitled to reimbursement for all necessary and reasonable expenses properly incurred in the course of employment or service. Our directors and officers participate in our share incentive plan. See “—Share Incentive Plan.” We do not pay or set aside any amounts for pension, retirement or other benefits for our directors and officers, except our contributions on behalf of our officers located in China to a government-mandated multi-employer defined contribution plan.
Share Incentive Plan
In August 2019, our board of directors approved our 2019 Share Incentive Plan, or the 2019 Plan, replacing the 2017 share incentive plan adopted by our affiliated company, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2019 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards under the 2019 Plan shall be 9,502,550 ordinary shares, which constitutes 19.55% of the total outstanding shares of our company on an as-converted
basis as of the date of adoption of the 2019 Plan. We assumed all the options granted by our affiliated company prior to the adoption of the 2019 Plan. As of the date of this annual report, 8,581,712 options have been granted, excluding, if any, awards that were forfeited or canceled after the relevant grant dates and awards that have been vested.
The following paragraphs describe the principal terms of the 2019 Plan:
Types of awards.
 The 2019 Plan permits the awards of options, restricted shares, restricted share unit or any other type of awards that the committee decides.
Plan administration
. Our board of directors or a committee of one or more members of the board will administer the 2019 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.
Award agreement
. Awards granted under the 2019 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility
. We may grant awards to our employees, directors and consultants of our company, subsidiaries, parent company or related entities. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies and subsidiaries.
Vesting schedule
. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.
Restricted shares
. Restricted shares are subject to such restrictions on transferability and other restrictions as the committee may impose.
Exercise of options
. The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is 10 years from the date of a grant.
Transfer restrictions
. Awards may not be transferred in any manner by the recipient except under limited circumstances, including by will or the laws of descent and distribution, unless otherwise provided by the plan administrator.
Termination and amendment
. Unless terminated earlier, the 2019 Plan has a term of 10 years. Our board of directors has the authority to amend or terminate the plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the recipient.
The following table sets forth information on restricted shares that we have awarded or have agreed to award as of August 31, 2022 pursuant to the 2019 Plan.

	Number of Class A Ordinary Shares underlying the awards awarded	Grant Date
Directors and Executive Officers
Leslie Yu	1,458,192	January 1, 2019
Zhen Ba	—
Gang Wang	1,135,883	September 20, 2017, August 23, 2019 and April 19, 2021
Chenxi Zhao	—	—
Fan Pan	*	September 20, 2017 and August 23, 2019
Jingchuan Li	—	—
Jing Zhou	—	—
Jie Jiao	—	—

Total	8,581,712

*	Less than 1% of our total outstanding shares on an as-converted basis.

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
To the extent permitted under the Plan and applicable law and regulations, the trustee shall follow the instruction of the Board or a committee of the Board consisting one or more members of the Board in respect of the exercise of voting rights (if any) and powers in relation to the Class A ordinary shares held by Quhuo Holding (BVI) Limited until they have been transferred outside of the trust and/or the nominee to the personal accounts of the relevant grant recipient.
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
Board Diversity
The following board diversity matrix sets forth the information concerning the gender, demographic background and certain other characteristics of our board of directors as of the date of this annual report, as self-identified by its members, in accordance with Rule 5606 of the Nasdaq Listing Rules.

Country of Principal Executive Offices	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	3	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0
Committees of the Board of Directors
Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, and has adopted a charter for each of the three committees. Each committee’s members and functions are described below.
Audit Committee
. Our audit committee consists of Ms. Jie Jiao, Mr. Jingchuan Li and Ms. Jing Zhou, and is chaired by Ms. Jie Jiao. Each of Ms. Jie Jiao, Mr. Jingchuan Li and Ms. Jing Zhou satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules and meets the independence standards under Rule
10A-3
under the Exchange Act. We have determined that Ms. Jie Jiao qualifies as an “audit committee financial expert.”

The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	reviewing and reassessing annually the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent registered public accounting firm;

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

•	reporting regularly to the board.
Compensation Committee
. Our compensation committee consists of Mr. Leslie Yu, Mr. Jingchuan Li and Ms. Jing Zhou, and is chaired by Mr. Leslie Yu. Each of Mr. Jingchuan Li and Ms. Jing Zhou satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. As a foreign private issuer, we have elected to not have our compensation committee consist of entirely independent directors.
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
Nominating and Corporate Governance Committee
. Our nominating and corporate governance committee consists of Mr. Leslie Yu, Mr. Jingchuan Li and Ms. Jing Zhou, and is chaired by Mr. Leslie Yu. Each of Mr. Jingchuan Li and Ms. Jing Zhou satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. As a foreign private issuer, we have elected not to have our nominating and corporate governance committee consist of entirely independent directors.
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
Terms of Directors and Officers
Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders. Pursuant to the second memorandum and articles of association, an appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. A director will cease to be a director if, among other things, the director (1) becomes bankrupt or makes any arrangement or composition with his creditors; (2) dies or is found by our company to be or becomes of unsound mind; (3) resigns his office by notice in writing to the company; (4) without special leave of absence from our board, is absent from three consecutive board meetings and our board of directors resolve that his office be vacated; or (5) is removed from office pursuant to any other provision of our second amended and restated memorandum and articles of association. Our officers are elected by and serve at the discretion of the board of directors.

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
As of December 31, 2019, 2020 and 2021, we had 551, 708 and 685 full-time employees, respectively. The following table sets forth the numbers of our full-time employees by functions as of December 31, 2021.

As of the December 31, 2021
Information technology research and development	53
Operating	532
General and administrative	100
Total	685

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
E.
Share Ownership
The following table sets forth information concerning the beneficial ownership of our ordinary shares as of August 31, 2022 by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own 5.0% or more of our ordinary shares.
The calculation in the table below is based on 61,676,213 ordinary shares outstanding as of August 31, 2022, including 55,379,583 Class A ordinary shares and 6,296,630 Class B ordinary shares.
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
See “—B. Compensation” for more details on options and restricted shares granted to our directors and executive officers.

	Class A Ordinary Shares	Class B Ordinary Shares	Percentage of Beneficial Ownership †	Percentage of Aggregate Voting Power ††
Directors and Executive Officers**
Leslie Yu (1)	1,458,192	6,296,630	12.6%	65.7%
Zhen Ba (2)	2,363,030	—	3.8%	1.6%
Gang Wang	664,333	—	1.1%	0.6%
Chenxi Zhao	—	—	—	—
Fan Pan	*	—	*	*
Jingchuan Li	—	—	—	—
Jing Zhou	—	—	—	—
Jie Jiao	—	—	—	—
Directors and executive officers as a group	5,229,059	6,296,630	18.7%	66.5%
Principal Shareholders
LESYU Investments Limited (1)	—	6,296,630	10.2%	66.0%
YGS Investment Limited (3)	6,113,540	—	9.9%	4.3%
BZB Investment Limited (2)	2,363,030	—	3.8%	1.6%
Quhuo Holding (BVI) Limited (4)	6,001,938	—	9.7%	—
Baidu Online Network Technology (Beijing) Co., Ltd. (5)	5,950,290	—	9.6%	4.1%
SBCVC Fund IV, L.P. (6)	5,833,780	—	9.5%	4.1%
ClearVue YummyExpress Holdings, Ltd. (7)	3,616,630	—	5.9%	2.5%

*	Less than 1% of our total outstanding shares as of August 31, 2022.

**	The business address for our directors and executive officers is 3rd Floor, Block A, Tonghui Building, No. 1132 Huihe South Street, Chaoyang District, Beijing, People’s Republic of China.
†
For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding as of August 31, 2022.

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

(1)
Represents (i) 6,296,630 Class B ordinary shares that are held by LESYU Investments Limited, a British Virgin Islands company wholly-owned by Mr. Leslie Yu. The registered office of LESYU Investments Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands; and (ii) 1,458,192 Class A ordinary shares issuable to Mr. Leslie Yu upon exercise of the share options granted under our 2019 Plan that have vested or are expected to vest within 60 days from the date of this annual report, which are held by The Core Trust Company Limited, as the trustee of share awards.

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

(4)
Represents 6,001,938 Class A ordinary shares that are held by Quhuo Holding (BVI) Limited, of which 3,739,169 Class A ordinary shares are held in the form of the ADSs. Quhuo Holding (BVI) Limited is a British Virgin Islands company and the nominee of Quhuo Trust, which holds these shares for the benefits of the Company and participants thereunder. Quhuo Holding (BVI) Limited is wholly-owned by The Core Trust Company Limited, a trust company acting as the trustee of Quhuo Trust. The investment power and voting power of Quhuo Trust are retained by the Company, and/or after duly exercise of the options by the grantees, the participants thereunder. The trustee and the nominee will not and have no right or power to exercise the voting rights attached to these shares, unless as otherwise instructed by the Company and/or, after duly exercise of options, the participants thereunder. The registered office of Quhuo Holding (BVI) Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

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
KY1-1111,
Cayman Islands.

(7)
Represents 3,616,630 Class A ordinary shares held by ClearVue YummyExpress Holdings, Ltd., a Cayman Islands company, of which 960,000 Class A ordinary shares are held in the form of the ADSs. ClearVue YummyExpress Holdings, Ltd. is controlled by ClearVue Partner II, L.P., the general partner of which is ClearVue Partners II GP, L.P. and ultimately controlled by Harry Chi Hui and William Apollo Chen. The registered office of ClearVue YummyExpress Holdings, Ltd. is 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Cayman Islands.

To the best of our knowledge, as of August 31, 2022, a total of 15,971,939 Class A ordinary shares were held by one record holder in the United States, which is Deutsche Bank Trust Company Americas, the depositary of our ADS program, representing 25.8% of our total outstanding shares. None of our outstanding Class B ordinary shares is held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A	Major Shareholders
See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B	Related Party Transactions
Contractual Arrangements with the VIE and its Shareholders
We, through our WFOE, entered into a series of contractual arrangements with the VIE and its shareholders. Through the VIE agreements, the shareholders of the VIE effectively assigned all of their voting rights underlying their respective equity interest in the VIE to us, which enabled us to direct the activities of the VIE that most significantly impact the VIE’s economic performance, and we, through our WFOE, have the right to receive economic benefits from the VIE that could potentially be significant to the VIE and have the obligation to absorb losses of the VIE that could potentially be significant to the VIE. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Our Contractual Arrangements.”
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
Transactions with Ningbo Nuannuan
Ningbo Nuannuan Network Technology Co., Ltd., or Ningbo Nuannuan, is a company controlled by Lili Sun, spouse of Mr. Leslie Yu, and is primarily engaged in on-demand
food delivery business. We had amounts due from Ningbo Nuannuan of RMB2.9 million and nil as of December 31, 2020 and 2021, respectively, representing working capital advanced to Ningbo Nuannuan.
Amounts due from Ningbo Nuannuan were unsecured, interest-free and have fixed terms of repayment. The amounts were repaid in April 2021.

Transaction with Hainan Huiliu
Hainan Huiliu Tianxia Network Technology Co., Ltd., or Hainan Huiliu, is a company controlled by a principal shareholder and is engaged in labor recruitment services. We had amounts due from Hainan Huiliu of nil and RMB4.8 million (US$0.8 million) as of December 31, 2020 and 2021, respectively, representing service fees in relation to the labor consulting services we provided for Hainan Huiliu, which we recorded as labor service income in other income.
Amounts due from Hainan Huiliu were unsecured, interest-free and have fixed terms of repayment.
Transactions with SBCVC
We had amounts due from SBCVC Fund IV, L.P, one of our principal shareholders, of RMB18.4 million as of December 31, 2019 due to our restructuring process, which were settled in March 2020 when we completed our restructuring.
Transaction with Shenyang Bokai
Shenyang Bokai Network Technology Co., Ltd., or Shenyang Bokai, is a company controlled by a manager, and is primarily engaged in labor recruitment services. We had amounts due to Shenyang Bokai of RMB245,000 (US$38,000) as of December 31, 2021 for labor recruitment services it provided to us. We settled the amount due to Shenyang Bokai in March 2022.
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

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us or of the VIE to pay cash dividend payments to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends paid by our PRC subsidiary to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.”
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
The ADSs are listed on the Nasdaq Global Market under the symbol “QH.” Effective on August 12, 2022, we changed the ratio of the ADSs to Class A ordinary shares from the then ADS ratio of one ADS to one Class A ordinary share to a new ADS ratio of one ADS representing ten Class A ordinary shares.

B.	Plan of Distribution
Not applicable.

C.	Markets
The ADSs have been listed for trading on the Nasdaq Global Market under the symbol “QH” since July 2020.

D.	Selling Shareholders
Not applicable.

E	Dilution
Not applicable.

F	Expenses of the Issue
Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A	Share Capital
Not applicable.

B.	Memorandum and Articles of Association
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
The registration of transfers may, after compliance with any notice requirement of Nasdaq, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended, nor the register closed for more than 30 calendar days in any calendar year as our board may determine.
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
A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

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
The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month
period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.
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
The Companies Act provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our second amended and restated memorandum and articles of association allow our shareholders holding not less than one-third
of all votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings to requisition a shareholder’s meeting, in which case our directors shall convene an extraordinary general meeting. Other than this right to requisition a shareholders’ meeting, our second amended and restated articles of association do not provide our shareholders other right to put proposal before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obligated by law to call shareholders’ annual general meetings.
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
The following discussion of material Cayman Islands, PRC and United States federal income tax consequences of an investment in the ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in the ADSs or Class A ordinary shares, such as the tax consequences under state, local and other tax laws.
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
PRC Taxation
See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Tax in the PRC.”

U.S. Federal Income Taxation
The following discussion is a summary of material U.S. federal income tax considerations relating to the ownership and disposition of the ADSs or ordinary shares by a U.S. Holder, as defined below, that holds the ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal income tax law as of the date of this annual report, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the U.S. Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market
treatment, partnerships or other pass-through entities and their partners or investors, and tax-exempt
organizations (including private foundations)), investors who are subject to special tax accounting rules under Section 451(b) of the Code, investors who are not U.S. Holders, investors that own (directly, indirectly or constructively) ADSs or ordinary shares representing 10% or more of our stock (by vote or by value), investors that hold ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction, investors that have a functional currency other than the U.S. dollar and certain former citizens or long-term residents of the United States, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any U.S. federal non-income,
state, local or
non-U.S.
tax considerations, the alternative minimum tax or the Medicare contribution tax on net investment income. Each potential investor is urged to consult its tax advisor regarding the U.S. federal, state, local and
non-U.S.
income and other tax considerations of an investment in the ADSs or ordinary shares.
General
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ADSs or ordinary shares that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (3) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source or (4) a trust (a) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (b) that has otherwise elected to be treated as a “United States person” under the Code.
If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the ADSs or ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding the ADSs or ordinary shares are urged to consult their tax advisors regarding an investment in the ADSs or ordinary shares.
The discussion below assumes the deposit agreement and any related agreement will be complied with in accordance with its terms.
For U.S. federal income tax purposes, a U.S. Holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawals of ordinary shares for the ADSs will generally not be subject to U.S. federal income tax.
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

The determination of whether we will be or become a PFIC will depend upon the composition of our income (which may differ from our historical results and current projections) and assets and the value of our assets from time to time, including, in particular, the value of our goodwill and other unbooked intangibles (which may depend upon the market value of the ADSs or ordinary shares from time to time and may be volatile). In addition, although the law in this regard is unclear, we treat the affiliated entities as being owned by us for U.S. federal income tax purposes, not only because we direct the activities of such entities that most significantly impact their economic performance, but also because we are entitled to substantially all of their economic benefits, and, as a result, we combine and consolidate their operating results in our consolidated financial statements. Assuming that we are the owner of the consolidated affiliated entities for U.S. federal income tax purposes, based upon the current and anticipated value of our assets and the composition of our income and assets and projections as to the value of the ADSs and ordinary shares, we do not believe we were classified as a PFIC for the fiscal year ended December 31, 2021. Among other matters, if our market capitalization does not increase or subsequently declines, we may be classified as a PFIC for the current or future fiscal years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming classified as, a PFIC for the current or one or more future fiscal years.
The determination of whether we will be or become a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets and cash. Under circumstances where we retain significant amounts of liquid assets including cash raised in our initial public offering, or if the affiliated entities were not treated as owned by us for U.S. federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year ending December 31, 2022 or any future taxable year or that the IRS will not take a contrary position. If we were classified as a PFIC for any year during which a U.S. Holder held the ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held the ADSs or ordinary shares. The discussion below under “—Dividends” and “—Sale or other disposition of ADSs or ordinary shares” is written on the basis that we will not be classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply if we are classified as a PFIC for the current fiscal year or any subsequent fiscal year are discussed below under “—Passive foreign investment company rules.”
Dividends
Subject to the PFIC rules described below, any cash distributions (including the amount of any PRC tax withheld) paid on the ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary bank, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution will generally be treated as a “dividend” for U.S. federal income tax purposes. Under current law, a non-corporate
recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at the lower rates applicable to “qualified dividend income” rather than the marginal tax rates generally applicable to ordinary income, provided that certain holding period and other requirements are met.

A
non-U.S.
corporation (other than a corporation that is classified as a PFIC for the fiscal year in which the dividend is paid or the preceding fiscal year) will generally be considered to be a qualified foreign corporation (1) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (2) with respect to any dividend it pays on stock (or ADSs in respect of such stock) that is readily tradable on an established securities market in the United States. The ADSs are currently listed on Nasdaq. We believe, but cannot assure you, that the ADSs are and will continue to be considered to be readily tradable on an established securities market in the United States and that we are and will continue to be a qualified foreign corporation with respect to dividends paid on the ADSs. Since our ordinary shares are not listed on established securities markets, it is unclear whether dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. There can be no assurance that the ADSs will be considered readily tradable on an established securities market in future years. In the event we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law (see “—PRC Taxation”), we may be eligible for the benefits of the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the
U.S.-PRC
income tax treaty (which the Secretary of the Treasury of the United States has determined is satisfactory for this purpose), in which case we would be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares (regardless of whether such shares are backed by ADSs) or ADSs. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to qualifying corporations under the Code.
For U.S. foreign tax credit purposes, dividends paid on the ADSs or ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on the ADSs or ordinary shares. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on the ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing foreign tax credits are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of foreign tax credits under their particular circumstances.
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
U.S. Holders are currently eligible for reduced rates of taxation. In the event that we are treated as a PRC resident enterprise under the EIT Law, and gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC (see “—PRC Taxation”), such gain may be treated as PRC source gain for foreign tax credit purposes under the
U.S.-PRC
income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of the ADSs or ordinary shares, including the availability of foreign tax credits under their particular circumstances.
Passive foreign investment company rules
If we are classified as a PFIC for any fiscal year during which a U.S. Holder holds the ADSs or ordinary shares, unless the U.S. Holder makes one of certain elections (as described below), the U.S. Holder will, except as discussed below, be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (1) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a fiscal year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding fiscal years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (2) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

•	the excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

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

If we are a PFIC for any fiscal year during which a U.S. Holder holds the ADSs or ordinary shares and any of our
non-U.S.
subsidiaries or other corporate entities in which we own equity interests is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our lower-tier PFICs.
If we are a PFIC for any fiscal year during which a U.S. Holder holds the ADSs or ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which the U.S. Holder holds the ADSs or ordinary shares, unless we were to cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to the ADSs or ordinary shares. If such election is made, the U.S. Holder will be deemed to have sold the ADSs or ordinary shares it holds at their fair market value and any gain from such deemed sale would be subject to the rules described in the preceding two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent fiscal year, the ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and, as a result, the U.S. Holder will not be subject to the rules described above with respect to any “excess distribution” the U.S. Holder receives from us or any gain from an actual sale or other disposition of the ADSs or ordinary shares. Each U.S. Holder is strongly urged to consult its tax advisors as to the possibility and consequences of making a deemed sale election if we are and then cease to be a PFIC and such an election becomes available to the U.S. Holder.
As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market
election with respect to ADSs, provided that the ADSs are “regularly traded” (as specially defined) on Nasdaq, which is a qualified exchange or other market for these purposes. No assurances may be given regarding whether the ADSs qualify, or will continue to qualify, as being regularly traded in this regard. If a mark-to-market
election is made, the U.S. Holder will generally (1) include as ordinary income for each fiscal year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the fiscal year over the U.S. Holder’s adjusted tax basis in such ADSs and (2) deduct as an ordinary loss the excess, if any, of the U.S. Holder’s adjusted tax basis in such ADSs over the fair market value of such ADSs held at the end of the fiscal year, but only to the extent of the net amount previously included in income as a result of the mark-to-market
election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market
election. If a U.S. Holder makes an effective
mark-to-market
election, in each year that we are a PFIC, any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market
election. Because our ordinary shares are not listed on a stock exchange, U.S. Holders will not be able to make a mark-to-market
election with respect to our ordinary shares.
If a U.S. Holder makes a
mark-to-market
election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the mark-to-market
gain or loss described above during any period that such corporation is not classified as a PFIC.

Because a
mark-to-market
election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market
election with respect to the ADSs may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our
non-U.S.
subsidiaries or other corporate entities in which we own equity interests that is classified as a PFIC.
We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.
As discussed above under “Dividends,” dividends that we pay on the ADSs or ordinary shares will not be eligible for the reduced tax rate that applies to qualified dividend income if we are classified as a PFIC for the fiscal year in which the dividend is paid or the preceding fiscal year. In addition, if a U.S. Holder owns the ADSs or ordinary shares during any fiscal year that we are a PFIC, the U.S. Holder must file an annual information return with the IRS. Each U.S. Holder is urged to consult its tax advisor concerning the U.S. federal income tax consequences of purchasing, holding, and disposing the ADSs or ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market
election and the unavailability of the qualified electing fund election.
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
In addition, U.S. Holders may be subject to information reporting to the IRS and backup withholding with respect to dividends on and proceeds from the sale or other disposition of the ADSs or ordinary shares. Information reporting will apply to payments of dividends on, and to proceeds from the sale or other disposition of, our ordinary shares or ADSs by a paying agent within the United States to a U.S. Holder, other than U.S. Holders that are exempt from information reporting and properly certify their exemption. A paying agent within the United States will be required to withhold at the applicable statutory rate, currently 24%, in respect of any payments of dividends on, and the proceeds from the disposition of, our ordinary shares or ADSs within the United States to a U.S. Holder (other than U.S. Holders that are exempt from backup withholding and properly certify their exemption) if the U.S. Holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements. U.S. Holders who are required to establish their exempt status generally must provide a properly completed IRS Form
W-9.
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
We have previously filed with the SEC our registration statement on Form
F-1
(File Number
333-238941),
as amended, and a prospectus under the Securities Act with respect to our ordinary shares represented by the ADSs.
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
We will furnish Deutsche Bank Trust Company Americas, the depositary of the ADSs, with all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us. We will, upon request, furnish our shareholders with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

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
Foreign Exchange Risk
Substantially all of our revenues and expenses are denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in the ADSs will be affected by the exchange rate between the U.S. dollar and the Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars.

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
As of December 31, 2021, we had Renminbi-denominated cash and cash equivalents of RMB30.9 million. We estimate that a 10% appreciation or depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 30, 2021 would result in a change of our holding U.S. dollar equivalents of US$0.5 million for cash and cash equivalents.
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

Fees and Other Payment Made by the Depositary to Us
From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. For the year ended December 31, 2021, we received reimbursement of approximately US$109,500 from the depositary.
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
For the period from July 9, 2020, the date that the Form
F-1
Registration Statement was declared effective by the SEC, to the date of this annual report, we used approximately US$14.0 million of the net proceeds from our initial public offering to expand our business, fund potential strategic acquisitions and fund our working capital. We have placed the remaining net proceeds from our initial public offering in wealth management products for principal preservation purposes. We still intend to continue to use the net proceeds from our initial public offering as disclosed in our registration statements on Form
F-1.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule
13a-15(e)
under the Exchange Act) as of the end of the period covered by this report, as required by Rule
13a-15(b)
under the Exchange Act.

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2021, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of December 31, 2021, our internal control over financial reporting was effective.
Remediation of previously disclosed material weakness
In connection with the audits of our consolidated financial statements as of and for the year ended December 31, 2020, we and our independent accountant identified a material weakness in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified is our lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of U.S. GAAP and SEC rules.
To remedy our identified material weakness subsequent to December 31, 2020, we started implementing a number of measures to address this identified material weakness, including: (1) hiring additional accounting and financial reporting personnel with U.S. GAAP and SEC reporting experience, (2) expanding the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under U.S. GAAP, and SEC rules and regulations, (3) developing, communicating and implementing an accounting policy manual for our accounting and financial reporting personnel for recurring transactions and period-end
closing processes, and (4) establishing effective monitoring and oversight controls for non-recurring
and complex transactions to ensure the accuracy and completeness of our consolidated financial statements and related disclosures.

During the fiscal year ended December 31, 2021, our management completed the design, implementation and testing of the newly designed and enhanced controls and determined that, as of December 31, 2021, these controls were appropriately designed and operating effectively to conclude the material weakness has been remediated.
Attestation Report of the Registered Public Accounting Firm
Since we qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2021, this annual report on Form
20-F
does not include an attestation report of our independent registered public accounting firm.
Changes in Internal Control over Financial Reporting
Other than the remediation of our previous material weakness as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form
20-F
that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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

	2020	2021
	(RMB in thousands)
Audit fees (1)	6,500	7,200
Tax fees (2)	750	420

(1)
“Audit fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditor for the audit or review of our annual financial statements or quarterly financial information and review of documents filed with the SEC, including audit fees relating to our initial public offering in 2020.

(2)	“Tax fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance and tax planning.
Our audit committee is responsible for
pre-approving
all audit and
non-audit
services provided by Ernst & Young Hua Ming LLP and its affiliates.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
None.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G. CORPORATE GOVERNANCE
As a Cayman Islands company listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, the Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent that we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Governance—  As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices for corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance listing standards.”
ITEM 16H. MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
PART III
ITEM 17. FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.
ITEM 18. FINANCIAL STATEMENTS
Our consolidated financial statements are included at the end of this annual report.
ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 1.1 to our annual report on Form 20-F (file No. 001-39354) filed with the Securities and Exchange Commission on May 17, 2021)

2.1	Registrant’s specimen American depositary receipt (included in Exhibit 2.3) (incorporated herein by reference to Exhibit 2.1 to our annual report on Form 20-F (file No. 001-39354) filed with the Securities and Exchange Commission on May 17, 2021)

2.2	Registrant’s specimen certificate for Class A ordinary shares (incorporated herein by reference to Exhibit 4.1 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

2.3	Deposit agreement by and among the Registrant, the depositary and holders of the American Depositary Shares evidenced by American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit 2.3 to our annual report on Form 20-F (file No. 001-39354) filed with the Securities and Exchange Commission on May 17, 2021)

2.4	Shareholders Agreement, among the Registrant and other parties thereto dated August 23, 2019 (incorporated herein by reference to Exhibit 4.4 to our registration statement on Form F-1 (file no. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

2.5	Description of Securities (incorporated herein by reference to Exhibit 2.5 to our annual report on Form 20-F (file No. 001-39354) filed with the Securities and Exchange Commission on May 17, 2021)

4.1	English translation of Exclusive Business Cooperation Agreement dated August 23, 2019 among Beijing Quhuo Information Technology Co., Ltd., Beijing Quhuo Technology Co., Ltd. and other parties thereto (incorporated herein by reference to Exhibit 10.1 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.2	English translation of Equity Pledge Agreements dated August 23, 2019 among Beijing Quhuo Information Technology Co., Ltd., Beijing Quhuo Technology Co., Ltd. and Ms. Lili Sun (incorporated herein by reference to Exhibit 10.2 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.3	English translation of Equity Pledge Agreements dated August 23, 2019 among Beijing Quhuo Information Technology Co., Ltd., Beijing Quhuo Technology Co., Ltd. and Mr. Shuyi Yang (incorporated herein by reference to Exhibit 10.3 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.4	English translation of Equity Pledge Agreements dated August 23, 2019 among Beijing Quhuo Information Technology Co., Ltd., Beijing Quhuo Technology Co., Ltd. and Mr. Zhen Ba (incorporated herein by reference to Exhibit 10.4 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.5	English translation of Equity Pledge Agreements dated August 23, 2019 among Beijing Quhuo Information Technology Co., Ltd., Beijing Quhuo Technology Co., Ltd. and Mr. Tongtong Li (incorporated herein by reference to Exhibit 10.5 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.6	English translation of Equity Pledge Agreements dated August 23, 2019 among Beijing Quhuo Information Technology Co., Ltd., Beijing Quhuo Technology Co., Ltd. and Ningbo Maiken Investment Management LLP (incorporated herein by reference to Exhibit 10.6 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.7	English translation of Exclusive Call Option Agreement dated August 23, 2019 among the Beijing Quhuo Information Technology Co., Ltd., Beijing Quhuo Technology Co., Ltd. and other parties thereto (incorporated herein by reference to Exhibit 10.7 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.8	English translations of Powers of Attorney dated August 23, 2019 granted by shareholders of Beijing Quhuo Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.8 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.9	English translation of Shareholder Undertaking Letter dated August 23, 2019 granted by Mr. Leslie Yu and Ms. Lili Sun (incorporated herein by reference to Exhibit 10.9 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.10	English translation of Shareholder Undertaking Letter dated August 23, 2019 granted by Mr. Shuyi Yang (incorporated herein by reference to Exhibit 10.10 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.11	English translation of Shareholder Undertaking Letter dated August 23, 2019 granted by Mr. Zhen Ba (incorporated herein by reference to Exhibit 10.11 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.12	English translation of Shareholder Undertaking Letter dated August 23, 2019 granted by Mr. Tongtong Li (incorporated herein by reference to Exhibit 10.12 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.13	English translation of Confirmation Letter dated August 23, 2019 granted by Mr. Leslie Yu (incorporated herein by reference to Exhibit 10.13 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.14	English translations of Spousal Consent Letter granted by the spouse of Mr. Leslie Yu (incorporated herein by reference to Exhibit 10.14 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.15	English translations of Spousal Consent Letter granted by the spouse of Mr. Shuyi Yang (incorporated herein by reference to Exhibit 10.15 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.16	English translations of Spousal Consent Letter granted by the spouse of Mr. Zhen Ba (incorporated herein by reference to Exhibit 10.16 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.17	English translations of Spousal Consent Letter granted by the spouse of Mr. Tongtong Li (incorporated herein by reference to Exhibit 10.17 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.18	Financial Support Undertaking Letter issued by the Registrant to Beijing Quhuo Technology Co., Ltd., dated August 23, 2019 (incorporated herein by reference to Exhibit 10.18 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.19	English translation of Form of Delivery Services Agreement between the Registrant and Meituan (incorporated herein by reference to Exhibit 10.19 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.20	English translation of Form of Delivery Services Agreement between the Registrant and Ele.me (incorporated herein by reference to Exhibit 10.20 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.21	Form of Employment Agreement between the Registrant and the executive officers of the Registrant (incorporated herein by reference to Exhibit 10.21 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.22	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.22 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.23	Share Incentive Plan (incorporated herein by reference to Exhibit 10.23 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.24	English translation of Investment Agreement between the Registrant and Lailai Information Technology (Shenzhen) Co., Ltd. dated October 12, 2021 (incorporated herein by reference to Exhibit 4.24 to our annual report on Form 20-F (file No. 001-39354) filed with the Securities and Exchange Commission on May 17, 2021)

8.1*	List of subsidiaries and affiliated entities of the Registrant

11.1	Code of business conduct and ethics (incorporated herein by reference to Exhibit 99.1 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Commerce & Finance Law Offices

15.2*	Consent of Ernst & Young Hua Ming LLP

101.INS*	Inline XBRL Instance Document- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QUHUO LIMITED

By:	/s/ Leslie Yu
Name:	Leslie Yu
Title:	Chief Executive Officer
Date: September 9, 2022

QUHUO LIMITED

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Quhuo Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Quhuo Limited (the Company) as of December 31, 2021 and 2020, the related consolidated statements of comprehensive loss, changes in shareholders’ (deficit)/equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.
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
/s/ Ernst & Young Hua Ming LLP
We have served as the Company’s auditor since 2019
Shanghai, the People’s Republic of China
September 9, 2022

QUHUO LIMITED
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Notes	2020	2021	2021
		RMB	RMB	US$
ASSETS:

Current assets:
Cash		97,807	28,593	4,487
Restricted cash		5,948	2,315	363
Short-term investments	6	201,578	178,830	28,062
Accounts receivable, net	7	381,248	510,683	80,137
Prepayments and other current assets	8	45,462	42,228	6,627
Amounts due from related parties	2 3	2,940	4,787	751

Total current assets		734,983	767,436	120,427

Non-current assets:
Property and equipment, net	9	23,390	14,914	2,340
Right-of-use assets, net	10	32,534	7,964	1,250
Intangible assets, net	11	111,990	124,259	19,499
Goodwill	12	118,724	66,753	10,475
Deferred tax assets	18	2,370	6,729	1,056
Other non-current assets	13	106,566	157,320	24,687

Total non-current assets		395,574	377,939	59,307

Total assets		1,130,557	1,145,375	179,734

LIABILITIES AND SHAREHOLDERS’ (DEFICIT)/EQUITY:
Current liabilities
(including current liabilities of the consolidated VIE without recourse to the primary beneficiary of RMB462,536 and RMB695,081 (US$109,073) as of December 31, 2020 and 2021, respectively):

Accounts payable		268,939	334,083	52,425
Accrued expenses and other current liabilities	14	105,744	120,971	18,983
Short-term debt	15	73,837	148,441	23,294
Short-term lease liabilities	10	17,707	5,317	834
Amounts due to related parties	23	—	245	38

Total current liabilities		466,227	609,057	95,574

Non-current
liabilities
(including
non-current
liabilities of the consolidated VIE without recourse to the primary beneficiary of RMB61,499 and RMB52,883 (US$8,297) as of December 31, 2020 and 2021, respectively)
:

Long-term debt	15	5,135	3	—
Long-term lease liabilities	10	14,623	1,424	223
Deferred tax liabilities	18	727	753	118
Other non-current liabilities	16	41,014	50,703	7,956

Total non-current liabilities		61,499	52,883	8,297

Total liabilities		527,726	661,940	103,871

Commitments and contingencies	2 2

QUHUO LIMITED
CONSOLIDATED BALANCE SHEETS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Notes	2020	2021	2021
		RMB	RMB	US$
Shareholders’ equity:
Ordinary shares (US$0.0001 par value; 300,000,000 Class A ordinary shares authorized, 46,097,880 and 46,379,583 shares issued, and 36,595,330 and 40,377,645 shares outstanding as of December 31, 2020 and 2021, respectively; 6,296,630 and 6,296,630 Class B ordinary shares authorized, issued and outstanding as of December 31, 2020 and 2021, respectively; 193,703,370 and 193,703,370 shares (undesignated) authorized, nil and nil shares (undesignated) issued and outstanding as of December 31, 2020 and 2021, respectively)	19	36	37	6
Additional paid-in capital		1,779,923	1,855,897	291,231
Accumulated deficit		(1,208,827)	(1,366,734)	(214,470)
Accumulated other comprehensive loss		(14,843)	(18,259)	(2,865)

Total Quhuo Limited shareholders’ equity		556,289	470,941	73,902

Non-controlling interests		46,542	12,494	1,961

Total shareholders’ equity		602,831	483,435	75,863

Total liabilities and shareholders’ equity		1,130,557	1,145,375	179,734

The accompanying notes are an integral part of these consolidated financial statements.

QUHUO LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		For the year ended December 31,
	Notes	2019	2020	2021	2021
		RMB	RMB	RMB	US$
Revenues	4	2,055,789	2,580,810	4,025,279	631,654
Cost of revenues		(1,893,513)	(2,388,299)	(3,849,682)	(604,099)
General and administrative		(161,160)	(202,963)	(240,749)	(37,779)
Research and development		(9,730)	(13,095)	(20,122)	(3,158)
(Loss)/gain on disposal of assets, net		(3,840)	3,243	(2,564)	(402)
Goodwill impairment		—	(336)	(51,971)	(8,155)

Total operating expenses		(174,730)	(213,151)	(315,406)	(49,494)

Operating loss		(12,454)	(20,640)	(139,809)	(21,939)

Interest income		275	824	644	101
Interest expense		(6,093)	(8,068)	(7,026)	(1,103)
Other income/(loss), net		27,892	49,218	(33,964)	(5,330)
Foreign exchange (loss)/gain		(1,489)	(1,510)	952	149

Income /(loss) before income tax		8,131	19,824	(179,203)	(28,122)
Income tax expense	18	(21,580)	(25,428)	(12,027)	(1,887)

Net loss		(13,449)	(5,604)	(191,230)	(30,009)
Net loss attributable to non-controlling interests		1,684	9,034	33,323	5,229

Net (loss)/income attributable to ordinary shareholders of Quhuo Limited		(11,765)	3,430	(157,907)	(24,780)

(Loss)/earnings per share:	2 0
Basic		(0.79)	0.08	(3.60)	(0.56)
Diluted		(0.79)	0.07	(3.60)	(0.56)
Shares used in (loss)/earnings per share computation:	2 0
Basic		14,972,760	28,282,187	43,914,204	43,914,204
Diluted		14,972,760	48,517,987	43,914,204	43,914,204
The accompanying notes are an integral part of these consolidated financial statements.

QUHUO LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		For the year ended December 31,
	Notes	2019	2020	2021	2021
		RMB	RMB	RMB	US$
Other comprehensive loss:
Profit and loss from fair value change through other comprehensive income, net of tax		—	—	(85)	(13)
Foreign currency translation adjustment		(1,231)	(13,612)	(3,331)	(523)

Comprehensive loss		(14,680)	(19,216)	(194,646)	(30,545)
Comprehensive loss attributable to non-controlling interests		1,684	9,034	33,323	5,229
Comprehensive loss attributable to ordinary shareholders of Quhuo Limited		(12,996)	(10,182)	(161,323)	(25,316)

QUHUO LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	Number of outstanding ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss *	Quhuo Limited shareholders’ (deficit)/equity	Non-controlling interests	Total shareholders’ (deficit)/equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2018	14,972,760	17	369,352	(1,200,492)	—	(831,123)	4,555	(826,568)

Net loss	—	—	—	(11,765)	—	(11,765)	(1,684)	(13,449)
Other comprehensive loss	—	—	—	—	(1,231)	(1,231)	—	(1,231)

Share-based compensation (note 17)	—	—	64,799	—	—	64,799	—	64,799

Balance as of December 31, 2019	14,972,760	17	434,151	(1,212,257)	(1,231)	(779,320)	2,871	(776,449)

Net loss	—	—	—	3,430	—	3,430	(9,034)	(5,604)
Other comprehensive loss	—	—	—	—	(13,612)	(13,612)	—	(13,612)

Issuance of ordinary shares in connection with initial public offering, net of offering cost (note 19)	3,788,100	2	232,121	—	—	232,123	—	232,123
Conversion of redeemable convertible preferred shares	24,131,100	17	1,030,984	—	—	1,031,001	—	1,031,001
Non-controlling interest recognized from business combination (note 5)	—	—	—	—	—	—	52,705	52,705
Share-based compensation (note 17)	—	—	82,667	—	—	82,667	—	82,667

Balance as of December 31, 2020	42,891,960	36	1,779,923	(1,208,827)	(14,843)	556,289	46,542	602,831

Net loss	—	—	—	(157,907)	—	(157,907)	(33,323)	(191,230)
Other comprehensive loss	—	—	—	—	(3,416)	(3,416)	—	(3,416)
Issuance of ordinary shares in connection with business combination (note 5)	281,703	1	1,902	—	—	1,903	—	1,903
Acquisition of on-controlling interests	—	—	—	—	—	—	(725)	(725)
Exercise of employee share options	3,500,612	—	5,140	—	—	5,140	—	5,140
Share-based compensation (note 17)	—	—	68,932	—	—	68,932	—	68,932

Balance as of December 31, 2021	46,674,275	37	1,855,897	(1,366,734)	(18,259)	470,941	12,494	483,435

Balance as of December 31, 2021 in US$		6	291,231	(214,470)	(2,865)	73,902	1,961	75,863

*	Accumulative other comprehensive loss includes foreign currency translation adjustment and fair value adjustment of convertible loan for the year ended December 31, 2020 and 2021.
The accompanying notes are an integral part of these consolidated financial statements.

QUHUO LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		For the year ended December 31,
	Notes	2019	2020	2021	2021
		RMB	RMB	RMB	US$
Cash flows from operating activities
Net loss		(13,449)	(5,604)	(191,230)	(30,009)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation		3,479	6,257	5,233	821
Amortization		10,632	13,749	25,278	3,967
Goodwill impairment		—	336	51,971	8,155
Deferred income taxes	18	(9,322)	(740)	(4,333)	(680)
Share-based compensation	17	64,799	82,667	68,932	10,817
Non-cash operating lease expenses		—	4,805	—	—
Loss (gain) on disposals of assets, net		3,840	(2,918)	2,564	402
Changes in fair value of short-term investment		—	(35,527)	52,877	8,298
Others		1,408	2,167	9,646	1,514
Changes in operating assets and liabilities:
Amounts due from related parties		11,422	18,392	—	—
Accounts receivable		(112,386)	(97,246)	(134,193)	(21,058)
Prepayments and other current assets		(11,343)	(8,167)	5,295	831
Other non-current assets		(51,803)	(6,639)	(22,635)	(3,552)
Accounts payable		78,797	31,848	65,144	10,223
Accrued expenses and other current liabilities		12,682	(1,585)	31,755	4,983
Lease liabilities		—	(5,402)	(193)	(30)
Income taxes payable		15,142	(2,878)	(4,693)	(736)
Other non-current liabilities		13,726	17,595	7,689	1,207

Net cash provided by (used in) operating activities		17,624	11,110	(30,893)	(4,847)

Cash flows from investing activities
Purchase of short-term investments		(2,691,570)	(3,409,514)	(3,069,203)	(481,625)
Proceeds from sales of short-term investments		2,715,000	3,299,763	3,035,852	476,391
Proceeds from disposal of long-term investment		11,000	—	—	—
Acquisitions of businesses, net of cash acquired		(2,478)	(27,528)	(3,360)	(527)
Other investing activities		(1,015)	(2,190)	(11,820)	(1,854)

QUHUO LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

		For the year ended December 31,
	Notes	2019	2020	2021	2021
		RMB	RMB	RMB	US$
Cash flows from investing activities (continued)
Purchase of property and equipment		(17,753)	(3,411)	(9,330)	(1,464)
Acquisitions of intangible assets		(21,868)	(58,982)	(71,402)	(11,205)
Proceeds from disposals of intangible assets		21,167	14,779	18,850	2,958

Net cash provided by (used in) investing activities		12,483	(187,083)	(110,413)	(17,326)

Cash flows from financing activities
Proceeds from short-term debt	15	116,000	151,000	213,468	33,498
Repayments of short-term debt	15	(45,800)	(222,550)	(136,000)	(21,341)
Proceeds from long-term debt		15,177	94	—	—
Repayments of long-term debt		(3,768)	(8,633)	(8,795)	(1,380)
Payments of deferred IPO costs		(1,059)	(10,979)	—	—
Proceeds from initial public offering		—	244,161	—	—

Net cash provided by financing activities		80,550	153,093	68,673	10,777

Effect of exchange rate changes on cash and restricted cash		(1,221)	(144)	(214)	(35)
Net increase (decrease) in cash and restricted cash		109,436	(23,024)	(72,847)	(11,431)
Cash and restricted cash, at the beginning of year		17,343	126,779	103,755	16,281

Cash and restricted cash, at the end of year		126,779	103,755	30,908	4,850

Supplemental disclosures of cash flow information:
Interest paid		5,935	8,139	6,169	968
Income tax paid		835	11,878	10,581	1,660

Supplemental disclosures of non-cash investing activities:
Cash consideration for business acquisition included in current liabilities		—	4,328	—	—
Non-cash consideration for business acquisition		—	19,252	—	—
Contingent consideration for business acquisition included in other non-current liabilities		—	2,900	—	—
Extinguishment of pre-existing receivables included in non-current assets as a result of business acquisition		11,165	—	—	—
Operating lease liabilities arising from obtaining right-of-use assets		—	37,256	9,118	1,431
Non-monetary exchange of intangible assets		—	9,177	2,209	347
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
As of December 31, 2021, the Company’s principal subsidiaries, VIE and subsidiaries of the VIE are as follows:

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
As of December 31, 2021, RMB295,543 of accounts receivable and RMB13,731 of property and equipment of the VIE were pledged or collateralized. Creditors of the VIE have no recourse to the general credit of the Company, who is the primary beneficiary of the VIE, through its 100% controlled subsidiary WFOE. The Company did not provide any financial or other support to the VIE other than what is obligated by the agreements described above. The table sets forth the assets and liabilities of the VIE’s included in the Company’s consolidated balance sheets:

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
ASSETS:
Current assets:
Cash	93,007	19,463	3,054
Restricted cash	401	2,315	363
Short-term investments	34,634	68,568	10,760
Accounts receivable	381,248	510,683	80,137
Prepayments and other current assets	44,662	40,595	6,370
Inter-group balance due from Parent and WFOE	—	7,823	1,228
Amounts due from related parties	2,940	3,081	483

Total current assets	556,892	652,528	102,395

Non-current assets:
Property and equipment, net	23,310	14,633	2,296
Intangible assets, net	111,990	124,259	19,499
Operating lease right-of-use assets, net	32,534	7,964	1,250
Goodwill	118,724	66,753	10,475
Deferred tax assets	2,370	6,729	1,056
Other non-current assets	106,566	157,296	24,683

Total non-current assets	395,494	377,634	59,259

Total assets	952,386	1,030,162	161,654

QUHUO LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

1.	Organization, Consolidation and Principal Activities (continued)

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
LIABILITIES:
Current liabilities:
Accounts payable	268,939	334,083	52,425
Accrued expenses and other current liabilities	102,053	119,307	18,722
Short-term debt	73,837	148,441	23,294
Short-term lease liabilities	17,707	5,317	834
Inter-group balance due to Parent and WFOE	—	87,688	13,760
Amounts due to related parties	—	245	38

Total current liabilities	462,536	695,081	109,073

Non-current liabilities:
Deferred tax liabilities	727	753	118
Long-term debt	5,135	3	—
Long-term lease liabilities	14,623	1,424	223
Other non-current liabilities	41,014	50,703	7,956

Total non-current liabilities	61,499	52,883	8,297

Total liabilities	524,035	747,964	117,370

The VIE’s net asset balance was RMB428,351and RMB282,198 (US$44,284
)
as of December 31, 2020 and 2021, respectively.
The table sets forth the results of operations of the VIE included in the Company’s consolidated statements of comprehensive loss for the years ended December 31, 2019, 2020 and 2021, respectively:

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Revenue	2,055,789	2,580,810	4,025,279	631,654
Net (loss)/income	(11,992)	66,043	(120,539)	(18,915)
The table sets forth the cash flows of the VIE included in the Company’s consolidated statements of cash flows for the years ended December 31, 2019, 2020 and 2021, respectively:

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Net cash provided by (used in) operating activities	17,521	30,389	(27,699)	(4,347)
Net cash provided (used in) by investing activities	12,484	(56,535)	(112,604)	(17,669)
Net cash provided by (used in) financing activities	80,550	(7,119)	68,673	10,776
Effect of exchange rate changes on cash	(1,221)	(4)	—	—
Net increase (decrease) in cash	109,334	(33,269)	(71,630)	(11,240)

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
Comparative information
Certain items in prior years’ consolidated financial statements have been reclassified to conform to the current year’s presentation to facilitate comparison.
Use of estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in the Company’s consolidated financial statements include, but are not limited to, allowance for doubtful accounts for accounts receivable, fair value of short-term investment, useful lives of property, equipment and intangible assets, incremental borrowing rate (“IBR”) applied in lease liabilities, impairment of long-lived assets, intangible assets and goodwill, purchase price allocation and fair value of contingent consideration with respect to business combinations, valuation allowance for deferred tax assets, share-based compensation and fair value of intangible assets acquired associated with non-monetary
transactions. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.
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
The Company uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive loss, a component of shareholders’
(deficit)/
equity.

QUHUO LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (continued)

Convenience translation
Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.3726 on December 31, 2021 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.
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
Restricted cash mainly represents cash reserved in a bank account for legal liability.
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
Short-term investments
Short-term investments consist of investments in structured notes with original maturities of greater than three months, but less than twelve months and an investment in alternative investment fund, which is measured using the net asset value (NAV) per share as a practical expedient. The investment in the fund is redeemable on demand, subject t
o 30 days advance notice period.

QUHUO LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (continued)

Fair value measurements
Financial instruments of the Company primarily include cash, short-term investments, accounts receivable, other receivables, accounts payable and accrued liabilities, other receivables, amounts due from and due to related parties, long-term investments, deposits, equity consideration payable, contingent consideration payable, short-term debt and long-term debt. The Company applies ASC 820, Fair Value Measurements and Disclosures (‘‘ASC 820’’), in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement. The short-term investments and contingent consideration are measured at fair value on a recurring basis. The carrying amounts of the remaining financial instruments, except for long-term debt and deposits, approximate their fair values because of their short-term maturities.
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

Intangible assets
Intangible assets are carried at cost less accumulated amortization and adjusted by impairment charges. Intangible assets with finite useful lives are amortized using a straight-line method of amortization that reflects the estimated pattern in which the economic benefits of the intangible asset are to be consumed. The estimated useful life for the intangible assets is as follows:

Category	Estimated Economic Lives
Customer relationships	4-8 years
Purchased software	3 years
Technology	5 years
Impairment of long-lived assets other than goodwill
The Company evaluates its long-lived assets, including property and equipment and intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Company evaluates the recoverability of long-lived assets by comparing their carrying amount to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets when the market prices are not readily available. The Company recorded RMB826 and nil

i
mpairment charge related to operating lease ROU assets for vehicles used in its ride-hailing solution services for the year ended December 31, 2020 and 2021, respectively. The Company also recorded RMB923, RMB53 and RMB4,240 (US$665) impairment charges related to intangibles assets for the years ended December 31, 2019, 2020 and 2021, respectively.
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
Goodwill
In accordance with ASC 350, Intangibles-Goodwill and Others (“ASC 350”), the Company assigns and assesses goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. Goodwill was allocated to the reporting units that are expected to benefit from the business combinations.

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
2017-04’’),
pursuant to which the Company will apply a
one-step
quantitative test and record the amount of goodwill impairment as the excess of a goodwill allocated to the reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The Company assesses qualitative factors such as business changes, economic outlook, financial trends and forecast, growth rates, industry data and other relevant qualitative factors to determine if it’s more-likely-than-not
that the goodwill might be impaired and whether it’s necessary to perform a quantitative goodwill impairment. If the qualitative factors indicate a potential impairment, the Company compares the carrying amount of a reporting unit to its fair value, which is based on a discounted future cash flow approach. The Company recognized goodwill impairment charge of nil, RMB336
and RMB51,971 (US$8,155) for the years ended December 31, 2019, 2020 and 2021, respectively.
Revenue recognition
The Company generates its revenue from its
on-demand
consumer service business, primarily from
On-demand
delivery solution services provided to online ordering platforms operated by industry customers in the PRC and some other third parties. The Company also generates revenue from its mobility solution services and housekeeping solution and other services.
On-demand
delivery solutions
The Company enters into delivery service agreements to provide an integrated
On-demand
delivery solution services to industry customers. Industry customers divide their intracity delivery network into a number of delivery areas. The Company is responsible for providing delivery solution services to fulfill all
On-demand
delivery orders on a daily and an
if-needed
basis within the specified delivery areas managed by the Company.
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
Mobility solutions
The Company’s mobility service solutions comprise shared-bike maintenance solutions, ride-hailing solutions, and freight service solutions.
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
Freight service solution
The Company commenced its freight service solutions for industry customers in July 2021 by fulfilling end-to-end intra-city and long-distance transportation orders by deploying truck fleets to serve each industry customers and pay service fees to truck fleets engaged in the Company’s freight service solutions. Revenue generated from freight service solution was not material in 2021.

QUHUO LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (continued)

Housekeeping and other solutions
The Company generated revenue from Housekeeping and other solutions primarily by providing standardized housekeeping servic
e
 including cleaning and other services to industry customers that mainly comprise hotels and B&Bs and short-term rental properties in China. The Company charges monthly service fees to industry customers based on the service hours and/or the number of fulfilled orders and adjusted based on KPI performance. Revenues are variable based on the volume of service performed and the Company recognizes service revenue as the services are rendered.
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
Cost of revenue
Cost of revenue consists primarily of labor costs related to the outsourced workforce, rental expenses, amortization of customer relationships, on-demand
delivery supplies, workforce insurance costs, depreciation of property and equipment, service fees charged by 3 rd
parties and other costs directly attributable to the Company’s revenue generating activities.
Research and development
Research and development expenses primarily consist of salaries and benefits for research and development personnel engaging in software or platform development. The Company expenses research and development costs as they are incurred.
Employee benefit expenses
All eligible employees of the Company are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Company is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees’ salaries. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Company’s obligations are limited to the amounts contributed. The Company has no further payment obligations once the contributions have been paid. The Company recorded employee benefit expenses of RMB5,531, RMB10,784 and RMB11,311

(US$1,775
)
for the years ended December 31, 2019, 2020 and 2021, respectively.

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
On-demand
delivery services
. VAT of 6% and 9% applies to revenue derived from the provision of bike-sharing maintenance services. Prior to April 1, 2019, VAT of 16% applied to revenue derived from the rendering of car rental services. Subsequent to April 1, 2019, VAT of 13% applies to revenue derived from the rendering of car rental services. The Company is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided.
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
Segment reporting
In accordance with ASC
280-10,
Segment Reporting: Overall, the Company’s chief operating decision maker (‘‘CODM’’) has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Company as a whole and hence, the Company has only one reportable segment. The Company does not distinguish between markets or segments for purposes of internal reporting. All of the Company’s revenues for the years ended December 31, 2019, 2020 and 2021 were generated from the PRC. As of December 31, 2020 and 2021, all of the long-lived assets of the Company are located in the PRC, and therefore, no geographical segments are presented.

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
In December 2019, the FASB issued ASU No. 2019-12,
Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes.
This update simplifies the accounting for income taxes as part of the FASB’s overall initiative to reduce complexity in accounting standards. The amendments include removal of certain exceptions to the general principles of ASC 740, Income taxes, and simplification in several other areas such as accounting for a franchise tax (or similar tax) that is partially based on income. Certain amendments in this update should be applied retrospectively or modified retrospectively, and all other amendments should be applied prospectively. The Company is currently evaluating the impact on its financial statements of adopting this guidance.
In November 2021, the FASB issued ASU 2021-10,
Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance.
This update requires certain annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy. This update is effective for annual periods beginning after December 15, 2021, and early application is permitted. This guidance should be applied either prospectively to all transactions that are reflected in financial statements at the date of initial application and new transactions that are entered into after the date of initial application or retrospectively to those transactions. The Company is currently evaluating the impact on its financial statements of adopting this guidance.

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
The top three customers accounted for 41%, 40% and 15% of total revenues during the year ended December 31, 2019, 39%, 34% and 23% of total revenues during the year ended December 31, 2020, and 36%, 35% and 21% of total revenues during the year ended December 31, 2021. Three suppliers accounted for more than 10% each of cost of revenues during the years ended December 31, 2019 and 2020, respectively, and four suppliers accounted for more than 10% of cost of revenue for the year ended December 31, 2021.

(b)	Interest rate risk
The Company is exposed to interest rate risk related to its short-term loan. The interest rate of a short-term loan was mainly based on the one year People’s Bank of China (“PBOC”) benchmark interest rates and a pre-determined
margin. A hypothetical 1% increase or decrease in annual interest rates would increase or decrease interest expense by approximately RMB700 (US$110) per year based on the outstanding short-term loan balance at December 31, 2021.

(c)	Foreign currency exchange rate risk
From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against U.S. dollar, there was depreciation of approximately 1.3%, appreciation of approximately 6.5% and appreciation of approximately 2.3% during the years ended December 31, 2019, 2020 and 2021, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. To the extent that the Company needs to convert U.S. dollar into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends on ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company. In addition, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of the Company’s earnings or losses.

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

4.	Revenues
The following table presents the Company’s revenues disaggregated by revenue category. All revenues were generated in the PRC.

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
On-demand delivery solution services	2,027,351	2,536,818	3,828,956	600,847
Mobility solution services	28,176	31,587	110,168	17,287
Housekeeping services	262	12,405	79,735	12,512
Others	—	—	6,420	1,008

Total revenues	2,055,789	2,580,810	4,025,279	631,654

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

The purchase price allocation for the acquisitions
was
based on a valuation determined by the Company with the assistance of an independent third-party valuation firm. The significant inputs used in the purchase price allocations were revenue growth rates, gross margin rates, weighted-average cost of capital, discount rate, and terminal values. Identifiable intangible assets acquired primarily consist of customer relationships which provide the Company with rights to expand its on-demand
delivery services with online food ordering platforms or the bike-sharing maintenance services with the bike-sharing company in specified regions in the PRC.
The operating results of the acquired company was included in the consolidated statement of comprehensive loss from the acquisition date. Pro forma results of operations were not presented because the effect of the acquisition was not material to the Company’s consolidated financial statements.
2020 Acquisitions
On September 1, 2020, the Company acquired 51% of equity interests in Haikou Chengtu Network Technology Co., Ltd. (Ha
i
kou Cheng Tu), a company engaged in B&B operation and cleaning service industry. The acquisition will strengthen the Company’s ability to offer management services to short-term rental properties throughout China. The total consideration of the transaction was RMB10,000 in cash. The Company recognized identifiable intangible assets of RMB2,900 consisting of customer relationships that provided the Company with rights to provide B&B and cleaning service in certain areas of the PRC. The Company recognized goodwill of RMB4,613, which represented the expected synergies that will increase the Company’s competitiveness and competence in B&B operation solutions.

QUHUO LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

5.	Business Combination (continued)
2020 Acquisitions (continued)

On November 1, 2020, the Company acquire
d 54.22%
equity interest in Shenzhen Lailai Information Technology Co., Ltd.(Shenzhen Lailai), a company engaged in hotel workforce optimization service throughout China. Shenzhen Lailai offers a suite of services helping hotel to enhance efficiencies of their cleaning capability. The fair value of the purchase consideration was RM
B62.5
million, consisting o
f RM
B40.3 million in cash, 281,703
Class A ordinary shares which will be issued and a non-cash contingent consideration with a fair value of R
MB2.9 m
illion that would be settled by up to
1,076,056
Class A ordinary shares, which are contingently issuable upon Shenzhen Lailai reaching certain revenue and earnings targets in 2021, 2022 and 2023. Th
e 281,703
Class A ordinary shares to be issued were recorded as financial liabilities as the selling shareholder has the right for cash settlement at US
$10
per share if the Company did not issue related shares within 1 year after the acquisition date. In addition, the selling shareholder has the right to cash settlement at a price of US$10 per share or receive an amount equal to the total difference in the share price between US$10 per share and then the market price per share for an additional one-year
period if it disposes any portion of the 281,703 Class A ordinary shares during that period. The Company recognized identified intangible assets of RM
B6,900,
consisting of customer relationships with various hotels in China and developed technology consisting of human resource management platform. The Company recognized goodwill of RM
B88,216
representing the expected synergies from the combined business, which will enable the Company to compete in hotel workforce optimization industry in China.
In December 2021, the Company issued
281,703
Class A ordinary shares to the original shareholder and remeasures the fair value changes of the put option related to the above-mentioned cash settlement price of US
$10
per share and the right to the price difference and records it in the consolidated statements of comprehensive loss.
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

6.	Short-term investments
The Company’s short-term investments included structured notes with maturities of one year or less and investment in an alternative investment fund, which is measured using the net asset value (NAV) per share as a practical expedient. The following is a summary of the Company’s short-term investments:

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Structured notes	36,197	69,548	10,914
Investment in fund	165,381	109,282	17,148

Total short-term investments	201,578	178,830	28,062

For the years ended December 31, 2019, 2020 and 2021, the Group recognized other income(loss), net related to its structured notes of
RMB4,434, RMB4,255 and RMB2,992 (US$469), respectively, in the consolidated statements of comprehensive loss.
For the year ended December 31, 2020 and 2021, the Group recognized unrealized gain and (loss) on fair value change of the investment in fund of RMB35,527 and RMB(52,877) (US$8,298
), respectively, as other income(loss), net in the consolidated statements of comprehensive loss.

7.	Accounts Receivable

	As of December 31,
	20 20	202 1	202 1
	RMB	RMB	US$
Accounts receivable	381,273	515,334	80,867
Less: allowance for doubtful accounts	(25)	(4,651)	(730)

Accounts receivable, net	381,248	510,683	80,137

The following table presents the movement in the allowance for doubtful accounts:

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Balance at beginning of year	(25)	(25)	(4)
Additions	—	(4,757)	(747)
Write-offs	—	131	21

Balance at end of year	(25)	(4,651)	(730)

Substantially all of the Company’s accounts receivable as of December 31, 2020 and 2021 are aged within 90 and 150 days, respectively.

QUHUO LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

8.	Prepayments and Other Current Assets
Prepayments and other current assets consisted of the following:

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Other receivables	17,881	20,507	3,218
Employee advances	2,417	1,682	264
Prepaid rents	6,609	10,177	1,597
Others	18,555	9,862	1,548

Total prepayments and other current assets	45,462	42,228	6,627

9.	Property and Equipment
Property and equipment, net consisted of the following:

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Vehicles	27,599	27,599	4,332
Electronic equipment	5,829	2,558	401
Leasehold improvement	417	417	65
Furniture	307	333	52
Less: Accumulated depreciation	(10,762)	(15,993)	(2,510)

Total property and equipment, net	23,390	14,914	2,340

The Company recorded depreciation expenses of RMB
3,479, RMB6,257
and RMB5,233 (US$821) for the years ended December 31, 2019, 2020 and 2021, respectively.

10.	Leases
The Company’s operating leases mainly related to vehicles in connection with our ride-hailing solutions, office premises and on-demand delivery service stations. In May 2021, the Company terminated operating lease contracts of 370 vehicles and derecognized related right-of-use assets of RMB23,711
(US$3,721) and
lease liabilities of RMB23,711
(US$3,721)
with a
reversal
of ROU impairment of RMB826
 (US$130).
The total lease cost for the year ended December 31, 2021 was RMB43,434 (US$6,816), comprised of operating lease expenses and short-term lease expenses of RMB5,128 (US$805) and RMB38,306 (US$6,011), respectively. The weighted-average remaining lease term and weighted average incremental borrowing rate as of December 31, 2021 was 1.53 years and 3.35%, respectively.

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

The undiscounted future minimum payments under the Company’s operating lease liabilities and reconciliation to the operating lease liabilities recognized on the consolidated balance sheet was as below:

	As of December 31
	2021	2021
	RMB	US$
2022	5,524	867
2023	1,396	219
2024 and after	37	6

Total undiscounted cashflows	6,957	1,092
Less: imputed interest	216	35

Present value of lease liabilities	6,741	1,057
As of December 31, 2021, future minimum payment under
non-cancellable
short-term leases was RMB6,957 (US$1,092).
The operating cash flows used in operating leases was RMB5,402 and RMB3,867 (US$607) for the year ended December 31, 2020 and 2021, respectively.

QUHUO LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

11.	Intangible Assets
Intangible assets, net consisted of the following:

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Customer relationships	134,500	165,435	25,960
Purchased software	319	393	62
Technology	2,900	2,900	455
Less: Accumulated amortization	(25,729)	(44,469)	(6,978)

Total intangible assets, net	111,990	124,259	19,499

The Company recorded amortization expenses of RMB10,632, RMB13,749 and RMB21,104 (US$3,312) primarily as cost of revenues, and RMB923, RMB53 and RMB4,240 (US$665)
of impairment charges as general and administrative expenses for the years ended December 31, 2019, 2020 and 2021, respectively. As of December 31, 2021, estimated amortization expenses of the existing intangible assets for each of the next five years are
RMB21,667, RMB21,590, RMB21,393, RMB19,946 and RMB15,472
 (US$2,428), respectively.
The Company entered into
non-monetary
transactions to exchange its customer relationships with other on-demand
delivery service providers during the year ended December 31, 2020. The Company accounted for these non-monetary
exchanges based on fair value of assets received, which was determined using an income approach. The significant inputs used in the fair value assessment were revenue growth rates, gross margin, weighted-average cost of capital and economic useful life of the customer relationships.

12.	Goodwill
Changes in the carrying amount of goodwill by the reporting units as of December 31, 2020 and 2021 were as follows:

	Meituan on-demand delivery	Bike-sharing maintenance	Eleme On- demand delivery	B&B solution	Housekeeping solution	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2019	11,194	5,218	9,819	—	—	26,231

Acquisition (Note 5 )	—	—	—	4,613	88,216	92,829
Impairment	—	(336)	—	—	—	(336)

Balance as of December 31, 2020	11,194	4,882	9,819	4,613	88,216	118,724

Impairment	—	—	—	—	(51,971)	(51,971)

Balance as of December 31, 2021	11,194	4,882	9,819	4,613	36,245	66,753

Balance as of December 31, 2021, in US$	1,757	766	1,541	724	5,687	10,475

In December 2021, the Company completed its annual goodwill impairment analysis, which indicated the carrying value of the Housekeeping solution reporting unit exceeded its fair value due to the impact of COVID-19, integration activities taking longer than anticipated and a slower than anticipated growth rate due to a shifting focus on profitability. The Company estimated the fair value of the Housekeeping solution reporting unit using an income approach which utilized significant judgments and estimates including expected future growth rates with the consideration of the recent market environment and discount rate. The Company recognized the excess between the carrying value and fair value of the Housekeeping solution reporting unit as an impairment charge of
RMB51,971 (US$8,155).
As part of the annual goodwill impairment analysis the Company also reconciled the total fair value of its reporting units and its market capitalization. Management assessed and concluded the decline of its market capitalization was due to the distressed market caused by the strict COVID-19 policy in China and the increased regulatory pressures that the Company faced in overseas capital markets consistent with declines experienced by its peer companies within its industry as well as control premiums that are not reflected in the Company’s quoted market price.
In
December 2020, the Company completed its annual goodwill impairment analysis, which indicated the carrying value of the Bike-sharing maintenance reporting unit exceeded its fair value due to slower than anticipated business integration. As a result, the Company recognized a charge of RMB336. The Company did not recognize goodwill impairment loss in the year ended December 31, 2019.

QUHUO LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

13.	Other Non-current Assets
Other
non-current
assets consisted of the following:

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Rental and industry customer deposits	86,306	108,783	17,070
Prepayments	18,469	42,432	6,659
Long-term investments	1,065	6,105	958
Other receivables	726	—	—

Total other non-current assets	106,566	157,320	24,687

14.	Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Amounts due to third parties	26,645	33,321	5,229
Income tax payables	12,292	7,599	1,192
Other tax payables	5,099	25,427	3,990
Salary and welfare payables	18,497	22,114	3,470
Deposits received from ride-hailing drivers	13,165	5,654	887
Purchase consideration payable	23,580	16,002	2,511
Others	6,466	10,854	1,704

Total	105,744	120,971	18,983

QUHUO LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

15.	Debt
Short-term Debt
The following table presents the Company’s outstanding short-term debt as of December 31, 2020 and 2021:

Name	Annual interest rates	Term	As of December 31, 2020	As of December 31, 2021
			RMB	RMB	US$
Short-term loans
East West Bank	5.00%	6 months	35,000	65,000	10,200
SPD Silicon Valley Bank	4.85% - 6.00% (Floating )	6 months	30,000	70,000	10,985
Agricultural Bank of China	4.85%	6 months	1,000	—	—
China Merchants Bank	5.00%	6 months	—	5,000	785
Yirongxin Commercial Factoring Limited	15.15%	60 days	—	4,024	631
Long-term debt, current portion	8.45% - 14.86%	3 years	7,837	4,417	693

Total			73,837	148,441	23,294

In April 2019, the Company entered into banking facility agreements with East West Bank, pursuant to which the Company is entitled to borrow a RMB denominated loan of RMB50,000, with an interest rate of 5.50%. As of January 1, 2020, the Company had RMB50,000 of borrowing outstanding from this banking facility agreement. The Company drew down RMB30,000 and RMB16,000 in June 2020 and July 2020, and repaid RMB50,000, RMB16,000 and RMB30,000 in June 2020, September 2020 and October 2020, respectively. The loan is intended for general working capital purposes; and is guaranteed by the Company and secured by certain accounts receivables of the Company.
In June 2019, the Company entered into a banking facility agreement with East West Bank, pursuant to which the Company is entitled to borrow RMB16,000 with an interest rate of 5.00%. As of January 1, 2020, the Company had RMB16,000 of borrowing outstanding from this bank facility agreement. The Company repaid RMB16,000 in April 2020. The loan is intended for general working capital purposes and is secured by standby letter of credits issued by East West Bank.
In July 2020, the Company entered into a banking facility agreement with East West Bank, pursuant to which the Company is entitled to borrow RMB65,000 with an interest rate of 5.00%. The Company drew down RMB25,000 and RMB10,000 in July 2020 and August 2020, respectively, and repaid RMB25,000 and RMB10,000 in July 2021 and August 2021 respectively. The loan is intended for general working capital purposes and is guaranteed by the Company and secured by certain accounts receivables of the Company.
In April 2021, the Company entered into a banking facility agreement with East West Bank, pursuant to which the Company is entitled to borrow RMB65,000 with an interest rate of 5.00%. The Company drew down RMB30,000, RMB25,000, RMB5,000 and RMB5,000 in May 2021, July 2021, August 2021 and September 2021, respectively.
The loan is intended for general working capital purposes and is guaranteed by the Company and secured by certain accounts receivables of the Company.
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
In August 2019, the Company entered into a banking facility agreement with SPD Silicon Valley Bank, pursuant to which the Company is entitled to borrow up to RMB50,000 with a floating interest rate benchmarked to one-year lending rate of PBOC. As of January 1, 2020, the Company had RMB50,000 of borrowing outstanding from this banking facility agreement. The Company drew down RMB40,000 in September 2020, and repaid RMB10,000, RMB40,000 and RMB40,000 in August 2020, September 2020 and October 2020, respectively. The loan is intended for general working capital purposes and is secured by certain accounts receivables of the Company.

QUHUO LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

15.	Debt (continued)
Short-term Debt (continued)

In

November 2020, the Company entered into a banking facility agreement with SPD Silicon Valley Bank, pursuant to which the Company is entitled to borrow RMB
70,000
with a floating interest rate benchmarked to
one-year
lending rate of PBOC. The Company drew down RMB
30,000
, RMB
30,000
, RMB
10,000
, RMB
30,000
, RMB
30,000
, RMB
10,000

and
RMB
30,000
in November 2020, January 2021, April 2021, May 2021, July 2021, October 2021
,
 November 2021, and repaid RMB
30,000
, RMB
30,000
, RMB
10,000
 and
RMB
30,000
in May 2021, July 2021, October 2021 and November 2021, respectively. The loan is intended for general working capital purposes and is secured by standby letter of credits issued by SPD Silicon Valley Bank and by certain accounts receivables of the Company.
In November 2020, the Company completed the acquisition of Shenzhen Lailai. As of the acquisition date, the Company assumed short-term loan of RMB1,000 and RMB550, with an interest rate of 4.85% and 12.78% - 18.25% per annum, respectively. The Company repaid RMB550 and RMB1,000 in December 2020 and February 2021 respectively.
In December 2021, the Company entered into a banking facility agreement with China Merchants Bank, pursuant to which the Company is entitled to borrow RMB30,000 with an interest rate of 5.00%. The Company drew down RMB5,000 in
December 2021. The loan is intended for general working capital purposes and is secured by standby letter of credits issued by China Merchants Bank.
In November 2021, the Company entered into factoring agreements with Yirongxin Commercial Factoring Limited, pursuant to which the Company is entitled to borrow
RMB5,000 with an interest rate of 15.15%. The Company drew down RMB2,000 and RMB2,024 in November 2021 and December 2021, respectively. The loan is intended for general working capital purposes and is secured by certain accounts receivables of the Company.
Long-term debt
The following table presents the Company’s long-term debt as of December 31, 2020 and 2021:

	Annual interest rates	Term	As of December 31, 2020	As of December 31, 2021
			RMB	RMB	US$
Long-term debt, current portion	8.45% - 14.86%	3 years	7,837	4,417	693
Long-term debt, non-current portion	8.45% - 8.98%	3 years	5,135	3	—

Total			12,972	4,420	693

In August 2018, the Company entered into an agreement with a third party pursuant to which the Company borrowed RMB9,440 to purchase 100 vehicles for a total consideration of RMB11,800 for the Company’s ride-hailing solution business. Under the terms of the agreement, the Company will repay in fixed monthly installments over 36 months. The effective interest rate was 14.86% per annum. The Company obtained the ownership of the vehicles at inception of the arrangement and the borrowings are secured by the related vehicles. The agreement was ended in August 2021 and the security relationship was not released as of December 31, 2021 due to that the administrative procedures were not completed.
In July 2019, the Company entered into an agreement with a third party pursuant to which the Company borrowed a total of RMB15,270 as of December 31, 2020. Under the terms of the agreement, the Company will repay in fixed monthly installments over 36 months. The effective interest rate for the various borrowings was 8.45% - 8.98% per annum. The borrowing is secured by the Company’s property and equipment with a net book value of RMB10,120.
The weighted average interest rate for all the outstanding borrowings was approximately 6.29%, 5.70% and 5.77% as of December 31, 2019, 2020 and 2021 respectively.
As of December 31, 2021, maturities of the debt are as follows:

	RMB	US$
2022	148,441	23,294
2023	3	—

Total	148,444	23,294

QUHUO LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

16.	Other non-current liabilities
Other
non-current
liabilities consisted of the following:

	Note	As of December 31,
		2020	2021	2021
		RMB	RMB	US$
Unrecognized tax benefit	1 8	38,114	48,903	7,501
Contingent consideration, non-current portion		2,900	1,800	455

Total		41,014	50,703	7,956

17.	Share-Based Compensation
On June 1, 2017, the Board of Directors of Beijing Quhuo approved the 2017 Share Plan (the “2017 Plan”) for the purpose of providing incentives and rewards to the Company’s senior management, employees and consultants. Under the 2017 Plan, the Company reserved 19.55% of its equity interests.
On August 23, 2019, the Company’s shareholders and Board of Directors approved the 2019 Share Incentive Plan (the “2019 Plan”) which replaced the Company’s 2017 Plan. Under the 2019 Plan, the Company reserved in aggregate 9,502,550 ordinary shares, representing 19.55% equity interest of the Company, to its share-based payment trust to hold options to be awarded to the Company for the purposes of providing incentives and rewards to the Company’s senior management, employees, and other individuals. On August 23, 2019, the Company granted 3,396,372 options, 2,382,344 options, and 583,277 options under the 2019 Plan to employees, non-employees,
and the former shareholders as part of the purchase consideration for the business acquisition completed in previous year, respectively. Upon adoption of the 2019 Plan, the vesting terms we
re modified such that substantially all of the outstanding options would
not be exercisable until the completion of the Company’s IPO. The modification was a probable-to-improbable
modification as IPO constituted a performance condition that was not considered probable until the IPO completion date. As such, no incremental fair value was recognized unless and until the modified condition becomes probable. The award’s original grant-date fair value is recognized as an expense, over the requisite service period, regardless of whether the modified conditions are satisfied. The performance condition became probable upon the IPO completion date, whereupon the Company recognized incremental share-based compensation amounting of RMB63,574 (US$9,743
). As of December 31, 2021, the former shareholders exercised all the 583,277 options under the 2019 Plan.
Employees
The options granted to employees under the 2017 Plan are accounted for as equity awards and contain service vesting conditions. The options generally will become vested either: (i) 100% on the grant date; (ii) 100% on the first anniversary of the vesting commencement date; (iii) over three years, which 25%, 35% and 40% of the options vesting on the first, second and third anniversary of the vesting commencement date; or (iv) over four years, which 40%, 20%, 20% and 20%
of the options vesting on the first, second, third and fourth anniversary of the vesting commencement date, respectively. Upon adoption of the 2019 Plan, terms were modified such that all options granted to the employees will not be exercisable until the completion of the Company’s IPO.
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
Subsequent to the completion of the IPO and to the end of December 31, 2020, the Company granted an additional 106,341 options under the 2019 Plan to certain executives. The options were fully vested on the grant date, and the Company recognized the share compensation expenses in full on the grant date.

QUHUO LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

17.	Share-Based Compensation (continued)

On April 19, 2021, the Company granted 785,917 options under the 2019 Plan to one executive vesting over two years with 40% of the grants vesting immediately on grant date and 30% of the options vesting on the first and second anniversary of the vesting commencement date, respectively.
In May 2021, the Company cancelled 2,187,287 options previously granted on September 1, 2019 to four executives. As a result, the Company immediately recognized the remaining share-based compensation expense of RMB10,296 (US$1,594) related to unvested share-based awards.
A summary of the option activities for employees under the 2017 Plan is as follows:

	Number of options	Weighted Average Exercise price	Weighted Average grant date fair value	Aggregate intrinsic value	Weighted average remaining contractual term
		RMB	RMB	RMB
Outstanding as of December 31, 2018	1,599,767	1.47	19.52	49,138	9.1

Granted	1,944,256	0.38	31.84
Forfeited	(224,348)	1.50	15.07
Replaced	(3,319,675)	0.83	27.03

Outstanding as of December 31, 2019	—	—	—	—	—

Outstanding, Vested and expected to vest, and Exercisable as of December 31, 2020	—	—	—	—	—

A summary of the option activities for employees under the 2019 Plan is as follows:

	Number of options	Weighted average exercise price	Weighted average grant date fair value	Aggregate intrinsic value	Weighted average remaining contractual term
		USD	USD	USD
Outstanding as of December 31, 2018	—	—	—	—	—

Granted	5,583,659	0.07	5.18
Forfeited	—	—	—
Outstanding as of December 31, 2019	5,583,659	0.07	5.18	28,302	9.0

Granted	349,373	0.21	6.98
Forfeited	—	—	—
Outstanding as of December 31, 2020	5,933,032	0.08	5.29	41,992	8.1

Granted	785,917	0.0001	4.86
Canceled	(2,187,287)	0.0001	5.14
Exercised	(1,842,456)	0.17	5.46
Forfeited	—	—	—
Outstanding as of December 31, 2021	2,689,206	0.06	5.30	2,822	7.5
Vested and expected to vest as of December 31, 2021	2,689,206

Exercisable at December 31, 2021	1,974,623	0.06	5.34	2,081	7.0

QUHUO LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

17.	Share-Based Compensation (continued)

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s ordinary share as of December 31, 2019, 2020 and 2021 and the option’s respective exercise price. For the year ended December 31, 2021, the total intrinsic value of options exercised by employees was RMB11,063 (USD1,737). As of December 31, 2021, there was R
MB10,457 (USD1,617)
of total unrecognized employee share-based compensation expenses related to unvested share-based awards, which will be recognized over the weighted-average period of 1 year.
Non-employees
The Company granted options to certain
non-employees
under the 2017 Plan which are accounted for as equity awards. These options were fully vested on the grant date, and the Company recognized the share compensation expenses in full on the grant date. Upon adoption of the 2019 Plan, terms were modified such that substantially all of the options granted to non-employees
will not be exercisable until the completion of the Company’s IPO.
Subsequent to the completion of the IPO and to the end of December 31, 2020, the Company granted an additional 36,539 options under the 2019 Plan to certain non-employees.
These options were fully vested on the grant date, and the Company recognized the share compensation expenses in full on the grant date.
On April 19, 2021, the Company granted 1,047,890 options under the 2019 Plan to two non-employees vesting over two years with 40% of the grants vesting immediately on grant date and 30% of the options vesting on the first and second anniversary of the vesting commencement date, respectively.
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

QUHUO LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

17.	Share-Based Compensation (continued)

A summary of the option activities for
non-employees
under the 2019 Plan is as follows:

	Number of options	Weighted average exercise price	Weighted average grant date fair value	Aggregate intrinsic value	Weighted average remaining contractual term
		USD	USD	USD
Outstanding as of December 31, 2018	—	—	—	—	—
Granted	2,382,344	0.20	5.19
Forfeited	—	—	—
Outstanding as of December 31, 2019	2,382,344	0.20	5.19	11,762	9.0
Granted	36,539	0.21	8.53
Forfeited	—	—	—

Outstanding as of December 31, 2020	2,418,883	0.21	5.24	17,748	8.0
Granted	1,047,890	0.0001	4.86
Exercised	(1,074,879)	0.46	5.13
Forfeited	—	—	—

Outstanding as of December 31, 2021	2,391,894	0.0001	5.12	2,655	8.0
Vested and expected to vest as of December 31, 2021	2,391,894

Exercisable as of December 31, 2021	1,763,160	0.0001	5.21	1,957	7.52
The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s ordinary share as of December 31, 2019, 2020 and 2021 and the option’s respective exercise price. For the year ended December 31, 2021, the total intrinsic value of options exercised by non-employees was RMB6,608 (USD1,037). As of December 31, 2021, there was

RMB9,354
(US$
1,450
)
of
total unrecognized
non-employee share-based compensation expenses related to unvested share-based awards, which will be recognized over a weighted-average period of 1 year.
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
Prior to the IPO, the Group, with the assistance of an independent third-party valuation firm, estimated the fair value of the ordinary shares by using a discounted cash flow approach to determine the enterprise value of the Company, which was then allocated to the Company’s various classes of equity. Upon completion of the IPO the Group estimated the fair value of its ordinary shares by reference to the closing trading price of its ADS on each grant date.

QUHUO LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

17.	Share-Based Compensation (continued)

The assumptions used to estimate the fair value of the options granted are as follow:

	For the year ended December 31, 2019	For the year ended December 31, 2020	For the year ended December 31, 2021
Risk-free interest rate	1.52%-3.62% or nil	0.55%-1.92%	1.61%
Expected volatility	29.53%-32.67% or nil	32.54%-33.58%	33%
Suboptimal exercise factor	2.2-2.5 or nil	2.5	2.5
Fair value per ordinary share	USD5.14	USD6.29 - 8.53	USD4.86
Expected dividend yield	0%	0%	0%
Post-vesting forfeiture rate	0%	0%	0%
The binomial-lattice option valuation model considered the contract lives of the options of 10 years.
The Company recognized share-based compensation expense for the years ended December 31, 2019, 2020 and 2021 as follows:

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
General and administrative	64,799	80,727	68,932	10,817
Cost of revenues	—	1,940	—	—

Total share-based compensation expense	64,799	82,667	68,932	10,817

F-4
2

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
Hong Kong
Quhuo HK is incorporated in Hong Kong and is subject to Hong Kong profits tax of 16.5% on its activities conducted in Hong Kong. No provision for Hong Kong profits tax was made in the consolidated financial statements as Quhuo HK had no assessable income for the years ended December 31, 2019, 2020 and 2021, respectively.
PRC
The Company’s subsidiaries, VIE and VIE’s subsidiaries in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008 except for the following entities eligible for preferential tax rates. In 2020, Nantong Runda qualified for the requirements of small and micro-sized
enterprise, and its first one million
RMB
of annual taxable income was eligible for 75% reduction and the taxable income between one million
RMB
and three million
RMB
was eligible for 50% reduction
 and the applicable CIT rate was 20%. In 2021, Nantong Runda did not qualify for the requirements of small and micro-sized enterprise, and the applicable CIT rate is 25%. Hainan Quhuo and Hainan Xinying are enterprises registered in the Hainan free trade port and engaged in substantial business in encouraged industries and are therefore entitled to preferential tax rate of 15%.

Beijing Quhuo, a subsidiary of VIE, was recognized as high and new technology enterprise (“HNTE”) and was eligible for a preferential tax rate of 15% from 2020 to 2022.
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

F-4
3

QUHUO LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

18.	Income Taxes (continued)

Composition of income tax expense
The current and deferred portions of income tax expense included in the consolidated statements of comprehensive loss were as follows:

	As of December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$

Current income tax expens e	30,902	26,168	16,360	2,569
Deferred income tax benefit	(9,322)	(740)	(4,333)	(682)

Total income tax expense	21,580	25,428	12,027	1,887

Reconciliation between expenses of income taxes
The reconciliations of the income tax expense for the years ended December 31, 2019, 2020 and 2021 were as follows:

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$

Net (loss) income before income tax expense	8,131	19,824	(179,203)	(28,122)
Income tax at statutory tax rate	2,033	4,956	(44,801)	(7,030)
International tax rate difference	363	(7,146)	12,801	2,009
Effect of preferential tax rates	(229)	(3,762)	(4,080)	(640)
Non-deductible expense	20,615	30,146	39,785	6,244
Research and development expense super-deduction	—	(885)	(1,562)	(245)
Changes in valuation allowance	(1,798)	560	4,290	671
Tax rate change	—	(66)	(191)	(30)
Interest expense	596	2,520	5,785	908
Non-taxable income	—	(1,617)	—	—
Unutilized tax loss	—	722	—	—

Income tax expense	21,580	25,428	12,027	1,887

F-4
4

QUHUO LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

18.	Income Taxes (continued)

Deferred tax assets and liabilities
Deferred taxes were measured using the enacted tax rates for the periods in which the temporary differences are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax balances as of December 31, 2020 and 2021 were as follows:

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Deferred tax assets:

Tax losses carried forward	12,744	14,010	2,199
Accrued expense and other current liabilities	3,483	6,100	957
Amortization and depreciation difference	780	2,928	460
Bad debt provision	—	844	132
Impairment of ROU assets	206	—	—
Leasing Liability	7,493	1,364	214
Prepaid rent	—	258	40
Less: valuation allowance	(11,450)	(15,740)	(2,470)

Deferred tax assets, net	13,256	9,764	1,532

Deferred tax liabilities:
Intangible assets	4,120	2,166	340
Right-of-use assets	7,493	1,622	254

Deferred tax liabilities, net	11,613	3,788	594

The Company operates through the VIE and subsidiaries of the VIE and valuation allowance is considered for each of the entities on an individual basis. The Company recorded valuation allowance against deferred tax assets of those entities that were in a three-year cumulative financial loss and are not forecasting profits in the near future as of December 31, 2019, 2020 and 2021. In making such determination, the Company also evaluated a variety of factors including the Company’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.
As of December 31, 2019, 2020 and 2021, the Company had taxable losses of RMB37,284, RMB51,047 and RMB56,041 (US$8,794) derived from entities in the PRC, which can be carried forward per tax regulation to offset future taxable income for income tax purposes. The PRC taxable losses will expire from December 31, 202
2
to 202
6
if not utilized.
As of December 31, 2021, there is no undistributed earnings to be repatriated from the Company’s foreign subsidiaries because of the accumulated deficit status.

F-4
5

QUHUO LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

18.	Income Taxes (continued)

Unrecognized Tax Benefit
As of December 31, 2019, 2020 and 2021, the Company had unrecognized tax benefit of RMB25,491, RMB36,112 and RMB43,311 (US$6,797), respectively, of which RMB19,923, RMB34,998 and RMB40,002 (US$6,277) are presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets. It is possible that the amount of unrecognized tax benefit will further change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment. As of December 31, 2019, 2020 and 2021, unrecognized tax benefits of RMB25,391, RMB36,012 and RMB43,197 (US$6,779), respectively, if ultimately recognized, will impact the effective tax rate.
A reconciliation of the beginning and ending amount of unrecognized tax benefit was as follows:

	For the year ended December 31,
	2020	2021	2021
	RMB	RMB	US$

Balance at January 1	25,491	36,112	5,667
Increase	12,055	8,646	1,357
Decrease	(1,434)	(1,447)	(227)

Balance at December 31	36,112	43,311	6,797

In the years ended December 31, 2019, 2020 and 2021, the Company recorded interest expense accrued in relation to the unrecognized tax benefit of RMB596, RMB2,520 and RMB5,785 (US$908) in income tax expense, respectively. Accumulated interest expense recorded in unrecognized tax benefit was RMB596, RMB3,116 and RMB8,901 (US$1,397), respectively, as of December 31, 2019, 2020 and 2021.
As of December 31, 2021, the tax years ended December 31, 201
6
through period ended as of the reporting date for the WFOE, the VIE and VIE’s subsidiaries remain open to examination by the PRC tax authorities.

F-4
6

QUHUO LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

19.	Ordinary Shares
On July 10, 2020, the Company completed its IPO on the Nasdaq Global Market, or NASDAQ. Upon completion of the IPO, the Company issued 3,788,100
ADSs, representing an identical number of
 3,788,100 Class A ordinary shares at US$10.00 per ADS. Net proceeds from the IPO after deducting issuance cost were RMB244,161 (US$37,419). IPO costs of RMB12,038 (US$1,845) were recorded as reduction of the proceeds from the IPO in shareholders’ equity.
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
As of December 31, 2020 and 2021, the authorized share capital consisted of
 500,000,000 shares, of which, 300,000,000 shares were designated as Class A ordinary shares, 6,296,630 shares as Class B ordinary shares, and 193,703,370 shares of such class (or classes) as the board of directors may determine. The rights of the Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 15 votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
As of December 31, 2020, there were 46,097,880 Class A ordinary shares issued and 36,595,330 Class A ordinary shares outstanding, and there were 6,296,630 Class B ordinary shares issued and outstanding. As of December 31, 2021, there were 46,379,583 Class A ordinary shares issued and 40,377,645 Class A ordinary shares outstanding, and there were 6,296,630 Class B ordinary shares issued and outstanding. No Class B ordinary shares were converted into Class A ordinary shares as of December 31, 2021.

F-4
7

QUHUO LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2 0 .	(Loss)/Earnings Per Share
The rights of the holder of Class A and Class B ordinary shares were identical for all periods presented, except with respect to voting and conversion rights, and therefore, the undistributed earnings were allocated on a proportionate basis and the resulting earnings per share attributable to ordinary shareholders were the same for both Class A and Class B ordinary shares on an individual or combined basis. The following table sets forth the computation of basic net (loss)/earnings per share for the following periods:

	December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Basic (Loss)/Earnings Per Share
Numerator:
Net (loss)/income attributable to ordinary shareholders	(11,765)	3,430	(157,907)	(24,780)
Less: Noncumulative dividends to Preferred Shares	—	(1,059)	—	—

Net (loss)/income attributable to ordinary shareholders for computing basic (loss)/earnings per ordinary share	(11,765)	2,371	(157,907)	(24,780)
Denominator:
Weighted average number of shares outstanding	14,972,760	28,282,187	43,914,204	43,914,204

(Loss)/earnings per share - basic	(0.79)	0.08	(3.60)	(0.56)

The following table sets forth the computation of diluted net (loss)/earnings per share for the following periods:

	December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Diluted (Loss)/Earnings Per Share
Numerator:
Net (loss)/income attributable to ordinary shareholders for computing basic (loss)/earnings per ordinary share	(11,765)	2,371	(157,907)	(24,780)
Add: Noncumulative dividends to Preferred Shares	—	1,059	—	—

Net (loss)/income attributable to ordinary shareholders for computing diluted (loss)/earnings per ordinary share	(11,765)	3,430	(157,907)	(24,780)
Denominator:
Weighted average number of shares outstanding	14,972,760	28,282,187	43,914,204	43,914,204
Dilutive share options	—	7,561,986	—	—
Weighted average number of effect of convertible Preferred Shares	—	12,627,507	—	—
Weighted average ordinary shares issuable in connection with business combination	—	46,307	—	—

Weighted average number of shares outstanding- diluted	14,972,760	48,517,987	43,914,204	43,914,204

(Loss)/earnings per share - diluted	(0.79)	0.07	(3.60)	(0.56)

For the years ended December 31, 2019 and 2021, the computation of basic loss per share using the two-class
method is not applicable as the Company was in a net loss position and the participating securities do not have contractual rights and obligations to share the losses of the Company. For the year ended December 31, 2020, the two-class
method is applicable because the contingently redeemable ordinary shares have right to participate in the earnings for the portion of the period they are outstanding. The effects of all outstanding contingently redeemable ordinary shares and share options were excluded from the computation of diluted loss per share for the years ended December 31, 2019 and 2021, as the effect would be anti-dilutive. For the year ended December 31, 2020, potential dilutive shares consist of incremental ordinary shares issuable upon the exercise of outstanding options calculated under treasury method, weighted average effect of convertible redeemable ordinary shares for the period they were outstanding under if-converted
method and weighted average number of ordinary shares issuable in connection with a business combination.

F-4
8

QUHUO LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2 1 .	Restricted Net Assets
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
Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries and VIE with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts restricted include paid-in
capital and statutory reserve of the Company’s PRC subsidiaries and the VIE, totalling approximately RMB395,537 (US$62,068) as of December 31, 2021; therefore in accordance with Rules 504 and 4.08(e)(3) of Regulation
S-X,
the condensed parent company only financial statements as of December 31, 2019, 2020 and 2021 and for each of the three years in the period ended December 31, 2021 are disclosed in Note 2
5
.
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

2 2 .	Commitments and Contingencies
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

F-
49

QUHUO LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2 3 .	Related Party Transactions

Names of the related parties	Relationship with the Company
Hainan Huiliu Tianxia Network Technology Co., Ltd. (“Hainan Huiliu”)	Entity controlled by a principle shareholder
Ningbo Nuannuan Network Technology Co., Ltd. (“Ningbo Nuannuan”)	Entity controlled by principle shareholders
Shenyang Bokai Network Technology Co., Ltd. (“Shenyang Bokai”)	Entity controlled by management
Amounts due from related parties as of December 31, 2020 and December 31 2021 were as follows:

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Amounts due from related parties:
Ningbo Nuannuan	2,940	—	—
Hainan Huiliu	—	4,787	751
Total	2,940	4,787	751

Amounts due from Ningbo Nuannuan were unsecured, interest-free and have fixed terms of repayment, which were repaid in April 2021. Amounts due from Hainan Huiliu were unsecured, interest-free and have fixed terms of repayment, which were advance made and settled in April.
Amounts due to related parties as of December 31, 2020 and December 31 2021 were as follows:

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Amounts due to related parties
Shenyang Bokai	—	245	38

Amounts due to Shenyang Bokai were related to labor recruitment services fee, which were settled in March 2022.

F-5
0

QUHUO LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2 3 .	Related Party Transactions (continued)

Transactions with related parties for the years ended December 31, 2019, 2020 and 2021:

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Labor recruitment service received from:

Hainan Huiliu	—	—	54,525	8,556
Shenyang Bokai	—	—	1,525	239
Total	—	—	56,050	8,795

The Company received labor recruitment services from Hainan Huiliu and Shenyang Bokai and recorded labor recruitment cost in cost of revenues.

2 4 .	Fair Value Measurement
(a) Assets and liabilities measured or disclosed at fair value on a recurring basis
In accordance with ASC 820, the Company measures short-term investments and payables for contingent consideration for business acquisitions at fair value on a recurring basis. Short-term investments include structured notes with a variable interest rate and equity investment in a mutual fund with fair value measurement. The short-term investments in structured notes are recorded at fair value based on quoted prices provided by banks at the end of each period. The Company classifies the valuation techniques that use these inputs as Level 2 of fair value measurements. The Company measures the fair value of contingent consideration for business combination using 1) management’s estimate of the acquiree’s pre-tax
operating profit for the years ended December 31, 2019, 2) management’s estimate of the acquiree’s certain revenue and net profit for the year ending December 31, 2021, 2022 and 2023, and 3) as well as the discount factor which considers the time value of money and credit risk. The Company measured the payables for contingent consideration at fair value on a recurring basis using significant unobservable inputs (Level 3) as of the year ended December 31, 2021. Significant increases (decreases) in the inputs used in the fair value measurement of Level 3 contingent consideration in isolation would result in a significant higher (lower) fair value measurement.

F-5
1

QUHUO LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2 4 .	Fair Value Measurement (continued)

As of December 31, 2020 and 2021, assets and liabilities measured or disclosed at fair value on a recurring basis are summarized below:

		Fair value measurement or disclosure at December 31, 2020 using
	Total fair value at December 31, 2020	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total gains (losses)
	RMB	RMB	RMB	RMB	RMB
Assets
Short-term investments, structured notes-recurring	36,197	—	36,197	—	—
Short-term investments, alternative investment fund (1)	165,381	—	—	—	35,527

Total	201,578	—	36,197	—	35,527

Liabilities
Purchase consideration payable	19,252	—	—	19,252	—
Contingent consideration	2,900	—	—	2,900	1,233

Total	22,152	—	—	22,152	1,233

		Fair value measurement or disclosure at December 31, 2021 using
	Total fair value at December 31, 2021	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total gains (losses)
	RMB	RMB	RMB	RMB	RMB
Assets
Short-term investments, structured notes - recurring	69,548	—	69,548	—	—
Short-term investments, alternative investment fund (1)	109,282	—	—	—	(52,877)

Total	178,830	—	69,548	—	(52,877)

Liabilities
Purchase consideration payables	16,002	—	—	16,002	—
Contingent consideration	1,800	—	—	1,800	1,100

Total	17,802	—	—	17,802	1,100

(1)
Investments are measured at fair value using NAV as a practical expedient. These investments have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the consolidated statements of balance sheets.

The Company did not transfer any assets or liabilities in or out of Level 3 during the years ended December 31, 2019, 2020 and 2021.

QUHUO LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

24.	Fair Value Measurement (continued)

(b) Assets and liabilities measured at fair value on a nonrecurring basis
The Group’s goodwill and intangible assets are primarily acquired through business acquisitions. Purchase price allocation are measured at fair value on a nonrecurring basis as of the acquisition dates. The Group measures its goodwill and intangible assets at fair value on a nonrecurring basis annually or whenever events or changes in circumstances indicate that carrying amount of a reporting unit exceeds its fair value. Acquired intangible assets are measured using the income approach - discounted cash flow method when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The Group recognized impairment loss related to goodwill and acquired intangible assets arising from acquisitions of RMB336 and RMB55,038 (US$8,637) for the years ended December 31, 2020 and 2021, respectively.
The Company’s goodwill impairment in 2021 is related to its housekeeping solution reporting unit. To estimate the fair value of this reporting unit, the Company applied the income approach using discounted future cash flows. Sales and operating income projections were based on assumptions considering entity specific business development plan and the current economic conditions. Additionally, the Company assumed a 3.0% terminal growth rate for the reporting unit. Financial projections used in the fiscal 2021 impairment test were significantly lower than those used in the fiscal 2020 impairment test due to the impact of the COVID-19 pandemic, integration activities taking longer than anticipated and a slower than anticipated growth rate due to a shifting focus on profitability. Other key assumptions used in the quantitative assessment of the reporting unit’s goodwill was a discount rate of 23.0% reflecting a market participant weighted average cost of capital.

QUHUO LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2 5 .	Condensed Financial Information of the Parent Company
The following is the condensed financial information of the parent Company on a parent company only basis.
Condensed balance sheets

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Assets:
Current assets
Cash	4,294	8,612	1,351
Restricted cash	5,546	—	—
Short-term investments	165,381	109,282	17,151
Inter-group balance due from VIE, WFOE and subsidiaries	78,007	82,687	12,975

Total current assets	253,228	200,581	31,477

Non-current assets
Investments in subsidiaries, VIE and VIE’s subsidiaries	303,061	270,360	42,425

Total non-current assets	303,061	270,360	42,425

Total Assets	556,289	470,941	73,902

Shareholders’ equity:
Ordinary shares (US$ 0.0001 par value; 300,000,000 Class A ordinary shares authorized, 46,097,880 and 46,379,583 shares issued, and 36,595,330 and 40,377,645 shares outstanding as of December 31, 2020 and 2021, respectively; 6,296,630 and 6,296,630 Class B ordinary shares authorized, issued and outstanding as of December 31, 2020 and 2021, respectively; 193,703,370 and 193,703,370 shares (undesignated) authorized, nil and nil shares (undesignated) issued and outstanding as of December 31, 2020 and 2021, respectively)	36	37	6
Additional paid-in capital	1,779,923	1,855,897	291,231
Accumulated deficit	(1,208,827)	(1,366,734)	(214,470)
Accumulated other comprehensive loss	(14,843)	(18,259)	(2,865)
Total shareholders’ equity	556,289	470,941	73,902

Total liabilities and shareholders’ equity	556,289	470,941	73,902

QUHUO LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

2 5 .	Condensed Financial Information of the Parent Company (continued)

Condensed statements of comprehensive loss

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Cost of revenues	—	(2,175)	—	—
General and administrative	(5,693)	(85,919)	(2,241)	(352)
Foreign exchange loss /(gain)	(1,457)	(1,515)	692	109
Other income /( loss ) , net	—	35,527	(52,804)	(8,287)
Share of (loss)/gain in subsidiaries, the VIE and the VIE’ subsidiaries	(4,615)	57,512	(103,554)	(16,250)

(Loss)/income before income tax	(11,765)	3,430	(157,907)	(24,780)

Income tax expenses	—	—	—	—

Net (loss)/income attributable to ordinary shareholders	(11,765)	3,430	(157,907)	(24,780)

Comprehensive (loss)/income	(11,765)	3,430	(157,907)	(24,780)

Condensed statements of cash flows

	For the year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Net (loss)/income	(11,765)	3,430	(157,907)	(24,780)
Share of (loss)/gain in subsidiaries, VIE and VIE’s Subsidiaries	4,615	(57,512)	103,554	16,250
Share-based compensation	5,698	82,667	—	—
Other income, net	—	(35,527)	52,877	8,298
Provision for other receivables	—	648	—	—
Unrealized foreign exchange (gain) loss	—	146	214	34
Changes in operating assets and liabilities	—	1,915	247	39
Net cash used in operating activities	(1,452)	(4,233)	(1,015)	(159)
Net cash used in investing activities	—	(129,854)	—	—
Net cash provided by financing activities	—	143,972	1	—
Effect of exchange rate changes on cash	1,553	(146)	(214)	(34)

Net increase in cash	101	9,739	(1,228)	(193)
Cash at beginning of the year	—	101	9,840	1,544

Cash at end of the year	101	9,840	8,612	1,351

Basis of presentation
The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries and VIE.
The parent company records its investment in its subsidiaries, the VIE and subsidiaries of the VIE under the equity method of accounting as prescribed in ASC 323,
Investments-Equity Method and Joint Ventures
. Such investments are presented on the condensed balance sheets as “Investment in subsidiaries, VIE and VIE’s subsidiaries” and their respective loss as “Share of loss in subsidiaries, VIE and VIE’s subsidiaries” on the condensed statements of loss. Equity method accounting ceases when the carrying amount of the investment, including any additional financial support, in a subsidiary, the VIE and subsidiaries of the VIE is reduced to zero unless the parent company has guaranteed obligations of the subsidiary, the VIE and subsidiaries of the VIE or is otherwise committed to provide further financial support. If the subsidiary, the VIE and subsidiaries of the VIE subsequently reports net income, the parent company shall resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period the equity method was suspended.
The parent company’s condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.

QUHUO LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

26.	Subsequent Events
In January 2022, the Company acquired the remaining 45.78% equity interest in Shenzhen Lailai in exchange for 9,000,000 of the Company’s Class A ordinary shares. Upon completion of the transaction, the Company owns 100% equity interest in Shenzhen Lailai.