Form 20-F
period 2022-12-31
QUHUO Ltd
filed 2023-04-20
CIK 1781193

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Class A ordinary shares, par value US$0.0001 each 55,379,583 shares outstanding

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.   Yes  ☐    No  ☐

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

●	“active workers” refers to the number of workers that established business outsourcing relationship with us, joined our insurance programs, and completed at least one transaction on our platform in a given period;
●	“ADRs” refers to the American depositary receipts which, if issued, evidence the ADSs;
●	“ADSs” refers to American depositary shares, each of which represents ten Class A ordinary shares;
●	“B&B(s)” refers to a small lodging establishment that offers overnight accommodation and breakfast;
●	“CAGR” refers to compound annual growth rate;
●	“Class A ordinary shares” refers to our Class A ordinary shares of par value US$0.0001 per share;
●	“Class B ordinary shares” refers to our Class B ordinary shares of par value US$0.0001 per share;
●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;
●	“delivery time” refers to the amount of time that it takes for food and non-food orders to be delivered door-to-door to the ordering end consumer through our on-demand delivery solutions; “average delivery time” is calculated by dividing the total amount of delivery time of all completed delivery orders by the number of total completed delivery orders in a given period;
●	“HFCAA” refers to Holding Foreign Companies Accountable Act, as amended;
●	“industry customer(s)” refers to business customer(s) to which we offer services, primarily including on-demand consumer service companies in the food and non-food delivery, ride-hailing, housekeeping and bike-sharing industries, as well as chain restaurants and other companies in the overall service industry, such as hotels and B&Bs;
●	“KPI(s)” refers to key performance indicator(s);
●	“on-time delivery rate” refers to the ratio of the number of delivery orders completed within the time as required by our industry customers divided by the number of total delivery orders completed in a given period; “average on-time delivery rate” is calculated by dividing the number of total orders that have been delivered on time by the number of total completed delivery orders in a given period;
●	“ordinary shares” of “shares” refer to our ordinary shares comprising Class A ordinary shares, par value US$0.0001 per share and/or Class B ordinary shares, par value US$0.0001 per share;
●	“registered workers” refers to the accumulative number of workers that have established business outsourcing relationship with us, joined our insurance programs, and completed at least one transaction on our platform since our inception;
●	“RMB” or “Renminbi” refers to the legal currency of China;
●	“US$,” “U.S. dollars,” “$” or “dollars” refers to the legal currency of the United States of America;
●	“VIE” refers to Beijing Quhuo Technology Co., Ltd.; “affiliated entities” refers to, collectively, the VIE and its subsidiaries; and

●	“we,” “us,” “our,” or “our company” refers to Quhuo Limited, its subsidiaries, and, in the context of describing our operations and consolidated financial information, its VIE and subsidiaries of its VIE.

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

This annual report on Form 20-F includes our audited consolidated financial statements for the 2020, 2021 and 2022 fiscal years.

This annual report on Form 20-F contains information from an industry report commissioned by us and prepared by Frost & Sullivan in 2020, an independent research firm, to provide information regarding our industry and our market position in China. We refer to this report as the F&S report.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at RMB6.8972 to US$1.00, the noon buying rate in effect on December 30, 2022 as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

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
100%
Inside China
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
70%
Nantong Runda Marketing Planning Co., Ltd (2)
100%
Hainan Quhuo Technology Co., Ltd. Hainan
55%
Haikou Chengtu Network Technology Co., Ltd. (4)
100%
Lailai Information Technology (Shenzhen) Co., Ltd. (5)
Other subsidiaries
Equity Interests
Contractual Arrangements

(1)	The shareholders of Beijing Quhuo Technology Co., Ltd., or Beijing Quhuo, include Ms. Lili Sun, spouse of Mr. Leslie Yu, Mr. Shuyi Yang, Mr. Zhen Ba, Ningbo Maiken Investment Management LLP and Mr. Tongtong Li, holding 25.7264%, 24.9784%, 9.6547%, 38.8250% and 0.8154% of the equity interests of Beijing Quhuo, respectively.
(2)	The remaining 30% of the equity interests of Nantong Runda Marketing Planning Co., Ltd. is owned by two independent individuals.
(3)	The remaining 49% of the equity interests of Jiangxi Youke Automobile Rental Service Co., Ltd. is owned by an independent individual.
(4)	The remaining 45% of the equity interest of Haikou Chengtu Network Technology Co., Ltd. is owned by three independent third parties.

(5)	In November 2020, we acquired a 54.22% equity interest in Lailai Information Technology (Shenzhen) Co., Ltd., an on-demand workforce platform that specializes in housekeeping solutions for hotels and B&Bs. In January 2022, we acquired the remaining 45.78% equity interest in Lailai.

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

Our corporate structure is subject to risks associated with our contractual arrangements with the VIE. These contractual arrangements have not been properly tested in a court of law, and the PRC regulatory authorities could disallow our corporate structure at any time. Because of our corporate structure, our Cayman Islands holding company, our WFOE, the VIE and its subsidiaries, and our investors face uncertainty with respect to the interpretation and application of the PRC laws and regulations, including but not limited to the limitation on foreign ownership of internet technology companies, the regulatory review of overseas listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the VIE agreements. These risks may result in a material change in our operations, significant depreciation of the value of our securities, or a complete hindrance of our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” for details. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and our ability to treat the VIE as the consolidated affiliated entities under U.S. GAAP may be restricted. Our holding company, our PRC subsidiary, the VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, our ability to develop e-commerce business through the VIE and the prospect of our company.

Our Operations in China and Permissions Required from the PRC Authorities for Our Operations

We are a company registered in the Cayman Islands, and WFOE, our PRC subsidiary, is a foreign-invested enterprise under PRC laws. We do not have any substantive business operations on our own, and we conduct our business in China through Beijing Quhuo, the VIE, and its subsidiaries in China, and may in the future commence or acquire businesses that are subject to the restrictions with respect to value-added telecommunications services as set out in the Negative List (2021 Version) promulgated by the Ministry of Commerce, or MOFCOM, and the National Development and Reform Commission, or the NDRC.

We and the VIE face various legal and operational risks and uncertainties related to being based in and having significant operations in China. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us and the affiliated entities, to conduct its business, accept foreign investments or list on U.S. or other foreign exchanges. For example, we and the affiliated entities face risks associated with regulatory approvals of offshore offerings, oversight on cybersecurity and data privacy, as well as the historical lack of inspection on our auditors by the U.S. Public Company Accounting Oversight Board, or the PCAOB. Such risks could result in a material change in our operations and/or the value of the ADSs or could significantly limit or completely hinder our ability to offer ADSs and/or other securities to investors and cause the value of such securities to significantly decline or be worthless. The PRC government also has significant discretion over the conduct of the business of us and the affiliated entities and may intervene with or influence our operations or the development of the value-added telecommunications service industry as it deems appropriate to further regulatory, political and societal goals. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless. For further details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

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

As of the date of this annual report, we, our PRC subsidiary, and the VIE and its subsidiaries have not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice or sanction. As of the date of this annual report, we, our PRC subsidiary and the VIE are not required to obtain approval or permission from China Securities Regulatory Commission, or the CSRC, the Cyberspace Administration of China, or the CAC, or any other regulatory entity for the operations of our PRC subsidiary, the VIE and its subsidiaries, or for us to maintain our listing status on a U.S. stock exchange under any currently effective PRC laws, regulations, and regulatory rules. However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

Cash and Asset Flows through Our Organization

Quhuo Limited transfers cash to Quhuo Investment Limited, its wholly-owned subsidiary in British Virgin Islands, by making capital contributions or providing loans, and Quhuo Investment Limited transfers cash to Quhuo Technology Investment (Hong Kong) Limited, or Quhuo Technology, a wholly-owned subsidiary of Quhuo Investment Limited incorporated in Hong Kong, by making capital contributions or providing loans. Quhuo Technology transfers cash to WFOE, by making capital contributions or providing loans to these entities. Quhuo Limited and the WFOE are not able to make direct capital contribution to the VIE. However, they may transfer cash to the VIE by loans or by making payments to the VIE for inter-group transactions.

In 2020, 2021 and 2022, Quhuo Limited, through its subsidiaries, provided loans of RMB87.7 million, nil and nil to WFOE, respectively. In 2020, 2021 and 2022, WFOE transferred RMB87.7 million, nil and nil to the VIE, respectively.

The VIE may transfer cash to WFOE by paying service fees according to the exclusive business cooperation agreement. In 2020, 2021 and 2022, WFOE charged financial support fees under the exclusive business cooperation agreement of RMB16.6 million, RMB13.8 million and RMB13.9 million (US$2.0 million), respectively, and the total amount of service fees that the VIE paid to WFOE were RMB14.1 million, RMB16.2 million and RMB19.3 million (US$2.8 million), respectively. In 2021 and 2022, WFOE also charged and received management fee of RMB9.9 million and nil from the VIE for advancing certain operating expenses. In 2021 and 2022, the VIE provided loans of RMB3.4 million and RMB9.9 million (US$1.4 million) to WFOE as working capital support.

In 2020, 2021 and 2022, no dividends or distributions were made to Quhuo Limited by our subsidiaries. Under PRC laws and regulations, our PRC subsidiary and the VIE are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiary and the VIE, totaling RMB382.7 million, RMB395.5 million and RMB191.0 million (US$27.7 million) as of December 31, 2020, 2021 and 2022, respectively. Furthermore, cash transfers from our PRC subsidiary to entities outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiary and the VIE to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—We may rely on dividends paid by our PRC subsidiary to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.”

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

Financial Information Related to the VIE

The following table presents the selected condensed consolidated balance sheet information relating to Quhuo Limited, or the Parent, WFOE, the VIE and its subsidiaries as of December 31, 2021 and 2022.

	As of December 31, 2021
			VIE and its
	Parent	WFOE	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Cash	8,612	518	19,463	—	28,593
Inter-group balance due from	82,687	87,688	7,823	(178,198)	—
Other current assets	109,282	2,104	625,242	2,215	738,843
Total current assets	200,581	90,310	652,528	(175,983)	767,436
Investment in subsidiaries, the VIE and its subsidiaries	270,360	—	—	(270,360)	—
Other non-current assets	—	305	377,634	—	377,939
Total non-current assets	270,360	305	377,634	(270,360)	377,939
Total assets	470,941	90,615	1,030,162	(446,343)	1,145,375
Inter-group balance due to	—	93,009	87,688	(180,697)	—
Other liabilities	—	3,489	660,276	(1,825)	661,940
Total liabilities	—	96,498	747,964	(182,522)	661,940
Total shareholders’ equity	470,941	(5,883)	282,198	(263,821)	483,435
Total liabilities and shareholders’ equity	470,941	90,615	1,030,162	(446,343)	1,145,375

	As of December 31, 2022
			VIE and its
	Parent	WFOE	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Cash	7,157	708	87,579	—	95,444
Inter-group balance due from	88,264	58,489	18	(146,771)	—
Other current assets	61,855	22,646	560,516	(21,240)	623,777
Total current assets	157,276	81,843	648,113	(168,011)	719,221
Investment in subsidiaries, the VIE and its subsidiaries	345,026	—	—	(345,026)	—
Other non-current assets	—	227	336,169	—	336,396
Total non-current assets	345,026	227	336,169	(345,026)	336,396
Total assets	502,302	82,070	984,282	(513,037)	1,055,617
Inter-group balance due to	—	88,282	58,489	(146,771)	—
Other liabilities	1,140	823	500,912	55,165	558,040
Total liabilities	1,140	89,105	559,401	(91,606)	558,040
Total shareholders’ equity	501,162	(7,035)	424,881	(421,431)	497,577
Total liabilities and shareholders’ equity	502,302	82,070	984,282	(513,037)	1,055,617

The following table presents the selected condensed consolidated statements of comprehensive loss and cash flows relating to the Parent, WFOE, the VIE and its subsidiaries as of December 31, 2020, 2021 and 2022.

Selected condensed consolidated statements of comprehensive loss data

	Year Ended December 31, 2020
			VIE and its
	Parent	WFOE	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Revenues	—	16,579	2,580,810	(16,579)	2,580,810
Cost of revenues	(2,175)	—	(2,386,124)	—	(2,388,299)
Operating and other expenses	(51,907)	(15,705)	(128,643)	(1,860)	(198,115)
(Loss)/gain from VIE and its subsidiaries	57,512	—	—	(57,512)	—
Net income/(loss)	3,430	874	66,043	(75,951)	(5,604)

	Year Ended December 31, 2021
			VIE and its
	Parent	WFOE	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Revenues	—	13,766	4,025,279	(13,766)	4,025,279
Cost of revenues	—	(97)	(3,849,585)	—	(3,849,682)
Operating and other expenses	(54,353)	(16,241)	(296,233)	—	(366,827)
(Loss)/gain from VIE and its subsidiaries	(103,554)	—	—	103,554	—
Net (loss)/income	(157,907)	(2,572)	(120,539)	89,788	(191,230)

	Year Ended December 31, 2022
			VIE and its
	Parent	WFOE	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Revenues	—	13,864	3,820,378	(13,864)	3,820,378
Cost of revenues	—	(63)	(3,567,627)	—	(3,567,690)
Operating and other expenses	(58,391)	(17,279)	(190,812)	(2,620)	(269,102)
(Loss)/gain from VIE and its subsidiaries	45,261	—	—	(45,261)	—
Net (loss)/income	(13,130)	(3,478)	61,939	(61,745)	(16,414)

Selected condensed consolidated cash flow information

	Year Ended December 31, 2020
			VIE and its
	Parent	WFOE	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Net cash (used in) provided by operating activities	(4,233)	2,009	30,389	(17,055)	11,110
Net cash (used in) provided by investing activities	(129,854)	(89,197)	(56,535)	88,503	(187,083)
Net cash (used in) provided by financing activities	143,972	87,688	(7,119)	(71,448)	153,093
Effect of exchange rate changes	(146)	6	(4)	—	(144)
Net increase (decrease) in cash and restricted cash	9,739	506	(33,269)	—	(23,024)

	Year Ended December 31, 2021
			VIE and its
	Parent	WFOE	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Net cash (used in) provided by operating activities	(1,015)	(2,179)	(27,699)	—	(30,893)
Net cash (used in) provided by investing activities	—	(1,190)	(112,604)	3,381	(110,413)
Net cash (used in) provided by financing activities	1	3,380	68,673	(3,381)	68,673
Effect of exchange rate changes	(214)	—	—	—	(214)
Net increase (decrease) in cash and restricted cash	(1,228)	11	(71,630)	—	(72,847)

	Year Ended December 31, 2022
			VIE and its
	Parent	WFOE	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Net cash (used in) provided by operating activities	(7,664)	(31,672)	114,059	—	74,723
Net cash (used in) provided by investing activities	5,582	2,663	39,767	29,199	77,211
Net cash (used in) provided by financing activities	—	29,199	(82,140)	(29,199)	(82,140)
Effect of exchange rate changes	627	—	(306)	—	321
Net increase (decrease) in cash and restricted cash	(1,455)	190	71,380	—	70,115

Holding Foreign Companies Accountable Act and PCAOB’s Inspection over Financial Statements

The HFCAA was enacted on December 18, 2020. Pursuant to the HFCAA and related regulations, as amended from time to time, if we have filed an audit report issued by a registered public accounting firm that the PCAOB has determined that it is unable to inspect and investigate completely, the SEC will identify us as a “commission-identified issuer,” and the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the United States, will be prohibited if we are identified as a commission-identified issuer for two consecutive years. On October 6, 2022, the SEC conclusively named us as a “commission-identified issuer” following the filing of our annual report on Form 20-F for the year ended December 31, 2021.

On August 26, 2022, the CSRC, the Ministry of Finance of China, and the PCAOB signed a statement of protocol agreement, or the Protocol, which established a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. Pursuant to the Protocol, the PCAOB has the sole discretion in selecting the subject of its inspections and investigations without input from the Chinese authorities, and procedures are in place to allow PCAOB inspectors and investigators to review complete audit working papers of accounting firms located in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022, and the PCAOB Board vacated its previous determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, it remains uncertain whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong, which depends on a number of factors beyond our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to conduct regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

Our financial statements contained in the annual report on Form 20-F for the fiscal year ended December 31, 2022 have been audited by an independent registered public accounting firm, Marcum Asia CPAs LLP, or Marcum Asia, which is registered with the PCAOB and subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Marcum Asia is headquartered in New York, New York, and, as of the date of this annual report, has not been determined by the PCAOB as being unable to be inspected or investigated completely.

Notwithstanding the foregoing, if, in the future, we have been identified by the SEC for two consecutive years as a “commission-identified issuer” whose registered public accounting firm is determined by the PCAOB that it is unable to inspect or investigate completely because of a position taken by one or more authorities in China, the SEC may prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. We also cannot assure you whether regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. If we fail to meet the new listing standards specified in the HFCAA, we could face possible delisting from the Nasdaq Stock Market, cessation of trading in over-the-counter market, deregistration from the SEC and/or other risks, which may materially and adversely affect the trading price of the ADSs or terminate the trading of the ADSs in the United States.

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

D. Risk Factors

Summary of Risk Factors

Our business is subject to numerous risks and uncertainties, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks related to our business and industry

●	our limited operating history and evolving business portfolio;
●	our competitive position in the on-demand delivery market and our ability to further diversify our solution offerings;
●	our relatively high customer concentration;
●	our relationships with existing industry customers and our ability to attract new customers;
●	our ability to attract, retain and manage workers on our platform;
●	potential adverse legal, tax, and other consequences with respect to the classification of workers on our platform;
●	our ability to comply with contracts with industry customers;
●	our ability to achieve or sustain profitability and generate positive cash flow;
●	our significant costs in connection with certain business lines;

●	the industry development of the business development of our industry customers;
●	our ability to obtain requisite approvals, licenses and permits;
●	unlawful, improper or otherwise inappropriate activities by workers on our platform while delivering our solutions;
●	potential liabilities, expenses of resolving claims and disputes and harm to our business due to the nature of our business;
●	our ability to develop, maintain, and enhance our brand and reputation;
●	increases in labor, energy and other costs in China;
●	our ability to support and resolve intellectual property rights claims and other litigation matters; and
●	our ability to comply with laws and contractual obligations related to data privacy and protection.

Risks related to doing business in China

●	changes in China’s economic, political or social conditions or government policies;
●	uncertainties with respect to the PRC legal system;
●	threat of the ADSs being delisted under the HFCAA for the lack of inspections by the PCAOB on our independent registered public accounting firm that issues the audit report included in this annual report;
●	difficulty for overseas regulators to conduct investigation or collect evidence within China;
●	misappropriation and misuse of our controlling non-tangible assets, including chops and seals; and
●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion.

Risks related to our corporate structure

●	uncertainties with respect to the contractual arrangements that establish our corporate structure for operating our business;
●	failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them; and
●	actual or potential conflicts of interest of shareholders of the VIE with us.

Risks related to our corporate governance

●	our status as an exempted company incorporated in the Cayman Islands;
●	our status as a foreign private issuer; and
●	our dual-class voting structure and the concentration of ownership which provide Class B ordinary shareholder considerable influence over corporate matters, including the election of board of directors.

Risks related to the ADSs

●	volatility of the trading price of the ADSs;

●	our potential failure to satisfy the requirements for continued listing on Nasdaq Stock Market; and
●	the sale or availability for sale of substantial amounts of the ADSs.

Risks Related to Our Business and Industry

Our limited operating history and evolving business portfolio make it difficult to evaluate our business and prospects.

We launched on-demand delivery solutions in February 2013 with a focus on prepared food, and recently expanded our service scope to the delivery of other items, such as grocery and fresh food. We also expanded our solutions to certain other industries in recent years, such as shared-bike maintenance, ride-hailing, freight service, and housekeeping and accommodation solutions. Our platform and business model in these new industries have not been fully proven given our limited operating history, which may subject us to a number of uncertainties and additional costs and expenses, and adversely impact our ability to project and plan for future growth. For example, as we lease vehicles to ride-hailing drivers on our platform, our ride-hailing solutions operate under a relatively capital-intensive model, which is different from our other solutions and may have an adverse impact on our cash flow. In addition, we may be required to comply with new laws and regulations applicable to these industries. We may also compete with one or more existing market leaders in such industries we expand into who may have gained competitive edge with their experience and existing brand recognition among customers.

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

Assessing our business and prospects is difficult in light of the risks and challenges we may encounter. These risks and challenges include our ability to:

●	accurately forecast our revenue and plan our operating expenses;
●	attract and retain industry customers;
●	attract, train and retain workers on our platform;
●	provide diversified and distinguishable solutions and achieve market acceptance of our solutions;
●	increase our market share in existing industries and expand into new industries;
●	comply with existing and new laws and regulations applicable to our business;
●	anticipate and adapt to evolving market conditions, including technological developments and changes in the competitive landscape;
●	maintain reliable, secure, high-performance and scalable technology infrastructure;
●	attract, retain and motivate talented employees; and
●	improve our operational efficiency.

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

A limited number of industry customers have contributed a significant portion of our revenues in the past. We generated approximately 93% and 93% of our total revenues from three major industry customers in 2021 and 2022, respectively, including Meituan and Ele.me. Although we continually seek to diversify our customer base, we cannot assure you that the proportion of the revenue contribution from these industry customers to our total revenues will decrease in the near future, as the on-demand delivery market is highly concentrated. Other on-demand consumer service markets that we serve are also relatively concentrated with a limited number of market players.

Our dependence on a limited number of major industry customers will expose us to the risks of substantial losses if any of them reduces or even ceases business collaborations with us. Specifically, any one of the following events, among others, may cause material fluctuations or declines in our revenues and have a material and adverse effect on our business, financial condition, results of operations and prospects:

●	an overall decline in the business of one or more of our major industry customers;
●	the decision by one or more of our major industry customers to switch to our competitors;
●	the reduction in the service fees of our solutions agreed by one or more of our major industry customers;
●	the failure or inability of any of our major industry customers to make timely payment for our services;
●	non-compliance with law on the part of any major industry customers or breach of contract by any major industry customers vis-à-vis their business partners; or
●	unlawful, improper or otherwise inappropriate activities by any major industry customers that could harm their business, brand and reputation, or subject them to government investigations.

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

We have established business outsourcing relationships with workers on our platform, pursuant to which we pay service fees to workers engaged in our solutions as independent contractors through third-party labor service companies. We believe that our workforce model is consistent with the prevailing industry practice and recent policies of the State Council of the People’s Republic of China, or the State Council, that promote on-demand consumer service businesses and the associated workforce model through flexible regulatory measures. Furthermore, we believe the workers on our platform are independent contractors because, among other things, they provide services for orders obtained through our industry customers and get paid primarily based on the number of completed orders. As such, we do not believe that workers on our platform should be deemed as our employees or dispatched employees under the relevant PRC laws and regulations. As of the date of this annual report, our workforce model has not been investigated or challenged by any government authorities. However, we have been previously involved in individual lawsuits brought by third parties to seek compensation from us for injuries caused by workers on our platform during their course of services. Some of these lawsuits ruled in favor of the claimants based on the unfavorable determination that the workers should be deemed as our employees or dispatched employees under the facts of each particular case.

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

While we have not identified any other platform in China with a similar business model and operational scale comparable to us, we may compete with labor outsourcing companies or service suppliers that are independent from or affiliated with industry customers, as well as online or offline workforce marketplaces in each industry setting we serve. Our addressable market within a single industry is highly fragmented, consisting of a large number of small-scale, single-industry service suppliers with limited operational experience or geographical coverage. Our competitors may operate with business models and cost structures different from ours. They may ultimately prove to be more successful or more adaptable to new regulatory, technological and other developments than we are. Some of our current and potential competitors may be able to devote greater financial, technical, marketing and other resources to facilitating their business growth, and may also have longer operating histories, greater brand recognition and stronger customer loyalty than we do. Mergers or strategic alliances among our current or potential competitors may present additional challenges.

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

We incurred net loss of RMB5.6 million, RMB191.2 million and RMB16.4 million (US$2.4 million) in 2020, 2021 and 2022, respectively. We recorded net cash generated from operating activities of RMB11.1 million and RMB74.7 million (US$10.8 million) in 2020 and 2022, respectively, and net cash used in operating activities of RMB30.9 million in 2021. We cannot assure you that we will be able to generate net profit or generate positive cash flow from operating activities in the future. Our ability to achieve profitability will depend in large part on our ability to control expenses and manage our growth effectively. We expect to continue to make investments in the development and expansion of our business, which will place significant demands on our management and our operational and financial resources. Continuous expansion may increase the complexity of our business, and we may encounter various difficulties. We may fail to develop and improve our operational, financial and management controls, enhance our financial reporting systems and procedures, recruit, train and retain highly skilled personnel, or maintain customer satisfaction to effectively support and manage our growth. If we invest substantial time and resources to expand our operations but fail to manage the growth of our business and capitalize on our growth opportunities effectively, we may not be able to achieve profitability, and our business, financial condition, results of operations and prospects would be materially and adversely affected.

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

We have entered into collaboration, and may establish or seek collaborations or strategic alliances with other industry players in the future, and we may not timely realize the benefits of such arrangements.

We may from time to time enter into strategic partnerships or cooperation agreements with other businesses to expand our platform. For instance, for our housekeeping and accommodation solutions, we have established collaboration with a local village in China since 2023, so as to expand our coverage of rural B&Bs. For our newly launched international business initiative, we entered into strategic collaboration with an automobile enterprise in China, pursuant to which we help the enterprise expand overseas dealership channels and provide such overseas dealers with online car-hailing and on-demand delivery services and support. In addition, we plan to enhance our solution offerings with AI chatbot technologies by introducing Baidu’s ERNIE Bot to our SaaS system, which is expected to assist industry customers for our housekeeping and accommodation solutions with online information maintenance, smart check-in and self-check-out processes for guests. We face significant competition in seeking appropriate strategic partners, and the negotiation process for collaboration, alliances or licensing arrangements can be complex and time-consuming. Moreover, we may not be successful in our efforts to establish a strategic partnership or other alternative arrangements. Any of these relationships may require us to incur non-recurring and other charges, increase our near and long-term expenditures, issue securities that dilute our existing shareholders, or disrupt our management and business. Furthermore, such collaborations are subject to numerous risks, which may include the following:

●	such collaboration may fail to integrate into our current product and service offerings;
●	collaborators have significant discretion in determining the efforts and resources that they will apply to a collaboration project;
●	collaborators may elect not to continue or renew our collaboration due to availability of funding or other external factors, such as a business combination that diverts resources or creates competing priorities;
●	collaborators could independently develop, or develop with third parties, products and services that compete directly or indirectly with our products and services; and/or
●	disputes may arise between us and collaborators that cause delays in or termination of the collaboration, or that result in costly litigation or arbitration that diverts management’s attention and resources or need for additional capital to pursue collaboration initiatives.

As a result, we may not be able to realize the benefit of current or future collaborations and strategic alliances or achieve the revenue or specific net income that justifies such arrangement, which would harm our business, results of operations, financial condition and prospects.

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

We have acquired, and may continue to acquire other assets, technologies, products and businesses that are complementary to our existing business or otherwise. We may also enter into strategic partnerships or cooperation agreements with other businesses to expand our platform. Negotiating these transactions can be time-consuming, challenging and expensive, and our ability to close these transactions may often be subject to regulatory approvals that are beyond our control. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to intangible assets, significant diversion of management attention and exposure to potential unknown liabilities of the acquired business. Moreover, the cost of identifying and consummating investments and acquisitions and integrating the acquired businesses into ours may be significant, and the integration of acquired businesses may be disruptive to our existing business operations. Consequently, these transactions, even if undertaken and announced, may not close. For one or more of those transactions, we may issue additional equity securities that would dilute our shareholders’ ownership interest, use cash that we may need in the future to operate our business, incur debt on terms unfavorable to us or that we are unable to repay, incur expenses or substantial liabilities, encounter difficulties retaining key employees of the acquired company or integrating diverse software codes or business cultures, encounter difficulties in assimilating acquired operations, encounter diversion of management’s attention to other business concerns, and become subject to adverse tax consequences, substantial depreciation, impairment losses, or deferred compensation charges. For example, we recorded goodwill impairment of RMB52.0 million in 2021 and RMB4.9 million (US$0.7 million) in 2022. Our goodwill impairment in 2021 was related to the business we acquired for our housekeeping solutions and was primarily due to the impact of the COVID-19 pandemic, which delayed the business integration progress and impacted the business growth rate. Our goodwill impairment in 2022 was related to the reduced service scope of our shared-bike maintenance solutions. If our investments and acquisitions are not successful, our business, financial condition, results of operations and prospects may be materially and adversely affected.

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

We believe that the strong recognition of our brand has reduced our costs of attracting workers to collaborate with us through word-of-mouth marketing and contributed significantly to the growth and success of our business. Accordingly, maintaining, protecting and enhancing the recognition of our brand image is critical to our business and market position. Many factors, some of which are beyond our control, are important to maintaining, protecting and enhancing our brand. These factors include our ability to:

●	maintain the quality and attractiveness of the solutions we offer;
●	maintain or improve the satisfaction of industry customers and their end consumers;
●	maintain or improve the quality of our training and management of workers on our platform;
●	compete effectively against our existing and future competitors; and
●	defend our reputation and brand image generally and in the event of any negative publicity relating to our solutions, workers’ safety, internet security, or other issues affecting us or the entire gig economy in China.

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

Our business processes a large quantity of personal data of workers on our platform. We also have access to operating data regarding our performance and certain confidential information provided by industry customers. We face risks inherent in handling and protecting such large volumes of data. In particular, we face a number of challenges relating to data protection in our system, including:

●	protecting the data in and hosted on our system, including against attacks by third parties or fraudulent behaviors by our employees;
●	addressing concerns related to privacy and sharing, safety, security and other factors; and
●	complying with applicable laws, rules and regulations relating to the collection, use, disclosure or security of personal information, including any requests from regulatory and government authorities relating to such data.

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

Our practices regarding the use, retention, transfer, disclosure and security of such confidential data could become the subject of enhanced regulations and increased public scrutiny in the future. The regulatory frameworks regarding privacy issues in many jurisdictions are constantly evolving and can be subject to significant changes from time to time. For instance, a growing number of legislative and regulatory bodies have adopted user notification requirements in the event of unauthorized access to or acquisition of certain types of data. In China, the PRC Cybersecurity Law, which became effective in June 2017, leaves substantial uncertainty as to the circumstances and standards under which the law would apply and violations would be found. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Internet Information Security and Privacy Protection.” Complying with these obligations could cause us to incur substantial costs. Any failure to comply with applicable regulations, whether by other third parties or us, or as a result of employee error or negligence or otherwise, could result in regulatory enforcement actions against us and have a material adverse impact on our business operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Failure to comply with governmental regulations and other legal obligations concerning data protection and cybersecurity may materially and adversely affect our business, as we routinely process data during the conduct of our business.”

Increases in labor, energy and other costs in China could materially and adversely affect our business and profitability.

China’s economy has experienced significant growth, which has resulted in and may further lead to inflation and increased labor costs, energy costs, and vehicle purchase, rental and maintenance costs. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2020, 2021 and 2022 were increases of 2.5%, 0.9% and 2.0%, respectively. Consequently, the costs incurred by workers when providing services on our platform have increased, which in turn has increased our cost of revenue. Our costs and operating expenses associated with energy consumption or vehicle leasing may also increase, which would materially and adversely affect our profit margin. If inflation in China continue to increase and we are unable to pass on these increased costs and expenses to our industry customers by increasing our service fees, our cost of revenue and operating expenses will continue to grow, and our business, financial condition, results of operations and prospects could be materially and adversely affected.

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

For example, since the breakout of the COVID-19 pandemic, many businesses and social activities in China and other countries and regions have been severely disrupted, including those of our industry customers. The global outbreak has also caused market panics, which materially and negatively affected the global financial markets, such as the plunge of global stocks on major stock exchanges in the middle of March 2020. Such disruption and the potential slowdown of the global economy have had and could continue to have a material adverse effect on our results of operations and financial condition. For instance, in 2021, we experienced a surge in the number of delivery orders during the Chinese New Year as a result of the continuing impact of the COVID-19, which exceeded our normal delivery capacity. As a result, we temporarily adopted a subsidy policy to attract, retain and incentivize our workers to perform delivery services during the Chinese New Year. On the other hand, government efforts to contain the spread of COVID-19, including “stay-at-home” advice, widespread business closures, travel restrictions and emergency quarantines, adversely affected the customer demand of our other solutions, including mobility service solutions and housekeeping and accommodation solutions.

We cannot assure you that our business volume and growth rate will fully recover in the near future due to the uncertainties associated with the development of the pandemic. Specifically, the PRC governments at all levels have strategically adjusted pandemic prevention policies and lift the restrictive measures aimed at controlling the spread of the COVID-19 virus since December 2022, and there had been a noticeable uptick in infections among people, which resulted in enterprises imposing their own alternative working arrangements. As a result, we and the VIE experienced temporary disruption to business operations where many of our employees and workers on our platform were infected with COVID-19 in December 2022. If the COVID-19 pandemic persists, or if a significant portion of the population is infected with the virus, which may prompt changes in governmental policies and measures, and our business, results of operations and financial condition could be affected. To the extent that future waves of COVID-19 infections disrupt normal business operations and traveling in China, we may face disrupted market demand and operational challenges with our services. We are closely monitoring the development of the pandemic and continuously evaluating any potential impact on our business, results of operations and financial condition. However, we cannot estimate with any degree of certainty the full impact of the COVID-19 pandemic on our financial condition and future results of operations. The ultimate impact of the COVID-19 pandemic and related mitigation efforts will depend on future developments, including the duration of the COVID-19 pandemic, the acceptance and effectiveness of vaccines, the impact of COVID-19 and related containment and mitigation measures on our industry customers, employees, workforce availability, and the timing and extent to which normal economic and operating conditions resume. In addition, as the COVID-19 pandemic has resulted in significant financial market volatility and uncertainty, a continuation or worsening of the levels of market disruption and volatility in the future could materially and adversely affect our access capital, business, financial condition and results of operations and the market price of the ADSs.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

COVID-19 has had a severe and negative impact on the Chinese and global economy since early 2020. Whether this will lead to a prolonged downturn in the economy is still unknown, especially considering the multiple outbreaks in various countries and regions as well as the uncertainties brought by the vaccination programs and recent relaxation of restrictive measures in response to the COVID-19 pandemic. Even before the outbreak of COVID-19, the global macroeconomic environment had been facing challenges. The growth of the Chinese economy has gradually slowed down in recent years and the trend may continue. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and Russia’s recent military interventions in Ukraine. There have also been concerns on the relationship between China and other countries, including surrounding Asian countries, which may potentially lead to foreign investors closing down their businesses or withdrawing their investments in China and, thus, exiting the China market, and other economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

We have adopted an equity incentive plan that permits the grant of share options, restricted shares and restricted share units as equity-based awards, to our directors, officers, employees and consultants. We are required to recognize share-based compensation expenses based on the fair value of such share options granted to employees, officers, directors and consultants. We believe the granting of share-based compensation is important to our ability to attract, retain and motivate our management team and qualified employees, and we will continue to grant share-based compensation to employees in the future. We recorded share-based compensation expenses of RMB82.7 million, RMB68.9 million and RMB19.8 million (US$2.9 million) in 2020, 2021 and 2022, for options granted under a previous share incentive plan, respectively. As of the date of this annual report, we have granted options to purchase 7,857,974 ordinary shares under our 2019 Share Incentive Plan. See “Item 6—Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan” for details. If additional share options or other equity incentives are granted to our employees, directors or consultants in the future, our expenses associated with share-based compensation may increase significantly, which may have a material and adverse effect on our business, financial condition, results of operations and prospects.

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

We may consider launching registered or exempted offerings of our securities in the United States to obtain additional financing in the future. On February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures regulate both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime. Based on the Overseas Listing Trial Measures and the clarification issued by at a press conference held by CSRC, we believe that we will be required to complete the filing procedures with the CSRC in connection with our future offshore offerings, in any. We cannot assure you that we can complete the filing procedures in a timely manner or at all, or that new rules or regulations promulgated in the future will not impose any additional requirement or otherwise tightening the regulations on companies with contractual arrangements. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be impaired, and our business, financial condition, results of operations and prospects may be materially and adversely affected.

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

Commencing with our fiscal year ended December 31, 2021, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. Our management has concluded that, as of December 31, 2022, our existing disclosure controls and procedures and internal control over financial reporting were effective after the remediation. See “Item 15. Disclosure Controls and Procedures” for details.

We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (2) the last day of our fiscal year following the fifth anniversary of the completion of our initial public offering; (3) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (4) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of the ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we are a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

Accordingly, government actions in the future, including any decision to intervene or influence the operations of our PRC subsidiary or the affiliated entities at any time, or to exert control over an offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of our PRC subsidiary or the affiliated entities, may limit or completely hinder our ability to offer or continue to offer securities to investors, and/or may cause the value of such securities to significantly decline or be worthless. See “—The approval of and the filing with the CSRC or other PRC government authorities may be required in connection with our future offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing” for details.

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

On February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, which became effective on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures provides that an overseas listing or offering is explicitly prohibited, if any of the following: (1) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (2) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (4) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (5) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

The Overseas Listing Trial Measures also provides that if the issuer meets both the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (1) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (2) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual material events in mainland China.

The Overseas Listing Trial Measures further provides that, initial public offerings or listings in overseas markets by domestic companies, either in direct or indirect form shall be filed with the CSRC pursuant to the requirements of the Overseas Listing Trial Measures within three business days after the relevant application is submitted overseas. The companies that had already been listed on overseas stock exchanges prior to March 31, 2023 or the companies that had obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing prior to March 31, 2023 and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing, but are required make filings for subsequent offerings in accordance with the Overseas Listing Trial Measures. Companies that had already submitted an application for an initial public offering to overseas supervision administrations but had not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing prior to March 31, 2023 may arrange for the filing within a reasonable time period and should complete the filing procedure before such companies’ overseas issuance and listing. Companies, like us, that had already been listed overseas as of March 31, 2023 are not required to make immediate filing with the CSRC but are required to file with the CSRC within three business days after the completion of subsequent securities offerings in the same overseas market where its securities were previously offered and listed, or file the required filing materials with the CSRC within three working days after the submission of relevant application for subsequent securities offerings and listings in other overseas markets. In addition, an overseas listed company is required to report to the CSRC within three business days after the occurrence and announcement of any of the following material events: (1) a change of control of the listed company; (2) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or authorities in respect of the listed company; (3) a change of listing status or transfer of listing segment; and (4) the voluntary or mandatory delisting of the listed company. If there is any material change of the principal business of the listed company after the overseas offering and listing so that the listed company is no longer required to file with the CSRC, it shall file a specific report and a legal opinion issued by a domestic law firm to the CSRC within three business days after the occurrence thereof.

There can be no assurance that we can complete the filing procedures, obtain the approvals or authorizations, or complete required procedures or other requirements in a timely manner, or at all. We may also not be able to obtain a waiver of the requisite requirements if and when procedures are established to obtain such a waiver, and may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offshore fund-raising activities into the PRC or take other actions that could materially adversely affect our business, financial condition, results of operations, reputation and prospects, as well as the trading price of the ADSs.

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

On July 30, 2021, the State Council of the PRC promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, or the Regulations, which took effect on September 1, 2021. The Regulations supplement and specify the provisions on the security of critical information infrastructure as stated in the Cybersecurity Review Measures. The Regulations provide, among others, that protection department of certain industry or sector shall notify the operator of the critical information infrastructure in time after the identification of certain critical information infrastructure. As of the date of this annual report, no detailed rules or implementation have been issued by any Protection Departments and we have not been informed that we are identified as a critical information infrastructure operator by any governmental authorities.

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

On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secrets Protection and the National Archives Administration released the revised Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Archives Rules, which became effective on March 31, 2023. The Archives Rules regulate both overseas direct offerings and overseas indirect offerings, providing that, among other things:

●	in relation to the overseas listing activities of PRC enterprises, the PRC enterprises are required to strictly comply with the relevant requirements on confidentiality and archives management, establish a sound confidentiality and archives system, and take necessary measures to implement their confidentiality and archives management responsibilities;
●	during the course of an overseas offering and listing, if a PRC enterprise needs to publicly disclose or provide to securities companies or securities service providers and overseas regulators, any materials that contain relevant state secrets, government work secrets or information that has a sensitive impact (i.e. be detrimental to national security or the public interest if divulged), the PRC enterprise should complete the relevant approval/filing and other regulatory procedures; and
●	working papers produced in the PRC by securities companies and securities service providers, which provide PRC enterprises with securities services during their overseas issuance and listing, should be stored in the PRC, and competent PRC authorities must approve the transmission of all such working papers to recipients outside the PRC.

Any failure or perceived failure by us to comply with the above confidentiality and archives administration requirements and other PRC laws and regulations may result in us being held legally liable by competent authorities. The interpretation and application of these cybersecurity laws, regulations and standards are still uncertain and evolving, especially the Draft Measures for Internet Data Security. We cannot assure you that relevant governmental authorities will not interpret or implement these and other laws or regulations in ways that may negatively affect us.

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

The HFCAA was enacted in December 2020 and was subsequently amended in December 2022. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

According to Article 177 of the PRC Securities Law (last amended in March 2020), no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities in China. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. Therefore, the audit working papers of our financial statements may not be fully inspected by the PCAOB without the approval of the PRC authorities. The ADSs could be delisted and prohibited from being traded over-the-counter under the HFCAA if the PCAOB determines in the future that it is unable to fully inspect or investigate our auditor which has a presence in China.

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

On August 26, 2022, the CSRC, the Ministry of Finance of China, and the PCAOB signed the Protocol, which established a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. Pursuant to the Protocol, the PCAOB has the sole discretion in selecting the subject of its inspections and investigations without input from the Chinese authorities, and procedures are in place to allow PCAOB inspectors and investigators to review complete audit working papers of accounting firms located in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022, and the PCAOB Board vacated its previous determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, it remains unclear whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong, which depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is already making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

On October 6, 2022, the SEC conclusively named us as a “commission-identified issuer” following the filing of our annual report on Form 20-F for the year ended December 31, 2021. We dismissed Ernst & Young Hua Ming, or EY, and appointed Marcum Asia CPAs LLP, or Marcum Asia, as our independent registered public accounting firm, effective from October 31, 2022. EY, our former auditor, is an independent public accounting firm registered with the PCAOB. EY audited our financial statements for the fiscal years ended December 31, 2020 and 2021, included elsewhere in this annual report. Our former auditor is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our former auditor, EY, is located in China, a jurisdiction where the PCAOB has been historically unable to conduct inspections without the approval of the relevant PRC authorities. Our current auditor, Marcum Asia, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Marcum Asia is headquartered in New York, New York, and, as of the date of this annual report, has not been determined by the PCAOB as being unable to be inspected or investigated completely. For the foregoing reasons, we do not expect to be identified as a “commission-identified issuer” following the filing of our annual report for the year ended December 31, 2022.

Notwithstanding the foregoing, our ability to retain an auditor subject to PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to us, may depend on the relevant positions of U.S. and Chinese regulators. If, in the future, we have been identified by the SEC for two consecutive years as a “commission-identified issuer” whose registered public accounting firm is determined by the PCAOB that it is unable to inspect or investigate completely because of a position taken by one or more authorities in China, the SEC may prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. In addition, it remains unclear what the SEC’s implementation process related to the above rules will entail or what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on companies that have significant operations in China and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market). We cannot assure you whether regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. If we fail to meet the new listing standards specified in the HFCAA, we could face possible delisting from the Nasdaq Stock Market, cessation of trading in over-the-counter market, deregistration from the SEC and/or other risks, which may materially and adversely affect the trading price of the ADSs or terminate the trading of the ADSs in the United States.

Furthermore, the PCAOB’s inability to conduct inspections in China in the past prevented it from fully evaluating the audits and quality control procedures of our prior independent registered public accounting firm. As a result, we and our investors were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors with presence in China in the past made it more difficult to evaluate the effectiveness of our prior independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that were subject to the PCAOB inspections, which could cause investors and potential investors in our securities to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and China’s foreign exchange policies, among other things. In 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of IMF completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly against the backdrop of a surging U.S. dollar and persistent capital outflows from China. This depreciation halted in 2017, and the Renminbi appreciated approximately 7% against the U.S. dollar during this one-year period. In 2018, a new round of Renminbi depreciation emerged under the influence of a strong U.S. dollar and the Sino-U.S. trade friction. In August 2019, Renminbi once plunged to the weakest level against the US dollar in more than a decade, which raised fears of further escalation in the Sino-US trade friction as the United States labeled China as a currency manipulator after such sharp depreciation. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

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

Current PRC laws and regulations impose restrictions or prohibitions on foreign ownership and investment in companies that engage in value-added telecommunications services. We are an exempted company incorporated in the Cayman Islands and do not have any substantive business operations on our own. Beijing Quhuo Information Technology Co., Ltd., or WFOE, is our wholly-owned PRC subsidiary and a foreign-invested enterprise under PRC laws. We conduct our business in China through Beijing Quhuo Technology Co., Ltd., or the VIE, and its subsidiaries, or collectively the affiliated entities, in China, and may in the future commence or acquire businesses that are subject to the restrictions with respect to value-added telecommunications services. Through the VIE agreements, the shareholders of the VIE effectively assigned all of their voting rights underlying their respective equity interest in the VIE to us, which enabled us to direct the activities of the VIE that most significantly impact the VIE’s economic performance, and we, through our WFOE, have the right to receive economic benefits from the VIE that could potentially be significant to the VIE and have the obligation to absorb losses of the VIE that could potentially be significant to the VIE. We have been and expect to continue to be dependent on the affiliated entities to operate our business in China. As a result of these contractual arrangements, we are considered the primary beneficiary of the VIE and consolidate the VIE as required by Topic 810, Consolidation of Accounting Standards Codification, or the ASC.

In the opinion of our PRC counsel, Commerce & Finance Law Offices, (1) the ownership structures of WFOE and the VIE in China currently do not result in any violation of the applicable PRC laws or regulations currently in effect; and (2) the contractual arrangements between WFOE, the VIE and its registered shareholders governed by PRC laws and regulations are currently valid and legally binding on each party thereto and enforceable in accordance with the terms thereof, subject, as to enforceability, to applicable bankruptcy, insolvency, moratorium, reorganization and similar laws affecting creditors’ rights generally, the discretion of relevant governmental authorities in exercising their authority in connection with the interpretation and implementation thereof, and the application of relevant PRC laws and policies thereto, and to general equity principles. However, we have been further advised by our PRC counsel that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations, and there can be no assurance that the PRC government authorities will not take a view contrary to or otherwise different from the opinion of our PRC counsel. If the PRC government otherwise find that we are in violation of any existing or future PRC laws or regulations or lack the necessary permits or licenses to operate our and the VIE’s business, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

●	revoking our and the VIE’s business and operating licenses;
●	discontinuing or restricting any related-party transactions between our group and the affiliated entities;
●	imposing fines and penalties, confiscating the income from our company, or imposing additional requirements for our operations which we may not be able to comply with;
●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements and deregistering the equity pledges of the VIE, which in turn would affect our ability to consolidate, derive economic interests from, or direct the activities of the affiliated entities that most significantly impact their economic performance;
●	restricting or prohibiting our use of the proceeds of our initial public offering in July 2020 to finance our business and operations in China, particularly the expansion of our business through strategic acquisitions; or
●	restricting the use of financing sources by us or the affiliated entities or otherwise restricting our or their ability to conduct business.

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

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The current Foreign Investment Law does not mention concepts such as “actual control” and “controlling PRC companies by contracts or trusts” that were included in the previous drafts, nor does it specify regulations on controlling through contractual arrangements. As a result, this regulatory topic remains unclear under the Foreign Investment Law. However, since the Foreign Investment Law is relatively new, uncertainties still exist in relation to its interpretation and implementation, and failure to take timely and appropriate measures to cope with the regulatory-compliance challenges could result in a material adverse effect on us. For instance, though the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, it contains a catch-all provision under the definition of “foreign investment,” which includes investments made by foreign investors in China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the Stale Council to provide for contractual arrangements as a form of foreign investment, at which time it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in the PRC and if yes, how our contractual arrangements should be dealt with. In addition, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. In the worst-case scenario, we may be required to unwind our existing contractual arrangements and/or dispose of the relevant business operations, which could have a material adverse effect on our current corporate structure, corporate governance, business, financial condition, results of operations and prospects.

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

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

We incur significant legal, accounting and other expenses as a result of being a public company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. As a company with less than US$1.235 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

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

In addition, as an emerging growth company, we will still incur expenses in relation to management assessment according to requirements of Section 404(a) of the Sarbanes-Oxley Act of 2002. After we are no longer an “emerging growth company,” we expect to incur additional significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

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

Mr. Leslie Yu, our chairman and chief executive officer, has control over us and our corporate matter. As of April 10, 2023, Mr. Yu beneficially owned all of our issued Class B ordinary shares. These Class B ordinary shares constitute approximately 10.2% of our total issued and outstanding share capital and 63.0% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, Mr. Yu has considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings and cash flow;
●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
●	announcements of new services and expansions by us or our competitors;
●	announcements of new policies, rules or regulations relating to the internet or the consumer services industry in China;
●	changes in financial estimates by securities analysts;
●	detrimental adverse publicity about us, our services, our competitors or our industry;
●	additions or departures of key personnel;
●	fluctuations of exchange rates between the Renminbi and the U.S. dollar;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

●	potential litigation or regulatory investigations.

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

On March 1, 2022, we received a notice from Nasdaq that we had failed to comply with the minimum closing bid price requirement set forth in Rule 5450(a)(1) of the Nasdaq Listing Rules. On August 29, 2022, we received a notification letter from the Listing Qualifications Department of the Nasdaq Stock Market, informing us that we had regained compliance with the Nasdaq Listing Rule 5450(a)(1), since the closing bid price of the ADSs had been at $1.00 per ADS or greater for 10 consecutive business days from August 12 through August 26, 2022. In addition, on May 18, 2022, we received a notification letter from Nasdaq that we failed to comply with Rule 5250(c)(1) of the Nasdaq Listing Rules since we had not yet filed our annual report on Form 20-F for the fiscal year ended December 31, 2021. The delay in filing our annual report for the fiscal year ended December 31, 2021 resulted from our failure to compile all the information necessary to complete our annual financial statements. After we submitted a plan to regain compliance, Nasdaq ultimately granted us an extension until November 14, 2022 to file our annual report on Form 20-F for the fiscal year ended December 31, 2021 and thereby regain compliance with Rule 5250(c)(1) of the Nasdaq Listing Rules. We filed our annual report on Form 20-F for the fiscal year ended December 31, 2021 on September 9, 2022.

We cannot assure you that we will be able to continue to meet the financial and corporate governance requirements to qualify for continued listing, including the minimum bid price requirement of at least US$1.00 per ADS pursuant to Rule 5450(a)(1) of the Nasdaq Listing Rules and the requirement to timely file all required periodic financial reports with the SEC pursuant to Rule 5250(c)(1) of the Nasdaq Listing Rules.

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

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. We had 55,379,583 Class A ordinary shares and 6,296,630 Class B ordinary shares outstanding as of April 10, 2023, including 18,430,669 Class A ordinary shares represented by ADSs.

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

As a result of the foregoing, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

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

Assuming that we are the owner of the VIE (and its subsidiaries) for U.S. federal income tax purposes, and based upon our current and projected income and assets and projections as to the value of our assets, we believe it is reasonable to take the position that we were not classified as a PFIC for the taxable year ended December 31, 2022. However, no assurance can be given in this regard because the determination of whether we have been or will be or become a PFIC is a factual determination made annually that depends, in part, upon the composition of our income and assets and the characterization of such income or assets as active or passive. The IRS may challenge our determination in this regard. Fluctuations in the market price of the ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which has been and may continue to be volatile). Our market capitalization has fluctuated significantly during the fiscal year ended December 31, 2022. If our market capitalization does not increase or continues to decline, we could be or become classified as a PFIC for the current taxable year or future taxable years. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

ITEM 4. INFORMATION ON THE COMPANY

A.History and development of the company

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

Our principal executive offices are located at 3rd Floor, Block A, Tonghui Building, No. 1132 Huihe South Street, Chaoyang District, Beijing, People’s Republic of China. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The telephone number of our principal executive office is (+86-10) 5923 6208. Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our main website is www.quhuo.cn. The information contained on our website is not a part of this annual report. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, New York 10168.

The SEC maintains an Internet site, http://www.sec/gov, which contains reports, proxy and information statements, and other information regarding us. We also maintain an Internet site, http://ir.quhuo.cn/, for investors’ information.

Nasdaq Listing Standards Compliance

On March 1, 2022, we received a notice from Nasdaq that we had failed to comply with the minimum closing bid price requirement set forth in Rule 5450(a)(1) of the Nasdaq Listing Rules. The Nasdaq notification letter did not result in the immediate delisting of our securities. Pursuant to Rule 5810(c)(3)(A) of the Nasdaq Listing Rules, we had a compliance period of 180 calendar days, or until August 29, 2022, to regain compliance with Nasdaq’s minimum bid price requirement. On August 29, 2022, we received a notification letter from the Listing Qualifications Department of the Nasdaq Stock Market, informing us that we had regained compliance with the Nasdaq Listing Rule 5450(a)(1), since the closing bid price of the ADSs had been at $1.00 per ADS or greater for 10 consecutive business days from August 12 through August 26, 2022.

On May 18, 2022, we received a notification letter from Nasdaq that we failed to comply with Rule 5250(c)(1) of the Nasdaq Listing Rules since we had not yet filed our annual report on Form 20-F for the fiscal year ended December 31, 2021. The delay in filing our annual report for the fiscal year ended December 31, 2021 resulted from our failure to compile all the information necessary to complete our annual financial statements. After we submitted a plan to regain compliance, Nasdaq granted us an extension until November 14, 2022 to file our annual report on Form 20-F for the fiscal year ended December 31, 2021 and thereby regain compliance with Rule 5250(c)(1) of the Nasdaq Listing Rules. We filed our annual report on Form 20-F for the fiscal year ended December 31, 2021 on September 9, 2022.

B.Business Overview

We are a leading gig economy platform focusing on community-centered services in China. We operate a platform of large, flexible and standardized workforce. As of December 31, 2022, we had 540,000 registered workers on our platform. We provide tech-enabled, end-to-end operational solutions primarily to consumer service businesses, including on-demand delivery solutions, mobility service solutions, housekeeping and accommodation solutions, and other services. Leveraging our internal technology infrastructure, we are able to deploy workers across different regions and industries to serve our customers in a flexible, standardized and specialized manner, such as fulfilling delivery orders of prepared food, grocery and fresh food, carrying out maintenance works for shared bikes, fulfilling intra-city and long-distance transportation orders, and providing housekeeping and accommodation services for hotels and B&Bs. We generate revenue primarily from service fees paid by our industry customers, and to a lesser extent, from rental fees under our car leasing agreements with drivers engaged in our ride-hailing solutions.

To the on-demand consumer service companies that we serve, our platform helps them mobilize a large team of workers who can follow industry-specific, standardized and highly efficient service procedures through a combination of training, performance monitoring and refinement, and incentives. As such, our industry customers can focus more on their business strategy and operational and financial performance. As of December 31, 2022, our industry customers comprised many top market players in their respective industries, such as Meituan and Ele.me in the on-demand delivery industry and other chain restaurants such as KFC,  Didi and Hello in the mobility-as-a-service sector (including bike-sharing and ride-hailing), and Hilton Hotels and Resorts, Kingkey Group and Marriott International in the hotel industry. We had reached 109 cities across 30 provinces, municipalities and autonomous regions in China as of December 31, 2022.

To the workers on our platform, we provide them with diversified, flexible earning opportunities. We empower workers with minimal work experience to begin their career and progress with us. In the three months ended December 31, 2021 and 2022, we had approximately 59,400 and 57,000 average monthly active workers on our platform, respectively. We believe that the size of our workforce allows us to better serve our industry customers when they enter new geographical markets or new on-demand consumer service industries. We also encourage workers on our platform to bring in their friends, relatives and acquaintances to continually and organically expand our workforce network and minimize worker turnovers, making our platform more stable.

Leveraging Quhuo+, our proprietary technology infrastructure, we are able to centralize our operational management and streamline our solution process. For workers in a management position, such as team leaders for our on-demand delivery solutions, Quhuo+ allows them to pinpoint workers on our platform to monitor their workload and performance, and dynamically manage staffing and maintain solution quality. With Quhuo+, team leaders are able to transcribe industry-specific KPIs obtained from industry customers into executable guidance for workers on our platform, and benchmark workforce performance across all workers and teams based on data-driven analytics to refine our solutions and optimize our operational efficiency. For rank-and-file workers, Quhuo+ allows them to review their workload, access on-the-job training and review their performance. Moreover, we have developed Quhuo+ into a scalable modular system with customizable parameters and settings to smoothly manage and transfer massive workers across different regions and industries we serve. As a result, we are able to cultivate a specialized yet flexible workforce and deploy the same workers across different industry settings based on their work schedules by, for example, allowing delivery riders on our platform to take part in our shared-bike maintenance solutions during their off-peak hours. As such, we are able to scale up our business and expand into greenfield regions or industries quickly and cost-effectively with minimal incremental costs on infrastructure.

The following diagram is a simplified presentation of our business model and our role as a gig economy platform:

Our Solutions

We have established a solid market presence in the on-demand industry and continued to expand into other industries by leveraging our accumulated industry knowledge and operational experience. We currently provide the following industry-tailored operational solutions, including on-demand delivery solutions, mobility service solutions, and housekeeping and accommodation solutions.

On-demand delivery solutions

We launched our on-demand delivery solutions in February 2013 with a focus on prepared food, and recently expanded our service scope to the delivery of other items, such as grocery and fresh food. We operate exclusively under the premium delivery model, which is characterized by, among others, higher service quality, service reliability and delivery speed compared to the crowdsourcing model. According to the F&S report, driven by the incentive to improve their returns and strengthen their brands through high-quality delivery services, major on-demand delivery platforms have gradually adopted the premium delivery model since 2015 and have fully partnered with third-party gig economy platforms, such as us, to fulfill premium deliveries in lieu of in-house delivery operations. With our on-demand delivery solutions, industry customers are able to scale up their delivery coverage quickly and complete additional deliveries at low incremental costs.

Our industry customers typically divide their intra-city delivery network into a number of delivery areas. We and our industry customers generally enter into a standard form delivery service agreement, pursuant to which we are assigned a certain number of delivery areas within a city. We deploy delivery riders on our platform to serve each industry customer. On the one hand, each delivery rider on our platform, after being assigned to a certain industry customer, obtains access to that customer’s mobile app and dispatch portal to receive and complete delivery orders. We, on the other, offer onboarding logistics support and training, and manage delivery riders on our platform through Quhuo+. With our support, each team leader on our platform sets up a service station for one or more delivery areas and supervises all delivery riders in that service station under a unified management standard. Our team leaders also manage customer relationships within their assigned delivery areas. Under the supervision of the team leader, all delivery riders dispatched from a specific service station will be responsible solely for the delivery orders initiated within and destined for that delivery area. We may adjust the dispatch of workers among different delivery areas to accommodate the peak demand and seasonality swings for different industry customers.

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

The following flowchart illustrates the typical transaction process of our on-demand delivery solutions:

As of December 31, 2022, we delivered our on-demand delivery solutions in 85 cities in China. In the three months ended December 31, 2020, 2021 and 2022, our average monthly delivery riders were over 48,900, 52,800 and 48,700 respectively, and the average monthly delivery orders fulfilled by those delivery riders were approximately 36.5 million, 52.8 million and 47.5 million, respectively.

Mobility service solutions

Our mobility service solutions comprise ride-hailing solutions, shared-bike maintenance solutions and freight service solutions.

Ride-hailing solutions

We launched our ride-hailing solutions in October 2018. Under the current regulatory regime in China, ride-hailing drivers are required to obtain licenses both for themselves and for the vehicles they steer. Ride-hailing companies and drivers may be subject to fines and bans for violation of the relevant regulations. We attract ride-hailing companies with our access to a fleet of qualified ride-hailing drivers that are in short supply. We attract qualified candidates to our platform with our car leasing arrangements, under which we sublease vehicles with the requisite license to drivers and charge them monthly rental fees. As a result, we relieve their financial burden in obtaining a vehicle when they enter the ride-hailing market. We also provide them with strong driver-centric support and services, such as filing for insurance claims, roadside assistance and vehicle repair and maintenance. In addition to inviting qualified ride-hailing drivers to join us, we also motivate workers with driving skills on our platform to obtain the required permit so that they could become qualified ride-hailing drivers and take part in our ride-hailing solutions. As of December 31, 2022, we had over 400 full-time ride-hailing drivers on our platform. We believe that it is more cost-effective to convert existing eligible workers on our platform into drivers than to attract new drivers through referrals or marketing campaigns and that our access to a large pool of eligible workers represents incremental growth potential.

Drivers use mobile apps from ride-hailing companies to acquire and complete ride orders. We receive performance data from ride-hailing companies and analyze these data to help drivers refine their services and increase their ratings and income level.

We primarily derive revenue from rental fees under our car leasing agreements with drivers. We may also charge ride-hailing companies services fees based on our consulting services to them.

As of December 31, 2022, we delivered our ride-hailing solutions to a major ride-hailing company in four cities. Drivers on our platform fulfilled approximately 1.6 million rides in 2022.

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

We derive revenue from service fees paid by bike-sharing companies based on specific indicators for maintenance and transportation services, respectively. As of December 31, 2022, we delivered shared-bike maintenance solutions in 41 cities.

Freight service solutions

We commenced our freight service solutions for industry customers in July 2021 by fulfilling end-to-end intra-city and long-distance transportation orders. We deploy truck fleets to serve our industry customers and pay service fees to such fleets. As of December 31, 2022, we delivered our freight service solutions to two industry customers. We fulfilled approximately 54,100 orders in 2022.

Housekeeping and accommodation solutions and other services

We launched our housekeeping solutions in January 2019. We encourage workers on our platform with referral bonuses to bring in their relatives, friends and acquaintances to join our platform for our housekeeping solutions, which we believe helps us grow our workforce organically and enhance the stability and sustainability of our worker community. See “—Workers on Our Platform.”

We tailor our housekeeping solutions primarily for industry customers requiring standardized, high-quality housekeeping services to be provided on an efficient and responsive basis. Industry customers of our housekeeping solutions currently comprise hotels and B&Bs. Based on the operating needs of our industry customers, we formulate detailed action plans and training for housekeepers on our platform to ensure the consistency of solution quality. Our industry customer also conducts inspections of the cleaned property from time to time to ensure solution quality. Since 2023, we have established collaboration with Haidong Village in Harbin city of Heilongjiang Province, so as to expand our coverage of rural B&Bs. Going forward, we plan to enhance our solution offerings with AI chatbot technologies by introducing Baidu’s ERNIE Bot to our SaaS system, which is expected to assist industry customers for our housekeeping and accommodation solutions with online information maintenance, smart check-in and self-check-out processes for guests.

We derive revenue from service fees paid by our industry customers based on service hours and/or the number of fulfilled orders, subject to KPI-based adjustments. As of December 31, 2022, we delivered housekeeping solutions in 23 cities.

Furthermore, as we have expanded our customer portfolio and rendered services to B&Bs, we provide accommodation solutions, primarily focusing on facilitating B&B operations for our customers. We derive revenue primarily from service fees paid by industry customers based on the number of fulfilled orders. In addition, we continuously tap into new industries to provide diversified, flexible earning opportunities for workers on our platform.

Recent Business Development

We announced our international business initiative in 2023, and we have entered into strategic collaboration with an automobile enterprise in China, pursuant to which we help the enterprise expand overseas dealership channels and provide such overseas dealers with online car-hailing and on-demand delivery services and support.

Our Geographic Footprint

We operate across multiple industries within a single city in an efficient manner as we consolidate the management of each business line based on Quhuo+ and our offline business support team. As of December 31, 2022, our geographic footprint reached 109 cities across 30 provinces, municipalities and autonomous regions in China, among which we provided solutions for multiple industries in 33 cities.

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

The number of our average monthly active workers increased from approximately 54,500 in the three months ended December 31, 2020 to 59,400 in the three months ended December 31, 2021, and slightly decreased to 57,000 in the three months ended December 31, 2022. We provide workers with stable earning opportunities across different industry settings, career advancement prospects, and a supportive community with inclusive work-life support and services. As many workers joined us as fresh high school or college graduates with minimal work experience, we enable them to begin their career and progress on our platform. Moreover, many workers quit their old jobs under the traditional employment model, such as factory workers, and joined us for higher earning potential and more flexibility in terms of working hours and career options.

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

With Quhuo+, we have assigned an internal team of operational managers to track and benchmark the performance data generated from our service stations for our on-demand delivery solutions and assist our team leaders in formulating performance improvement plans for the service stations they are in charge of. Our operational managers communicate with team leaders periodically to review the operating data on Quhuo+ and discuss measures to address any issues identified. They are also in charge of maintaining relationships with industry customers, helping team leaders design and implement service fee plans of their respective service stations, applying for large expenses on behalf of their designated service stations, and assisting each service station in optimizing efficiency and reducing cost, logistics management, annual inspection of business registration, corporate culture development, and tax and financing matters. We believe our operational managers are able to help team leaders become more adaptive to the management role and develop and improve their effective managerial skills by applying the data and functions on Quhuo+. As of December 31, 2022, we had a team of 396 operational managers, all employed by us.

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

Our Technology

Quhuo+ forms the backbone of our business operations. We strategically designed Quhuo+ to be flexible and scalable with modularized functions. See “—Quhuo+” for details. As of December 31, 2022, we had a dedicated team of 53 technology research and development professionals with an average of seven years of the relevant industry experience.

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

Competition

We believe that we have pioneered innovation serving on-demand consumer service businesses. While we have not identified any other platform in China with a similar business model and operational scale comparable to us, we may compete with labor outsourcing companies and service suppliers that are independent from or affiliated with industry customers, as well as online or offline workforce marketplaces in each industry sector we serve. Our addressable market within a single industry is highly fragmented, consisting of numerous small-scale, single-industry service suppliers with limited operational experience or geographical coverage. We believe that we can compete favorably on the basis of:

●	capability to attract, retain and manage a sufficient number of workers;
●	capability to establish and maintain partnerships with industry customers;
●	technology infrastructure and data analytics capabilities;
●	scope and quality of our solution offerings;
●	industry-specific know-how and operational experience;
●	geographical coverage;
●	and brand recognition.

Intellectual Property

We regard our trademarks, domain names, know-how, proprietary technologies and other similar intellectual properties as critical to our success, and we rely on trademark and trade secret laws and confidentiality and non-compete agreements with our employees and others to protect our proprietary rights. As of the date of this annual report, we hold or otherwise have legal right to use 47 registered copyrights for software and 48 registered trademarks in China.

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

Regulations Relating to Foreign Investment

Special Management Measures (Negative List) for the Access of Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, or the Guidance Catalog, which was promulgated and is amended from time to time by the Ministry of Commerce, or MOFCOM, and the National Development and Reform Commission, or the NDRC. Industries not listed in the catalog are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws. In addition, in December 2021, MOFCOM and the NDRC promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List (2021 version), which became effective on January 1, 2021 to amend the Guidance Catalog. Foreign investment in value-added telecommunications services (except for e-commerce, domestic multiparty communication store and forward service and call center) falls within the Negative List. As a result, foreign investors can only conduct investment activities through equity or contractual joint ventures with certain shareholding requirements and approvals from competent authorities. PRC partners are required to hold the majority interests in the joint ventures and approval from MOFCOM and the Ministry of Industry and Information Technology, or MIIT, for the incorporation of the joint ventures and the business operations. The Negative List (2021 version) further provides that where a domestic enterprise engaged in the business in the prohibited category seeks to issue and list its shares overseas, it shall complete an examination process and obtain approval from the relevant competent authorities of the State Council.

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

Foreign Investment Law

On March 15, 2019, the National People’s Congress, or the NPC, approved the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the Foreign Investment Law, the State Council will publish or approve to publish a catalogue for special administrative measures, or the “negative list.” The Foreign Investment Law grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” The Foreign Investment Law provides that foreign invested entities shall not operate foreign prohibited industries and foreign invested entities operating in foreign restricted industries shall meet the investment conditions stipulated under the negative list.

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

The Provisions on the Administration of Foreign-Invested Telecommunications Enterprises was promulgated by the State Council on December 11, 2001 and was last amended on March 29, 2022 with effect from May 1, 2022. These regulations require that foreign-invested value-added telecommunications enterprises in mainland China must be established as Sino-foreign equity joint ventures and that the foreign investors may acquire up to 50% equity interests. Furthermore, a major foreign investor in a value-added telecommunications business in mainland China must demonstrate a good track record and experience in operating value-added telecommunications businesses. Moreover, foreign investors that meet these requirements must obtain approvals from the MIIT, to provide value-added telecommunication services in mainland China and the MIIT retain considerable discretion in granting such approvals.

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

Copyright

The PRC Copyright Law, or the Copyright Law, which took effect on June 1, 1991 and was latest amended in 2020, provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. The Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, the Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center. According to the Copyright Law, an infringer of the copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners and compensating the loss of copyright owner. Infringers of copyright may also subject to fines and/or administrative or criminal liabilities in severe situations.

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

Patent

According to the PRC Patent Law (revised in 2020), the patent administrative department under the State Council shall be responsible for administration of patent matters nationwide. The patent administration departments of provincial, autonomous region or municipal governments are responsible for administering patent law within their respective jurisdictions. The Chinese patent system adopts a first-to-file principle, which means that when more than one person files different patent applications for the same invention, only the person who files the application first is entitled to obtain a patent of the invention. Patents in China fall into three categories: invention, utility model and design. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness and practicability. A patent is valid for twenty years in the case of an invention and ten years in the case of utility models and designs. The PRC Patent Law was recently amended on October 17, 2020 and came into effect on June 1, 2021.

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

PRC Civil Code

Pursuant to the PRC Civil Code, which was promulgated by the National People’s Congress on May 28, 2020 and became effective on January 1, 2021, employers shall bear tortious liability for any injury or damage caused to other people by their employees in the course of their work. Parties that use dispatched labor shall bear tortious liability for any injury or damage caused to other people by dispatched personnel during the course of their work during the labor dispatch period; the labor dispatching party shall bear corresponding supplementary liability where it is at fault.

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

On July 28, 2020, the General Office of the State Council of the PRC released the Opinions on Supporting Multiple Channels of Flexible Employment, emphasizing that flexible and diverse employment arrangements, such as self-employment, part-time and new employment forms, are important ways for workers to increase their income from employment and play an important role in widening new channels of employment, and proposing to broaden the development of flexible employment channels, optimize the environment for independent entrepreneurship, and increase support for flexible employment protection.

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

Value-added tax

The Provisional Regulations of the PRC on Value-added Tax, the VAT Regulation, were promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994 which were subsequently amended from time to time. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2017) was promulgated on December 13, 1993 and latest amended on November 19, 2017. On April 4, 2018, MOF and SAT jointly promulgated the Circular on Adjustment of Value-Added Tax Rates, or Circular 32. All enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are taxpayers under the VAT Law. A VAT of 6% applies to revenue derived from the provision of on-demand delivery services and shared-bike maintenance services. Prior to April 1, 2019, a VAT of 16% applied to revenue derived from the rendering of car rental services. According to the Announcement on Policies for Deepening the VAT Reform, a VAT of 13% applies to revenue derived from the rendering of car rental services after April 1, 2019. Unlike business tax, a general VAT taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided.

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

On February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, which became effective on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures provides that an overseas listing or offering is explicitly prohibited, if any of the following: (1) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (2) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (4) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (5) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

The Overseas Listing Trial Measures also provides that if the issuer meets both the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (1) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (2) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual material events in mainland China.

The Overseas Listing Trial Measures further provides that, initial public offerings or listings in overseas markets by domestic companies, either in direct or indirect form shall be filed with the CSRC pursuant to the requirements of the Overseas Listing Trial Measures within three business days after the relevant application is submitted overseas. The companies that had already been listed on overseas stock exchanges prior to March 31, 2023 or the companies that had obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing prior to March 31, 2023 and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing, but are required make filings for subsequent offerings in accordance with the Overseas Listing Trial Measures. Companies that had already submitted an application for an initial public offering to overseas supervision administrations but had not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing prior to March 31, 2023 may arrange for the filing within a reasonable time period and should complete the filing procedure before such companies’ overseas issuance and listing. Companies already listed overseas as of March 31, 2023 are not required to make immediate filing with the CSRC, but are required to file with the CSRC within three business days after the completion of subsequent securities offerings in the same overseas market where its securities were previously offered and listed, or file the required filing materials with the CSRC within three working days after the submission of relevant application for subsequent securities offerings and listings in other overseas markets. In addition, an overseas listed company is required to report to the CSRC within three business days after the occurrence and announcement of any of the following material events: (1) a change of control of the listed company; (2) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or authorities in respect of the listed company; (3) a change of listing status or transfer of listing segment; and (4) the voluntary or mandatory delisting of the listed company. If there is any material change of the principal business of the listed company after the overseas offering and listing so that the listed company is no longer required to file with the CSRC, it shall file a specific report and a legal opinion issued by a domestic law firm to the CSRC within three business days after the occurrence thereof.

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

Regulations on Foreign Debt

A loan made by a foreign entity as direct or indirect shareholder in a foreign-invested enterprise is considered to be foreign debt in China and is regulated by various laws and regulations, including the Regulation of the People’s Republic of China on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, and the Administrative Measures for Registration of Foreign Debts. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches within 15 business days after entering into the foreign debt contract. Pursuant to these rules and regulations, the maximum amount of the aggregate of (1) the outstanding balance of foreign debts with a term not longer than one year, and (2) the accumulated amount of foreign debts with a term longer than one year, of a foreign-invested enterprise shall not exceed the difference between its registered total investment and its registered capital, or Total Investment and Registered Capital Balance.

On January 12, 2017, the People’s Bank of China, or the PBOC, promulgated the Notice of the People’s Bank of China on Full-coverage Macro-prudent Management of Cross-border Financing, or PBOC Circular 9, which sets forth an upper limit for PRC entities, including foreign-invested enterprises and domestic enterprises, regarding their foreign debts. Pursuant to PBOC Circular 9, the limit of foreign debts for enterprises shall be calculated based on the following formula: the limit of foreign debt, or the Net Assets Limit = net assets * cross-border financing leverage ratio * macro-prudent regulation parameter. “Net assets” is calculated as the net assets value stated in the relevant entity’s latest audited financial statement. The cross-border financing leverage ratio for enterprises is two. The macro-prudent regulation parameter is one. PBOC Circular 9 does not supersede the Interim Provisions on the Management of Foreign Debts, but rather serves as a supplement to it. In addition, according to PBOC Circular 9, a foreign loan must be filed with SAFE through the online filing system of SAFE after the loan agreement is signed and at least three business days prior to the borrower withdraws any amount from such foreign loan. On March 11, 2020, the PBOC and SAFE promulgated the Adjustment of Full-coverage Macro-prudent Management of Cross-border Financing, which adjusted the macro-prudent regulation parameter to 1.25. On January 7, 2021,the macro-prudent regulation parameter was lowered back to 1.

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

C.Organizational Structure

The following diagram illustrates our simplified corporate structure, including our principal subsidiaries, the VIE and its subsidiaries, as of the date of this annual report:

(1)	The shareholders of Beijing Quhuo Technology Co., Ltd., or Beijing Quhuo, include Ms. Lili Sun, spouse of Mr. Leslie Yu, Mr. Shuyi Yang, Mr. Zhen Ba, Ningbo Maiken Investment Management LLP and Mr. Tongtong Li, holding 25.7264%, 24.9784%, 9.6547%, 38.8250% and 0.8154% of the equity interests of Beijing Quhuo, respectively.
(2)	The remaining 30% of the equity interests of Nantong Runda Marketing Planning Co., Ltd. is owned by two independent individuals.
(3)	The remaining 49% of the equity interests of Jiangxi Youke Automobile Rental Service Co., Ltd. is owned by an independent individual.
(4)	The remaining 45% of the equity interest of Haikou Chengtu Network Technology Co., Ltd. is owned by three independent third parties.
(5)	In November 2020, we acquired a 54.22% equity interest in Lailai Information Technology (Shenzhen) Co., Ltd., an on-demand workforce platform that specializes in housekeeping solutions for hotels and B&Bs. In January 2022, we acquired the remaining 45.78% equity interest in Lailai.

The following table sets out the details of our subsidiaries and the affiliated entities that are significant to us.

Subsidiaries	Place of Incorporation
Quhuo Investment Limited	BVI
Quhuo Technology Investment (Hong Kong) Limited	Hong Kong
Beijing Quhuo Information Technology Co., Ltd.	PRC

Affiliated Entities	Place of Incorporation
Beijing Quhuo Technology Co., Ltd.	PRC
Shanghai Quhuo Network Technology Co., Ltd.	PRC
Ningbo Xinying Network Technology Co., Ltd.	PRC
Nantong Runda Marketing Planning Co., Ltd.	PRC
Shanghai Yijida Network Technology Co., Ltd.	PRC
Ningbo Desheng Wanchun Network Technology Co., Ltd.	PRC
Ningbo Quhuo Network Technology Co., Ltd.	PRC
Ningbo Dagong Network Technology Co., Ltd.	PRC
Jiangxi Youke Automobile Rental Service Co., Ltd.	PRC
Haikou Chengtu Network Technology Co., Ltd	PRC
Lailai Information Technology (Shenzhen) Co., Ltd.	PRC
Hainan Xinying Technology Co., Ltd.	PRC
Hainan Quhuo Technology Co., Ltd.	PRC
Hainan Quxing Holdings Co., Ltd.	PRC

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

D.Property, plants and equipment

Our principal executive offices are located in Beijing, China, where we lease premises of approximately 1,280 square meters, with a lease term of two years. As of December 31, 2022, we leased properties in other cities with an aggregate of over 6,300 square meters to support our business operations, with lease terms primarily ranging from one to two years.

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

A.Operating Results

Overview

We are a gig economy platform focusing on community-centered services in China. We operate a platform of large, flexible and standardized workforce. We provide tech-enabled, end-to-end operational solutions primarily to consumer service businesses, including on-demand delivery solutions, mobility service solutions, housekeeping and accommodation solutions and other services.

We generate revenue primarily from service fees paid by our industry customers, and to a lesser extent, from rental fees under our car leasing agreements with drivers engaged in our ride-hailing solutions. We incur cost from paying service fees to workers engaged in our solutions as independent contractors.

We have grown rapidly in recent years to achieve greater economies of scale. Our revenues were RMB2,580.8 million, RMB4,025.3 million and RMB3,820.4 million (US$553.9 million) in 2020, 2021 and 2022, respectively. We recorded net loss of RMB5.6 million, RMB191.2 million and RMB16.4 million (US$2.4 million) in 2020, 2021 and 2022, respectively. Excluding the effect of share-based compensation expenses, we recorded adjusted net income of RMB77.1 million and RMB3.3 million (US$0.5 million) in 2020 and 2022, respectively, and adjusted net loss of RMB122.3 million in 2021. See “—Non-GAAP Financial Measures.”

General Factors Affecting Our Results of Operations

Our results of operations and financial condition are affected by general factors driving China’s gig economy and consumer service market, including (1) economic factors, such as China’s overall economic growth, the increase in per-capita disposable income and the level and growth in consumer spending in China, (2) technology factors, such as development of mobile technology and the rate of mobile internet penetration in China, and (3) labor factors, such as rising labor costs in China. Unfavorable changes in any of these general factors could materially and adversely affect our business and results of operations.

Specific Factors Affecting Our Results of Operations

While our business is influenced by general factors affecting the gig economy and on-demand consumer service market in China generally, our results of operations are also directly affected by certain company specific factors, including the following major factors:

Our ability to grow on-demand delivery solutions

We currently generate substantially all of our revenues from on-demand delivery solutions, and our ability to grow these solutions is critical to our results of operations and financial condition. Factors affecting the growth of our on-demand delivery solutions include the overall market demand for online ordering of prepared food, the competitiveness of our solutions in terms of service quality and pricing, our ability to maintain and increase our fee levels vis-à-vis industry customers, our strategic partnerships with industry customers, our relationships with workers on our platform, and our ability to increase the share of wallet from industry customers in the current geographical markets where we operate as well as our ability to expand into new geographical markets. Adverse changes of these factors will affect our ability to grow on-demand delivery solutions.

Our ability to expand our customer portfolio and industry coverage

Certain industry customers for our on-demand delivery solutions have contributed a significant portion of our revenues in the past. The business performance of these industry customers will affect our results of operations and prospects. We continually seek to diversify our customer portfolio to reduce the concentration of our revenue stream through competitive solution offerings. In addition, we launched mobility service and housekeeping and accommodation solutions in recent years, and we plan to continue to expand into new industries. Our platform and business model in the new industries we recently entered into have not been fully proven given our limited operating history. We may incur significant cost and experience a prolonged ramp-up period, and our ability to apply our accumulated industry knowledge and operational experience to these new industries is critical to our business growth and prospects.

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

Our ability to compete and manage our growth effectively

As our addressable market within a single industry setting is highly fragmented, we must continue to compete effectively in order to solidify our market leading position and maintain long-term profitability. In each industry setting we serve, we compete with labor outsourcing companies and service suppliers that are independent from or affiliated with industry customers, as well as online workforce marketplaces. In addition, we have historically incurred significant costs in a lump sum to acquire the rights to render on-demand delivery services in additional delivery areas for certain industry customers and may continue to make more such acquisitions to expand the geographical coverage of our on-demand delivery solutions. As we continue to grow our business and increase our market share, our ability to acquire more service stations at favorable pricing, control our costs and expenses, improve operational efficiency by achieving greater economies of scale, and compete effectively with competitors is crucial to our sustainable growth.

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

COVID-19 outbreak

Since the outbreak of COVID-19 throughout China and other countries and regions, a series of precautionary and control measures have been implemented worldwide to contain the virus. The outbreak of COVID-19 has had certain negative impact on the overall economy of the regions where we deliver our solutions. Many businesses and social activities in China and other countries and regions have been severely disrupted, including those of our industry customers. The global outbreak has also caused market panics, which materially and negatively affected the global financial markets, such as the plunge of global stocks on major stock exchanges in the middle of March 2020. Such disruption and the potential slowdown of the global economy have had and could continue to have a material adverse effect on our results of operations and financial condition. For example, in 2021, we experienced a surge in the number of delivery orders during the Chinese New Year as a result of the continuing impact of the COVID-19, which exceeded our normal delivery capacity. As a result, we temporarily adopted a subsidy policy to attract, retain and incentivize our workers to perform delivery services during the Chinese New Year. On the other hand, government efforts to contain the spread of COVID-19, including “stay-at-home” advice, widespread business closures, travel restrictions and emergency quarantines, adversely affected the customer demand of our other solutions, including mobility service solutions and housekeeping and accommodation solutions.

The PRC governments at all levels have strategically adjusted pandemic prevention policies and lift the restrictive measures aimed at controlling the spread of the COVID-19 virus since December 2022, and there had been a noticeable uptick in infections among people, which resulted in enterprises imposing their own alternative working arrangements. As a result, we and the VIE experienced temporary disruption to business operations where many of our employees and workers on our platform were infected with COVID-19 in December 2022.

Amid the COVID-19 pandemic, we expanded our on-demand delivery solutions to tap into the grocery delivery market, as stay-at-home orders and social distancing caused an increase in the demand for local grocery delivery services. We entered into cooperation with new industry customers, such as Meituan Grocery, Taoxianda and Hema Fresh, to mitigate the negative impact of COVID-19 on our on-demand delivery business by unlocking underutilized workforce capacity.

We have not experienced any material adverse impact on our liquidity and cash flows since the outbreak. Except for the impact discussed above, we do not anticipate any prolonged material adverse impact on our business, results of operations and financial condition from the COVID-19 outbreak, as the Chinese government has strategically adjusted pandemic prevention policies, and economic activities have begun to recover and return to normal nationwide. We are nonetheless closely monitoring the development of the COVID-19 outbreak and continuously evaluating any potential impact on our business, results of operations and financial condition. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any health pandemics, including the recent global outbreak of COVID-19, and other natural disasters and calamities, could have a material adverse effect on our business operations.”

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

The table below sets forth a reconciliation of the non-GAAP financial measures for the periods indicated:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
GAAP net loss	(5,604)	(191,230)	(16,414)	(2,380)
Reconciliation item:
Add:
Share-based compensation expenses, net of tax impact of nil	82,667	68,932	19,762	2,865
Non-GAAP adjusted net income/(loss)	77,063	(122,298)	3,348	485
Add:
Income tax expense	25,428	12,027	21,002	3,045
Depreciation	6,257	5,233	7,513	1,089
Amortization	13,749	25,278	21,094	3,058
Interest expense	8,068	7,026	5,683	824
Non-GAAP adjusted EBITDA	130,565	(72,734)	58,640	8,501

Key Components of Our Results of Operations

Revenues

We generate revenues from on-demand delivery solutions, mobility service solutions and housekeeping solutions and other services. In 2020, 2021 and 2022, our total revenues were RMB2,580.8 million, RMB4,025.3 million and RMB3,820.4 million (US$553.9 million), respectively. The following table sets forth the breakdown of our total revenues, both in absolute amounts and as a percentage of total revenues, for the periods indicated.

	For the year ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(RMB in thousands, except for percentages)
Revenues:
On-demand delivery solutions	2,536,818	98.3	3,828,956	95.1	3,638,729	527,566	95.3
Mobility service solutions	31,587	1.2	110,168	2.7	108,081	15,670	2.8
Housekeeping solutions	12,405	0.5	79,735	2.0	72,576	10,523	1.9
Others	—	—	6,420	0.2	992	144	0.0
Total revenues	2,580,810	100.0	4,025,279	100.0	3,820,378	553,903	100.0

On-demand delivery solutions

In 2020, 2021 and 2022, our revenues generated from on-demand delivery solutions were RMB2,536.8 million, RMB3,829.0 million and RMB3,638.7 million (US$527.6 million), representing 98.3%, 95.1% and 95.3% of our total revenues in the same periods, respectively. We derive revenue from service fees paid by industry customers based on the number of fulfilled orders, generally subject to monthly dynamic KPI-based adjustments, such as the timely delivery rate and complaint rate. Different industry customers may use different formulas to calculate such adjustments, which may change from time to time in line with their specific requirement and assessment of our services.

Mobility service solutions

Our mobility service solutions comprise ride-hailing solutions, shared-bike maintenance solutions and freight service solutions. Our revenues generated from mobility solutions were RMB31.6 million, RMB110.2 million and RMB108.1 million (US$15.7 million) in 2020, 2021 and 2022, respectively. For shared-bike maintenance solutions, we derive revenue from service fees paid by bike-sharing companies based on service hours and/or the number of shared-bikes we transported and identified as malfunctioned. For ride-hailing solutions, we primarily derived revenue from rental fees under our car leasing agreements with drivers. For freight service solutions, we derive revenue from service fees paid by industry customers based on the number of transportation orders we fulfilled.

Housekeeping solutions

We launched our housekeeping solutions in January 2019, and continuously tapped into new industries to provide diversified, flexible earning opportunities for workers on our platform. We generated revenues of RMB12.4 million, RMB79.7 million and RMB72.6 million (US$10.5 million) from housekeeping solutions in 2020, 2021 and 2022, respectively. We primarily derived revenue from service fees paid by industry customers based on the number of fulfilled orders.

Cost of revenues

Our cost of revenues was RMB2,388.3 million, RMB3,849.7 million and RMB3,567.7 million (US$517.3 million) in 2020, 2021 and 2022, respectively. The following table sets forth the components of cost of revenues, both in absolute amount and as a percentage of our total revenues, for the periods indicated.

	For the year ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Cost of revenues:
Service fees paid to workers and team leaders	2,177,376	84.4	3,452,926	85.8	3,187,567	462,152	83.5
Hiring expenses	60,744	2.4	127,649	3.2	137,066	19,873	3.6
Insurance expenses	65,133	2.5	108,114	2.7	88,669	12,856	2.3
Office and equipment expenses	54,706	2.1	93,484	2.3	88,258	12,796	2.3
Freight services costs	—	—	10,361	0.3	27,276	3,955	0.7
Car rental and maintenance expenses	7,885	0.3	17,746	0.4	10,195	1,478	0.3
Platform commissions	1,767	0.1	7,942	0.2	1,431	208	0.0
Others(1)	20,688	0.8	31,460	0.8	27,228	3,948	0.7
Total	2,388,299	92.5	3,849,682	95.6	3,567,690	517,266	93.4

(1)Represents depreciation and amortization, taxes and surcharges and other costs.

Service fees paid to workers and team leaders

We incurred service fees paid to workers and team leaders in relation to our on-demand delivery solutions, mobility service solutions and housekeeping and accommodation solutions and other services. Our service fees were RMB2,177.4 million, RMB3,452.9 million and RMB3,187.6 million (US$462.2 million) in 2020, 2021 and 2022, respectively.

Hiring expenses

Hiring expenses related to service fees paid to third-party labor service companies and feral fees paid to existing workers on our platform. Our hiring expenses were RMB60.7 million, RMB127.6 million and RMB137.1 million (US$19.9 million) in 2020, 2021 and 2022, respectively.

Insurance expenses

Insurance costs were incurred for purchasing relevant insurance policies for workers on our platform. Our insurance costs were RMB65.1 million, RMB108.1 million and RMB88.7 million (US$12.9 million) in 2020, 2021 and 2022, respectively.

Office and equipment expenses

Office and equipment expenses related to rental fees and property management fees in relation to our service stations and on-demand delivery supplies purchased for riders. Our office and equipment expenses were RMB54.7 million, RMB93.5 million and RMB88.3 million (US$12.8 million) in 2020, 2021 and 2022, respectively.

Freight services costs

Freight services costs were related to our freight service solutions and primarily represented service fees paid to the fleets. Our freight services costs were nil, RMB10.4 million and RMB27.3 million (US$4.0 million), respectively.

Car rental and maintenance expenses

Car rental and maintenance expenses related to rental fees we paid to lessors for rented vehicles for our mobility service solutions and the depreciation expense and maintenance expense associated with the vehicles we owned. Our car rental and maintenance costs were RMB7.9 million, RMB17.7 million and RMB10.2 million (US$1.5 million) in 2020, 2021 and 2022, respectively.

Platform commissions

Platform commissions represented commission charges paid to B&B reservation platforms in relation to our accommodation services. Our platform commissions were RMB1.8 million, RMB7.9 million and RMB1.4 million (US$0.2 million), respectively.

Gross Profit

As a result of the foregoing, our gross profit was RMB192.5 million, RMB175.6 million and RMB252.7 million (US$36.6 million) in 2020, 2021 and 2022, respectively, and our gross profit margin was 7.5%, 4.4% and 6.6% in 2020, 2021 and 2022, respectively.

Operating Expenses

Our operating expenses consist of general and administrative expenses, research and development expenses, gain/(loss) on disposal of assets and goodwill impairment. The following table sets forth the components of operating expenses, in absolute amounts and as a percentage of our total revenues, for the periods indicated.

	For the year ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating expenses:
General and administrative expenses	(202,963)	(7.9)	(240,749)	(6.0)	(213,592)	(30,968)	(5.6)
Research and development expenses	(13,095)	(0.5)	(20,122)	(0.5)	(12,540)	(1,818)	(0.3)
Gain/(loss) on disposal of assets, net	3,243	0.1	(2,564)	(0.1)	13,975	2,026	0.3
Goodwill impairment	(336)	(0.0)	(51,971)	(1.3)	(4,882)	(708)	(0.1)
Total operating expenses	(213,151)	(8.3)	(315,406)	(7.8)	(217,039)	(31,468)	(5.7)

General and administrative expenses

We recorded general and administrative expenses of RMB203.0 million, RMB240.7 million and RMB213.6 million (US31.0 million) in 2020, 2021 and 2022, respectively. Our general and administrative expenses consist primarily of (1) salaries and benefits for our operational staff, (2) share-based compensation expenses and (3) office expenses.

Research and development expenses

We recorded research and development expenses of RMB13.1 million, RMB20.1 million and RMB12.5 million (US$1.8 million) in 2020, 2021 and 2022, respectively. Our research and development expenses consist primarily of salaries and benefits for our research and development personnel. We believe that our continued investment in research and development is critical to our growth and expect that our research and development expenses will increase in absolute amount as we seek to upgrade our technology infrastructure, including Quhuo+, to support our business growth.

Gain/(loss) on disposal of assets, net

We recorded gain on disposal of assets, net of RMB3.2 million and RMB14.0 million (US$2.0 million) in 2020 and 2022, respectively, and we recorded loss on disposal of assets, net of RMB2.6 million in 2021, which primarily related to the transfer of certain customer relationships related to our on-demand delivery solutions to third parties.

Goodwill impairment

We recorded goodwill impairment of RMB0.3 million, RMB52.0 million and RMB4.9 million (US$0.7 million) in 2020, 2021 and 2022, respectively, which was primarily related to the businesses we acquired and the reduced service scope of our shared-bike maintenance solutions.

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

Hong Kong

Our wholly-owned subsidiary in Hong Kong, Quhuo Technology Investment (Hong Kong) Limited, is subject to an income tax rate of 16.5% for taxable income earned in Hong Kong. No provision for Hong Kong profit tax has been levied as we did not have assessable income that was earned in or derived from our Hong Kong subsidiary for the years ended December 31, 2020, 2021 and 2022, respectively. Hong Kong does not impose a withholding tax on dividends.

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

In 2020, Nantong Runda was qualified for the requirements of small and micro-sized enterprise, and its first one million yuan of annual taxable income was eligible for 75% reduction and the taxable income between one million yuan and three million yuan was eligible for 50% reduction. The applicable corporate income tax rate is 20%. In 2021, Nantong Runda did not qualify for the requirements of small and micro-sized enterprise, and the applicable CIT rate was 25%. In 2022, Nantong Runda was qualified for the requirements of small and microsized enterprise, and the first RMB1.0 million in its annual taxable income was eligible for 12.5% reduction and the taxable income between RMB1.0 million and RMB3.0 million was eligible for 50% reduction and the applicable corporate income tax rate was 20%. Hainan Quhuo, Hainan Xinying, Haikou Chengtu, Hainan Huiliu, and Haikou Chengjing are enterprises registered in the Hainan free trade port and engaged in substantial business in encouraged industries and are therefore entitled to preferential tax rate of 15%. In 2020, Beijing Quhuo was designated as a High Tech Enterprise and, therefore, has been eligible for a preferential tax rate of 15% from 2020 to 2023.

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

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands, except for share and per share data)
Revenues	2,580,810	4,025,279	3,820,378	553,903
Cost of revenues	(2,388,299)	(3,849,682)	(3,567,690)	(517,266)
General and administrative expenses	(202,963)	(240,749)	(213,592)	(30,968)
Research and development expenses	(13,095)	(20,122)	(12,540)	(1,818)
Gain/(loss) on disposal of assets, net	3,243	(2,564)	13,975	2,026
Goodwill impairment	(336)	(51,971)	(4,882)	(708)
Total operating expenses	(213,151)	(315,406)	(217,039)	(31,468)
Operating (loss)/income	(20,640)	(139,809)	35,649	5,169
Interest income	824	644	690	100
Interest expense	(8,068)	(7,026)	(5,683)	(824)
Other income, net	49,218	(33,964)	(26,068)	(3,780)
Foreign exchange (loss)/gain	(1,510)	952	—	—
Income/(loss) before income tax	19,824	(179,203)	4,588	665
Income tax expense	(25,428)	(12,027)	(21,002)	(3,045)
Net loss	(5,604)	(191,230)	(16,414)	(2,380)
Net loss attributable to non-controlling interests	9,034	33,323	3,284	476
Net income/(loss) attributable to ordinary shareholders of Quhuo Limited	3,430	(157,907)	(13,130)	(1,904)
Non-GAAP Financial Data(1)
Adjusted net income/(loss)	77,063	(122,298)	3,348	485
Adjusted EBITDA	130,565	(72,734)	58,640	8,501

(1)See “-Non-GAAP Financial Measures.”

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenues

Our revenues decreased by 5.1% from RMB4,025.3 million in 2021 to RMB3,820.4 million (US$553.9 million) in 2022, primarily due to the following reasons.

●	Revenues from on-demand delivery solutions decreased by 5.0% from RMB3,829.0 million in 2021 to RMB3,638.7 million (US$527.6 million) in 2022, primarily due to the decrease in the number of delivery orders resulting from regional resurgence of COVID-19 in multiple localities in 2022. The geographical coverage of our on-demand delivery solutions decreased from 1,273 delivery areas as of December 31, 2021 to 1,118 delivery areas as of December 31, 2022.
●	Revenues from mobility service solutions decreased by 1.9% from RMB110.2 million in 2021 to RMB108.1 million (US$15.7 million) in 2022, primarily due to the reduced customer demand resulting from regional resurgence of COVID-19 in multiple localities in 2022.

●	Revenues from housekeeping and accommodation solutions and other services decreased by 14.6% from RMB86.2 million in 2021 to RMB73.6 million (US$10.7 million) in 2022, primarily due to the reduced customer demand resulting from regional resurgence of COVID-19 in multiple localities in 2022.

Cost of revenues

Our cost of revenues decreased by 7.3% from RMB3,849.7 million in 2021 to RMB3,567.7 million (US$517.3 million) in 2022, primarily due to the following reasons.

●	Service fees paid to workers and team leaders decreased by 7.7% from RMB3,452.9 million in 2021 to RMB3,187.6 million (US$462.2 million) in 2022, generally in line with the decrease in the number of delivery orders resulting from regional resurgence of COVID-19 in multiple localities in 2022.
●	Hiring expenses increased by 7.4% from RMB127.6 million in 2021 to RMB137.1 million (US$19.9 million) in 2022, primarily relating to our enhanced efforts to maintain the workforce scale on our platform.
●	Insurance expenses decreased by 18.0% from RMB108.1 million in 2021 to RMB88.7 million (US$12.9 million) in 2022, primarily due to the decrease in the number of traffic accidents involving workers on our platform.
●	Office and equipment expenses decreased by 5.6% from RMB93.5 million in 2021 to RMB88.3 million (US$12.8 million) in 2022, primarily due to our procurement of bicycle transportation equipment in 2021 and the decrease in such procurement in 2022.
●	Freight service costs increased significantly from RMB10.4 million in 2021 to RMB27.3 million (US$4.0 million) in 2022, primarily due to the increase in the business volume of our freight service solutions, which we launched in July 2021.
●	Car rental and maintenance expenses decreased by 42.6% from RMB17.7 million in 2021 to RMB10.2 million (US$1.5 million) in 2022, primarily due to the decrease in the number of rented vehicles.
●	Platform commissions decreased by 82.0% from RMB7.9 million in 2021 to RMB1.4 million (US$0.2 million) in 2022, primarily due to the decrease in commissions paid to aggregation platforms for web traffic resulting from the reduced customer demand amid the regional resurgence of COVID-19 in multiple localities in 2022.

Operating expenses

General and administrative expenses

Our general and administrative expenses decreased by 11.3% from RMB240.7 million in 2021 to RMB213.6 million (US$31.0 million) in 2022, primarily due to (1) the decrease in share-based compensation in relation to our share incentive plan from RMB68.9 million in 2021 to RMB19.8 million (US$2.9 million) in 2022, and (2) a decrease in impairment losses from RMB8.5 million in 2021 to RMB2.5 million (US$0.4 million) in 2022, and (3) a slight decrease in staff costs from RMB66.8 million in 2021 to RMB66.0 million (US$9.6 million) in 2022, partially offset by an increase in professional service fees and other expenditures, including office rent expenses, welfare and business development expenses, from RMB96.5 million in 2021 to RMB125.2 million (US$18.2 million) in 2022, in connection with our business expansion plan.

Research and Development Expenses

Our research and development expenses decreased by 37.7% from RMB20.1 million in 2021 to RMB12.5 million (US$1.8 million) in 2022, primarily due to the decreases in the headcount and average compensation level for our research and development personnel from RMB16.3 million in 2021 to RMB6.7 million (US$1.0 million) in 2022 as we restructured our R&D team.

Gain/(Loss) on disposal of assets, net

We recorded loss on disposal of assets of RMB2.6 million in 2021 and gain on disposal of assets, net, of RMB14.0 million (US$2.0 million) in 2022, in relation to the transfer of certain customer relationships related to our on-demand delivery solutions to third parties.

Goodwill impairment

We recorded goodwill impairment of RMB52.0 million in 2021, as compared to RMB4.9 million (US$0.7 million) in 2022. Our goodwill impairment in 2021 was related to the business we acquired for our housekeeping solutions and was primarily due to the impact of the COVID-19 pandemic, which delayed the business integration progress and impacted the business growth rate. Our goodwill impairment in 2022 was related to the reduced service scope of our shared-bike maintenance solutions.

Operating (loss)/income

As a result of the foregoing, we recorded operating loss of RMB139.8 million in 2021 and operating income of RMB35.6million (US$5.2 million) in 2022.

Interest income

Our interest income remained relatively stable at RMB0.6 million in 2021 and RMB0.7 million (US$0.1 million) in 2022.

Interest expense

Our interest expense decreased by 19.1% from RMB7.0 million in 2021 to RMB5.7 million (US$0.8 million) in 2022, primarily due to the decrease in our short-term bank borrowings.

Other income/(loss), net

We recorded other loss, net of RMB34.0 million and RMB26.1 million (US$3.8 million) in 2021 and 2022, respectively, primarily in relation to the decrease in fair value change of our investment in a mutual fund from RMB52.9 million in 2021 to RMB49.7 million (US$7.2 million) in 2022.

Foreign exchange (loss)/gain

We recorded a foreign exchange gain of RMB1.0 million in 2021 and did not incur loss or gain in relation to foreign exchange in 2022.

Income tax expense

Our income tax expense increased by 74.6% from RMB12.0 million in 2021 to RMB21.0 million (US$3.0 million) in 2022, primarily due to the increase in our taxable income.

Net loss

As a result of the foregoing, we had net loss of RMB191.2 million and RMB16.4 million (US$2.4 million) in 2021 and 2022, respectively.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenues

Our revenues increased by 56.0% from RMB2,580.8 million in 2020 to RMB4,025.3 million in 2021, primarily due to the rapid growth of our major business lines.

●	Revenues from on-demand delivery solutions increased by 50.9% from RMB2,536.8 million in 2020 to RMB3,829.0 million in 2021, primarily due to the increase in the number of delivery orders we fulfilled as a result of industry growth and our continued penetration and expansion into new geographical markets. The geographical coverage of our on-demand delivery solutions increased from 1,076 delivery areas as of December 31, 2020 to 1,273 delivery areas as of December 31, 2021.
●	Revenues from mobility service solutions increased significantly from RMB31.6 million in 2020 to RMB110.2 million in 2021, primarily due to (1) the enlarged customer base and service scope of shared-bike maintenance solutions and (2) the commencement of freight service solutions in July 2021.
●	Revenues from housekeeping and accommodation solutions and other services increased significantly from RMB12.4 million in 2020 to RMB86.1 million in 2021, primarily due to (1) the enlarged customer base of our housekeeping solutions and the inclusion into our solution offering of hotels and B&Bs following our acquisition of Lailai and Chengtu Home, and (2) our continuous efforts to tap into other industries to explore diversified services and solutions.

Cost of revenues

Our cost of revenues increased by 61.2% from RMB2,388.3 million in 2020 to RMB3,849.7 million in 2021, primarily due to the following reasons.

●	Service fees paid to workers and team leaders increased by 58.6% from RMB2,177.4 million in 2020 to RMB3,452.9 million in 2021, primarily due to the increase in the orders under various solutions fulfilled by workers on our platform.
●	Hiring expenses increased significantly from RMB60.7 million in 2020 to RMB127.6 million in 2021, primarily due to the workforce expansion on our platform.
●	Insurance expenses increased by 66.0% from RMB65.1 million in 2020 to RMB108.1 million in 2021, primarily due to the workforce expansion on our platform.
●	Office and equipment expenses increased by 70.9% from RMB54.7 million in 2020 to RMB93.5 million in 2021, primarily because we sourced additional resources in anticipation of increased demand of our solutions.

Operating expenses

General and administrative expenses

Our general and administrative expenses increased by 18.6% from RMB203.0 million in 2020 to RMB240.7 million in 2021, primarily due to (1) an increase in staff costs from RMB52.7 million in 2020 to RMB66.8 million in 2021, which was in line with rapid growth of our solutions, (2) an increase in professional service fees and other expenditures, including office rent expenses, welfare and business development expenses, from RMB66.3 million in 2020 to RMB96.5 million in 2021, which was in connection with our business expansion plan, and (3) an increase in impairment losses from RMB3.3 million in 2020 to RMB8.5 million in 2021 in relation to Lailai due to the impact of the COVID-19 pandemic, partially offset by a decrease in share-based compensation from RMB80.7 million in 2020 to RMB68.9 million in 2021, as we satisfied the performance conditions of our share incentive awards upon the completion of our initial public offering in 2020 and incurred substantial share-based compensation expenses from those awards.

Research and Development Expenses

Our research and development expenses increased by 53.7% from RMB13.1 million in 2020 to RMB20.1 million in 2021, primarily due to an increase in staff costs from RMB11.2 million in 2020 to RMB16.3 million in 2021 as a result of the increase in the headcount of our research and development personnel.

(Loss)/gains on disposal of assets, net

We recorded gains on disposal of assets, net of RMB3.2 million in 2020 and loss on disposal of assets of RMB2.6 million in 2021, in relation to transfer of customer relationships in certain delivery areas of, and transfer of smart food cabinets used in, our on-demand delivery solutions to third parties.

Goodwill impairment

We recorded goodwill impairment of RMB52.0 million in 2021, as compared to RMB0.3 million in 2020. Our goodwill impairment in 2021 was related to the business we acquired for our housekeeping solutions and was primarily due to the impact of the COVID-19 pandemic, which delayed the business integration progress and impacted the business growth rate.

Operating loss

As a result of the foregoing, our operating loss increased significantly from RMB20.6 million in 2020 to RMB139.8 million in 2021.

Interest income

Our interest income decreased by 21.8% from RMB0.8 million in 2020 to RMB0.6 million in 2021, primarily due to a decrease in our bank deposits.

Interest expense

Our interest expense decreased by 12.9% from RMB8.1 million in 2020 to RMB7.0 million in 2021, primarily because we incurred less short-term bank borrowings.

Other income/(loss), net

We recorded other loss, net of RMB34.0 million in 2021, as compared to other income, net of RMB49.2 million in 2020, primarily because we recorded fair value losses of RMB52.9 in 2021 as a result of the fluctuation in the fair value of our investment in a mutual fund.

Foreign exchange (loss)/gain

We recorded a foreign exchange loss of RMB1.5 million in 2020 and a foreign exchange gain of RMB1.0 million in 2021.

Income tax expense

Our income tax expense decreased by 52.7% from RMB25.4 million in 2020 to RMB12.0 million in 2021, primarily due to the decrease in the taxable income generated from on-demand food delivery solutions.

Net loss

As a result of the foregoing, we had net loss of RMB5.6 million and RMB191.2 million in 2020 and 2021, respectively.

B.Liquidity and Capital Resources

Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from our operations and external financing.

As of December 31, 2021 and 2022, we had RMB28.6 million and RMB95.4 million (US$13.8 million), respectively, in cash. Our cash consists primarily of cash and demand deposits. We believe that our current cash and cash equivalents, time deposits and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs from operations and other commitments for at least the next 12 months from the date of the issuance of the consolidated financial statements.

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

As of the date of this annual report, we have withdrawn substantially all of our deposits with SVB.

The following table sets forth a summary of our cash flows for the years indicated.

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Net cash generated from/(used in) operating activities	11,110	(30,893)	74,723	10,833
Net cash (used in)/generated from investing activities	(187,083)	(110,413)	77,211	11,196
Net cash generated/(used in) from financing activities	153,093	68,673	(82,140)	(11,909)
Effect of exchange rate changes on cash and restricted cash	(144)	(214)	321	46
Net (decrease)/increase in cash and restricted cash	(23,024)	(72,847)	70,115	10,166
Cash and restricted cash at beginning of the year	126,779	103,755	30,908	4,481
Cash and restricted cash at end of the year	103,755	30,908	101,023	14,647

Operating activities

Net cash generated from operating activities was RMB74.7 million (US$10.8 million) in 2022, primarily due to a net loss of RMB16.4 million (US$2.4 million), adjusted for (1) certain non-cash items, mainly including change in fair value of short-term investment of RMB41.8 million (US$6.1 million), amortization of RMB21.1 million (US$3.1 million) and share-based compensation of RMB19.8 million (US$2.9 million), and (2) changes in certain working capital items that positively impact the cash flow from operating activities, mainly including an increase in other non-current liabilities of RMB16.2 million (US$2.3 million), a decrease in prepayments and other current assets of RMB5.9 million (US$0.9 million) and an increase in income taxes payable of RMB5.8 million (US$0.8 million), partially offset by (3) changes in certain working capital items that negatively impact the cash flow from operating activities, mainly including a decrease in accounts payable of RMB40.8 million (US$5.9 million), an increase in other non-current assets of RMB20.3 million (US$2.9 million) and an increase in accounts receivable of RMB13.1 million (US$1.9 million).

Net cash used in operating activities was RMB30.9 million in 2021, primarily due to a net loss of RMB191.2 million, adjusted for (1) certain non-cash items, mainly including share-based compensation of RMB68.9 million, changes in fair value of short-term investment of RMB52.9 million, goodwill impairment of RMB52.0 million, and amortization of RMB25.3 million, and (2) changes in certain working capital items that positively impact the cash flow from operating activities, mainly including an increase of RMB65.1 million in accounts payable and an increase of RMB31.8 million in accrued expenses and other current liabilities, partially offset by (3) changes in certain working capital items that negatively impact the cash flow from operating activities, mainly including an increase of RMB134.2 million in accounts receivable and an increase of RMB22.6 million in other non-current assets.

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

Investing activities

Net cash generated from investing activities was RMB77.2 million (US$11.2 million) in 2022, which was primarily attributable to (1) proceeds from sales of short-term investments of RMB1,616.7 million (US$234.4 million) and (2) proceeds from disposals of intangible assets of RMB20.8 million (US$3.0 million) and other investing, partially offset by (1) purchase of short-term investments of RMB1,549.7 million (US$224.7 million), (2) acquisitions of intangible assets of RMB8.1 million (US$1.2 million) and (3) acquisition of business, net of cash acquired of RMB5.0 million (US$0.7 million).

Net cash used in investing activities was RMB110.4 million in 2021, which was primarily attributable to (1) purchase of short-term investments of RMB3,609.2 million, (2) acquisitions of intangible assets of RMB71.4 million, (3) other investing activities of RMB11.8 million, and (4) purchase of property and equipment of RMB9.3 million, partially offset by (1) proceeds from sales of short-term investments of RMB3,035.9 million and (2) proceeds from disposals of intangible assets of RMB18.9 million.

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

Financing activities

Net cash used in financing activities was RMB82.1 million (US$11.9 million) in 2022, which was primarily attributable to (1) repayments of short-term debt of RMB552.5 million (US$80.1 million) and (2) repayments of long-term debt of RMB3.1 million (US$0.5 million), partially offset by proceeds from short-term debt of RMB473.5 million (US$68.6 million).

Net cash generated from financing activities was RMB68.7 million in 2021, which was primarily attributable to proceeds from short-term debt of RMB213.5 million, partially offset by (1) repayments of short-term debt of RMB136.0 million and (2) repayments of long-term debt of RMB8.8 million.

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

Material Cash Requirements

Our material cash requirements as of December 31, 2022 and any subsequent interim period primarily include working capital needs, capital expenditures, operating lease obligations, and long-term and short-term debt.

Our capital expenditures were RMB3.4 million, RMB9.3 million and RMB4.7 million (US$0.7 million) in 2020, 2021 and 2022, respectively. Our capital expenditures were primarily used for the purchase of property and equipment, such as vehicles in connection with our ride-hailing solutions and electronic equipment. We will continue to make capital expenditures to meet the expected growth of our business.

The following table sets forth the details of our material cash requirements (other than capital expenditure) as of December 31, 2022.

	Payment due by
		Less	one –
		than	three
	Total	one year	years
		(RMB in thousands)
Operating lease commitments	4,379	3,276	1,103
Long-term debt	1,737	434	1,303
Short-term loans	65,000	65,000	—

Other than as shown above, we did not have any material capital and other commitments, long-term obligations, guarantees or other reasonably likely material cash requirements (even if not contractual and not recognized as liabilities) as of December 31, 2022.

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

C.Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Technology” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the 2022 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.Critical Accounting Policies and Estimate

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

In determining the value of share options granted to employees and non-employees, we have used the binomial option pricing model, with assistance from an independent third-party valuation firm. Under this option pricing model, certain assumptions, including the risk-free interest rate, the expected volatility, the suboptimal exercise factor, the fair value per ordinary share, the expected dividend yield and the post-vesting forfeiture rate are required in order to determine the fair value of our options. The fair value of share options was estimated on the date of grant using the following key assumptions.

	For the year ended December 31,
	2020		2021
Risk-free interest rate		0.55%-1.92%		1.61%
Expected volatility		32.54%-33.58%		33%
Suboptimal exercise factor		2.5		2.5
Fair value per ordinary share	US$	6.29 - 8.53	US$	4.86
Expected dividend yield		0%		0%
Post-vesting forfeiture rate		0%		0%

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A Directors and Senior Management

The following table sets forth information regarding our directors and senior management as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Leslie Yu	47	Chairman of the Board of Directors, Director and Chief Executive Officer
Zhen Ba	43	Director, Vice President and Chief Financial Officer
Gang Wang	48	Director and Chief Operating Officer
Chenxi Zhao	34	Director
Wenying Lyu	35	Director
Fan Pan	45	Chief Technology Officer
Jingchuan Li	49	Independent Director
Jing Zhou	48	Independent Director
Jie Jiao	42	Independent Director

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

Wenying Lyu has served as our director since September 2022. Ms. Lyu is also the Head of the Strategic Investment Management Department of Baidu since October 2019. Ms. Lyu had extensive work experience in investment banking, and served as Manager of Investment Banking at China International Capital Corporation Limited from July 2010 to July 2013 and as Executive Director of Investment Banking Department at Goldman Sachs Gao Hua Securities Company Limited from July 2015 to October 2019. Ms. Lyu received her bachelor’s degree in 2010 from the University of Virginia and an MBA degree from the Wharton School of the University of Pennsylvania in 2015.

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

Jie Jiao has served as our independent director since July 2020. Ms. Jiao has served as the chief financial officer of Play For Dream Inc. since June 2019. She has also served as an independent non-executive director of China Sunshine Paper Holdings Company Limited (HKEX: 2002) since January 2014, TradeGo FinTech Limited (HKEX: 8017) since September 2018 and independent non-executive director of MOG Holdings Limited (HKEX: 1942), and served as an independent director at China Index Holdings Limited (Nasdaq: CIH) from June 2019 to May 2022. Ms. Jiao served as the chief financial officer at iClick Interactive Asia Group Limited (Nasdaq: ICLK) from June 2014 to December 2018. Prior to joining iClick, Ms. Jiao served as the vice president at ArtGo Holdings Limited (HKEX: 3313) from March 2012 to May 2014. Ms. Jiao served as the general counsel and head of the investor relationship department at Fang Holdings Limited (NYSE: SFUN) from January 2010 to February 2012. Ms. Jiao also served as the board secretary of China Sunshine Paper Holdings Company Limited (HKEX: 2002) from April 2007 to March 2010. Ms. Jiao received her bachelor’s degree in law and economics from Peking University in 2003, and her master’s degree in law from Oxford University in 2005. Ms. Jiao is a Chartered Financial Analyst and obtained her PRC Legal Profession Qualification Certificate in 2010.

The business address of our directors and executive officers is: 3rd Floor, Block A, Tonghui Building, No. 1132 Huihe South Street, Chaoyang District, Beijing, People’s Republic of China. No family relationship exists between any of our directors and executive officers.

B.Compensation

Compensation of Directors and Executive Officers

In 2022, the aggregate cash compensation to directors and executive officers was approximately RMB4.5 million (US$0.7 million). This amount consisted only of cash and did not include any share-based compensation or benefits in kind. Each of our directors and officers is entitled to reimbursement for all necessary and reasonable expenses properly incurred in the course of employment or service. Our directors and officers participate in our share incentive plan. See “—Share Incentive Plan.” We do not pay or set aside any amounts for pension, retirement or other benefits for our directors and officers, except our contributions on behalf of our officers located in China to a government-mandated multi-employer defined contribution plan.

Share Incentive Plan

In August 2019, our board of directors approved our 2019 Share Incentive Plan, or the 2019 Plan, replacing the 2017 share incentive plan adopted by our affiliated company, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2019 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards under the 2019 Plan shall be 9,502,550 ordinary shares, which constitutes 19.55% of the total outstanding shares of our company on an as-converted basis as of the date of adoption of the 2019 Plan. We assumed all the options granted by our affiliated company prior to the adoption of the 2019 Plan. As of the date of this annual report, 7,857,974 options have been granted, excluding, if any, awards that were forfeited or canceled after the relevant grant dates and awards that have been vested.

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

Termination and amendment. Unless terminated earlier, the 2019 Plan has a term of 10 years. Our board of directors has the authority to amend or terminate the plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the recipient.

The following table sets forth information on restricted shares that we have awarded or have agreed to award as of April 10, 2023 pursuant to the 2019 Plan.

Number of
Class A
Shares
Ordinary
underlying
the awards
	awarded	Grant Date
Directors and Executive Officers
Leslie Yu	1,458,192	January 1, 2019
Zhen Ba	—
Gang Wang	1,135,883	September 20, 2017, August 23, 2019 and April 19, 2021
Chenxi Zhao	—	—
Wenying Lyu	—	—
Fan Pan	*	September 20, 2017 and August 23, 2019
Jingchuan Li	—	—
Jing Zhou	—	—
Jie Jiao	—	—
Total	7,857,974

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

Participants in the Quhuo Trust transfer their equity awards to Core Trust to be held for their benefit. Upon satisfaction of vesting conditions and request by grant recipients, Core Trust will exercise the equity awards and transfer the relevant ordinary shares and other rights and interest under the equity awards to the relevant grant recipients with the consent of the trust administrator. Each of the trust deeds provides that Core Trust shall not, and shall have no right to, exercise the voting rights attached to such ordinary shares unless otherwise directed by the trust administrator, which is the board of directors, its authorized committee or an authorized representative of our company.

To the extent permitted under the Plan and applicable law and regulations, the trustee shall follow the instruction of the Board or a committee of the Board consisting of one or more members of the Board in respect of the exercise of voting rights (if any) and powers in relation to the Class A ordinary shares held by Quhuo Holding (BVI) Limited until they have been transferred outside of the trust and/or the nominee to the personal accounts of the relevant grant recipient.

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

Country of Principal Executive Offices	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	8

				Did Not
				Disclose
	Female	Male	Non-Binary	Gender
Part I: Gender Identity
Directors	4	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			0
LGBTQ+			0
Did Not Disclose Demographic Background			0

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

The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;
●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;
●	discussing the annual audited financial statements with management and the independent registered public accounting firm;
●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;
●	reviewing and reassessing annually the adequacy of our audit committee charter;
●	meeting separately and periodically with management and the independent registered public accounting firm;
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and
●	reporting regularly to the board.

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

The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the total compensation package for our chief executive officer and other executive officers;
●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;
●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and
●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

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

The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;
●	developing and reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and
●	evaluating the performance and effectiveness of the board as a whole.

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

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;
●	declaring dividends and distributions;
●	appointing officers and determining the term of office and its responsibilities of the officers;
●	exercising the borrowing powers of our company and mortgaging the property of our company; and
●	approving the transfer of shares in our company, including the registration of such shares in our share register.

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

D.Employees

As of December 31, 2020, 2021 and 2022, we had 708, 685 and 495 full-time employees, respectively. The following table sets forth the numbers of our full-time employees by functions as of December 31, 2022.

As of the
December 31,
2022
Information technology research and development	53
Operating	376
General and administrative	66
Total	495

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

E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of April 10, 2023 by:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own 5.0% or more of our ordinary shares.

The calculation in the table below is based on 61,676,213 ordinary shares outstanding as of April 10, 2023, including 55,379,583 Class A ordinary shares and 6,296,630 Class B ordinary shares.

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

See “—B. Compensation” for more details on options and restricted shares granted to our directors and executive officers.

			Percentage	Percentage
			of	of
	Class A	Class B	Beneficial	Aggregate
	Ordinary	Ordinary	Ownership	Voting
	Shares	Shares	†	Power ††
Directors and Executive Officers**
Leslie Yu(1)	1,458,192	6,296,630	12.6%	64.0%
Zhen Ba(2)	2,363,030	—	3.8%	1.6%
Gang Wang	664,333	—	1.1%	0.6%
Chenxi Zhao	—	—	—	—
Wenying Lyu	—	—	—	—
Fan Pan	*	—	*	*
Jingchuan Li	—	—	—	—
Jing Zhou	—	—	—	—
Jie Jiao	—	—	—	—
Directors and executive officers as a group	5,229,059	6,296,630	18.7%	66.5%
Principal Shareholders
LESYU Investments Limited(1)	—	6,296,630	10.2%	63.0%
Shuyi Yang	6,113,540	—	9.9%	4.1%
BZB Investment Limited(2)	2,363,030	—	3.8%	1.6%
Quhuo Holding (BVI) Limited(3)	6,739,923	—	10.9%	—
Baidu Online Network Technology (Beijing) Co., Ltd.(4)	5,950,290	—	9.6%	4.0%
SBCVC Fund IV, L.P.(5)	5,673,780	—	9.2%	3.8%
ClearVue YummyExpress Holdings, Ltd.(6)	3,616,630	—	5.9%	2.4%
*	Less than 1% of our total outstanding shares as of April 10, 2023.
**	The business address for our directors and executive officers is 3rd Floor, Block A, Tonghui Building, No. 1132 Huihe South Street, Chaoyang District, Beijing, People’s Republic of China.
†

For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding as of April 10, 2023.

††

For each person and group included in this column, the percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. In respect of all matters upon which the ordinary shares are entitled to vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 15 votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. The trustee of our equity incentive trust does not have any voting power in relation to the Class A ordinary shares held by Quhuo Holding (BVI) Limited.

(1)	Represents (i) 6,296,630 Class B ordinary shares that are held by LESYU Investments Limited, a British Virgin Islands company wholly-owned by Mr. Leslie Yu. The registered office of LESYU Investments Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands; and (ii) 1,458,192 Class A ordinary shares issuable to Mr. Leslie Yu upon exercise of the share options granted under our 2019 Plan that have vested or are expected to vest within 60 days from the date of this annual report, which are held by The Core Trust Company Limited, as the trustee of share awards.
(2)	Represents 2,363,030 Class A ordinary shares that are held by BZB Investment Limited, a British Virgin Islands company wholly-owned by Mr. Zhen Ba. The registered office of BZB Investment Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(3)	Represents 6,739,923 Class A ordinary shares that are held by Quhuo Holding (BVI) Limited, of which 5,237,899 Class A ordinary shares are held in the form of the ADSs. Quhuo Holding (BVI) Limited is a British Virgin Islands company and the nominee of Quhuo Trust, which holds these shares for the benefits of the Company and participants thereunder. Quhuo Holding (BVI) Limited is wholly-owned by The Core Trust Company Limited, a trust company acting as the trustee of Quhuo Trust. The investment power and voting power of Quhuo Trust are retained by the Company, and/or after duly exercise of the options by the grantees, the participants thereunder. The trustee and the nominee will not and have no right or power to exercise the voting rights attached to these shares, unless as otherwise instructed by the Company and/or, after duly exercise of options, the participants thereunder. The registered office of Quhuo Holding (BVI) Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.
(4)	Represents 5,950,290 Class A ordinary shares held by Baidu Online Network Technology (Beijing) Co., Ltd., a limited liability company incorporated under the laws of the PRC and is ultimately wholly-owned by Baidu, Inc., a Cayman Island company listed on the Nasdaq Global Select Market under the symbol “BIDU.” The registered office of Baidu Online Network Technology (Beijing) Co., Ltd. is Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing, the PRC.
(5)	Represents 5,673,780 Class A ordinary shares held by SBCVC Fund IV, L.P., a Cayman Islands company. The general partner of SBCVC Fund IV, L.P. is SBCVC Management IV, L.P., a Cayman Islands company. The registered office of SBCVC Fund IV, L.P. is Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.
(6)	Represents 3,616,630 Class A ordinary shares held by ClearVue YummyExpress Holdings, Ltd., a Cayman Islands company, of which 960,000 Class A ordinary shares are held in the form of the ADSs, according to a Schedule 13G filed on February 5, 2021. ClearVue YummyExpress Holdings, Ltd. is controlled by ClearVue Partner II, L.P., the general partner of which is ClearVue Partners II GP, L.P. and ultimately controlled by Harry Chi Hui and William Apollo Chen. The registered office of ClearVue YummyExpress Holdings, Ltd. is 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Cayman Islands.

To the best of our knowledge, as of April 10, 2023, a total of 27,197,869 Class A ordinary shares were held by one record holder in the United States, which is Deutsche Bank Trust Company Americas, the depositary of our ADS program, representing 44.1% of our total outstanding shares. None of our outstanding Class B ordinary shares is held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

AMajor Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

BRelated Party Transactions

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

Transaction with Hainan Huiliu

Hainan Huiliu Tianxia Network Technology Co., Ltd., or Hainan Huiliu, is a company controlled by a principal shareholder and is engaged in labor recruitment services. We received labor consulting service from Hainan Luiliu of nil, RMB54.5 million and RMB63.5 million (US$9.2 million) in 2020, 2021 and 2022, respectively. We had amounts due from Hainan Huiliu of nil, RMB4.8 million and RMB3.9 million (US$0.6 million) as of December 31, 2020, 2021 and 2022, respectively, representing service fees in relation to the labor consulting services we received from Hainan Huiliu, which we recorded as labor service income in other income.

Amounts due from Hainan Huiliu were unsecured, interest-free and have fixed terms of repayment, which were settled in February 2023.

Transaction with Shenyang Bokai

Shenyang Bokai Network Technology Co., Ltd., or Shenyang Bokai, is a company controlled by a manager, and is primarily engaged in labor recruitment services. We received labor consulting service from Shenyang Bokai of nil, RMB1.5 million and RMB1.6 million (US$0.2 million) in 2020, 2021 and 2022, respectively. We had amounts due to Shenyang Bokai of RMB245,000 as of December 31, 2021 for labor recruitment services it provided to us. We settled the amount due to Shenyang Bokai in March 2022.

Private Placements

See “Item 4. Information on the Company—A. History and Development of the Company.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

C.Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Information

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

B.Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A.Offer and Listing Details

The ADSs are listed on the Nasdaq Global Market under the symbol “QH.” Effective on August 12, 2022, we changed the ratio of the ADSs to Class A ordinary shares from the then ADS ratio of one ADS to one Class A ordinary share to a new ADS ratio of one ADS representing ten Class A ordinary shares.

B.Plan of Distribution

Not applicable.

C.Markets

The ADSs have been listed for trading on the Nasdaq Global Market under the symbol “QH” since July 2020.

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and
●	a fee of such maximum sum as Nasdaq may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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

Our second memorandum and articles of association also authorizes our board of directors to issue from time to time out of the authorized share capital of the company (other than the authorized but unissued ordinary shares) series of preference shares and to determine, with respect to any series of preferred shares in their absolute discretion and without approval of the shareholders; provided, however, before any preferred shares of any such series are issued, the directors shall by resolution of directors determine, with respect to any series of preferred shares, the terms and rights of that series, including but not limited to:

●	the designation of the series;
●	the number of shares to constitute the series;
●	the dividend rights, dividend rates, conversion rights, voting rights; and
●	the rights and terms of redemption and liquidation preferences.

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

Anti-takeover provisions. Some provisions of our second amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and
●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

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

●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

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

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (1) three fourths in value of the shareholders or class of shareholders, as the case may be, or (2) a majority in number representing three fourths in value of the creditors or each class of creditors, as the case may be, with whom the arrangement is to be made, that are, in each case, present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;
●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

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

Shareholders’ suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow English case law precedents and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, the company to challenge:

●	an act which is ultra vires or illegal and is therefore incapable of ratification by the shareholders;
●	an act which constitutes a fraud against the minority where the wrongdoers are themselves in control of the company; and
●	an action which requires a resolution with a qualified (or special) majority which has not been obtained.

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

Restructuring.

A company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company: (1) is or is likely to become unable to pay its debts; and (2) intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring.

The Grand Court may, among other things, make an order appointing a restructuring officer upon hearing of such petition, with such powers and to carry out such functions as the court may order. At any time (1) after the presentation of a petition for the appointment of a restructuring officer but before an order for the appointment of a restructuring officer has been made, and (2) when an order for the appointment of a restructuring officer is made, until such order has been discharged, no suit, action or other proceedings (other than criminal proceedings) shall be proceeded with or commenced against the company, no resolution to wind up the company shall be passed, and no winding up petition may be presented against the company, except with the leave of the court. However, notwithstanding the presentation of a petition for the appointment of a restructuring officer or the appointment of a restructuring officer, a creditor who has security over the whole or part of the assets of the company is entitled to enforce the security without the leave of the court and without reference to the restructuring officer appointed.

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

C.Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or “Item 7. Major Shareholders and Related Party Transactions” or elsewhere in this annual report on Form 20-F.

D.Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation— Regulations Relating to Foreign Exchange.”

E.Taxation

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

Pursuant to Section 6 of the Tax Concessions Act (As Revised) of the Cayman Islands, we may apply and we have applied for an undertaking from the Clerk of the Cabinet of the Cayman Islands that:

●	no law which is hereinafter enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and
●	the aforesaid tax or any tax which is in the nature of estate duty or inheritance tax shall not be payable on or in respect of our shares, debentures or other obligations or by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Act.

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

For U.S. federal income tax purposes, a U.S. Holder of ADSs will generally be treated as the beneficial owner of the underlying ordinary shares represented by the ADSs. Accordingly, deposits or withdrawals of ordinary shares for the ADSs will generally not be subject to U.S. federal income tax.

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

The determination of whether we will be or become a PFIC will depend upon (1) the composition of our income (which may differ from our historical results and current projections) and (2) the composition and characterization of our assets and the value of our assets from time to time, including, in particular, the value of our goodwill and other unbooked intangibles (which may depend upon the market value of the ADSs or ordinary shares from time to time and which has been and may continue to be volatile). Our PFIC status for any taxable year will generally be determined in part by reference to our market capitalization, which has fluctuated significantly during the fiscal year ended December 31, 2022. In addition, although the law in this regard is unclear, we treat the affiliated entities as being owned by us for U.S. federal income tax purposes, not only because we direct the activities of such entities that most significantly impact their economic performance, but also because we are entitled to substantially all of their economic benefits, and, as a result, we combine and consolidate their operating results in our consolidated financial statements. Assuming that we are the owner of the consolidated affiliated entities for U.S. federal income tax purposes, based upon the current and anticipated value of our assets, the composition of our income and assets and the projections as to the value of the ADSs and ordinary shares, we believe it is reasonable to take a position that we were not classified as a PFIC for the fiscal year ended December 31, 2022. Among other matters, if our market capitalization does not increase or continues to decline, we could be classified as a PFIC for the current or future fiscal years. It is also possible that the IRS may challenge our classification of our income or assets or the valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming classified as, a PFIC for the current or one or more future fiscal years.

The determination of whether we will be or become a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets and cash. Under circumstances where we retain significant amounts of liquid assets, or if the affiliated entities were not treated as owned by us for U.S. federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year ending December 31, 2023 or any future taxable year or that the IRS will not take a contrary position. If we were classified as a PFIC for any year during which a U.S. Holder held the ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held the ADSs or ordinary shares. The discussion below under “—Dividends” and “—Sale or other disposition of ADSs or ordinary shares” is written on the basis that we will not be classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply if we are classified as a PFIC for the current fiscal year or any subsequent fiscal year are discussed below under “—Passive foreign investment company rules.”

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

Passive foreign investment company rules

If we are classified as a PFIC for any fiscal year during which a U.S. Holder holds the ADSs or ordinary shares, unless the U.S. Holder makes one of certain elections (as described below), the U.S. Holder will, except as discussed below, be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (1) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a fiscal year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding fiscal years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (2) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

●	the excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

●	the amount of the excess distribution or gain allocated to the fiscal year of distribution or gain and to any fiscal years in the U.S. Holder’s holding period prior to the first fiscal year in which we are classified as a PFIC (each such fiscal year, a pre-PFIC year) will be taxable as ordinary income; and
●	the amount of the excess distribution or gain allocated to each prior fiscal year, other than the current fiscal year of distribution or gain or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the individuals or corporations, as appropriate, for that other fiscal year, and will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other fiscal year.

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

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on display

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

I.Subsidiary Information

Not applicable.

J.Annual Reports to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to our short-term loan. The interest rate of a short-term loan was mainly based on the one-year People’s Bank of China (“PBOC”) benchmark interest rates and a pre-determined margin. A hypothetical 1% increase or decrease in annual interest rates would increase or decrease interest expense by approximately RMB650 (US$90) per year based on the outstanding short-term loan balance as of December 31, 2022. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

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

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us. In addition, a significant depreciation of the Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings or losses.

As of December 31, 2022, we had Renminbi-denominated cash and cash equivalents of RMB94.3 million. We estimate that a 10% appreciation or depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 30, 2021 would result in a change of our holding U.S. dollar equivalents of US$1.4 million for cash and cash equivalents.

Customer Concentration Risk

The top three customers accounted for 39%, 34% and 23% of total revenues during the year ended December 31, 2020,and 36%, 35% and 21% of total revenues during the year ended December 31, 2021, and 39%, 31%, and 23% of total revenues during the year ended December 31, 2022. Three and four suppliers accounted for more than 10% each of cost of revenues during the years ended December 31, 2020 and 2021, respectively, and three suppliers accounted for more than 10% of cost of revenue for the year ended December 31, 2022.

Concentration of Credit Risk

Financial assets that potentially expose the Company to significant concentration of credit risk consist primarily of cash, accounts receivable, short-term investments and deposits. All of the Company’s cash and short-term investments were held at reputable financial institutions with high-credit ratings. In the event of bankruptcy of one of these financial institutions, we may not be able to claim its cash and demand deposits back in full. The Company continues to monitor the financial strength of the financial institutions. There has been no recent history of default in relation to these financial institutions. Accounts receivable and deposits, unsecured and denominated in Renminbi, derived from or held by industry customers are exposed to credit risk. We manages credit risk of accounts receivable through ongoing monitoring of the outstanding balances.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.Debt Securities

Not applicable.

B.Warrants and Rights

Not applicable.

C.Other Securities

Not applicable.

D.American Depositary Shares

Fees and Expenses

Our ADS holders are required to pay the following service fees to the depositary bank, the Deutsche Bank Trust Company Americas, and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs).

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

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

●	Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).
●	Expenses incurred for converting foreign currency into U.S. dollars.
●	Expenses for cable, telex and fax transmissions and for delivery of securities.
●	Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).
●	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.
●	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.
●	Any applicable fees and penalties thereon.

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

Fees and Other Payment Made by the Depositary to Us

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. For the year ended December 31, 2022, we did not receive reimbursement from the depositary.

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

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2022, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of December 31, 2022, our internal control over financial reporting was effective.

Changes in Internal Control over Financial Reporting

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP and Marcum Asia CPAs LLP, our independent registered public accounting firms, for the years indicated. Save as disclosed below, we did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	2021	2022

	(RMB in thousands)
Audit fees(1)
Marcum Asia CPAs LLP	—	3,810
Ernst & Young Hua Ming LLP	7,200	990
Tax fees(2)
Ernst & Young Hua Ming LLP	420	300
(1)	“Audit fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditor for the audit or review of our annual financial statements or quarterly financial information and review of documents filed with the SEC.
(2)	“Tax fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance and tax planning.

Our audit committee is responsible for pre-approving all audit and non-audit services provided by Ernst & Young Hua Ming LLP, Marcum Asia CPAs LLP and their respective affiliates.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On October 31, 2022, we dismissed Ernst & Young Hua Ming LLP, or EY, as our independent registered public accounting firm and engaged Marcum Asia CPAs LLP, or Marcum Asia, as our independent registered public accounting firm on the same date, to audit our consolidated financial statements as of and for the fiscal year ended December 31, 2022. The appointment of Marcum Asia was approved by our audit committee and board of directors on October 31, 2022, effective immediately.

The report of EY on our consolidated financial statements as of and for the fiscal years ended December 31, 2020 and 2021 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended December 31, 2021 and 2020 and the subsequent interim period through October 31, 2022, there were no (1) disagreements, as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions, between the Company and EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of EY, would have caused EY to make reference to the subject matter of the disagreements in connection with its reports on the consolidated financial statements, or (2) reportable events as defined in Item 16F(a)(1)(v) of Form 20-F other than the material weakness reported in our 2020 annual report on Form 20-F filed with the SEC on May 17, 2021. Specifically, the material weakness identified as of December 31, 2020 was the Company’s lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of U.S. GAAP and SEC rules. Our audit committee discussed the reportable event mentioned above with EY. EY is authorized to fully respond to the inquiries of Marcum Asia on the reportable event.

We provided EY with a copy of the foregoing disclosure and requested that EY furnish us with a letter addressed to the SEC stating whether it agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of EY’s letter, dated April 20, 2023, is attached as Exhibit 15.4 of this annual report on Form 20-F.

During our two most recent fiscal years ended December 31, 2021 and 2020 and any subsequent interim period prior to the engagement of Marcum Asia on October 31, 2022, neither we nor anyone on our behalf has consulted with Marcum Asia on either (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us by Marcum Asia that Marcum Asia concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (2) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v) of Form 20-F.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

EY, a registered public accounting firm that the PCAOB determined was unable to investigate or inspect fully because of the positions taken by PRC authorities until December 2022 when the PCAOB vacated its previous determination, issued an audit report for our consolidated financial statements as of and for the three years ended December 31, 2021. On October 6, 2022, the SEC conclusively named us as a “commission-identified issuer” following the filing of our annual report on Form 20-F for the year ended December 31, 2021. On October 31, 2022, we dismissed EY as our independent registered public accounting firm and engaged Marcum Asia as our independent registered public accounting firm on the same date, to audit our consolidated financial statements as of and for the fiscal year ended December 31, 2022. Marcum Asia has not been determined by the PCAOB as being unable to be inspected or investigated completely. Our company is incorporated in the Cayman Islands. The VIE and other operating entities being consolidated in our financial statements, or our consolidated foreign operating entities, are incorporated or otherwise organized in the PRC.

To the best of our knowledge, no governmental entity in the PRC or the Cayman Islands owns any shares of our company or any of our consolidated foreign operating entities.

To the best of our knowledge, no governmental entity in the PRC (i.e. the applicable foreign jurisdiction with respect to EY) has a controlling financial interest with respect to our company or any of our consolidated foreign operating entities.

None of the members of the board of directors of our company or any of our consolidated foreign operating entities is any official of the Chinese Communist Party.

Neither the memorandum and articles of association of our company nor the articles of incorporation (or equivalent organizing document) of our consolidated foreign operating entities contains any charter of the Chinese Communist Party.

ITEM 16J. INSIDER TRADING POLICIES

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

12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Commerce & Finance Law Offices
15.2*	Consent of Marcum Asia CPAs LLP
15.3*	Consent of Ernst & Young Hua Ming LLP
15.4*	Letter from Ernst & Young Hua Ming LLP to the Securities and Exchange Commission
15.5	Consent of Frost & Sullivan (incorporated by reference of Exhibit 99.3 of our Registration Statement on Form F-1 (file No. 333-238941) filed with the Securities and Exchange Commission on June 4, 2020
15.6*	Submission under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act
101.INS*	Inline XBRL Instance Document- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QUHUO LIMITED

By:	/s/ Leslie Yu
Name:	Leslie Yu
Title:	Chief Executive Officer

Date: April 20, 2023

QUHUO LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Quhuo Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Quhuo Limited (the Company) as of December 31, 2021, the related consolidated statements of comprehensive loss, changes in shareholders’ (deficit)/equity and cash flows for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

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

/s/ Ernst & Young Hua Ming LLP

We served as the Company’s auditor from 2019 to 2022.

Shanghai, The People’s Republic of China

September 9, 2022

Report of Independent Registered Public Accounting Firm (PCAOB ID 5395）

To the Shareholders and the Board of Directors of Quhuo Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Quhuo Limited (the Company) as of December 31, 2022, the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2022.

Beijing, PRC

April 20, 2023

QUHUO LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
	Notes	2021	2022	2022
		RMB	RMB	US$
ASSETS:
Current assets:
Cash		28,593	95,444	13,838
Restricted cash		2,315	5,579	809
Short-term investments	6	178,830	64,355	9,331
Accounts receivable, net	7	510,683	495,046	71,775
Prepayments and other current assets	8	42,228	54,921	7,963
Amounts due from related parties	23	4,787	3,876	562
Total current assets		767,436	719,221	104,278
Non-current assets:
Property and equipment, net	9	14,914	11,450	1,660
Right-of-use assets, net	10	7,964	5,562	806
Intangible assets, net	11	124,259	101,603	14,731
Goodwill	12	66,753	65,481	9,494
Deferred tax assets	18	6,729	12,000	1,740
Other non-current assets	13	157,320	140,300	20,342
Total non-current assets		377,939	336,396	48,773
Total assets		1,145,375	1,055,617	153,051
LIABILITIES AND SHAREHOLDERS’ EQUITY:

Current liabilities (including current liabilities of the consolidated VIE without recourse to the primary beneficiary of RMB695,081 and RMB489,301(US$70,942) as of December 31, 2021 and 2022, respectively):

Accounts payable		334,083	293,281	42,522
Accrued expenses and other current liabilities	14	120,971	125,949	18,261
Short-term debt	15	148,441	65,434	9,487
Short-term lease liabilities	10	5,317	3,276	475
Amounts due to related parties	23	245	—	—
Total current liabilities		609,057	487,940	70,745

Non-current liabilities (including non-current liabilities of the consolidated VIE without recourse to the primary beneficiary of RMB52,883 and RMB 70,100 (US$10,164) as of December 31, 2021 and 2022, respectively):

Long-term debt	15	3	1,303	189
Long-term lease liabilities	10	1,424	1,103	160
Deferred tax liabilities	18	753	814	118
Other non-current liabilities	16	50,703	66,880	9,697
Total non-current liabilities		52,883	70,100	10,164
Total liabilities		661,940	558,040	80,909
Commitments and contingencies	22

QUHUO LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
	Notes	2021	2022	2022
		RMB	RMB	US$
Shareholders’ equity:
Ordinary shares (US$0.0001 par value; 300,000,000 Class A ordinary shares authorized, 46,379,583 and 55,379,583 shares issued, and 40,377,645 and 48,639,660 shares outstanding as of December 31, 2021 and 2022, respectively; 6,296,630 and 6,296,630 Class B ordinary shares authorized, issued and outstanding as of December 31, 2021 and 2022, respectively; 193,703,370 and 193,703,370 shares (undesignated) authorized, nil and nil shares (undesignated) issued and outstanding as of December 31, 2021 and 2022, respectively)	19	37	43	6
Additional paid-in capital		1,855,897	1,885,637	273,392
Accumulated deficit		(1,366,734)	(1,379,864)	(200,061)
Accumulated other comprehensive loss		(18,259)	(4,654)	(675)
Total Quhuo Limited shareholders’ equity		470,941	501,162	72,662
Non-controlling interests		12,494	(3,585)	(520)
Total shareholders’ equity		483,435	497,577	72,142
Total liabilities and shareholders’ equity		1,145,375	1,055,617	153,051

The accompanying notes are an integral part of these consolidated financial statements.

QUHUO LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		For the year ended December 31,
	Notes	2020	2021	2022	2022
		RMB	RMB	RMB	US$
Revenues	4	2,580,810	4,025,279	3,820,378	553,903
Cost of revenues		(2,388,299)	(3,849,682)	(3,567,690)	(517,266)
General and administrative		(202,963)	(240,749)	(213,592)	(30,968)
Research and development		(13,095)	(20,122)	(12,540)	(1,818)
Gain/(loss) on disposal of assets, net		3,243	(2,564)	13,975	2,026
Goodwill impairment		(336)	(51,971)	(4,882)	(708)
Total operating expenses		(213,151)	(315,406)	(217,039)	(31,468)
Operating (loss)/income		(20,640)	(139,809)	35,649	5,169
Interest income		824	644	690	100
Interest expense		(8,068)	(7,026)	(5,683)	(824)
Other income/(loss), net		49,218	(33,964)	(26,068)	(3,780)
Foreign exchange (loss)/gain		(1,510)	952	—	—
Income/(loss) before income tax		19,824	(179,203)	4,588	665
Income tax expense	18	(25,428)	(12,027)	(21,002)	(3,045)
Net loss		(5,604)	(191,230)	(16,414)	(2,380)
Net loss attributable to non-controlling interests		9,034	33,323	3,284	476
Net income/(loss) attributable to ordinary shareholders of Quhuo Limited		3,430	(157,907)	(13,130)	(1,904)
Earnings/(loss) per share:	20
Basic		0.08	(3.60)	(0.23)	(0.03)
Diluted		0.07	(3.60)	(0.23)	(0.03)
Shares used in earnings/(loss) per share computation:	20
Basic		28,282,187	43,914,204	56,007,723	56,007,723
Diluted		48,517,987	43,914,204	56,007,723	56,007,723

The accompanying notes are an integral part of these consolidated financial statements.

QUHUO LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		For the year ended December 31,
	Notes	2020	2021	2022	2022
		RMB	RMB	RMB	US$
Other comprehensive (loss)/income:
Profit and loss from fair value change through other comprehensive income, net of tax		—	(85)	—	—
Foreign currency translation adjustment		(13,612)	(3,331)	14,130	2,049
Comprehensive loss		(19,216)	(194,646)	(2,284)	(331)
Comprehensive loss attributable to non-controlling interests		9,034	33,323	3,284	476
Comprehensive (loss)/income attributable to ordinary shareholders of Quhuo Limited		(10,182)	(161,323)	1,000	145

QUHUO LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	Number of				Accumulated
	outstanding		Additional		other	Quhuo Limited		Total
	ordinary	Ordinary	paid-in	Accumulated	comprehensive	shareholders’	Non-controlling	shareholders’
	shares	shares	capital	deficit	loss *	(deficit)/equity	interests	(deficit)/equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2019	14,972,760	17	434,151	(1,212,257)	(1,231)	(779,320)	2,871	(776,449)
Net loss	—	—	—	3,430	—	3,430	(9,034)	(5,604)
Other comprehensive loss	—	—	—	—	(13,612)	(13,612)	—	(13,612)
Issuance of ordinary shares in connection with initial public offering, net of offering cost (note 19)	3,788,100	2	232,121	—	—	232,123	—	232,123
Conversion of redeemable convertible preferred shares	24,131,100	17	1,030,984	—	—	1,031,001	—	1,031,001
Non-controlling interest recognized from business combination (note 5)	—	—	—	—	—	—	52,705	52,705
Share-based compensation (note 17)	—	—	82,667	—	—	82,667	—	82,667
Balance as of December 31, 2020	42,891,960	36	1,779,923	(1,208,827)	(14,843)	556,289	46,542	602,831
Net loss	—	—	—	(157,907)	—	(157,907)	(33,323)	(191,230)
Other comprehensive loss	—	—	—	—	(3,416)	(3,416)	—	(3,416)
Issuance of ordinary shares in connection with business combination (note 5)	281,703	1	1,902	—	—	1,903	—	1,903
Acquisition of non-controlling interests	—	—	—	—	—	—	(725)	(725)
Exercise of employee share options	3,500,612	—	5,140	—	—	5,140	—	5,140
Share-based compensation (note 17)	—	—	68,932	—	—	68,932	—	68,932
Balance as of December 31, 2021	46,674,275	37	1,855,897	(1,366,734)	(18,259)	470,941	12,494	483,435
Net loss	—	—	—	(13,130)	—	(13,130)	(3,284)	(16,414)
Other comprehensive income	—	—	—	—	13,605	13,605	—	13,605
Acquisition of non-controlling interests (note 5)	9,000,000	6	10,999	—	—	11,005	(12,795)	(1,790)
Exercise of employee share options (note 17)	495,042	—	165	—	—	165	—	165
Cancellation of exercised options (note 17)	(1,233,027)	—	(1,186)	—	—	(1,186)	—	(1,186)
Share-based compensation (note 17)	—	—	19,762	—	—	19,762	—	19,762
Balance as of December 31, 2022	54,936,290	43	1,885,637	(1,379,864)	(4,654)	501,162	(3,585)	497,577
Balance as of December 31, 2022 in US$		6	273,392	(200,061)	(675)	72,662	(520)	72,142

*	Accumulative other comprehensive loss includes foreign currency translation adjustment and fair value adjustment of convertible loan for the year ended December 31, 2021 and 2022.

The accompanying notes are an integral part of these consolidated financial statements.

QUHUO LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		For the year ended December 31,
	Notes	2020	2021	2022	2022
		RMB	RMB	RMB	US$
Cash flows from operating activities
Net loss		(5,604)	(191,230)	(16,414)	(2,380)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation		6,257	5,233	7,513	1,089
Amortization		13,749	25,278	21,094	3,058
Goodwill impairment		336	51,971	4,882	708
Deferred income taxes	18	(740)	(4,333)	(5,209)	(755)
Share-based compensation	17	82,667	68,932	19,762	2,865
Non-cash operating lease expenses		4,805	—	—	—
(Gain)/loss on disposals of intangible assets		(2,918)	2,564	(13,975)	(2,026)
Changes in fair value of short-term investment		(35,527)	52,877	41,845	6,067
Others		2,167	9,646	2,221	322
Changes in operating assets and liabilities:
Amounts due from related parties		18,392	—	—	—
Amounts due to related parties		—	—	(245)	(36)
Accounts receivable		(97,246)	(134,193)	13,098	1,899
Prepayments and other current assets		(8,167)	5,295	(5,929)	(860)
Other non-current assets		(6,639)	(22,635)	20,285	2,941
Accounts payable		31,848	65,144	(40,803)	(5,916)
Accrued expenses and other current liabilities		(1,585)	31,755	4,535	658
Lease liabilities		(5,402)	(193)	39	6
Income taxes payable		(2,878)	(4,693)	5,847	848
Other non-current liabilities		17,595	7,689	16,177	2,345
Net cash provided by (used in) operating activities		11,110	(30,893)	74,723	10,833
Cash flows from investing activities
Purchase of short-term investments		(3,409,514)	(3,069,203)	(1,549,680)	(224,682)
Proceeds from sales of short-term investments		3,299,763	3,035,852	1,616,728	234,404
Proceeds from refund of short-term investments		—	—	5,582	809
Acquisitions of businesses, net of cash acquired	5	(27,528)	(3,360)	(5,010)	(726)
Other investing activities		(2,190)	(11,820)	1,521	221

QUHUO LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		For the year ended December 31,
	Notes	2020	2021	2022	2022
		RMB	RMB	RMB	US$
Cash flows from investing activities (continued)
Purchase of property and equipment		(3,411)	(9,330)	(4,659)	(675)
Acquisitions of intangible assets		(58,982)	(71,402)	(8,089)	(1,173)
Proceeds from disposals of intangible assets		14,779	18,850	20,818	3,018
Net cash (used in) provided by investing activities		(187,083)	(110,413)	77,211	11,196
Cash flows from financing activities
Proceeds from short-term debt		151,000	213,468	473,486	68,649
Repayments of short-term debt		(222,550)	(136,000)	(552,510)	(80,106)
Proceeds from long-term debt		94	—	—	—
Repayments of long-term debt		(8,633)	(8,795)	(3,116)	(452)
Payments of deferred IPO costs		(10,979)	—	—	—
Proceeds from initial public offering		244,161	—	—	—
Net cash provided by (used in) financing activities		153,093	68,673	(82,140)	(11,909)
Effect of exchange rate changes on cash and restricted cash		(144)	(214)	321	46
Net (decrease) increase in cash and restricted cash		(23,024)	(72,847)	70,115	10,166
Cash and restricted cash, at the beginning of year		126,779	103,755	30,908	4,481
Cash and restricted cash, at the end of year		103,755	30,908	101,023	14,647
Supplemental disclosures of cash flow information:
Interest paid		8,139	6,169	5,723	830
Income tax paid		11,878	10,581	4,188	607
Supplemental disclosures of non-cash investing activities:
Cash consideration for business acquisition included in current liabilities		4,328	—	—	—
Non-cash consideration for business acquisition	5	19,252	—	—	—
Contingent consideration for business acquisition included in other non-current liabilities	5	2,900	—	—	—
Operating lease liabilities arising from obtaining right-of-use assets		37,256	9,118	5,539	803
Non-monetary exchange of intangible assets		9,177	2,209	—	—

The accompanying notes are an integral part of these consolidated financial statements.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.Organization, Consolidation and Principal Activities

Quhuo Limited (the “Company”, and where appropriate, the term “Company” also refers to its subsidiaries, variable interest entity, and subsidiaries of the variable interest entity as a whole) is an exempt company incorporated in the Cayman Islands with limited liability under the laws of the Cayman Islands on June 13, 2019. The Company, through its subsidiaries, variable interest entity, and subsidiaries of the variable interest entity, are principally engaged in providing end-to-end operational solutions to on-demand consumer service businesses in industries, including food and grocery delivery, bike-sharing, ride-hailing, housekeeping in the People’s Republic of China (the “PRC”). Quhuo Limited, is a holding company with no substantive operations of its own.

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

1.Organization, Consolidation and Principal Activities (continued)

As of December 31, 2022, the Company’s principal subsidiaries, VIE and subsidiaries of the VIE are as follows:

Percentage of
	Date of		direct or indirect
	incorporation/	Place of	ownership by the
Entity	acquisition	incorporation	Company	Principal activities
Subsidiaries of the Company
Quhuo Investment Limited (“Quhuo BVI”)	June 14, 2019	BVI	100%	Investment holding
Quhuo Technology Investment (Hong Kong) Limited (“Quhuo HK”)	June 17, 2019	Hong Kong	100%	Investment holding
Beijing Quhuo Information Technology Co., Ltd. (“WFOE”)	July 31, 2019	PRC	100%	Development of computer software and applications
Variable interest entity
Beijing Quhuo Technology Co., Ltd. (“Beijing Quhuo” or the “VIE”)	March 3, 2012	PRC	Nil	Development of computer software and applications; Investment holding
Subsidiaries of the VIE
Shanghai Quhuo Network Technology Co., Ltd. (“Shanghai Quhuo”)	April 4, 2014	PRC	Nil	On-demand delivery
Ningbo Xinying Network Technology Co., Ltd. (“Ningbo Xinying”)	December 15, 2016	PRC	Nil	Bike-sharing maintenance
Nantong Runda Marketing Planning Co., Ltd. (“Nantong Runda”)	February 28, 2018	PRC	Nil	On-demand delivery
Shanghai Yijida Network Technology Co., Ltd. (“Shanghai Yijida”)	September 7, 2015	PRC	Nil	On-demand delivery
Ningbo Desheng Wanchun Network Technology Co., Ltd. (“Desheng Wanchun”)	December 21, 2016	PRC	Nil	Labor services
Ningbo Quhuo Network Technology Co., Ltd. (“Ningbo Quhuo”)	December 14, 2016	PRC	Nil	On-demand delivery
Ningbo Dagong Network Technology Co., Ltd. (“Ningbo Dagong”)	January 5, 2018	PRC	Nil	Bike-sharing maintenance
Jiangxi Youke Automobile Rental Service Co., Ltd. (“Jiangxi Youke”)	April 8, 2018	PRC	Nil	Ride-hailing
Hainan Xinying Technology Co., Ltd. (“Hainan Xinying”)	June 29, 2020	PRC	Nil	On-demand delivery
Hainan Quhuo Technology Co., Ltd. (“Hainan Quhuo”)	July 8, 2020	PRC	Nil	On-demand delivery
Haikou Chengtu Network Technology Co., Ltd (“Haikou Chengtu”)	September 1, 2020	PRC	Nil	B&B Operation
Lailai Information Technology (Shenzhen) Co., Ltd. (“Shenzhen Lailai”)	November 1, 2020	PRC	Nil	Hotel Cleaning
Hainan Quxing Holdings Co., Ltd. (“Hainan Quxing”)	November 5, 2020	PRC	Nil	Freight service

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

1.Organization, Consolidation and Principal Activities (continued)

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

1.Organization, Consolidation and Principal Activities (continued)

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

Resolutions of directors of Quhuo Limited (the “Resolutions”) (continued)

As of December 31, 2022, RMB104,561 of accounts receivable of the VIE were pledged or collateralized. Creditors of the VIE have no recourse to the general credit of the Company, who is the primary beneficiary of the VIE, through its 100% controlled subsidiary WFOE. The Company did not provide any financial or other support to the VIE other than what is obligated by the agreements described above. The table sets forth the assets and liabilities of the VIE’s included in the Company’s consolidated balance sheets:

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
ASSETS:
Current assets:
Cash	19,463	87,579	12,698
Restricted cash	2,315	5,579	809
Short-term investments	68,568	2,500	362
Accounts receivable	510,683	495,046	71,775
Prepayments and other current assets	40,595	53,515	7,759
Inter-group balance due from Parent and WFOE	7,823	18	3
Amounts due from related parties	3,081	3,876	562
Total current assets	652,528	648,113	93,968
Non-current assets:
Property and equipment, net	14,633	11,251	1,631
Intangible assets, net	124,259	101,603	14,731
Operating lease right-of-use assets, net	7,964	5,562	806
Goodwill	66,753	65,481	9,494
Deferred tax assets	6,729	12,000	1,740
Other non-current assets	157,296	140,272	20,338
Total non-current assets	377,634	336,169	48,740
Total assets	1,030,162	984,282	142,708
LIABILITIES:
Current liabilities:
Accounts payable	334,083	293,281	42,522
Accrued expenses and other current liabilities	119,307	68,821	9,978
Short-term debt	148,441	65,434	9,487
Short-term lease liabilities	5,317	3,276	475
Inter-group balance due to Parent and WFOE	87,688	58,489	8,480
Amounts due to related parties	245	—	—
Total current liabilities	695,081	489,301	70,942
Non-current liabilities:
Deferred tax liabilities	753	814	118
Long-term debt	3	1,303	189
Long-term lease liabilities	1,424	1,103	160
Other non-current liabilities	50,703	66,880	9,697
Total non-current liabilities	52,883	70,100	10,164
Total liabilities	747,964	559,401	81,106

The VIE’s net asset balance was RMB282,198 and RMB 424,881 (US$61,602) as of December 31, 2021 and 2022, respectively.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.Organization, Consolidation and Principal Activities (continued)

Resolutions of directors of Quhuo Limited (the “Resolutions”) (continued)

The table sets forth the results of operations of the VIE included in the Company’s consolidated statements of comprehensive loss for the years ended December 31, 2020, 2021 and 2022, respectively:

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Revenue	2,580,810	4,025,279	3,820,378	553,903
Net income/(loss)	66,043	(120,539)	61,939	8,980

The table sets forth the cash flows of the VIE included in the Company’s consolidated statements of cash flows for the years ended December 31, 2020, 2021 and 2022, respectively:

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Net cash provided by (used in) operating activities	30,389	(27,699)	114,059	16,537
Net cash (used in) provided by investing activities	(56,535)	(112,604)	39,767	5,766
Net cash (used in) provided by financing activities	(7,119)	68,673	(82,140)	(11,909)
Effect of exchange rate changes on cash	(4)	—	(306)	(45)
Net (decrease) increase in cash	(33,269)	(71,630)	71,380	10,349

2.Summary of Significant Accounting Policies

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

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in the Company’s consolidated financial statements include, but are not limited to, allowance for doubtful accounts for accounts receivable, fair value of short-term investment, useful lives of property, equipment and intangible assets, incremental borrowing rate (“IBR”) applied in lease liabilities, impairment of long-lived assets, intangible assets and goodwill, purchase price allocation and fair value contingent consideration with respect to business combinations, valuation allowance for deferred tax assets, share-based compensation and fair value of intangible assets acquired associated with non-monetary transactions. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.Summary of Significant Accounting Policies (continued)

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

The Company uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive loss, a component of shareholders’ equity.

Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.8972 on December 31, 2022 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

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

Short-term investments

Short-term investments consist of investments in structured notes with original maturities of greater than three months, but less than twelve months and investment in alternative investment fund, which is measured using the net asset value (NAV) per share as a practical expedient. The investment in the fund is redeemable on demand, subject to 30 days advance notice period.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.Summary of Significant Accounting Policies (continued)

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

2.Summary of Significant Accounting Policies (continued)

Intangible assets, net

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

Impairment of long-lived assets other than goodwill

The Company evaluates its long-lived assets, including property and equipment and intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Company evaluates the recoverability of long-lived assets by comparing their carrying amount to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets when the market prices are not readily available. The Company also recorded RMB53, RMB4,240 and nil impairment charges related to intangibles assets for the years ended December 31, 2020, 2021 and 2022, respectively.

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

2.Summary of Significant Accounting Policies (continued)

Goodwill (continued)

Under ASC 350, goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company early adopted ASU No. 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (‘‘ASU 2017-04’’), pursuant to which the Company will apply a one-step quantitative test and record the amount of goodwill impairment as the excess of a goodwill allocated to the reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The Company assesses qualitative factors such as business changes, economic outlook, financial trends and forecast, growth rates, industry data and other relevant qualitative factors to determine if it’s more-likely-than-not that the goodwill might be impaired and whether it’s necessary to perform a quantitative goodwill impairment. If the qualitative factors indicate a potential impairment, the Company compares the carrying amount of a reporting unit to its fair value, which is based on a discounted future cash flow approach. The Company recognized goodwill impairment charge of RMB336 and RMB51,971 and RMB4,882 (US$708) for the years ended December 31, 2020, 2021 and 2022, respectively.

Revenue recognition

The Company generates its revenue from its on-demand consumer service business, primarily from On-demand delivery solution services provided to online ordering platforms operated by industry customers in the PRC and some other third parties. The Company also generates revenue from its bike-sharing maintenance solution services provided to bike-sharing companies, from ride-hailing solution services, from housekeeping solution services and from B&B operation solutions services.

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

2.Summary of Significant Accounting Policies (continued)

Revenue recognition (continued)

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

Mobility service solutions

The Company’s mobility service solutions comprise ride-hailing solutions, shared-bike maintenance solutions, and freight service solutions.

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

Freight service solution

The Company derives revenue from service fees paid by freight service companies for fulfilling end-to-end intra-city and long-distance transportation orders.

The Company’s obligation is performing freight services on the term of the one-year contract and considered the series of services as a single performance obligation. The customer receives the benefit of the services and the Company has the right to payment as the service are performed. The Company charges freight service fees to the industry customers based on the number of orders. Revenues are variable based on volume of service performed and the Company recognizes freight services revenue as the services are rendered.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.Summary of Significant Accounting Policies (continued)

Revenue recognition (continued)

Housekeeping and other solutions

The Company generated revenue from Housekeeping and other solutions primarily by providing standardized housekeeping service including cleaning and other services to industry customers that mainly comprise hotels and B&Bs and short-term rental properties in China. The Company charges monthly service fees to industry customers based on the service hours and/or the number of fulfilled orders and adjusted based on KPI performance. Revenues are variable based on the volume of service performed and the Company recognizes service revenue as the services are rendered.

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

Cost of revenue

Cost of revenue consists primarily of labor costs related to the outsourced workforce, rental expenses, amortization of customer relationships, on-demand delivery supplies, workforce insurance costs, depreciation of property and equipment, service fees charged by 3rd parties and other costs directly attributable to the Company’s revenue generating activities.

Research and development

Research and development expenses primarily consist of salaries and benefits for research and development personnel engaging in software or platform development. The Company expenses research and development costs as they are incurred.

Employee benefit expenses

All eligible employees of the Company are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Company is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees’ salaries. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Company’s obligations are limited to the amounts contributed. The Company has no further payment obligations once the contributions have been paid. The Company recorded employee benefit expenses of RMB10,784, RMB11,311 and RMB4,036 (US$585) for the years ended December 31, 2020, 2021 and 2022, respectively.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.Summary of Significant Accounting Policies (continued)

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

2.Summary of Significant Accounting Policies (continued)

Share-based compensation (continued)

Earnings/(loss) per share

Basic earnings/(loss) per share is computed by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income/(loss) is allocated between ordinary shares and other participating securities based on their participating rights. The Company’s redeemable convertible preferred shares are participating securities. These participating securities do not contractually require the holders of such shares to participate in the Company’s losses. As such, net losses for the periods presented were not allocated to the Company’s participating securities. Diluted earnings/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the Company’s redeemable convertible preferred shares using the if-converted method. The Company calculates the dilutive effect of ordinary share issuable upon the exercise of share options, using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted per share if their effects would be anti-dilutive.

Segment reporting

In accordance with ASC 280-10, Segment Reporting: Overall, the Company’s chief operating decision maker (‘‘CODM’’) has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Company as a whole and hence, the Company has only one reportable segment. The Company does not distinguish between markets or segments for purposes of internal reporting. All of the Company’s revenues for the years ended December 31, 2020, 2021 and 2022 were generated from the PRC. As of December 31, 2021 and 2022, all of the long-lived assets of the Company are located in the PRC, and therefore, no geographical segments are presented.

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

In March 2022, the FASB issued ASU 2022-02, Financial Instruments—Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosure. The amendments in this update respond to feedback after adoption of ASU No. 2016-13. This update eliminate the accounting guidance for troubled debt restructurings by creditors in Subtopic 310-40, Receivables—Troubled Debt Restructurings by Creditors, while enhancing vintage disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty. The Company have not adopted ASU 2016-03, early adoption is not permitted before an entity’s adoption of ASU 2016-13.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.Summary of Significant Accounting Policies (continued)

Recent accounting pronouncements (continued)

In June 2022, the FASB issued ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. FASB clarifies guidance on measuring fair value of equity securities subject to contractual sale restrictions.The amendments clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The Company is currently evaluating the impact on its financial statements of adopting this guidance.

3.Concentration of Risks

(a)Business, customer, political, social and economic risks

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

The top three customers accounted for 39%, 34% and 23%of total revenues during the year ended December 31, 2020,and 36%, 35% and 21% of total revenues during the year ended December 31, 2021, and 39%, 31%, and 23% of total revenues during the year ended December 31, 2022. Three and four suppliers accounted for more than 10% each of cost of revenues during the years ended December 31, 2020 and 2021, respectively, and three suppliers accounted for more than 10% of cost of revenue for the year ended December 31, 2022.

(b)Interest rate risk

The Company is exposed to interest rate risk related to its short-term loan. The interest rate of a short-term loan was mainly based on the one year People’s Bank of China (“PBOC”) benchmark interest rates and a pre-determined margin. A hypothetical 1% increase or decrease in annual interest rates would increase or decrease interest expense by approximately RMB 650 (US$90) per year based on the outstanding short-term loan balance at December 31, 2022.

(c)Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against U.S. dollar, there was depreciation of approximately 6.5%, depreciation of approximately 2.3% and appreciation of approximately 8.2% during the years ended December 31, 2020, 2021 and 2022, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. To the extent that the Company needs to convert U.S. dollar into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends on ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company. In addition, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of the Company’s earnings or losses.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

3.Concentration of Risks (continued)

(d)Currency convertibility risk

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

(e)Concentration of credit risk

Financial assets that potentially expose the Company to significant concentration of credit risk consist primarily of cash, accounts receivable, short-term investments and deposits. All of the Company’s cash and short-term investments were held at reputable financial institutions with high-credit ratings. In the event of bankruptcy of one of these financial institutions, the Company may not be able to claim its cash and demand deposits back in full. The Company continues to monitor the financial strength of the financial institutions. There has been no recent history of default in relation to these financial institutions. Accounts receivable and deposits, unsecured and denominated in RMB, derived from or held by industry customers are exposed to credit risk. The Company manages credit risk of accounts receivable through ongoing monitoring of the outstanding balances.

4.Revenues

The following table presents the Company’s revenues disaggregated by revenue category. All revenues were generated in the PRC.

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Revenue from contract with customers
On-demand delivery solution services	2,536,818	3,828,956	3,638,729	527,566
Mobility solution services	31,587	110,168	108,081	15,670
Housekeeping services	12,405	79,735	72,576	10,523
Others	—	6,420	992	144
Total revenues	2,580,810	4,025,279	3,820,378	553,903

5.Business Combination

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

5.Business Combination (continued)

2020 Acquisitions (continued)

On November 1, 2020, the Company acquired 54.22% equity interest in Shenzhen Lailai Information Technology Co., Ltd. (Shenzhen Lailai), a company engaged in hotel workforce optimization service throughout China. Shenzhen Lailai offers a suite of services helping hotel to enhance efficiencies of their cleaning capability. The fair value of the purchase consideration was RMB62.5 million, consisting of RMB40.3 million in cash, 281,703 Class A ordinary shares issued in December 2021 and a non-cash contingent consideration with a fair value of RMB2.9 million that would be settled by up to 1,076,056 Class A ordinary shares that might be issued contingently upon Shenzhen Lailai reaching certain revenue and earnings targets in 2021, 2022 and 2023. The 281,703 Class A ordinary shares to be issued were recorded as financial liabilities as the selling shareholder has the right for cash settlement at US$10 per share if the Company did not issue related shares within 1 year after the acquisition date. The selling shareholder has the right to cash settlement at a price of US$10 per share or receive an amount equal to the total difference in the share price between US$10 per share and then the market price per share for an additional one-year period if it disposes any portion of the 281,703 Class A ordinary shares during that period. The Company recognized identified intangible assets of RMB6,900, consisting of customer relationships with various hotels in China and developed technology consisting of human resource management platform. The Company recognized goodwill of RMB88,216 representing the expected synergies from the combined business, which will enable the Company to compete in hotel workforce optimization industry in China.

On December 31, 2021, the Company issued 281,703 Class A ordinary shares to one of the selling shareholders. The put options of the right to cash settlement at a price of US$10 per share or receive an amount equal to the total difference in the share price between US$10 per share and then the market price per share, was initially recorded at fair value and the change of the fair value is recorded in the consolidated statements of comprehensive loss.

On January 5, 2022, the Company issued 9,000,000 Class A ordinary shares to entered into a definitive investment agreement (the “Agreement”) to acquire the remaining 45.78% equity interest in Shenzhen Lailai for a total consideration of approximately RMB62.6 million in the form of the Company’s securities. Transaction has been completed and Quhuo owns 100% equity interest in Lailai.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

5.Business Combination (continued)

2020 Acquisitions (continued)

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

5.Business Combination (continued)

2020 Acquisitions (continued)

The operating results of Haikou Chengtu and Shenzhen Lailai were included in the consolidated statement of comprehensive loss from the acquisition date. The Company did not present pro forma results of operations as the effect of the acquisitions were not material to the Company’s consolidated financial statements.

2022 Acquisitions

On January 1, 2022, the Company acquired Shenyang Sen Xin, Panjin Sen Xin and Anshan Sen Rui with total consideration of RMB5,000, including cash consideration of RMB5,000, of which RMB5,000 was paid in 2021. The companies mentioned above were engaged in Ride-hailing solutions services. Goodwill of RMB3,610 recognized represents the expected synergies with the Company’s existing ride-hailing solutions services operations, which was allocated to the “Ride-hailing solutions services” reporting unit and is not tax deductible.

The following table summarizes the purchase price allocation for the 2022 Acquisition:

2022 Acquisitions
RMB
Purchase consideration	5,000
Less:
Cash	272
Accounts receivable	5,836
Customer relationships	1,400
Accrued expenses and other current liabilities	(2,804)
Non-controlling interests	(3,314)
Goodwill	3,610

The purchase price allocation for the acquisitions was based on a valuation determined by the Company with the assistance of an independent third-party valuation firm. The significant inputs used in the purchase price allocations were revenue growth rates, gross margin rates, weighted-average cost of capital, discount rate, and terminal values. Identifiable intangible assets acquired primarily consist of customer relationships which provide the Company with rights to expand its ride-hailing solutions services with the ride-hailing company in specified regions in the PRC.

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

6.Short-term investments

The Company’s short-term investments included structured notes with maturities of one year or less and investment in alternative investment fund, which is measured using the NAV per share as a practical expedient. The following is a summary of the Company’s short-term investments:

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
Structured notes	69,548	2,500	362
Investment in fund	109,282	61,855	8,969
Total short-term investments	178,830	64,355	9,331

For the years ended December 31, 2020, 2021 and 2022, the Group recognized other income related to its structured notes of RMB4,255, RMB2,992 and RMB3,411 (US$495), respectively, in the consolidated statements of comprehensive loss.

For the year ended December 31, 2020, 2021 and 2022, the Group recognized unrealized gain and (loss) on fair value change of the investment of RMB35,527, RMB(52,877) and RMB(47,487) (US$7,057) as other income/(loss), net in the consolidated statements of comprehensive loss, respectively.

7.Accounts Receivable

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
Accounts receivable	515,334	502,177	72,809
Less: allowance for doubtful accounts	(4,651)	(7,131)	(1,034)
Accounts receivable, net	510,683	495,046	71,775

The following table presents the movement in the allowance for doubtful accounts:

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
Balance at beginning of year	(25)	(4,651)	(674)
Additions	(4,757)	(4,243)	(615)
Written off	131	1,763	255
Balance at end of year	(4,651)	(7,131)	(1,034)

Substantially all of the Company’s accounts receivable as of December 31, 2021 and 2022 are aged within 150 days.

8.Prepayments and Other Current Assets

Prepayments and other current assets consisted of the following:

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
Other receivables	20,507	28,941	4,196
Employee advances	1,682	2,094	304
Prepaid rents	10,177	7,925	1,149
Others	9,862	15,961	2,314
Total prepayments and other current assets	42,228	54,921	7,963

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

9.Property and Equipment

Property and equipment, net consisted of the following:

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
Vehicles	27,599	28,591	4,145
Electronic equipment	2,558	5,156	748
Leasehold improvement	417	417	60
Furniture	333	459	67
Less: Accumulated depreciation	(15,993)	(23,173)	(3,360)
Total property and equipment, net	14,914	11,450	1,660

The Company recorded depreciation expenses of RMB6,257, RMB5,233 and RMB7,513 (US$1,089) for the years ended December 31, 2020, 2021 and 2022, respectively.

10.Leases

The Company’s operating leases mainly related to vehicles in connection with our office premises and on-demand delivery service stations. In May 2021, the Company terminated operating lease contracts of 370 vehicles and derecognized related right-of-use assets of RMB23,711 and lease liabilities of RMB23,711 with a reversal of ROU impairment of RMB826. The total lease cost for the year ended December 31, 2021 and 2022 was RMB 43,434 and RMB 44,281 (US$6,420), comprised of operating lease expenses of RMB 5,128 and RMB3,557 (US$516), and short-term lease expenses of RMB 38,306 and RMB40,724 (US$5,904) respectively. The weighted-average remaining lease term and weighted average incremental borrowing rate as of December 31, 2022 was 1.50 years and 4.94%, respectively.

The undiscounted future minimum payments under the Company’s operating lease liabilities and reconciliation to the operating lease liabilities recognized on the consolidated balance sheet was as below:

	2022	2022
	RMB	US$
2023	3,402	493
2024	873	127
2025 and after	273	40
Total undiscounted cashflows	4,548	660
Less: imputed interest	169	25
Present value of lease liabilities	4,379	635

As of December 31, 2022, future minimum payment under non-cancellable short-term leases was RMB4,548 (US$660).

The operating cash flows used in operating leases was RMB3,867 and RMB4,842 (US$702) for the year ended December 31, 2021 and 2022, respectively.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

11.Intangible Assets

Intangible assets, net consisted of the following:

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
Customer relationships	165,435	163,324	23,680
Purchased software	393	455	66
Technology	2,900	2,900	420
Less: Accumulated amortization	(44,469)	(65,076)	(9,435)
Total intangible assets, net	124,259	101,603	14,731

The Company recorded amortization expenses of RMB13,749, RMB21,104 and RMB21,094 (US$3,058) primarily as cost of revenues, and RMB53, RMB4,240 and nil of impairment charges as general and administrative expenses for the years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2022, estimated amortization expenses of the existing intangible assets for each of the next five years are RMB20,273, RMB20,010, RMB18,840, RMB15,061 and RMB13,945, respectively.

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

12.Goodwill

Changes in the carrying amount of goodwill by the reporting units as of December 31, 2021 and 2022 were as follows:

	Meituan		Eleme On-			Ride-hailing
	on-demand	Bike-sharing	demand	B&B	Housekeeping	solution
	delivery	maintenance	delivery	solution	solution	services	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2020	11,194	4,882	9,819	4,613	88,216	—	118,724
Impairment	—	—	—	—	(51,971)	—	(51,971)
Balance as of December 31, 2021	11,194	4,882	9,819	4,613	36,245	—	66,753
Acquisitions (note 5)	—	—	—	—	—	3,610	3,610
Impairment	—	(4,882)	—	—	—	—	(4,882)
Balance as of December 31, 2022	11,194	—	9,819	4,613	36,245	3,610	65,481
Balance as of December 31, 2022, in US$	1,623	—	1,424	669	5,255	523	9,494

In December 2021, the Company completed its annual goodwill impairment analysis, which indicated the carrying value of the Housekeeping solution reporting unit exceeded its fair value due to the impact of COVID-19, integration activities taking longer than anticipated and a slower than anticipated growth rate due to a shifting focus on profitability. The Company estimated the fair value of the Housekeeping solution reporting unit using an income approach which utilized significant judgments and estimates including expected future growth rates with the consideration of the recent market environment and discount rate. The Company recognized the excess between the carrying value and fair value of the Housekeeping solution reporting unit as an impairment charge of RMB51,971.

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

In December 2022, the Company completed its annual goodwill impairment analysis, which indicated the carrying value of the Bike-sharing maintenance reporting unit exceeded its fair value due to slower than anticipated business integration. As a result, the Company recognized a charge of RMB4,882.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

13.Other Non-current Assets

Other non-current assets consisted of the following:

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
Rental and industry customer deposits (1)	108,783	100,443	14,563
Prepayments	42,432	33,802	4,901
Long-term investments	6,105	6,055	878
Total other non-current assets	157,320	140,300	20,342
(1)	The Company’s rental deposits are mainly paid to landlords for its various office spaces and are refundable upon termination of the leases. Industry customer deposits consist of refundable deposits paid to industry customers and are refundable upon termination of contracts with each customer. The Company evaluated the recoverability of the deposits periodically and recorded an allowance of nil and nil for the year ended December 31, 2021 and 2022, respectively.

14.Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
Amounts due to third-parties	33,321	33,157	4,807
Income tax payables	7,599	13,446	1,949
Other tax payables	25,427	12,025	1,743
Salary and welfare payables	22,114	33,262	4,823
Deposits received from ride-hailing drivers	5,654	3,234	469
Purchase consideration payable	16,002	15,845	2,297
Others	10,854	14,980	2,173
Total	120,971	125,949	18,261

15.Debt

Short-term Debt

The following table presents the Company’s outstanding short-term debt as of December 31, 2021 and 2022:

	Annual		As of	As of
Name	interest rates	Term	December 31, 2021	December 31, 2022
			RMB	RMB	US$
Short-term loans
East West Bank	5.00%	6 months	65,000	65,000	9,424
SPD Silicon Valley Bank	4.85% - 6.00% (Floating)	6 months	70,000	—	—
China Merchants Bank	5.00%	6 months	5,000	—	—
Yirongxin Commercial Factoring Limited	15.15%	60 days	4,024	—	—
Long-term debt, current portion	8.45% - 10.46%	3-4 years	4,417	434	63
Total			148,441	65,434	9,487

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

15.Debt (continued)

Short-term Debt (continued)

In November 2020, the Company entered into a banking facility agreement with SPD Silicon Valley Bank, pursuant to which the Company is entitled to borrow RMB70,000 with a floating interest rate benchmarked to one-year lending rate of PBOC. The Company drew down RMB70,000 in 2021 and fully repaid in 2022. The loan is intended for general working capital purposes and is secured by standby letter of credits issued by SPD Silicon Valley Bank and by certain accounts receivables of the Company.

In December 2021, the Company entered into a banking facility agreement with China Merchants Bank, pursuant to which the Company is entitled to borrow RMB30,000 with an interest rate of 5.00%. The Company drew down RMB5,000 in December 2021 and fully repaid in June 2022. The loan is intended for general working capital purposes and is secured by standby letter of credits issued by China Merchants Bank.

In November 2021, the Company entered into factoring agreements with Yirongxin Commercial Factoring Limited, pursuant to which the Company is entitled to borrow RMB5,000 with an interest rate of 15.15%. The Company drew down RMB2,000 and RMB2,024 in November 2021 and December 2021, respectively and fully repaid in 2022. The loan is intended for general working capital purposes and is secured by certain accounts receivables of the Company.

Long-term debt

The following table presents the Company’s long-term debt as of December 31, 2021 and 2022:

	Annual		As of	As of
	interest rates	Term	December 31, 2021	December 31, 2022
			RMB	RMB	US$
Long-term debt, current portion	8.45% - 10.46%	3-4 years	4,417	434	63
Long-term debt, non-current portion	8.45% - 10.46%	3-4 years	3	1,303	189
Total			4,420	1,737	252

In July 2019, the Company entered into an agreement with a third party pursuant to which the Company borrowed a total of RMB15,270 as of December 31, 2020. Under the terms of the agreement, the Company will repay in fixed monthly installments over 36 months. The effective interest rate for the various borrowings was 8.45% - 8.98% per annum. The borrowing is secured by the Company’s property and equipment and was ended in June 2022. The security relationship was released as of December 31, 2022.

In December 2022, the Company entered into an agreement with a third party pursuant to which the Company borrowed RMB1,427 to purchase 12 vehicles for a total consideration of RMB1,737 for the Company’s ride-hailing solution business. Under the terms of the agreement, the Company will repay in fixed monthly installments over 48 months. The effective interest rate was 10.46% per annum. The Company obtained the ownership of the vehicles at inception of the arrangement and the borrowings are secured by the related vehicles.

The weighted average interest rate for all the outstanding borrowings was approximately5.70%, 5.77% and 5.18% as of December 31, 2020, 2021 and 2022 respectively.

As of December 31, 2022, maturities of the debt are as follows:

	RMB	US$
2023	65,434	9,487
2024	434	63
2025	434	63
2026	435	63
Total	66,737	9,676

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

16.Other non-current liabilities

Other non-current liabilities consisted of the following:

		As of December 31,
	Note	2021	2022	2022
		RMB	RMB	US$
Unrecognized tax benefit	18	48,903	65,080	9,436
Contingent consideration, non-current portion		1,800	1,800	261
Total		50,703	66,880	9,697

17.Share-Based Compensation

On June 1, 2017, the Board of Directors of Beijing Quhuo approved the 2017 Share Plan (the “2017 Plan”) for the purpose of providing incentives and rewards to the Company’s senior management, employees and consultants. Under the 2017 Plan, the Company reserved 19.55% of its equity interests.

On August 23, 2019, the Company’s shareholders and Board of Directors approved the 2019 Share Incentive Plan (the “2019 Plan”) which replaced the Company’s 2017 Plan. Under the 2019 Plan, the Company reserved in aggregate 9,502,550 ordinary shares, representing 19.55% equity interest of the Company, to its share-based payment trust to hold options to be awarded to the Company for the purposes of providing incentives and rewards to the Company’s senior management, employees, and other individuals. On August 23, 2019, the Company granted 3,396,372 options, 2,382,344 options, and 583,277 options under the 2019 Plan to employees, non-employees, and the former shareholders as part of the purchase consideration for the business acquisition completed in previous year, respectively. Upon adoption of the 2019 Plan, the vesting terms were modified such that substantially all of the outstanding options would not be exercisable until the completion of the Company’s IPO. The modification was a probable-to-improbable modification as IPO constituted a performance condition that was not considered probable until the IPO completion date. As such, no incremental fair value was recognized unless and until the modified condition becomes probable. The award’s original grant-date fair value is recognized as an expense, over the requisite service period, regardless of whether the modified conditions are satisfied. The performance condition became probable upon the IPO completion date, whereupon the Company recognized incremental share-based compensation amounting of RMB63,574 (US$9,743). As of December 31, 2021, the former shareholders exercised all the 583,277 options under the 2019 Plan.

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

17.Share-Based Compensation (continued)

Employees (continued)

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

In May 2022, three executives withdrew exercises of 1,233,027 options.

A summary of the option activities for employees under the 2019 Plan is as follows:

					Weighted
		Weighted	Weighted		average
		average	average	Aggregate	remaining
	Number of	exercise	grant date	intrinsic	contractual
	options	price	fair value	value	term
		USD	USD	USD
Outstanding as of December 31, 2019	5,583,659	0.07	5.18	28,302	9.0
Granted	349,373	0.21	6.98	—	—
Forfeited	—	—	—	—	—
Outstanding as of December 31, 2020	5,933,032	0.08	5.29	41,992	8.1
Granted	785,917	0.0001	4.86	—	—
Canceled	(2,187,287)	0.0001	5.14	—	—
Exercised	(1,842,456)	0.17	5.46	—	—
Forfeited	—	—	—	—	—
Outstanding as of December 31, 2021	2,689,206	0.06	5.30	2,822	7.5
Exercise withdrawl	1,233,027	0.15	5.13	—	—
Exercised	(127,580)	0.20	6.17	—	—
Outstanding as of December 31, 2022	3,794,653	0.05	5.22	1,300	6.3
Vested and expected to vest as of December 31, 2022	3,794,653	—	—	—	—
Exercisable at December 31, 2022	3,485,968	—	—	—	—

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s ordinary share as of December 31, 2020, 2021 and 2022 and the option’s respective exercise price. For the year ended December 31, 2022, the total intrinsic value of options exercised by employees was RMB199 (US$29). As of December 31, 2022, there was RMB 281 (US$41) of total unrecognized employee share-based compensation expenses related to unvested share-based awards, which will be recognized over the weighted-average period of 1 year.

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

17.Share-Based Compensation (continued)

Non-employees (continued)

On April 19, 2021, the Company granted 1,047,890 options under the 2019 Plan to two non-employees vesting over two years with 40% of the grants vesting immediately on grant date and 30% of the options vesting on the first and second anniversary of the vesting commencement date, respectively.

In May 2022, the Company cancelled 723,738 options previously granted on December 18, 2018 to four non-employees. The Company has fully recognized share-based compensation expense of RMB27,620 (US$4,005) on the grant date.

A summary of the option activities for non-employees under the 2019 Plan is as follows:

					Weighted
		Weighted	Weighted		average
		average	average	Aggregate	remaining
	Number of	exercise	grant date	intrinsic	contractual
	options	price	fair value	value	term
		USD	USD	USD
Outstanding as of December 31, 2019	2,382,344	0.20	5.19	11,762	9.0
Granted	36,539	0.21	8.53	—	—
Forfeited	—	—	—	—	—
Outstanding as of December 31, 2020	2,418,883	0.21	5.24	17,748	8.0
Granted	1,047,890	0.0001	4.86	—	—
Exercised	(1,074,879)	0.46	5.13	—	—
Forfeited	—	—	—	—	—
Outstanding as of December 31, 2021	2,391,894	0.0001	5.12	2,655	8.0
Canceled	(723,738)	0.0001	5.32	—	—
Exercised	(367,462)	0.0001	4.86	—	—
Outstanding as of December 31, 2022	1,300,694	0.0001	5.08	556	7.2
Vested and expected to vest as of December 31, 2022	1,300,694
Exercisable as of December 31, 2022	1,096,566

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s ordinary share as of December 31, 2020, 2021 and 2022 and the option’s respective exercise price. For the year ended December 31, 2022, the total intrinsic value of options exercised by non-employees was RMB 1,084 (US$157). As of December 31, 2022, there was RMB226 (US$33) of total unrecognized non-employee share-based compensation expenses related to unvested share-based awards, which will be recognized over a weighted-average period of 1 year.

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

17.Share-Based Compensation (continued)

Fair value of options (continued)

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

The assumptions used to estimate the fair value of the options granted are as follow:

	For the year ended	For the year ended
	December 31, 2020	December 31, 2021
Risk-free interest rate	0.55%-1.92%	1.61%
Expected volatility	32.54%-33.58%	33%
Suboptimal exercise factor	2.5	2.5
Fair value per ordinary share	USD6.29 - 8.53	USD4.86
Expected dividend yield	0%	0%
Post-vesting forfeiture rate	0%	0%

The binomial-lattice option valuation model considered the contract lives of the options of 10 years.

The Company recognized share-based compensation expense for the years ended December 31, 2020, 2021 and 2022 as follows:

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
General and administrative	80,727	68,932	19,762	2,865
Cost of revenues	1,940	—	—	—
Total share-based compensation expense	82,667	68,932	19,762	2,865

18.Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain arising in Cayman Islands.

BVI

Under the current laws of the BVI, Quhuo BVI is not subject to tax on income or capital gains.

Hong Kong

Quhuo HK is incorporated in Hong Kong and is subject to Hong Kong profits tax of 16.5% on its activities conducted in Hong Kong. No provision for Hong Kong profits tax was made in the consolidated financial statements as Quhuo HK had no assessable income for the years ended December 31, 2020, 2021 and 2022, respectively.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

18.Income Taxes (continued)

PRC

The Company’s subsidiaries, VIE and VIE’s subsidiaries in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008 except for the following entities eligible for preferential tax rates. In 2020, Nantong Runda qualified for the requirements of small and micro-sized enterprise, and its first one million RMB of annual taxable income was eligible for 75% reduction and the taxable income between one million RMB and three million RMB was eligible for 50% reduction and the applicable CIT rate was 20%. In 2021, Nantong Runda did not qualify for the requirements of small and micro-sized enterprise, and the applicable CIT rate is 25%. In 2022, Nantong Runda qualified for the requirements of small and micro-sized enterprise, and its first one million RMB of annual taxable income was eligible for 12.5% reduction and the taxable income between one million RMB and three million RMB was eligible for 50% reduction and the applicable CIT rate was 20%. Hainan Quhuo, Hainan Xinying, Haikou Chengtu, Hainan Huiliu Haikou Chengjing are enterprises registered in the Hainan free trade port and engaged in substantial business in encouraged industries and are therefore entitled to preferential tax rate of 15%. Beijing Quhuo, a subsidiary of VIE, was recognized as high and new technology enterprise (“HNTE”) and was eligible for a preferential tax rate of 15% from 2020 to 2023.

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

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of comprehensive loss were as follows:

	As of December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Current income tax expense	26,168	16,360	26,211	3,800
Deferred income tax benefit	(740)	(4,333)	(5,209)	(755)
Total income tax expense	25,428	12,027	21,002	3,045

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

18.Income Taxes (continued)

Reconciliation between expenses of income taxes

The reconciliations of the income tax expense for the years ended December 31, 2020, 2021 and 2022 were as follows:

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Net income (loss) before income tax expense	19,824	(179,203)	4,588	665
Income tax at statutory tax rate	4,956	(44,801)	1,147	166
International tax rate difference	(7,146)	12,801	14,598	2,116
Effect of preferential tax rates	(3,762)	(4,080)	(9,083)	(1,317)
Non-deductible entertainment expenses	5,738	4,189	4,637	673
Non-deductible stock compensation	20,667	18,020	4,940	716
Other non-deductible expense	3,741	17,576	3,819	554
Research and development expense super-deduction	(885)	(1,562)	(2,003)	(290)
Changes in valuation allowance	560	4,290	424	61
Interest expense	2,520	5,785	2,523	366
Tax rate change	(66)	(191)	—	—
Non-taxable income	(1,617)	—	—	—
Unutilized tax loss	722	—	—	—
Income tax expense	25,428	12,027	21,002	3,045

Deferred tax assets and liabilities

Deferred taxes were measured using the enacted tax rates for the periods in which the temporary differences are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax balances as of December 31, 2021 and 2022 were as follows:

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
Deferred tax assets:
Tax losses carried forward	14,010	17,779	2,578
Accrued expense and other current liabilities	6,100	6,969	1,009
Amortization and depreciation difference	2,928	2,928	425
Bad debt provision	844	1,464	212
Leasing Liability	1,364	980	142
Prepaid rent	258	266	39
Less: valuation allowance	(15,740)	(16,164)	(2,343)
Deferred tax assets, net	9,764	14,222	2,062
Deferred tax liabilities:
Intangible assets	2,166	1,790	260
Right-of-use assets	1,622	1,247	180
Deferred tax liabilities, net	3,788	3,037	440

The Company operates through VIE and subsidiaries of the VIE and valuation allowance is considered for each of the entities on an individual basis. The Company recorded valuation allowance against deferred tax assets of those entities that were in a three-year cumulative financial loss and are not forecasting profits in the near future as of December 31, 2020, 2021 and 2022. In making such determination, the Company also evaluated a variety of factors including the Company’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

18.Income Taxes (continued)

Deferred tax assets and liabilities (continued)

As of December 31, 2020, 2021 and 2022, the Company had taxable losses of RMB51,047, RMB56,041 and RMB81,542 (US$11,822) derived from entities in the PRC, which can be carried forward per tax regulation to offset future taxable income for income tax purposes. The PRC taxable losses will expire from December 31, 2023 to 2027 if not utilized.

Unrecognized Tax Benefit

As of December 31, 2020, 2021 and 2022, the Company had unrecognized tax benefit of RMB36,112, RMB43,311 and RMB55,263 (US$8,012), respectively, of which RMB34,998, RMB40,002 and RMB53,656 (US$7,779) are presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets. It is possible that the amount of unrecognized tax benefit will further change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment. As of December 31, 2020, 2021 and 2022, unrecognized tax benefits of RMB36,012, RMB43,197 and RMB55,149 (US$7,996), respectively, if ultimately recognized, will impact the effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefit was as follows:

	For the year ended December 31,
	2021	2022	2022
	RMB	RMB	US$
Balance at January 1	36,112	43,311	6,280
Increase	8,646	12,449	1,804
Decrease	(1,447)	(497)	(72)
Balance at December 31	43,311	55,263	8,012

In the years ended December 31, 2020, 2021 and 2022, the Company recorded interest expense accrued in relation to the unrecognized tax benefit of RMB2,520, RMB5,785 and RMB2,523 (US$366) in income tax expense, respectively. Accumulated interest expense recorded in unrecognized tax benefit was RMB3,116, RMB8,901and RMB11,424 (US$1,656), respectively, as of December 31, 2020, 2021 and 2022.

As of December 31, 2022, the tax years ended December 31, 2017 through period ended as of the reporting date for the WFOE, the VIE and VIE’s subsidiaries remain open to examination by the PRC tax authorities

19.Ordinary Shares

On July 10, 2020, the Company completed its IPO on the Nasdaq Global Market, or NASDAQ. Upon completion of the IPO, the Company issued 3,788,100 ADSs, representing 3,788,100 Class A ordinary shares at US$10.00 per ADS. Net proceeds from the IPO after deducting issuance cost were RMB244,161 (US$37,419). IPO costs of RMB12,038 (US$1,845) were recorded as reduction of the proceeds from the IPO in shareholders’ equity.

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

As of December 31, 2021 and 2022, the authorized share capital consisted of 500,000,000 shares, of which, 300,000,000 shares were designated as Class A ordinary shares, 6,296,630 shares as Class B ordinary shares, and 193,703,370 shares of such class (or classes) as the board of directors may determine. The rights of the Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 15 votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

19.Ordinary Shares (continued)

As of December 31, 2021, there were 46,379,583 Class A ordinary shares issued and 40,377,645 Class A ordinary shares outstanding, and there were 6,296,630 Class B ordinary shares issued and outstanding. As of December 31, 2022, there were 55,379,583 Class A ordinary shares issued and 48,639,660 Class A ordinary shares outstanding, and there were 6,296,630 Class B ordinary shares issued and outstanding. No Class B ordinary shares were converted into Class A ordinary shares as of December 31, 2022.

20.Earnings/(Loss) Per Share

The rights of the holder of Class A and Class B ordinary shares were identical for all periods presented, except with respect to voting and conversion rights, and therefore, the undistributed earnings were allocated on a proportionate basis and the resulting earnings per share attributable to ordinary shareholders were the same for both Class A and Class B ordinary shares on an individual or combined basis. The following table sets forth the computation of basic net earnings/(loss) per share for the following periods:

	December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Basic Earnings/(Loss) Per Share
Numerator:
Net income/(loss) attributable to ordinary shareholders	3,430	(157,907)	(13,130)	(1,904)
Less: Noncumulative dividends to Preferred Shares	(1,059)	—	—	—
Net income/(loss) attributable to ordinary shareholders for computing basic earnings/(loss) per ordinary share	2,371	(157,907)	(13,130)	(1,904)
Denominator:
Weighted average number of shares outstanding	28,282,187	43,914,204	56,007,723	56,007,723
Earnings/(loss) per share - basic	0.08	(3.60)	(0.23)	(0.03)

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

20.Earnings/(Loss) Per Share (continued)

The following table sets forth the computation of diluted net earnings/(loss)per share for the following periods:

	December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Diluted Earnings/(Loss) Per Share
Numerator:
Net income/(loss) attributable to ordinary shareholders for computing basic earnings/(loss) per ordinary share	2,371	(157,907)	(13,130)	(1,904)
Add: Noncumulative dividends to Preferred Shares	1,059	—	—	—
Net income/(loss) attributable to ordinary shareholders for computing diluted earnings/(loss) per ordinary share	3,430	(157,907)	(13,130)	(1,904)
Denominator:
Weighted average number of shares outstanding	28,282,187	43,914,204	56,007,723	56,007,723
Dilutive share options	7,561,986	—	—	—
Weighted average number of effect of convertible Preferred Shares	12,627,507	—	—	—
Weighted average ordinary shares issuable in connection with business combination	46,307	—	—	—
Weighted average number of shares outstanding- diluted	48,517,987	43,914,204	56,007,723	56,007,723
Earnings/(loss) per share - diluted	0.07	(3.60)	(0.23)	(0.03)

For the years ended December 31, 2021 and 2022, the computation of basic loss per share using the two-class method is not applicable as the Company was in a net loss position. For the year ended December 31, 2020, the two-class method is applicable because the contingently redeemable ordinary shares have right to participate in the earnings for the portion of the period they are outstanding. The effects of all outstanding contingently redeemable ordinary shares and share options were excluded from the computation of diluted loss per share for the years ended December 31, 2021 and 2022, as the effect would be anti-dilutive. For the year ended December 31, 2020, potential dilutive shares consist of incremental ordinary shares issuable upon the exercise of outstanding options calculated under treasury method, weighted average effect of convertible redeemable ordinary shares for the period they were outstanding under if-converted method and weighted average number of ordinary shares issuable in connection with a business combination.

21.Restricted Net Assets

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

21.Restricted Net Assets (continued)

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

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries and VIE with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts restricted include paid-in capital and statutory reserve of the Company’s PRC subsidiaries and the VIE, totalling approximately RMB190,961 (US$27,687) as of December 31, 2022; therefore in accordance with Rules 504 and 4.08(e)(3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2020, 2021 and 2022 and for each of the three years in the period ended December 31, 2022 are disclosed in Note 25.

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

22.Commitments and Contingencies

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

23.Related Party Transactions

Names of the related parties	Relationship with the Company
Hainan Huiliu Tianxia Network Technology Co., Ltd.(“Hainan Huiliu”)	Entity controlled by a principle shareholder
Shenyang Bokai Network Technology Co., Ltd. (“Shenyang Bokai”)	Entity controlled by management

Amounts due from related parties as of December 31, 2021 and December 31, 2022 were as follows:

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
Amounts due from related parties：
Hainan Huiliu	4,787	3,876	562

Amounts due from Hainan Huiliu were unsecured, interest-free and have fixed terms of repayment,which were advance made and settled in February.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

23.Related Party Transactions (continued)

Amounts due to related parties as of December 31, 2021 and December 31, 2022 were as follows:

	As of December 31,
	2021	2022	2022
Amount due to related parties:	RMB	RMB	US$
Shenyang Bokai	245	—	—

Amounts due to Shenyang Bokai were labor recruitment services fee to be paid. The amounts were paid in March 2022.

Transactions with related parties for the years ended December 31, 2020, 2021 and 2022:

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Labor consulting service received from:
Hainan Huiliu	—	54,525	63,474	9,203
Shenyang Bokai	—	1,525	1,635	237
Total	—	56,050	65,109	9,440

The Company received labor recruitment services from Hainan Huiliu and Shenyang Bokai and recorded labor recruitment cost in cost of revenues.

24.Fair Value Measurement

(a)Assets and liabilities measured or disclosed at fair value on a recurring basis

In accordance with ASC 820, the Company measures short-term investments and payables for contingent consideration for business acquisitions at fair value on a recurring basis. Short-term investments include structured notes with a variable interest rate and equity investment in a mutual fund with fair value measurement. The short-term investments in structured notes are recorded at fair value based on quoted prices provided by banks at the end of each period. The Company classifies the valuation techniques that use these inputs as Level 2 of fair value measurements. The Company measures the fair value of contingent consideration for business combination using 1) management’s estimate of the acquiree’s pre-tax operating profit for the years ended December 31, 2019, 2) management’s estimate of the acquiree’s certain revenue and net profit for the year ending December 31, 2021, 2022 and 2023, and 3) as well as the discount factor which considers the time value of money and credit risk. The Company measured the payables for contingent consideration at fair value on a recurring basis using significant unobservable inputs (Level 3) as of the year ended December 31, 2022. Significant increases (decreases) in the inputs used in the fair value measurement of Level 3 contingent consideration in isolation would result in a significant higher (lower) fair value measurement.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

24.Fair Value Measurement (continued)

(a)Assets and liabilities measured or disclosed at fair value on a recurring basis (continued)

As of December 31, 2021and 2022, assets and liabilities measured or disclosed at fair value on a recurring basis are summarized below:

		Fair value measurement or disclosure
		at December 31, 2021 using
		Quoted prices in		Significant
		active market for	Significant other	unobservable
	Total fair value at	identical assets	observable inputs	inputs	Total (losses)
	December 31, 2021	(Level 1)	(Level 2)	(Level 3)	gains
	RMB	RMB	RMB	RMB	RMB
Assets
Short-term investments, structured notes - recurring	69,548	—	69,548	—	—
Short-term investments, alternative investment fund (1)	109,282	—	—	—	(52,877)
Total	178,830	—	69,548	—	(52,877)
Liabilities
Purchase consideration payables	16,002	—	—	16,002	—
Contingent consideration	1,800	—	—	1,800	1,100
Total	17,802	—	—	17,802	1,100

		Fair value measurement or disclosure
		at December 31, 2022 using
		Quoted prices in		Significant
		active market for	Significant other	unobservable
	Total fair value at	identical assets	observable inputs	inputs
	December 31, 2022	(Level 1)	(Level 2)	(Level 3)	Total losses
	RMB	RMB	RMB	RMB	RMB
Assets
Short-term investments, structured notes-recurring	2,500	—	2,500	—	—
Short-term investments, alternative investment fund (1)	61,855	—	—	—	(49,664)
Total	64,355	—	2,500	—	(49,664)
Liabilities
Purchase consideration payables	15,845	—	—	15,845	—
Contingent consideration	1,800	—	—	1,800	—
Total	17,645	—	—	17,645	—
(1)	Investments are measured at fair value using NAV as a practical expedient. These investments have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the consolidated statements of balance sheets.

The Company did not transfer any assets or liabilities in or out of Level 3 during the years ended December 31, 2020, 2021 and 2022.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

24.Fair Value Measurement (continued)

(b)Assets and liabilities measured at fair value on a nonrecurring basis

The Group’s goodwill and intangible assets are primarily acquired through business acquisitions. Purchase price allocation are measured at fair value on a nonrecurring basis as of the acquisition dates. The Group measures its goodwill and intangible assets at fair value on a nonrecurring basis annually or whenever events or changes in circumstances indicate that carrying amount of a reporting unit exceeds its fair value. Acquired intangible assets are measured using the income approach - discounted cash flow method when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The Group recognized impairment loss related to goodwill and acquired intangible assets arising from acquisitions of RMB55,038 and RMB4,882(US$708) for the years ended December 31, 2021 and 2022, respectively.

25.Condensed Financial Information of the Parent Company

The following is the condensed financial information of the parent Company on a parent company only basis.

Condensed balance sheets

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
Assets:
Current assets
Cash	8,612	7,157	1,038
Short-term investments	109,282	61,855	8,968
Inter-group balance due from VIE, WFOE and subsidiaries	82,687	88,264	12,797
Total current assets	200,581	157,276	22,803
Non-current assets
Investments in subsidiaries, VIE and VIE’s subsidiaries	270,360	345,026	50,024
Total non-current assets	270,360	345,026	50,024
Total Assets	470,941	502,302	72,827
Liabilities:
Other Liabilities	—	1,140	165
Total Liabilities	—	1,140	165
Shareholders’ equity:
Ordinary shares (US$0.0001 par value; 300,000,000 Class A ordinary shares authorized, 46,379,583 and 55,379,583 shares issued, and 40,377,645 and 48,639,660 shares outstanding as of December 31, 2021 and 2022, respectively; 6,296,630 and 6,296,630 Class B ordinary shares authorized, issued and outstanding as of December 31, 2021 and 2022, respectively; 193,703,370 and 193,703,370 shares (undesignated) authorized, nil and nil shares (undesignated) issued and outstanding as of December 31, 2021 and 2022, respectively)	37	43	6
Additional paid-in capital	1,855,897	1,885,637	273,392
Accumulated deficit	(1,366,734)	(1,379,864)	(200,061)
Accumulated other comprehensive loss	(18,259)	(4,654)	(675)
Total shareholders’ equity	470,941	501,162	72,662
Total liabilities and shareholders’ equity	470,941	502,302	72,827

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

25.Condensed Financial Information of the Parent Company (continued)

Condensed statements of comprehensive loss

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Cost of revenues	(2,175)	—	—	—
General and administrative	(85,919)	(2,241)	(8,722)	(1,264)
Foreign exchange loss	(1,515)	692	(5)	(1)
Other income/(loss), net	35,527	(52,804)	(49,664)	(7,201)
Share of gain/(loss) in subsidiaries, the VIE and the VIE’ subsidiaries	57,512	(103,554)	45,261	6,562
Income/(loss) before income tax	3,430	(157,907)	(13,130)	(1,904)
Income tax expenses	—	—	—	—
Net income/(loss) attributable to ordinary shareholders	3,430	(157,907)	(13,130)	(1,904)
Comprehensive income/(loss)	3,430	(157,907)	(13,130)	(1,904)

Condensed statements of cash flows

	For the year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
Net income /(loss)	3,430	(157,907)	(13,130)	(1,904)
Share of (loss)/gain in subsidiaries, VIE and VIE’s Subsidiaries	(57,512)	103,554	(45,261)	(6,562)
Share-based compensation	82,667	—	19,762	2,865
Other income/(loss), net	(35,527)	52,877	49,664	7,201
Provision for other receivables	648	—	—	—
Unrealized foreign exchange loss (gain)	146	214	(627)	(91)
Changes in operating assets and liabilities	1,915	247	(18,072)	(2,880)
Net cash used in operating activities	(4,233)	(1,015)	(7,664)	(1,371)
Net cash used in investing activities	(129,854)	—	5,582	809
Net cash provided by financing activities	143,972	1	—	—
Effect of exchange rate changes on cash	(146)	(214)	627	92
Net increase (decrease)in cash	9,739	(1,228)	(1,455)	(470)
Cash at beginning of the year	101	9,840	8,612	1,508
Cash at end of the year	9,840	8,612	7,157	1,038

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

25.Condensed Financial Information of the Parent Company (continued)

Basis of presentation (continued)

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

26.Subsequent Events

As a result of the declaration of FDIC according to insolvency of Silicon Valley Bank (“SVB”) on March 10, 2023, the Company withdraw almost all our deposits with SVB. The remaining deposits at SVB as of the date of this annual report is not material.