Form 20-F
period 2023-12-31
QUHUO Ltd
filed 2024-04-17
CIK 1781193

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Cayman Islands

(Jurisdiction of incorporation)

3F, Building A, Xin’anmen, No. 1 South Bank

Huihe South Street,

Chaoyang District

Beijing 100020

The People’s Republic of China

(Address of principal executive offices)

Zhen Ba, Chief Financial Officer

Telephone: (+86-10) 8576 5328

E-mail: barry@meishisong.cn

3F, Building A, Xin’anmen, No.1 South Bank

Huihe South Street, Chaoyang District

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

This annual report on Form 20-F includes our audited consolidated financial statements for the 2021, 2022 and 2023 fiscal years.

This annual report on Form 20-F contains information from an industry report commissioned by us and prepared by Frost & Sullivan in 2020, an independent research firm, to provide information regarding our industry and our market position in China. We refer to this report as the F&S report.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at RMB7.0999 to US$1.00, the noon buying rate in effect on December 29, 2023 as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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
(British Virgin Islands)
100%
Quhuo Technology Investment (Hong Kong) Limited
(Hong Kong)
100%
Quhuo (Hong Kong) Limited Auto Limited
(Hong Kong)
51%
Quhuo International Trade (HK) Limited
(Hong Kong) (1)
Outside China
Inside China
100%
Beijing Quhuo Information Technology Co., Ltd.
Beijing Quhuo Technology Co., Ltd. (2)
100%
Shanghai Yijida Network Technology Co., Ltd.
100%
Shanghai Quhuo Network Technology Co., Ltd.
100%
Shanghai Kuike Network Technology Co., Ltd.
100%
Ningbo Dagong Network Technology Co., Ltd.
70%
Nantong Runda Marketing Planning Co., Ltd.(3)
100%
Hainan Quhuo Technology Co., Ltd. Hainan
55%
Haikou Chengtu Network Technology Co., Ltd.(5)
100%
Lailai Information Technology (Shenzhen) Co., Ltd.(6)
Other subsidiaries
100%
Ningbo Xinying Network Technology Co., Ltd.
100%
Hainan Xinying Technology Co., Ltd.
51%
Jiangxi Youke Automobile Rental Service Co., Ltd.(4)
Equity Interests
Contractual Arrangements

(1)	The remaining 49% of the ownership interests of Quhuo International Trade (HK) Limited is owned by Mr. Bo Liang, the general manager of Quhuo International Trade (HK) Limited, and four other unaffiliated third parties.
(2)	The shareholders of Beijing Quhuo Technology Co., Ltd., or Beijing Quhuo, include Ms. Peilin Yu, sister of Mr. Leslie Yu, Mr. Shuyi Yang, Mr. Zhen Ba, Ningbo Maiken Investment Management LLP and Mr. Tongtong Li, holding 25.7264%, 24.9784%, 9.6547%, 38.8250% and 0.8154% of the equity interests of the VIE, respectively.
(3)	The remaining 30% of the equity interests of Nantong Runda Marketing Planning Co., Ltd. is owned by two independent individuals.
(4)	The remaining 49% of the equity interests of Jiangxi Youke Automobile Rental Service Co., Ltd. is owned by an independent individual.
(5)	The remaining 45% of the equity interest of Haikou Chengtu Network Technology Co., Ltd. is owned by three independent third parties.

(6)	In November 2020, we acquired a 54.22% equity interest in Lailai Information Technology (Shenzhen) Co., Ltd., an on-demand workforce platform that specializes in housekeeping solutions for hotels and B&Bs. In January 2022, we acquired the remaining 45.78% equity interest in Lailai.

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

Our Operations in China and Permissions Required from the PRC Authorities for Our Operations

We are a company incorporated in the Cayman Islands, and WFOE, our PRC subsidiary, is a foreign-invested enterprise under PRC laws. We do not have any substantive business operations on our own, and we conduct our business in China through Beijing Quhuo, the VIE, and its subsidiaries in China, and may in the future commence or acquire businesses that are subject to the restrictions with respect to value-added telecommunications services as set out in the Negative List (2021 Version) promulgated by the Ministry of Commerce, or MOFCOM, and the National Development and Reform Commission, or the NDRC.

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

Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our subsidiaries in China and the VIE have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, our subsidiaries and the VIE in China, including, among others, the ICP license, human resources service license, courier business license, road transportation operating license and labor dispatch operating license. However, due to the uncertainties of interpretation and implementation of relevant laws and regulations, and the enforcement practice by government authorities in the PRC, we cannot assure you that we and the VIE have obtained all the permits or licenses required for conducting our and the VIE’s business in China, or that we and the VIE will be able to renew existing licenses and permits in the future. We and the VIE may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our respective platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we fail to obtain requisite approvals, licenses or permits applicable to our business or to comply with applicable laws and regulations, our business, financial condition, results of operations and prospects may be materially and adversely affected.”

As of the date of this annual report, we, our PRC subsidiary, and the VIE and its subsidiaries have not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice or sanction. As of the date of this annual report, we, our PRC subsidiary and the VIE are not required to obtain approval or permission from China Securities Regulatory Commission, or the CSRC, the Cyberspace Administration of China, or the CAC, or any other regulatory entity for the operations of our PRC subsidiary, the VIE and its subsidiaries, or for us to maintain our listing status on a U.S. stock exchange under any currently effective PRC laws, regulations, and regulatory rules. However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of and the filing with the CSRC or other PRC government authorities are required in connection with our offshore offerings under PRC law, and we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

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

In 2021, 2022 and 2023, Quhuo Limited did not provide loans to WFOE. In 2021, 2022 and 2023, WFOE transferred nil, nil and RMB13.3 million (US$1.9 million) to the VIE, respectively.

The VIE may transfer cash to WFOE by paying service fees according to the exclusive business cooperation agreement. In 2021, 2022 and 2023, WFOE charged financial support fees under the exclusive business cooperation agreement of RMB13.8 million, RMB13.9 million and RMB13.0 million (US$1.8 million), respectively, and the total amount of service fees that the VIE paid to WFOE were RMB16.2 million, RMB19.3 million and RMB28.4 million (US$4.0 million), respectively. In 2021, 2022 and 2023, the VIE provided loans of RMB3.4 million, RMB9.9 million and nil to WFOE as working capital support, respectively.

In 2021, 2022 and 2023, no dividends or distributions were made to Quhuo Limited by our subsidiaries. Under PRC laws and regulations, our PRC subsidiary and the VIE are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiary and the VIE, totaling RMB395.5 million, RMB191.0 million and RMB227.4 million (US$32.0 million) as of December 31, 2021, 2022 and 2023, respectively. Furthermore, cash transfers from our PRC subsidiary to entities outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiary and the VIE to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—We may rely on dividends paid by our PRC subsidiary to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.”

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

Financial Information Related to the VIE

The following table presents the selected condensed consolidated balance sheet information relating to Quhuo Limited, or the Parent, WFOE, the VIE and its subsidiaries as of December 31, 2022 and 2023.

	As of December 31, 2022
			VIE and its
	Parent	WFOE	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Cash	7,157	708	87,579	—	95,444
Inter-group balance due from	88,264	58,489	18	(146,771)	—
Other current assets	61,855	22,646	560,516	(21,240)	623,777
Total current assets	157,276	81,843	648,113	(168,011)	719,221
Investment in subsidiaries, the VIE and its subsidiaries	345,026	—	—	(345,026)	—
Other non-current assets	—	227	336,169	—	336,396
Total non-current assets	345,026	227	336,169	(345,026)	336,396
Total assets	502,302	82,070	984,282	(513,037)	1,055,617
Inter-group balance due to	—	88,282	58,489	(146,771)	—
Other liabilities	1,140	823	500,912	55,165	558,040
Total liabilities	1,140	89,105	559,401	(91,606)	558,040
Total shareholders’ equity	501,162	(7,035)	424,881	(421,431)	497,577
Total liabilities and shareholders’ equity	502,302	82,070	984,282	(513,037)	1,055,617

	As of December 31, 2023
	Parent and its		VIE and its
	subsidiaries	WFOE	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Cash	905	590	43,690	—	45,185
Inter-group balance due from	104,872	44,054	—	(148,926)	—
Other current assets	68,379	53,003	544,293	(11,427)	654,248
Total current assets	174,156	97,647	587,983	(160,353)	699,433
Investment in subsidiaries, the VIE and its subsidiaries	344,955	—	—	(344,955)	—
Other non-current assets	—	111	332,390	2	332,503
Total non-current assets	344,955	111	332,390	(344,953)	332,503
Total assets	519,111	97,758	920,373	(505,306)	1,031,936
Inter-group balance due to	—	104,882	44,054	(148,936)	—
Other liabilities	11,531	(272)	470,232	45,167	526,658
Total liabilities	11,531	104,610	514,286	(103,769)	526,658
Total shareholders’ equity	507,580	(6,852)	406,087	(401,537)	505,278
Total liabilities and shareholders’ equity	519,111	97,758	920,373	(505,306)	1,031,936

The following table presents the selected condensed consolidated statements of comprehensive (loss)/income and cash flows relating to the Parent, WFOE, the VIE and its subsidiaries as of December 31, 2021, 2022 and 2023.

Selected condensed consolidated statements of comprehensive loss data

	Year Ended December 31, 2021
			VIE and its
	Parent	WFOE	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Revenues	—	13,766	4,025,279	(13,766)	4,025,279
Cost of revenues	—	(97)	(3,849,585)	—	(3,849,682)
Operating and other expenses	(54,353)	(16,241)	(296,233)	—	(366,827)
(Loss)/gain from VIE and its subsidiaries	(103,554)	—	—	103,554	—
Net (loss)/income	(157,907)	(2,572)	(120,539)	89,788	(191,230)

	Year Ended December 31, 2022
			VIE and its
	Parent	WFOE	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Revenues	—	13,864	3,820,378	(13,864)	3,820,378
Cost of revenues	—	(63)	(3,567,627)	—	(3,567,690)
Operating and other expenses	(58,391)	(17,279)	(190,812)	(2,620)	(269,102)
(Loss)/gain from VIE and its subsidiaries	45,261	—	—	(45,261)	—
Net (loss)/income	(13,130)	(3,478)	61,939	(61,745)	(16,414)

	Year Ended December 31, 2023
	Parent and its		VIE and its
	subsidiaries	WFOE	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Revenues	154,455	12,990	3,547,932	(12,990)	3,702,387
Cost of revenues	(151,940)	(23)	(3,383,816)	1	(3,535,778)
Operating and other expenses	(3,415)	(12,784)	(141,886)	(2,516)	(160,601)
(Loss)/gain from VIE and its subsidiaries	8,141	—	—	(8,141)	—
Net income/(loss)	7,241	183	22,230	(23,646)	6,008

Selected condensed consolidated cash flow information

	Year Ended December 31, 2021
			VIE and its
	Parent	WFOE	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Net cash (used in) provided by operating activities	(1,015)	(2,179)	(27,699)	—	(30,893)
Net cash (used in) provided by investing activities	—	(1,190)	(112,604)	3,381	(110,413)
Net cash (used in) provided by financing activities	1	3,380	68,673	(3,381)	68,673
Effect of exchange rate changes	(214)	—	—	—	(214)
Net increase (decrease) in cash and restricted cash	(1,228)	11	(71,630)	—	(72,847)

	Year Ended December 31, 2022
			VIE and its
	Parent	WFOE	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Net cash (used in) provided by operating activities	(7,664)	(31,672)	114,059	—	74,723
Net cash (used in) provided by investing activities	5,582	2,663	39,767	29,199	77,211
Net cash (used in) provided by financing activities	—	29,199	(82,140)	(29,199)	(82,140)
Effect of exchange rate changes	627	—	(306)	—	321
Net increase (decrease) in cash and restricted cash	(1,455)	190	71,380	—	70,115

	Year Ended December 31, 2023
	Parent and its		VIE and its
	subsidiaries	WFOE	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Net cash (used in) provided by operating activities	(7,787)	(14,530)	(74,965)	—	(97,282)
Net cash (used in) provided by investing activities	1,419	(22)	2,552	14,435	18,384
Net cash (used in) provided by financing activities	—	14,435	24,221	(14,435)	24,221
Effect of exchange rate changes	116	—	(6)	—	110
Net increase (decrease) in cash and restricted cash	(6,252)	(117)	(48,198)	—	(54,567)

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

On August 26, 2022, the CSRC, the Ministry of Finance of China, and the PCAOB signed a statement of protocol agreement, or the Protocol, which established a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. Pursuant to the Protocol, the PCAOB has the sole discretion in selecting the subject of its inspections and investigations without input from the Chinese authorities, and procedures are in place to allow PCAOB inspectors and investigators to review complete audit working papers of accounting firms located in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022, and the PCAOB Board vacated its previous determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. For this reason, we were not identified as a “Commission-identified issuer” under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022 and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023. However, it remains uncertain whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong, which depends on a number of factors beyond our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and will continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

Our financial statements contained in the annual report on Form 20-F for the fiscal year ended December 31, 2023 have been audited by an independent registered public accounting firm, Marcum Asia CPAs LLP, or Marcum Asia, which is registered with the PCAOB and subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Marcum Asia is headquartered in New York, New York, and, as of the date of this annual report, has not been determined by the PCAOB as being unable to be inspected or investigated completely.

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

We launched on-demand delivery solutions in February 2013 with a focus on prepared food, and recently expanded our service scope to the delivery of other items, such as grocery and fresh food. We also expanded our solutions to certain other industries in recent years, such as shared-bike maintenance, ride-hailing, freight service, and housekeeping and accommodation solutions. In addition, we announced our international business initiative of our vehicle export solutions in 2023, with a focus on the international trade and export of new energy vehicles. Our platform and business model in these new industries have not been fully proven given our limited operating history, which may subject us to a number of uncertainties and additional costs and expenses, and adversely impact our ability to project and plan for future growth. For example, as we lease vehicles to ride-hailing drivers on our platform, our ride-hailing solutions operate under a relatively capital-intensive model, which is different from our other solutions and may have an adverse impact on our cash flow. In addition, we may be required to comply with new laws and regulations applicable to these industries. We may also compete with one or more existing market leaders in such industries we expand into who may have gained competitive edge with their experience and existing brand recognition among customers.

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

A limited number of industry customers have contributed a significant portion of our revenues in the past. We generated approximately 92%, 93% and 90% of our total revenues from three major industry customers in 2021, 2022 and 2023, respectively, including Meituan and Ele.me. Although we continually seek to diversify our customer base, we cannot assure you that the proportion of the revenue contribution from these industry customers to our total revenues will decrease in the near future, as the on-demand delivery market is highly concentrated. Other on-demand consumer service markets that we serve are also relatively concentrated with a limited number of market players.

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

We incurred net loss of RMB191.2 million and RMB16.4 million in 2021 and 2022, respectively, and we recorded net income of RMB6.0 million (US$0.8 million) in 2023. We recorded net cash generated from operating activities of RMB74.7 million in 2022, and net cash used in operating activities of RMB30.9 million and RMB97.3 million (US$13.7 million) in 2021 and 2023, respectively. We cannot assure you that we will be able to generate net profit or generate positive cash flow from operating activities in the future. Our ability to achieve and maintain profitability will depend in large part on our ability to control expenses and manage our growth effectively. We expect to continue to make investments in the development and expansion of our business, which will place significant demands on our management and our operational and financial resources. Continuous expansion may increase the complexity of our business, and we may encounter various difficulties. We may fail to develop and improve our operational, financial and management controls, enhance our financial reporting systems and procedures, recruit, train and retain highly skilled personnel, or maintain customer satisfaction to effectively support and manage our growth. If we invest substantial time and resources to expand our operations but fail to manage the growth of our business and capitalize on our growth opportunities effectively, we may not be able to achieve or maintain profitability, and our business, financial condition, results of operations and prospects would be materially and adversely affected.

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

We and the VIE may fail to obtain all requisite approvals, licenses or permits applicable to our and the VIE’s business or renew them upon expiration in a timely manner. For example, failure to pass the annual inspection of our ICP license for the operation of our and the VIE’s website could subject us and the VIE to fines, sanctions, or injunction orders. As of the date of this annual report, our subsidiaries in China and the VIE have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, our subsidiaries and the VIE in China. However, we and the VIE may be required to obtain additional licenses or permits as a result of business expansion, change in operations, change in the interpretation or enforcement of existing laws and regulations, or the emergence of new applicable laws and regulations.

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

If we are unable to manage the risks presented by our international expansion, our business, results of operations and financial condition would be materially adversely affected.

We are continuing to expand our operations into additional international markets. In 2023, we announced our international business initiative of our vehicle export solutions, with a focus on the international trade and export of new energy vehicles. However, offering our solutions in a new geographical area involves numerous risks and challenges. For example, addressing licensing requirements in any new geographic market requires us to make substantial investments of time, capital and other resources, and our business could fail if such investments do not succeed. There can be no assurance that we will succeed or achieve any return on these investments.

In addition to the above, our international expansion exposes us to other risks, some of which are beyond our control:

●	operational and compliance challenges caused by distance, language and cultural differences;
●	the cost and resources required to establish our local team;
●	unexpected, more restrictive, differing, and conflicting laws and regulations, including those laws governing vehicle export, taxes, payments processing, marketing activities, intellectual property, data collection and privacy, security, data transfer, and other activities relevant to our business;
●	uncertainties regarding the interpretation of national and local laws and regulations, uncertainty in the enforceability of legal rights, and uneven application of laws and regulations to businesses;
●	competition with companies that understand local markets better than we do, or that have a local presence and pre-existing relationships with potential customers;
●	difficulties in managing and staffing international operations, including due to differences in legal, regulatory, and collective bargaining processes;
●	fluctuations in currency exchange rates, and in particular, decreases in the value of foreign currencies relative to the RMB and U.S. dollar;
●	increased financial accounting and reporting burdens, and complexities and difficulties in implementing and maintaining adequate internal controls in an international operating environment; and
●	political, social, and economic instability abroad, terrorist attacks, and security concerns in general.

Increased operating expenses, decreased revenue, negative publicity and other stakeholders or other adverse impacts from any of the above factors or other risks related to our international operations could materially and adversely affect our brand, reputation, business, results of operations and financial condition.

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

We have acquired, and may continue to acquire other assets, technologies, products and businesses that are complementary to our existing business or otherwise. We may also enter into strategic partnerships or cooperation agreements with other businesses to expand our platform. Negotiating these transactions can be time-consuming, challenging and expensive, and our ability to close these transactions may often be subject to regulatory approvals that are beyond our control. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to intangible assets, significant diversion of management attention and exposure to potential unknown liabilities of the acquired business. Moreover, the cost of identifying and consummating investments and acquisitions and integrating the acquired businesses into ours may be significant, and the integration of acquired businesses may be disruptive to our existing business operations. Consequently, these transactions, even if undertaken and announced, may not close. For one or more of those transactions, we may issue additional equity securities that would dilute our shareholders’ ownership interest, use cash that we may need in the future to operate our business, incur debt on terms unfavorable to us or that we are unable to repay, incur expenses or substantial liabilities, encounter difficulties retaining key employees of the acquired company or integrating diverse software codes or business cultures, encounter difficulties in assimilating acquired operations, encounter diversion of management’s attention to other business concerns, and become subject to adverse tax consequences, substantial depreciation, impairment losses, or deferred compensation charges. For example, we recorded goodwill impairment of RMB52.0 million in 2021, RMB4.9 million in 2022 and nil in 2023. Our goodwill impairment in 2021 was related to the business we acquired for our housekeeping solutions and was primarily due to the impact of the COVID-19 pandemic, which delayed the business integration progress and impacted the business growth rate. Our goodwill impairment in 2022 was related to the reduced service scope of our shared-bike maintenance solutions. If our investments and acquisitions are not successful, our business, financial condition, results of operations and prospects may be materially and adversely affected.

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

China’s economy has experienced significant growth, which has resulted in and may further lead to inflation and increased labor costs, energy costs, and vehicle purchase, rental and maintenance costs. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2021, 2022 and 2023 were increases of 0.9%, 2.0% and 0.2%, respectively. Consequently, the costs incurred by workers when providing services on our platform have increased, which in turn has increased our cost of revenue. Our costs and operating expenses associated with energy consumption or vehicle leasing may also increase, which would materially and adversely affect our profit margin. If inflation in China continue to increase and we are unable to pass on these increased costs and expenses to our industry customers by increasing our service fees, our cost of revenue and operating expenses will continue to grow, and our business, financial condition, results of operations and prospects could be materially and adversely affected.

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

For example, since the breakout of the COVID-19 pandemic, many businesses and social activities in China and other countries and regions have been severely disrupted, including those of our industry customers. The global outbreak has also caused market panics, which materially and negatively affected the global financial markets, such as the plunge of global stocks on major stock exchanges in the middle of March 2020. Such disruption and the potential slowdown of the global economy have had and could continue to have a material adverse effect on our results of operations and financial condition. For instance, in 2021, we experienced a surge in the number of delivery orders during the Chinese New Year as a result of the continuing impact of the COVID-19, which exceeded our normal delivery capacity. As a result, we temporarily adopted a subsidy policy to attract, retain and incentivize our workers to perform delivery services during the Chinese New Year. On the other hand, government efforts to contain the spread of COVID-19 adversely affected the customer demand of our other solutions, including mobility service solutions and housekeeping and accommodation solutions. Specifically, the PRC governments at all levels have strategically adjusted pandemic prevention policies and lift the restrictive measures aimed at controlling the spread of the COVID-19 virus since December 2022, and there had been a noticeable uptick in infections among people, which resulted in enterprises imposing their own alternative working arrangements. As a result, we and the VIE experienced temporary disruption to business operations where many of our employees and workers on our platform were infected with COVID-19 in December 2022. In addition, as the COVID-19 pandemic has resulted in significant financial market volatility and uncertainty, a continuation or worsening of the levels of market disruption and volatility in the future could materially and adversely affect our access capital, business, financial condition and results of operations and the market price of the ADSs. To the extent that any catastrophe, including outbreaks of health pandemics and other extraordinary events, disrupts normal business operations and traveling in China, we may face disrupted market demand and operational challenges with our services.

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

We have adopted an equity incentive plan that permits the grant of share options, restricted shares and restricted share units as equity-based awards, to our directors, officers, employees and consultants. We are required to recognize share-based compensation expenses based on the fair value of such share options granted to employees, officers, directors and consultants. We believe the granting of share-based compensation is important to our ability to attract, retain and motivate our management team and qualified employees, and we will continue to grant share-based compensation to employees in the future. We recorded share-based compensation expenses of RMB68.9 million, RMB19.8 million and RMB(0.5) million (US$(0.07) million) in 2021, 2022 and 2023 for options granted under a previous share incentive plan, respectively. As of the date of this annual report, we have granted options to purchase 9,502,550 ordinary shares under our 2019 Share Incentive Plan. See “Item 6—Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan” for details. If we adopt new equity incentive plans in the future and grant additional share options or other equity incentives to our employees, directors or consultants thereunder, our expenses associated with share-based compensation may increase significantly, which may have a material and adverse effect on our business, financial condition, results of operations and prospects.

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

We may consider launching registered or exempted offerings of our securities in the United States to obtain additional financing in the future. On February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures regulate both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime. Based on the Overseas Listing Trial Measures and the clarification issued by at a press conference held by CSRC, we believe that we will be required to complete the filing procedures with the CSRC in connection with our future offshore offerings, if any. See “—Risks Related to Doing Business in China—The approval of and the filing with the CSRC or other PRC government authorities are required in connection with our offshore offerings under PRC law, and we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.” We cannot assure you that we can complete the filing procedures in a timely manner or at all, or that new rules or regulations promulgated in the future will not impose any additional requirement or otherwise tightening the regulations on companies with contractual arrangements. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be impaired, and our business, financial condition, results of operations and prospects may be materially and adversely affected.

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

Commencing with our fiscal year ended December 31, 2021, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. Our management has concluded that, as of December 31, 2023, our existing disclosure controls and procedures and internal control over financial reporting were effective. See “Item 15. Disclosure Controls and Procedures” for details.

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

Our revenues are all sourced from China. Accordingly, our business, financial condition, results of operations and prospects are influenced by economic, political and legal developments in China. Economic reforms begun in the late 1970s have resulted in significant economic growth. However, any economic reform policies or measures in China may from time to time be modified or revised. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 40 years, growth has been uneven across different regions and among different economic sectors.

The PRC government exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Although the PRC economy has grown significantly in the past decade, that growth may not continue, as evidenced by the slowing of the growth of the PRC economy since 2012. In addition, China’s economic condition has been, and may continue to be, impacted by the global outbreak of COVID-19. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business, financial condition and results of operations, lead to reduction in demand for our services and adversely affect our competitive position.

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

Accordingly, government actions in the future, including any decision to intervene or influence the operations of our PRC subsidiary or the affiliated entities at any time, or to exert control over an offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of our PRC subsidiary or the affiliated entities, may limit or completely hinder our ability to offer or continue to offer securities to investors, and/or may cause the value of such securities to significantly decline or be worthless. See “—The approval of and the filing with the CSRC or other PRC government authorities are required in connection with our offshore offerings under PRC law, and we cannot predict whether or for how long we will be able to obtain such approval or complete such filing” for details.

The approval of and the filing with the CSRC or other PRC government authorities are required in connection with our offshore offerings under PRC law, and we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

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

On December 27, 2021, the National Development and Reform Commission and the Ministry of Commerce jointly issued the Negative List (2021 Version), which became effective on January 1, 2022. Pursuant to the Negative List (2021 Version), if a PRC company engaging in the prohibited business stipulated in the Negative List (2021 Version) seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. The foreign investors of the issuer shall not be involved in the company’s operation and management, and their shareholding percentages shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. As the 2021 Negative List is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial condition and business prospect may be adversely and materially affected.

On February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, which became effective on March 31, 2023, or, collectively, the Guidance Rules and Notice. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures provides that an overseas listing or offering is explicitly prohibited, if any of the following: (1) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (2) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (4) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (5) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

The Overseas Listing Trial Measures also provides that if the issuer meets both the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (1) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (2) the main parts of the issuer’s business activities are conducted in China, or its main place(s) of business are located in China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual material events in China.

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

On January 5, 2024, we entered into a purchase agreement with VG Master Fund SPC, or VG, as amended and restated on February 8, 2024, or the Purchase Agreement, pursuant to which VG has committed to purchasing up to US$2,072,070 of the ADSs. The ADSs may be sold by us under the Purchase Agreement to VG at our discretion from time to time over a period, subject to the satisfaction of certain conditions set forth in the Purchase Agreement. The purchase price for the ADSs that we may sell to VG under the Purchase Agreement will fluctuate based on the trading price of the ADSs on Nasdaq. In addition, as a fee for VG’s commitment to purchasing the ADSs under the Purchase Agreement, we will issue a certain number of ADSs to VG, or the Commitment Shares. The amount of Commitment Shares to be issued to VG shall equal 0.5% of the aggregate maximum amount, as defined in the Purchase Agreement, divided by the closing price of the ADSs on the business day prior to the date of the execution of the Purchase Agreement. On March 21, 2024, we directed VG, by a written notice, or the First Purchase Notice, to purchase US$2,072,070 of ADSs, and we initially offered and sold 2,140,568 ADSs in connection with that offering, which was closed on March 27, 2024. The proceeds we received from VG for the sale of the ADSs pursuant to the First Purchase Notice were US$1,027,472.64, as calculated based on the eighty percent (80%) of the closing price of the ADSs as reported on Nasdaq on March 26, 2024. After the closing of the offer and sales of ADSs with respect to the First Purchase Notice, there remains US$1,044,597.36 of ADSs under the Purchase Agreement, which we may direct VG to purchase. On March 27, 2024, we directed VG, by a written notice, or the Second Purchase Notice, to purchase 2,000,000 ADSs, which was closed on March 29, 2024, and VG has notified us it will immediately resell the ADSs to investors that it has procured. The proceeds we received from VG for the sale of the ADSs pursuant to the Second Purchase Notice were US$950,560, as calculated based on the eighty percent (80%) of the closing price of the ADSs as reported on Nasdaq on March 28, 2024.

We are required to submit a filing with the CSRC within three business days after completion of the offering under the Purchase Agreement and may be subject to the filing requirements under the Overseas Listing Trial Measures for our future follow-on offerings. Under the Guidance Rules and Notice, such filings shall include, without limitation, (1) a filing report and relevant commitments, and (2) legal opinions and undertakings issued by PRC counsel. We have submitted a filing with the CSRC in respect of the offering under the Purchase Agreement in accordance with the Overseas Listing Trial Measures and the Guidance Rules, but have not completed the filing procedure with the CSRC. There can be no assurance that we can complete the filing procedures, obtain the approvals or authorizations, or complete required procedures or other requirements in a timely manner, or at all. We may also not be able to obtain a waiver of the requisite requirements if and when procedures are established to obtain such a waiver, and may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offshore fund-raising activities into the PRC or take other actions that could materially adversely affect our business, financial condition, results of operations, reputation and prospects, as well as the trading price of the ADSs.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Measures for Cybersecurity Review and the annual data security review under the Administrative Measures for Internet Data Security, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. For details, see “—Failure to comply with governmental regulations and other legal obligations concerning data protection and cybersecurity may materially and adversely affect our business” in this annual report. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, may subject us to sanctions by the CSRC or other PRC regulatory authorities, which could materially and adversely affect our business, results of operations, financial condition and prospects, as well as the trading price of our listed securities. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Internet Information Security and Privacy Protection” in this annual report. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

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

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, which became effective in November 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (1) an individual’s consent shall be obtained to use personal information, and an individual’s separate consent shall be obtained to process sensitive personal information, such as biometric characteristics and individual location tracking, (2) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (3) where personal information operators reject an individual’s request to exercise his or her rights, the individual may file a lawsuit with a People’s Court.

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

On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-Border Transfer of Data, which took effect on September 1, 2022. On March 22, 2024, the CAC promulgated the Provisions on Facilitating and Regulating Cross-Border Data Flows. These measures aim to regulate cross-border transfers of data, requiring among other things, that data processors that provide data to overseas apply to CAC for security assessments if: (1) data processors provide important data to overseas; (2) critical information infrastructure operators provide personal information to overseas; (3) data processors (other than critical information infrastructure operators) that have cumulatively provided personal information of more than one million people or sensitive personal information of more than 10,000 people to overseas since January 1 of the previous year, provide personal information to overseas; or (4) other scenarios required by the CAC to apply for security assessments occur. In addition, these measures require data processors to carry out self-assessments of risks of providing data to overseas before applying to the CAC for security assessments.

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

On August 26, 2022, the CSRC, the Ministry of Finance of China, and the PCAOB signed the Protocol, which established a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. Pursuant to the Protocol, the PCAOB has the sole discretion in selecting the subject of its inspections and investigations without input from the Chinese authorities, and procedures are in place to allow PCAOB inspectors and investigators to review complete audit working papers of accounting firms located in mainland China and Hong Kong. On October 6, 2022, the SEC conclusively named us as a “Commission-identified issuer” following the filing of our annual report on Form 20-F for the year ended December 31, 2021. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022, and the PCAOB Board vacated its previous determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. For this reason, we were not identified as a “Commission-identified issuer” under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022 and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023. However, it remains unclear whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong, which depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and will continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

We dismissed Ernst & Young Hua Ming, or EY, and appointed Marcum Asia CPAs LLP, or Marcum Asia, as our independent registered public accounting firm, effective from October 31, 2022. EY, our former auditor, is an independent public accounting firm registered with the PCAOB. EY audited our financial statements for the fiscal years ended December 31, 2021 included elsewhere in this annual report. Our former auditor is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our former auditor, EY, is located in China, a jurisdiction where the PCAOB has been historically unable to conduct inspections without the approval of the relevant PRC authorities. Our current auditor, Marcum Asia, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Marcum Asia is headquartered in New York, New York, and, as of the date of this annual report, has not been determined by the PCAOB as being unable to be inspected or investigated completely.

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

If our shareholders who are PRC residents or entities do not complete or update their registration with the local SAFE branches, our PRC subsidiary may be prohibited from distributing its profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiary. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We have used our best efforts to notify PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents to complete the foreign exchange registrations and update the same where necessary. However, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make or update such registration, and we cannot compel them to comply with SAFE registration requirements. As a result, we cannot assure you that all other shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiary’s ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

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

In the opinion of our PRC counsel, Yuan Tai Law Offices, (1) the ownership structures of WFOE and the VIE in China currently do not result in any violation of the applicable PRC laws or regulations currently in effect; and (2) the contractual arrangements between WFOE, the VIE and its registered shareholders governed by PRC laws and regulations are currently valid and legally binding on each party thereto and enforceable in accordance with the terms thereof, subject, as to enforceability, to applicable bankruptcy, insolvency, moratorium, reorganization and similar laws affecting creditors’ rights generally, the discretion of relevant governmental authorities in exercising their authority in connection with the interpretation and implementation thereof, and the application of relevant PRC laws and policies thereto, and to general equity principles. However, we have been further advised by our PRC counsel that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations, and there can be no assurance that the PRC government authorities will not take a view contrary to or otherwise different from the opinion of our PRC counsel. If the PRC government otherwise find that we are in violation of any existing or future PRC laws or regulations or lack the necessary permits or licenses to operate our and the VIE’s business, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

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

Our authorized and issued ordinary shares are divided into Class A ordinary shares and Class B ordinary shares (with certain shares remaining undesignated, with power for our directors to designate and issue such classes of shares as they think fit), and the ADSs represent Class A ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to 480 votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Mr. Leslie Yu, our chairman and chief executive officer, has control over us and our corporate matter. As of April 10, 2024, Mr. Yu beneficially owned all of our issued Class B ordinary shares. These Class B ordinary shares constitute approximately 6.1% of our total issued and outstanding share capital and 96.9% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, Mr. Yu has considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of the ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may, from time to time, experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of the ADSs.

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

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. We had 96,785,263 Class A ordinary shares and 6,296,630 Class B ordinary shares outstanding as of April 10, 2024, including 72,868,199 Class A ordinary shares represented by ADSs.

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

The sale or issuance of the ADSs to VG may cause dilution and the sale of the ADSs acquired by VG, or the perception that such sales may occur, could cause the price of the ADSs to fall.

On January 5, 2024, we entered into the Purchase Agreement with VG, as amended and restated on February 8, 2024, pursuant to which VG has committed to purchasing up to US$2,072,070 of the ADSs. The ADSs may be sold by us under the Purchase Agreement to VG at our discretion from time to time over a period, subject to the satisfaction of certain conditions set forth in the Purchase Agreement. The purchase price for the ADSs that we may sell to VG under the Purchase Agreement will fluctuate based on the trading price of the ADSs on Nasdaq. Depending on market liquidity at the time, sales of such shares may cause the trading price of the ADSs to fall. In addition, as a fee for VG’s commitment to purchasing the ADSs under the Purchase Agreement, we will issue a certain number of ADSs to VG, or the Commitment Shares. The amount of Commitment Shares to be issued to VG shall equal 0.5% of the aggregate maximum amount, as defined in the Purchase Agreement, divided by the closing price of the ADSs on the business day prior to the date of the execution of the Purchase Agreement. On March 21, 2024, we directed VG, by a written notice, or the First Purchase Notice, to purchase US$2,072,070 of ADSs, and we initially offered and sold 2,140,568 ADSs in connection with that offering, which was closed on March 27, 2024. The proceeds we received from VG for the sale of the ADSs pursuant to the First Purchase Notice were US$1,027,472.64, as calculated based on the eighty percent (80%) of the closing price of the ADSs as reported on Nasdaq on March 26, 2024. After the closing of the offer and sales of ADSs with respect to the First Purchase Notice, there remains US$1,044,597.36 of ADSs under the Purchase Agreement, which we may direct VG to purchase. On March 27, 2024, we directed VG, by a written notice, or the Second Purchase Notice, to purchase 2,000,000 ADSs, which was closed on March 29, 2024, and VG has notified us it will immediately resell the ADSs to investors that it has procured. The proceeds we received from VG for the sale of the ADSs pursuant to the Second Purchase Notice were US$950,560, as calculated based on the eighty percent (80%) of the closing price of the ADSs as reported on Nasdaq on March 28, 2024.

We generally have the right to control the timing and amount of any future sales of the ADSs to VG. Additional sales of the ADSs, if any, to VG will depend upon market conditions and other factors to be determined by us. We may ultimately decide to sell to VG all, some or none of the additional ADSs that may be available for us to sell pursuant to the Purchase Agreement. If and when we do sell the ADSs to VG, after VG has acquired the ADSs, VG may resell all, some or none of those ADSs at any time or from time to time in its discretion. Therefore, sales to VG by us could result in substantial dilution to the interests of other holders of the ADSs.

Additionally, the sale of a substantial number of the ADSs to VG, or the anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.

A substantial number of ADSs may be sold in the market following this offering, which may depress the market price for the ADSs.

Sales of a substantial number of the ADSs in the public market following the sale of the ADSs to VG under the Purchase Agreement could cause the market price of the ADSs to decline. A substantial majority of the outstanding ADSs are, and all of the ADSs sold in this offering upon issuance will be, freely tradable without restriction or further registration under the Securities Act, unless these shares are owned or purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act.

Since we have broad discretion in how we use the proceeds from offering to VG, we may use the proceeds in ways with which you disagree.

We have not allocated specific amounts of the net proceeds from sales of the ADSs to VG under the Purchase Agreement for any specific purpose. Accordingly, our management will have some flexibility in applying such net proceeds. You will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that the net proceeds will be invested in a way that does not yield a favorable, or any, return for us. The failure of our management to use such funds effectively could have a material adverse effect on our business, financial condition, operating results and cash flow.

We may not be able to access sufficient funds under the Purchase Agreement when needed.

Our ability to sell the ADSs to VG and obtain funds under the Purchase Agreement is limited by the terms and conditions in the Purchase Agreement, including restrictions on the amounts we may sell to VG at any one time. Therefore, we may not in the future have access to the full amount available to us under the Purchase Agreement, depending on the price of the ADSs. In addition, any amounts we sell under the Purchase Agreement may not satisfy all of our funding needs, even if we are able and choose to sell and issue all of the ADSs currently registered.

You may experience future dilution as a result of future equity offerings.

In order to raise additional capital, we may at any time, including during the pendency of the sale of the ADSs to VG, offer additional ADSs or other securities convertible into or exchangeable for the ADSs at prices that may not be the same as the price per ADS paid by investors. We may sell the ADSs or other securities in any other offering at a price per ADS that is less than the price per ADS paid by investors, and investors purchasing the ADSs or other securities in the future could have rights superior to existing shareholders. The price per ADS at which we sell additional ADSs, or securities convertible or exchangeable into ADSs, in future transactions may be higher or lower than the price per ADS paid by investors.

We may require additional financing to sustain our operations, and the terms of such subsequent financings may adversely impact our shareholders.

We may need additional capital to finance our future working capital needs, and we may have to raise funds through the issuance of equity or debt securities. Depending on the type and the terms of any financing we pursue, shareholders’ rights and the value of their investment in the ADSs could be reduced. A financing could involve one or more types of securities including, but not limited to, the ADSs, convertible debt or warrants to acquire the ADSs. These securities could be issued at or below the then prevailing market price for the ADSs. In addition, if we issue secured debt securities, the holders of the debt would have a claim to our assets that would be prior to the rights of shareholders until the debt is paid. Interest on these debt securities would increase costs and negatively impact operating results. If the issuance of new securities results in diminished rights to holders of the ADSs, the market price of the ADSs could be negatively impacted. Should the financing we require to sustain our operations and working capital needs be unavailable or prohibitively expensive when we require it, the consequences of our inability to obtain such financing could be a material adverse effect on our business, operating results, financial condition, and prospects.

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

A non-U.S. corporation, such as our company, will be considered a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. Although the law in this regard is not entirely clear, we treat the affiliated entities as being owned by us for U.S. federal income tax purposes because we direct its activities that most significantly impact its economic performance and are entitled to substantially all of the economic benefits associated with it. As a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the affiliated entities for U.S. federal income tax purposes, we would likely be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the affiliated entities for U.S. federal income tax purposes, and based upon our current and projected income and assets and projections as to the value of our assets, we believe it is reasonable to take the position that we were not classified as a PFIC for the taxable year ended December 31, 2023. However, no assurance can be given in this regard because the determination of whether we have been or will be or become a PFIC is a factual determination made annually that depends, in part, upon the composition of our income and assets and the characterization of such income or assets as active or passive. The IRS may challenge our determination in this regard. The determination of whether we would be or become a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets, including the proceeds from the recent offering. Fluctuations in the market price of the ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which has been and may continue to be volatile). Our market capitalization has fluctuated significantly during the fiscal year ended December 31, 2023. If our market capitalization does not increase or continues to decline, we could be or become classified as a PFIC for the current taxable year or future taxable years. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we are a PFIC for any tax year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—General”) holds an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Passive foreign investment company considerations.”

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

On January 5, 2024, we entered into the Purchase Agreement with VG, as amended and restated on February 8, 2024, pursuant to which VG has committed to purchasing up to US$2,072,070 of the ADSs. The ADSs may be sold by us under the Purchase Agreement to VG at our discretion from time to time over a period, subject to the satisfaction of certain conditions set forth in the Purchase Agreement. The purchase price for the ADSs that we may sell to VG under the Purchase Agreement will fluctuate based on the trading price of the ADSs on Nasdaq. In addition, as a fee for VG's commitment to purchasing the ADSs under the Purchase Agreement, we will issue a certain number of Commitment Shares to VG. The amount of Commitment Shares to be issued to VG shall equal 0.5% of the aggregate maximum amount, as defined in the Purchase Agreement, divided by the closing price of the ADSs on the business day prior to the date of the execution of the Purchase Agreement. On March 21, 2024, we directed VG, by a written notice, or the First Purchase Notice, to purchase US$2,072,070 of ADSs, and we initially offered and sold 2,140,568 ADSs in connection with that offering, which was closed on March 27, 2024. The proceeds we received from VG for the sale of the ADSs pursuant to the First Purchase Notice were US$1,027,472.64, as calculated based on the eighty percent (80)% of the closing price of the ADSs as reported on Nasdaq on March 26, 2024. After the closing of the offer and sales of ADSs with respect to the First Purchase Notice, there remains US$1,044,597.36 of ADSs under the Purchase Agreement, which we may direct VG to purchase. On March 27, 2024, we directed VG, by a written notice, or the Second Purchase Notice, to purchase 2,000,000 ADSs, which was closed on March 29, 2024, and VG has notified us it will immediately resell the ADSs to investors that it has procured. The proceeds we received from VG for the sale of the ADSs pursuant to the Second Purchase Notice were US$950,560, as calculated based on the eighty percent (80%) of the closing price of the ADSs as reported on Nasdaq on March 28, 2024.

On February 19, 2024, we held our 2023 annual general meeting of shareholders, through which the shareholders have passed the resolutions approving, among others, (1) the increase of the Company’s authorized share capital from US$50,000 divided into 500,000,000 shares comprising of (i) 300,000,000 Class A Ordinary Shares, (ii) 6,296,630 Class B Ordinary Shares, and (iii) 193,703,370 shares of such class (or classes) as the Board may determine in accordance with the Company’s memorandum and articles of association (“Undesignated Shares”) to US$500,000 divided into 5,000,000,000 shares comprising of (i) 3,000,000,000 Class A Ordinary Shares, (ii) 6,296,630 Class B Ordinary Shares, and (iii) 1,993,703,370 Undesignated Shares, by the creation of 2,700,000,000 Class A Ordinary Shares and 1,800,000,000 Undesignated Shares; (2) the increase of the voting power of the Class B Ordinary Shares from fifteen (15) votes for each Class B Ordinary Share to four hundred and eighty (480) votes for each Class B Ordinary Share; and (3) the approval and adoption of the Third Amended and Restated Memorandum and Articles of Association with immediate effect in substitution for and to the exclusion of the Second Amended and Restated Memorandum and Articles of Associate of the Company then in effect.

Our principal executive offices are located at 3F, Building A, Xin'anmen, No. 1 South Bank, Huihe South Street, Chaoyang District, Beijing, People’s Republic of China. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The telephone number of our principal executive office is (+86-10) 8576 5328. Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our main website is www.quhuo.cn. The information contained on our website is not a part of this annual report. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, New York 10168.

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

B.Business Overview

We are a leading gig economy platform focusing on local life services in China. We operate a platform of large, flexible and standardized workforce. As of December 31, 2023, we had approximately 700,000 registered workers on our platform. We provide tech-enabled, end-to-end operational solutions primarily to consumer service businesses, including on-demand delivery solutions, mobility service solutions, housekeeping and accommodation solutions, and other services. Leveraging our internal technology infrastructure, we are able to deploy workers across different regions and industries to serve our customers in a flexible, standardized and specialized manner, such as fulfilling delivery orders of prepared food, grocery and fresh food, carrying out maintenance works for shared bikes, fulfilling intra-city and long-distance transportation orders, and providing housekeeping and accommodation services for hotels and B&Bs. We generate revenue primarily from service fees paid by our industry customers, and to a lesser extent, from rental fees under our car leasing agreements with drivers engaged in our ride-hailing solutions.

To the on-demand consumer service companies that we serve, our platform helps them mobilize a large team of workers who can follow industry-specific, standardized and highly efficient service procedures through a combination of training, performance monitoring and refinement, and incentives. As such, our industry customers can focus more on their business strategy and operational and financial performance. As of December 31, 2023, our industry customers comprised many top market players in their respective industries, such as Meituan and Ele.me in the on-demand delivery industry and other chain restaurants such as KFC, Didi and Hello in the mobility-as-a-service sector (including bike-sharing and ride-hailing), and Hilton Hotels and Resorts, Kingkey Group and Marriott International in the hotel industry. We had reached 123 cities across 30 provinces, municipalities and autonomous regions in China as of December 31, 2023.

To the workers on our platform, we provide them with diversified, flexible earning opportunities. We empower workers with minimal work experience to begin their career and progress with us. In the three months ended December 31, 2022 and 2023, we had approximately 57,000 and 53,500 average monthly active workers on our platform, respectively. We believe that the size of our workforce allows us to better serve our industry customers when they enter new geographical markets or new on-demand consumer service industries. We also encourage workers on our platform to bring in their friends, relatives and acquaintances to continually and organically expand our workforce network and minimize worker turnovers, making our platform more stable.

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

Our industry customers typically divide their intra-city delivery network into a number of delivery areas. We and our industry customers generally enter into a standard form delivery service agreement, pursuant to which we are assigned a certain number of delivery areas within a city. We deploy delivery riders on our platform to serve each industry customer. On the one hand, each delivery rider on our platform, after being assigned to a certain industry customer, obtains access to that customer’s mobile app and dispatch portal to receive and complete delivery orders. We, on the other hand, offer onboarding logistics support and training, and manage delivery riders on our platform through Quhuo+. With our support, each team leader on our platform sets up a service station for one or more delivery areas and supervises all delivery riders in that service station under a unified management standard. Our team leaders also manage customer relationships within their assigned delivery areas. Under the supervision of the team leader, all delivery riders dispatched from a specific service station will be responsible solely for the delivery orders initiated within and destined for that delivery area. We may adjust the dispatch of workers among different delivery areas to accommodate the peak demand and seasonality swings for different industry customers.

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

The following flowchart illustrates the typical transaction process of our on-demand delivery solutions:

As of December 31, 2023, we delivered our on-demand delivery solutions in 85 cities in China. In the three months ended December 31, 2021, 2022 and 2023, our average monthly delivery riders were over 52,800, 48,700 and 45,000 respectively, and the average monthly delivery orders fulfilled by those delivery riders were approximately 52.8 million, 47.5 million and 48.8 million, respectively.

Mobility service solutions

Our mobility service solutions comprise ride-hailing solutions, shared-bike maintenance solutions, freight service solutions, and vehicle export solutions.

Ride-hailing solutions

We launched our ride-hailing solutions in October 2018. Under the current regulatory regime in China, ride-hailing drivers are required to obtain licenses both for themselves and for the vehicles they steer. Ride-hailing companies and drivers may be subject to fines and bans for violation of the relevant regulations. We attract ride-hailing companies with our access to a fleet of qualified ride-hailing drivers that are in short supply. We attract qualified candidates to our platform with our car leasing arrangements, under which we sublease vehicles with the requisite license to drivers and charge them monthly rental fees. As a result, we relieve their financial burden in obtaining a vehicle when they enter the ride-hailing market. We also provide them with strong driver-centric support and services, such as filing for insurance claims, roadside assistance and vehicle repair and maintenance. In addition to inviting qualified ride-hailing drivers to join us, we also motivate workers with driving skills on our platform to obtain the required permit so that they could become qualified ride-hailing drivers and take part in our ride-hailing solutions. As of December 31, 2023, we had over 490 full-time ride-hailing drivers on our platform. We believe that it is more cost-effective to convert existing eligible workers on our platform into drivers than to attract new drivers through referrals or marketing campaigns and that our access to a large pool of eligible workers represents incremental growth potential.

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

As of December 31, 2023, we delivered our ride-hailing solutions to a major ride-hailing company in three cities. Drivers on our platform fulfilled approximately 1.6 million rides in 2023.

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

We derive revenue from service fees paid by bike-sharing companies based on specific indicators for maintenance and transportation services, respectively. As of December 31, 2023, we delivered shared-bike maintenance solutions in 24 cities.

Freight service solutions

We commenced our freight service solutions for industry customers in July 2021 by fulfilling end-to-end intra-city and long-distance transportation orders. We deploy truck fleets to serve our industry customers and pay service fees to such fleets. As of December 31, 2023, we delivered our freight service solutions to one industry customer. We fulfilled approximately 70,900 orders in 2023.

Vehicle export solutions

We announced our international business initiative of our vehicle export solutions in 2023, specializing in the international trade and export of new energy vehicles, or the NEVs. We establish collaboration with domestic car manufacturers and dealerships to procure high-quality new and used NEVs. Prior to the export, these vehicles undergo rigorous quality and performance preparations and upgrades. By developing an NEV trading system, Quhuo International utilizes its own logistics system to transport vehicles to the dealer network in international markets and provides operational support to promote the application and expansion of NEVs globally.

As of December 31, 2023, we shipped over 1,900 vehicles with our vehicle export solutions.

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

We derive revenue from service fees paid by our industry customers based on service hours and/or the number of fulfilled orders, subject to KPI-based adjustments. As of December 31, 2023, we delivered housekeeping solutions in 57 cities.

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

Our Geographic Footprint

We operate across multiple industries within a single city in an efficient manner as we consolidate the management of each business line based on Quhuo+ and our offline business support team. As of December 31, 2023, our geographic footprint reached 123 cities across 30 provinces, municipalities and autonomous regions in China, among which we provided solutions for multiple industries in 39 cities.

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

The number of our average monthly active workers decreased from approximately 59,400 in the three months ended December 31, 2021 to 57,000 in the three months ended December 31, 2022, and further to 53,500 in the three months ended December 31, 2023. We provide workers with stable earning opportunities across different industry settings, career advancement prospects, and a supportive community with inclusive work-life support and services. As many workers joined us as fresh high school or college graduates with minimal work experience, we enable them to begin their career and progress on our platform. Moreover, many workers quit their old jobs under the traditional employment model, such as factory workers, and joined us for higher earning potential and more flexibility in terms of working hours and career options.

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

With Quhuo+, we have assigned an internal team of operational managers to track and benchmark the performance data generated from our service stations for our on-demand delivery solutions and assist our team leaders in formulating performance improvement plans for the service stations they are in charge of. Our operational managers communicate with team leaders periodically to review the operating data on Quhuo+ and discuss measures to address any issues identified. They are also in charge of maintaining relationships with industry customers, helping team leaders design and implement service fee plans of their respective service stations, applying for large expenses on behalf of their designated service stations, and assisting each service station in optimizing efficiency and reducing cost, logistics management, annual inspection of business registration, corporate culture development, and tax and financing matters. We believe our operational managers are able to help team leaders become more adaptive to the management role and develop and improve their effective managerial skills by applying the data and functions on Quhuo+. As of December 31, 2023, we had a team of 323 operational managers, all employed by us.

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

Our Technology

Quhuo+ forms the backbone of our business operations. We strategically designed Quhuo+ to be flexible and scalable with modularized functions. See “—Quhuo+” for details. As of December 31, 2023, we had a dedicated team of 53 technology research and development professionals with an average of seven years of the relevant industry experience.

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

Intellectual Property

We regard our trademarks, domain names, know-how, proprietary technologies and other similar intellectual properties as critical to our success, and we rely on trademark and trade secret laws and confidentiality and non-compete agreements with our employees and others to protect our proprietary rights. As of the date of this annual report, we hold or otherwise have legal right to use 49 registered copyrights for software and 48 registered trademarks in China.

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

Human Resource Service License

Regulation on Administration of Human Resource Service Institutions was promulgated by the Ministry of Human Resources and Social Security on June 13, 2023 and came into effect from August 1, 2023, which prescribed that human resource service license is required for operational human resources service institutions engaging in employment intermediary activities.

Express Delivery Business Permit

According to the Postal Law of the PRC, promulgated by the Standing Committee of the National People’s Congress and latest amended on April 24, 2015, operation of express delivery business shall obtain permission to operate express delivery business. Foreign investors shall not invest in domestic express business of letters. For operation within provinces, autonomous regions and municipalities directly under the central government, the registered capital of the operator shall not less than RMB500,000, for operations cross provinces, autonomous regions and municipalities directly under the central government, the registered capital shall not less than RMB1,000,000 and for operation of international delivery services, the registered capital shall not less than RMB2,000,000.

The State Council promulgated the Interim Regulation on Express Delivery with effect from May 1, 2018 and amended on March 2, 2019. The regulation provides that operation of express delivery business shall obtain an express delivery business license first and the express operating enterprise shall use safety inspection equipment that meets mandatory national standards, establish express waybill and electronic data management systems and safety production responsibility system, response plans for emergencies to ensure the safety of express service.

Road Transportation Operating License

Regulations on Road Transportation of the PRC has been promulgated by the State Council and latest amended on July 20, 2023, which requires that those applying to engage in freight transport operations shall have vehicles that are appropriate to the business and have been tested and qualified, drivers who meet the prescribed conditions and a sound production safety management system. Using ordinary freight vehicles with a gross mass of 4,500 kilograms and below to engage in ordinary freight transport operations is not required to apply for a road transportation operating license and vehicle operating licenses.

As prescribed under the Road Cargo Transportation and Station Management Regulations, road freight transport operators shall engage in the operation of freight transport within the approved scope of the operating licenses and shall not transfer or lease the operating licenses.

Labor Dispatch Business License

According to the Implementation Measures for Labor Dispatch Administrative License, operation of labor dispatch shall subject to the administrative license and to apply for the license, the registered capital shall no less than RMB2,000,000 and shall meet with other prescribed requirements. The validity period of the Labor Dispatch Business License is three years and the labor dispatch operator shall submit a report on its operation of labor dispatch for the previous to the licensing authority ever year.

Online Ride-Hailing

According to the Interim Measures for Administration of Online Taxi Booking Operation and Services jointly issued by the Ministry of Transportation, the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of Commerce, the General Administration of Industry and Commerce, the General Administration of Quality Supervision, Inspection and Quarantine and the CAC and lasted amended on November 30, 2022, vehicles intended to engage in operation of online ride-hailing shall meet the prescribed conditions and obtain Online Booking Taxi Transportation License; and the drivers engaging in online ride-hailing shall meet the prescribed conditions and obtain Online Booking Taxi Driver’s License.

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

Furthermore, the Data Outbound Transfer Security Assessment Measures, or the Security Assessment Measures, was promulgated by the CAC on July 7, 2022 and came into effect from September 1, 2022. On March 22, 2024, the CAC promulgated the Provisions on Facilitating and Regulating Cross-Border Data Flows which optimizes and adjusts the outbound data transfer system. These measures and provisions provide that, among others, data processors (other than operators of critical information infrastructure) shall apply to competent authorities for security assessment when transferring important data abroad or when, in the case of data processors who have accumulatively provided more than one million personal information or 10,000 sensitive personal information to overseas since January 1 for the previous year, transferring personal information abroad.

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

C.Organizational Structure

The following diagram illustrates our simplified corporate structure, including our principal subsidiaries, the VIE and its subsidiaries, as of the date of this annual report:

(1)	The remaining 49% of the ownership interests of Quhuo International Trade (HK) Limited is owned by Mr. Bo Liang, the general manager of Quhuo International Trade (HK) Limited, and four other unaffiliated third parties.
(2)	The shareholders of Beijing Quhuo Technology Co., Ltd., or Beijing Quhuo, include Ms. Peilin Yu, sister of Mr. Leslie Yu, Mr. Shuyi Yang, Mr. Zhen Ba, Ningbo Maiken Investment Management LLP and Mr. Tongtong Li, holding 25.7264%, 24.9784%, 9.6547%, 38.8250% and 0.8154% of the equity interests of the VIE, respectively.
(3)	The remaining 30% of the equity interests of Nantong Runda Marketing Planning Co., Ltd. is owned by two independent individuals.
(4)	The remaining 49% of the equity interests of Jiangxi Youke Automobile Rental Service Co., Ltd. is owned by an independent individual.
(5)	The remaining 45% of the equity interest of Haikou Chengtu Network Technology Co., Ltd. is owned by three independent third parties.
(6)	In November 2020, we acquired a 54.22% equity interest in Lailai Information Technology (Shenzhen) Co., Ltd., an on-demand workforce platform that specializes in housekeeping solutions for hotels and B&Bs. In January 2022, we acquired the remaining 45.78% equity interest in Lailai.

The following table sets out the details of our subsidiaries and the affiliated entities that are significant to us.

Subsidiaries	Place of Incorporation
Quhuo Investment Limited	BVI
Quhuo Technology Investment (Hong Kong) Limited	Hong Kong
Quhuo International Trade (HK) Limited	Hong Kong
Beijing Quhuo Information Technology Co., Ltd.	PRC

Affiliated Entities	Place of Incorporation
Beijing Quhuo Technology Co., Ltd.	PRC
Shanghai Quhuo Network Technology Co., Ltd.	PRC
Ningbo Xinying Network Technology Co., Ltd.	PRC
Nantong Runda Marketing Planning Co., Ltd.	PRC
Shanghai Yijida Network Technology Co., Ltd.	PRC
Ningbo Dagong Network Technology Co., Ltd.	PRC
Jiangxi Youke Automobile Rental Service Co., Ltd.	PRC
Haikou Chengtu Network Technology Co., Ltd	PRC
Lailai Information Technology (Shenzhen) Co., Ltd.	PRC
Hainan Xinying Technology Co., Ltd.	PRC
Hainan Quhuo Technology Co., Ltd.	PRC
Hainan Quxing Holdings Co., Ltd.	PRC

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

In the opinion of Yuan Tai Law Offices, our PRC legal counsel, the ownership structures of the VIE and WFOE currently do not result in any violation of applicable PRC laws and regulations currently in effect; and the contractual arrangements between WFOE, the VIE and its shareholders governed by PRC law currently are valid and legally binding on each party thereto and enforceable in accordance with the terms thereof, subject as to enforceability to applicable bankruptcy, insolvency, moratorium, reorganization and similar laws affecting creditors’ rights generally, the discretion of relevant governmental authorities in exercising their authority in connection with the interpretation and implementation thereof, and the application of relevant PRC laws and policies thereto, and to general equity principles.

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

D.Property, plants and equipment

Our principal executive offices are located in Beijing, China, where we lease premises of approximately 995 square meters, with a lease term of three years. As of December 31, 2023, we leased properties in other cities with an aggregate of over 7,000 square meters to support our business operations, with lease terms primarily ranging from one to two years.

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

We have grown rapidly in recent years to achieve greater economies of scale. Our revenues were RMB4,025.3 million, RMB3,820.4 million and RMB3,702.4 million (US$521.5 million) in 2021, 2022 and 2023, respectively. We recorded net loss of RMB191.2 million and RMB16.4 million in 2021 and 2022, respectively, and we recorded net income of RMB6.0 million (US$0.8 million) in 2023. Excluding the effect of share-based compensation expenses, we recorded adjusted net income of RMB3.3 million and RMB5.5 million (US$0.8 million) in 2022 and 2023, respectively, and adjusted net loss of RMB122.3 million in 2021. See “—Non-GAAP Financial Measures.”

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

Our ability to expand our customer portfolio and industry coverage

Certain industry customers for our on-demand delivery solutions have contributed a significant portion of our revenues in the past. The business performance of these industry customers will affect our results of operations and prospects. We continually seek to diversify our customer portfolio to reduce the concentration of our revenue stream through competitive solution offerings. In addition, we launched mobility service solutions and housekeeping and accommodation solutions in recent years, and we plan to continue to expand into new industries. Our platform and business model in the new industries we recently entered into have not been fully proven given our limited operating history. We may incur significant cost and experience a prolonged ramp-up period, and our ability to apply our accumulated industry knowledge and operational experience to these new industries is critical to our business growth and prospects.

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

COVID-19 outbreak

Since the outbreak of COVID-19 throughout China and other countries and regions, a series of precautionary and control measures have been implemented worldwide to contain the virus. The outbreak of COVID-19 had certain negative impact on the overall economy of the regions where we delivered our solutions. The global outbreak has also caused market panics, which materially and negatively affected the global financial markets, such as the plunge of global stocks on major stock exchanges in the middle of March 2020. Such disruption and the potential slowdown of the global economy have had and could continue to have a material adverse effect on our results of operations and financial condition. For example, in 2021, we experienced a surge in the number of delivery orders during the Chinese New Year as a result of the continuing impact of the COVID-19, which exceeded our normal delivery capacity. As a result, we temporarily adopted a subsidy policy to attract, retain and incentivize our workers to perform delivery services during the Chinese New Year. On the other hand, government efforts to contain the spread of COVID-19 adversely affected the customer demand of our other solutions, including mobility service solutions and housekeeping and accommodation solutions.

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

We have not experienced any material adverse impact on our liquidity and cash flows since the outbreak. Except for the impact discussed above, we do not anticipate any prolonged material adverse impact on our business, results of operations and financial condition from the COVID-19 outbreak. We are nonetheless closely monitoring the development of the COVID-19 outbreak and continuously evaluating any potential impact on our business, results of operations and financial condition. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any health pandemics, including the recent global outbreak of COVID-19, and other natural disasters and calamities, could have a material adverse effect on our business operations.”

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

The table below sets forth a reconciliation of the non-GAAP financial measures for the periods indicated:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
GAAP (net loss)/income	(191,230)	(16,414)	6,008	846
Reconciliation item:
Add:
Share-based compensation expenses, net of tax impact of nil	68,932	19,762	(495)	(70)
Non-GAAP adjusted net (loss)/income	(122,298)	3,348	5,513	776
Add:
Income tax expense/(benefit)	12,027	21,002	(927)	(131)
Depreciation	5,233	7,513	5,316	749
Amortization	25,278	21,094	20,430	2,878
Interest expense	7,026	5,683	4,882	688
Non-GAAP adjusted EBITDA	(72,734)	58,640	35,214	4,960

Key Components of Our Results of Operations

Revenues

We generate revenues from on-demand delivery solutions, mobility service solutions and housekeeping solutions and other services. In 2021, 2022 and 2023, our total revenues were RMB4,025.3 million, RMB3,820.4 million and RMB3,702.4 million (US$521.5 million), respectively. The following table sets forth the breakdown of our total revenues, both in absolute amounts and as a percentage of total revenues, for the periods indicated.

	For the year ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(RMB in thousands, except for percentages)
Revenues:
On-demand delivery solutions	3,828,956	95.1	3,638,729	95.3	3,412,802	480,683	92.2
Mobility service solutions	110,168	2.7	108,081	2.8	233,837	32,935	6.3
Housekeeping solutions	79,735	2.0	72,576	1.9	48,670	6,855	1.3
Others	6,420	0.2	992	0.0	7,078	997	0.2
Total revenues	4,025,279	100.0	3,820,378	100.0	3,702,387	521,470	100.0

On-demand delivery solutions

In 2021, 2022 and 2023, our revenues generated from on-demand delivery solutions were RMB3,829.0 million, RMB3,638.7 million and RMB3,412.8 million (US$480.7 million), representing 95.1%, 95.3% and 92.2% of our total revenues in the same periods, respectively. We derive revenue from service fees paid by industry customers based on the number of fulfilled orders, generally subject to monthly dynamic KPI-based adjustments, such as the timely delivery rate and complaint rate. Different industry customers may use different formulas to calculate such adjustments, which may change from time to time in line with their specific requirement and assessment of our services.

Mobility service solutions

Our mobility service solutions comprise ride-hailing solutions, shared-bike maintenance solutions, freight service solutions and vehicle export solutions. Our revenues generated from mobility service solutions were RMB110.2 million, RMB108.1 million and RMB233.8 million (US$32.9 million) in 2021, 2022 and 2023, respectively. For shared-bike maintenance solutions, we derive revenue from service fees paid by bike-sharing companies based on service hours and/or the number of shared-bikes we transported and identified as malfunctioned. For ride-hailing solutions, we primarily derived revenue from rental fees under our car leasing agreements with drivers. For freight service solutions, we derive revenue from service fees paid by industry customers based on the number of transportation orders we fulfilled. For vehicle export solutions, we derive revenue from sales of vehicles.

Housekeeping solutions

We launched our housekeeping solutions in January 2019, and continuously tapped into new industries to provide diversified, flexible earning opportunities for workers on our platform. We generated revenues of RMB79.7 million, RMB72.6 million and RMB48.7 million (US$6.9 million) from housekeeping solutions in 2021, 2022 and 2023, respectively. We primarily derived revenue from service fees paid by industry customers based on the number of fulfilled orders.

Cost of revenues

Our cost of revenues was RMB3,849.7 million, RMB3,567.7 million and RMB3,535.8 million (US$498.0 million) in 2021, 2022 and 2023, respectively. The following table sets forth the components of cost of revenues, both in absolute amount and as a percentage of our total revenues, for the periods indicated.

	For the year ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Cost of revenues:
Service fees paid to workers and team leaders	3,452,926	85.8	3,187,567	83.5	3,029,775	426,736	81.8
Vehicle export expenses	—	—	—	—	151,856	21,388	4.1
Hiring expenses	127,649	3.2	137,066	3.6	117,964	16,615	3.2
Office and equipment expenses	93,484	2.3	88,258	2.3	92,171	12,982	2.5
Insurance expenses	108,114	2.7	88,669	2.3	83,405	11,747	2.3
Freight services costs	10,361	0.3	27,276	0.7	15,131	2,131	0.4
Car rental and maintenance expenses	17,746	0.4	10,195	0.3	13,788	1,942	0.4
Platform commissions	7,942	0.2	1,431	0.0	5,196	732	0.1
Others(1)	31,460	0.8	27,228	0.7	26,492	3,731	0.7
Total	3,849,682	95.6	3,567,690	93.4	3,535,778	498,004	95.5

(1)Represents depreciation and amortization, taxes and surcharges and other costs.

Service fees paid to workers and team leaders

We incurred service fees paid to workers and team leaders in relation to our on-demand delivery solutions, mobility service solutions and housekeeping and accommodation solutions and other services. Our service fees were RMB3,452.9 million, RMB3,187.6 million and RMB3,029.8 million (US$426.7 million) in 2021, 2022 and 2023, respectively.

Vehicle export expenses

Vehicle export expenses consisted of our cost of procurement, technical preparation and upgrade, and exportation of vehicles paid to third-party companies. Our vehicle export expenses were RMB151.9 million (US$21.4 million) in 2023.

Hiring expenses

Hiring expenses related to service fees paid to third-party labor service companies and feral fees paid to existing workers on our platform. Our hiring expenses were RMB127.6 million, RMB137.1 million and RMB118.0 million (US$16.6 million) in 2021, 2022 and 2023, respectively.

Office and equipment expenses

Office and equipment expenses related to rental fees and property management fees in relation to our service stations and on-demand delivery supplies purchased for riders. Our office and equipment expenses were RMB93.5 million, RMB88.3 million and RMB92.2 million (US$13.0 million) in 2021, 2022 and 2023, respectively.

Insurance expenses

Insurance expenses were incurred for purchasing relevant insurance policies for workers on our platform. Our insurance expenses were RMB108.1 million, RMB88.7 million and RMB83.4 million (US$11.7 million) in 2021, 2022 and 2023, respectively.

Freight services costs

Freight services costs were related to our freight service solutions and primarily represented service fees paid to the fleets. Our freight services costs were RMB10.4 million, RMB27.3 million and RMB15.1 million (US$2.1 million) in 2021, 2022 and 2023, respectively.

Car rental and maintenance expenses

Car rental and maintenance expenses related to rental fees we paid to lessors for rented vehicles for our mobility service solutions and the depreciation expense and maintenance expense associated with the vehicles we owned. Our car rental and maintenance costs were RMB17.7 million, RMB10.2 million and RMB13.8 million (US$1.9 million) in 2021, 2022 and 2023, respectively.

Platform commissions

Platform commissions represented commission charges paid to B&B reservation platforms in relation to our accommodation services. Our platform commissions were RMB7.9 million, RMB1.4 million and RMB5.2 million (US$0.7 million) in 2021, 2022 and 2023, respectively.

Gross Profit

As a result of the foregoing, our gross profit was RMB175.6 million, RMB252.7 million and RMB166.6 million (US$23.5 million) in 2021, 2022 and 2023, respectively, and our gross profit margin was 4.4%, 6.6% and 4.5% in 2021, 2022 and 2023, respectively.

Operating Expenses

Our operating expenses consist of general and administrative expenses, research and development expenses, gain/(loss) on disposal of assets and goodwill impairment. The following table sets forth the components of operating expenses, in absolute amounts and as a percentage of our total revenues, for the periods indicated.

	For the year ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating expenses:
General and administrative expenses	(240,749)	(6.0)	(213,592)	(5.6)	(184,336)	(25,963)	(5.0)
Research and development expenses	(20,122)	(0.5)	(12,540)	(0.3)	(12,378)	(1,743)	(0.3)
Gain/(loss) on disposal of assets, net	(2,564)	(0.1)	13,975	0.3	22,317	3,143	0.6
Goodwill impairment	(51,971)	(1.3)	(4,882)	(0.1)	—	—	—
Total operating expenses	(315,406)	(7.8)	(217,039)	(5.7)	(174,397)	(24,563)	(4.7)

General and administrative expenses

We recorded general and administrative expenses of RMB240.7 million, RMB213.6 million and RMB184.3 million (US$26.0 million) in 2021, 2022 and 2023, respectively. Our general and administrative expenses consist primarily of (1) salaries and benefits for our operational staff, (2) professional service fees, (3) share-based compensation expenses and (4) office expenses.

Research and development expenses

We recorded research and development expenses of RMB20.1 million, RMB12.5 million and RMB12.4 million (US$1.7 million) in 2021, 2022 and 2023, respectively. Our research and development expenses consist primarily of salaries and benefits for our research and development personnel. We believe that our continued investment in research and development is critical to our growth and expect that our research and development expenses will increase in absolute amount as we seek to upgrade our technology infrastructure, including Quhuo+, to support our business growth.

(Loss)/gain on disposal of assets, net

We recorded gain on disposal of assets, net of RMB14.0 million and RMB22.3 million (US$3.1 million) in and 2022 and 2023, respectively, and we recorded loss on disposal of assets, net of RMB2.6 million in 2021, which primarily related to the transfer of certain customer relationships related to our on-demand delivery solutions to third parties.

Goodwill impairment

We recorded goodwill impairment of RMB52.0 million and RMB4.9 million in 2021 and 2022, respectively, which was primarily related to the businesses we acquired and the reduced service scope of our shared-bike maintenance solutions. We did not record goodwill impairment in 2023.

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

Hong Kong

Our subsidiaries incorporated in Hong Kong are subject to Hong Kong profits tax of 16.5% on activities conducted in Hong Kong. In 2023, Quhuo International, a new subsidiary, qualified for the requirements of two-tiered tax rates, and its first two million HK dollar of annual profit tax was eligible for 8.25% reduction and profits above will be subject to the tax rate of 16.5%. No provision for Hong Kong profits tax was made in the consolidated financial statements for the years ended December 31, 2021 and 2022, respectively.

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

In 2022, Nantong Runda qualified for the requirements of small and micro-sized enterprise, so 12.5% of the first RMB1.0 million of the assessable profit before tax is subject to preferential tax rate of 20%, and the 25% of the assessable profit before tax exceeding RMB1.0 million but not exceeding RMB3.0 million is subject to preferential tax rate of 20%. In 2023, Shanghai Quhuo and Nantong Runda qualified for the requirements of small and micro-sized enterprise, so 25% of its first RMB3.0 million of the assessable profit before tax is subject to the tax rate of 20%. Hainan Quhuo, Hainan Xinying and Haikou Chengtu are enterprises registered in the Hainan free trade port and engaged in substantial business in encouraged industries and are therefore entitled to preferential tax rate of 15%. Beijing Quhuo, a subsidiary of the VIE, was recognized as high and new technology enterprise, or the HNTE, in 2020 and renewed in 2023, and thus is eligible for a preferential tax rate of 15% from 2020 to 2025.

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

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands, except for share and per share data)
Revenues	4,025,279	3,820,378	3,702,387	521,470
Cost of revenues	(3,849,682)	(3,567,690)	(3,535,778)	(498,004)
General and administrative expenses	(240,749)	(213,592)	(184,336)	(25,963)
Research and development expenses	(20,122)	(12,540)	(12,378)	(1,743)
(Loss)/gain on disposal of assets, net	(2,564)	13,975	22,317	3,143
Goodwill impairment	(51,971)	(4,882)	-	-
Total operating expenses	(315,406)	(217,039)	(174,397)	(24,563)
Operating (loss)/income	(139,809)	35,649	(7,788)	(1,097)
Interest income	644	690	1,047	147
Interest expense	(7,026)	(5,683)	(4,882)	(688)
Other income, net	(33,964)	(26,068)	16,704	2,353
Foreign exchange gain	952	—	—	—
(Loss)/income before income tax	(179,203)	4,588	5,081	715
Income tax (expense)/benefit	(12,027)	(21,002)	927	131
Net (loss)/income	(191,230)	(16,414)	6,008	846
Net loss/(income) attributable to non-controlling interests	33,323	3,284	(2,674)	(377)
Net income/(loss) attributable to ordinary shareholders of Quhuo Limited	(157,907)	(13,130)	3,334	469
Non-GAAP Financial Data(1)
Adjusted net (loss)/income	(122,298)	3,348	5,513	776
Adjusted EBITDA	(72,734)	58,640	35,214	4,960

(1)See “-Non-GAAP Financial Measures.”

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues

Our revenues decreased by 3.1% from RMB3,820.4 million in 2022 to RMB3,702.4 million (US$521.5 million) in 2023, primarily due to the following reasons.

●	Revenues from on-demand delivery solutions decreased by 6.2% from RMB3,638.7 million in 2022 to RMB3,412.8 million (US$480.7 million) in 2023, primarily because (1) we enjoyed more preferential policies during 2022 amid the COVID-19 pandemic, which was significantly reduced in 2023 following the relief of the pandemic, and (2) the geographical coverage of our on-demand delivery solutions decreased from 1,118 delivery areas as of December 31, 2022 to 1,082 delivery areas as of December 31, 2023.
●	Revenues from mobility service solutions increased significantly from RMB108.1 million in 2022 to RMB233.8 million (US$32.9 million) in 2023, primarily attributable to the business growth of our vehicle export solutions. We exported approximately 1,900 units of new energy vehicles and electric mopeds from China as of December 31, 2023.
●	Revenues from housekeeping and accommodation solutions and other services decreased by 24.2% from RMB73.6 million in 2022 to RMB55.7 million (US$7.9 million) in 2023, primarily due to transition of our business model for our hotel services.

Cost of revenues

Our cost of revenues decreased by 0.9% from RMB3,567.7 million in 2022 to RMB3,535.8 million (US$498.0 million) in 2023, primarily due to the following reasons.

●	Service fees paid to workers and team leaders decreased by 5.0% from RMB3,187.6 million in 2022 to RMB3,029.8 million (US$426.7 million) in 2023, generally in line with the decrease in revenue from on-demand delivery solutions.
●	Vehicle export expenses were RMB151.9 million (US$21.4 million) in 2023, primarily relating to our commencement of vehicle export solutions in 2023.
●	Hiring expenses increased by 13.9% from RMB137.1 million in 2022 to RMB118.0 million (US$16.6 million) in 2023, primarily relating to improved retention rate of workers on our platform.
●	Office and equipment expenses increased by 4.4% from RMB88.3 million in 2022 to RMB92.2 million (US$13.0 million) in 2023, primarily due to the increase in our procurement of riders’ equipment in anticipation of the increase in demand for our solutions.
●	Insurance expenses decreased by 5.9% from RMB88.7 million in 2022 to RMB83.4 million (US$11.7 million) in 2023, primarily due to the decrease in the number of traffic accidents involving workers on our platform.
●	Freight service costs decreased by 44.5% from RMB27.3 million in 2022 to RMB15.1 million (US$2.1 million) in 2023, in line with the decrease in our revenue from freight services.
●	Car rental and maintenance expenses increased by 35.2% from RMB10.2 million in 2022 to RMB13.8 million (US$1.9 million) in 2023, primarily due to the increase in the number of vehicles purchased by us in 2023.
●	Platform commissions increased significantly from RMB1.4 million in 2022 to RMB5.2 million (US$0.7 million) in 2023, primarily due to the increase in commissions paid to aggregation platforms to acquire web traffic as a result of the surge in customer demand following the COVID-19 pandemic.

Operating expenses

General and administrative expenses

Our general and administrative expenses decreased by 13.7% from RMB213.6 million in 2022 to RMB184.3 million (US$26.0 million) in 2023, primarily due to (1) the decrease in share-based compensation in relation to our share incentive plan from RMB19.8 million in 2022 to RMB(0.5) million (US$(0.07) million), and (2) a decrease in welfare and business development expenses from RMB30.7 million in 2022 to RMB24.2 million (US$3.4 million), partially offset by an increase in traveling and accommodation expenses from RMB3.0 million in 2022 to RMB5.3 million (US$0.8 million).

Research and Development Expenses

Our research and development expenses remained relatively stable at RMB12.5 million in 2022 and RMB12.4 million (US$1.7 million) in 2023.

Gain on disposal of assets, net

We recorded gain on disposal of assets, net, of RMB14.0 million and RMB22.3 million (US$3.1 million) in 2022 and 2023, respectively, in relation to the transfer of certain customer relationships related to our on-demand delivery solutions to third parties.

Goodwill impairment

We recorded goodwill impairment of RMB4.9 million in 2022, compared to nil in 2023. Our goodwill impairment in 2022 was related to the reduced service scope of our shared-bike maintenance solutions. There was no indicator for goodwill impairment in 2023.

Operating income/(loss)

As a result of the foregoing, we recorded operating income of RMB35.6 million in 2022 and operating loss of RMB7.8 million (US$1.1 million) in 2023.

Interest income

We recorded interest income of RMB0.7 million and RMB1.0 million (US$0.1 million) in 2022 and 2023, respectively, which represented interest on our bank deposits.

Interest expense

We recorded interest expense of RMB5.7 million in 2022 and RMB4.9 million (US$0.7 million) in 2023, which represented interest on our short-term bank borrowings.

Other (loss)/income, net/

We recorded other loss, net of RMB26.1 million in 2022 and other income, net of RMB16.7 million (US$2.4 million) in 2023, primarily in relation to the fluctuation in the fair value of our investment in a mutual fund.

Income tax (expense)/benefit

We recorded income tax expense of RMB21.0 million in 2022 and income tax benefit of RMB0.9 million (US$0.1 million) in 2023, primarily due to the lower estimated annual effective tax rate for the year of 2023, and the increase in deferred tax asset benefit.

Net (loss)/income

As a result of the foregoing, we had net loss of RMB16.4 million in 2022 and net income of RMB6.0 million (US$0.8 million) in 2023.

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

As of December 31, 2022 and 2023, we had RMB95.4 million and RMB45.2 million (US$6.4 million), respectively, in cash. Our cash consists primarily of cash and demand deposits. We believe that our current cash and cash equivalents, time deposits and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs from operations and other commitments for at least the next 12 months from the date of the issuance of the consolidated financial statements.

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

The following table sets forth a summary of our cash flows for the years indicated.

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Net cash (used in)/generated from operating activities	(30,893)	74,723	(97,282)	(13,703)
Net cash (used in)/generated from investing activities	(110,413)	77,211	18,384	2,590
Net cash generated from/(used in) financing activities	68,673	(82,140)	24,221	3,412
Effect of exchange rate changes on cash and restricted cash	(214)	321	110	15
Net (decrease)/increase in cash and restricted cash	(72,847)	70,115	(54,567)	(7,686)
Cash and restricted cash at beginning of the year	103,755	30,908	101,023	14,229
Cash and restricted cash at end of the year	30,908	101,023	46,456	6,543

Operating activities

Net cash used in operating activities was RMB97.3 million (US$13.7 million) in 2023, primarily due to a net income of RMB6.0 million (US$0.8 million), adjusted for (1) certain non-cash items, mainly including gain on disposals of assets, net of RMB22.3 million (US$3.1 million) and amortization of RMB20.4 million (US$2.9 million), and (2) changes in certain working capital items that negatively impact the cash flow from operating activities, mainly including an increase in prepayments and other current assets of RMB42.4 million (US$6.0 million), a decrease in account payables of RMB39.2 million (US$5.5 million) and a decrease in accrued expenses and other current liabilities of RMB24.6 million (US$3.5 million), partially offset by (3) changes in certain working capital items that positively impact the cash flow from operating activities, mainly including a decrease in accounts receivable of RMB19.7 million (US$2.8 million).

Net cash generated from operating activities was RMB74.7 million in 2022, primarily due to a net loss of RMB16.4 million, adjusted for (1) certain non-cash items, mainly including change in fair value of short-term investment of RMB41.8 million, amortization of RMB21.1 million and share-based compensation of RMB19.8 million, and (2) changes in certain working capital items that positively impact the cash flow from operating activities, mainly including an increase in other non-current liabilities of RMB16.2 million, a decrease in prepayments and other current assets of RMB5.9 million and an increase in income taxes payable of RMB5.8 million, partially offset by (3) changes in certain working capital items that negatively impact the cash flow from operating activities, mainly including a decrease in accounts payable of RMB40.8 million, an increase in other non-current assets of RMB20.3 million and an increase in accounts receivable of RMB13.1 million.

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

Investing activities

Net cash generated from investing activities was RMB18.4 million (US$2.6 million) in 2023, which was primarily attributable to proceeds from sales of short-term investments of RMB72.5 million (US$10.2 million) and proceeds from disposals of intangible assets of RMB46.8 million (US$6.6 million), partially offset by (1) purchase of short-term investments of RMB70.0 million (US$9.9 million) and (2) acquisitions of intangible assets of RMB32.7 million (US$4.6 million).

Net cash generated from investing activities was RMB77.2 million in 2022, which was primarily attributable to (1) proceeds from sales of short-term investments of RMB1,616.7 million and (2) proceeds from disposals of intangible assets of RMB20.8 million and other investing, partially offset by (1) purchase of short-term investments of RMB1,549.7 million, (2) acquisitions of intangible assets of RMB8.1 million and (3) acquisition of business, net of cash acquired of RMB5.0 million.

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

Financing activities

Net cash generated from financing activities was RMB24.2 million (US$3.4 million) in 2023, which was primarily attributable to proceeds from short-term loans of RMB271.5 million (US$38.2 million), partially offset by repayments of short-term loans of RMB246.5 million (US$34.7 million).

Net cash used in financing activities was RMB82.1 million in 2022, which was primarily attributable to (1) repayments of short-term debt of RMB552.5 million and (2) repayments of long-term debt of RMB3.1 million, partially offset by proceeds from short-term debt of RMB473.5 million.

Net cash generated from financing activities was RMB68.7 million in 2021, which was primarily attributable to proceeds from short-term debt of RMB213.5 million, partially offset by (1) repayments of short-term debt of RMB136.0 million and (2) repayments of long-term debt of RMB8.8 million.

Material Cash Requirements

Our material cash requirements as of December 31, 2023 and any subsequent interim period primarily include working capital needs, capital expenditures, operating lease obligations, and long-term and short-term debt.

Our capital expenditures were RMB9.3 million, RMB4.7 million and RMB0.1 million (US$0.02 million) in 2021, 2022 and 2023, respectively. Our capital expenditures were primarily used for the purchase of property and equipment, such as vehicles in connection with our ride-hailing solutions and electronic equipment. We will continue to make capital expenditures to meet the expected growth of our business.

The following table sets forth the details of our material cash requirements (other than capital expenditure) as of December 31, 2023.

	Payment due by
		Less	one –
		than	three
	Total	one year	years
		(RMB in thousands)
Operating lease commitments	5,340	3,906	1,434
Long-term debt	10,266	2,733	7,533
Short-term loans	89,920	89,920	—

Other than as shown above, we did not have any material capital and other commitments, long-term obligations, guarantees or other reasonably likely material cash requirements (even if not contractual and not recognized as liabilities) as of December 31, 2023.

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

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the 2023 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

We recognize consideration payable to the customer that is not in exchange for a distinct good or service as a reduction of revenue. When we make an upfront payment to a customer for entering into a new contract, the substance of the payment is generally made to secure a relationship with the customer to generate future revenues. The upfront payment is initially recognized as a non-current asset and reduces revenues on a straight-line basis over anticipated relationship period. The anticipated relationship period is generally eight years and will be reassessed on an annual basis.

Mobility service solutions

Our mobility service solutions comprise shared-bike maintenance solutions, ride-hailing solutions, freight service solutions and vehicle export solutions.

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

Vehicle export solutions

We generate revenue from vehicle export solutions primarily by selling vehicles to third-party buyers. We charge payments of vehicles based on the unit price and the number of vehicles shipped and recognize sales revenue as the vehicles are shipped.

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

In accordance with ASC 740, we recognize in our consolidated financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Our estimated liability for unrecognized tax benefits, if any, will be recorded in the “other non-current liabilities,” and is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our consolidated financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

Share-based compensation

We apply ASC 718, Compensation-Stock Compensation (‘‘ASC 718’’), to account for our employee share-based payments. In accordance with ASC 718, we determine whether an award should be classified and accounted for as a liability award or equity award. All our share-based awards to employees were classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values.

We early adopted ASU No. 2018-7, Compensation-Stock Compensation (Topic 718): Improvements to Non-employee Share-Based Payment Accounting (“ASU 2018-7”) on January 1, 2017 and apply ASC 718 to account for share-based payments for acquiring goods and services from non-employees.

We elected to recognize share-based compensation using the accelerated method, for all share-based awards granted with graded vesting based on service conditions and performance conditions. For share-based payment awards with market conditions, such market conditions are included in the determination of the estimated grant-date fair value. We early adopted ASU No. 2016-09, Compensation-Stock Compensation (Topic 718), Improvements to Employee Share-Based Payment Accounting on January 1, 2017 and elected to account for forfeitures as they occur. We, with the assistance of an independent third-party valuation firm determined the fair value of the stock options granted to employees and non-employees. The binomial option pricing model was applied in determining the estimated fair value of the options granted to employees and non-employees.

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

Under ASC 350, goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. We early adopted ASU No. 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (‘‘ASU 2017-04’’), pursuant to which we will apply a one-step quantitative test and record the amount of goodwill impairment as the excess of a goodwill allocated to the reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. We assess qualitative factors such as business changes, economic outlook, financial trends and forecast, growth rates, industry data and other relevant qualitative factors to determine if it’s more-likely-than-not that the goodwill might be impaired and whether it’s necessary to perform a quantitative goodwill impairment. If the qualitative factors indicate a potential impairment, we compare the carrying amount of a reporting unit to its fair value, which is based on a discounted future cash flow approach. We recognized goodwill impairment charge of RMB52.0 million, RMB4.9 million and nil for the years ended December 31, 2021, 2022 and 2023, respectively.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A Directors and Senior Management

The following table sets forth information regarding our directors and senior management as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Leslie Yu	48	Chairman of the Board of Directors, Director and Chief Executive Officer
Zhen Ba	44	Director, Vice President and Chief Financial Officer
Gang Wang	49	Director and Chief Operating Officer
Chenxi Zhao	35	Director
Wenying Lyu	36	Director
Fan Pan	46	Chief Technology Officer
Jingchuan Li	50	Independent Director
Jing Zhou	49	Independent Director
Jie Jiao	43	Independent Director

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

The business address of our directors and executive officers is: 3rd Floor, Block A, Xin'anmen, No. 1 South Bank Huihe South Street, Chaoyang District, Beijing, People’s Republic of China. No family relationship exists between any of our directors and executive officers.

B.Compensation

Compensation of Directors and Executive Officers

In 2023, the aggregate cash compensation to directors and executive officers was approximately RMB3.9 million (US$0.5 million). This amount consisted only of cash and did not include any share-based compensation or benefits in kind. Each of our directors and officers is entitled to reimbursement for all necessary and reasonable expenses properly incurred in the course of employment or service. Our directors and officers participate in our share incentive plan. See “—Share Incentive Plan.” We do not pay or set aside any amounts for pension, retirement or other benefits for our directors and officers, except our contributions on behalf of our officers located in China to a government-mandated multi-employer defined contribution plan.

Share Incentive Plan

In August 2019, our board of directors approved our 2019 Share Incentive Plan, or the 2019 Plan, replacing the 2017 share incentive plan adopted by our affiliated company, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2019 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards under the 2019 Plan shall be 9,502,550 ordinary shares, which constitutes 19.55% of the total outstanding shares of our company on an as-converted basis as of the date of adoption of the 2019 Plan. We assumed all the options granted by our affiliated company prior to the adoption of the 2019 Plan. As of the date of this annual report, 9,502,550 options have been granted, excluding, if any, awards that were forfeited or canceled after the relevant grant dates and awards that have been vested, and no shares remain available for grant under the 2019 Plan.

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

The following table sets forth information on restricted shares that we have awarded or have agreed to award as of April 10, 2024 pursuant to the 2019 Plan.

Number of
Class A
Shares
Ordinary
underlying
the awards
	awarded	Grant Date
Directors and Executive Officers
Leslie Yu	1,458,192	January 1, 2019
Zhen Ba	—
Gang Wang	1,135,883	September 20, 2017, August 23, 2019 and April 19, 2021
Chenxi Zhao	—	—
Wenying Lyu	—	—
Fan Pan	*	September 20, 2017 and August 23, 2019
Jingchuan Li	—	—
Jing Zhou	—	—
Jie Jiao	—	—
Total	9,502,550

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

Terms of Directors and Officers

Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders. Pursuant to our third amended and restated memorandum and articles of association, an appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. A director will cease to be a director if, among other things, the director (1) becomes bankrupt or makes any arrangement or composition with his creditors; (2) dies or is found by our company to be or becomes of unsound mind; (3) resigns his office by notice in writing to the company; or (4) is removed from office pursuant to any other provision of our third amended and restated memorandum and articles of association. Our officers are elected by and serve at the discretion of the board of directors.

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

D.Employees

As of December 31, 2021, 2022 and 2023, we had 685, 495 and 490 full-time employees, respectively. The following table sets forth the numbers of our full-time employees by functions as of December 31, 2023.

As of the
December 31,
2023
Information technology research and development	53
Operating	370
General and administrative	67
Total	490

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

E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of April 10, 2024 by:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own 5.0% or more of our ordinary shares.

The calculation in the table below is based on 103,081,893 ordinary shares outstanding as of April 10, 2024, including 96,785,263 Class A ordinary shares and 6,296,630 Class B ordinary shares.

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

See “—B. Compensation” for more details on options and restricted shares granted to our directors and executive officers.

			Percentage	Percentage
			of	of
	Class A	Class B	Beneficial	Aggregate
	Ordinary	Ordinary	Ownership	Voting
	Shares	Shares	†	Power ††
Directors and Executive Officers**
Leslie Yu(1)	1,458,192	6,296,630	7.5%	96.9%
Zhen Ba(2)	2,363,030	—	2.3%	0.0%
Gang Wang	*	—	* %	*
Chenxi Zhao	—	—	—	—
Wenying Lyu	—	—	—	—
Fan Pan	*	—	*	*
Jingchuan Li	—	—	—	—
Jing Zhou	—	—	—	—
Jie Jiao	—	—	—	—
Directors and executive officers as a group	5,428,587	6,296,630	11.4%	97.1%
Principal Shareholders
LESYU Investments Limited(1)	—	6,296,630	6.1%	96.9%
Shuyi Yang	6,113,540	—	5.9%	0.2%
BZB Investment Limited(2)	2,363,030	—	2.3%	0.0%
Baidu Online Network Technology (Beijing) Co., Ltd.(3)	5,950,290	—	5.8%	0.2%
SBCVC Fund IV, L.P.(4)	5,827,980	—	5.7%	0.2%
Cloud Alliance Inc./Zhifa Liu(5)	25,250,000	—	24.5%	0.8%
*	Less than 1% of our total outstanding shares as of April 10, 2024.
**	The business address for our directors and executive officers is 3F, Building A, Xin'anmen, No. 1 South Bank, Huihe South Street, Chaoyang District, Beijing, People’s Republic of China.
†

For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding as of April 10, 2024.

††

For each person and group included in this column, the percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. In respect of all matters upon which the ordinary shares are entitled to vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 480 votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. The trustee of our equity incentive trust does not have any voting power in relation to the Class A ordinary shares held by Quhuo Holding (BVI) Limited.

(1)	Represents (i) 6,296,630 Class B ordinary shares that are held by LESYU Investments Limited, a British Virgin Islands company wholly-owned by Mr. Leslie Yu. The registered office of LESYU Investments Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands; and (ii) 1,458,192 Class A ordinary shares in the form of ADSs.
(2)	Represents 2,363,030 Class A ordinary shares that are held by BZB Investment Limited, a British Virgin Islands company wholly-owned by Mr. Zhen Ba. The registered office of BZB Investment Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.
(3)	Represents 5,950,290 Class A ordinary shares held by Baidu Online Network Technology (Beijing) Co., Ltd., a limited liability company incorporated under the laws of the PRC and is ultimately wholly-owned by Baidu, Inc., a Cayman Island company listed on the Nasdaq Global Select Market under the symbol “BIDU.” The registered office of Baidu Online Network Technology (Beijing) Co., Ltd. is Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing, the PRC.
(4)	Represents 5,673,780 Class A ordinary shares and 154,200 Class A ordinary shares in the form of ADSs held by SBCVC Fund IV, L.P., a Cayman Islands company. The general partner of SBCVC Fund IV, L.P. is SBCVC Management IV, L.P., a Cayman Islands company. The registered office of SBCVC Fund IV, L.P. is Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.
(5)	Represents 14,000,000 Class A ordinary shares in the form of ADSs held by Cloud Alliance Inc. and 11,250,000 Class A ordinary shares in the form of ADSs held by Zhifa Liu, based on a Schedule 13D filed by the reporting persons on April 8, 2024 and amended on April 10, 2024. Zhifa Liu holds a 51% ownership stake in Cloud Alliance Inc., serves as its chief executive officer and is responsible for its management. Cloud Alliance Inc. has another executive officer and minority owner, Mr. Yang Li, who is the President of Cloud Alliance Inc. The address of the principal office of Cloud Alliance Inc. is 8609 Westwood Center Drive, Suite 110, Tysons Corner, VA 22182. The business address of Mr. Zhifa Liu is 8609 Westwood Center Drive, Suite 110, Tysons Corner, VA 22182. The business address of Mr. Yang Li is 8609 Westwood Center Drive, Suite 110, Tysons Corner, VA 22182.

To the best of our knowledge, as of April 10, 2024, a total of 72,868,199 Class A ordinary shares were held by one record holder in the United States, which is Deutsche Bank Trust Company Americas, the depositary of our ADS program, representing 70.7% of our total outstanding shares. None of our outstanding Class B ordinary shares is held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Transaction with Hainan Huiliu

Hainan Huiliu Tianxia Network Technology Co., Ltd., or Hainan Huiliu, is a company controlled by a principal shareholder and is engaged in labor recruitment services. We received labor consulting service from Hainan Huiliu of RMB54.5 million, RMB63.5 million and RMB25.0 million (US$3.5 million) in 2021, 2022 and 2023, respectively. We had amounts due from Hainan Huiliu of RMB4.8 million, RMB3.9 million and RMB0.3 million (US$36,000) as of December 31, 2021, 2022 and 2023, respectively, representing service fees in relation to the labor consulting services we received from Hainan Huiliu, which we recorded as labor service income in other income.

Amounts due from Hainan Huiliu were unsecured, interest-free and have fixed terms of repayment, which were RMB3.9 million and RMB0.3 million (US$36,000) as of December 31, 2022 and 2023, respectively.

Transaction with Shenyang Bokai

Shenyang Bokai Network Technology Co., Ltd., or Shenyang Bokai, is a company controlled by a manager, and is primarily engaged in labor recruitment services. We received labor consulting service from Shenyang Bokai of RMB1.5 million, RMB1.6 million and nil in 2021, 2022 and 2023, respectively.

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

B.Memorandum and Articles of Association

The following are summaries of material provisions of our currently effective third amended and restated memorandum and articles of association and of the Companies Act (As Revised) of the Cayman Islands, which we refer to as the “Companies Act” below, insofar as they relate to the material terms of our ordinary shares.

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

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors, subject to our third amended and restated memorandum and articles of association. In addition, our shareholders may by an ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Our third amended and restated memorandum and articles of association provide that our directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of our directors, be applicable for meeting contingencies or for equalizing dividends or for any other purpose to which those funds may be properly applied. Under the laws of the Cayman Islands, our company may pay a dividend out of either our profit or share premium account, provided that in no circumstances may a dividend be paid if, immediately after this payment, this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting rights. Holders of Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote by our shareholders, except as may otherwise be required by law or provided for in our third amended and restated memorandum and articles of association. Voting at any shareholders’ meeting is by show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded. A poll may be demanded by the chairman of such meeting or any shareholder present in person or by proxy at the meeting. On a poll, each Class A ordinary share entitles the holder thereof to one vote, and each Class B ordinary share entitles the holder thereof to 480 votes.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding ordinary shares cast by those shareholders entitled to vote who are present or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our third amended and restated memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our third amended and restated memorandum and articles of association. We may, among other things, subdivide or consolidate our shares by ordinary resolution.

Transfer of ordinary shares. Subject to the restrictions in our third amended and restated memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

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

Issuance of additional shares. Our third amended and restated memorandum and articles of association authorizes our board of directors to issue additional Class A ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our third amended and restated memorandum and articles of association also authorizes our board of directors to issue from time to time out of the authorized share capital of the company (other than the authorized but unissued ordinary shares) series of preference shares and to determine, with respect to any series of preferred shares in their absolute discretion and without approval of the shareholders; provided, however, before any preferred shares of any such series are issued, the directors shall by resolution of directors determine, with respect to any series of preferred shares, the terms and rights of that series, including but not limited to:

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

Inspection of books and records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than our memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders). See “Where You Can Find More Information.”

Anti-takeover provisions. Some provisions of our third amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and
●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our third amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

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

●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are given for a period of up to 30 years);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

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

Indemnification of directors and executive officers and limitation of liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our third amended and restated memorandum and articles of association provides that our directors and officers and the personal representatives of the same shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained in or about the conduct of the company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such person in defending (whether successfully or otherwise) any civil proceedings concerning us or our affairs in any court whether in Cayman Islands or elsewhere, provided that the indemnity shall not extend to any matter in respect of any willful default, fraud or dishonesty which may attach to any of said persons.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our third amended and restated memorandum and articles of association.

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

Shareholder action by written consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Companies Act and our third amended and restated memorandum and articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

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

The Companies Act provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our third amended and restated memorandum and articles of association allow our shareholders holding not less than one-third of all votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings to requisition a shareholder’s meeting, in which case our directors shall convene an extraordinary general meeting. Other than this right to requisition a shareholders’ meeting, our third amended and restated articles of association do not provide our shareholders other right to put proposal before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obligated by law to call shareholders’ annual general meetings.

Cumulative voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the Companies Act but our third amended and restated memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our third amended and restated memorandum and articles of association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. A director shall hold office until the expiration of his or her term or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated. In addition, a director’s office shall be vacated if the director (1) becomes bankrupt or makes any arrangement or composition with his creditors; (2) is found to be or becomes of unsound mind or dies; (3) resigns his office by notice in writing to the company; or (4) is removed from office pursuant to any other provisions of our third amended and restated memorandum and articles of association.

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

Variations of rights of shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our third amended and restated articles of association, if at any time, our share capital is divided into different classes of shares, the rights attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class) may be materially and adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of the class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be materially adversely varied by the creation or issue of further shares with preferred or other rights including without limitation the creation of shares with enhanced or weighted voting rights.

Amendment of governing documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our third amended and restated memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of non-resident or foreign shareholders. There are no limitations imposed by our third amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our third amended and restated memorandum and articles of association that require our company to disclose shareholder ownership above any particular ownership threshold.

C.Material Contracts

On January 5, 2024, we entered into the Purchase Agreement with VG, as amended and restated on February 8, 2024, pursuant to which VG has committed to purchasing up to US$2,072,070 of the ADSs. The ADSs may be sold by us under the Purchase Agreement to VG at our discretion from time to time over a period, subject to the satisfaction of certain conditions set forth in the Purchase Agreement. The purchase price for the ADSs that we may sell to VG under the Purchase Agreement will fluctuate based on the trading price of the ADSs on Nasdaq. In addition, as a fee for VG's commitment to purchasing the ADSs under the Purchase Agreement, we will issue a certain number of Commitment Shares to VG. The amount of Commitment Shares to be issued to VG shall equal 0.5% of the aggregate maximum amount, as defined in the Purchase Agreement, divided by the closing price of the ADSs on the business day prior to the date of the execution of the Purchase Agreement. See “Item 4. Information on the Company—A. History and development of the company” for details.

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

The determination of whether we will be or become a PFIC will depend upon (1) the composition of our income (which may differ from our historical results and current projections) and (2) the composition and characterization of our assets and the value of our assets from time to time, including, in particular, the value of our goodwill and other unbooked intangibles (which may depend upon the market value of the ADSs or ordinary shares from time to time and which has been and may continue to be volatile). Our PFIC status for any taxable year will generally be determined in part by reference to our market capitalization, which has fluctuated significantly during the fiscal year ended December 31, 2023. In addition, although the law in this regard is unclear, we treat the affiliated entities as being owned by us for U.S. federal income tax purposes, not only because we direct the activities of such entities that most significantly impact their economic performance, but also because we are entitled to substantially all of their economic benefits, and, as a result, we combine and consolidate their operating results in our consolidated financial statements. Assuming that we are the owner of the consolidated affiliated entities for U.S. federal income tax purposes, based upon the current and anticipated value of our assets, the composition of our income and assets and the projections as to the value of the ADSs and ordinary shares, we believe it is reasonable to take a position that we were not classified as a PFIC for the fiscal year ended December 31, 2023. Among other matters, if our market capitalization does not increase or continues to decline, we could be classified as a PFIC for the current or future fiscal years. It is also possible that the IRS may challenge our classification of our income or assets or the valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming classified as, a PFIC for the current or one or more future fiscal years.

The determination of whether we will be or become a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets and cash, including the proceeds from our recent offering. Under circumstances where we retain significant amounts of liquid assets, our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, we determine not to deploy significant amounts of cash for active purposes, or if the affiliated entities were not treated as owned by us for U.S. federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year ending December 31, 2023 or any future taxable year or that the IRS will not take a contrary position. If we were classified as a PFIC for any year during which a U.S. Holder held the ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held the ADSs or ordinary shares. The discussion below under “—Dividends” and “—Sale or other disposition of ADSs or ordinary shares” is written on the basis that we will not be classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply if we are classified as a PFIC for the current fiscal year or any subsequent fiscal year are discussed below under “—Passive foreign investment company rules.”

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

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on display

We have previously filed with the SEC our registration statement on Form F-1 (File Number 333-238941), as amended, and a registration statement on Form F-3 (File Number 333 - 273087), as amended, and a prospectus under the Securities Act with respect to our ordinary shares represented by the ADSs. We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. We will furnish Deutsche Bank Trust Company Americas, the depositary of the ADSs, with all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us. We will, upon request, furnish our shareholders with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

I.Subsidiary Information

Not applicable.

J.Annual Reports to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to our short-term loan. The interest rate of a short-term loan was mainly based on the one-year People’s Bank of China (“PBOC”) benchmark interest rates and a pre-determined margin. A hypothetical 1% increase or decrease in annual interest rates would increase or decrease interest expense by approximately RMB0.9 million (US$0.1 million) per year based on the outstanding short-term loan balance as of December 31, 2023. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. For RMB against U.S. dollar, there was depreciation of approximately 2.3%, appreciation of approximately 8.2% and appreciation of approximately 2.9% during the years ended December 31, 2021, 2022 and 2023, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

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

As of December 31, 2023, we had Renminbi-denominated cash and cash equivalents of RMB45.7 million. We estimate that a 10% appreciation or depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 29, 2023 would result in a change of our holding U.S. dollar equivalents of US$0.6 million for cash and cash equivalents.

Customer Concentration Risk

The top three customers accounted for 36%, 35% and 21% of total revenues during the year ended December 31, 2021, and 39%, 31% and 23% of total revenues during the year ended December 31, 2022, and 35%, 30%, and 25% of total revenues during the year ended December 31, 2023. Four, three and three suppliers each accounted for more than 10% of cost of revenues during the years ended December 31, 2021, 2022 and 2023 respectively.

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

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

On February 19, 2024, we held our 2023 annual general meeting of shareholders, through which the shareholders have passed the resolutions approving, among others, the increase of the voting power of the Class B Ordinary Shares from fifteen (15) votes for each Class B Ordinary Share to four hundred and eighty (480) votes for each Class B Ordinary Share. The shareholders also passed the resolution for the approval and adoption of the Third Amended and Restated Memorandum and Articles of Association with immediate effect in substitution for and to the exclusion of the Second Amended and Restated Memorandum and Articles of Associate of the Company then in effect. Other rights of holders of Class B Ordinary Shares remain unchanged. See “Item 10. Additional Information” for a description of the rights of securities holders.

Use of Proceeds

The following “Use of Proceeds” information relates to (1) the registration statement on Form F-1, as amended (File Number 333-238941), or the F-1 Registration Statement, in relation to our initial public offering of 3,788,100 ADSs representing 3,788,100 Class A ordinary shares, at an initial offering price of US$10.00 per ADS, and (2) the registration statement on Form F-3, as amended (File Number 333 - 273087), or the F-3 Registration Statement, in relation to our offering to VG under the Purchase Agreement.

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

The F-3 Registration Statement was declared effective by the SEC on November 22, 2023. In March 2024, we made offerings to VG under the Purchase Agreement pursuant to the F-3 Registration Statement. See “Item 4. Information on the Company—A. History and development of the company” for details. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the offerings were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. We intend to use the proceeds as disclosed in the prospectus supplements dated January 5, March 21 and March 27, 2024, respectively, relating to the offerings to VG.

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

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2023, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of December 31, 2023, our internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm

Since we qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2023, this annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm.

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

	2022	2023

	(RMB in thousands)
Audit fees(1)
Marcum Asia CPAs LLP	3,810	3,692
Ernst & Young Hua Ming LLP	990	990
Tax fees(2)
Ernst & Young Hua Ming LLP	300	—
(1)	“Audit fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditor for the audit or review of our annual financial statements or quarterly financial information and review of documents filed with the SEC.
(2)	“Tax fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance and tax planning.

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

During our two fiscal years ended December 31, 2021 and 2020 and any subsequent interim period prior to the engagement of Marcum Asia on October 31, 2022, neither we nor anyone on our behalf has consulted with Marcum Asia on either (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us by Marcum Asia that Marcum Asia concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (2) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v) of Form 20-F.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

Cybersecurity Risk Management and Strategy

To maintain a consistently high level of service experience for our clients, preserve the confidentiality, integrity, and availability of our information systems, safeguard our assets, data, intellectual property, and network infrastructure, while meeting regulatory requirements, it is crucial to effectively manage cybersecurity risks. To achieve this, we have implemented a comprehensive cybersecurity risk management framework, which is integrated in our overall enterprise risk management system and processes and is internally managed.

Our dedicated cybersecurity staff is tasked with assessing, identifying and managing risks related to cybersecurity threats and, under the leadership of our chief technology officer, is responsible for:

●	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment;
●	development of risk-based action plans to manage identified vulnerabilities and implementation of new protocols and infrastructure improvements;
●	cybersecurity incident investigations;
●	monitoring threats to sensitive data and unauthorized access to our systems;
●	secure access control measures applied to critical IT systems, equipment and devices, designed to prevent unauthorized users, processes, and devices from assessing IT systems and data;
●	developing and executing protocols to ensure that information regarding cybersecurity incidents is promptly shared with the board of directors, as appropriate, to allow for risk and materiality assessments and to consider disclosure and notice requirements; and
●	developing and implementing training on cybersecurity, information security and threat awareness.

There were no cybersecurity incidents during the year ended December 31, 2023, that resulted in an interruption to our operations, known losses of any critical data or otherwise had a material impact on our strategy, financial condition or results of operations. However, the scope and impact of any future incident cannot be predicted. See “Item 3D—Risk Factors” for more information on how material cybersecurity attacks may impact our business.

Governance

Our board of directors acknowledges the significance of robust cybersecurity management programs and actively participates in overseeing and reviewing our cybersecurity risk profile and exposures.

The board of directors receives reports on cybersecurity risks, including recent legislative developments and evolving standards on cybersecurity, key issues, priorities and challenges in our cybersecurity management, and relevant data or metrics. The board of directors also receives prompt and timely information regarding any significant cybersecurity incidents, as well as ongoing updates regarding any such incidents. Furthermore, in the event of any significant updates or adjustments to our cybersecurity related policies, the chief technology officer will present them to the board of directors for their review and approval.

Our chief technology officer leads the overall assessment, identification and management of risks related to cybersecurity threats. He works collaboratively within our Group and receives regular briefings on cybersecurity matters, such as report on cybersecurity incidents and responses and remedial measures. Our chief technology officer has 20 years of relevant experience in risk management, cybersecurity and information technology.

Our chief technology officer and their dedicated staff are responsible for the daily management of our cybersecurity efforts. This includes updates and refinement of cybersecurity policies, execution and management of cybersecurity measures, and the preparation of regular reports on cybersecurity execution. Their primary focus is to consistently update our cybersecurity programs and mitigation strategies, ensuring they align with industry best practices and procedures.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.1*	Third Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect
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
4.1

English translation of Exclusive Business Cooperation Agreement dated August 23, 2019 among Beijing Quhuo Information Technology Co., Ltd., Beijing Quhuo Technology Co., Ltd. and other parties thereto (incorporated herein by reference to Exhibit 10.1 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.2

English translation of Equity Pledge Agreements dated August 23, 2019 among Beijing Quhuo Information Technology Co., Ltd., Beijing Quhuo Technology Co., Ltd. and Ms. Lili Sun (incorporated herein by reference to Exhibit 10.2 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.3

English translation of Equity Pledge Agreements dated August 23, 2019 among Beijing Quhuo Information Technology Co., Ltd., Beijing Quhuo Technology Co., Ltd. and Mr. Shuyi Yang (incorporated herein by reference to Exhibit 10.3 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.4

English translation of Equity Pledge Agreements dated August 23, 2019 among Beijing Quhuo Information Technology Co., Ltd., Beijing Quhuo Technology Co., Ltd. and Mr. Zhen Ba (incorporated herein by reference to Exhibit 10.4 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.5

English translation of Equity Pledge Agreements dated August 23, 2019 among Beijing Quhuo Information Technology Co., Ltd., Beijing Quhuo Technology Co., Ltd. and Mr. Tongtong Li (incorporated herein by reference to Exhibit 10.5 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.6

English translation of Equity Pledge Agreements dated August 23, 2019 among Beijing Quhuo Information Technology Co., Ltd., Beijing Quhuo Technology Co., Ltd. and Ningbo Maiken Investment Management LLP (incorporated herein by reference to Exhibit 10.6 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.7

English translation of Exclusive Call Option Agreement dated August 23, 2019 among the Beijing Quhuo Information Technology Co., Ltd., Beijing Quhuo Technology Co., Ltd. and other parties thereto (incorporated herein by reference to Exhibit 10.7 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.8

English translations of Powers of Attorney dated August 23, 2019 granted by shareholders of Beijing Quhuo Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.8 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.9

English translation of Shareholder Undertaking Letter dated August 23, 2019 granted by Mr. Leslie Yu and Ms. Lili Sun (incorporated herein by reference to Exhibit 10.9 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.10

English translation of Shareholder Undertaking Letter dated August 23, 2019 granted by Mr. Shuyi Yang (incorporated herein by reference to Exhibit 10.10 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.11

English translation of Shareholder Undertaking Letter dated August 23, 2019 granted by Mr. Zhen Ba (incorporated herein by reference to Exhibit 10.11 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.12

English translation of Shareholder Undertaking Letter dated August 23, 2019 granted by Mr. Tongtong Li (incorporated herein by reference to Exhibit 10.12 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.13

English translation of Confirmation Letter dated August 23, 2019 granted by Mr. Leslie Yu (incorporated herein by reference to Exhibit 10.13 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.14

English translations of Spousal Consent Letter granted by the spouse of Mr. Leslie Yu (incorporated herein by reference to Exhibit 10.14 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.15

English translations of Spousal Consent Letter granted by the spouse of Mr. Shuyi Yang (incorporated herein by reference to Exhibit 10.15 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.16

English translations of Spousal Consent Letter granted by the spouse of Mr. Zhen Ba (incorporated herein by reference to Exhibit 10.16 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.17

English translations of Spousal Consent Letter granted by the spouse of Mr. Tongtong Li (incorporated herein by reference to Exhibit 10.17 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.18

Financial Support Undertaking Letter issued by the Registrant to Beijing Quhuo Technology Co., Ltd., dated August 23, 2019 (incorporated herein by reference to Exhibit 10.18 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.19

English translation of Form of Delivery Services Agreement between the Registrant and Meituan (incorporated herein by reference to Exhibit 10.19 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.20

English translation of Form of Delivery Services Agreement between the Registrant and Ele.me (incorporated herein by reference to Exhibit 10.20 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.21

Form of Employment Agreement between the Registrant and the executive officers of the Registrant (incorporated herein by reference to Exhibit 10.21 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.22

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.22 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.23

Share Incentive Plan (incorporated herein by reference to Exhibit 10.23 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.24

English translation of Investment Agreement between the Registrant and Lailai Information Technology (Shenzhen) Co., Ltd. dated October 12, 2021 (incorporated herein by reference to Exhibit 4.24 to our annual report on Form 20-F (file No. 001-39354) filed with the Securities and Exchange Commission on May 17, 2021)

4.25

Amended and Restated Securities Purchase Agreement, dated February 8, 2024, between Quhuo Limited and VG Master Fund SPC (incorporated herein by reference to Exhibit 10.1 to our current report on Form 6 - K/A filed with the Securities and Exchange Commission on February 8, 2024)

8.1*	List of subsidiaries and affiliated entities of the Registrant
11.1

Code of business conduct and ethics (incorporated herein by reference to Exhibit 99.1 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

12.1*	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Yuan Tai Law Offices
15.2*	Consent of Marcum Asia CPAs LLP

15.3*	Consent of Ernst & Young Hua Ming LLP
15.4

Letter from Ernst & Young Hua Ming LLP to the Securities and Exchange Commission (incorporated herein by reference to Exhibit 15.4 to our annual report on Form 20-F (file No. 001-39354) filed with the Securities and Exchange Commission on April 20, 2023)

15.5	Consent of Frost & Sullivan (incorporated by reference of Exhibit 99.3 of our Registration Statement on Form F-1 (file No. 333-238941) filed with the Securities and Exchange Commission on June 4, 2020
97*	Compensation Recovery Policy of Quhuo Limited
101.INS*	Inline XBRL Instance Document- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QUHUO LIMITED

By:	/s/ Leslie Yu
Name:	Leslie Yu
Title:	Chief Executive Officer

Date: April 17, 2024

QUHUO LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Quhuo Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for the year ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Ernst & Young Hua Ming LLP

We served as the Company’s auditor from 2019 to 2022.

Shanghai, The People’s Republic of China

September 9, 2022

Report of Independent Registered Public Accounting Firm (PCAOB ID 5395）

To the Shareholders and the Board of Directors of Quhuo Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Quhuo Limited (the Company) as of December 31, 2022 and 2023, the related consolidated statements of comprehensive (loss)/income, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2022.

Beijing, PRC

April 17, 2024

QUHUO LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
	Notes	2022	2023	2023
		RMB	RMB	US$
ASSETS:
Current assets:
Cash		95,444	45,185	6,364
Restricted cash		5,579	1,271	179
Short-term investments	6	64,355	68,378	9,631
Accounts receivable, net	7	495,046	475,992	67,042
Prepayments and other current assets	8	54,921	108,354	15,261
Amounts due from related parties	23	3,876	253	36
Total current assets		719,221	699,433	98,513
Non-current assets:
Property and equipment, net	9	11,450	14,635	2,061
Right-of-use assets, net	10	5,562	6,217	876
Intangible assets, net	11	101,603	82,818	11,665
Goodwill	12	65,481	65,481	9,223
Deferred tax assets	18	12,000	21,968	3,094
Other non-current assets	13	140,300	141,384	19,914
Total non-current assets		336,396	332,503	46,833
Total assets		1,055,617	1,031,936	145,346
LIABILITIES AND SHAREHOLDERS’ EQUITY:

Current liabilities (including current liabilities of the consolidated VIE without recourse to the primary beneficiary of RMB489,301 and RMB446,146(US$62,839) as of December 31, 2022 and 2023, respectively):

Accounts payable		293,281	254,099	35,789
Accrued expenses and other current liabilities	14	125,949	108,132	15,230
Short-term debt	15	65,434	92,653	13,050
Short-term lease liabilities	10	3,276	3,906	550
Total current liabilities		487,940	458,790	64,619

Non-current liabilities (including non-current liabilities of the consolidated VIE without recourse to the primary beneficiary of RMB70,100 and RMB 68,140 (US$9,597) as of December 31, 2022 and 2023, respectively):

Long-term debt	15	1,303	7,533	1,061
Long-term lease liabilities	10	1,103	1,434	202
Deferred tax liabilities	18	814	4,689	660
Other non-current liabilities	16	66,880	54,212	7,636
Total non-current liabilities		70,100	67,868	9,559
Total liabilities		558,040	526,658	74,178
Commitments and contingencies	22

QUHUO LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
	Notes	2022	2023	2023
		RMB	RMB	US$
Shareholders’ equity:
Ordinary shares (US$0.0001 par value; 300,000,000 Class A ordinary shares authorized, 55,379,583 and 55,379,583 shares issued, and 48,639,660 and 55,379,583 shares outstanding as of December 31, 2022 and 2023, respectively; 6,296,630 and 6,296,630 Class B ordinary shares authorized, issued and outstanding as of December 31, 2022 and 2023, respectively; 193,703,370 and 193,703,370 shares (undesignated) authorized, nil and nil shares (undesignated) issued and outstanding as of December 31, 2022 and 2023, respectively)	19	43	43	6
Additional paid-in capital		1,885,637	1,885,142	265,517
Accumulated deficit		(1,379,864)	(1,376,530)	(193,880)
Accumulated other comprehensive loss		(4,654)	(2,466)	(347)
Total Quhuo Limited shareholders’ equity		501,162	506,189	71,296
Non-controlling interests		(3,585)	(911)	(128)
Total shareholders’ equity		497,577	505,278	71,168
Total liabilities and shareholders’ equity		1,055,617	1,031,936	145,346

The accompanying notes are an integral part of these consolidated financial statements.

QUHUO LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/Income

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		For the year ended December 31,
	Notes	2021	2022	2023	2023
		RMB	RMB	RMB	US$
Revenues	4	4,025,279	3,820,378	3,702,387	521,470
Cost of revenues		(3,849,682)	(3,567,690)	(3,535,778)	(498,004)
General and administrative		(240,749)	(213,592)	(184,336)	(25,963)
Research and development		(20,122)	(12,540)	(12,378)	(1,743)
(Loss)/gain on disposal of assets, net		(2,564)	13,975	22,317	3,143
Goodwill impairment		(51,971)	(4,882)	—	—
Total operating expenses		(315,406)	(217,039)	(174,397)	(24,563)
Operating (loss)/income		(139,809)	35,649	(7,788)	(1,097)
Interest income		644	690	1,047	147
Interest expense		(7,026)	(5,683)	(4,882)	(688)
Other (loss)/income, net		(33,964)	(26,068)	16,704	2,353
Foreign exchange gain		952	—	—	—
(Loss)/income before income tax		(179,203)	4,588	5,081	715
Income tax (expense)/benefit	18	(12,027)	(21,002)	927	131
Net (loss)/income		(191,230)	(16,414)	6,008	846
Net loss/(income) attributable to non-controlling interests		33,323	3,284	(2,674)	(377)
Net (loss)/income attributable to ordinary shareholders of Quhuo Limited		(157,907)	(13,130)	3,334	469
(Loss)/earnings per share:	20
Basic		(3.60)	(0.23)	0.06	0.01
Diluted		(3.60)	(0.23)	0.06	0.01
Shares used in (loss)/earnings per share computation:	20
Basic		43,914,204	56,007,723	55,534,919	55,534,919
Diluted		43,914,204	56,007,723	55,534,919	55,534,919

The accompanying notes are an integral part of these consolidated financial statements.

QUHUO LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		For the year ended December 31,
	Notes	2021	2022	2023	2023
		RMB	RMB	RMB	US$
Other comprehensive (loss)/income:
Profit and loss from fair value change through other comprehensive income, net of tax		(85)	—	—	—
Foreign currency translation adjustment		(3,331)	14,130	2,188	308
Comprehensive (loss)/income		(194,646)	(2,284)	8,196	1,154
Comprehensive loss/(income) attributable to non-controlling interests		33,323	3,284	(2,674)	(377)
Comprehensive (loss)/income attributable to ordinary shareholders of Quhuo Limited		(161,323)	1,000	5,522	777

QUHUO LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	Number of				Accumulated
	outstanding		Additional		other	Quhuo Limited		Total
	ordinary	Ordinary	paid-in	Accumulated	comprehensive	shareholders’	Non-controlling	shareholders’
	shares	shares	capital	deficit	loss *	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2020	42,891,960	36	1,779,923	(1,208,827)	(14,843)	556,289	46,542	602,831
Net loss	—	—	—	(157,907)	—	(157,907)	(33,323)	(191,230)
Other comprehensive loss	—	—	—	—	(3,416)	(3,416)	—	(3,416)
Issuance of ordinary shares in connection with business combination (note 5)	281,703	1	1,902	—	—	1,903	—	1,903
Acquisition of non-controlling interests	—	—	—	—	—	—	(725)	(725)
Exercise of employee share options	3,500,612	—	5,140	—	—	5,140	—	5,140
Share-based compensation (note 17)	—	—	68,932	—	—	68,932	—	68,932
Balance as of December 31, 2021	46,674,275	37	1,855,897	(1,366,734)	(18,259)	470,941	12,494	483,435
Net loss	—	—	—	(13,130)	—	(13,130)	(3,284)	(16,414)
Other comprehensive income	—	—	—	—	13,605	13,605	—	13,605
Acquisition of non-controlling interests (note 5)	9,000,000	6	10,999	—	—	11,005	(12,795)	(1,790)
Exercise of employee share options (note 17)	495,042	—	165	—	—	165	—	165
Cancellation of exercised options (note 17)	(1,233,027)	—	(1,186)	—	—	(1,186)	—	(1,186)
Share-based compensation (note 17)	—	—	19,762	—	—	19,762	—	19,762
Balance as of December 31, 2022	54,936,290	43	1,885,637	(1,379,864)	(4,654)	501,162	(3,585)	497,577
Net income	—	—	—	3,334	—	3,334	2,674	6,008
Other comprehensive income	—	—	—	—	2,188	2,188	—	2,188
Exercise of employee share options (note 17)	6,739,923	—	—	—	—	—	—	—
Share-based compensation (note 17)	—	—	(495)	—	—	(495)	—	(495)
Balance as of December 31, 2023	61,676,213	43	1,885,142	(1,376,530)	(2,466)	506,189	(911)	505,278
Balance as of December 31, 2023 in US$		6	265,517	(193,880)	(347)	71,296	(128)	71,168
*	Accumulative other comprehensive loss includes foreign currency translation adjustment for the year ended December 31, 2022 and 2023.

The accompanying notes are an integral part of these consolidated financial statements.

QUHUO LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		For the year ended December 31,
	Notes	2021	2022	2023	2023
		RMB	RMB	RMB	US$
Cash flows from operating activities
Net (loss)/income		(191,230)	(16,414)	6,008	846
Adjustments to reconcile net loss to net cash (used in)/ provided by operating activities:
Depreciation		5,233	7,513	5,316	749
Amortization		25,278	21,094	20,430	2,878
Goodwill impairment		51,971	4,882	—	—
Deferred income taxes	18	(4,333)	(5,209)	(6,093)	(858)
Share-based compensation	17	68,932	19,762	(495)	(70)
Loss/(gain) on disposals of intangible assets		2,564	(13,975)	(22,317)	(3,143)
Changes in fair value of short-term investment		52,877	41,845	(5,507)	(776)
Others		9,646	2,221	480	67
Changes in operating assets and liabilities:
Amounts due from related parties		—	—	3,623	510
Amounts due to related parties		—	(245)	—	—
Accounts receivable		(134,193)	13,098	19,701	2,775
Prepayments and other current assets		5,295	(5,929)	(42,379)	(5,969)
Other non-current assets		(22,635)	20,285	2,426	342
Accounts payable		65,144	(40,803)	(39,182)	(5,519)
Accrued expenses and other current liabilities		31,755	4,535	(24,605)	(3,466)
Lease liabilities		(193)	39	306	43
Income taxes payable		(4,693)	5,847	(2,326)	(328)
Other non-current liabilities		7,689	16,177	(12,668)	(1,784)
Net cash (used in)/provided by operating activities		(30,893)	74,723	(97,282)	(13,703)
Cash flows from investing activities
Purchase of short-term investments		(3,069,203)	(1,549,680)	(70,010)	(9,861)
Proceeds from sales of short-term investments		3,035,852	1,616,728	72,510	10,213
Proceeds from refund of short-term investments		—	5,582	1,419	200
Acquisitions of businesses, net of cash acquired	5	(3,360)	(5,010)	—	—
Other investing activities		(11,820)	1,521	467	66

QUHUO LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		For the year ended December 31,
	Notes	2021	2022	2023	2023
		RMB	RMB	RMB	US$
Cash flows from investing activities (continued)
Purchase of property and equipment		(9,330)	(4,659)	(142)	(20)
Acquisitions of intangible assets		(71,402)	(8,089)	(32,684)	(4,603)
Proceeds from disposals of intangible assets		18,850	20,818	46,824	6,595
Net cash (used in)/ provided by investing activities		(110,413)	77,211	18,384	2,590
Cash flows from financing activities
Proceeds from short-term debt		213,468	473,486	271,463	38,235
Repayments of short-term debt		(136,000)	(552,510)	(246,544)	(34,725)
Proceeds from long-term debt		—	—	—	—
Repayments of long-term debt		(8,795)	(3,116)	(698)	(98)
Net cash provided by/ (used in) financing activities		68,673	(82,140)	24,221	3,412
Effect of exchange rate changes on cash and restricted cash		(214)	321	110	15
Net (decrease)/ increase in cash and restricted cash		(72,847)	70,115	(54,567)	(7,686)
Cash and restricted cash, at the beginning of year		103,755	30,908	101,023	14,229
Cash and restricted cash, at the end of year		30,908	101,023	46,456	6,543
Supplemental disclosures of cash flow information:
Interest paid		6,169	5,723	3,167	446
Income tax paid		10,581	4,188	2,807	395
Supplemental disclosures of non-cash investing activities:
Operating lease liabilities arising from obtaining right-of-use assets		9,118	5,539	4,970	700
Non-monetary exchange of intangible assets		2,209	—	—	—

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

1.Organization, Consolidation and Principal Activities (continued)

As of December 31, 2023, the Company’s principal subsidiaries, VIE and subsidiaries of the VIE are as follows:

Percentage of
	Date of		direct or indirect
	incorporation/	Place of	ownership by the
Entity	acquisition	incorporation	Company	Principal activities
Subsidiaries of the Company
Quhuo Investment Limited (“Quhuo BVI”)	June 14, 2019	BVI	100%	Investment holding
Quhuo Technology Investment (Hong Kong) Limited (“Quhuo HK”)	June 17, 2019	Hong Kong	100%	Investment holding
Quhuo International Trade (HK) Limited (“Quhuo International”)	January 11, 2023	Hong Kong	51%	Vehicle export
Beijing Quhuo Information Technology Co., Ltd. (“WFOE”)	July 31, 2019	PRC	100%	Development of computer software and applications
Variable interest entity
Beijing Quhuo Technology Co., Ltd. (“Beijing Quhuo” or the “VIE”)	March 3, 2012	PRC	Nil	Development of computer software and applications; Investment holding
Subsidiaries of the VIE
Shanghai Quhuo Network Technology Co., Ltd. (“Shanghai Quhuo”)	April 4, 2014	PRC	Nil	On-demand delivery
Ningbo Xinying Network Technology Co., Ltd. (“Ningbo Xinying”)	December 15, 2016	PRC	Nil	Bike-sharing maintenance
Nantong Runda Marketing Planning Co., Ltd. (“Nantong Runda”)	February 28, 2018	PRC	Nil	On-demand delivery
Shanghai Yijida Network Technology Co., Ltd. (“Shanghai Yijida”)	September 7, 2015	PRC	Nil	On-demand delivery
Ningbo Dagong Network Technology Co., Ltd. (“Ningbo Dagong”)	January 5, 2018	PRC	Nil	Bike-sharing maintenance
Jiangxi Youke Automobile Rental Service Co., Ltd. (“Jiangxi Youke”)	April 8, 2018	PRC	Nil	Ride-hailing
Hainan Xinying Technology Co., Ltd. (“Hainan Xinying”)	June 29, 2020	PRC	Nil	On-demand delivery
Hainan Quhuo Technology Co., Ltd. (“Hainan Quhuo”)	July 8, 2020	PRC	Nil	On-demand delivery
Haikou Chengtu Network Technology Co., Ltd (“Haikou Chengtu”)	September 1, 2020	PRC	Nil	B&B Operation
Lailai Information Technology (Shenzhen) Co., Ltd. (“Shenzhen Lailai”)	November 1, 2020	PRC	Nil	Hotel Cleaning
Hainan Quxing Holdings Co., Ltd. (“Hainan Quxing”)	November 5, 2020	PRC	Nil	Freight service

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

Resolutions of directors of Quhuo Limited (the “Resolutions”) (continued)

As of December 31, 2023, RMB98,295 of accounts receivable and RMB10,129 of property and equipment of the VIE were pledged or collateralized. Creditors of the VIE have no recourse to the general credit of the Company, who is the primary beneficiary of the VIE, through its 100% controlled subsidiary WFOE. The Company did not provide any financial or other support to the VIE other than what is obligated by the agreements described above. The table sets forth the assets and liabilities of the VIE’s included in the Company’s consolidated balance sheets:

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
ASSETS:
Current assets:
Cash	87,579	43,690	6,154
Restricted cash	5,579	1,271	179
Short-term investments	2,500	—	—
Accounts receivable	495,046	475,992	67,042
Prepayments and other current assets	53,515	66,777	9,405
Inter-group balance due from Parent and WFOE	18	—	—
Amounts due from related parties	3,876	253	36
Total current assets	648,113	587,983	82,816
Non-current assets:
Property and equipment, net	11,251	14,517	2,045
Intangible assets, net	101,603	82,818	11,665
Right-of-use assets, net	5,562	6,217	876
Goodwill	65,481	65,481	9,223
Deferred tax assets	12,000	21,974	3,095
Other non-current assets	140,272	141,383	19,913
Total non-current assets	336,169	332,390	46,817
Total assets	984,282	920,373	129,633
LIABILITIES:
Current liabilities:
Accounts payable	293,281	247,188	34,816
Accrued expenses and other current liabilities	68,821	58,345	8,218
Short-term debt	65,434	92,653	13,050
Short-term lease liabilities	3,276	3,906	550
Inter-group balance due to Parent and WFOE	58,489	44,054	6,205
Total current liabilities	489,301	446,146	62,839
Non-current liabilities:
Deferred tax liabilities	814	4,689	660
Long-term debt	1,303	7,533	1,061
Long-term lease liabilities	1,103	1,434	202
Other non-current liabilities	66,880	54,484	7,674
Total non-current liabilities	70,100	68,140	9,597
Total liabilities	559,401	514,286	72,436

The VIE’s net asset balance was RMB424,881 and RMB406,087 (US$57,197) as of December 31, 2022 and 2023, respectively.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.Organization, Consolidation and Principal Activities (continued)

Resolutions of directors of Quhuo Limited (the “Resolutions”) (continued)

The table sets forth the results of operations of the VIE included in the Company’s consolidated statements of comprehensive loss for the years ended December 31, 2021, 2022 and 2023, respectively:

	For the year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Revenue	4,025,279	3,820,378	3,547,932	499,716
Net (loss)/income	(120,539)	61,939	22,230	3,131

The table sets forth the cash flows of the VIE included in the Company’s consolidated statements of cash flows for the years ended December 31, 2021, 2022 and 2023, respectively:

	For the year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Net cash (used in)/provided by operating activities	(27,699)	114,059	(74,965)	(10,559)
Net cash (used in)/provided by investing activities	(112,604)	39,767	2,552	359
Net cash provided by/(used in) financing activities	68,673	(82,140)	24,221	3,411
Effect of exchange rate changes on cash	—	(306)	(6)	(1)
Net (decrease)/increase in cash	(71,630)	71,380	(48,198)	(6,790)

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

2.Summary of Significant Accounting Policies (continued)

Foreign currency

The functional currency of the Company, Quhuo BVI, Quhuo HK and Quhuo International is the United States Dollars (“US$”). The functional currency of WFOE, the VIE and subsidiaries of the VIE located in the PRC is Renminbi (“RMB”). The Company uses the RMB as its reporting currency.

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

Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB7.0999 on December 29, 2023 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

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

Accounts receivable and allowance for credit losses

Accounts receivable are carried at net realizable value. The Company's accounts receivable are within the scope of ASC Topic 326. The Company has identified the relevant risk characteristics of accounts receivable which include size, type of the services or the products the Company provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Company considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the life - time expected credit losses. Additionally, external data and macroeconomic factors are also considered. This is assessed at each half year based on the Company's specific facts and circumstances.

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

2.Summary of Significant Accounting Policies (continued)

Fair value measurements

Financial instruments of the Company primarily include cash, restricted cash, short-term investments, accounts receivable, other receivables, accounts payable and accrued liabilities, other receivables, amounts due from and due to related parties, long-term investments, deposits, equity consideration payable, contingent consideration payable, short-term debt and long-term debt. The Company applies ASC 820, Fair Value Measurements and Disclosures (‘‘ASC 820’’), in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement. The short-term investments are measured at fair value. Equity method investments have no quoted market prices and it is not practicable to estimate their fair value without incurring excessive costs. The carrying amounts of the remaining financial instruments, except for long-term debt and deposits, approximate their fair values because of their short-term maturities.

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

Impairment of long-lived assets other than goodwill

The Company evaluates its long-lived assets, including property and equipment and intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Company evaluates the recoverability of long-lived assets by comparing their carrying amount to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets when the market prices are not readily available. The Company also recorded RMB4,240, nil and nil impairment charges related to intangibles assets for the years ended December 31, 2021, 2022 and 2023, respectively.

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

2.Summary of Significant Accounting Policies (continued)

Goodwill (continued)

Under ASC 350, goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company early adopted ASU No. 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (‘‘ASU 2017-04’’), pursuant to which the Company will apply a one-step quantitative test and record the amount of goodwill impairment as the excess of a goodwill allocated to the reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The Company assesses qualitative factors such as business changes, economic outlook, financial trends and forecast, growth rates, industry data and other relevant qualitative factors to determine if it’s more-likely-than-not that the goodwill might be impaired and whether it’s necessary to perform a quantitative goodwill impairment. If the qualitative factors indicate a potential impairment, the Company compares the carrying amount of a reporting unit to its fair value, which is based on a discounted future cash flow approach. The Company recognized goodwill impairment charge of RMB51,971, RMB4,882 and nil for the years ended December 31, 2021, 2022 and 2023, respectively.

Revenue recognition

The Company generates its revenue from its on-demand consumer service business, primarily from On-demand delivery solution services provided to online ordering platforms operated by industry customers in the PRC and some other third parties. The Company also generates revenue from its bike-sharing maintenance solution services provided to bike-sharing companies, from ride-hailing solution services, from vehicle export solution services, from housekeeping solution services and from B&B operation solutions services.

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

The Company recognizes consideration payable to the customer that is not in exchange for a distinct good or service as a reduction of revenue. When the Company makes an upfront payment to a customer for entering into a new contract, the substance of the payment is generally made to secure a relationship with the customer to generate future revenues. The upfront payment is initially recognized as a non-current asset and reduces revenues on a straight-line basis over anticipated relationship period. The anticipated relationship period is generally 8 years and will be reassessed on an annual basis.

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

Mobility service solutions

The Company’s mobility service solutions comprise ride-hailing solutions, shared-bike maintenance solutions, vehicle export solutions and freight service solutions.

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

Vehicle export solutions

The Company generated revenue from vehicle export solutions primarily by selling vehicles to third party buyers. The Company charges payments of vehicles based on the unit price and the number of vehicles shipped and recognizes sales revenue point in time as the vehicles are shipped.

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

2.Summary of Significant Accounting Policies (continued)

Employee benefit expenses

All eligible employees of the Company are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Company is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees’ salaries. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Company’s obligations are limited to the amounts contributed. The Company has no further payment obligations once the contributions have been paid. The Company recorded employee benefit expenses of RMB11,311, RMB4,036 and RMB6,935 (US$977) for the years ended December 31, 2021, 2022 and 2023, respectively.

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

In accordance with the provisions of ASC 740, the Company recognizes in its consolidated financial statements the impact of a tax position if a tax return position or future tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Company’s estimated liability for unrecognized tax benefits, if any, will be recorded in the “other non-current liabilities” in the accompanying consolidated financial statements, and is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The actual benefits ultimately realized may differ from the Company’s estimates. As each audit is concluded, adjustments, if any, are recorded in the Company’s consolidated financial statements. Additionally, in future periods, changes in facts, circumstances, and new information may require the Company to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur.

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

Segment reporting

In accordance with ASC 280-10, Segment Reporting: Overall, the Company’s chief operating decision maker (‘‘CODM’’) has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Company as a whole and hence, the Company has only one reportable segment. The Company does not distinguish between markets or segments for purposes of internal reporting. All of the Company’s revenues for the years ended December 31, 2021 and 2022 were generated from the PRC. More than 95% of the Company’s revenues for the year ended December 31, 2023 were generated from the PRC. As of December 31, 2022 and 2023, all of the long-lived assets of the Company are located in the PRC, and therefore, no geographical segments are presented.

Recent accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Group’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In November 2019, the FASB issued ASU 2019-10, which extends the adoption date for certain registrants. The amendments in ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within fiscal years beginning after December 15, 2023. In February 2020 the FASB issued ASU 2020-02 which updated SEC Staff Accounting Bulletin No. 119 providing interpretive guidance on methodology and supporting documentation for measuring credit losses. The Group’s primary financial instrument in-scope for ASU 2016-13 is accounts receivable. Given the short-term nature of the receivables and minimal expected credit losses, the adoption of this guidance did not have a material impact on the Group’s consolidated financial statements.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.Summary of Significant Accounting Policies (continued)

Recent accounting pronouncements (continued)

In June 2022, the FASB issued ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. FASB clarifies guidance on measuring fair value of equity securities subject to contractual sale restrictions. The amendments clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The Company is currently evaluating the impact on its financial statements of adopting this guidance.

In November 2023, the FASB issued ASU 2023-07 “Segment Reporting (Topic 280)”. The amendment in this Update is intended to improve reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The amendments also require a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measures of segment profit or loss in assessing segment performance and deciding how to allocate resources. For public entity with single reportable segment, the Update requires the entity to provide all the disclosures required by the amendments in the ASU and all existing segment disclosures in Topic 280. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company will adopt this ASU on October 1, 2024 and expects that the adoption will not have a material impact on the Company’s consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. The Update requires that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income (or loss) by the applicable statutory income tax rate). The ASU is effective for public business entities for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Company will adopt this ASU on October 1, 2026. The Company does not expect the adoption will have a material impact on the Company’s consolidated financial statements and related disclosures.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial position, statements of comprehensive income and cash flows.

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

The top three customers accounted for 36%, 35% and 21% of total revenues during the year ended December 31, 2021, and 39%, 31% and 23% of total revenues during the year ended December 31, 2022, and 35%, 30%, and 25% of total revenues during the year ended December 31, 2023. Four, three and three suppliers accounted for more than 10% each of cost of revenues during the years ended December 31, 2021, 2022 and 2023 respectively.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

3.Concentration of Risks (continued)

(b)Interest rate risk

The Company is exposed to interest rate risk related to its short-term loan. The interest rate of a short-term loan was mainly based on the one year People’s Bank of China (“PBOC”) benchmark interest rates and a pre-determined margin. A hypothetical 1% increase or decrease in annual interest rates would increase or decrease interest expense by approximately RMB 899 (US$127) per year based on the outstanding short-term loan balance at December 31, 2023.

(c)Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against U.S. dollar, there was depreciation of approximately 2.3%, appreciation of approximately 8.2% and appreciation of approximately 2.9% during the years ended December 31, 2021, 2022 and 2023, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. To the extent that the Company needs to convert U.S. dollar into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends on ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company. In addition, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of the Company’s earnings or losses.

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

4.Revenues

The following table presents the Company’s revenues disaggregated by revenue category.

	For the year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Revenue
On-demand delivery solution services	3,828,956	3,638,729	3,412,802	480,683
Mobility service solutions	110,168	108,081	233,837	32,935
Housekeeping services	79,735	72,576	48,670	6,855
Others	6,420	992	7,078	997
Total revenues	4,025,279	3,820,378	3,702,387	521,470

5.Business Combination

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

6.Short-term investments

The Company’s short-term investments included structured notes with maturities of one year or less and investment in alternative investment fund, which is measured using the NAV per share as a practical expedient. The following is a summary of the Company’s short-term investments:

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Structured notes	2,500	—	—
Investment in fund	61,855	68,378	9,631
Total short-term investments	64,355	68,378	9,631

For the years ended December 31, 2021, 2022 and 2023, the Company recognized other income related to its structured notes of RMB2,922, RMB3,411 and RMB2,386 (US$336), respectively, in the consolidated statements of comprehensive loss.

For the years ended December 31, 2021, 2022 and 2023, the Company recognized unrealized (loss) and gain on fair value change of the investment of RMB(52,877), RMB(47,487) and RMB5,507 (US$776), respectively, as other (loss)/income, net in the consolidated statements of comprehensive loss.

7.Accounts Receivable

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Accounts receivable	502,177	482,365	67,940
Less: allowance for doubtful accounts	(7,131)	(6,373)	(898)
Accounts receivable, net	495,046	475,992	67,042

The following table presents the movement in the allowance for doubtful accounts:

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Balance at beginning of year	(4,651)	(7,131)	(1,005)
Additions	(4,243)	—	—
Reversals	—	758	107
Written off	1,763	—	—
Balance at end of year	(7,131)	(6,373)	(898)

Substantially all of the Company’s accounts receivable as of December 31, 2022 and 2023 are aged within 90 days.

8.Prepayments and Other Current Assets

Prepayments and other current assets consisted of the following:

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Other receivables	28,941	78,819	11,101
Employee advances	2,094	2,814	396
Prepaid rents	7,925	10,039	1,414
Others	15,961	16,682	2,350
Total prepayments and other current assets	54,921	108,354	15,261

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

9.Property and Equipment

Property and equipment, net consisted of the following:

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Vehicles	28,591	30,902	4,352
Electronic equipment	5,156	4,951	697
Leasehold improvement	417	417	59
Furniture	459	482	68
Less: Accumulated depreciation	(23,173)	(22,117)	(3,115)
Total property and equipment, net	11,450	14,635	2,061

The Company recorded depreciation expenses of RMB5,233, RMB7,513 and RMB5,316 (US$749) for the years ended December 31, 2021, 2022 and 2023, respectively.

10.Leases

The Company’s operating leases mainly related to office premises and on-demand delivery service stations. The total lease cost for the year ended December 31, 2022 and 2023 was RMB 44,281 and RMB 39,809 (US$5,607), comprised of operating lease expenses of RMB 3,557 and RMB4,873 (US$686), and short-term lease expenses of RMB 40,724 and RMB34,936 (US$4,921) respectively. The weighted-average remaining lease term and weighted average incremental borrowing rate as of December 31, 2023 was 1.58 years and 4.67%, respectively.

The undiscounted future minimum payments under the Company’s operating lease liabilities and reconciliation to the operating lease liabilities recognized on the consolidated balance sheet was as below:

	2023	2023
	RMB	US$
2024	4,067	573
2025	1,305	184
2026 and after	165	23
Total undiscounted cashflows	5,537	780
Less: imputed interest	197	28
Present value of lease liabilities	5,340	752

As of December 31, 2023, future minimum payment under non-cancellable short-term leases was RMB5,537 (US$780).

The operating cash flows used in operating leases was RMB4,842 and RMB3,157 (US$445) for the years ended December 31, 2022 and 2023, respectively.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

11.Intangible Assets

Intangible assets, net consisted of the following:

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Customer relationships	163,324	150,977	21,265
Purchased software	455	517	73
Technology	2,900	2,900	408
Less: Accumulated amortization and impairment	(65,076)	(71,576)	(10,081)
Total intangible assets, net	101,603	82,818	11,665

The Company recorded amortization expenses of RMB21,104, RMB21,094 and RMB20,430 (US$2,878) primarily as cost of revenues, and RMB4,240, nil and nil of impairment charges as general and administrative expenses for the years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2023, estimated amortization expenses of the existing intangible assets for each of the next five years are RMB19,332, RMB17,917, RMB14,111, RMB13,086 and RMB10,501, respectively.

12.Goodwill

Changes in the carrying amount of goodwill by the reporting units as of December 31, 2022 and 2023 were as follows:

	Meituan		Eleme on-			Ride-hailing
	on-demand	Bike-sharing	demand	B&B	Housekeeping	solution
	delivery	maintenance	delivery	solution	solution	services	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2021	11,194	4,882	9,819	4,613	36,245	—	66,753
Acquisitions (note 5)						3,610	3,610
Impairment	—	(4,882)	—	—	—	—	(4,882)
Balance as of December 31, 2022	11,194	—	9,819	4,613	36,245	3,610	65,481
Acquisitions	—	—	—	—	—	—	—
Balance as of December 31, 2023	11,194	—	9,819	4,613	36,245	3,610	65,481
Balance as of December 31, 2023, in US$	1,577	—	1,383	650	5,105	508	9,223

In December 2022, the Company completed its annual goodwill impairment analysis, which indicated the carrying value of the Bike-sharing maintenance reporting unit exceeded its fair value due to slower than anticipated business integration. As a result, the Company recognized a charge of RMB4,882.

In December 2023, the Company completed its annual goodwill impairment analysis, and no impairment charges were recorded.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

13.Other Non-current Assets

Other non-current assets consisted of the following:

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Rental and industry customer deposits (1)	100,443	106,599	15,015
Prepayments	33,802	33,370	4,700
Long-term investments	6,055	1,415	199
Total other non-current assets	140,300	141,384	19,914
(1)	The Company’s rental deposits are mainly paid to landlords for its various office spaces and are refundable upon termination of the leases. Industry customer deposits consist of refundable deposits paid to industry customers and are refundable upon termination of contracts with each customer. The Company evaluated the recoverability of the deposits periodically and recorded an allowance of nil and nil for the year ended December 31, 2022 and 2023, respectively.

14.Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Amounts due to third-parties	33,157	30,142	4,245
Income tax payables	13,446	11,121	1,566
Other tax payables	12,025	17,206	2,423
Salary and welfare payables	33,262	17,210	2,424
Deposits received from ride-hailing drivers	3,234	3,781	533
Purchase consideration payable	15,845	15,784	2,223
Others	14,980	12,888	1,816
Total	125,949	108,132	15,230

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

15.Debt

Short-term Debt

The following table presents the Company’s outstanding short-term debt as of December 31, 2022 and 2023:

	Annual		As of	As of
Name	interest rates	Term	December 31, 2022	December 31, 2023
			RMB	RMB	US$
Short-term loans
Short-term bank loans	3.20%-6.00%	0.5-1 year	65,000	89,920	12,665
Long-term debt, current portion	5.55% - 10.46%	3-4.5 years	434	2,733	385
Total			65,434	92,653	13,050

Short-term bank loans consist of secured RMB denominated borrowings from financial institutions in the PRC that are repayable within one year. As of December 31, 2022 and 2023, the repayments of all short-term loans are guaranteed by certain accounts receivables, or specific subsidiaries of the Company.

Long-term debt

The following table presents the Company’s long-term debt as of December 31, 2022 and 2023:

	Annual		As of	As of
	interest rates	Term	December 31, 2022	December 31, 2023
			RMB	RMB	US$
Long-term debt, current portion	5.55% - 10.46%	3-4.5 years	434	2,733	385
Long-term debt, non-current portion	5.55% - 10.46%	3-4.5 years	1,303	7,533	1,061
Total			1,737	10,266	1,446

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

In May 2023 and December 2023, the Company entered into 3 agreements with third parties pursuant to which the Company borrowed RMB8,861 to purchase 83 vehicles for a total consideration of RMB9,052 for the Company’s ride-hailing solution business. Under the terms of the agreement, the Company will repay in fixed monthly installments in 36 to 54 months. The effective interest rates were 5.55% to 9.99% per annum. The Company obtained the ownership of the vehicles at inception of the arrangement and the borrowings are secured by the related vehicles.

The weighted average interest rate for all the outstanding borrowings was approximately 5.77%, 5.18% and 5.10% as of December 31, 2021, 2022 and 2023 respectively.

As of December 31, 2023, maturities of the debt are as follows:

	RMB	US$
2024	92,653	13,050
2025	2,827	398
2026	2,802	395
2027	1,361	192
2028	543	76
Total	100,186	14,111

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

16.Other non-current liabilities

Other non-current liabilities consisted of the following:

		As of December 31,
	Note	2022	2023	2023
		RMB	RMB	US$
Unrecognized tax benefit	18	65,080	52,412	7,382
Contingent consideration, non-current portion		1,800	1,800	254
Total		66,880	54,212	7,636

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

As of December 31, 2023, all options under the 2019 Plan were exercised with waived price.

A summary of the option activities for employees under the 2019 Plan is as follows:

					Weighted
		Weighted	Weighted		average
		average	average	Aggregate	remaining
	Number of	exercise	grant date	intrinsic	contractual
	options	price	fair value	value	term
		US$	US$	US$
Outstanding as of December 31, 2020	5,933,032	0.08	5.29	41,992	8.1
Granted	785,917	0.0001	4.86	—	—
Canceled	(2,187,287)	0.0001	5.14	—	—
Exercised	(1,842,456)	0.17	5.46	—	—
Outstanding as of December 31, 2021	2,689,206	0.06	5.30	2,822	7.5
Exercise withdraw	1,233,027	0.15	5.13	—	—
Exercised	(127,580)	0.20	6.17	—	—
Outstanding as of December 31, 2022	3,794,653	0.05	5.22	1,300	6.3
Exercised	3,794,653	—	5.22	—	—
Outstanding as of December 31, 2023	—	—	—	—	—
Vested and expected to vest as of December 31, 2023	—	—	—	—	—
Exercisable at December 31, 2023	—	—	—	—	—

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s ordinary share as of December 31, 2021, 2022 and 2023 and the option’s respective exercise price. For the year ended December 31, 2023, the total intrinsic value and unrecognized employee share-based compensation expenses related to unvested share-based awards was nil.

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

In December 2023, the Company granted 1,644,576 options under the 2019 Plan to certain non-employee. These options were fully vested on the grant date, and the Company recognized the share compensation expenses in full on the grant date.

As of December 31, 2023, all options under the 2019 Plan were exercised with waived price.

A summary of the option activities for non-employees under the 2019 Plan is as follows:

					Weighted
		Weighted	Weighted		average
		average	average	Aggregate	remaining
	Number of	exercise	grant date	intrinsic	contractual
	options	price	fair value	value	term
		US$	US$	US$
Outstanding as of December 31, 2020	2,418,883	0.21	5.24	17,748	8.0
Granted	1,047,890	0.0001	4.86	—	—
Exercised	(1,074,879)	0.46	5.13	—	—
Outstanding as of December 31, 2021	2,391,894	0.0001	5.12	2,655	8.0
Canceled	(723,738)	0.0001	5.32	—	—
Exercised	(367,462)	0.0001	4.86	—	—
Outstanding as of December 31, 2022	1,300,694	0.0001	5.08	556	7.2
Granted	1,644,576	0.0001	—	—	—
Exercised	(2,945,270)	0.00002	2.24	—	—
Outstanding as of December 31, 2023	—	—	—	—	—
Vested and expected to vest as of December 31, 2023	—	—	—	—	—
Exercisable as of December 31, 2023	—	—	—	—	—

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s ordinary share as of December 31, 2021, 2022 and 2023 and the option’s respective exercise price. For the year ended December 31, 2023, the total intrinsic value and unrecognized employee share-based compensation expenses related to unvested share-based awards was nil.

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

The assumptions used to estimate the fair value of the options granted are as follow:

	For the year ended	For the year ended
	December 31, 2021	December 31, 2023
Risk-free interest rate	1.61%	4.0%
Expected volatility	33%	94.5%
Suboptimal exercise factor	2.5	2.5
Fair value per ordinary share	US$4.86	US$0.145
Expected dividend yield	—	—
Post-vesting forfeiture rate	—	—

The binomial-lattice option valuation model considered the contract lives of the options of 10 years.

The Company recognized RMB68,932, RMB19,762 and (RMB495) (US$70) of share-based compensation expense in general and administrative expenses for the years ended December 31, 2021, 2022 and 2023.

18.Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain arising in Cayman Islands.

BVI

Under the current laws of the BVI, Quhuo BVI is not subject to tax on income or capital gains.

Hong Kong

The Company's subsidiaries incorporated in Hong Kong are subject to Hong Kong profits tax of 16.5% on its activities conducted in Hong Kong. In 2023, Quhuo International, a new subsidiary, qualified for the requirements of two-tiered tax rates, and its first two million HK dollar of annual profit tax was eligible for 8.25% reduction and profits above will be subject to the tax rate of 16.5%. No provision for Hong Kong profits tax was made in the consolidated financial statements for the years ended December 31, 2021 and 2022, respectively.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

18.Income Taxes (continued)

PRC

The Company’s subsidiaries, VIE and VIE’s subsidiaries in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008 except for the following entities eligible for preferential tax rates. In 2022, Nantong Runda qualified for the requirements of small and micro-sized enterprise, thus 12.5% of the first RMB 1.0 million of the assessable profit before tax is subject to preferential tax rate of 20% and the 25% of the assessable profit before tax exceeding RMB 1.0 million but not exceeding RMB 3.0 million is subject to preferential tax rate of 20%. In 2023, Shanghai Quhuo and Nantong Runda qualified for the requirements of small and micro-sized enterprise, thus 25% of its first RMB 3.0 million of the assessable profit before tax is subject to the tax rate of 20%. Hainan Quhuo, Hainan Xinying and Haikou Chengtu are enterprises registered in the Hainan free trade port and engaged in substantial business in encouraged industries and are therefore entitled to preferential tax rate of 15%. Beijing Quhuo, a subsidiary of VIE, was recognized as high and new technology enterprise (“HNTE”) in 2020 and extendedd in 2023, thus it is eligible for a preferential tax rate of 15% from 2020 to 2025.

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

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of comprehensive loss were as follows:

	As of December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Current income tax expense	16,360	26,211	5,166	727
Deferred income tax benefit	(4,333)	(5,209)	(6,093)	(858)
Total income tax expense/ (benefit)	12,027	21,002	(927)	(131)

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

18.Income Taxes (continued)

Reconciliation between expenses of income taxes

The reconciliations of the income tax expense for the years ended December 31, 2021, 2022 and 2023 were as follows:

	For the year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Net (loss)/income before income tax expense	(179,203)	4,588	5,081	715
Income tax at statutory tax rate	(44,801)	1,147	1,270	179
International tax rate difference	12,801	14,598	(289)	(41)
Effect of preferential tax rates	(4,080)	(9,083)	(3,970)	(559)
Non-deductible entertainment expenses	4,189	4,637	454	64
Non-deductible stock compensation	18,020	4,940	(124)	(18)
Other non-deductible expense	17,576	3,819	1,789	252
Research and development expense super-deduction	(1,562)	(2,003)	(1,520)	(214)
Changes in valuation allowance	4,290	424	(1,355)	(191)
Interest expense	5,785	2,523	2,818	397
Tax rate change	(191)	—	—	—
Income tax expense/(benefit)	12,027	21,002	(927)	(131)

Deferred tax assets and liabilities

Deferred taxes were measured using the enacted tax rates for the periods in which the temporary differences are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax balances as of December 31, 2022 and 2023 were as follows:

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Deferred tax assets:
Tax losses carried forward	17,779	27,950	3,937
Accrued expense and other current liabilities	6,969	—	—
Amortization and depreciation difference	2,928	3,868	545
Bad debt provision	1,464	1,269	179
Leasing liability	980	1,109	156
Prepaid rent	266	163	23
Less: valuation allowance	(16,164)	(14,809)	(2,086)
Deferred tax assets, net	14,222	19,550	2,754
Deferred tax liabilities:
Intangible assets	1,790	999	141
Right-of-use assets	1,247	1,272	179
Deferred tax liabilities, net	3,037	2,271	320

The Company operates through VIE and subsidiaries of the VIE and valuation allowance is considered for each of the entities on an individual basis. The Company recorded valuation allowance against deferred tax assets of those entities that were in a three-year cumulative financial loss and are not forecasting profits in the near future as of December 31, 2021, 2022 and 2023. In making such determination, the Company also evaluated a variety of factors including the Company’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

18.Income Taxes (continued)

Deferred tax assets and liabilities (continued)

As of December 31, 2021, 2022 and 2023, the Company had taxable losses of RMB56,041, RMB81,542 and RMB113,220 (US$15,947) derived from entities in the PRC, which can be carried forward per tax regulation to offset future taxable income for income tax purposes. The PRC taxable losses will expire from December 31, 2024 to 2028 if not utilized.

Unrecognized Tax Benefit

As of December 31, 2021, 2022 and 2023, the Company had unrecognized tax benefit of RMB43,311, RMB55,263 and RMB54,212 (US$7,636), respectively, of which RMB40,002, RMB53,656 and RMB54,212 (US$7,636) are presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets. It is possible that the amount of unrecognized tax benefit will further change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment. As of December 31, 2021, 2022 and 2023, unrecognized tax benefits of RMB43,197, RMB55,149 and RMB54,098 (US$7,620), respectively, if ultimately recognized, will impact the effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefit was as follows:

	For the year ended December 31,
	2022	2023	2023
	RMB	RMB	US$
Balance at January 1	43,311	55,263	7,784
Increase	12,449	5,245	739
Decrease	(497)	(6,296)	(887)
Balance at December 31	55,263	54,212	7,636

In the years ended December 31, 2021, 2022 and 2023, the Company recorded interest expense accrued in relation to the unrecognized tax benefit of RMB5,785, RMB2,523 and RMB2,818 (US$397) in income tax expense, respectively. Accumulated interest expense recorded in unrecognized tax benefit was RMB8,901, RMB11,424 and RMB14,242 (US$2,006), respectively, as of December 31, 2021, 2022 and 2023.

As of December 31, 2023, the tax years ended December 31, 2018 through period ended as of the reporting date for the WFOE, the VIE and VIE’s subsidiaries remain open to examination by the PRC tax authorities.

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

As of December 31, 2022 and 2021, the authorized share capital consisted of 500,000,000 shares, of which, 300,000,000 shares were designated as Class A ordinary shares, 6,296,630 shares as Class B ordinary shares, and 193,703,370 shares of such class (or classes) as the board of directors may determine. The rights of the Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 15 votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

19.Ordinary Shares (continued)

As of December 31, 2022, there were 55,379,583 Class A ordinary shares issued and 48,639,660 Class A ordinary shares outstanding, and there were 6,296,630 Class B ordinary shares issued and outstanding. As of December 31, 2023, there were 55,379,583 Class A ordinary shares issued and 55,379,583 Class A ordinary shares outstanding, and there were 6,296,630 Class B ordinary shares issued and outstanding. No Class B ordinary shares were converted into Class A ordinary shares as of December 31, 2023.

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

	December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Basic (Loss)/Earnings Per Share
Numerator:
Net (loss)/income attributable to ordinary shareholders for computing basic (loss)/earnings per ordinary share	(157,907)	(13,130)	3,334	469
Denominator:
Weighted average number of shares outstanding	43,914,204	56,007,723	55,534,919	55,534,919
(Loss)/earnings per share - basic	(3.60)	(0.23)	0.06	0.01

The following table sets forth the computation of diluted net (loss)/earnings per share for the following periods:

	December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Diluted (Loss)/Earnings Per Share
Numerator:
Net (loss)/income attributable to ordinary shareholders for computing diluted (loss)/earnings per ordinary share	(157,907)	(13,130)	3,334	469
Denominator:
Weighted average number of shares outstanding	43,914,204	56,007,723	55,534,919	55,534,919
(Loss)/earnings per share - diluted	(3.60)	(0.23)	0.06	0.01

The effects of all outstanding contingently redeemable ordinary shares and share options were excluded from the computation of diluted loss per share for the years ended December 31, 2021 and 2022, as the effect would be anti-dilutive. For the year ended December 31, 2023, potential dilutive shares consist of incremental ordinary shares issuable upon the exercise of outstanding options calculated under treasury method.

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

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries and VIE with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts restricted include paid-in capital and statutory reserve of the Company’s PRC subsidiaries and the VIE, totalling approximately RMB227,389 (US$32,027) as of December 31, 2023; therefore in accordance with Rules 504 and 4.08(e)(3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2021, 2022 and 2023 and for each of the three years in the period ended December 31, 2023 are disclosed in Note 25.

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

23.Related Party Transactions

Names of the related parties	Relationship with the Company
Hainan Huiliu Tianxia Network Technology Co., Ltd.(“Hainan Huiliu”)	Entity controlled by a principle shareholder
Shenyang Bokai Network Technology Co., Ltd. (“Shenyang Bokai”)	Entity controlled by management

Amounts due from related party as of December 31, 2022 and December 31, 2023 were as follows:

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Amounts due from related party：
Hainan Huiliu	3,876	253	36

Amounts due from Hainan Huiliu were unsecured, interest-free and have fixed terms of repayment, which were advance made and settled in January.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

23.Related Party Transactions (continued)

Transactions with related parties for the years ended December 31, 2021, 2022 and 2023:

	For the year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Labor consulting service received from:
Hainan Huiliu	54,525	63,474	24,977	3,518
Shenyang Bokai	1,525	1,635	—	—
Total	56,050	65,109	24,977	3,518

The Company received labor recruitment services from Hainan Huiliu and Shenyang Bokai and recorded labor recruitment cost in cost of revenues.

24.Fair Value Measurement

(a)Assets and liabilities measured or disclosed at fair value on a recurring basis

In accordance with ASC 820, the Company measures short-term investments and payables for contingent consideration for business acquisitions at fair value on a recurring basis. Short-term investments include structured notes with a variable interest rate and equity investment in a mutual fund with fair value measurement. The short-term investments in structured notes are recorded at fair value based on quoted prices provided by banks at the end of each period. The Company classifies the valuation techniques that use these inputs as Level 2 of fair value measurements. The Company measures the fair value of contingent consideration for business combination using 1) management’s estimate of the acquiree’s pre-tax operating profit for the years ended December 31, 2019, 2) management’s estimate of the acquiree’s certain revenue and net profit for the year ending December 31, 2021, 2022 and 2023, and 3) as well as the discount factor which considers the time value of money and credit risk. The Company measured the payables for contingent consideration at fair value on a recurring basis using significant unobservable inputs (Level 3) as of the year ended December 31, 2023. Significant increases (decreases) in the inputs used in the fair value measurement of Level 3 contingent consideration in isolation would result in a significant higher (lower) fair value measurement.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

24.Fair Value Measurement (continued)

(a)Assets and liabilities measured or disclosed at fair value on a recurring basis (continued)

As of December 31, 2022and 2023, assets and liabilities measured or disclosed at fair value on a recurring basis are summarized below:

		Fair value measurement or disclosure
		at December 31, 2022 using
		Quoted prices in		Significant
		active market for	Significant other	unobservable
	Total fair value at	identical assets	observable inputs	inputs
	December 31, 2022	(Level 1)	(Level 2)	(Level 3)	Total (losses)
	RMB	RMB	RMB	RMB	RMB
Assets
Short-term investments, structured notes - recurring	2,500	—	2,500	—	—
Short-term investments, alternative investment fund (1)	61,855	—	—	—	(49,664)
Total	64,355	—	2,500	—	(49,664)
Liabilities
Purchase consideration payables	15,845	—	—	15,845	—
Contingent consideration	1,800	—	—	1,800	—
Total	17,645	—	—	17,645	—

		Fair value measurement or disclosure
		at December 31, 2023 using
		Quoted prices in		Significant
		active market for	Significant other	unobservable
	Total fair value at	identical assets	observable inputs	inputs
	December 31, 2023	(Level 1)	(Level 2)	(Level 3)	Total gains
	RMB	RMB	RMB	RMB	RMB
Assets
Short-term investments, alternative investment fund (1)	68,378	—	—	—	5,507
Total	68,378	—	—	—	5,507
Liabilities
Purchase consideration payables	15,784	—	—	15,784	—
Contingent consideration	1,800	—	—	1,800	—
Total	17,584	—	—	17,584	—
(1)	Investments are measured at fair value using NAV as a practical expedient. These investments have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the consolidated statements of balance sheets.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

24.Fair Value Measurement (continued)

(b)Assets and liabilities measured at fair value on a nonrecurring basis

The Group’s goodwill and intangible assets are primarily acquired through business acquisitions. Purchase price allocation are measured at fair value on a nonrecurring basis as of the acquisition dates. The Group measures its goodwill and intangible assets at fair value on a nonrecurring basis annually or whenever events or changes in circumstances indicate that carrying amount of a reporting unit exceeds its fair value. Acquired intangible assets are measured using the income approach - discounted cash flow method when events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. The Group recognized impairment loss related to goodwill and acquired intangible assets arising from acquisitions of RMB4,882 and nil for the years ended December 31, 2022 and 2023, respectively.

25.Condensed Financial Information of the Parent Company

The following is the condensed financial information of the parent Company on a parent company only basis.

Condensed balance sheets

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Assets:
Current assets
Cash	7,157	424	60
Short-term investments	61,855	68,378	9,631
Inter-group balance due from VIE, WFOE and subsidiaries	88,264	93,704	13,198
Total current assets	157,276	162,506	22,889
Non-current assets
Investments in subsidiaries, VIE and VIE’s subsidiaries	345,026	346,076	48,744
Total non-current assets	345,026	346,076	48,744
Total Assets	502,302	508,582	71,633
Liabilities:
Other Liabilities	1,140	1,001	141
Total Liabilities	1,140	1,001	141
Shareholders’ equity:
Ordinary shares (US$0.0001 par value; 300,000,000 Class A ordinary shares authorized, 55,379,583 and 55,379,583 shares issued, and 48,639,660 and 55,379,583 shares outstanding as of December 31, 2022 and 2023, respectively; 6,296,630 and 6,296,630 Class B ordinary shares authorized, issued and outstanding as of December 31, 2022 and 2023, respectively; 193,703,370 and 193,703,370 shares (undesignated) authorized, nil and nil shares (undesignated) issued and outstanding as of December 31, 2022 and 2023, respectively)	43	43	6
Additional paid-in capital	1,885,637	1,885,142	265,517
Accumulated deficit	(1,379,864)	(1,376,530)	(193,880)
Accumulated other comprehensive loss	(4,654)	(2,466)	(347)
Total Quhuo Group Limited’s Equity	501,162	506,189	71,296
Non-controlling interests	—	1,392	196
Total shareholders’ equity	501,162	507,581	71,492
Total liabilities and shareholders’ equity	502,302	508,582	71,633

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

25.Condensed Financial Information of the Parent Company (continued)

Condensed statements of comprehensive loss

	For the year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Cost of revenues	—	—	—	—
General and administrative	(2,241)	(8,722)	(9,929)	(1,398)
Foreign exchange loss	692	(5)	—	—
Other (loss)/income, net	(52,804)	(49,664)	5,396	760
Share of (loss)/gain in subsidiaries, the VIE and the VIE’ subsidiaries	(103,554)	45,261	7,867	1,107
(Loss)/income before income tax	(157,907)	(13,130)	3,334	469
Income tax expenses	—	—	—	—
Net (loss)/income attributable to ordinary shareholders	(157,907)	(13,130)	3,334	469
Comprehensive (loss)/income	(157,907)	(13,130)	3,334	469

Condensed statements of cash flows

	For the year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Net (loss)/income	(157,907)	(13,130)	3,334	469
Share of gain/(loss) in subsidiaries, VIE and VIE’s Subsidiaries	103,554	(45,261)	(7,867)	(1,107)
Share-based compensation	—	19,762	2,655	374
Other income/(loss), net	52,877	49,664	(5,396)	(760)
Provision for other receivables	—	—	—	—
Unrealized foreign exchange loss/(gain)	214	(627)	(210)	(30)
Changes in operating assets and liabilities	247	(18,072)	(1,025)	(144)
Net cash used in operating activities	(1,015)	(7,664)	(8,509)	(1,198)
Net cash provided by investing activities	—	5,582	1,420	200
Net cash provided by financing activities	1	—	146	21
Effect of exchange rate changes on cash	(214)	627	210	29
Net decrease in cash	(1,228)	(1,455)	(6,733)	(948)
Cash at beginning of the year	9,840	8,612	7,157	1,008
Cash at end of the year	8,612	7,157	424	60

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

26.Subsequent Events

The Company have entered into a securities purchase agreement (the “Purchase Agreement”), originally dated as of January 5, 2024 and amended and restated as of February 8, 2024, with VG Master Fund SPC (“VG”). Pursuant to the Purchase Agreement, the Company are offering (i) up to US$2,072,070 of American depositary shares of Quhuo Limited to VG, at a price to be determined pursuant to the Purchase Agreement, and (ii) an additional 9,009 ADSs being issued to VG as commitment shares under the Purchase Agreement.