Form 20-F
period 2024-12-31
QUHUO Ltd
filed 2025-04-30
CIK 1781193

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Class A ordinary shares, par value US$0.0001 each 890,653,509 shares outstanding

Class B ordinary shares, par value US$0.0001 each 6,296,630 shares outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Of 1934.   Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   Yes  ☐    No  ☒

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

●	“active workers” refers to the number of workers that established business outsourcing relationship with us, joined our insurance programs, and completed at least one transaction on our platform in a given period;
●	“ADRs” refers to the American depositary receipts which, if issued, evidence the ADSs;
●	“ADSs” refers to American depositary shares, each of which represents ten Class A ordinary shares;
●	“affiliated entities” refers to, collectively, the VIE (defined below) and its subsidiaries;
●	“B&B(s)” refers to a small lodging establishment that offers overnight accommodation and breakfast;
●	“CAGR” refers to compound annual growth rate;
●	“China” or “PRC” refers to the People’s Republic of China, excluding, in the context of describing PRC rules, laws, regulations, regulatory authority, and any PRC entities or citizens under such rules, laws and regulations and other legal or tax matters in this annual report, Taiwan and the special administrative regions of Hong Kong and Macau; given the PRC government’s authority and oversight may extend to Hong Kong, the legal and operational risks associated with operating in China also apply to operations in Hong Kong;
●	“Class A ordinary shares” refers to our Class A ordinary shares of par value US$0.0001 per share;
●	“Class B ordinary shares” refers to our Class B ordinary shares of par value US$0.0001 per share;
●	“CSRC” refers to the China Securities Regulatory Commission;
●	“delivery time” refers to the amount of time that it takes for food and non-food orders to be delivered door-to-door to the ordering end consumer through our on-demand delivery solutions; “average delivery time” is calculated by dividing the total amount of delivery time of all completed delivery orders by the number of total completed delivery orders in a given period;
●	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;
●	“HFCAA” refers to Holding Foreign Companies Accountable Act, as amended;
●	“industry customer(s)” refers to business customer(s) to which we offer services, primarily including on-demand consumer service companies in the food and non-food delivery, ride-hailing, housekeeping and bike-sharing industries, as well as chain restaurants and other companies in the overall service industry, such as hotels and B&Bs;
●	“KPI(s)” refers to key performance indicator(s);
●	“on-time delivery rate” refers to the ratio of the number of delivery orders completed within the time as required by our industry customers divided by the number of total delivery orders completed in a given period; “average on-time delivery rate” is calculated by dividing the number of total orders that have been delivered on time by the number of total completed delivery orders in a given period;
●	“ordinary shares” or “shares” refer to our ordinary shares comprising Class A ordinary shares, par value US$0.0001 per share and/or Class B ordinary shares, par value US$0.0001 per share;
●	“Quhuo Information” refers to Beijing Quhuo Information Technology Co., Ltd., a wholly-owned PRC subsidiary of Quhuo Technology (defined below) and a wholly foreign-owned enterprise under PRC laws.

●	“Quhuo Technology” refers to Quhuo Technology Investment (Hong Kong) Limited, a wholly-owned Hong Kong subsidiary of Quhuo Investment Limited;
●	“registered workers” refers to the accumulative number of workers that have established business outsourcing relationship with us, joined our insurance programs, and completed at least one transaction on our platform since our inception;
●	“RMB” or “Renminbi” refers to the legal currency of China;
●	“SEC” refers to the U.S. Securities and Exchange Commission;
●	“Securities Act” refers to the Securities Act of 1933, as amended;
●	“US$,” “U.S. dollars,” “$” or “dollars” refers to the legal currency of the United States of America;
●	“VIE” or “Beijing Quhuo” refers to Beijing Quhuo Technology Co., Ltd.; and
●	“we,” “us,” “our,” or “our company” refers to Quhuo Limited, its subsidiaries, and, in the context of describing our operations and consolidated financial information, includes the affiliated entities.

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

This annual report on Form 20-F includes our audited consolidated financial statements for the 2022, 2023 and 2024 fiscal years.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at RMB7.2993 to US$1.00, the noon buying rate in effect on December 31, 2024 as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The ADSs are listed on the Nasdaq Global Market under the symbol “QH.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Known and unknown risks, uncertainties and other factors, including those listed under the section “Item 3. Key Information — D. Risk Factors”, may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “potential,” “plan,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategies and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our goals and strategies;
●	our future business development, financial condition and results of operations;
●	the trends and expected growth of gig economy, the on-demand consumer service market, and workforce operational solution platform market in China;
●	our expectations regarding the demand for and market acceptance of our services;
●	our expectations regarding our relationships with industry customers, workers, strategic partners and other stakeholders;
●	competition in our industry;
●	relevant government policies and regulations relating to our industry; and
●	assumptions underlying or related to any of the foregoing.

These forward-looking statements involve various risks and uncertainties. You should read thoroughly this annual report with the understanding that our actual future results may be materially different from, or worse than, what we expect. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward- looking statements. In addition, the rapidly changing nature of the on-demand consumer service market and workforce operational solution platform market results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

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

ITEM 3.KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the VIE and Its Individual Shareholders

Quhuo Limited, our ultimate Cayman Islands holding company, does not have any substantive operations. Quhuo Information, is our wholly-owned PRC subsidiary and a wholly foreign-owned enterprise under PRC laws. We conduct our business in China primarily through the VIE and its subsidiaries and conduct our overseas business primarily through our subsidiary, Quhuo International Trade (HK) Limited (“Quhuo International”).

A series of contractual agreements, including equity interest pledge agreement, exclusive call option agreement, exclusive business cooperation agreement, power of attorney and financial support undertaking letters, have been entered into by and among Quhuo Information, the VIE and its shareholders. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Our Contractual Arrangements.”

The following diagram illustrates our simplified corporate structure, including our principal subsidiaries, the VIE and its subsidiaries, as of the date of this annual report:

(1)	The remaining 9.9% of the ownership interests of Quhuo International is owned by Mr. Bo Liang, the general manager of Quhuo International.
(2)	The shareholders of Beijing Quhuo include Ms. Peilin Yu, sister of Mr. Leslie Yu, Mr. Shuyi Yang, Mr. Zhen Ba, Ningbo Maiken Investment Management LLP and Mr. Tongtong Li, holding approximately 25.7264%, 24.9784%, 9.6547%, 38.8250% and 0.8154% of the equity interests of the VIE, respectively.
(3)	The remaining 30% of the equity interests of Nantong Runda Marketing Planning Co., Ltd. is owned by two independent individuals.
(4)	The remaining 49% of the equity interests of Jiangxi Youke Automobile Rental Service Co., Ltd. is owned by an independent individual.
(5)	The remaining 45% of the equity interest of Haikou Chengtu Network Technology Co., Ltd. is owned by three independent third parties.

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

The VIE structure is used to provide contractual exposure to foreign investment in China-based companies where the PRC law prohibits or restricts direct foreign investment in the operating companies. Neither the investors nor we ourselves have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Instead, we receive the economic benefits of the VIE’s business operation through a series of contractual agreements with the VIE and these agreements have not been tested in court. Because of these contractual arrangements, we are the primary beneficiary of the VIE for accounting purposes and able to consolidate the financial results of the VIE with ours only if we meet the conditions for consolidation under U.S. GAAP. However, our contractual arrangements with the VIE are not equivalent of an investment in the VIE. The VIE structure involves unique risks to investors in the ADSs. Investors in the ADSs are purchasing equity securities of our ultimate Cayman Islands holding company rather than purchasing equity securities of the VIE, and investors in the ADSs may never hold equity interests in the VIE.

Our corporate structure is subject to risks associated with our contractual arrangements with the VIE. These contractual arrangements have not been properly tested in a court of law, and the PRC regulatory authorities could disallow the VIE structure at any time. Because of our corporate structure, our Cayman Islands holding company, Quhuo Information, the VIE and its subsidiaries, and our investors face uncertainty with respect to the interpretation and application of the PRC laws and regulations, including but not limited to the limitation on foreign ownership of internet technology companies, the regulatory review of overseas listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the VIE agreements. These risks may result in a material change in our operations, significant depreciation of the value of our securities, or a complete hindrance of our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” for details. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, and our ability to treat the VIE as the consolidated affiliated entities under U.S. GAAP may be restricted. Quhuo Limited, our PRC subsidiary, the VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, our ability to develop e-commerce business through the VIE and the prospect of our company.

Our Operations in China and Permissions Required from the PRC Authorities for Our Operations

Quhuo Limited is a company incorporated in the Cayman Islands, and Quhuo Information, Quhuo Limited’s PRC subsidiary, is a foreign-invested enterprise under PRC laws. Quhuo Limited does not have any substantive business operations on its own, and it conducts its business in China through the VIE and its subsidiaries in China, and may in the future commence or acquire businesses that are subject to the restrictions with respect to value-added telecommunications services as set out in the Negative List (2024 Version) promulgated by the Ministry of Commerce (“MOFCOM”), and the National Development and Reform Commission (“NDRC”).

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

Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our subsidiaries in China, the VIE and its subsidiaries and branch offices have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our subsidiaries and the VIE in China, including, among others, the Internet Content Provider (“ICP”) license, human resources service license, courier business license, road transportation operating license and labor dispatch operating license. However, due to the uncertainties of interpretation and implementation of relevant laws and regulations, and the enforcement practice by government authorities in the PRC, we cannot assure you that we and the VIE have obtained all the permits or licenses required for conducting our and the VIE’s business in China, or that we and the VIE will be able to renew existing licenses and permits in the future. We and the VIE may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our respective platform in the future. For more detailed information, see “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-If we fail to obtain requisite approvals, licenses or permits applicable to our business or to comply with applicable laws and regulations, our business, financial condition, results of operations and prospects may be materially and adversely affected.”

As of the date of this annual report, we, our PRC subsidiaries, and the VIE and its subsidiaries have not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice or sanction. As of the date of this annual report, we, our PRC subsidiaries and the VIE are not required to obtain approval or permission from the CSRC, the Cyberspace Administration of China, or the CAC, or any other regulatory entity for the operations of our PRC subsidiaries, the VIE and its subsidiaries, or for us to maintain our listing status on a U.S. stock exchange under any currently effective PRC laws, regulations, and regulatory rules. However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-The approval of and the filing with the CSRC or other PRC government authorities are required in connection with our offshore offerings under PRC law, and we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

Our Operations in Hong Kong and Permissions Required from the Hong Kong Authorities for Our Operations

Each of Quhuo Technology, Quhuo International and Quhuo (Hong Kong) Auto Limited (“Quhuo Auto”) (collectively, the “Hong Kong Subsidiaries”) is a company incorporated in Hong Kong. As of the date of this annual report, Quhuo Technology has no substantive business operation other than investment holding, Quhuo International commenced its business in May 2023, and Quhuo Auto has no substantive business operation.

Our operations in Hong Kong are governed by Hong Kong laws and regulations. Pursuant to the Business Registration Ordinance (Chapter 310 of the laws of Hong Kong), other than those specifically exempted, every person carrying on any business in Hong Kong shall make application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and as soon as practicable after the prescribed business registration fee and levy are paid and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch as the case may be.

As the used vehicles traded by Quhuo International are shipped directly from mainland China to overseas buyers, no specific import or export permission is required in Hong Kong.

In addition, in general, persons, including corporations, partnerships, trustees and bodies of persons carrying on any trade, professional or business in Hong Kong are liable for tax on all profits (excluding profits arising from the sale of capital assets) arising in or derived from Hong Kong from such trade, profession or business. Hong Kong profits tax is calculated in accordance with the two-tiered profits tax rates regime. Under the two-tiered profits tax rates regime, qualifying corporations are subject to a tax rate of 8.25% on their first HK$2,000,000 of profits, and profits exceeding HK$2,000,000 will be taxed at a rate of 16.5%. Corporations not qualifying for the two-tiered profits tax rates regime will be uniformly taxed at a flat rate of 16.5% on their profits.

In the opinion of Watson Farley & Williams LLP, our Hong Kong counsel, based on the confirmations of our Directors and our Company, save for the business registration in accordance with the Business Registration Ordinance (Chapter 310 of the laws of Hong Kong), with which each of Quhuo Technology, Quhuo International and Quhuo Auto has duly complied, each of the Hong Kong Subsidiaries is not required to obtain any other license and permit from the Hong Kong authorities for its respective business or business operation in Hong Kong as of the date of this annual report.

Cash and Asset Flows through Our Organization

Quhuo Limited, our Cayman Islands holding company, may transfer cash to its wholly-owned subsidiary in British Virgin Islands, Quhuo Investment Limited, by making capital contributions or providing loans. Quhuo Investment Limited, in turn, may transfer cash to its wholly-owned subsidiary incorporated in Hong Kong, Quhuo Technology, by making capital contributions or providing loans. Similarly, Quhuo Technology may transfer cash to Quhuo Information, by making capital contributions or providing loans. Quhuo Information is not able to make direct capital contribution to the VIE. However, it may transfer cash to the VIE by loans or by making payments to the VIE for inter-group transactions. The VIE may transfer cash to Quhuo Information as service fees according to the exclusive business cooperation agreement.

In addition, our VIE, Beijing Quhuo, has maintained cash flow management policies which dictate the purpose, amount and procedures for cash transfers. Each cash transfer involving the VIE or its subsidiaries is subject to internal clearance from at least two managerial-level personnel. The required procedures include the initial submission of a cash transfer application through a cashier of the account management department, subsequent review and approval by the manager of the account management department, as well as a financial manager or Chief Financial Officer of the VIE, and finally, the execution of the transfer. No single employee is allowed to complete each and every stage of the cash process, but rather only specific part(s) of the whole process. Only the account management department is authorized to make cash transfers. Also, the purpose of the transfer must be specified and recorded at the time it is executed.

The Cayman Islands law currently does not impose tax on Cayman Islands exempted companies for making capital contributions or providing loans to its subsidiaries. Certain Cayman Islands stamp duties may be applicable, from time to time, on certain instruments executed in the Cayman Islands, or brought into it after execution. Cayman Islands law prescribes that a Cayman Islands company may only pay dividends out of either its profits or share premium account, provided that under no circumstances can a dividend be paid if doing so would result in such company’s incapability of repaying its debts as they become due in the ordinary course of business. Other than that, there are no restrictions on Quhuo Limited’s ability to transfer cash to investors.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The PRC Enterprise Income Tax Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. If the PRC tax authorities determine the contractual arrangements among Quhuo Information, the VIE and its shareholders were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, they may adjust the income of the VIE in the form of a transfer pricing adjustment. Given a transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIE for PRC tax purposes, which could increase our tax expenses, the Company may face adverse tax consequences as a result. In addition, the PRC tax authorities may impose late payment fees and penalties on the VIE for the adjusted but unpaid taxes according to the applicable regulations. They may also impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. For details, see the risk factor “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure-Our contractual arrangements may be subject to scrutiny by the PRC tax authorities and they may determine that we or the affiliated entities owe additional taxes, which could materially and adversely affect our business, financial condition and results of operations” in this annual report.

In 2022, 2023 and 2024, Quhuo Limited did not transfer cash to Quhuo Information. In 2022, 2023 and 2024, Quhuo Information transferred cash of nil, approximately RMB13.3 million, and nil to the VIE, respectively.

The VIE may transfer cash to Quhuo Information as service fees according to the exclusive business cooperation agreement. In 2022, 2023 and 2024, Quhuo Information also received financial service fees under the exclusive business cooperation agreement of approximately RMB13.9 million, RMB13.0 million and RMB 6.9 million (US$0.9 million), respectively, and the total amount of service fees that the VIE paid to Quhuo Information were approximately RMB19.3 million, RMB28.4 million, and RMB0.7 million (US$0.1 million), respectively. In 2022, 2023 and 2024, the VIE provided loans of approximately RMB9.9 million, nil, and nil to Quhuo Information for working capital support, respectively.

In 2022, 2023 and 2024, no dividends or distributions were made to Quhuo Limited by our subsidiaries.

Our PRC subsidiaries and the VIE are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Under PRC laws and regulations, the Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. Therefore, currently our PRC subsidiaries may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us without the approval of SAFE by complying with certain procedural requirements. Remittance of dividends by a wholly foreign-owned enterprise out of China is subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. And foreign exchange transactions under the “capital account”, includes foreign direct investment and foreign currency debt, including loans we may secure for our onshore subsidiaries, remain subject to limitations and require approvals from, or registration with, SAFE and other relevant Chinese governmental authorities. In addition, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated after-tax profits, if any, each year to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of their respective registered capital. Where the statutory reserve fund is insufficient to cover any loss the PRC subsidiaries incurred in the previous financial year, its current financial year’s accumulated after-tax profits shall first be used to cover the loss before any statutory reserve fund is drawn therefrom. Under PRC laws and regulations, our PRC subsidiaries are permitted to pay dividends only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Such statutory reserve funds, the accumulated after-tax profits that are used for covering the loss, and the paid-up capital cannot be distributed to us as dividends. As a result, our subsidiaries may be restricted in their ability to transfer assets to us in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB191.0 million, RMB227.4 million and RMB117.4 million (US$16.1 million) as of December 31, 2022, 2023 and 2024, respectively. We have and will continue to distribute earnings or settle amounts owed under the VIE agreements. Furthermore, cash transfers from our PRC subsidiaries to entities outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries and the VIE to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. For risks related to the fund flows of our operations in China, see “Item 3. Key Information-Risk Factors-Risks Related to Doing Business in China-We may rely on dividends paid by our PRC subsidiary to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.”

As of the date of this annual report, Quhuo Limited has not declared or paid any cash dividends or made any transfer of cash or assets to investors, nor does it have any present plan to do so in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information-A. Consolidated Statements and Other Financial Information-Dividend Policy.” For the Cayman Islands, PRC and U.S. federal income tax considerations applicable to an investment in the ADSs or Class A ordinary shares, see “Item 10. Additional Information-E. Taxation.”

If we intend to distribute dividends through Quhuo Limited, Quhuo Information will transfer the dividends to Quhuo Technology in accordance with the laws and regulations of the PRC, and then Quhuo Technology will transfer the dividends to Quhuo Investment Limited, which then will transfer the dividends to Quhuo Limited, and the dividends will be distributed from Quhuo Limited to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions. To the extent cash or assets in the business is in mainland China or Hong Kong or in an entity domiciled in mainland China or Hong Kong, and may need to be used to fund operations outside of mainland China or Hong Kong, the funds and assets may not be available to fund operations or for other uses outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations by the government on our ability to transfer cash and assets. We may also encounter difficulties in our ability to transfer cash between our subsidiaries and the VIE in China and other subsidiaries largely due to various PRC laws and regulations imposed on foreign exchange. See “Item 3. Key Information – Risk Factors - Risks Related to Doing Business in China - We may rely on dividends paid by our PRC subsidiary to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares” in this annual report.

Restrictions and Limitations on Transfer of Capital

We face various restrictions and limitations on foreign exchange, our ability to transfer cash between entities, across borders and to U.S. investors, and our ability to distribute earnings from our businesses, including our subsidiaries and/or the consolidated VIE, to Quhuo Limited and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

Our offshore holding company is permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, which require filing with or the approval of government authorities and are subject to limits on the amount of capital contributions and loans. This may delay or prevent us from using the proceeds from the future offerings to make loans or capital contribution to our PRC subsidiaries. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may affect our ability to capitalize or otherwise fund our PRC operations” in this annual report.

Under our current corporate structure, Quhuo Limited’s ability to pay dividends primarily depends upon dividends paid by its Hong Kong subsidiary, Quhuo Technology, which in turn mainly depends on dividends paid by its PRC subsidiaries, which further depends on payments from the VIE under the VIE agreements.

●	Although we consolidate the results of the VIE and its subsidiaries, we only have access to the assets or earnings of the VIE and its subsidiaries through the VIE agreements. If the PRC authorities determine that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if current regulations change or are interpreted differently in the future, our ability to settle amounts owed by the VIE under the VIE agreements may be seriously hindered.
●	Our wholly owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws, each of our subsidiaries, the VIE and the VIE’s subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, after making an allocation to the statutory reserve funds from their after-tax profits, our wholly owned subsidiaries in China, the VIE and the VIE’s subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends.
●	In addition, if our wholly owned subsidiaries incur debts on their own behalf in the future, the instruments governing their debts may restrict their abilities to pay dividends to us.
●	Remittance of dividends by our wholly owned subsidiaries out of China is subject to examination by the banks designated by SAFE. Approvals by or registration with appropriate government authorities are required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, our PRC subsidiaries may not be able to pay dividends in foreign currencies to us and our access to cash generated from its operations will be restricted. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.” in this annual report.

●	The PRC Enterprise Income Tax Law and its implementing rules provide that dividends paid by a PRC entity to a nonresident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Our Hong Kong subsidiary, Quhuo Technology, may be considered a non-resident enterprise for tax purposes, so any dividends our PRC subsidiaries pay to our Hong Kong subsidiary, Quhuo Technology, may be regarded as China- sourced income and, as a result, may be subject to PRC withholding tax at a rate of up to 10%. If we are required under the PRC Enterprise Income Tax Law to pay income tax for any dividends we receive from our subsidiaries in China, or if our Hong Kong subsidiary, Quhuo Technology, is determined by PRC government authority as receiving benefits from a reduced income tax rate due to a structure or arrangement that is primarily tax-driven, it would materially and adversely affect the amount of dividends, if any, we may pay to our shareholders. However, pursuant to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (1) it must be a company; (2) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (3) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. According to Announcement of the State Administration of Taxation on Issues relating to “Beneficial Owners” in Tax Treaties, promulgated on February 3, 2018, and current practice, a Hong Kong entity must obtain a tax resident certificate from the Hong Kong tax authority to be eligible for the 5% lower PRC withholding tax rate. As such a tax resident certificate is issued by the Hong Kong tax authority on a case-by-case basis, there is no assurance that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to Quhuo Technology.
●	If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders, including the holders of the ADSs, may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or Class A ordinary shares if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders, including the holders of the ADSs, and any gain realized on the transfer of ADSs or Class A ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% which in the case of dividends may be withheld at source. Any such tax may reduce the returns on your investment in the ADSs or Class A ordinary shares.

Financial Information Related to the VIE

The following table presents the selected condensed consolidated balance sheet information relating to Quhuo Limited, or the Parent, Quhuo Information, the VIE and its subsidiaries as of December 31, 2023 and 2024.

	As of December 31, 2023
	Parent and its	Quhuo	VIE and its
	subsidiaries	Information	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Cash	905	590	43,690	—	45,185
Inter-group balance due from	104,872	44,054	—	(148,926)	—
Other current assets	68,379	53,003	544,293	(11,427)	654,248
Total current assets	174,156	97,647	587,983	(160,353)	699,433
Investment in subsidiaries, the VIE and its subsidiaries	344,955	—	—	(344,955)	—
Other non-current assets	—	111	332,390	2	332,503
Total non-current assets	344,955	111	332,390	(344,953)	332,503
Total assets	519,111	97,758	920,373	(505,306)	1,031,936
Inter-group balance due to	—	104,882	44,054	(148,936)	—
Other liabilities	11,531	(272)	470,232	45,167	526,658
Total liabilities	11,531	104,610	514,286	(103,769)	526,658
Total shareholders’ equity	507,580	(6,852)	406,087	(401,537)	505,278
Total liabilities and shareholders’ equity	519,111	97,758	920,373	(505,306)	1,031,936

	As of December 31, 2024
	Parent and its	Quhuo	VIE and its
	subsidiaries	Information	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Cash	10,725	2,080	50,397	—	63,202
Inter-group balance due from	98,224	43,306	—	(141,530)	—
Other current assets	15,405	54,648	384,462	(44,842)	409,673
Total current assets	124,354	100,034	434,859	(186,372)	472,875
Investment in subsidiaries, the VIE and its subsidiaries	361,823	—	—	(361,823)	—
Other non-current assets	—	550	393,601	—	394,151
Total non-current assets	361,823	550	393,601	(361,823)	394,151
Total assets	486,177	100,584	828,460	(548,195)	867,026
Inter-group balance due to	—	98,234	43,306	(141,540)	—
Other liabilities	21,456	9,150	354,223	21,581	406,410
Total liabilities	21,456	107,384	397,529	(119,959)	406,410
Total shareholders’ equity	464,721	(6,800)	430,931	(428,236)	460,616
Total liabilities and shareholders’ equity	486,177	100,584	828,460	(548,195)	867,026

The following table presents the selected condensed consolidated statements of comprehensive (loss)/income and cash flows relating to the Parent, Quhuo Information, the VIE and its subsidiaries for the years ended December 31, 2022, 2023 and 2024.

Selected condensed consolidated statements of comprehensive loss data

	Year Ended December 31, 2022
		Quhuo	VIE and its
	Parent	Information	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Revenues	—	13,864	3,820,378	(13,864)	3,820,378
Cost of revenues	—	(63)	(3,567,627)	—	(3,567,690)
Operating and other expenses	(58,391)	(17,279)	(190,812)	(2,620)	(269,102)
(Loss)/gain from VIE and its subsidiaries	45,261	—	—	(45,261)	—
Net (loss)/income	(13,130)	(3,478)	61,939	(61,745)	(16,414)

	Year Ended December 31, 2023
	Parent and its	Quhuo	VIE and its
	subsidiaries	Information	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Revenues	154,455	12,990	3,547,932	(12,990)	3,702,387
Cost of revenues	(151,940)	(23)	(3,383,816)	1	(3,535,778)
Operating and other expenses	(3,415)	(12,784)	(141,886)	(2,516)	(160,601)
(Loss)/gain from VIE and its subsidiaries	8,141	—	—	(8,141)	—
Net income/(loss)	7,241	183	22,230	(23,646)	6,008

	Year Ended December 31, 2024
	Parent and its	Quhuo	VIE and its
	subsidiaries	Information	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Revenues	113,267	6,883	2,933,604	(6,883)	3,046,871
Cost of revenues	(106,687)	(600)	(2,865,871)	—	(2,973,158)
Operating and other expenses	(16,086)	(5,974)	(43,461)	(6,580)	(72,101)
(Loss)/gain from VIE and its subsidiaries	18,792	—	—	(18,792)	—
Net income/(loss)	9,286	309	24,272	(32,255)	1,612

Selected condensed consolidated cash flow information

	Year Ended December 31, 2022
		Quhuo	VIE and its
	Parent	Information	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Net cash (used in) provided by operating activities	(7,664)	(31,672)	114,059	—	74,723
Net cash (used in) provided by investing activities	5,582	2,663	39,767	29,199	77,211
Net cash (used in) provided by financing activities	—	29,199	(82,140)	(29,199)	(82,140)
Effect of exchange rate changes	627	—	(306)	—	321
Net increase (decrease) in cash and restricted cash	(1,455)	190	71,380	—	70,115

	Year Ended December 31, 2023
	Parent and its	Quhuo	VIE and its
	subsidiaries	Information	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Net cash (used in) provided by operating activities	(7,787)	(14,530)	(74,965)	—	(97,282)
Net cash (used in) provided by investing activities	1,419	(22)	2,552	14,435	18,384
Net cash (used in) provided by financing activities	—	14,435	24,221	(14,435)	24,221
Effect of exchange rate changes	116	—	(6)	—	110
Net increase (decrease) in cash and restricted cash	(6,252)	(117)	(48,198)	—	(54,567)

	Year Ended December 31, 2024
		Quhuo	VIE and its
	Parent	Information	subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Net cash (used in) provided by operating activities	8,804	30,244	(53,786)	—	(14,738)
Net cash (used in) provided by investing activities	863	(5)	13,646	(13,570)	934
Net cash (used in) provided by financing activities	—	(28,750)	47,598	13,570	32,418
Effect of exchange rate changes	153	—	(105)	—	48
Net increase (decrease) in cash and restricted cash	9,820	1,489	7,353	—	18,662

Holding Foreign Companies Accountable Act and PCAOB’s Inspection over Financial Statements

The HFCAA was enacted on December 18, 2020. Pursuant to the HFCAA and related regulations, as amended from time to time, if we have filed an audit report issued by a registered public accounting firm that the PCAOB has determined that it is unable to inspect and investigate completely, the SEC will identify us as a “Commission-identified issuer,” and the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the United States, will be prohibited if we are identified as a Commission-identified issuer for two consecutive years. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the delisting of our Company and the prohibition of trading in our securities if the PCAOB is unable to inspect our accounting firm at such future time. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong.

On August 26, 2022, the CSRC, the Ministry of Finance of China, and the PCAOB signed a statement of protocol agreement, or the Protocol, which established a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. Pursuant to the Protocol, the PCAOB has the sole discretion in selecting the subject of its inspections and investigations without input from the Chinese authorities, and procedures are in place to allow PCAOB inspectors and investigators to review complete audit working papers of accounting firms located in mainland China and Hong Kong. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022, and the PCAOB Board vacated its previous determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. We dismissed Ernst & Young Hua Ming LLP (“EY”), and appointed Marcum Asia CPAs LLP (“Marcum Asia”), as our independent registered public accounting firm, effective from October 31, 2022. EY is a registered public accounting firm which issued an audit report for our consolidated financial statements as of and for the three-years ended December 31, 2021. The PCAOB previously determined it was unable to fully investigate or inspect EY due to the positions taken by PRC authorities until December 2022, when the PCAOB vacated its previous determination. Our current auditor, Marcum Asia, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Marcum Asia is headquartered in New York, New York, a jurisdiction where the PCAOB is able to conduct inspection and investigation completely. Given the foregoing, we do not expect to be identified as a “commission-identified issuer”.

Notwithstanding the foregoing, if, in the future, we have been identified by the SEC for two consecutive years as a “Commission-identified issuer” whose registered public accounting firm is determined by the PCAOB that it is unable to inspect or investigate completely because of a position taken by one or more authorities in China, the SEC may prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. We also cannot assure you whether regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. If we fail to meet the new listing standards specified in the HFCAA, we could face possible delisting from the Nasdaq Stock Market, cessation of trading in over-the-counter market, deregistration from the SEC and/or other risks, which may materially and adversely affect the trading price of the ADSs or terminate the trading of the ADSs in the United States. See “Item 3. Key Information – Risk Factors - Risks Related to Doing Business in China - Our ADSs may be delisted from a U.S. exchange and prohibited from being traded over-the-counter in the United States under the HFCAA if the PCAOB determines in the future that it is unable to fully inspect or investigate our auditors. The delisting and cease of trading of the ADSs, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment.”

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

D. Risk Factors

Summary of Risk Factors

Our business is subject to numerous risks and uncertainties, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks related to our business and industry

●	our limited operating history and evolving business portfolio, such as our new international business initiative of our vehicle export solutions;
●	our competitive position in the on-demand delivery market and our ability to further diversify our solution offerings;
●	our relatively high customer concentration;
●	our relationships with existing industry customers and our ability to attract new customers;
●	our ability to attract, retain and manage workers on our platform;
●	potential adverse legal, tax, and other consequences with respect to the classification of workers on our platform;
●	our ability to comply with contracts with industry customers;
●	our ability to achieve or sustain profitability and generate positive cash flow;
●	our significant costs in connection with certain business lines;
●	Our reliance on a limited number of our industry customers;
●	our ability to obtain requisite approvals, licenses and permits;
●	unlawful, improper or otherwise inappropriate activities by workers on our platform while delivering our solutions;
●	potential liabilities, expenses of resolving claims and disputes and harm to our business due to the nature of our business;
●	our ability to develop, maintain, and enhance our brand and reputation;
●	increases in labor, energy and other costs in China;
●	our ability to support and resolve intellectual property rights claims and other litigation matters; and
●	our ability to comply with laws and contractual obligations related to data privacy and protection.

Risks related to doing business in China

●	approval of and the filing with the CSRC or other PRC government authorities in connection with our business or offerings;
●	changes in China’s economic, political or social conditions or government policies;
●	uncertainties with respect to the PRC legal system;
●	threat of the ADSs being delisted under the HFCAA if we fail to meet the new listing standards specified in the HFCAA in the future;
●	difficulty for overseas regulators to conduct investigation or collect evidence within China;
●	misappropriation and misuse of our controlling non-tangible assets, including chops and seals; and
●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion.

Risks related to doing business in Hong Kong

●	potential political, economic and social instability in Hong Kong;
●	substantial uncertainties and restrictions with respect to the political and economic policies of the PRC government and PRC laws and regulations, which could have a significant impact upon the business in Hong Kong;
●	sanctions and measures that could possibly be triggered in the future with regards to the development of national security laws and regulations in Hong Kong; and
●	possible change in the currency peg system in Hong Kong.

Risks related to our corporate structure

●	uncertainties with respect to the contractual arrangements that establish our corporate structure for operating our business;
●	failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them; and
●	actual or potential conflicts of interest of shareholders of the VIE with us.

Risks related to our corporate governance

●	our status as an exempted company incorporated in the Cayman Islands;
●	our status as a foreign private issuer; and
●	our dual-class voting structure and the concentration of ownership which provide Class B ordinary shareholder considerable influence over corporate matters, including the election of board of directors.

Risks related to the ADSs

●	volatility of the trading price of the ADSs;
●	our potential failure to satisfy the requirements for continued listing on Nasdaq Stock Market; and
●	the sale or availability for sale of substantial amounts of the ADSs.

Risks Related to Our Business and Industry

Our limited operating history and evolving business portfolio make it difficult to evaluate our business and prospects.

We launched on-demand delivery solutions in February 2013 with a focus on prepared food, and expanded our service scope to the delivery of other items, such as grocery and fresh food, in 2020. We also expanded our solutions to certain other industries in 2018, such as shared-bike maintenance, ride-hailing, freight service, and housekeeping and accommodation solutions. In addition, we announced our international business initiative of our vehicle export solutions in 2023, with a focus on the international trade and export of new energy vehicles. Our platform and business model in these new industries have not been fully proven given our limited operating history, which may subject us to a number of uncertainties and additional costs and expenses, and adversely impact our ability to project and plan for future growth. For example, as we lease vehicles to ride-hailing drivers on our platform, our ride-hailing solutions operate under a relatively capital-intensive model, which is different from our other solutions and may have an adverse impact on our cash flow. In addition, we may be required to comply with new laws and regulations applicable to these industries. We may also compete with one or more existing market leaders in such industries as we expand into who may have gained a competitive edge with their experience and existing brand recognition among customers.

Our limited operating history and evolving business portfolio make it difficult to draw an exact period-over-period comparison of our business, financial condition and results of operations as a whole. The historical revenue contribution from each of our business lines may not be indicative of their future performance.

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

A limited number of industry customers have contributed a significant portion of our revenues in the past. We generated an aggregate of approximately 93%, 90%, and 89% of our total revenues from three major industry customers in 2022, 2023 and 2024, respectively, including Meituan and Ele.me. Although we continually seek to diversify our customer base, we cannot assure you that the proportion of the revenue contribution from these industry customers to our total revenues will decrease in the near future, as the on-demand delivery market is highly concentrated. Other on-demand consumer service markets that we serve are also relatively concentrated with a limited number of market players.

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

Industry customers may also terminate business relationships with us due to contractual disputes. For example, we had a dispute with a major industry customer, as we extracted and downloaded operating data from its system by using certain technical means not permitted by such customer. The dispute has been resolved as of the date of this annual report. We also acquired customer relationships from other service providers of certain major industry customers without seeking their prior written consent. We rectified these issues, settled the disputes privately and maintained our business relationship with these industry customers. We have since enhanced our internal control measures and improved our communication with industry customers to avoid any inadvertent misunderstandings or disputes with our industry customers in the future. We cannot assure you, however, that these industry customers will not sue us for past disputes or that we will not be perceived to breach our contractual obligations, should similar incidents occur in the future. As our industry customers typically have strong bargaining power in imposing or interpreting the terms of our business relationships, we also cannot assure you that our current business practice would not expose us or our business partners to risks of contractual disputes. Should any new disputes arise in the future, we could be subject to penalties imposed by our industry customers, which may include monetary compensation, modification of delivery areas and up to termination of business relationships with us.

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

We have established business outsourcing relationships with workers on our platform, pursuant to which we pay service fees to workers engaged in our solutions as independent contractors through third-party labor service companies. We believe that our workforce model is consistent with the prevailing industry practice and recent policies of the State Council of the People’s Republic of China, or the State Council, that promote on-demand consumer service businesses and the associated workforce model through flexible regulatory measures. Furthermore, we believe the workers on our platform are independent contractors because, among other things, they provide services for orders obtained through our industry customers and get paid primarily based on the number of completed orders. As such, we do not believe that workers on our platform should be deemed as our employees or dispatched employees under the relevant PRC laws and regulations. As of the date of this annual report, our workforce model has not been investigated or challenged by any government authorities. However, we have been previously involved, and may, from time to time, continue to be involved, in individual lawsuits brought by third parties to seek compensation from us for injuries caused by workers on our platform during their course of services. Some of these lawsuits ruled in favor of the claimants based on the unfavorable determination that the workers should be deemed as our employees or dispatched employees under the facts of each particular case.

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

Our industry customers typically require their third-party service partners, including us, to adhere to their standard form contracts, and there is little room to negotiate terms and conditions that deviate from such standard form contracts. The standard form contracts from such industry customers typically contain certain restrictive terms for third-party service partners, such as certain non-compete provisions, prohibitions on outsourcing to third-party companies, and prohibitions on acquiring other service providers and their customer relationships without seeking prior written consent from such industry customers. Our industry customers also generally require us to enter into labor relationship with workers on our platform, such as delivery riders, in compliance with applicable PRC laws. We cannot assure you that we will be deemed as having strictly adhered to the restrictive terms in the standard form contracts by such industry customers during the course of business. For example, we, through our various affiliated entities, have established business relationships with a number of industry customers, some of whom may regard themselves as competitors with each other. We have also collaborated with third-party labor service companies to attract and manage workers on our platform, and have not obtained specific written consents from such industry customers, nor have we entered into employment contracts with workers as we deem them as independent contractors under our business outsourcing arrangements.

We communicated with our major industry customers with respect to their awareness of these facts and confirmed with them that they had not initiated any legal, arbitral or other proceedings against us for failure to strictly adhere to the above-mentioned restrictive terms as of the date of this annual report. However, if these customers subsequently change their view and lodge claims against us, we cannot assure you that these communications and affirmations will have the force of estoppel or will prompt the court or arbitrator to rule in our favor. We may be held liable for damages and suffer reputational damage if a dispute arises and we fail to contest the allegations successfully. Any disputes between our industry customers and us, regardless of the outcome, may disrupt our existing business relationships or cause them to terminate our business collaboration. We have removed some of these restrictive terms from our renewed contracts with certain industry customers. We intend to continue to re-negotiate the removal of these restrictive terms when renewing our contracts with other industry customers, but we cannot assure you that we will succeed. In addition, our industry customers may amend their standard form contracts to include more stringent terms and conditions. Any of the foregoing could materially and adversely affect our business, financial condition, results of operations and prospects.

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

We have grown rapidly over the past several years. However, our revenues fluctuate due to a variety of factors, some of which are beyond our control, such as consumption patterns of end consumers of our industry customers. As a result, you should not rely on our revenue from any previous period as an indication of our revenue or revenue growth in future periods. Our revenue growth rate may slow down for a number of reasons, including declined demand for our solution offerings, increasing competition, emergence of alternative business models, changes in regulations and government policies, changes in general economic conditions, outbreaks of health pandemics and other extraordinary events, as well as other risks described in this annual report.

We incurred net loss of approximately RMB16.4 million in 2022 and we recorded net income of RMB6.0 million in 2023 and RMB1.6 million (US$0.2 million) in 2024. We recorded net cash generated from operating activities of approximately RMB74.7 million in 2022, net cash used in operating activities of RMB97.3 million in 2023 and net cash used in operating activities of RMB14.7 million (US$2.0 million) in 2024, respectively. We cannot assure you that we will be able to generate net profit or generate positive cash flow from operating activities in the future. Our ability to achieve and maintain profitability will depend in large part on our ability to control expenses and manage our growth effectively. We expect to continue to make investments in the development and expansion of our business, which will place significant demands on our management and our operational and financial resources. Continuous expansion may increase the complexity of our business, and we may encounter various difficulties. We may fail to develop and improve our operational, financial and management controls, enhance our financial reporting systems and procedures, recruit, train and retain highly skilled personnel, or maintain customer satisfaction to effectively support and manage our growth. If we invest substantial time and resources to expand our operations but fail to manage the growth of our business and capitalize on our growth opportunities effectively, we may not be able to achieve or maintain profitability, and our business, financial condition, results of operations and prospects would be materially and adversely affected.

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

We and the VIE may fail to obtain all requisite approvals, licenses or permits applicable to our and the VIE’s business or renew them upon expiration in a timely manner. For example, failure to pass the annual inspection of our ICP license for the operation of our and the VIE’s website could subject us and the VIE to fines, sanctions, or injunction orders. As of the date of this annual report, our subsidiaries in China and the VIE have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our subsidiaries and the VIE in China. However, we and the VIE may be required to obtain additional licenses or permits as a result of business expansion, change in operations, change in the interpretation or enforcement of existing laws and regulations, or the emergence of new applicable laws and regulations.

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

We may from time to time enter into strategic partnerships or cooperation agreements with other businesses to expand our platform. For our newly launched international business initiative, we entered into strategic collaboration with automobile enterprises in China, pursuant to which we help the enterprises expand overseas dealership channels and provide such overseas dealers with online car-hailing and on-demand delivery services and support. We face significant competition in seeking appropriate strategic partners, and the negotiation process for collaboration, alliances or licensing arrangements can be complex and time-consuming. Moreover, we may not be successful in our efforts to establish a strategic partnership or other alternative arrangements. Any of these relationships may require us to incur non-recurring and other charges, increase our near and long-term expenditures, issue securities that dilute our existing shareholders, or disrupt our management and business. Furthermore, such collaborations are subject to numerous risks, which may include the following:

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

We are continuing to expand our operations into additional international markets. In 2023, we announced our international business initiative of our vehicle export solutions, with a focus on international trade and export of new energy vehicles. However, offering our solutions in a new geographical area involves numerous risks and challenges. For example, addressing licensing requirements in any new geographic market requires us to make substantial investments of time, capital and other resources, and our business could fail if such investments do not succeed. There can be no assurance that we will succeed or achieve any return on these investments.

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

We do not have any policies and measures, but rely on our industry customers’, to detect, identify and address these types of workers’ unlawful or inappropriate activities. However, these measures may not be implemented effectively. We cannot assure you that these measures could adequately or fully address or prevent all unlawful, improper or otherwise inappropriate activities by workers on our platform from occurring. Any negative publicity related to workers’ unlawful or inappropriate activities could adversely affect our reputation and brand or public perception of our platform, which could negatively affect the demand for our solutions, and potentially increase our exposure to regulatory and litigation risks. Any of the foregoing risks could harm our business, brand, financial condition and results of operations.

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

We have acquired, and may continue to acquire other assets, technologies, products and businesses that are complementary to our existing business or otherwise. We may also enter into strategic partnerships or cooperation agreements with other businesses to expand our platform. Negotiating these transactions can be time-consuming, challenging and expensive, and our ability to close these transactions may often be subject to regulatory approvals that are beyond our control. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to intangible assets, significant diversion of management attention and exposure to potential unknown liabilities of the acquired business. Moreover, the cost of identifying and consummating investments and acquisitions and integrating the acquired businesses into ours may be significant, and the integration of acquired businesses may be disruptive to our existing business operations. Consequently, these transactions, even if undertaken and announced, may not close. For one or more of those transactions, we may issue additional equity securities that would dilute our shareholders’ ownership interest, use cash that we may need in the future to operate our business, incur debt on terms unfavorable to us or that we are unable to repay, incur expenses or substantial liabilities, encounter difficulties retaining key employees of the acquired company or integrating diverse software codes or business cultures, encounter difficulties in assimilating acquired operations, encounter diversion of management’s attention to other business concerns, and become subject to adverse tax consequences, substantial depreciation, impairment losses, or deferred compensation charges. For example, we recorded goodwill impairment of approximately RMB4.9 million in 2022, nil in 2023 and 2024. Our goodwill impairment in 2022 was related to the reduced service scope of our shared-bike maintenance solutions. If our investments and acquisitions are not successful, our business, financial condition, results of operations and prospects may be materially and adversely affected.

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

Our practices regarding the use, retention, transfer, disclosure and security of such confidential data could become the subject of enhanced regulations and increased public scrutiny in the future. The regulatory frameworks regarding privacy issues in many jurisdictions are constantly evolving and can be subject to significant changes from time to time. For instance, a growing number of legislative and regulatory bodies have adopted user notification requirements in the event of unauthorized access to or acquisition of certain types of data. In China, the PRC Cybersecurity Law, which became effective in June 2017, leaves substantial uncertainty as to the circumstances and standards under which the law would apply and violations would be found. See “Item 4. Information on the Company-B. Business Overview-Regulations-Regulations Relating to Internet Information Security and Privacy Protection.” Complying with these obligations could cause us to incur substantial costs. Any failure to comply with applicable regulations, whether by other third parties or us, or as a result of employee error or negligence or otherwise, could result in regulatory enforcement actions against us and have a material adverse impact on our business operations. See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-Substantial uncertainties exist with respect to the interpretation and implementation of cybersecurity related regulations and cybersecurity review as well as any impact these may have on our business operations.”

Increases in labor, energy and other costs in China could materially and adversely affect our business and profitability.

China’s economy has experienced significant growth, which has resulted in and may further lead to inflation and increased labor costs, energy costs, and vehicle purchase, rental and maintenance costs. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2022, 2023 and 2024 were increases of approximately 2.0%, 0.2%, and 0.2%, respectively. Consequently, the costs incurred by workers when providing services on our platform have increased, which in turn has increased our cost of revenue. Our costs and operating expenses associated with energy consumption or vehicle leasing may also increase, which would materially and adversely affect our profit margin. If inflation in China continue to increase and we are unable to pass on these increased costs and expenses to our industry customers by increasing our service fees, our cost of revenue and operating expenses will continue to grow, and our business, financial condition, results of operations and prospects could be materially and adversely affected.

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

For example, from 2020 to 2022, COVID-19 materially and adversely affected the global economy. Many businesses and social activities in China and other countries and regions were severely disrupted, including those of our industry customers. The global outbreak also caused market panics, which materially and negatively affected the global financial markets, such as the plunge of global stocks on major stock exchanges in the middle of March 2020. Such disruption and the slowdown of the global economy had a material adverse effect on our results of operations and financial condition. For instance, in 2021, we experienced a surge in the number of delivery orders during the Chinese New Year as a result of the continuing impact of the COVID-19, which exceeded our normal delivery capacity. As a result, we temporarily adopted a subsidy policy to attract, retain and incentivize our workers to perform delivery services during the Chinese New Year. To the extent that any catastrophe, including outbreaks of health pandemics and other extraordinary events, disrupts normal business operations and traveling in China, we may face disrupted market demand and operational challenges with our services.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

The global macroeconomic environment has been facing challenges. The growth of the Chinese economy has gradually slowed down in recent years and the trend may continue. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and Russia’s recent military interventions in Ukraine. There have also been concerns on the relationship between China and other countries, including surrounding Asian countries, which may potentially lead to foreign investors closing down their businesses or withdrawing their investments in China and, thus, exiting the China market, and other economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

We have adopted an equity incentive plan that permits the grant of share options, restricted shares and restricted share units as equity-based awards, to our directors, officers, employees and consultants. We are required to recognize share-based compensation expenses based on the fair value of such share options granted to employees, officers, directors and consultants. We believe the granting of share-based compensation is important to our ability to attract, retain and motivate our management team and qualified employees, and we will continue to grant share-based compensation to employees in the future. We recorded share-based compensation expenses of approximately RMB19.8 million, RMB(0.5) million, and nil in 2022, 2023 and 2024 for options granted under a previous share incentive plan, respectively. As of the date of this annual report, we have granted options to purchase 9,502,550 ordinary shares under our 2019 Share Incentive Plan. See “Item 6-Directors, Senior Management and Employees-B. Compensation-Share Incentive Plan” for details. If we adopt new equity incentive plans in the future and grant additional share options or other equity incentives to our employees, directors or consultants thereunder, our expenses associated with share-based compensation may increase significantly, which may have a material and adverse effect on our business, financial condition, results of operations and prospects.

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

We may consider launching registered or exempted offerings of our securities in the United States to obtain additional financing in the future. On February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures regulate both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime. Based on the Overseas Listing Trial Measures and the clarification issued by at a press conference held by CSRC, we believe that we will be required to complete the filing procedures with the CSRC in connection with our future offshore offerings, if any. Under the Guidance Rules and Notice (defined below), such filings shall include, without limitation, (1) a filing report and relevant commitments, and (2) legal opinions and undertakings issued by PRC counsel. We have completed our initial filing procedure in respect of the offer and sales of ADSs to VG Master Fund SPC in accordance with the Overseas Listing Trial Measures and the Guidance Rules and have submitted the filing in respect of the issuance of senior convertible promissory notes to some of the minority shareholders of Quhuo International which, as of the date of this annual report, is under CSRC’s review and has not completed the filing procedure with the CSRC yet. See “—Risks Related to Doing Business in China—The approval of and the filing with the CSRC or other PRC government authorities are required in connection with our offshore offerings under PRC law, and we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.” We cannot assure you that we can complete the filing procedures in a timely manner or at all, or that new rules or regulations promulgated in the future will not impose any additional requirement or otherwise tightening the regulations on companies with contractual arrangements. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be impaired, and our business, financial condition, results of operations and prospects may be materially and adversely affected.

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

Commencing with our fiscal year ended December 31, 2021, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting in our Form 20-F filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. Our management has concluded that, as of December 31, 2024, our existing disclosure controls and procedures and internal control over financial reporting were effective. See “Item 15. Disclosure Controls and Procedures” for details.

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

Substantially all of our revenues are sourced from China. Accordingly, our business, financial condition, results of operations and prospects are influenced by economic, political and legal developments in China. Economic reforms begun in the late 1970s have resulted in significant economic growth. However, any economic reform policies or measures in China may from time to time be modified or revised. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 40 years, growth has been uneven across different regions and among different economic sectors.

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

Furthermore, our company, the VIE and its subsidiaries, and our investors may face uncertainty about future actions by the government of China that could significantly affect the VIE and its subsidiaries’ financial performance and operations, including the enforceability of the contractual arrangements, which have not been tested in court. As of the date of this annual report, neither our company nor the VIE have received or have been denied permission from Chinese authorities to list on a U.S. exchange. However, there is no guarantee that our company or the VIE will receive or not be denied permission from Chinese authorities to list on a U.S. exchange in the future.

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is based on written statutes and court decisions that have limited precedential value. The PRC legal system is evolving rapidly, and therefore the interpretations and enforcement of many laws, regulations and rules may contain inconsistencies and uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC judicial and administrative authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of a judicial or administrative proceeding than in more developed legal systems. Furthermore, the PRC legal system is based, in part, on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have a retroactive effect. As a result, we may not always be aware of any potential violation of these policies and rules. These uncertainties may impede our contractual, property and procedural rights, which could adversely affect our business, financial condition and results of operations.

Any actions by the Chinese government, including any decision to intervene or influence the operations of our PRC subsidiaries or the affiliated entities or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of our PRC subsidiaries or the affiliated entities, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

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

The central or local governments of China may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our PRC subsidiaries and the affiliated entities’ compliance with such regulations or interpretations. As such, our PRC subsidiaries and the affiliated entities may be subject to various government actions and regulatory interference in the provinces in which they operate. They could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. They may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

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

Accordingly, government actions in the future, including any decision to intervene or influence the operations of our PRC subsidiaries or the affiliated entities at any time, or to exert control over an offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of our PRC subsidiaries or the affiliated entities, may limit or completely hinder our ability to offer or continue to offer securities to investors, and/or may cause the value of such securities to significantly decline or be worthless. See “—The approval of and the filing with the CSRC or other PRC government authorities are required in connection with our offshore offerings under PRC law, and we cannot predict whether or for how long we will be able to obtain such approval or complete such filing” for details.

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

On December 27, 2021, the National Development and Reform Commission and the Ministry of Commerce jointly issued the Negative List (2021 Version), which became effective on January 1, 2022. The latest version of the Negative List was promulgated in September 2024 and took effect on November 1, 2024 (2024 version). Pursuant to the Negative List (2024 Version), if a PRC company engaging in the prohibited business stipulated in the Negative List (2024 Version) seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. The foreign investors of the issuer shall not be involved in the company’s operation and management, and their shareholding percentages shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. As the 2024 Negative List is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial condition and business prospect may be adversely and materially affected.

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

The Overseas Listing Trial Measures further provides that, initial public offerings or listings in overseas markets by domestic companies, either in direct or indirect form, shall be filed with the CSRC pursuant to the requirements of the Overseas Listing Trial Measures within three business days after the relevant application is submitted overseas. The companies that had already been listed on overseas stock exchanges prior to March 31, 2023 or the companies that had obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing prior to March 31, 2023 and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing, but are required make filings for subsequent offerings in accordance with the Overseas Listing Trial Measures. Companies that had already submitted an application for an initial public offering to overseas supervision administrations but had not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing prior to March 31, 2023 may arrange for the filing within a reasonable time period and should complete the filing procedure before such companies’ overseas issuance and listing. Companies, like us, that had already been listed overseas as of March 31, 2023 are not required to make immediate filing with the CSRC but are required to file with the CSRC within three business days after the completion of subsequent securities offerings in the same overseas market where its securities were previously offered and listed, or file the required filing materials with the CSRC within three working days after the submission of relevant application for subsequent securities offerings and listings in other overseas markets. In addition, an overseas listed company is required to report to the CSRC within three business days after the occurrence and announcement of any of the following material events: (1) a change of control of the listed company; (2) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or authorities in respect of the listed company; (3) a change of listing status or transfer of listing segment; and (4) the voluntary or mandatory delisting of the listed company. If there is any material change of the principal business of the listed company after the overseas offering and listing so that the listed company is no longer required to file with the CSRC, it shall file a specific report and a legal opinion issued by a domestic law firm to the CSRC within three business days after the occurrence thereof.

On January 5, 2024, we entered into a purchase agreement with VG Master Fund SPC (“VG”), as amended and restated on February 8, 2024 (the “Purchase Agreement”), pursuant to which VG purchased our ADSs for an aggregate of $1,978,032.64.

On July 1, 2024, we entered into certain equity acquisition agreements (the “Acquisition Agreements”) with certain minority shareholders (the “Minority Shareholders”) of Quhuo International, our subsidiary incorporated under the laws of Hong Kong, pursuant to which we acquired an aggregate of 39.1% equity interest in Quhuo International on the terms and subject to the conditions set forth therein (the “Acquisition”). The Company, the Minority Shareholders and Quhuo International proposed to consummate the Acquisition based on a discounted total equity value of Quhuo International of US$94 million. On the same day, we issued certain senior convertible promissory notes (the “Convertible Notes”) to some of the Minority Shareholders, which acquired an aggregate of 793,868,246 Class A ordinary shares upon conversion of the Convertible Notes on August 8, 2024.

We are required to submit a filing with the CSRC within three business days after completion of the offering under the Purchase Agreement and the issuance of the Convertible Notes and may be subject to the filing requirements under the Overseas Listing Trial Measures for our future follow-on offerings. Under the Guidance Rules and Notice, such filings shall include, without limitation, (1) a filing report and relevant commitments, and (2) legal opinions and undertakings issued by PRC counsel. We have completed the filing procedure in respect of the offering under the Purchase Agreement with the CSRC and have submitted a filing in respect of the issuance of the Convertible Notes in accordance with the Overseas Listing Trial Measures and the Guidance Rules. The filing in respect of the issuance of the Convertible Notes is under review and the filing procedure has not been completed with the CSRC.

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

Furthermore, if we had inadvertently concluded that any approvals, permits, registrations or filings were not required, or if applicable laws, regulations or interpretations change in a way that requires us to obtain such approval, permits, registrations or filings in the future, we and the VIE may be unable to obtain such necessary approvals, permits, registrations or filings in a timely manner. Any such circumstance may subject us to fines and other regulatory, civil or criminal liabilities, and we may be ordered by the PRC government authorities to suspend relevant operations, which will materially and adversely affect our business operation. We may also be subject to regular inspections, examinations, inquiries or audits by regulatory authorities, and an adverse outcome of such inspections, examinations, inquiries or audits may result in the loss or non-renewal of the relevant licenses and approvals. Moreover, the criteria used in reviewing applications for, or renewals of licenses and approvals may change from time to time, and there can be no assurance that we will be able to meet new criteria that may be imposed to obtain or renew the necessary licenses and approvals. Many of such licenses and approvals are material to the operation of our business, and if we fail to maintain or renew material licenses and approvals, our ability to conduct our business could be materially impaired.

We did not complete the registration with NDRC timely for the issuance of the Convertible Notes and may be subject to regulatory actions.

According to the Administrative Measures for the Examination and Registration of Medium and Long-term Foreign Debts of Enterprises which was issued by the NDRC and came into effect as from February 10, 2023, debt instruments (including convertible securities) borrowed from abroad with a maturity of more than one year issued by PRC domestic companies or foreign enterprises or branches under control of PRC domestic companies shall complete the NDRC Foreign Debt Registration before borrowing such foreign debts. As of the date of this annual report, the NDRC Foreign Debt Registration was not completed. According to the Administrative Measures for the Examination and Registration of Medium and Long-term Foreign Debts of Enterprises, borrowing medium and long-term foreign debts without due registration with NDRC, the enterprise and its principal person in charge may be summoned by NDRC for regulatory interviews, and may be subject to public warnings and other disciplinary measures. Additionally, relevant departments and financial institutions may refuse to process the enterprise’s subsequent cross-border fund receipts, payments, and foreign exchange transactions. Therefore, failure to complete the NDRC Foreign Debt Registration may impact our ability to manage cross-border funds, including receipts, payments, foreign exchange, and use. However, in the opinion of our PRC counsel, Yuan Tai Law Offices, as of the date of this annual report, because the Convertible Notes have been fully converted within one year of issuance, it is unlikely the NDRC will take regulatory actions against the Company. However, there is no assurance that the NDRC will not take a view that is contrary to our PRC counsel’s.

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

On November 14, 2021, the CAC published for public comment the Regulations on Network Data Security Management (Draft for Comments), or the Draft Network Data Security Regulations, which provides that data processors conducting the following activities shall apply for cybersecurity review: (1) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (2) listing abroad of data processors processing over one million users’ personal information; (3) listing in Hong Kong which affects or may affect national security; or (4) other data processing activities that affect or may affect national security. The enacted version of the Regulations on Network Data Security was promulgated in September 2024 and came into force as from January 1, 2025. The enacted version requires that if a network data processor carries out network data processing activities that affects or may affect national security, it shall undergo a national security review in accordance with relevant state regulations, and emphasized special protection of important data. Important data refers to data in a specific field, a specific group, a specific region, or of a certain precision and scale, which, once tampered with, damaged, leaked, or illegally accessed or illegally utilized, may directly jeopardize national security, economic operation, social stability, public health and safety.

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

Our ADSs may be delisted from a U.S. exchange and prohibited from being traded over-the-counter in the United States under the HFCAA if the PCAOB determines in the future that it is unable to fully inspect or investigate our auditors. The delisting and cease of trading of the ADSs, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment.

The HFCAA was enacted in December 2020 and was subsequently amended in December 2022. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, the Consolidated Appropriations Act was signed into law, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the delisting of our Company and the prohibition of trading in our securities if the PCAOB is unable to inspect our accounting firm at such future time.

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

On August 26, 2022, the CSRC, the Ministry of Finance of China, and the PCAOB signed the Protocol, which established a specific and accountable framework for the PCAOB to conduct inspections and investigations of PCAOB-governed accounting firms in mainland China and Hong Kong. Pursuant to the Protocol, the PCAOB has the sole discretion in selecting the subject of its inspections and investigations without input from the Chinese authorities, and procedures are in place to allow PCAOB inspectors and investigators to review complete audit working papers of accounting firms located in mainland China and Hong Kong. On October 6, 2022, the SEC conclusively named us as a “Commission-identified issuer” following the filing of our annual report on Form 20-F for the year ended December 31, 2021. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022, and the PCAOB Board vacated its previous determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. For this reason, we were not identified as a “Commission-identified issuer” under the HFCAA since we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022. However, it remains unclear whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong, which depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and will continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

Effective October 31, 2022, we dismissed EY and appointed Marcum Asia as our independent registered public accounting firm. EY, our former auditor, is an independent public accounting firm registered with the PCAOB. and is located in China, a jurisdiction where the PCAOB has been historically unable to conduct inspections without the approval of the relevant PRC authorities. Our current auditor, Marcum Asia, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Marcum Asia is headquartered in New York, New York, and, as of the date of this annual report, has not been determined by the PCAOB as being unable to be inspected or investigated completely.

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval or registration with appropriate government authorities to use cash generated from the operations of our PRC subsidiaries and affiliated entities to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

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

Quhuo Limited is an offshore holding company conducting our operations in China through our PRC subsidiaries and the affiliated entities. We may make loans to our PRC subsidiaries and affiliated entities, or we may make additional capital contributions to our PRC subsidiaries, or we may establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or we may acquire offshore entities with business operations in China in an offshore transaction.

Most of these activities are subject to PRC regulations and approvals. For example, loans by us to our wholly owned PRC subsidiaries to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. If we decide to finance our wholly owned PRC subsidiaries by means of capital contributions, these capital contributions are subject to the requirement of making necessary reporting or filings in the foreign investment comprehensive administrative system and registration with other governmental authorities in China. Due to the restrictions imposed on loans in foreign currencies extended to PRC domestic companies, we are not likely to make such loans to the affiliated entities as PRC domestic companies. Further, we are not likely to finance the activities of the affiliated entities by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in value-added telecommunications services and certain other businesses.

SAFE promulgated the Circular on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third-party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Although SAFE promulgated in 2019 the Circular on Further Promoting the Cross-border Trade and Investment Facilitation, or SAFE Circular 28, pursuant to which non-investment foreign-invested companies are allowed to conduct domestic equity investment with settled capital from foreign exchange if such investment projects are true and compliant and do not otherwise violate the existing Special Management Measures (Negative List) for the Access of Foreign Investment, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds we received from our initial public offering in July 2020, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, or at all, with respect to future loans by us to our PRC subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received from our initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

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

If our shareholders who are PRC residents or entities do not complete or update their registration with the local SAFE branches, our PRC subsidiaries may be prohibited from distributing its profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We have used our best efforts to notify PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents to complete the foreign exchange registrations and update the same where necessary. However, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make or update such registration, and we cannot compel them to comply with SAFE registration requirements. As a result, we cannot assure you that all other shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or SAFE Circular 7. Under SAFE Circular 7 and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of share-based awards, the purchase and sale of corresponding shares or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution, or any other material changes. We and our PRC employees who have been granted share-based awards have been subject to SAFE Circular 7 and other relevant rules and regulations as our company has become an overseas listed company since the completion of our initial public offering in July 2020. Although we have completed the SAFE registration for our 2019 Share Incentive Plan subject to SAFE Circular 7, any failure of our PRC share-based award holders to complete their SAFE registrations for any other stock incentive plan in the future may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to us, or otherwise materially adversely affect our business.

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

Risks Related to Doing Business in Hong Kong

Potential political, economic and social instability in Hong Kong could have a significant impact upon the business we conduct in Hong Kong and the profitability of such business.

Political, economic or social unrest occurred in Hong Kong could lead to the disruption of the economic, political and social conditions in Hong Kong. If such events persist for a prolonged period of time or that the economic, political and social conditions in Hong Kong are to be disrupted, our overall business and results of operations may be adversely affected.

Our Hong Kong subsidiaries may be subject to amendments and changes of the laws and regulations of Hong Kong, which may be more stringent and compliance of such laws and regulations may result in adverse impact on the operations and financial condition of our Hong Kong subsidiaries.

Hong Kong is a Special Administrative Region of the PRC. Following British colonial rule from 1842 to 1997, China assumed sovereignty under the “one country, two systems” principle. The Hong Kong Special Administrative Region’s constitutional document, the Basic Law, ensures that the current political situation will remain in effect for 50 years. Hong Kong has enjoyed the freedom to function with a high degree of autonomy for its affairs, including currencies, immigration and customs operations, and its independent judiciary system and parliamentary system.

The legal system of Hong Kong is based on the principles of the rule of law and the independence of the judiciary and under the principle of ‘one country, two systems’, the Hong Kong legal system is based on the common law, supplemented by statutes.

Our Hong Kong subsidiaries are subject to the laws and regulations of Hong Kong. We face uncertainties as to future amendments and changes of the laws and regulations of Hong Kong, which may have impact on our Hong Kong subsidiaries. We cannot rule out the possibility that our Hong Kong subsidiaries may face more stringent legal requirements which in turn may affect their operations and we have to deploy more resources to comply with the new laws and regulations and therefore affect the financial positions of our Hong Kong subsidiaries.

Substantial uncertainties and restrictions with respect to the political and economic policies of the PRC government and PRC laws and regulations could have a significant impact upon the business that we conduct in Hong Kong and accordingly on the results of our operations in Hong Kong and financial condition.

Our business operations in Hong Kong may be adversely affected by the current and future political environment in the PRC. The PRC government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The interpretations of many laws, regulations and rules may not always be uniform and the enforcement of these laws, regulations and rules may involve uncertainties for you and us. Our ability to operate in Hong Kong and conduct overseas business in Hong Kong may be harmed by these changes in its laws and regulations, including those relating to taxation, import and export tariffs, environmental regulations, land use and property ownership rights, and other matters. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in Hong Kong, which could in turn adversely affect the business we conduct in Hong Kong, results of our operations in Hong Kong and financial condition.

Sanctions and other measures could possibly be triggered in the future with regards to the development of national security laws and regulations in Hong Kong, where such sanctions and measures can cause economic harm to our business in Hong Kong.

On June 30, 2020, China’s National People’s Congress Standing Committee passed the national security law for the Hong Kong Special Administrative Region. Hong Kong’s Chief Executive promulgated it in Hong Kong later the same day. Among other things, it criminalizes separatism, subversion, terrorism and foreign interference in Hong Kong. The government believes the new law may bring about more stability to Hong Kong, which in turn may lay the foundation for commercial and economic activities to flourish.

On July 14, 2020, the then U.S. President Donald Trump signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The imposition of sanctions such as those provided in the HKAA is in practice discretionary and highly political, especially in a relationship as extensive and complex as that between the United States and China.

Furthermore, legislative or administrative actions in respect of Sino-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our ordinary shares could be adversely affected.

In addition, we cannot rule out the possibility that further sanctions or other forms of penalties by foreign governments may be triggered in the future with regards to the development of national security laws and regulations in Hong Kong, where such sanctions and measures may cause economic harm to our business in Hong Kong.

Our Hong Kong subsidiaries may be subject to restrictions on paying dividends or making other payments to us, which may restrict its ability to satisfy liquidity requirements, conduct business and pay dividends to holders of our ordinary shares. Dividends payable to our foreign investors and gains on the sale of our ADSs by our foreign investors may become subject to taxation by the PRC.

Quhuo International conducts its business operations in Hong Kong. We have not declared or paid any cash dividends, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. However, if we decide in the future to pay dividends, our ability to pay dividends and meet other obligations also depends upon the receipt of dividends or other payments from our subsidiaries in Hong Kong which either generates revenue from operations in Hong Kong or receives dividends or other distributions from its subsidiary in China. There are currently no restrictions of transferring funds between our Cayman Islands holding company and our subsidiaries in Hong Kong or limitations on the ability of our Hong Kong subsidiaries to issue dividends or other distributions to its overseas shareholders. However, we cannot assure you that the oversight of the PRC government will not be extended to companies operating in Hong Kong like our Hong Kong subsidiaries. There is a possibility that the PRC government could prevent our cash maintained in Hong Kong from leaving or the PRC government could restrict the deployment of cash into our business or for the payment of dividends. Any such controls or restrictions may adversely affect our ability to finance our cash requirements, service debt or make dividend or other distributions to our shareholders and could result in a material adverse change to our business operations, our prospects, financial condition, and results of operations, and could cause our ordinary shares to significantly decline in value or become worthless.

If certain existing or future laws of the PRC become applicable to our Hong Kong subsidiaries, it may adversely affect our Hong Kong business, financial condition and results of operations in Hong Kong, and/or the value of our ADSs.

Except for the Basic Law, national laws of the PRC do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. National laws and regulations relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III and so do not apply directly to Hong Kong.

The laws and regulations in the PRC are evolving, and their enactment timetable, interpretation and implementation are subject to changes and uncertainties. To the extent any PRC laws and regulations become applicable to our Hong Kong subsidiaries, we may be subject to the risks and uncertainties associated with the legal system in the PRC, including with respect to the enforcement of laws and the possibility of changes of rules and regulations from time to time. If certain existing or future laws of the PRC become applicable to our Hong Kong subsidiaries, it may adversely affect our Hong Kong business, financial condition and results of operations in Hong Kong, any of which may cause a negative impact on the value of our ADSs.

The PRC government exerts substantial influence and discretion over the manner in which companies incorporated under the laws of PRC must conduct their business activities. If our Hong Kong subsidiaries were to become subject to such direct influence or discretion, it may result in a material change in our operations in Hong Kong and/or the value of our ordinary shares, which would materially affect the interest of the investors.

While the PRC government currently does not exert direct influence and discretion over the manner in which we conduct our business activities outside of mainland China, there is no guarantee that we will not be subject to such direct influence or discretion in the future due to changes in laws or other unforeseeable reasons.

The PRC legal system is evolving rapidly and the PRC laws, regulations, and rules may change quickly with little advance notice. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the non-precedential nature of these decisions, the interpretation of these laws, rules and regulations may contain inconsistences, the enforcement of which involves uncertainties. The PRC government has exercised and continues to exercise substantial control over many sectors of the PRC economy through regulation and/or state ownership. Government actions have had, and may continue to have, a significant effect on economic conditions in the PRC and businesses which are subject to such government actions.

While the PRC government currently does not exert direct influence and discretion over the manner in which we conduct our business activities outside of mainland China, if our operations in Hong Kong were to become subject to the direct intervention or influence of the PRC government at any time due to changes in laws or other unforeseeable reasons, it may require a material change in our operations in Hong Kong and/or result in increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. In addition, the market prices of our ADSs could be adversely affected as a result of anticipated negative impacts of any such government actions, as well as negative investor sentiment towards Hong Kong-based companies subject to direct PRC government oversight and regulation, regardless of our actual operating performance. There can be no assurance that the Chinese government would not influence our operations in Hong Kong at any time.

We may be affected by the currency peg system in Hong Kong.

Since 1983, Hong Kong dollars have been pegged to the U.S. dollars at the rate of approximately HK$7.80 to US$1.00. We cannot assure you that this policy will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would in turn adversely affect the operations and profitability of our business.

Risks Related to Our Corporate Structure

The PRC government may find that the contractual arrangements that establish our corporate structure for operating our business do not comply with applicable PRC laws and regulations, which could cause significant disruption to our business operations or our inability to assert contractual control over the assets of the VIE or its subsidiaries and our securities may decline in value or become worthless.

Current PRC laws and regulations impose certain restrictions on foreign ownership of companies that engage in certain business operations, such as value-added telecommunications services. In June 2019, MOFCOM and the NDRC promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List (2019 version), which became effective on July 30, 2019, in order to amend the Guidance Catalogue of Industries for Foreign Investment. The latest version of the Negative List was promulgated in September 2024 by MOFCOM and the NDRC (2024 version) which took effect on November 1, 2024. Pursuant to the Negative List (2024 version), foreign investment in value-added telecommunications services (except for e-commerce, domestic multiparty communication, store and forward service and call center) falls within the Negative List. As a result, foreign investors can only conduct investment activities through equity or contractual joint ventures with certain shareholding requirements and approvals from competent authorities. PRC partners are required to hold the majority interests in the joint ventures and approval from MOFCOM and the Ministry of Industry and Information Technology, or MIIT, for the incorporation of the joint ventures and the business operations.

Current PRC laws and regulations impose restrictions or prohibitions on foreign ownership and investment in companies that engage in value-added telecommunications services. Quhuo Limited is an exempted company incorporated in the Cayman Islands and does not have any substantive business operations on its own. Quhuo Information is our wholly-owned PRC subsidiary and a foreign-invested enterprise under PRC laws. We conduct our business in China through the VIE and its subsidiaries, or collectively the affiliated entities, in China, and may in the future commence or acquire businesses that are subject to the restrictions with respect to value-added telecommunications services. Through the VIE agreements, the shareholders of the VIE effectively assigned all of their voting rights underlying their respective equity interest in the VIE to us, which enabled us to direct the activities of the VIE that most significantly impact the VIE’s economic performance, and we, through Quhuo Information, have the right to receive economic benefits from the VIE that could potentially be significant to the VIE and have the obligation to absorb losses of the VIE that could potentially be significant to the VIE. We have been and expect to continue to be dependent on the affiliated entities to operate our business in China. As a result of these contractual arrangements, we are considered the primary beneficiary of the VIE and consolidate the VIE as required by Topic 810, Consolidation of Accounting Standards Codification, or the ASC.

In the opinion of our PRC counsel, Yuan Tai Law Offices, (1) the ownership structures of Quhuo Information and the VIE in China currently do not result in any violation of the applicable PRC laws or regulations currently in effect; and (2) the contractual arrangements between Quhuo Information, the VIE and its shareholders governed by PRC laws and regulations are currently valid and legally binding on each party thereto and enforceable in accordance with the terms thereof, subject, as to enforceability, to applicable bankruptcy, insolvency, moratorium, reorganization and similar laws affecting creditors’ rights generally, the discretion of relevant governmental authorities in exercising their authority in connection with the interpretation and implementation thereof, and the application of relevant PRC laws and policies thereto, and to general equity principles. However, we have been further advised by our PRC counsel that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations, and there can be no assurance that the PRC government authorities will not take a view contrary to or otherwise different from the opinion of our PRC counsel. If the PRC government otherwise find that we are in violation of any existing or future PRC laws or regulations or lack the necessary permits or licenses to operate our and the VIE’s business, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

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

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of the affiliated entities in China, and/or our failure to receive the economic benefits from the affiliated entities, we may not be able to consolidate their financial results in our consolidated financial statements in accordance with U.S. GAAP. In addition, if the PRC government determines that the contractual arrangements constituting part of our VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the securities registered hereunder may decline in value or become worthless if the determinations, changes, or interpretations result in our inability to assert contractual control over the assets of the VIE or its subsidiaries that conduct substantially all of our operations.

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

Furthermore, Quhuo Limited is a holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, it conducts substantially all of the operations through the affiliated entities. We receive the economic benefits of the VIE’s business operations and become the primary beneficiary of the VIE for accounting purposes through certain contractual arrangements. We treat the VIE and its subsidiaries as our consolidated affiliated entities for accounting purposes under U.S. GAAP and not the entities in which we own equity interest. The ADSs listed on the Nasdaq Stock Market represents shares of Quhuo Limited, our Cayman holding company, instead of shares of the VIE or its subsidiaries in China. We may not be able to continue to satisfy the applicable requirements and rules with respect to such structure. If we are unable to satisfy the Nasdaq Stock Market criteria for maintaining our listing, our securities could be subject to delisting.

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

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We could face material and adverse tax consequences if the PRC tax authorities determine that our contractual arrangements were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust income of the affiliated entities in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the affiliated entities for PRC tax purposes, which could in turn increase its tax liabilities without reducing Quhuo Information’s tax expenses. In addition, if Quhuo Information requests the shareholders of the affiliated entities to transfer their equity interests at nominal or no value pursuant to the contractual arrangements, such transfer could be viewed as a gift and subject Quhuo Information to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on the affiliated entities for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the affiliated entities’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

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

We may rely on dividends paid by our PRC subsidiaries to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.

Quhuo Limited is a holding company, and we may rely on dividends to be paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the holders of the ADSs and our ordinary shares and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their abilities to pay dividends or make other distributions to us.

Under PRC laws and regulations, enterprises in the PRC, such as Quhuo Information, may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, such enterprise is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Any limitation on the ability of our wholly-owned PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

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

The ADSs are listed on Nasdaq. The Nasdaq corporate governance listing standards permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We have relied on and plan to continue to rely on home country practice with respect to our corporate governance. For example, we do not have a majority of independent directors serving on our board of directors. We have also elected to not have our compensation committee and nominating and corporate governance committee consist of entirely independent directors. See “Item 6. Directors, Senior Management and Employees—C. Board Practices” and “Item 16G. Corporate Governance” for details. As a result, our shareholders may be afforded less protection than they otherwise would enjoy under the Nasdaq rules applicable to U.S. domestic issuers.

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we publish our results on a semi - annual basis through press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely than that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

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

Mr. Leslie Yu, our chairman and chief executive officer, has control over us and our corporate matter. As of April 30, 2025, Mr. Yu beneficially owned all of our issued Class B ordinary shares. These Class B ordinary shares constitute approximately 7.0% of our total issued and outstanding share capital and 77.2% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. See “Item 6. Directors, Senior Management and Employees-E. Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, Mr. Yu has considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

On May 10, 2024, we received a notice from Nasdaq that we had failed to comply with the minimum closing bid price requirement (the “Bid Price Requirement”) and minimum market value of publicly held shares (“MVPHS”) requirement (the “MVPHS Requirement”), set forth in Rules 5450(a)(1) and 5450(b)(1), respectively, of the Nasdaq Listing Rules. On September 24, 2024, we received a notification letter from the Listing Qualifications Department of the Nasdaq Stock Market, informing us that we had regained compliance with the MVPHS Requirement, since our MVPHS has been $5,000,000 or greater from September 10 to September 23, 2024. In addition, on October 15, 2024, we received a notification letter from the Listing Qualifications Department of the Nasdaq Stock Market, informing us that we had regained compliance with the Bid Price Requirement, since the closing bid price of the ADSs had been at $1.00 per ADS or greater for 10 consecutive business days from September 17 through October 11, 2024.

We cannot assure you that we will be able to continue to meet the financial and corporate governance requirements to qualify for continued listing, including the Bid Price Requirement and the MVPHS Requirement.

The issuance and sale of any securities in the future may be dilutive to our existing shareholders and may cause the price of the ADSs to decline. The issuance of additional shares by us that has the effect of reducing the price of the trading price of ADSs may also prevent us from being able to maintain compliance with the Bid Price Requirement, which may result in the ADSs being suspended or delisted from the Nasdaq Global Market. If a suspension or delisting of the ADSs were to occur, there would be significantly less liquidity in the suspended or delisted ADSs. In addition, our ability to raise additional capital through equity or debt financing would be greatly impaired.

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

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. We had 890,653,509 Class A ordinary shares and 6,296,630 Class B ordinary shares outstanding as of April 30, 2025, including 508,730,049 Class A ordinary shares represented by ADSs.

All of the ADSs are freely tradable without restriction or further registration under the Securities Act. The lockup agreement that our directors and executive officers and all of our pre-IPO shareholders signed with the underwriters of our initial public offering has expired, and these shareholders, and the remaining Class A ordinary shares are available for sale subject to volume and other restrictions under Rule 144 and Rule 701 under the Securities Act. To date, the trading volume of the ADSs on the Nasdaq Global Market has been low and, therefore, sales of even relatively small amounts of the ADSs in the public market could adversely affect the market price of the ADSs. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

A substantial number of ADSs may be sold in the market, which may depress the market price for the ADSs.

Sales of a substantial number of the ADSs in the public market following the sale of the ADSs to VG under the Purchase Agreement, or the issuances of the Class A ordinary shares to some of the Minority Shareholders under the Convertible Notes, could cause the market price of the ADSs to decline. A substantial majority of the outstanding ADSs are, and all of the ADSs sold thereunder upon issuance will be, freely tradable without restriction or further registration under the Securities Act, unless these shares are owned or purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act.

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

In order to raise additional capital, we may at any time, including offering additional ADSs or other securities convertible into or exchangeable for the ADSs at prices that may not be the same as the price per ADS paid by investors. We may sell the ADSs or other securities in any other offering at a price per ADS that is less than the price per ADS paid by investors, and investors purchasing the ADSs or other securities in the future could have rights superior to existing shareholders. The price per ADS at which we sell additional ADSs, or securities convertible or exchangeable into ADSs, in future transactions may be higher or lower than the price per ADS paid by investors.

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

Quhuo Limited is an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by Quhuo Limited’s memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands, as amended from time to time, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of associations, our register of mortgages and charges and special resolutions passed by our shareholders) or to obtain copies of register of members of these companies. Under Cayman Islands law, the names of current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obligated to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. See “Item 16G. Corporate Governance” for details. If we choose to follow home country practice, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

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

Quhuo Limited is a Cayman Islands exempted company and all of its assets are located outside of the United States. All of our current operations are conducted in China or Hong Kong. In addition, most of our current directors and executive officers are nationals and residents of countries other than the United States. All or a substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against us, our assets, our directors and officers or their assets.

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

A non-U.S. corporation, such as our company, will be considered a passive foreign investment company (“PFIC”), for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. Although the law in this regard is not entirely clear, we treat the affiliated entities as being owned by us for U.S. federal income tax purposes because we direct its activities that most significantly impact its economic performance and are entitled to substantially all of the economic benefits associated with it. As a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the affiliated entities for U.S. federal income tax purposes, we would likely be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the affiliated entities for U.S. federal income tax purposes, and based upon our current and projected income and assets and projections as to the value of our assets, we believe it is reasonable to take the position that we were not classified as a PFIC for the taxable year ended December 31, 2024. However, no assurance can be given in this regard because the determination of whether we have been or will be or become a PFIC is a factual determination made annually that depends, in part, upon the composition of our income and assets and the characterization of such income or assets as active or passive. The IRS may challenge our determination in this regard. The determination of whether we would be or become a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets, including the proceeds from the recent offering. Fluctuations in the market price of the ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which has been and may continue to be volatile). Our market capitalization has fluctuated significantly during the fiscal year ended December 31, 2024. If our market capitalization does not increase or continues to decline, we could be or become classified as a PFIC for the current taxable year or future taxable years. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

ITEM 4. INFORMATION ON THE COMPANY

A.History and development of the company

Quhuo Limited is an exempted company with limited liability incorporated in the Cayman Islands in June 2019 and a holding company of our group. We commenced operations through Beijing Quhuo in 2012.

In June 2019, founders of Beijing Quhuo, through their respective controlled entities, incorporated Quhuo Limited in the Cayman Islands as our listing entity and holding company with no material operations of its own.

From June 2019 to July 2019, we incorporated various subsidiaries, including Quhuo Investment Limited, Quhuo Technology and Quhuo Information, all of which are investment holding companies with no substantive business operation. In August 2019, we became the sole beneficiary of the VIE for accounting purposes through a series of contractual arrangements between Quhuo Information, the VIE and the VIE’s shareholders and able to consolidate the financial results of the VIE and its subsidiaries with ours only if we meet the conditions for consolidation under U.S. GAAP.

In August 2019, Quhuo Limited issued preferred shares to the VIE’s existing investors to reflect their respective equity interests in the VIE prior to the restructuring.

In July 2020, we completed an initial public offering of 3,788,100 ADSs, raising approximately US$32.5 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us.

In November 2020, Beijing Quhuo acquired an approximately 54.22% equity interest in Lailai Information Technology (Shenzhen) Co., Ltd. (“Lailai”), an on-demand workforce platform that specializes in housekeeping solutions for hotels and B&Bs, for a consideration in the form of cash and Quhuo Limited’s securities, in which the cash and securities consideration had been paid. In January 2022, we acquired the remaining approximately 45.78% equity interest in Lailai for a consideration in the form of Quhuo Limited’s securities, which have been issued accordingly.

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

In January 2023, we incorporated Quhuo International, a subsidiary in Hong Kong, and held a 51% ownership interest in Quhuo International upon incorporation. In July 2024, we acquired an additional 39.1% ownership interest in Quhuo International. Quhuo International has commenced operations in Hong Kong since May 2023 and is engaged in the vehicle export business. In October 2024, we incorporated Carnuxt Global Ltd, a subsidiary in Cayman Islands, and held an aggregate of 90.1% ownership interest upon incorporation, with the remaining 9.9% interest held by Mr. Bo Liang, the general manager of Quhuo International. Carnuxt Global Ltd is an investment holding company with no substantive business operation. In January 2025, following our transfer of 90.1% interest, and Mr. Bo Liang’s transfer of the remaining 9.9% interest, in Quhuo International to Carnuxt Global Ltd, Quhuo International became a wholly owned subsidiary of Carnuxt Global Ltd.

In August 2023, we incorporated Quhuo Auto, a wholly-owned subsidiary in Hong Kong, which has yet commenced operation as of the date of this annual report.

Our principal executive offices are located at 3F, Building A, Xin’anmen, No. 1 South Bank, Huihe South Street, Chaoyang District, Beijing, People’s Republic of China. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The telephone number of our principal executive office is (+86-10) 8576 5328. Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our main website is www.quhuo.cn. The information contained on our website is not a part of this annual report. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204 Newark, DE 19711.

The SEC maintains an Internet site, http://www.sec/gov, which contains reports, proxy and information statements, and other information regarding us. We also maintain an Internet site, http://ir.quhuo.cn/, for investors’ information.

Recent Developments

Purchase Agreement with VG

On January 5, 2024, we entered into the Purchase Agreement with VG, as amended and restated on February 8, 2024. For a description of the terms of this agreement, see “Item 10. Additional Information—C. Material Contracts—Purchase Agreement with VG.”

Credit Facility Agreement with Xiamen International Bank

Beijing Quhuo entered into a credit facility agreement with Xiamen International Bank Co. Ltd., Beijing Branch (the “Xiamen International Bank”), dated February 27, 2024, which was amended by certain supplemental agreements to the credit facility agreement dated March 11, 2024 and September 25, 2024, respectively (as amended, the “Credit Agreement”), whereby Xiamen International Bank agreed to provide working capital loans to Beijing Quhuo in a maximum amount not to exceed RMB 20 million. In connection with the Credit Agreement, Quhuo Information and Xiamen International Bank entered into a guarantee agreement, dated October 11, 2024, whereby Quhuo Information guarantees to Xiamen International Bank due payment of the outstanding amounts of principal and interest and other payment obligations of Beijing Quhuo under the Credit Agreement.

Nasdaq Listing Standards Compliance

On May 10, 2024, we received a notice from Nasdaq that we had failed to comply with the Bid Price Requirement and the MVPHS Requirement set forth in Rules 5450(a)(1) and 5450(b)(1), respectively, of the Nasdaq Listing Rules. On September 24, 2024, we received a notification letter from the Listing Qualifications Department of the Nasdaq Stock Market, informing us that we had regained compliance with the MVPHS Requirement, since our MVPHS has been $5,000,000 or greater from September 10 to September 23, 2024. In addition, on October 15, 2024, we received a notification letter from the Listing Qualifications Department of the Nasdaq Stock Market, informing us that we had regained compliance with the Bid Price Requirement, since the closing bid price of the ADSs had been at $1.00 per ADS or greater for 10 consecutive business days from September 17 through October 11, 2024.

Acquisition Agreements with Minority Shareholders

On July 1, 2024, we entered into the Acquisition Agreements with the Minority Shareholders of Quhuo International. For a description of the terms of this agreement, see “Item 10. Additional Information—C. Material Contracts—Acquisition Agreements with Minority Shareholders.”

B.Business Overview

We are a leading gig economy platform focusing on local life services in China. We operate a platform of large, flexible and standardized workforce. As of December 31, 2024, we had approximately 830,000 registered workers on our platform. We provide tech-enabled, end-to-end operational solutions primarily to consumer service businesses, including on-demand delivery solutions, mobility service solutions, housekeeping and accommodation solutions, and other services. Leveraging our internal technology infrastructure, we are able to deploy workers across different regions and industries to serve our customers in a flexible, standardized and specialized manner, such as fulfilling delivery orders of prepared food, grocery and fresh food, carrying out maintenance works for shared bikes, fulfilling intra-city and long-distance transportation orders, and providing housekeeping and accommodation services for hotels and B&Bs. We generate revenue primarily from service fees paid by our industry customers, and to a lesser extent, from rental fees under our car leasing agreements with drivers engaged in our ride-hailing solutions.

To the on-demand consumer service companies that we serve, our platform helps them mobilize a large team of workers who can follow industry-specific, standardized and highly efficient service procedures through a combination of training, performance monitoring and refinement, and incentives. As such, our industry customers can focus more on their business strategy and operational and financial performance. As of December 31, 2024, our industry customers comprised many top market players in their respective industries, such as Meituan and Ele.me in the on-demand delivery industry and other chain restaurants such as KFC, Didi and Hello in the mobility-as-a-service sector (including bike-sharing and ride-hailing), and Hilton Hotels and Resorts, Kingkey Group and Marriott International in the hotel industry. We had reached 134 cities across 29 provinces, municipalities and autonomous regions in China as of December 31, 2024.

To the workers on our platform, we provide them with diversified, flexible earning opportunities. We empower workers with minimal work experience to begin their career and progress with us. In the three months ended December 31, 2024 and 2023, we had approximately 33,000 and 53,500 average monthly active workers on our platform, respectively. We believe that the size of our workforce allows us to better serve our industry customers when they enter new geographical markets or new on-demand consumer service industries. We also encourage workers on our platform to bring in their friends, relatives and acquaintances to continually and organically expand our workforce network and minimize worker turnovers, making our platform more stable.

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

The following diagram is a simplified presentation of our business model and our role as a gig economy platform:

Additionally, in 2023, we launched our vehicle export solutions, specializing in the international trade and export of new energy vehicles (the “NEVs”). We have established collaboration with domestic car manufacturers and dealerships to procure high-quality new and used NEVs. Prior to the export, these NEVs undergo rigorous quality and performance preparations and upgrades. By developing a NEV trading system, Quhuo International utilizes its own logistics system to transport vehicles to the dealer network in international markets and provides operational support to promote the application and expansion of NEVs globally. We generate revenue from the sale of new and used NEVs.

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

The following flowchart illustrates the typical transaction process of our on-demand delivery solutions:

As of December 31, 2024, we delivered our on-demand delivery solutions in 71 cities in China. In the three months ended December 31, 2022, 2023 and 2024, our average monthly delivery riders were over 48,700, 45,000, and 41,700 respectively, and the average monthly delivery orders fulfilled by those delivery riders were approximately 47.5 million, 48.8 million, and 40.6 million, respectively.

Mobility service solutions

Our mobility service solutions comprise ride-hailing solutions, shared-bike maintenance solutions, freight service solutions, and vehicle export solutions.

Ride-hailing solutions

We launched our ride-hailing solutions in October 2018. Under the current regulatory regime in China, ride-hailing drivers are required to obtain licenses both for themselves and for the vehicles they steer. Ride-hailing companies and drivers may be subject to fines and bans for violation of the relevant regulations. We attract ride-hailing companies with our access to a fleet of qualified ride-hailing drivers that are in short supply. We attract qualified candidates to our platform with our car leasing arrangements, under which we sublease vehicles with the requisite license to drivers and charge them monthly rental fees. As a result, we relieve their financial burden in obtaining a vehicle when they enter the ride-hailing market. We also provide them with strong driver-centric support and services, such as filing for insurance claims, roadside assistance and vehicle repair and maintenance. In addition to inviting qualified ride-hailing drivers to join us, we also motivate workers with driving skills on our platform to obtain the required permit so that they could become qualified ride-hailing drivers and take part in our ride-hailing solutions. As of December 31, 2024, we had over 210 full-time ride-hailing drivers on our platform. We believe that it is more cost-effective to convert existing eligible workers on our platform into drivers than to attract new drivers through referrals or marketing campaigns and that our access to a large pool of eligible workers represents incremental growth potential.

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

As of December 31, 2024, we delivered our ride-hailing solutions to a major ride-hailing company in two cities in China. Drivers on our platform fulfilled approximately 0.9 million rides for the fiscal year 2024.

Shared-bike maintenance solutions

We launched our shared-bike maintenance solutions in January 2018 to address the imminent demand for maintenance and distribution services from bike-sharing companies. In particular, as certain bike-sharing platforms, such as Hello, have launched e-bikes, we have accordingly expanded our service scope. A common issue plaguing the bike-sharing businesses is the disproportionate geographical distribution of bikes as the demand for bikes can be unpredictable, asymmetric and fluctuating among different neighborhoods throughout the day. As a result, bike-sharing companies must deploy fleets of vehicles to redistribute the bikes to guarantee a desirable number of bikes at different locations. It is also critical for bike-sharing companies to identify, repair and replace malfunctioning bikes, including replacing e-bike batteries in a timely manner, not only to improve user experience and increase the turnover rate of the vehicles, but also to prevent safety hazards and other incidents that may result from malfunctioning bikes. Our shared-bike maintenance solutions presently include maintaining orderliness of bikes, redistribution and transportation of idle bikes based on usage patterns within a designated area, identification and transportation of malfunctioning bikes, replacement of batteries for e-bikes, and transportation of e-bike batteries from warehouse to specific operational areas.

As the demand for our shared-bike maintenance solutions is more flexible compared to that of our on-demand delivery solutions, we encourage delivery riders on our platform to take part in our shared-bike maintenance solutions during their off-peak hours. We believe we can further unlock underutilized workforce capacity as we continue to innovate our solutions and expand into new industries.

We derive revenue from service fees paid by bike-sharing companies based on specific indicators for maintenance and transportation services, respectively. As of December 31, 2024, we delivered shared-bike maintenance solutions in 19 cities in China.

Freight service solutions

We commenced our freight service solutions for industry customers in July 2021 by fulfilling end-to-end intra-city and long-distance transportation orders. We deploy truck fleets to serve our industry customers and pay service fees to such fleets. We derive revenue from service fees paid by industry customers based on the number of transportation orders we fulfilled. For the fiscal year ended December 31, 2024, we delivered our freight service solutions to one industry customer and fulfilled approximately 16,600 orders. We discontinued our freight services solutions in the second half of 2023 due to its high capital intensity and low profit margin.

Vehicle export solutions

We launched our vehicle export solutions in 2023, specializing in the international trade and export of new energy vehicles (the “NEVs”). We have established partnerships with domestic car manufacturers and dealerships to procure high-quality new and used NEVs. For used NEVs, we have introduced a standardized classification system through refurbishment and upgrading to ensure consistent quality. Leveraging our expertise and experience in local life services and ride-hailing operations, we have developed a “technology + resources” model tailored for international markets. This integrated solution combines vehicle exports with a ride-hailing operation system, enabling overseas dealers to adopt full service mobility solutions. Our goal is to create a win-win ecosystem that spans from vehicle procurement to local mobility operations. For example, in Azerbaijan, we, through Quhuo International, have established a strategic partnership with a local car dealer Volt Auto and mobility platform Bolt. Through this partnership, we provide NEVs, supported by our proprietary technology platform and operational expertise, to help enhance local ride-hailing services in Azerbaijan. By integrating our online SaaS platform with offline operational support, we aim to assist local dealers in accelerating inventory turnover while significantly improving operational efficiency and service quality of local ride-hailing services.

We derive revenue from sales of vehicles. During the two fiscal years of 2023 and 2024, we shipped an aggregate of over 3,500 vehicles through our vehicle export solutions.

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

We tailor our housekeeping solutions primarily for industry customers requiring standardized, high-quality housekeeping services to be provided on an efficient and responsive basis. Industry customers of our housekeeping solutions currently comprise hotels and B&Bs. Based on the operating needs of our industry customers, we formulate detailed action plans and training for housekeepers on our platform to ensure the consistency of solution quality. Our industry customers also conduct inspections of the cleaned property from time to time to ensure solution quality.

We derive revenue from service fees paid by our industry customers based on service hours and/or the number of fulfilled orders, subject to KPI-based adjustments. As of December 31, 2024, we delivered housekeeping solutions in 84 cities.

Furthermore, as we have expanded our customer portfolio and rendered services to B&Bs, we provide accommodation solutions, primarily focusing on facilitating B&B operations for our customers. We derive revenue primarily from service fees paid by industry customers based on the number of fulfilled orders, calculated by rooms. In addition, we continuously tap into new industries to provide diversified, flexible earning opportunities for workers on our platform.

Our Geographic Footprint

We operate across multiple industries within a single city in an efficient manner as we consolidate the management of each business line based on Quhuo+ and our offline business support team. As of December 31, 2024, our geographic footprint reached 134 cities across 29 provinces, municipalities and autonomous regions in China, among which we provided solutions for multiple industries in 74 cities. We have also established collaboration relationships with overseas partners with footprint across twelve countries in Middle East, Eastern Europe, and Western Asia.

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

Our disposal of certain underperforming service stations since 2022 has resulted in a decrease in the number of active workers, and the number of our average monthly active workers decreased from approximately 57,000 in the three months ended December 31, 2022 to 53,500 in the three months ended December 31, 2023, and further to 33,000 in the three months ended December 31, 2024. We provide workers with stable earning opportunities across different industry settings, career advancement prospects, and a supportive community with inclusive work-life support and services. As many workers joined us as fresh high school or college graduates with minimal work experience, we enable them to begin their career and progress on our platform. Moreover, many workers quit their old jobs under the traditional employment model, such as factory workers, and joined us for higher earning potential and more flexibility in terms of working hours and career options.

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

With Quhuo+, we have assigned an internal team of operational managers to track and benchmark the performance data generated from our service stations for our on-demand delivery solutions and assist our team leaders in formulating performance improvement plans for the service stations they are in charge of. Our operational managers communicate with team leaders periodically to review the operating data on Quhuo+ and discuss measures to address any issues identified. They are also in charge of maintaining relationships with industry customers, helping team leaders design and implement service fee plans of their respective service stations, applying for large expenses on behalf of their designated service stations, and assisting each service station in optimizing efficiency and reducing cost, logistics management, annual inspection of business registration, corporate culture development, and tax and financing matters. We believe our operational managers are able to help team leaders become more adaptive to the management role and develop and improve their effective managerial skills by applying the data and functions on Quhuo+. As of December 31, 2024, we had a team of 245 operational managers, all employed by us.

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

Our Technology

Quhuo+ forms the backbone of our business operations. We strategically designed Quhuo+ to be flexible and scalable with modularized functions. See “—Quhuo+” for details. As of December 31, 2024, we had a dedicated team of 48 technology research and development professionals with an average of eight years of relevant industry experience.

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

Branding, Marketing and Customer Relationship

We believe word-of-mouth marketing has helped us achieve, and will continue to drive, organic growth in our workers. We also believe brand recognition is critical to our ability to retain or establish partnership with existing or new industry customers, and our general marketing efforts are designed to enhance our brand awareness and reputation among them. We primarily attract new industry customers with testimonials of our solutions and referrals by existing customers. We also approach prospective industry customers by attending key account meetings and industry conferences, or through introduction by our investors. We conduct KPI reviews with industry customers and take measures to maintain a close rapport with them.

Competition

We believe that we have pioneered innovation by serving on-demand consumer service businesses. While we have not identified any other platform in China with a similar business model and operational scale comparable to us, we may compete with labor outsourcing companies and service suppliers that are independent from or affiliated with industry customers, as well as online or offline workforce marketplaces in each industry sector we serve. Our addressable market within a single industry is highly fragmented, consisting of numerous small-scale, single-industry service suppliers with limited operational experience or geographical coverage. We believe that we can compete favorably on the basis of:

●	capability to attract, retain and manage a sufficient number of workers;
●	capability to establish and maintain partnerships with industry customers;
●	technology infrastructure and data analytics capabilities;
●	scope and quality of our solution offerings;
●	industry-specific know-how and operational experience;
●	geographical coverage; and
●	and brand recognition.

Intellectual Property

We regard our trademarks, domain names, know-how, proprietary technologies and other similar intellectual properties as critical to our success, and we rely on trademark and trade secret laws and confidentiality and non-compete agreements with our employees and others to protect our proprietary rights. As of the date of this annual report, we hold or otherwise have legal right to use 52 registered copyrights for software and 54 registered trademarks in China.

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

Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business and operations in China or Hong Kong.

China

Regulations Relating to Foreign Investment

Special Management Measures (Negative List) for the Access of Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, or the Guidance Catalog, which was promulgated and is amended from time to time by the Ministry of Commerce, or MOFCOM, and the National Development and Reform Commission, or the NDRC. Industries not listed in the catalog are generally deemed as falling into a fourth category “permitted” unless specifically restricted by other PRC laws. In addition, in December 2021, MOFCOM and the NDRC promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List (2021 version), which became effective on January 1, 2021 to amend the Guidance Catalog. The latest version of the Negative List was promulgated on September 6, 2024 and became effective on November 1, 2024, or the Negative List (2024 version). Foreign investment in value-added telecommunications services (except for e-commerce, domestic multiparty communication store and forward service and call center) falls within the Negative List. As a result, foreign investors can only conduct investment activities through equity or contractual joint ventures with certain shareholding requirements and approvals from competent authorities. PRC partners are required to hold the majority interests in the joint ventures and approval from MOFCOM and the Ministry of Industry and Information Technology, or MIIT, for the incorporation of the joint ventures and the business operations. The Negative List (2024 version) further provides that where a domestic enterprise engaged in the business in the prohibited category seeks to issue and list its shares overseas, it shall complete an examination process and obtain approval from the relevant competent authorities of the State Council.

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

In March 2009, MIIT issued the Administrative Measures for Telecommunications Business Operating Permit, or the Telecom Permit Measures, which was implemented in 2009 and most recently amended in 2017. Pursuant to the Telecom Permit Measures, the operation scope of the value-added telecommunications business operating license, or the VATS license, shall detail the permitted activities of the enterprise to which it is granted. An approved telecommunications services operator shall conduct its business in accordance with the specifications recorded on its VATS License. The VATS Licenses can be further categorized based on the specific business operations permitted to be carried out under such licenses, including among others, the VATS Licenses for internet information services, or the ICP License, and the VATS License for electronic data interchange business, or the EDI License. In addition, a VATS License holder is required to obtain approval from the original permit-issuing authority prior to any change to its shareholders, business scope or other information recorded on such license. In February 2015, the State Council issued the Decisions on Cancelling and Adjusting a Batch of Administrative Approval Items, which, among others, replaced the pre-registration approval requirement for telecommunications business with post-registration approval requirement.

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

Food Operation Permit

China has adopted a licensing system for food supply operations under the Food Safety Law and its implementation rules. The Administrative Measures on Food Operation Licensing and Filing was promulgated by the State Administration for Market Regulation and took effect on December 1, 2023. Entities or individuals that intend to engage in food production, food distribution or food service businesses must obtain licenses or permits for such businesses. However, a permit is not required for the sales of edible agricultural products and pre-prepacked food. In case where only pre-packaged food is sold, a filing shall be made with the local administration for market regulation department at or above the county level for the record.

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

On November 14, 2021, the CAC published for public comment the Regulations on Network Data Security Management (Draft for Comments), or the Draft Network Data Security Regulations, which applies to activities relating to the use of networks to carry out data processing activities within the territory of the PRC. In accordance with the Draft Network Data Security Regulations, data processors shall apply for a cybersecurity review for overseas listing of data processors which process over one million users’ personal information. In addition, the Draft Regulations also require that data processors processing important data or going public overseas shall conduct an annual data security self-assessment or entrust a data security service institution to do so, and submit the data security assessment report for the previous year to the local branch of the CAC before January 31 each year. The enacted version of the Regulations on Network Data Security was promulgated in September 2024 and came into force as from January 1, 2025. The enacted version required that if a network data processor carries out network data processing activities that affects or may affect national security, it shall undergo a national security review in accordance with relevant state regulations, and emphasized special protection of important data. Important data refers to data in a specific field, a specific group, a specific region, or of a certain precision and scale, which, once tampered with, damaged, leaked, or illegally accessed or illegally utilized, may directly jeopardize national security, economic operation, social stability, public health and safety.

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

Patent

According to the PRC Patent Law (revised in 2020), the patent administrative department under the State Council shall be responsible for administration of patent matters nationwide. The patent administration departments of provincial, autonomous region or municipal governments are responsible for administering patent law within their respective jurisdictions. The Chinese patent system adopts a first-to-file principle, which means that when more than one person files different patent applications for the same invention, only the person who files the application first is entitled to obtain a patent of the invention. Patents in China fall into three categories: invention, utility model and design. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness and practicability. A patent is valid for twenty years in the case of an invention, ten years in the case of utility models and fifteen years in the case of designs. The PRC Patent Law was recently amended on October 17, 2020 and came into effect on June 1, 2021 and its implementation rules was recently amended on December 11, 2023. The PRC Patent Law was recently amended on October 17, 2020 and came into effect on June 1, 2021.

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

On December 25, 2024, the Law on Value-Added Tax of the People’s Republic of China (the “VAT Law”) has been promulgated and will take effect as from January 1, 2026. The VAT Law has refined, improved and adjusted relevant provisions on value-added tax on the basis of keeping the current tax framework and the tax burden generally unchanged.

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

On January 12, 2017, the People’s Bank of China, or the PBOC, promulgated the Notice of the People’s Bank of China on Full-coverage Macro-prudent Management of Cross-border Financing, or PBOC Circular 9, which sets forth an upper limit for PRC entities, including foreign-invested enterprises and domestic enterprises, regarding their foreign debts. Pursuant to PBOC Circular 9, the limit of foreign debts for enterprises shall be calculated based on the following formula: the limit of foreign debt, or the Net Assets Limit = net assets * cross-border financing leverage ratio * macro-prudent regulation parameter. “Net assets” is calculated as the net assets value stated in the relevant entity’s latest audited financial statement. The cross-border financing leverage ratio for enterprises is two. The macro-prudent regulation parameter is one. PBOC Circular 9 does not supersede the Interim Provisions on the Management of Foreign Debts, but rather serves as a supplement to it. In addition, according to PBOC Circular 9, a foreign loan must be filed with SAFE through the online filing system of SAFE after the loan agreement is signed and at least three business days prior to the borrower withdraws any amount from such foreign loan. On March 11, 2020, the PBOC and SAFE promulgated the Adjustment of Full-coverage Macro-prudent Management of Cross-border Financing, which adjusted the macro-prudent regulation parameter to 1.25. On January 7, 2021,the macro-prudent regulation parameter was lowered back to 1. On January 13, 2025, the macro-prudent regulation parameter has been increased to 1.75.

Regulations on Dividend Distribution

The principal laws, rules and regulations governing dividend distribution by foreign-invested enterprises in the PRC are the Company Law of the PRC, as latest amended in 2023 and took effective from on July 1, 2024, the Foreign Investment Law and its implementation regulations. Under these laws, rules and regulations, foreign-invested enterprises may pay dividends only out of their accumulated profit, if any, as determined in accordance with PRC accounting standards and regulations. Under the current regulatory regime in the PRC, foreign-invested enterprises in the PRC may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Hong Kong

Regulation Relating to Business Registration

The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) requires every person carrying on any business in Hong Kong to make an application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business, unless it is exempt under the Business Registration Ordinance. The Commissioner of Inland Revenue must register each business for which a business registration application is made and as soon as practicable after the prescribed business registration fee and levy are paid and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch, as the case may be.

Regulation Relating to Employment and Labor Protection

Employment Ordinance (Chapter 57 of the Laws of Hong Kong)

The Employment Ordinance (Chapter 57 of the Laws of Hong Kong), or the EO, is an ordinance enacted for, amongst other things, the protection of the wages of employees and the regulation of the general conditions of employment and employment agencies. Under the EO, an employee is generally entitled to, amongst other things, notice of termination of his or her employment contract; payment in lieu of notice; maternity protection in the case of a pregnant employee; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; statutory holidays or alternative holidays; and paid annual leave of up to 14 days depending on the period of employment.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), or the ECO, is an ordinance enacted for the purpose of providing for the payment of compensation to employees injured in the course of employment. As stipulated by the ECO, no employer shall employ any employee in any employment unless there is in force in relation to such employee a policy of insurance issued by an insurer for an amount not less than the applicable amount specified in the Fourth Schedule of the ECO in respect of the liability of the employer. According to the Fourth Schedule of the ECO, the insured amount shall be not less than HK$100,000,000 (approximately $12,900,000) per event if a company has no more than 200 employees. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine of HK$100,000 (approximately $12,900) and imprisonment for two years. An employer who has taken out an insurance policy under the ECO is required to display a prescribed notice of insurance in a conspicuous place on each of its premises where any employee is employed. Any employer who, without reasonable cause, contravenes this requirement commits a criminal offence and is liable on conviction to a fine of HK$10,000 (approximately $1,290).

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong)

The Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong), or the MPFSO, is an ordinance enacted for the purposes of providing for the establishment of non-governmental mandatory provident fund schemes, or the MPF Schemes. The MPFSO requires every employer of an employee (other than exempt persons) of 18 years of age or above but under 65 years of age to take all practical steps to ensure the employee becomes a member of a registered MPF Scheme. Subject to the minimum and maximum relevant income levels, it is mandatory for both employers and their employees to contribute 5% of the employee’s relevant income to the MPF Scheme. For a monthly-paid employee, the maximum relevant income level is HK$30,000 (approximately $3,870) per month and the maximum amount of contribution payable by the employer to the MPF Scheme is HK$1,500 (approximately $193). Any employer who, without reasonable cause, contravenes this requirement commits a criminal offence and is liable on conviction to a fine of HK$350,000 (approximately $45,200) and imprisonment for three years, and to a daily penalty of HK$500 (approximately $65) for each day on which the offence is continued. As of the date of this Report, we believe that we have made all contributions required under the MPFSO.

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong)

The Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong), or the MWO, provides for a prescribed minimum hourly wage rate (currently at HK$40.0 per hour) during the wage period for every employee engaged under a contract of employment under the EO. Any provision of the employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employee by the MWO is void.

Regulations Related to Hong Kong Taxation

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong)

Under the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong), where an employer commences to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than three months after the date of commencement of such employment. Where an employer ceases or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than one month before such individual ceases to be employed in Hong Kong.

Tax on Dividends

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by the Company.

Capital Gains and Profit Tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of property. However, trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong, where such gains are derived from or arise in Hong Kong, will be subject to Hong Kong profits tax, which is currently imposed at the rate of 16.5% on corporations. A two-tiered profits tax rates regime applies: 8.25% for corporation on the first HK$2 million (approximately $258,000) of assessable profit, and 16.5% for corporation on the remainder of assessable profits. The application of the two-tiered rates is restricted to only one nominated enterprise among connected entities.

Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong)

Under the Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong), the Hong Kong stamp duty, currently charged at the ad valorem rate of 0.1% on the higher of the consideration for or the market value of the shares, will be payable by the purchaser on every purchase and by the seller on every sale of Hong Kong shares (in other words, a total of 0.2% is currently payable on a typical sale and purchase transaction of Hong Kong shares). In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of Hong Kong shares. Where one of the parties is a resident outside Hong Kong and does not pay the ad valorem duty due by it, the duty not paid will be assessed on the instrument of transfer (if any) and will be payable by the transferee. If no stamp duty is paid on or before the due date, a penalty of up to ten times the duty payable may be imposed.

Regulations Related to Anti-Money Laundering and Counter-Terrorist Financing

Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong)

The Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong), or the AMLO imposes requirements relating to client due diligence and record-keeping and provides regulatory authorities with the powers to supervise compliance with the requirements under the AMLO. In addition, the regulatory authorities are empowered to (i) ensure that proper safeguards exist to prevent contravention of specified provisions in the AMLO; and (ii) mitigate money laundering and terrorist financing risks.

Drug Trafficking (Recovery of Proceeds) Ordinance (Chapter 405 of the Laws of Hong Kong)

The Drug Trafficking (Recovery of Proceeds) Ordinance (Chapter 405 of the Laws of Hong Kong), or the DTROPO, contains provisions for the investigation of assets suspected to be derived from drug trafficking activities, the freezing of assets on arrest and the confiscation of the proceeds from drug trafficking activities. It is an offence under the DTROPO if a person deals with any property knowing, or having reasonable grounds to believe, it to be the proceeds from drug trafficking. The DTROPO requires a person to report to an authorized officer if he/she knows or suspects that any property (directly or indirectly) is the proceeds from drug trafficking or is intended to be used or was used in connection with drug trafficking, and failure to make such disclosure constitutes an offence under the DTROPO.

Organized and Serious Crimes Ordinance (Chapter 455 of the Laws of Hong Kong)

The Organized and Serious Crimes Ordinance (Chapter 455 of the Laws of Hong Kong), or the OSCO, empowers officers of the Hong Kong Police Force and the Hong Kong Customs and Excise Department to investigate organized crime and triad activities, and it gives the Hong Kong courts jurisdiction to confiscate the proceeds from organized and serious crimes, to issue restraint orders and charging orders in relation to the property of defendants of specified offences. The OSCO extends the money laundering offence to cover the proceeds of all indictable offences in addition to drug trafficking.

United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong)

The United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong), or the UNATMO, provides that it is a criminal offence to: (i) provide or collect funds (by any means, directly or indirectly) with the intention or knowledge that the funds will be used to commit, in whole or in part, one or more terrorist acts; or (ii) make any funds or financial (or related) services available, directly or indirectly, to or for the benefit of a person knowing that, or being reckless as to whether, such person is a terrorist or terrorist associate. The UNATMO also requires a person to report his knowledge or suspicion of terrorist property to an authorized officer, and failure to make such disclosure constitutes an offence under the UNATMO.

C.Organizational Structure

The following diagram illustrates our simplified corporate structure, including our principal subsidiaries, the VIE and its subsidiaries, as of the date of this annual report:

(1)	The remaining 9.9% of the ownership interests of Quhuo International is owned by Mr. Bo Liang, the general manager of Quhuo International.
(2)	The shareholders of Beijing Quhuo include Ms. Peilin Yu, sister of Mr. Leslie Yu, Mr. Shuyi Yang, Mr. Zhen Ba, Ningbo Maiken Investment Management LLP and Mr. Tongtong Li, holding approximately 25.7264%, 24.9784%, 9.6547%, 38.8250% and 0.8154% of the equity interests of the VIE, respectively.
(3)	The remaining 30% of the equity interests of Nantong Runda Marketing Planning Co., Ltd. is owned by two independent individuals.
(4)	The remaining 49% of the equity interests of Jiangxi Youke Automobile Rental Service Co., Ltd. is owned by an independent individual.

(5)	The remaining 45% of the equity interest of Haikou Chengtu Network Technology Co., Ltd. is owned by three independent third parties.

The following table sets out the details of our subsidiaries and the affiliated entities that are significant to us.

Subsidiaries	Place of Incorporation
Quhuo Investment Limited	BVI
Quhuo Technology Investment (Hong Kong) Limited	Hong Kong
Quhuo (Hong Kong) Auto Limited	Hong Kong
Carnuxt Global Ltd	Cayman Islands
Quhuo International Trade (HK) Limited	Hong Kong
Beijing Quhuo Information Technology Co., Ltd.	PRC

Affiliated Entities	Place of Incorporation
Beijing Quhuo Technology Co., Ltd.	PRC
Shanghai Quhuo Network Technology Co., Ltd.	PRC
Ningbo Xinying Network Technology Co., Ltd.	PRC
Nantong Runda Marketing Planning Co., Ltd.	PRC
Shanghai Yijida Network Technology Co., Ltd.	PRC
Ningbo Dagong Network Technology Co., Ltd.	PRC
Jiangxi Youke Automobile Rental Service Co., Ltd.	PRC
Haikou Chengtu Network Technology Co., Ltd	PRC
Lailai Information Technology (Shenzhen) Co., Ltd.	PRC
Hainan Xinying Technology Co., Ltd.	PRC
Hainan Quhuo Technology Co., Ltd.	PRC
Hainan Quxing Holdings Co., Ltd.	PRC

Our Contractual Arrangements

Current PRC laws and regulations impose restrictions or prohibitions on foreign ownership and investment in companies that engage in value-added telecommunications services. Quhuo Limited is a company registered in the Cayman Islands, and Quhuo Information, its PRC subsidiary, is a foreign-invested enterprise under PRC laws. We conduct our business in China through Beijing Quhuo, the VIE, and its subsidiaries, or collectively the affiliated entities, in China, and may in the future commence or acquire businesses that are subject to the restrictions with respect to value-added telecommunications services. We have entered into a series of contractual arrangements, through Quhuo Information, with the VIE and its registered shareholders to direct the activities of the affiliated entities that most significantly impact their economic performance, through which we conduct our business.

Through the VIE agreements, the shareholders of the VIE effectively assigned all of their voting rights underlying their respective equity interest in the VIE to us, which enabled us to direct the activities of the VIE that most significantly impact its economic performance, and we, through Quhuo Information, have the right to receive economic benefits from the VIE that could potentially be significant to the VIE and have the obligation to absorb losses of the VIE that could potentially be significant to the VIE.

As a result of our direct ownership in Quhuo Information and the contractual arrangements with the VIE, we are considered the primary beneficiary of the VIE and consolidate the VIE as required by ASC Topic 810, Consolidation.

The following is a summary of the currently effective contractual arrangements by and among Quhuo Information, the VIE and its shareholders.

Power of Attorney. Pursuant to the power of attorney dated as of August 23, 2019 executed and issued by the VIE’s shareholders and amended and restated on April 25, 2023, each of them irrevocably appointed and authorized Quhuo Information or its designee(s) to act on their respective behalf as exclusive agent and attorney-in-fact, to the extent permitted by PRC law, with respect to all rights of shareholders concerning all the equity interest held by each of these shareholders in the VIE, including but not limited to the power to vote on its behalf on all matters of the VIE requiring shareholder approval under PRC laws and regulations and the articles of association of the VIE, rights to information relating to all business aspects of the VIE, proposing to convene or attend shareholder meetings, signing the resolutions and minutes of such meetings, exercising all the other rights as shareholders, such as nomination rights, appointment rights, the right to receive dividends and the right to sell, transfer, pledge or dispose of all the equity held in part or in whole.

Equity Interest Pledge Agreements. Under each of the equity interest pledge agreements dated as of August 23, 2019 and April 25, 2023 respectively entered into by and among Quhuo Information, the VIE and each of its shareholders, each of the VIE’s shareholders will pledge all of their equity interests in the VIE to Quhuo Information as security and guarantee on performance of the respective obligations of the VIE and each of its shareholders under the exclusive call option agreement, the exclusive business cooperation agreement and the power of attorney. If any of the VIE or its shareholders breach their contractual obligations under those agreements, Quhuo Information, as the pledgee, will be entitled to certain rights, including enforcing the pledge immediately. Quhuo Information may transfer all or any of its rights and obligations under any of the equity interest pledge agreements to its designee(s) any time after notifying the VIE and the signing shareholder. This pledge has become effective since the date the pledged equity interests were registered with the competent administration for industry and commerce and will remain in effect until the fulfillment of all the obligations under the exclusive call option agreement, the exclusive business cooperation agreement and the power of attorney.

Letters of Shareholder Undertaking, Letters of Spousal Undertakings and Letter of Confirmation. Pursuant to each of the letters of shareholder undertaking dated as of August 23, 2019 and April 25, 2023 respectively executed and provided by each of the individual shareholders of the VIE, each of the letters of spousal undertakings dated as of as of August 23, 2019 and April 25, 2023 respectively executed and provided by each of the spouse of the VIE’s individual shareholders and a letter of confirmation dated as of August 23, 2019 and April 25, 2023 respectively executed and issued by Mr. Leslie Yu in favor of us, each of the individual shareholders and the spouse of such shareholders, among others, (1) confirmed the duly authorization and validity of and the arrangements under the exclusive call option agreement, the exclusive business cooperation agreement, the equity interest pledge agreements and the power of attorney, (2) unconditionally and irrevocably agreed that the in the event of their deaths, incapacity or other circumstances under which they no longer have the ability to perform their obligations under the agreements described herein, their respective equity interests in the VIE together with all interests attached thereto will be transferred, free of charge and without any condition, to Quhuo Information or its designee(s) to the extent permitted by PRC laws; and (3) confirmed that the respective equity interests of the VIE’s shareholders in the VIE are exclusive and personal assets of such shareholders, instead of common assets jointly owned with their respective spouse, and agreed to be subject to the obligations and arrangements under the agreements described herein in the event any equity interest in the VIE will be held by the respective spouse of such shareholders.

Exclusive Business Cooperation Agreement. Pursuant to the exclusive business cooperation agreement dated as of August 23, 2019 entered into by and between Quhuo Information and the VIE, Quhuo Information has the exclusive right, during the term of the exclusive business cooperation agreement to provide or designate any third-party to provide, among others, comprehensive business support, technological support, and relevant consulting services, the scope of which is to be determined by Quhuo Information from time to time. Quhuo Information owns the exclusive intellectual property rights created as a result of the performance of this agreement. In exchange, the VIE and its subsidiaries pay service fees to Quhuo Information at the time and in an amount to be determined by Quhuo Information in its sole discretion. This agreement shall remain effective for ten years from the execution date and may be extended by Quhuo Information at its sole discretion.

Exclusive Call Option Agreement. Under the exclusive call option agreement dated as of August 23, 2019 entered into by and between Quhuo Information, the VIE and its shareholders and amended and restated on April 25, 2023, each of the shareholders of the VIE irrevocably granted Quhuo Information or its designated representatives an exclusive right to purchase, to the extent permitted by the PRC laws and regulations and at the sole discretion of Quhuo Information all or any part of their equity interests in the VIE at a purchase price equal to the lowest price permissible under the PRC laws and regulations. The shareholders of the VIE shall also promptly give all considerations they received from the exercise of the options to Quhuo Information or its designee(s). Quhuo Information or its designated representatives have sole discretion as to when to exercise such options, either in part or in full. Without prior written consent of Quhuo Information, the VIE’s shareholders shall not, among others, sell, transfer, mortgage, create any pledge or encumbrance on or otherwise dispose their equity interests in the VIE. The term of this agreement is ten years and may be extended at Quhuo Information’s sole discretion until the entire equity interests in the VIE transferred to Quhuo Information or its designee(s).

In the opinion of Yuan Tai Law Offices, our PRC legal counsel, the ownership structures of the VIE and Quhuo Information currently do not result in any violation of applicable PRC laws and regulations currently in effect; and the contractual arrangements between Quhuo Information, the VIE and its shareholders governed by PRC law currently are valid and legally binding on each party thereto and enforceable in accordance with the terms thereof, subject as to enforceability to applicable bankruptcy, insolvency, moratorium, reorganization and similar laws affecting creditors’ rights generally, the discretion of relevant governmental authorities in exercising their authority in connection with the interpretation and implementation thereof, and the application of relevant PRC laws and policies thereto, and to general equity principles.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Our PRC legal counsel has also advised us that the PRC regulatory authorities may take a view that is contrary to or otherwise different from the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIE is found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure-The PRC government may find that the contractual arrangements that establish our corporate structure for operating our business do not comply with applicable PRC laws and regulations, which could cause significant disruption to our business operations or our inability to assert contractual control over the assets of the VIE or its subsidiaries and our securities may decline in value or become worthless,” “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure-Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Enterprise Investment Law and how it may impact the viability of our current corporate structure, corporate governance, business, financial condition, results of operations and prospects” and “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-Uncertainties with respect to the PRC legal system could adversely affect us.”

Financial Support Undertaking Letters

We executed a financial support undertaking letter addressed to the VIE, pursuant to which we irrevocably undertake to provide unlimited financial support to the VIE to the extent permissible under the applicable PRC laws and regulations, regardless of whether the VIE has incurred an operational loss. The form of financial support includes but is not limited to cash, entrusted loans and borrowings. We will not request repayment of any outstanding loans or borrowings from the VIE if it or its shareholders do not have sufficient funds or are unable to repay such loans or borrowings. The financial support undertaking letter is effective from the date of the other agreements entered into among Quhuo Information, the VIE and its shareholders until the earlier of (1) the date on which all of the equity interests of the VIE have been acquired by us or our designated representative(s), and (2) the date on which we in our sole and absolute discretion unilaterally terminate the applicable financial support undertaking letter by giving 30-day prior written notice to the VIE.

We expect to provide financial support if and when required from proceeds from the issuance of equity or debt securities in the future.

D.Property, plants and equipment

Our principal executive offices are located in Beijing, China, where we lease premises of approximately 995 square meters, with a lease term of three years. As of December 31, 2024, we leased properties in other cities with an aggregate of nearly 2,800 square meters to support our business operations, with lease terms primarily ranging from one to two years.

We lease all of the facilities that we currently occupy, which we believe are adequate to meet our needs for the foreseeable future.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and related notes included in this annual report. This report contains forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information-D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.”

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

Our revenues were approximately RMB3,820.4 million, RMB3,702.4 million, and RMB 3,046.9million (US$417.4 million) in 2022, 2023 and 2024, respectively. We recorded net loss of approximately RMB16.4 million in 2022, and we recorded net income of approximately RMB6.0 million and RMB1.6 million (US$0.2 million) in 2023 and 2024, respectively. Excluding the effect of share-based compensation expenses, we recorded adjusted net income of approximately RMB3.3 million, RMB5.5 million, and RMB1.6 million (US$0.2 million) in 2022, 2023, and 2024 respectively. See “-Non-GAAP Financial Measures.”

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

Our ability to grow on-demand delivery solutions

We currently generate nearly all of our revenues from on-demand delivery solutions, and our ability to grow these solutions is critical to our results of operations and financial condition. Factors affecting the growth of our on-demand delivery solutions include the overall market demand for online ordering of prepared food, the competitiveness of our solutions in terms of service quality and pricing, our ability to maintain and increase our fee levels vis-à-vis industry customers, our strategic partnerships with industry customers, our relationships with workers on our platform, and our ability to increase the share of wallet from industry customers in the current geographical markets where we operate as well as our ability to expand into new geographical markets. Adverse changes in these factors will affect our ability to grow on-demand delivery solutions.

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

Our ability to attract, retain and manage workers cost-effectively

Our operational cost is affected by the number of workers on our platform and the amount of service fees we paid to workers and third-party labor service companies. Our continued growth depends in part on our ability to cost-effectively attract, retain and manage workers on our platform, especially our ability to cultivate a flexible workforce and deploy the same workers across different industry settings by having them serve multiple roles offered on our platform to optimize our operational costs. We have focused on offering better earning opportunities and career prospects and enhancing the bonds among our workers. Our ability to attract, retain and manage workers cost-effectively can be affected by a number of factors, including the quality of our training, the work-life support and services we provide, the attractiveness of the earning opportunities and career prospects we offer, and other macroeconomic, social and political factors that may affect labor cost, supply or migration.

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

The table below sets forth a reconciliation of the non-GAAP financial measures for the periods indicated:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
GAAP net (loss)/income	(16,414)	6,008	1,612	221
Reconciliation item:
Add:
Share-based compensation expenses, net of tax impact of nil	19,762	(495)	—	—
Non-GAAP adjusted net income	3,348	5,513	1,612	221
Add:
Income tax expense/(benefit)	21,002	(927)	(18,343)	(2,513)
Depreciation	7,513	5,316	4,508	618
Amortization	21,094	20,430	17,192	2,355
Interest expense	5,683	4,882	4,105	562
Non-GAAP adjusted EBITDA	58,640	35,214	9,074	1,243

Key Components of Our Results of Operations

Revenues

We generate revenues from on-demand delivery solutions, mobility service solutions and housekeeping solutions and other services. In 2022, 2023 and 2024, our total revenues were RMB3,820.4 million, RMB3,702.4 million and RMB3,046.9 million (US$417.4 million), respectively. The following table sets forth the breakdown of our total revenues, both in absolute amounts and as a percentage of total revenues, for the periods indicated.

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(RMB in thousands, except for percentages)
Revenues:
On-demand delivery solutions	3,638,729	95.3	3,412,802	92.2	2,828,483	387,501	92.8
Mobility service solutions	108,081	2.8	233,837	6.3	175,148	23,995	5.7
Housekeeping solutions	72,576	1.9	48,670	1.3	30,125	4,127	1.0
Others	992	0.0	7,078	0.2	13,115	1,797	0.5
Total revenues	3,820,378	100.0	3,702,387	100.0	3,046,711	417,420	100.0

On-demand delivery solutions

In 2022, 2023 and 2024, our revenues generated from on-demand delivery solutions were RMB3,638.7 million, RMB3,412.8 million and RMB2,828.5 million (US$387.5 million), representing 95.3%, 92.2% and 92.8% of our total revenues in the same periods, respectively. We derive revenue from service fees paid by industry customers based on the number of fulfilled orders, generally subject to monthly dynamic KPI-based adjustments, such as the timely delivery rate and complaint rate. Different industry customers may use different formulas to calculate such adjustments, which may change from time to time in line with their specific requirement and assessment of our services.

Mobility service solutions

Our mobility service solutions comprise ride-hailing solutions, shared-bike maintenance solutions, vehicle export solutions and freight service solutions. Our revenues generated from mobility solutions were RMB108.1 million, RMB233.8 million and RMB175.1 million (US$24.0 million) in 2022, 2023 and 2024, respectively. For shared-bike maintenance solutions, we derive revenue from service fees paid by bike-sharing companies based on service hours and/or the number of shared-bikes we transported and identified as malfunctioned. For ride-hailing solutions, we primarily derived revenue from rental fees under our car leasing agreements with drivers. For vehicle export solutions, we derive revenue from selling vehicles under our sales contracts with clients. For freight service solutions, we derive revenue from service fees paid by industry customers based on the number of transportation orders we fulfilled.

Housekeeping solutions

We launched our housekeeping solutions in January 2019, and continuously tapped into new industries to provide diversified, flexible earning opportunities for workers on our platform. We generated revenues of RMB72.6 million, RMB48.7 million and RMB30.1 million (US$4.1 million) from housekeeping solutions in 2022, 2023 and 2024, respectively. We primarily derived revenue from service fees paid by industry customers based on the number of fulfilled orders.

Cost of revenues

Our cost of revenues was RMB3,567.7 million, RMB3,535.8 million and RMB2,973.2 million (US$407.3 million) in 2022, 2023 and 2024, respectively. The following table sets forth the components of cost of revenues, both in absolute amount and as a percentage of our total revenues, for the periods indicated.

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Cost of revenues:
Service fees paid to workers and team leaders	3,187,567	83.5	3,029,775	81.8	2,550,845	349,464	83.7
Vehicle export expenses	—	—	151,856	4.1	100,588	13,781	3.3
Hiring expenses	137,066	3.6	117,964	3.2	114,763	15,722	3.8
Office and equipment expenses	88,258	2.3	92,171	2.5	75,191	10,301	2.5
Insurance expenses	88,669	2.3	83,405	2.3	85,964	11,777	2.8
Freight services costs	27,276	0.7	15,131	0.4	695	95	—
Car rental and maintenance expenses	10,195	0.3	13,788	0.4	18,414	2,523	0.6
Platform commissions	1,431	—	5,196	0.1	4,110	563	0.1
Others(1)	27,228	0.7	26,492	0.7	22,588	3,095	0.7
Total	3,567,690	93.4	3,535,778	95.5	2,973,158	407,321	97.5

(1)Represents depreciation and amortization, taxes and surcharges and other costs.

Service fees paid to workers and team leaders

We incurred service fees paid to workers and team leaders in relation to our on-demand delivery solutions, mobility service solutions and housekeeping and accommodation solutions and other services. Our service fees were RMB3,187.6 million, RMB3,029.8 million and RMB2,550.8 million (US$349.5 million) in 2022, 2023 and 2024, respectively.

Vehicle export expenses

Vehicle export expense related to cost of procurement, technical preparation and upgrades fees and exportation of vehicles paid to third-party companies. Our vehicle export expenses were RMB151.9 million and RMB100.6 million (US$13.8 million) in 2023 and 2024, respectively.

Hiring expenses

Hiring expenses related to service fees paid to third-party labor service companies and referral fees paid to existing workers on our platform. Our hiring expenses were RMB137.1 million, RMB118.0 million and RMB114.8 million (US$15.7 million) in 2022, 2023 and 2024, respectively.

Office and equipment expenses

Office and equipment expenses related to rental fees and property management fees in relation to our service stations and on-demand delivery supplies purchased for riders. Our office and equipment expenses were RMB88.3 million, RMB92.2 million and RMB75.2 million (US$10.3 million) in 2022, 2023 and 2024, respectively.

Insurance expenses

Insurance costs were incurred for purchasing relevant insurance policies for workers on our platform. Our insurance costs were RMB88.7 million, RMB83.4 million and RMB86.0 million (US$11.8 million) in 2022, 2023 and 2024, respectively.

Freight services costs

Freight services costs were related to our freight service solutions and primarily represented service fees paid to the fleets. Our freight services costs were RMB27.3 million, RMB15.1 million and RMB0.7 million (US$0.1 million) in 2022, 2023 and 2024, respectively. The significant decrease in costs in 2024 was due to discontinuation of the freight services in the second half of 2023.

Car rental and maintenance expenses

Car rental and maintenance expenses related to rental fees we paid to lessors for rented vehicles for our mobility service solutions and the depreciation expense and maintenance expense associated with the vehicles we owned. Our car rental and maintenance costs were RMB10.2 million, RMB13.8 million and RMB18.4 million (US$2.5 million) in 2022, 2023 and 2024, respectively.

Platform commissions

Platform commissions represented commission charges paid to B&B reservation platforms in relation to our accommodation services. Our platform commissions were RMB1.4 million, RMB5.2 million and RMB4.1 million (US$0.6 million) in 2022, 2023 and 2024, respectively.

Gross Profit

As a result of the foregoing, our gross profit was RMB252.7 million, RMB166.6 million and RMB73.7 million (US$10.1 million) in 2022, 2023 and 2024, respectively, and our gross profit margin was 6.6%, 4.5% and 2.4% in 2022, 2023 and 2024, respectively.

Operating Expenses

Our operating expenses consist of general and administrative expenses, research and development expenses, gain/(loss) on disposal of assets and goodwill impairment. The following table sets forth the components of operating expenses, in absolute amounts and as a percentage of our total revenues, for the periods indicated.

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating expenses:
General and administrative expenses	(213,592)	(5.6)	(184,336)	(5.0)	(148,627)	(20,362)	(4.9)
Research and development expenses	(12,540)	(0.3)	(12,378)	(0.3)	(10,690)	(1,465)	(0.4)
Gain on disposal of intangible assets	13,975	0.3	22,317	0.6	75,220	10,305	2.5
Goodwill impairment	(4,882)	(0.1)	—	—	—	—	—
Total operating expenses	(217,039)	(5.7)	(174,397)	(4.7)	(84,097)	(11,522)	(2.8)

General and administrative expenses

We recorded general and administrative expenses of RMB213.6 million, RMB184.3 million and RMB148.6 million (US$20.4 million) in 2022, 2023 and 2024, respectively. Our general and administrative expenses consist primarily of (1) salaries and benefits for our operational staff, (2) professional service fees, (3) share-based compensation expenses and (4) office expenses.

Research and development expenses

We recorded research and development expenses of RMB12.5 million, RMB12.4 million and RMB10.7 million (US$1.5 million) in 2022, 2023 and 2024, respectively. Our research and development expenses consist primarily of salaries and benefits for our research and development personnel. We believe that our continued investment in research and development is critical to our growth. As we seek to upgrade our technology infrastructure, including Quhuo+, to support our business growth, we remain committed to allocating resources to support our ongoing research and development.

Gain on disposal of intangible assets

We recorded gain on disposal of intangible assets of RMB14.0 million, RMB22.3 million and RMB75.2 million (US$10.3 million) in 2022, 2023 and 2024, respectively, which primarily related to the transfer of certain customer relationships to third parties by disposing of service stations in our on-demand delivery solutions.

Goodwill impairment

We recorded goodwill impairment of RMB4.9 million in 2022, which was primarily related to the businesses we acquired and the reduced service scope of our shared-bike maintenance solutions. We did not record goodwill impairment in 2023 and 2024.

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

Hong Kong

Our subsidiaries incorporated in Hong Kong are subject to Hong Kong profits tax of 16.5% on activities conducted in Hong Kong. In 2023, Quhuo International qualified for the requirements of two-tiered tax rates, and its first two million HK dollars of annual profit tax was eligible for a 8.25% reduction and profits above will be subject to a tax rate of 16.5%.

PRC

Quhuo Information, VIE and VIE’s subsidiaries in China are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the EIT Law, which became effective on January 1, 2008, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Some of our affiliated entities qualified for the requirements of small and micro-sized enterprise and enjoy preferential tax treatment, some of our affiliated entities registered in free trade port and engaged in substantial business in encouraged industries are entitled to preferential tax rate. Beijing Quhuo, a subsidiary of the VIE, was recognized as a high and new technology enterprise, or the HNTE, in 2020 and renewed in 2023, and thus is eligible for a preferential tax rate of 15% from 2020 to 2025.

Our revenues derived from the provision of on-demand delivery services are subject to value-added taxes, or VAT, of 6%; our revenues derived from the provision of shared-bike maintenance services are subject to VAT of 6% and 9%; and our revenues derived from the rental fees under our ride-hailing services prior to April 1, 2019 were subject to VAT of 16%, and are subject to VAT of 13% since then, less any deductible VAT we have already paid or borne. We are also subject to Surcharges on VAT payments in accordance with PRC law.

As a Cayman Islands holding company, Quhuo Limited may receive dividends from its PRC subsidiaries. The EIT Law and its implementing rules provide that dividends paid by a PRC entity to a nonresident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (1) it must be a company; (2) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (3) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In October 2019, the State Administration of Taxation promulgated the Administrative Measures for Nonresident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 35, which became effective on January 1, 2020. SAT Circular 35 provides that non-resident enterprises are not required to obtain preapproval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, nonresident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, collect and retain relevant materials for review in accordance with these measures and accept the follow-up examination of tax authorities. Accordingly, we may be able to benefit from the 5% withholding tax rate for the dividends received from our PRC subsidiary if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 35, if the relevant tax authorities consider the transactions or arrangements that we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

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

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands, except for share and per share data)
Revenues	3,820,378	3,702,387	3,046,871	417,420
Cost of revenues	(3,567,690)	(3,535,778)	(2,973,158)	(407,321)
General and administrative expenses	(213,592)	(184,336)	(148,627)	(20,362)
Research and development expenses	(12,540)	(12,378)	(10,690)	(1,465)
Gain on disposal of intangible assets	13,975	22,317	75,220	10,305
Goodwill impairment	(4,882)	—	—	—
Total operating expenses	(217,039)	(174,397)	(84,097)	(11,522)
Operating income/(loss)	35,649	(7,788)	(10,384)	(1,423)
Interest income	690	1,047	385	53
Interest expense	(5,683)	(4,882)	(4,105)	(562)
Other income/(expenses), net	(26,068)	16,704	(2,627)	(360)
Income/(loss) before income tax	4,588	5,081	(16,731)	(2,292)
Income tax (expense)/benefit	(21,002)	927	18,343	2,513
Net (loss)/income	(16,414)	6,008	1,612	221
Net (loss)/income attributable to non-controlling interests	3,284	(2,674)	1,093	150
Net income/(loss) attributable to ordinary shareholders of Quhuo Limited	(13,130)	3,334	2,705	371
Non-GAAP Financial Data(1)
Adjusted net income	3,348	5,513	1,612	221
Adjusted EBITDA	58,640	35,214	9,074	1,243

(1)See “-Non-GAAP Financial Measures.”

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenues

Our revenues decreased by 17.7% from RMB3,702.4 million in 2023 to RMB3,046.9 million (US$417.4 million) in 2024, primarily due to the following reasons.

Revenues from on-demand food delivery solutions were RMB2,828.5 million (US$387.5 million), compared with RMB3,412.8 million in 2023. The decrease was primarily due to optimization of our business by disposing several underperforming delivery sites, which led to a decrease in revenue scale.

Revenues from mobility service solutions were RMB175.1 million (US$24.0 million), compared with RMB233.8 million in 2023. The decrease was primarily due to the reduction in vehicles sold in our vehicle export solution business resulting from the military conflicts in the Middle East.

Revenues from housekeeping and accommodation solutions and other services were RMB43.2 million (US$5.9 million), compared with RMB55.7 million in 2023, primarily due to the decrease of housekeeping services for hotels due to our shift of focus to other businesses.

Cost of revenues

Our cost of revenues was RMB2,973.2 million (US$407.3 million), representing a year-over-year decrease of 15.9%, primarily due to the following reasons.

●	Service fees paid to workers and team leaders decreased by 15.8% from RMB3,029.8 million in 2023 to RMB2,550.8 million (US$349.5 million) in 2024, generally in line with the decrease in revenue from on-demand delivery solutions.
●	Vehicle export expenses decreased by 33.8% from RMB151.9 million in 2023 to RMB100.6 million (US$13.8 million) in 2024, primarily in line with the decrease in revenue from vehicle export solutions.
●	Office and equipment expenses decreased by 18.4% from RMB92.2 million in 2023 to RMB75.2 million (US$10.3 million) in 2024, primarily due to the decrease in our procurement of riders’ equipment in anticipation of the decrease in demand for our solutions.
●	Freight service costs were RMB 0.7 million (US$0.1 million) in 2024, compared with RMB15.1 million in 2023, representing a decrease of 94.3%, in line with the decrease in our revenue from freight services due to our discontinuation of the freight service solution business in the second half of 2023.

Operating expenses

General and administrative expenses

Our general and administrative expenses were RMB148.6 million (US$20.4 million) in 2024, representing a decrease of 19.4% from RMB184.3 million in 2023. This reduction was due to (1) a decrease in professional service fees from RMB66.7 million in 2023 to RMB37.2 million (US$5.1 million) in 2024, and (2) a decrease in welfare and business development expenses and office expenses from RMB38.6 million in 2023 to RMB28.4 million (US$3.9 million) in 2024. These savings reflect our expense control measures, including engaging more cost-effective service providers, eliminating unnecessary costs, and optimizing employee roles and responsibilities.

Research and development expenses

Our research and development expenses were RMB10.7 million (US$1.5 million) in 2024, representing a decrease of 13.7% from RMB12.4 million in 2023, primarily due to a lower average compensation level for our research and development personnel resulting from the restructuring of our R&D team.

Gain on disposal of intangible assets

We recorded gain on disposal of intangible assets, of RMB22.3 million and RMB75.2 million (US$10.3 million) in 2023 and 2024, respectively, primarily due to the transfer of certain non-current assets to third parties.

Operating income/(loss)

As a result of the foregoing, we recorded operating loss of RMB7.8 million and RMB10.4 million (US$1.4 million) in 2023 and 2024, respectively.

Interest expense

We recorded interest expense of RMB 4.9 million in 2023 and RMB4.1 million (US$0.6 million) in 2024, which represented interest on our short-term bank borrowings.

Other (loss)/income, net

We recorded other loss, net, of RMB2.6 million (US$0.4 million) in 2024, as compared to other income, net, of RMB16.7 million in 2023, primarily due to the fluctuation in the fair value of our investment in a mutual fund.

Income tax (expense)/benefit

We recorded income tax benefit RMB18.3 million (US$2.5 million) in 2024, as compared to RMB0.9 million in 2023, primarily due to the reversal of unrecognized tax benefit recognized in previous years that have passed the retroactive period.

Net (loss)/income

As a result of the foregoing, we had net income of RMB6.0 million in 2023 and net income of RMB1.6 million (US$0.2 million) in 2024.

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

Gain on disposal of intangible assets

We recorded gain on disposal of intangible assets, of RMB14.0 million and RMB22.3 million (US$3.1 million) in 2022 and 2023, respectively, in relation to the transfer of certain customer relationships related to our on-demand delivery solutions to third parties.

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

As of December 31, 2024 and 2023, we had approximately RMB63.2 million (US$8.7 million) and RMB45.2 million, respectively, in cash. Our cash consists primarily of cash and demand deposits. We believe that our current cash and cash equivalents, time deposits and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs from operations and other commitments for at least the next 12 months from the date of the issuance of the consolidated financial statements.

We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and financing activities. We may, however, require additional cash resources due to changing business conditions or other future developments, including acquisitions or investments we may decide to selectively pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to issue equity or debt securities or obtain credit facilities. The issue of additional equity securities, including convertible debt securities, would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

The following table sets forth a summary of our cash flows for the years indicated.

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Net cash generated from/(used in) operating activities	74,723	(97,282)	(14,738)	(2,019)
Net cash generated from investing activities	77,211	18,384	934	127
Net cash (used in)/generated from financing activities	(82,140)	24,221	32,418	4,442
Effect of exchange rate changes on cash and restricted cash	321	110	48	7
Net increase/(decrease) in cash and restricted cash	70,115	(54,567)	18,662	2,557
Cash and restricted cash at beginning of the year	30,908	101,023	46,456	6,364
Cash and restricted cash at end of the year	101,023	46,456	65,118	8,921

Operating activities

Net cash used in operating activities was RMB14.7 million (US$2.0 million) in 2024, primarily due to a net income of RMB1.6 million (US$0.2 million), adjusted for (1) certain non-cash items, mainly including gain on disposals of intangible assets, of RMB75.2 million (US$10.3 million) and amortization of RMB17.2 million (US$2.4 million), and (2) changes in certain working capital items that negatively impact the cash flow from operating activities, mainly including a decrease in account payable of RMB108.3 million (US$14.8 million), a decrease in accrued expenses and other current liabilities of RMB36.0 million (US$4.9 million), and an increase in other non-current liabilities of RMB8.2 million (US$1.1 million), partially offset by (3) changes in certain working capital items that positively impact the cash flow from operating activities, mainly including a decrease in accounts receivable of RMB179.9 million (US$24.6 million) and a decrease in other non-current assets of RMB16.7 million (US$2.3 million).

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

Investing activities

Net cash generated from investing activities was RMB0.9 million (US$0.1 million) in 2024, which was primarily attributable to proceeds from disposals of intangible assets of RMB5.8 million (US$0.8 million), partially offset by (1) other investment of RMB1.4 million (US$0.2 million) and (2) acquisitions of intangible assets of RMB 6.2 million (US$0.8 million).

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

Financing activities

Net cash generated from financing activities was RMB32.4 million (US$4.4 million) in 2024, which was primarily attributable to (1) proceeds from short-term loans of RMB593.3 million (US$81.3 million), and (2) repayments of long-term debt of RMB14.2 million (US$2.0 million), partially offset by repayments of short-term loans of RMB573.2 million (US$78.5 million).

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

Material Cash Requirements

Our material cash requirements as of December 31, 2024 and any subsequent interim period primarily include working capital needs, capital expenditures, operating lease obligations, and long-term and short-term debt.

Our capital expenditures were approximately RMB4.7 million, RMB0.1 million, and RMB0.9 million (US$0.1 million) in 2022, 2023 and 2024, respectively. Our capital expenditures were primarily used for the purchase of property and equipment, such as vehicles in connection with our ride-hailing solutions and electronic equipment. We will continue to make capital expenditures to meet the expected growth of our business.

The following table sets forth the details of our material cash requirements (other than capital expenditure) as of December 31, 2024.

	Payment due by
		Less	one –
		than	three
	Total	one year	years
		(RMB in thousands)
Operating lease commitments	4,453	2,818	1,635
Long-term debt	7,533	2,827	4,706
Short-term loans	110,021	110,021	—

Other than as shown above, we did not have any material capital and other commitments, long-term obligations, guarantees or other reasonably likely material cash requirements (even if not contractual and not recognized as liabilities) as of December 31, 2024.

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

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for 2024 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.Critical Accounting Estimate

The preparation of financial statements in conformity with U.S. GAAP requires our management to make estimates and assumptions that affect the reported amounts in our consolidated financial statements and accompanying footnotes. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the assets or liabilities in the future.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. The management determines there are no critical accounting estimates.

When reading our financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include revenue recognition. See “Note 2 — Summary of Significant Accounting Policies” to our financial statements for the disclosure of these accounting policies.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A Directors and Senior Management

The following table sets forth information regarding our directors and senior management as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Leslie Yu	50	Chairman of the Board of Directors, Director and Chief Executive Officer
Zhen Ba	45	Director, Vice President and Chief Financial Officer
Shan Li *	52	Director and Chief Human Resources Officer
Fan Pan	48	Chief Technology Officer
Jingchuan Li	52	Independent Director
Jing Zhou	50	Independent Director
Jie Jiao	44	Independent Director
*

Effective as of April 25, 2025, Gang Wang resigned as our director and Chief Operating Officer. Mr. Wang’s departure was not the result of any disagreement with management or the Board on any matter relating to the Company’s operations, policies or practices. Effective as of April 25, 2025, following the recommendation of the Nominating and Corporate Governance Committee of the Board, the Board appointed Shan Li to fill the vacancy of the Board. The Board also appointed Shan Li as the Chief Human Resources Officer of the Company.

Leslie Yu is our founder and has served as chairman of our board of directors since June 2019 and our chief executive officer since the inception of Beijing Quhuo in March 2012. Prior to founding our company, Mr. Yu served as general manager of Shanghai Origin Myway International Logistics Co., Ltd. from September 2010 to March 2012. Prior to that, Mr. Yu was a senior business manager at DHL Supply Chain (China) Co., Ltd., the third-party logistics unit of Deutsche Post DHL Group (DAX: DPW), from August 2005 to August 2010. Mr. Yu served as an operating manager at New Times International Transport Service Co., Ltd., a freight forwarding company based in Beijing, from January 2004 to July 2005. Mr. Yu started his career at United Biscuits (China) Co., Ltd. and served as a sales planning supervisor from August 1996 to July 1999. Mr. Yu received his bachelor’s degree in international economic law from Renmin University of China in 1996, and his master’s degree in business administration from Auckland Institute of Studies in 2002.

Zhen Ba is our co-founder and has served as our director since June 2019, our vice president in charge of business development since the inception of Beijing Quhuo in March 2012. Mr. Ba served as the director of sales for the region of North China at LF Logistics from 2010 to 2012 and our chief financial officer since July 2022. Mr. Ba was a project manager at DHL Supply Chain (China) Co., Ltd. from January 2005 to August 2010. Mr. Ba received his bachelor’s degree in English from China Foreign Affairs University (formerly known as Foreign Affairs College) in 2002 and his master’s degree in management from Lancaster University in 2003.

Shan Li has served as our director and Chief Human Resources Officer since April 2025, and the Chief Human Resources Officer of Beijing Quhuo since December 2019. In the role with Beijing Quhuo, she is responsible for human resources and administrative management, government relations, value-added business operations, the development of the company’s SOP system, and certain compliance and risk control functions. Prior to joining Beijing Quhuo Technology Co., Ltd., Ms. Li served as Senior Vice President of Leyou International Commercial Group Co., Ltd., a company specializing in maternity and baby products and services, from April 2010 to December 2019, where she oversaw the operations of multiple departments across the group and its subsidiaries. From October 2007 to April 2010, she was Senior Vice President of Beijing Changjiu Logistics Corp., an automotive logistics provider listed on the Shanghai Stock Exchange (SHA: 603569), where she managed several departments at both the group and subsidiary levels. From March 2005 to October 2007, Ms. Li served as the Vice President and Special Assistant to the Chairman of Zhongwang International Investment Group Co., Ltd., a diversified food company, where she was responsible for overseeing multiple departments across the group and facilitating operations. Earlier in her career, from June 1997 to March 2005, Ms. Li held various roles at Yili Industrial Group Co., Ltd., a dairy company listed on the Shanghai Stock Exchange (SHA: 600887), rising from Purchasing Specialist to Project Leader. Ms. Li received her Bachelor’s Degree in Food Science and Engineering from Inner Mongolia Agricultural University in 1997 and her EMBA from Tsinghua University in 2005.

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

Jie Jiao has served as our independent director since July 2020. Since June 2024, Ms. Jiao has served as the advisor of Play For Dream Inc., a technology company, where she previously served as the chief financial officer from June 2019 to June 2024 and was mainly responsible for capital markets operations, investment relations, financial management, and legal affairs. Ms. Jiao currently serves as an independent non-executive director of several publicly listed companies, including China Sunshine Paper Holdings Company Limited (HKEX: 2002) since January 2014, TradeGo FinTech Limited (HKEX: 8017) since September 2018, Palasino Holdings Limited (HKEX: 02536) since July 2024, EPI (Holdings) Limited (HKEX: 00689) since August 2024, Tianli Holdings Group Limited (HKEX: 0117) since December 2024, and LVGEM (China) Real Estate Investment Co., Ltd. (HKEX: 0095) since February 2025. She previously held independent non-executive director roles at China Index Holdings Limited (Nasdaq: CIH) from June 2019 to May 2022, MOG Holdings Limited (HKEX: 1942) from April 2020 to August 2024, and Strong Petrochemical Holdings Limited (HKEX: 0852) from October 2024 to January 2025. Earlier in her career, Ms. Jiao served as the chief financial officer at iClick Interactive Asia Group Limited (Nasdaq: ICLK) from June 2014 to December 2018 and vice president at ArtGo Holdings Limited (HKEX: 3313) from March 2012 to May 2014. From January 2010 to February 2012, Ms. Jiao served as the general counsel and head of the investor relationship department at Fang Holdings Limited (NYSE: SFUN), and from April 2007 to March 2010, she served as the board secretary of China Sunshine Paper Holdings Company Limited (HKEX: 2002). Ms. Jiao received her bachelor’s degree in law and economics from Peking University in 2003, and her master’s degree in law from Oxford University in 2005. Ms. Jiao is a Chartered Financial Analyst and obtained her PRC Legal Profession Qualification Certificate in 2010.

The business address of our directors and executive officers is: 3F, Building A, Xin’anmen, No.1 South Bank, Huihe South Street, Chaoyang District, Beijing, People’s Republic of China. No family relationship exists between any of our directors and executive officers.

B.Compensation

Compensation of Directors and Executive Officers

In the 2024 fiscal year, the aggregate cash compensation to directors and executive officers was approximately RMB4.0 million (US$0.6 million). This amount consisted only of cash and did not include any share-based compensation or benefits in kind. Each of our directors and officers is entitled to reimbursement for all necessary and reasonable expenses properly incurred in the course of employment or service. Our directors and officers participate in our share incentive plan. See “—Share Incentive Plan.” We do not pay or set aside any amounts for pension, retirement or other benefits for our directors and officers, except our contributions on behalf of our officers located in China to a government-mandated multi-employer defined contribution plan.

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

The following table sets forth information on restricted shares that we have awarded or have agreed to award as of December 31, 2024 pursuant to the 2019 Plan.

	Number of
	Class A
	Shares
	Ordinary
	underlying
	the awards
	awarded	Grant Date
Directors and Executive Officers
Leslie Yu	1,458,192	January 1, 2019
Zhen Ba	—
Gang Wang[1]	1,135,883	September 20, 2017, August 23, 2019 and April 19, 2021
Fan Pan	*	September 20, 2017 and August 23, 2019
Jingchuan Li	—	—
Jing Zhou	—	—
Jie Jiao	—	—
Total	9,502,550

*Less than 1% of our total outstanding shares on an as-converted basis.

1.Gang Wang served as our chief operating officer from September 2014 to April 2025, and our director from July 2022 to April, 2025.

C. Board Practices

Board of Directors

Our board of directors consists of six directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (a) such director, if his interest (whether direct or indirect) in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. Our directors may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and issue debentures, debenture share and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

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

D.Employees

As of December 31, 2022, 2023 and 2024, we had 495, 490, and 421 full-time employees, respectively. The following table sets forth the numbers of our full-time employees by functions as of December 31, 2024.

As of the
December 31,
2024
Information technology research and development	48
Operating	302
General and administrative	71
Total	421

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

E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of April 30, 2025 by:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own 5.0% or more of our ordinary shares.

The calculation in the table below is based on 896,950,139 ordinary shares outstanding as of April 30, 2025, including 890,653,509 Class A ordinary shares and 6,296,630 Class B ordinary shares.

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

See “—B. Compensation” for more details on options and restricted shares granted to our directors and executive officers.

			Percentage	Percentage
			of	of
	Class A	Class B	Beneficial	Aggregate
	Ordinary	Ordinary	Ownership	Voting
	Shares	Shares	†	Power ††
Directors and Executive Officers**
Leslie Yu(1)	1,458,192	6,296,630	*	77.3%
Zhen Ba(2)	2,363,030	—	*	*
Shan Li	—	—	—	—
Fan Pan	471,482	—	*	*
Jingchuan Li	—	—	—	—
Jing Zhou	—	—	—	—
Jie Jiao	—	—	—	—
Directors and executive officers as a group	4,292,704	6,296,630	1.2%	77.3%
Principal Shareholder(s)
LESYU Investments Limited(1)	—	6,296,630	6.1%	77.3%
*	Less than 1% of our total outstanding shares as of April 30, 2025.
**	The business address for our directors and executive officers is 3F, Building A, Xin’anmen, No. 1 South Bank, Huihe South Street, Chaoyang District, Beijing, People’s Republic of China.
†

For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding as of April 30, 2025.

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

To the best of our knowledge, as of April 30, 2025, a total of 508,730,049 Class A ordinary shares were held by one record holder in the United States, which is Deutsche Bank Trust Company Americas, the depositary of our ADS program, representing 56.7% of our total outstanding shares. None of our outstanding Class B ordinary shares is held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Contractual Arrangements with the VIE and its Shareholders

We, through Quhuo Information, entered into a series of contractual arrangements with the VIE and its shareholders. Through the VIE agreements, the shareholders of the VIE effectively assigned all of their voting rights underlying their respective equity interest in the VIE to us, which enabled us to direct the activities of the VIE that most significantly impact the VIE’s economic performance, and we, through Quhuo Information, have the right to receive economic benefits from the VIE that could potentially be significant to the VIE and have the obligation to absorb losses of the VIE that could potentially be significant to the VIE. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Our Contractual Arrangements.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices— Employment Agreements and Indemnification Agreements.”

Transaction with Hainan Huiliu

Hainan Huiliu Tianxia Network Technology Co., Ltd. (“Hainan Huiliu”), is a company controlled by a principal shareholder of VIE and is engaged in labor recruitment services. We received labor consulting service from Hainan Huiliu of approximately RMB63.5 million, RMB25.0 million, and RMB30.4 million (US$4.2 million) in 2022, 2023 and 2024, respectively. We had amounts due from Hainan Huiliu of approximately RMB0.3 million, and nil as of December 31, 2023 and 2024, respectively, representing service fees in relation to the labor consulting services we received from Hainan Huiliu, which we recorded as labor service income in other income.

Amounts due from Hainan Huiliu were unsecured, interest-free and have fixed terms of repayment.

Transaction with Shenyang Bokai

Shenyang Bokai Network Technology Co., Ltd. (“Shenyang Bokai”), is a company controlled by a manager of an affiliated entity, and is primarily engaged in labor recruitment services. We had amounts due from Shenyang Bokai of approximately nil and nil as of December 31, 2023 and 2024, respectively.

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

Quhuo Limited is a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us or of the VIE to pay cash dividend payments to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends paid by our PRC subsidiary to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.”

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

B.Memorandum and Articles of Association

The following are summaries of material provisions of our currently effective third amended and restated memorandum and articles of association and of the Companies Act (As Revised) of the Cayman Islands, which we refer to as the “Companies Act” below, insofar as they relate to the material terms of our ordinary shares. The summaries of our third amended and restated memorandum and articles of association do not purport to be complete and is qualified in its entirety by the third amended and restated memorandum and articles of association, a copy of which is attached hereto as Exhibit 1.1 and is incorporated herein by reference.

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

Inspection of books and records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our register of members or our corporate records (other than our memorandum and articles of association, our register of mortgages and charges and special resolutions passed by our shareholders). Under Cayman Islands law, the names of current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. See “Where You Can Find More Information.”

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

Exempted company. Quhuo Limited is an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are given for a period of up to 30 years);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

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

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (1) 75% in value of the shareholders or class of shareholders, as the case may be, or (2) a majority in number representing 75% in value of the creditors or each class of creditors, as the case may be, with whom the arrangement is to be made, that are, in each case, present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands.

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

Purchase Agreement with VG

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

Acquisition Agreements with Minority Shareholders

On July 1, 2024, we entered into the Acquisition Agreements with the Minority Shareholders of Quhuo International, our subsidiary incorporated under the laws of Hong Kong, pursuant to which we acquired an aggregate of 39.1% equity interest in Quhuo International on the terms and subject to the conditions set forth therein. The Company, the Minority Shareholders and Quhuo International proposed to consummate the Acquisition based on a discounted total equity value of Quhuo International of US$94 million. On the same day, we issued the Convertible Notes to some of the Minority Shareholders, which acquired an aggregate of 793,868,246 Class A ordinary shares upon conversion of the Convertible Notes on August 8, 2024.

We have not entered into any material contracts other than in the ordinary course of business and other than those described above, in “Item 4. Information on the Company” or “Item 7. Major Shareholders and Related Party Transactions” or elsewhere in this annual report on Form 20-F.

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

The determination of whether we will be or become a PFIC will depend upon (1) the composition of our income (which may differ from our historical results and current projections) and (2) the composition and characterization of our assets and the value of our assets from time to time, including, in particular, the value of our goodwill and other unbooked intangibles (which may depend upon the market value of the ADSs or ordinary shares from time to time and which has been and may continue to be volatile). Our PFIC status for any taxable year will generally be determined in part by reference to our market capitalization, which has fluctuated significantly during the fiscal year ended December 31, 2024. In addition, although the law in this regard is unclear, we treat the affiliated entities as being owned by us for U.S. federal income tax purposes, not only because we direct the activities of such entities that most significantly impact their economic performance, but also because we are entitled to substantially all of their economic benefits, and, as a result, we combine and consolidate their operating results in our consolidated financial statements. Assuming that we are the owner of the consolidated affiliated entities for U.S. federal income tax purposes, based upon the current and anticipated value of our assets, the composition of our income and assets and the projections as to the value of the ADSs and ordinary shares, we believe it is reasonable to take a position that we were not classified as a PFIC for the fiscal year ended December 31, 2024. Among other matters, if our market capitalization does not increase or continues to decline, we could be classified as a PFIC for the current or future fiscal years. It is also possible that the IRS may challenge our classification of our income or assets or the valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming classified as, a PFIC for the current or one or more future fiscal years.

The determination of whether we will be or become a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets and cash, including the proceeds from our recent offering. Under circumstances where we retain significant amounts of liquid assets, our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, we determine not to deploy significant amounts of cash for active purposes, or if the affiliated entities were not treated as owned by us for U.S. federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year ending December 31, 2025 or any future taxable year or that the IRS will not take a contrary position. If we were classified as a PFIC for any year during which a U.S. Holder held the ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held the ADSs or ordinary shares. The discussion below under “—Dividends” and “—Sale or other disposition of ADSs or ordinary shares” is written on the basis that we will not be classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply if we are classified as a PFIC for the current fiscal year or any subsequent fiscal year are discussed below under “—Passive foreign investment company rules.”

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

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on display

We have previously filed with the SEC our registration statement on Form F-1 (File Number 333-238941), as amended, a registration statement on Form F-3 (File Number 333-273087), as amended, a registration statement on Form F-3 (File Number 333-281997), and a prospectus under the Securities Act with respect to our ordinary shares represented by the ADSs. We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. We will furnish Deutsche Bank Trust Company Americas, the depositary of the ADSs, with all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us. We will, upon request, furnish our shareholders with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

I.Subsidiary Information

Not applicable.

J.Annual Reports to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to our short-term loan. The interest rate of a short-term loan was mainly based on the one-year People’s Bank of China (“PBOC”) benchmark interest rates and a pre-determined margin. A hypothetical 1% increase or decrease in annual interest rates would increase or decrease interest expense by approximately RMB1.1 million (US$0.2 million) per year based on the outstanding short-term loan balance as of December 31, 2024. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. For RMB against U.S. dollar, there was appreciation of approximately 8.2%, 2.9%, and 2.8% during the years ended December 31, 2022, 2023 and 2024, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

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

As of December 31, 2024, we had Renminbi-denominated cash and cash equivalents of approximately RMB65.1 million. We estimate that a 10% appreciation or depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2024 would result in a change of our holding U.S. dollar equivalents of approximately US$0.9 million for cash and cash equivalents.

Customer Concentration Risk

The top three customers accounted for 39%, 31% and 23% of total revenues during the year ended December 31, 2022, and 35%, 30%, and 25% of total revenues during the year ended December 31, 2023, and 35%, 35%, and 19% of total revenues during the year ended December 31, 2024. Three, three, and two suppliers each accounted for more than 10% of cost of revenues during the years ended December 31, 2022, 2023 and 2024 respectively.

Concentration of Credit Risk

Financial assets that potentially expose the Company to significant concentration of credit risk consist primarily of cash, accounts receivable, short-term investments and deposits. All of the Company’s cash and short-term investments were held at reputable financial institutions with high-credit ratings. In the event of bankruptcy of one of these financial institutions, we may not be able to claim its cash and demand deposits back in full. The Company continues to monitor the financial strength of the financial institutions. There has been no recent history of default in relation to these financial institutions. Accounts receivable and deposits, unsecured and denominated in Renminbi, derived from or held by industry customers are exposed to credit risk. We manage credit risk of accounts receivable through ongoing monitoring of the outstanding balances.

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

Fees and Other Payment Made by the Depositary to Us

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. For the fiscal year ended December 31, 2024, we did not receive reimbursement from the depositary.

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

As of the date of this annual report, we have used all of the net proceeds from our initial public offering to expand our business, fund potential strategic acquisitions and fund our working capital.

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

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of December 31, 2024, our internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm

Since we qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2024, this annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm.

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

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted our code of conduct and ethics, a code that applies to our members of the board of directors, including its chairman, and other senior officers, including the chief executive officer, the chief financial officer and the chief operations officer, and our employees. This code is publicly available on our website at https://ir.quhuo.cn/.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by EY and Marcum Asia, our prior and current independent registered public accounting firms, respectively, for the years indicated. Save as disclosed below, we did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	2023	2024

	(RMB in thousands)
Audit fees(1)
Marcum Asia CPAs LLP	3,692	2,920
Ernst & Young Hua Ming LLP	990	—
Tax fees(2)
(1)	“Audit fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditor for the audit or review of our annual financial statements or quarterly financial information and review of documents filed with the SEC.

(2)	“Tax fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance and tax planning.

Our audit committee is responsible for pre-approving all audit and non-audit services provided by EY and Marcum Asia and their respective affiliates.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

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

We have relied on and plan to continue to rely on home country practice with respect to our corporate governance, including:

●	we do not have a majority of independent directors serving on our board of directors;
●	we have elected to not have our compensation committee and nominating and corporate governance committee consist of entirely independent directors;
●	we may, but are not obliged to, hold a general meeting of shareholders each year as our annual general meeting; and
●	we are not required to obtain shareholder approval prior to a 20% Issuance (as defined under Nasdaq Listing Rule 5635(d)) at a price that is less than the Minimum Price (as defined under Nasdaq Listing Rule 5635(d)) for transactions other than public offerings.

See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Governance- As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices for corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance listing standards.” and “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Governance-We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have implemented an insider trading policy and procedures governing the purchase, sale, and/or other dispositions of our securities by directors, officers and employees, which are reasonably designed to promote compliance with insider trading laws, rules and regulations, and applicable Nasdaq listing standards (the “Insider Trading Policy”).

The foregoing description of the Insider Trading Policy does not purport to be complete and is qualified in its entirety by the terms and conditions of the Insider Trading Policy, a copy of which is attached hereto as Exhibit 11.2 and is incorporated herein by reference.

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

There were no cybersecurity incidents during the year ended December 31, 2024, that resulted in an interruption to our operations, known losses of any critical data or otherwise had a material impact on our strategy, financial condition or results of operations. However, the scope and impact of any future incident cannot be predicted. See “Item 3D—Risk Factors” for more information on how material cybersecurity attacks may impact our business.

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

1.1

Third Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 1.1 to our annual report on Form 20-F (file No. 001-39354) filed with the Securities and Exchange Commission on April 17, 2024).

2.1

Registrant’s specimen American depositary receipt (included in Exhibit 2.3) (incorporated herein by reference to Exhibit 2.1 to our annual report on Form 20-F (file No. 001-39354) filed with the Securities and Exchange Commission on May 17, 2021)

2.2

Registrant’s specimen certificate for Class A ordinary shares (incorporated herein by reference to Exhibit 4.1 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

2.3

Deposit agreement by and among the Registrant, the depositary and holders of the American Depositary Shares evidenced by American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit 2.3 to our annual report on Form 20-F (file No. 001-39354) filed with the Securities and Exchange Commission on May 17, 2021)

2.4

Description of Securities (incorporated herein by reference to Exhibit 4.1 to our registration statement on Form F-3 (file No. 333-281997) filed with the Securities and Exchange Commission on September 6, 2024)

4.1

English translation of Exclusive Business Cooperation Agreement dated August 23, 2019 among Beijing Quhuo Information Technology Co., Ltd., Beijing Quhuo Technology Co., Ltd. and other parties thereto (incorporated herein by reference to Exhibit 10.1 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.2

English translation of Equity Pledge Agreements dated August 23, 2019 among Beijing Quhuo Information Technology Co., Ltd., Beijing Quhuo Technology Co., Ltd. and Ms. Lili Sun (incorporated herein by reference to Exhibit 10.2 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.3

English translation of Equity Pledge Agreements dated August 23, 2019 among Beijing Quhuo Information Technology Co., Ltd., Beijing Quhuo Technology Co., Ltd. and Mr. Shuyi Yang (incorporated herein by reference to Exhibit 10.3 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.4

English translation of Equity Pledge Agreements dated August 23, 2019 among Beijing Quhuo Information Technology Co., Ltd., Beijing Quhuo Technology Co., Ltd. and Mr. Zhen Ba (incorporated herein by reference to Exhibit 10.4 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.5

English translation of Equity Pledge Agreements dated August 23, 2019 among Beijing Quhuo Information Technology Co., Ltd., Beijing Quhuo Technology Co., Ltd. and Mr. Tongtong Li (incorporated herein by reference to Exhibit 10.5 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.6

English translation of Equity Pledge Agreements dated August 23, 2019 among Beijing Quhuo Information Technology Co., Ltd., Beijing Quhuo Technology Co., Ltd. and Ningbo Maiken Investment Management LLP (incorporated herein by reference to Exhibit 10.6 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.7

English translation of Exclusive Call Option Agreement dated August 23, 2019 among the Beijing Quhuo Information Technology Co., Ltd., Beijing Quhuo Technology Co., Ltd. and other parties thereto (incorporated herein by reference to Exhibit 10.7 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.8

English translations of Powers of Attorney dated August 23, 2019 granted by shareholders of Beijing Quhuo Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.8 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.9

English translation of Shareholder Undertaking Letter dated August 23, 2019 granted by Mr. Leslie Yu and Ms. Lili Sun (incorporated herein by reference to Exhibit 10.9 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.10

English translation of Shareholder Undertaking Letter dated August 23, 2019 granted by Mr. Shuyi Yang (incorporated herein by reference to Exhibit 10.10 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.11

English translation of Shareholder Undertaking Letter dated August 23, 2019 granted by Mr. Zhen Ba (incorporated herein by reference to Exhibit 10.11 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.12

English translation of Shareholder Undertaking Letter dated August 23, 2019 granted by Mr. Tongtong Li (incorporated herein by reference to Exhibit 10.12 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.13

English translation of Confirmation Letter dated August 23, 2019 granted by Mr. Leslie Yu (incorporated herein by reference to Exhibit 10.13 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.14

English translations of Spousal Consent Letter granted by the spouse of Mr. Leslie Yu (incorporated herein by reference to Exhibit 10.14 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.15

English translations of Spousal Consent Letter granted by the spouse of Mr. Shuyi Yang (incorporated herein by reference to Exhibit 10.15 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.16

English translations of Spousal Consent Letter granted by the spouse of Mr. Zhen Ba (incorporated herein by reference to Exhibit 10.16 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.17

English translations of Spousal Consent Letter granted by the spouse of Mr. Tongtong Li (incorporated herein by reference to Exhibit 10.17 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.18

Financial Support Undertaking Letter issued by the Registrant to Beijing Quhuo Technology Co., Ltd., dated August 23, 2019 (incorporated herein by reference to Exhibit 10.18 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.19

English translation of Form of Delivery Services Agreement between the Registrant and Meituan (incorporated herein by reference to Exhibit 10.19 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.20

English translation of Form of Delivery Services Agreement between the Registrant and Ele.me (incorporated herein by reference to Exhibit 10.20 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.22*#	English translation of Form of Labor Contract between Beijing Quhuo Technology Co., Ltd. and the executive officers of the Registrant
4.23#

Share Incentive Plan (incorporated herein by reference to Exhibit 10.23 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.24#

Amended and Restated Securities Purchase Agreement, dated February 8, 2024, between Quhuo Limited and VG Master Fund SPC (incorporated herein by reference to Exhibit 10.1 to our current report on Form 6 - K/A filed with the Securities and Exchange Commission on February 8, 2024)

4.25

Acquisition Agreement by and among Quhuo Limited, Quhuo International Trade (HK) Limited and LIDA GLOBAL LIMITED dated July 1, 2024 (incorporated herein by reference to Exhibit 10.1 to our current report on Form 6-K filed with the Securities and Exchange Commission on July 2, 2024)

4.26

Acquisition Agreement by and among Quhuo Limited, Quhuo International Trade (HK) Limited, Longx Tech Limited, Highland Vision Holding LTD and Genan Tech Limited dated July 1, 2024 (incorporated herein by reference to Exhibit 10.2 to our current report on Form 6 -K filed with the Securities and Exchange Commission on July 2, 2024)

4.27	Form of Senior Convertible Promissory Note (incorporated herein by reference to Exhibit 10.3 to our current report on Form 6-K filed with the Securities and Exchange Commission on July 2, 2024
8.1*	List of subsidiaries and affiliated entities of the Registrant
11.1

Code of business conduct and ethics (incorporated herein by reference to Exhibit 99.1 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

11.2*	Insider Trading Policy
12.1*	CEO Certification pursuant to Rule 13a - 14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification pursuant to Rule 13a - 14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Yuan Tai Law Offices
15.2*	Consent of Marcum Asia CPAs LLP
15.3*	Consent of Watson Farley & Williams LLP
97

Compensation Recovery Policy of Quhuo Limited (incorporated herein by reference to Exhibit 97 to our annual report on Form 20-F (file No. 001-39354) filed with the Securities and Exchange Commission on April 17, 2024)

101.INS*	Inline XBRL Instance Document- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.
#	Indicates a management contract or any compensatory plan, contract or arrangement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QUHUO LIMITED

By:	/s/ Leslie Yu
Name:	Leslie Yu
Title:	Chief Executive Officer

Date: April 30, 2025

QUHUO LIMITED

Report of Independent Registered Public Accounting Firm (PCAOB ID 5395）

To the Shareholders and the Board of Directors of Quhuo Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Quhuo Limited (the “Company”) as of December 31, 2023 and 2024, the related consolidated statements of comprehensive (loss)/income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2022.

New York, New York

April 30, 2025

QUHUO LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
	Notes	2023	2024	2024
		RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents		45,185	63,202	8,659
Restricted cash		1,271	1,916	262
Short-term investments	6	68,378	—	—
Accounts receivable, net	7	475,992	295,713	40,513
Prepayments and other current assets	8	108,354	112,044	15,348
Amounts due from a related party	24	253	—	—
Total current assets		699,433	472,875	64,782
Non-current assets:
Property and equipment, net	9	14,635	8,847	1,212
Right-of-use assets, net	10	6,217	4,647	637
Intangible assets, net	11	82,818	57,985	7,944
Goodwill	12	65,481	65,481	8,971
Deferred tax assets	18	21,968	31,548	4,322
Other non-current assets	13	141,384	225,643	30,913
Total non-current assets		332,503	394,151	53,999
Total assets		1,031,936	867,026	118,781
LIABILITIES AND SHAREHOLDERS’ EQUITY:

Current liabilities (including current liabilities of the consolidated VIE without recourse to the primary beneficiary of RMB446,146 and RMB328,237(US$44,969) as of December 31, 2023 and 2024, respectively):

Accounts payable		254,099	145,777	19,971
Accrued expenses and other current liabilities	14	108,132	74,269	10,175
Short-term debt	15	92,653	112,848	15,460
Short-term lease liabilities	10	3,906	2,818	386
Amounts due to a related party	24	—	1,350	185
Total current liabilities		458,790	337,062	46,177

Non-current liabilities (including non-current liabilities of the consolidated VIE without recourse to the primary beneficiary of RMB68,140 and RMB69,292 (US$9,493) as of December 31, 2023 and 2024, respectively):

Long-term debt	15	7,533	4,706	645
Long-term lease liabilities	10	1,434	1,635	224
Deferred tax liabilities	18	4,689	599	82
Other non-current liabilities	16	54,212	62,408	8,550
Total non-current liabilities		67,868	69,348	9,501
Total liabilities		526,658	406,410	55,678
Commitments and contingencies	23	—	—	—

QUHUO LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
	Notes	2023	2024	2024
		RMB	RMB	US$
Shareholders’ equity:
Ordinary shares (US$0.0001 par value; 300,000,000 and 3,000,000,000 Class A ordinary shares authorized, 55,379,583 and 890,653,509 shares issued and outstanding as of December 31, 2023 and 2024, respectively; 6,296,630 and 6,296,630 Class B ordinary shares authorized, issued and outstanding as of December 31, 2023 and 2024, respectively; 193,703,370 and 890,653,509 shares (undesignated) authorized, nil and nil shares (undesignated) issued and outstanding as of December 31, 2023 and 2024, respectively)	20	43	615	84
Additional paid-in capital		1,885,142	1,839,482	252,008
Accumulated deficit		(1,376,530)	(1,373,825)	(188,214)
Accumulated other comprehensive loss		(2,466)	(1,550)	(212)
Total Quhuo Limited shareholders’ equity		506,189	464,722	63,666
Non-controlling interests		(911)	(4,106)	(563)
Total shareholders’ equity		505,278	460,616	63,103
Total liabilities and shareholders’ equity		1,031,936	867,026	118,781

The accompanying notes are an integral part of these consolidated financial statements.

QUHUO LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/Income

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		For the year ended December 31,
	Notes	2022	2023	2024	2024
		RMB	RMB	RMB	US$
Revenues	4	3,820,378	3,702,387	3,046,871	417,420
Cost of revenues		(3,567,690)	(3,535,778)	(2,973,158)	(407,321)
General and administrative		(213,592)	(184,336)	(148,627)	(20,362)
Research and development		(12,540)	(12,378)	(10,690)	(1,465)
Gain on disposal of intangible assets		13,975	22,317	75,220	10,305
Goodwill impairment		(4,882)	—	—	—
Total operating expenses		(217,039)	(174,397)	(84,097)	(11,522)
Operating income/(loss)		35,649	(7,788)	(10,384)	(1,423)
Interest income		690	1,047	385	53
Interest expense		(5,683)	(4,882)	(4,105)	(562)
Other (expense)/income, net		(26,068)	16,704	(2,627)	(360)
Income/(loss) before income tax		4,588	5,081	(16,731)	(2,292)
Income tax (expense)/benefit	18	(21,002)	927	18,343	2,513
Net (loss)/income		(16,414)	6,008	1,612	221
Net loss/(income) attributable to non-controlling interests		3,284	(2,674)	1,093	150
Net (loss)/income attributable to ordinary shareholders of Quhuo Limited		(13,130)	3,334	2,705	371
(Loss)/earnings per share:	21
Basic		(0.23)	0.06	0.01	0.00
Diluted		(0.23)	0.06	0.01	0.00
Shares used in (loss)/earnings per share computation:	21
Basic		56,007,723	55,534,919	416,025,918	416,025,918
Diluted		56,007,723	55,534,919	416,025,918	416,025,918

The accompanying notes are an integral part of these consolidated financial statements.

QUHUO LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		For the year ended December 31,
	Notes	2022	2023	2024	2024
		RMB	RMB	RMB	US$
Net (loss)/income:		(16,414)	6,008	1,612	221
Other comprehensive income:
Foreign currency translation adjustment		14,130	2,188	916	125
Comprehensive (loss)/income		(2,284)	8,196	2,528	346
Comprehensive loss/(income) attributable to non-controlling interests		3,284	(2,674)	1,093	150
Comprehensive income attributable to ordinary shareholders of Quhuo Limited		1,000	5,522	3,621	496

QUHUO LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	Number of				Accumulated
	outstanding		Additional		other	Quhuo Limited		Total
	ordinary	Ordinary	paid-in	Accumulated	comprehensive	shareholders’	Non-controlling	shareholders’
	shares	shares	capital	Deficit(1)	loss(2)	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2021	46,674,275	37	1,855,897	(1,366,734)	(18,259)	470,941	12,494	483,435
Net loss	—	—	—	(13,130)	—	(13,130)	(3,284)	(16,414)
Other comprehensive income	—	—	—	—	13,605	13,605	—	13,605
Acquisition of non-controlling interests (note 5)	9,000,000	6	10,999	—	—	11,005	(12,795)	(1,790)
Exercise of employee share options (note 17)	495,042	—	165	—	—	165	—	165
Cancellation of exercised options (note 17)	(1,233,027)	—	(1,186)	—	—	(1,186)	—	(1,186)
Share-based compensation (note 17)	—	—	19,762	—	—	19,762	—	19,762
Balance as of December 31, 2022	54,936,290	43	1,885,637	(1,379,864)	(4,654)	501,162	(3,585)	497,577
Net income	—	—	—	3,334	—	3,334	2,674	6,008
Other comprehensive income	—	—	—	—	2,188	2,188	—	2,188
Exercise of employee share options (note 17)	6,739,923	—	—	—	—	—	—	—
Share-based compensation (note 17)	—	—	(495)	—	—	(495)	—	(495)
Balance as of December 31, 2023	61,676,213	43	1,885,142	(1,376,530)	(2,466)	506,189	(911)	505,278
Net income/(loss)	—	—	—	2,705	—	2,705	(1,093)	1,612
Other comprehensive income	—	—	—	—	916	916	—	916
Share issued for securities purchase agreement (note 20)	41,405,680	3	14,237	—	—	14,240	—	14,240
Share issued for acquisition of Quhuo International’s non-controlling interest (note 19)	793,868,246	569	(59,897)	—	—	(59,328)	(2,102)	(61,430)
Balance as of December 31, 2024	896,950,139	615	1,839,482	(1,373,825)	(1,550)	464,722	(4,106)	460,616
Balance as of December 31, 2024 in US$		84	252,008	(188,214)	(212)	63,666	(563)	63,103
(1)	The Company’s entities incorporated in the Chinese mainland appropriated statutory surplus fund of RMB15,018 (US$2,057) for the year ended December 31, 2024.
(2)	Accumulative other comprehensive loss includes foreign currency translation adjustment for the years ended December 31, 2022, 2023 and 2024.

The accompanying notes are an integral part of these consolidated financial statements.

QUHUO LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		For the year ended December 31,
	Notes	2022	2023	2024	2024
		RMB	RMB	RMB	US$
Cash flows from operating activities
Net (loss)/income		(16,414)	6,008	1,612	221
Adjustments to reconcile net (loss)/income to net cash provided/(used in) by operating activities:
Depreciation		7,513	5,316	4,508	618
Amortization		21,094	20,430	17,192	2,355
Provision for/(recovery from) credit losses		2,539	(648)	5,935	814
Goodwill impairment		4,882	—	—	—
Deferred income taxes	18	(5,209)	(6,093)	(13,670)	(1,873)
Share-based compensation	17	19,762	(495)	—	—
Gain on disposals of intangible assets		(13,975)	(22,317)	(75,220)	(10,305)
Changes in fair value of short-term investments		41,845	(5,507)	6,308	864
Others		(318)	1,128	1,167	159
Changes in operating assets and liabilities:
Amounts due from a related party		—	3,623	253	35
Amounts due to related parties		(245)	—	1,350	185
Accounts receivable		13,098	19,701	179,900	24,646
Prepayments and other current assets		(5,929)	(42,379)	4,039	553
Other non-current assets		20,285	2,426	(16,699)	(2,288)
Accounts payable		(40,803)	(39,182)	(108,322)	(14,840)
Accrued expenses and other current liabilities		4,535	(24,605)	(36,026)	(4,936)
Right-of-use assets		2,402	(655)	1,570	216
Lease liabilities		(2,363)	961	(887)	(122)
Income taxes payable		5,847	(2,326)	4,057	556
Other non-current liabilities		16,177	(12,668)	8,195	1,123
Net cash provided by/(used in) operating activities		74,723	(97,282)	(14,738)	(2,019)
Cash flows from investing activities
Purchase of short-term investments		(1,549,680)	(70,010)	(530)	(73)
Proceeds from sales of short-term investments		1,616,728	72,510	530	73
Proceeds from disposal of short-term investments		5,582	1,419	863	118
Acquisitions of businesses, net of cash acquired	5	(5,010)	—	—	—
Purchase of property and equipment		(4,659)	(142)	(924)	(127)
Acquisitions of intangible assets		(8,089)	(32,684)	(6,181)	(847)
Proceeds from disposals of intangible assets		20,818	46,824	5,782	792
Other investing activities		1,521	467	1,394	191
Net cash provided by investing activities		77,211	18,384	934	127

QUHUO LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		For the year ended December 31,
	Notes	2022	2023	2024	2024
		RMB	RMB	RMB	US$
Cash flows from financing activities
Proceeds from short-term debt		473,486	271,463	593,333	81,286
Repayments of short-term debt		(552,510)	(246,544)	(573,232)	(78,532)
Repayments of long-term debt		(3,116)	(698)	(1,923)	(263)
Proceeds from issuance ordinary shares		—	—	14,240	1,951
Net cash (used in)/provided by financing activities		(82,140)	24,221	32,418	4,442
Effect of exchange rate changes on cash, cash equivalents and restricted cash		321	110	48	7
Net increase/(decrease) in cash, cash equivalents and restricted cash		70,115	(54,567)	18,662	2,557
Cash, cash equivalents and restricted cash, at the beginning of year		30,908	101,023	46,456	6,364
Cash, cash equivalents and restricted cash, at the end of year		101,023	46,456	65,118	8,921
Supplemental disclosures of cash flow information:
Interest paid		5,723	3,167	2,786	382
Income tax paid		4,188	2,807	428	59
Operating lease liabilities arising from obtaining right-of-use assets		5,539	4,970	4,235	580

The accompanying notes are an integral part of these consolidated financial statements.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.Organization, Consolidation and Principal Activities

Quhuo Limited (the “Company”, and where appropriate, the term “Company” also refers to its subsidiaries, variable interest entity, and subsidiaries of the variable interest entity as a whole) is an exempt company incorporated in the Cayman Islands with limited liability under the laws of the Cayman Islands on June 13, 2019. The Company, through its subsidiaries, variable interest entity, and subsidiaries of the variable interest entity, is principally engaged in providing end-to-end operational solutions to on-demand consumer service businesses in industries, including food and grocery delivery, bike-sharing, ride-hailing, housekeeping in the People’s Republic of China (the “PRC”). Quhuo Limited, is a holding company with no substantive operations of its own.

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

1.Organization, Consolidation and Principal Activities (continued)

As of December 31, 2024, the Company’s principal subsidiaries, VIE and subsidiaries of the VIE are as follows:

Percentage of
	Date of		direct or indirect
	incorporation/	Place of	ownership by the
Entity	acquisition	incorporation	Company	Principal activities
Subsidiaries of the Company
Quhuo Investment Limited (“Quhuo BVI”)	June 14, 2019	BVI	100%	Investment holding
Quhuo Technology Investment (Hong Kong) Limited (“Quhuo HK”)	June 17, 2019	Hong Kong	100%	Investment holding
Quhuo International Trade (HK) Limited (“Quhuo International”)	January 11, 2023	Hong Kong	90.1%	Vehicle export
Beijing Quhuo Information Technology Co., Ltd. (“WFOE”)	July 31, 2019	PRC	100%	Development of computer software and applications
Variable interest entity
Beijing Quhuo Technology Co., Ltd. (“Beijing Quhuo” or the “VIE”)	March 3, 2012	PRC	Nil	Development of computer software and applications; Investment holding
Subsidiaries of the VIE
Shanghai Quhuo Network Technology Co., Ltd. (“Shanghai Quhuo”)	April 4, 2014	PRC	Nil	On-demand delivery
Ningbo Xinying Network Technology Co., Ltd. (“Ningbo Xinying”)	December 15, 2016	PRC	Nil	Bike-sharing maintenance
Nantong Runda Marketing Planning Co., Ltd. (“Nantong Runda”)	February 28, 2018	PRC	Nil	On-demand delivery
Shanghai Yijida Network Technology Co., Ltd. (“Shanghai Yijida”)	September 7, 2015	PRC	Nil	On-demand delivery
Ningbo Dagong Network Technology Co., Ltd. (“Ningbo Dagong”)	January 5, 2018	PRC	Nil	Bike-sharing maintenance
Jiangxi Youke Automobile Rental Service Co., Ltd. (“Jiangxi Youke”)	April 8, 2018	PRC	Nil	Ride-hailing
Hainan Xinying Technology Co., Ltd. (“Hainan Xinying”)	June 29, 2020	PRC	Nil	On-demand delivery
Hainan Quhuo Technology Co., Ltd. (“Hainan Quhuo”)	July 8, 2020	PRC	Nil	On-demand delivery
Haikou Chengtu Network Technology Co., Ltd (“Haikou Chengtu”)	September 1, 2020	PRC	Nil	B&B Operation
Lailai Information Technology (Shenzhen) Co., Ltd. (“Shenzhen Lailai”)	November 1, 2020	PRC	Nil	Hotel Cleaning
Hainan Quxing Holdings Co., Ltd. (“Hainan Quxing”)	November 5, 2020	PRC	Nil	Freight service

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

1.Organization, Consolidation and Principal Activities (continued)

Despite the lack of technical majority ownership, the Company has effective control of the VIE through the VIE Agreements and a parent-subsidiary relationship exists between the Company and the VIE. Through the VIE Agreements, the shareholders of the VIE effectively assigned all of their voting rights underlying their equity interest in the VIE to the Company. In addition, through the other exclusive agreements, which consist of exclusive call option agreement, exclusive business cooperation agreement, and equity interest pledge agreement, the Company, through its wholly-owned subsidiaries in the PRC, has the right to receive economic benefits from the VIE that could be potentially significant to the VIE. Lastly, through the financial support undertaking letter, the Company has the obligation to absorb losses of the VIE that could potentially be significant to the VIE. Therefore, the Company is considered the primary beneficiary of the VIE and consolidates the VIE and its consolidated subsidiaries as required by SEC Regulation S-X Rule 3A-02 and Accounting Standard Codification (“ASC”) topic 810, Consolidation (“ASC 810”).

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

Resolutions of directors of Quhuo Limited (the “Resolutions”) (continued)

As of December 31, 2024, RMB7,346 of property and equipment of the VIE were pledged or collateralized. Creditors of the VIE have no recourse to the general credit of the Company, who is the primary beneficiary of the VIE, through its 100% controlled subsidiary WFOE. The Company did not provide any financial or other support to the VIE other than what is obligated by the agreements described above. The table sets forth the assets and liabilities of the VIE’s after elimination within the VIE structure included in the Company’s consolidated balance sheets:

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	43,690	50,397	6,904
Restricted cash	1,271	1,916	262
Accounts receivable, net	475,992	280,309	38,402
Prepayments and other current assets	66,777	102,237	14,006
Amounts due from a related party	253	—	—
Total current assets	587,983	434,859	59,574
Non-current assets:
Property and equipment, net	14,517	8,781	1,203
Intangible assets, net	82,818	57,985	7,944
Right-of-use assets, net	6,217	4,647	637
Goodwill	65,481	65,481	8,971
Deferred tax assets	21,974	31,064	4,256
Other non-current assets	141,383	225,643	30,913
Total non-current assets	332,390	393,601	53,924
Total assets	920,373	828,460	113,498
LIABILITIES:
Current liabilities:
Accounts payable	247,188	145,750	19,968
Accrued expenses and other current liabilities	58,345	32,165	4,407
Short-term debt	92,653	102,848	14,090
Short-term lease liabilities	3,906	2,818	386
Inter-group balance due to Parent and WFOE	44,054	43,306	5,933
Amounts due to a related party	—	1,350	185
Total current liabilities	446,146	328,237	44,969
Non-current liabilities:
Deferred tax liabilities	4,689	599	82
Long-term debt	7,533	4,706	645
Long-term lease liabilities	1,434	1,635	224
Other non-current liabilities	54,484	62,352	8,542
Total non-current liabilities	68,140	69,292	9,493
Total liabilities	514,286	397,529	54,462

The VIE’s net asset balance was RMB406,087 and RMB430,931 (US$59,036) as of December 31, 2023 and 2024, respectively.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.Organization, Consolidation and Principal Activities (continued)

Resolutions of directors of Quhuo Limited (the “Resolutions”) (continued)

The table sets forth the results of operations of the VIE included in the Company’s consolidated statements of comprehensive (loss)/income for the years ended December 31, 2022, 2023 and 2024, respectively:

	For the year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Revenue	3,820,378	3,547,932	2,933,604	401,902
Net income	61,939	22,230	24,272	3,325

The table sets forth the cash flows of the VIE included in the Company’s consolidated statements of cash flows for the years ended December 31, 2022, 2023 and 2024, respectively:

	For the year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Net cash provided by/(used in) operating activities	114,059	(74,965)	(53,786)	(7,369)
Net cash provided by investing activities	39,767	2,552	13,646	1,869
Net cash (used in)/provided by financing activities	(82,140)	24,221	47,598	6,521
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(306)	(6)	(105)	(14)
Net increase/(decrease) in cash, cash equivalents and restricted cash	71,380	(48,198)	7,353	1,007

2.Summary of Significant Accounting Policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”) for information pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIE and the subsidiaries of the VIE. All significant inter-company transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. Estimates and assumptions reflected in the Company’s consolidated financial statements include, but are not limited to, allowance for doubtful accounts for accounts receivable, useful lives of property, equipment and intangible assets, incremental borrowing rate (“IBR”) applied in lease liabilities, impairment of long-lived assets, intangible assets and goodwill, and valuation allowance for deferred tax assets. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

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

Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are re-measured at the exchange rates prevailing at the balance sheet date. Exchange gains and losses resulting from remeasurement are included in the consolidated statements of comprehensive (loss)/income.

The Company uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive loss, a component of shareholders’ equity.

Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB7.2993 on December 31, 2024 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

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

Accounts receivable and allowance for credit losses

Accounts receivable are carried at net realizable value. The Company’s accounts receivable are within the scope of ASC Topic 326. The Company has identified the relevant risk characteristics of accounts receivable which include size, type of the services or the products the Company provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Company considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the life - time expected credit losses. Additionally, external data and macroeconomic factors are also considered. This is assessed at each half year based on the Company’s specific facts and circumstances.

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

2.Summary of Significant Accounting Policies (continued)

Fair value measurements

Financial instruments of the Company primarily include cash and cash equivalents, restricted cash, short-term investments, accounts receivable, other receivables, accounts payable and accrued liabilities, amounts due from and due to related parties, long-term investments, deposits, contingent consideration payable, short-term debt and long-term debt. The Company applies ASC 820, Fair Value Measurements and Disclosures (‘‘ASC 820’’), in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement. The short-term investments are measured at fair value. Equity method investments have no quoted market prices and it is not practicable to estimate their fair value without incurring excessive costs. The carrying amounts of the remaining financial instruments approximate their fair values either because of their short-term maturities or because that the interest rates approximate comparable market rates.

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

Impairment of long-lived assets other than goodwill

The Company evaluates its long-lived assets, including property and equipment and intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Company evaluates the recoverability of long-lived assets by comparing their carrying amount to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets when the market prices are not readily available. The Company recorded nil impairment charges related to long-lived assets other than goodwill for the years ended December 31, 2022, 2023 and 2024.

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

2.Summary of Significant Accounting Policies (continued)

Goodwill (continued)

Under ASC 350, goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. Company applies a one-step quantitative test and record the amount of goodwill impairment as the excess of a goodwill allocated to the reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The Company assesses qualitative factors such as business changes, economic outlook, financial trends and forecast, growth rates, industry data and other relevant qualitative factors to determine if it’s more-likely-than-not that the goodwill might be impaired and whether it’s necessary to perform a quantitative goodwill impairment. If the qualitative factors indicate a potential impairment, the Company compares the carrying amount of a reporting unit to its fair value, which is based on a discounted future cash flow approach. The Company recognized goodwill impairment charge of RMB4,882, nil and nil for the years ended December 31, 2022, 2023 and 2024, respectively.

Revenue recognition

The Company generates its revenue from its on-demand consumer service business, primarily from On-demand delivery solution services provided to online ordering platforms operated by industry customers in the PRC and some other third parties. The Company also generates revenue from its bike-sharing maintenance solution services provided to bike-sharing companies.

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

In addition, the Company also provided ride-hailing management services to certain ride-hailing platform as an agent by connecting ride-hailing drivers and the ride-hailing platform. Accordingly, the Company recognizes revenue on a net basis. Revenue generated from this arrangement was not material for the periods presented.

Vehicle export solutions

The Company generated revenue from vehicle export solutions primarily by selling vehicles to third party buyers. The Company charges payments of vehicles based on the unit price and the number of vehicles shipped and recognizes sales revenue at a point in time when the vehicles are shipped.

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

Payment term

Payment terms and conditions vary by contract type, although the Company’s terms generally include a requirement of payment within 30 to 90 days since billing is issued. For those billing in which the period is expected to exceed the one-year threshold, the Company assesses whether the transaction price includes a significant financing component and completes a quantitative estimate of the financing component and its relative significance. The Company estimates the significant financing component provided to the customers with extended payment terms by determining the present value of the future payments and applying a discount rate that reflects the customer’s creditworthiness.

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

Employee benefit expenses

All eligible employees of the Company are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Company is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees’ salaries. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Company’s obligations are limited to the amounts contributed. The Company has no further payment obligations once the contributions have been paid. The Company recorded employee benefit expenses of RMB4,036, RMB6,935 and RMB6,828 (US$935) for the years ended December 31, 2022, 2023 and 2024, respectively.

VAT

Pursuant to the PRC tax legislation, VAT is generally imposed in lieu of business tax in the modern service industries, on a nationwide basis. VAT of 6% applies to revenue mainly derived from the provision of On-demand delivery services and bike-sharing maintenance services. The Company is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided.

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

The Company elected to account for forfeitures as they occur. The Company, with the assistance of an independent third-party valuation firm determined the fair value of the stock options granted to employees and non-employees. The binomial option pricing model was applied in determining the estimated fair value of the options granted to employees and non-employees.

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

Segment reporting

In accordance with ASC 280-10, Segment Reporting: Overall, the Company’s chief operating decision maker (‘‘CODM’’) has been identified as the Chief Executive Officer.

In November 2023, FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which expands public entities’ segment disclosures, among others, requiring disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss; an amount and description of its composition for other segment items; and interim disclosures of a reportable segment’s profit or loss and assets. This new guidance was effective for the Company beginning on this annual report for the year ended December 31, 2024, and applied retrospectively to all prior periods presented.

The Company’s chief operating decision maker has been identified as the Chief Executive Officer who reviews financial information of operating segments based on US GAAP amounts when making decisions about allocating resources and assessing performance of the Company. For the years ended December 31, 2022 and 2023 and 2024, the Company identified three operating segments, including (i) on-demand delivery solutions, (ii) mobility service solutions, and (iii) housekeeping and accommodation solutions and other services. The Company identified on-demand delivery solutions as one reportable segment. Mobility service solutions, and housekeeping and accommodation solutions and other services individually did not exceed the 10% quantitative threshold and as a result, were included in others segment.

The Company primarily operates in the PRC and substantially all of the Company’s long-lived assets are located in the PRC.

The Company’s CODM makes decisions on resource allocation, evaluates operating performance, and monitors budget versus actual results using net income. There is no reconciling items or adjustments between segment income and net income as presented in the Company’s statements of income. The CODM does not review assets in evaluating the segment results and therefore such information is not presented.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.Summary of Significant Accounting Policies (continued)

Recent accounting pronouncements

Recently issued accounting pronouncements not yet adopted

In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. The Update requires that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income (or loss) by the applicable statutory income tax rate). The ASU is effective for public business entities for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Company may apply the amendments prospectively or may elect retrospective application. The Company is currently evaluating the impact from the adoption of this ASU and does not expect the adoption will have a material impact on the Company’s consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03 “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)”. The amendments in this update intend to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses in commonly presented expense captions (such as cost of sales, selling, general and administrative expenses, and research and development). ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027. The Company is currently evaluating the impact from the adoption of this ASU on its consolidated financial statements.

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

The top three customers accounted for 39%, 31% and 23% of total revenues during the year ended December 31, 2022, and 35%, 30%, and 25% of total revenues during the year ended December 31, 2023, and 35%, 35%, and 19% of total revenues during the year ended December 31, 2024. The top three suppliers accounted for 30%, 24% and 21% of total cost of revenue during the year ended December 31, 2022, and 27%, 24%, and 15% of total cost of revenue during the year ended December 31, 2023, and the top two suppliers accounted for 14% and 10% of total cost of revenues during the year ended December 31, 2024.

(b)Interest rate risk

The Company is exposed to interest rate risk related to its short-term loan. The interest rate of a short-term loan was mainly based on the one year People’s Bank of China (“PBOC”) benchmark interest rates and a pre-determined margin. A hypothetical 1% increase or decrease in annual interest rates would increase or decrease interest expense by approximately RMB 1,100 (US$151) per year based on the outstanding short-term loan balance at December 31, 2024.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

3.Concentration of Risks (continued)

(c)Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against U.S. dollar, there was appreciation of approximately 8.2%, 2.9% and 2.8% during the years ended December 31, 2022, 2023 and 2024, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. To the extent that the Company needs to convert U.S. dollar into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends on ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company. In addition, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of the Company’s earnings or losses.

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

4.Revenues

The following table presents the Company’s revenues disaggregated by revenue category.

	For the year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Revenue
On-demand delivery solution services	3,638,729	3,412,802	2,828,483	387,501
Mobility service solutions	108,081	233,837	175,148	23,995
Housekeeping services	72,576	48,670	30,125	4,127
Others	992	7,078	13,115	1,797
Total revenues	3,820,378	3,702,387	3,046,871	417,420

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

4.Revenues (continued)

The following is a summary of the Group’s disaggregated revenues by timing of revenue recognition:

	For the year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Revenue
Point in time	—	154,455	105,972	14,518
Over time	3,820,378	3,547,932	2,940,899	402,902
Total revenues	3,820,378	3,702,387	3,046,871	417,420

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

6.Short-term investments

The Company’s short-term investments included structured notes with maturities of one year or less and investment in alternative investment fund, which is measured using the NAV per share as a practical expedient. The following is a summary of the Company’s short-term investments:

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
Investment in fund	68,378	—	—

For the years ended December 31, 2022, 2023 and 2024, the Company recognized other income related to its structured notes of RMB3,411, RMB2,386 and nil, respectively, in the consolidated statements of comprehensive (loss)/income.

On July 1, 2024, the Company entered into equity acquisition agreement with a non-controlling interest holder of Quhuo Internation by transferring its investment in alternative investment fund and recognized realized loss on fair value change of the investments of RMB6,308 (US$864) as other loss, net in the consolidated statements of comprehensive (loss)/income.

For the years ended December 31, 2022, 2023, the Group recognized unrealized (loss) and gain on fair value change of the investment in alternative investment fund of RMB(47,487), RMB5,507, respectively, as other (loss)/income, net in the consolidated statements of comprehensive loss/(income).

7.Accounts Receivable

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
Accounts receivable	482,365	302,465	41,438
Less: allowance for credit losses	(6,373)	(6,752)	(925)
Accounts receivable, net	475,992	295,713	40,513

The following table presents the movement in the allowance for credit losses:

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
Balance at beginning of year	(7,131)	(6,373)	(873)
Additions	—	(911)	(125)
Reversals	758	532	73
Balance at end of year	(6,373)	(6,752)	(925)

The Company’s accounts receivable as of December 31, 2023 and 2024 are aged within 90 days, except for the RMB79,296 (US$10,861) balance due from a third party as of December 31, 2024 which represents the current portion of a long term receivable disclosed in note 13.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

8.Prepayments and Other Current Assets

Prepayments and other current assets consisted of the following:

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
Other receivables	78,819	98,212	13,455
Employee advances	2,814	1,117	153
Prepaid rents	10,039	1,638	224
Others	16,682	11,077	1,516
Total prepayments and other current assets	108,354	112,044	15,348

9.Property and Equipment

Property and equipment, net consisted of the following:

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
Vehicles	30,902	11,647	1,596
Electronic equipment	4,951	4,931	676
Leasehold improvement	417	417	57
Furniture	482	481	66
Less: Accumulated depreciation	(22,117)	(8,629)	(1,183)
Total property and equipment, net	14,635	8,847	1,212

The Company recorded depreciation expenses of RMB7,513, RMB5,316 and RMB4,508 (US$618) for the years ended December 31, 2022, 2023 and 2024, respectively.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

10.Leases

The Company’s operating leases mainly related to office premises and on-demand delivery service stations. The total lease cost for the years ended December 31, 2022, 2023 and 2024 was RMB44,281, RMB39,809 and RMB30,148 (US$4,130), comprised of operating lease expenses of RMB3,557, RMB4,873 and RMB4,906 (US$672), and short-term lease expenses of RMB40,724, RMB34,936 and RMB25,242 (US$3,458), respectively.

The following table presents supplemental information related to operating leases:

	For the year ended December 31,
	2022	2023	2024
Weighted-average remaining lease term (years)	1.50	1.58	1.91
Weighted average incremental borrowing rate	4.94%	4.67%	4.23%

The undiscounted future minimum payments under the Company’s operating lease liabilities and reconciliation to the operating lease liabilities recognized on the consolidated balance sheet was as below:

	2024	2024
	RMB	US$
2025	2,940	403
2026	1,479	203
2027	193	26
Total undiscounted cashflows	4,612	632
Less: imputed interest	159	22
Present value of lease liabilities	4,453	610

As of December 31, 2024, future minimum payment under non-cancellable leases was RMB4,612 (US$632).

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

11.Intangible Assets, net

Intangible assets, net consisted of the following:

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
Customer relationships	150,977	132,443	18,145
Purchased software	517	579	79
Technology	2,900	2,900	397
Less: Accumulated amortization and impairment	(71,576)	(77,937)	(10,677)
Total intangible assets, net	82,818	57,985	7,944

The Company recorded amortization expenses of RMB21,094, RMB20,430 and RMB17,192 (US$2,355) primarily as cost of revenues, and nil of impairment charges as general and administrative expenses for the years ended December 31, 2022, 2023 and 2024, respectively. As of December 31, 2024, estimated amortization expenses of the existing intangible assets for the next five years are RMB15,696, RMB12,160, RMB11,437, RMB9,074 and RMB4,232, respectively.

12.Goodwill

Changes in the carrying amount of goodwill by the reporting units as of December 31, 2023 and 2024 were as follows:

	Meituan	Eleme			Ride-hailing
	on-demand	on-demand	B&B	Housekeeping	solution
	delivery	delivery	solution	solution	services	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2022	11,194	9,819	4,613	36,245	3,610	65,481
Acquisitions	—	—	—	—	—	—
Balance as of December 31, 2023	11,194	9,819	4,613	36,245	3,610	65,481
Acquisitions	—	—	—	—	—	—
Balance as of December 31, 2024	11,194	9,819	4,613	36,245	3,610	65,481
Balance as of December 31, 2024, in US$	1,534	1,345	632	4,965	495	8,971

In December 2023 and 2024, the Company completed its annual goodwill impairment analysis, and no impairment charges were recorded.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

13.Other Non-current Assets

Other non-current assets consisted of the following:

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
Rental and industry customer deposits (1)	106,599	95,150	13,036
Long-term receivables (2)	—	134,634	18,445
Prepayments	33,370	—	—
Long-term investments	1,415	1,415	194
Less: allowance for credit losses	—	(5,556)	(762)
Total other non-current assets	141,384	225,643	30,913
(1)	The Company’s rental deposits are mainly paid to landlords for its various office spaces and are refundable upon termination of the leases. Industry customer deposits consist of refundable deposits paid to industry customers and are refundable upon termination of contracts with each customer. The Company evaluated the recoverability of the deposits periodically and recorded a provision for credit losses of nil and RMB676 (US$93) for the years ended December 31, 2023 and 2024, respectively.

(2)	In September 2024, the Company entered into a repayment agreement with a third party pursuant to the receivables which mainly comprise the consideration receivables of disposal of other non-current assets. Under the terms of the agreement, the Company will receive monthly repayment in accordance with the repayment schedule over 26 months from January 2026 to February 2028. The long-term receivables were measured at amortized cost of RMB134,634 (US$18,445), utilizing a discount rate of 4% per annum, the Company recorded provision for credit losses of RMB4,880 (US$669) as general and administrative expenses for the year ended December 31 2024.

14.Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
Amounts due to third-parties	30,142	22,627	3,100
Income tax payables	11,121	15,178	2,079
Other tax payables	17,206	1,256	172
Salary and welfare payables	17,210	7,685	1,053
Deposits received from ride-hailing drivers	3,781	2,342	321
Purchase consideration payable	15,784	15,725	2,154
Others	12,888	9,456	1,296
Total	108,132	74,269	10,175

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

15.Debt

Short-term Debt

The following table presents the Company’s outstanding short-term debt as of December 31, 2023 and 2024:

	Annual		As of	As of
Name	interest rates	Term	December 31, 2023	December 31, 2024
			RMB	RMB	US$
Short-term loans
Short-term bank loans	2.30%-5.00%	0.5-1 year	89,920	110,021	15,073

Short-term bank loans consist of secured RMB denominated borrowings from financial institutions in the PRC that are repayable within one year. As of December 31, 2023 and 2024, the repayments of all short-term loans are collateralized by certain accounts receivables, or guaranteed by certain subsidiaries of the Company.

Long-term debt

The following table presents the Company’s long-term debt as of December 31, 2023 and 2024:

	Annual		As of	As of
	interest rates	Term	December 31, 2023	December 31, 2024
			RMB	RMB	US$
Long-term debt, current portion	5.55% - 10.46%	3-4.5 years	2,733	2,827	387
Long-term debt, non-current portion	5.55% - 10.46%	3-4.5 years	7,533	4,706	645
Total			10,266	7,533	1,032

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

The weighted average interest rate for all the outstanding borrowings was approximately 5.18%, 5.10% and 4.31% per annum as of December 31, 2022, 2023 and 2024 respectively.

As of December 31, 2024, maturities of the debt are as follows:

	RMB	US$
2025	112,848	15,460
2026	2,802	385
2027	1,361	186
2028	543	74
Total	117,554	16,105

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

16.Other non-current liabilities

Other non-current liabilities consisted of the following:

		As of December 31,
	Note	2023	2024	2024
		RMB	RMB	US$
Unrecognized tax benefit	18	52,412	60,608	8,303
Contingent consideration, non-current portion		1,800	1,800	247
Total		54,212	62,408	8,550

17.Share-Based Compensation

Employees

There were no grants in 2022, 2023 and 2024.

A summary of the option activities for employees under the 2019 Plan is as follows:

					Weighted
		Weighted	Weighted		average
		average	average	Aggregate	remaining
	Number of	exercise	grant date	intrinsic	contractual
	options	price	fair value	value	term
		US$	US$	US$
Outstanding as of December 31, 2021	2,689,206	0.06	5.30	2,822	7.5
Exercise withdraw	1,233,027	0.15	5.13	—	—
Exercised	(127,580)	0.20	6.17	—	—
Outstanding as of December 31, 2022	3,794,653	0.05	5.22	1,300	6.3
Exercised	3,794,653	—	5.22	—	—
Outstanding as of December 31, 2023	—	—	—	—	—
Outstanding as of December 31, 2024	—	—	—	—	—
Vested and expected to vest as of December 31, 2024	—	—	—	—	—
Exercisable at December 31, 2024	—	—	—	—	—

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s ordinary share as of December 31, 2022, 2023 and 2024 and the option’s respective exercise price. For the year ended December 31, 2024, the total intrinsic value and unrecognized employee share-based compensation expenses related to unvested share-based awards was nil.

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

As of December 31, 2023, all options granted were exercised with waived price.

A summary of the option activities for non-employees under the 2019 Plan is as follows:

					Weighted
		Weighted	Weighted		average
		average	average	Aggregate	remaining
	Number of	exercise	grant date	intrinsic	contractual
	options	price	fair value	value	term
		US$	US$	US$
Outstanding as of December 31, 2021	2,391,894	0.0001	5.12	2,655	8.0
Canceled	(723,738)	0.0001	5.32	—	—
Exercised	(367,462)	0.0001	4.86	—	—
Outstanding as of December 31, 2022	1,300,694	0.0001	5.08	556	7.2
Granted	1,644,576	0.0001	—	—	—
Exercised	(2,945,270)	0.00002	2.24	—	—
Outstanding as of December 31, 2023	—	—	—	—	—
Outstanding as of December 31, 2024	—	—	—	—	—
Vested and expected to vest as of December 31, 2024	—	—	—	—	—
Exercisable as of December 31, 2024	—	—	—	—	—

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s ordinary share as of December 31, 2021, 2022 and 2023 and the option’s respective exercise price. For the year ended December 31, 2024, the total intrinsic value and unrecognized employee share-based compensation expenses related to unvested share-based awards was nil.

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

The assumptions used to estimate the fair value of the options granted are as follow:

For the year ended
December 31, 2023
Risk-free interest rate	4.0%
Expected volatility	94.5%
Suboptimal exercise factor	2.5
Fair value per ordinary share	US$0.145
Expected dividend yield	—
Post-vesting forfeiture rate	—

The binomial-lattice option valuation model considered the contract lives of the options of 10 years.

The Company recognized RMB19,762, (RMB495) and nil of share-based compensation expense in general and administrative expenses for the years ended December 31, 2022, 2023 and 2024, respectively.

18.Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain arising in Cayman Islands.

BVI

Under the current laws of the BVI, Quhuo BVI is not subject to tax on income or capital gains.

Hong Kong

The Company’s subsidiaries incorporated in Hong Kong are subject to Hong Kong profits tax of 16.5% on its activities conducted in Hong Kong. Under the two-tiered profits tax rates regime, the first two million HK dollar of annual profit tax was eligible for 8.25% reduction and profits above will be subject to the tax rate of 16.5%.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

18.Income Taxes (continued)

PRC

The Company’s subsidiaries, VIE and VIE’s subsidiaries in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008 except for the following entities eligible for preferential tax rates. For qualified small and micro-sized enterprise, from January 1, 2022 to December 31, 2022, 12.5% of the first RMB 1.0 million of the assessable profit before tax is subject to preferential tax rate of 20% and the 25% of the assessable profit before tax exceeding RMB 1.0 million but not exceeding RMB 3.0 million is subject to preferential tax rate of 20%. From January 1, 2023 to December 31, 2027, 25% of the first RMB 3.0 million of the assessable profit before tax is subject to the tax rate of 20%. For the years ended December 31, 2022, 2023 and 2024, some PRC subsidiaries are qualified small and micro-sized enterprise as defined, and thus are eligible for the above preferential tax rates for small and micro-sized enterprise. Hainan Quhuo, Hainan Xinying and Haikou Chengtu are enterprises registered in the Hainan free trade port and engaged in substantial business in encouraged industries and are therefore entitled to preferential tax rate of 15%. Beijing Quhuo, a subsidiary of VIE, was recognized as high and new technology enterprise (“HNTE”) in 2020 and renewed in 2023, thus it is eligible for a preferential tax rate of 15% from 2020 to 2025.

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

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of comprehensive (loss)/income were as follows:

	For the year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Current income tax expense/(benefit)	26,211	5,166	(4,673)	(640)
Deferred income tax benefit	(5,209)	(6,093)	(13,670)	(1,873)
Total income tax expense/(benefit)	21,002	(927)	(18,343)	(2,513)

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

18.Income Taxes (continued)

Reconciliation between expenses of income taxes

The reconciliations of the income tax expense for the years ended December 31, 2022, 2023 and 2024 were as follows:

	For the year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Income/(loss) before income tax expense	4,588	5,081	(16,731)	(2,292)
Income tax expense/(benefit) at statutory tax rate	1,147	1,270	(4,183)	(573)
International tax rate difference	14,598	(289)	2,984	409
Effect of preferential tax rates	(9,083)	(3,970)	(460)	(63)
Non-deductible entertainment expenses	4,637	454	339	46
Non-deductible stock compensation	4,940	(124)	—	—
Other non-deductible expense	222	—	452	62
Research and development expense super-deduction	(2,003)	(1,520)	(1,357)	(186)
Changes in valuation allowance	424	(1,355)	(12,576)	(1,723)
Effects of deregistered/disposed entities	—	—	7,255	994
Changes of uncertain tax position	3,597	1,789	(13,140)	(1,800)
Over-provisions of prior years	—	—	(2,250)	(308)
Interest expense	2,523	2,818	4,593	629
Income tax expense/(benefit)	21,002	(927)	(18,343)	(2,513)

Deferred tax assets and liabilities

Deferred taxes were measured using the enacted tax rates for the periods in which the temporary differences are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax balances as of December 31, 2023 and 2024 were as follows:

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
Deferred tax assets:
Tax losses carried forward	27,950	21,953	3,007
Accrued expense and other current liabilities	—	5,095	698
Amortization and depreciation difference	3,868	4,201	576
Bad debt provision	1,269	2,357	323
Leasing liability	1,109	916	125
Prepaid rent	163	31	4
Less: valuation allowance	(14,809)	(2,239)	(307)
Total deferred tax assets, net of valuation allowance	19,550	32,314	4,426
Deferred tax liabilities:
Intangible assets	999	416	57
Right-of-use assets	1,272	947	130
Total deferred tax liabilities	2,271	1,363	187

The Company operates through VIE and subsidiaries of the VIE and valuation allowance is considered for each of the entities on an individual basis. The Company recorded valuation allowance against deferred tax assets of those entities that were in a three-year cumulative financial loss and are not forecasting profits in the near future as of December 31, 2022, 2023 and 2024. In making such determination, the Company also evaluated a variety of factors including the Company’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

18.Income Taxes (continued)

Deferred tax assets and liabilities (continued)

As of December 31, 2022, 2023 and 2024, the Company had taxable losses of RMB81,542, RMB113,220 and RMB123,111 (US$16,866) derived from entities in the PRC, which can be carried forward per tax regulation to offset future taxable income for income tax purposes. The PRC taxable losses will expire from December 31, 2025 to 2034 if not utilized.

Unrecognized Tax Benefit

As of December 31, 2022, 2023 and 2024, the Company had unrecognized tax benefit of RMB55,263, RMB54,212 and RMB41,772 (US$5,723), respectively, of which RMB53,656, RMB54,212 and RMB41,772 (US$5,723) are presented on a net basis against the deferred tax assets related to tax loss carry forwards in the other non-current liabilities in the consolidated balance sheets. It is possible that the amount of unrecognized tax benefit will further change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment. As of December 31, 2022, 2023 and 2024, unrecognized tax benefits of RMB55,149, RMB54,098 and RMB 41,772 (US$5,723), respectively, if ultimately recognized, will impact the effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefit was as follows:

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
Balance at January 1	55,263	54,212	7,427
Increase	5,245	—	—
Decrease	(6,296)	(12,440)	(1,704)
Balance at December 31	54,212	41,772	5,723

In the years ended December 31, 2022, 2023 and 2024, the Company recorded interest expense accrued in relation to the unrecognized tax benefit of RMB2,523, RMB2,818 and RMB4,593 (US$629) in income tax expense, respectively. Accumulated interest expense recorded in unrecognized tax benefit was RMB11,424, RMB14,242 and RMB18,836 (US$2,580), respectively, as of December 31, 2022, 2023 and 2024.

As of December 31, 2024, the tax years ended December 31, 2019 through period ended as of the reporting date for the WFOE, the VIE and VIE’s subsidiaries remain open to examination by the PRC tax authorities.

19.Acquisition of Non-controlling Interests

On July 1, 2024, the Company entered into equity acquisition agreements with minority shareholders of Quhuo International Trade(HK) Limited (“Quhuo International”), proposed to acquire an aggregate of 39.1% equity interest in Quhuo International for a total consideration of approximately US$36.8 million with a combination of investment in a mutual fund and issuing a senior convertible promissory note. The transaction represents changes in a parent’s ownership interest that do not result in a change in control of the subsidiary that is a business are accounted for as equity transactions (i.e., no gain or loss is recognized).

Specifically, the Company (1) entered into an equity acquisition agreement with Lida Global Limited, proposed to acquire 9.46% equity interest in Quhuo International for a consideration of the Company’s investment in a mutual fund. The mutual fund, transferred on September 2, 2024, had a fair value of RMB61,816 (US$8,550), and the RMB61,323 (US$8,482) difference between this fair value and the book value of the acquired non-controlling interest was debited to additional paid-in capital,and (2) an equity acquisition agreement with Longx Tech Limited, Highland Vision Holding LTD and Genan Tech Limited, proposed to acquire 29.64% equity interest in Quhuo International by issuing a senior convertible promissory note. This senior convertible promissory note, with a fair value of RMB204,080 (US$28,230) as of July 1, 2024, resulted in a RMB201,801 (US$27,941) debit to additional paid-in-capital to account for the difference between its fair value and the adjusted book value of the non-controlling interest. All senior convertible promissory notes were subsequently converted into 793,868,246 Class A Ordinary Shares on August 8, 2024, generating an additional RMB203,227 (US$28,112) credit to additional-paid-in capital for the year ended December 31, 2024.

Upon completion of the transactions, the company owned 90.1% equity interest in Quhuo International.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

20.Ordinary Shares

On January 5, 2024, the Company entered into a securities purchase agreement with VG Master Fund SPC (the “Investor”), under which, subject to specified terms and conditions, the Company may issue and sell in its discretion, up to US$2,082,430 of the Company’s American depositary shares to the Investor. 41,405,680 Class A ordinary shares had been issued in February 2024.

On July 1, 2024, the Company issued senior convertible promissory notes to certain non-controlling interest holders of Quhuo International. On August 8, 2024, the Convertible Note Holders elected to convert the principal into Class A ordinary shares, par value US$0.0001 of the Company at a variable conversion price as contemplated in the Convertible Notes, resulting in an issuance of a total of 793,868,246 Class A Ordinary Shares (the “Conversion Shares”) of the Company.

As of December 31, 2024, there were 890,653,509 Class A ordinary shares issued and 890,653,509 Class A ordinary shares outstanding, and there were 6,296,630 Class B ordinary shares issued and outstanding. The rights of the Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 480 votes and is convertible into one Class A ordinary share at any time by the holder thereof. No Class B ordinary shares were converted into Class A ordinary shares as of December 31, 2024.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

21.(Loss)/Earnings Per Share

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

	For the year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Basic (Loss)/Earnings Per Share
Numerator:
Net (loss)/income attributable to ordinary shareholders for computing basic (loss)/earnings per ordinary share	(13,130)	3,334	2,705	371
Denominator:
Weighted average number of shares outstanding	56,007,723	55,534,919	416,025,918	416,025,918
(Loss)/earnings per share - basic	(0.23)	0.06	0.01	0.00

The following table sets forth the computation of diluted net (loss)/earnings per share for the following periods:

	For the year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Diluted (Loss)/Earnings Per Share
Numerator:
Net (loss)/income attributable to ordinary shareholders for computing diluted (loss)/earnings per ordinary share	(13,130)	3,334	2,705	371
Denominator:
Weighted average number of shares outstanding	56,007,723	55,534,919	416,025,918	416,025,918
(Loss)/earnings per share - diluted	(0.23)	0.06	0.01	0.00

The effects of all outstanding share options were excluded from the computation of diluted loss per share for the years ended December 31, 2022, as the effect would be anti-dilutive. For the year ended December 31, 2023, potential dilutive shares consist of incremental ordinary shares issuable upon the exercise of outstanding options calculated under treasury method. For the year ended December 31, 2024 there is no potential dilutive shares.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

22.Restricted Net Assets

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

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries and VIE with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts restricted include paid-in capital and statutory reserve of the Company’s PRC subsidiaries and the VIE, totaling approximately RMB117,389 (US$16,082) as of December 31, 2024; therefore in accordance with Rules 504 and 4.08(e)(3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2022, 2023 and 2024 and for each of the three years in the period ended December 31, 2024 are disclosed in Note 25.

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

23.Commitments and Contingencies

Commitments

The Company has no purchase commitment as of December 31, 2024. The information of lease commitments is provided in Note 10.

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

24.Related Party Transactions

Names of the related parties	Relationship with the Company
Hainan Huiliu Tianxia Network Technology Co., Ltd.(“Hainan Huiliu”)	Entity controlled by a totalling shareholder
Shenyang Bokai Network Technology Co., Ltd. (“Shenyang Bokai”)	Entity controlled by management

Amounts due from a related party as of December 31, 2023 and 2024 were as follows:

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
Amounts due from a related party：
Hainan Huiliu	253	—	—

Amounts due from Hainan Huiliu were unsecured, interest-free and have fixed terms of repayment, which were settled in January 2024.

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
Amounts due to a related party：
Hainan Huiliu	—	1,350	185

Amounts due to Hainan Huiliu were related to labor recruitment services fee, which were settled in January 2025.

Transactions with related parties for the years ended December 31, 2022, 2023 and 2024:

	For the year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Labor consulting service received from:
Hainan Huiliu	63,474	24,977	30,373	4,161
Shenyang Bokai	1,635	—	—	—
Total	65,109	24,977	30,373	4,161

The Company received labor recruitment services from Hainan Huiliu and Shenyang Bokai and recorded labor recruitment cost in cost of revenues.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

25.Segment reporting

The Company generates its revenue primarily from On-demand delivery solution services and substantially all of the Company’s long-lived assets are located in the PRC. Segment information is presented after elimination of inter-segment transactions and revenues and cost of revenues are directly attributable, or are allocated, to each segment. The accounting policies of the segments are the same as those described in note 2. The company’s CODM evaluates performance based on each operating segment’s revenue and cost of revenues and uses these results to evaluate the performance of, and to allocate resources to each of the segments. The Company’s CODM does not review the financial position by operating segment, thus total assets by operating segment is not presented.

	For the year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Revenues
On-demand delivery solution services	3,638,729	3,412,802	2,828,483	387,501
Others	181,649	289,585	218,388	29,919
Total revenues	3,820,378	3,702,387	3,046,871	417,420
Cost of revenues (Note)
On-demand delivery solution services	(3,399,654)	(3,268,933)	(2,775,575)	(380,252)
Others	(168,036)	(266,845)	(197,583)	(27,069)
Total cost of revenues	(3,567,690)	(3,535,778)	(2,973,158)	(407,321)
Gross profit	252,688	166,609	73,713	10,099
Reconciliation of profit or loss
Operating expenses:
General and administrative	(213,592)	(184,336)	(148,627)	(20,362)
Research and development	(12,540)	(12,378)	(10,690)	(1,465)
Gain on disposal of assets	13,975	22,317	75,220	10,305
Goodwill impairment	(4,882)	—	—	—
Income/(loss) from operations	35,649	(7,788)	(10,384)	(1,423)
Non-operating (expense)/income:
Interest income	690	1,047	385	53
Interest expense	(5,683)	(4,882)	(4,105)	(562)
Other (expense)/income, net	(26,068)	16,704	(2,627)	(360)
Income/(loss) before income tax	4,588	5,081	(16,731)	(2,292)

Note: The cost of revenues for the years ended December 31, 2022, 2023 and 2024 mainly include cost of labor.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

26.Fair Value Measurement

(a)Assets and liabilities measured or disclosed at fair value on a recurring basis

In accordance with ASC 820, the Company measures short-term investments and payables for contingent consideration for business acquisitions at fair value on a recurring basis. Short-term investments include structured notes with a variable interest rate and equity investment in a mutual fund with fair value measurement. The short-term investments in structured notes are recorded at fair value based on quoted prices provided by banks at the end of each period. The Company classifies the valuation techniques that use these inputs as Level 2 of fair value measurements. The Company measures the fair value of contingent consideration for business combination using 1) management’s estimate of the acquiree’s pre-tax operating profit for the years ended December 31, 2019, 2) management’s estimate of the acquiree’s certain revenue and net profit for the year ending December 31, 2021, 2022 and 2023, and 3) as well as the discount factor which considers the time value of money and credit risk. The Company measured the payables for contingent consideration at fair value on a recurring basis using significant unobservable inputs (Level 3) as of the year ended December 31, 2024. Significant increases (decreases) in the inputs used in the fair value measurement of Level 3 contingent consideration in isolation would result in a significant higher (lower) fair value measurement.

As of December 31, 2023and 2024, assets and liabilities measured or disclosed at fair value on a recurring basis are summarized below:

		Fair value measurement or disclosure
		at December 31, 2023 using
		Quoted prices in		Significant
		active market for	Significant other	unobservable
	Total fair value at	identical assets	observable inputs	inputs
	December 31, 2023	(Level 1)	(Level 2)	(Level 3)	Total gains
	RMB	RMB	RMB	RMB	RMB
Assets
Short-term investments, alternative investment fund (1)	68,378	—	—	—	5,507
Total	68,378	—	—	—	5,507
Liabilities
Purchase consideration payables	15,784	—	—	15,784	—
Contingent consideration	1,800	—	—	1,800	—
Total	17,584	—	—	17,584	—

		Fair value measurement or disclosure
		at December 31, 2024 using
		Quoted prices in		Significant
		active market for	Significant other	unobservable
	Total fair value at	identical assets	observable inputs	inputs
	December 31, 2024	(Level 1)	(Level 2)	(Level 3)	Total gains
	RMB	RMB	RMB	RMB	RMB
Liabilities
Purchase consideration payables	15,725	—	—	15,725	—
Contingent consideration	1,800	—	—	1,800	—
Total	17,525	—	—	17,525	—
(1)	Investments are measured at fair value using NAV as a practical expedient. These investments have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented on the consolidated statements of balance sheets.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

26.Fair Value Measurement (continued)

(b)Assets and liabilities measured at fair value on a nonrecurring basis

The Group’s goodwill are primarily acquired through business acquisitions. Purchase price allocation is measured at fair value on a nonrecurring basis as of the acquisition dates. The Group measures its goodwill at fair value on a nonrecurring basis annually or whenever events or changes in circumstances indicate that carrying amount of a reporting unit exceeds its fair value. The Group recognized impairment loss related to goodwill arising from acquisitions of RMB nil and nil for the years ended December 31, 2023 and 2024, respectively.

27.Condensed Financial Information of the Parent Company

The following is the condensed financial information of the parent Company on a parent company only basis.

Condensed balance sheets

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
Assets:
Current assets
Cash	424	839	115
Short-term investments	68,378	—	—
Inter-group balance due from VIE, WFOE and subsidiaries	93,704	120,885	16,561
Total current assets	162,506	121,724	16,676
Non-current assets
Investments in subsidiaries, VIE and VIE’s subsidiaries	346,076	359,662	49,273
Total non-current assets	346,076	359,662	49,273
Total Assets	508,582	481,386	65,949
Liabilities:
Other Liabilities	1,001	16,664	2,283
Total Liabilities	1,001	16,664	2,283
Shareholders’ equity:
Ordinary shares (US$0.0001 par value; 300,000,000 and 3,000,000,000 Class A ordinary shares authorized, 55,379,583 and 890,653,509 shares issued, and 55,379,583 and 890,653,509 shares outstanding as of December 31, 2023 and 2024, respectively; 6,296,630 and 6,296,630 Class B ordinary shares authorized, issued and outstanding as of December 31, 2023 and 2024, respectively; 193,703,370 and 890,653,509 shares (undesignated) authorized, nil and nil shares (undesignated) issued and outstanding as of December 31, 2023 and 2024, respectively)	43	615	84
Additional paid-in capital	1,885,142	1,839,482	252,008
Accumulated deficit	(1,376,530)	(1,373,825)	(188,214)
Accumulated other comprehensive loss	(2,466)	(1,550)	(212)
Total Quhuo Group Limited’s Equity	506,189	464,722	63,666
Non-controlling interests	1,392	—	—
Total shareholders’ equity	507,581	464,722	63,666
Total liabilities and shareholders’ equity	508,582	481,386	65,949

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

27.Condensed Financial Information of the Parent Company (continued)

Condensed statements of comprehensive loss

	For the year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Revenues	—	—	1,439	197
Cost of revenues	—	—	—	—
General and administrative	(8,722)	(9,929)	(7,364)	(1,008)
Foreign exchange loss	(5)	—	—	—
Other (loss)/income, net	(49,664)	5,396	(6,895)	(945)
Share of gain in subsidiaries, the VIE and the VIE’ subsidiaries	45,261	7,867	15,525	2,127
(Loss)/income before income tax	(13,130)	3,334	2,705	371
Income tax expenses	—	—	—	—
Net (loss)/income attributable to ordinary shareholders	(13,130)	3,334	2,705	371
Comprehensive (loss)/income	(13,130)	3,334	2,705	371

Condensed statements of cash flows

	For the year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
Net (loss)/income	(13,130)	3,334	2,705	371
Share of loss in subsidiaries, VIE and VIE’s Subsidiaries	(45,261)	(7,867)	(15,525)	(2,127)
Share-based compensation	19,762	2,655	—	—
Other income/(loss), net	49,664	(5,396)	6,895	945
Provision for other receivables	—	—	—	—
Unrealized foreign exchange gain	(627)	(210)	(12)	(2)
Changes in operating assets and liabilities	(18,072)	(1,025)	6,486	888
Net cash (used in)/provided by operating activities	(7,664)	(8,509)	549	75
Net cash provided by investing activities	5,582	1,420	876	120
Net cash provided by/(used in) financing activities	—	146	(1,022)	(140)
Effect of exchange rate changes on cash	627	210	12	2
Net (decrease)/increase in cash	(1,455)	(6,733)	415	57
Cash at beginning of the year	8,612	7,157	424	58
Cash at end of the year	7,157	424	839	115

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

27.Condensed Financial Information of the Parent Company (continued)

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

28.Subsequent Events

On February 10, 2025, three shareholders transferred 793,868,246 Class A ordinary shares which are obtained from the transaction disclosed in note 19 to American depositary shares. As of the reporting date, the transactions have not been completed. 230,170,006 Class A ordinary shares have not been transferred.