Form 20-F/A
period 2024-12-31
QUHUO Ltd
filed 2025-05-09
CIK 1781193

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No.1)

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International accounting Standards Board ☐	Other ☐

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

Auditor Name	Auditor Location	Auditor Firm ID
Marcum Asia CPAs LLP	New York, New York	5395

EXPLANATORY NOTE

Quhuo Limited (the “Company”) is filing this Amendment No. 1 (this “Amendment”) to its Annual Report on Form 20-F for the year ended December 31, 2024, as initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2025 (the “Initial Filing”), solely for the purpose of amending and restating in its entirety “Part I – Item 6. Directors, Senior Management and Employees – B. Compensation” in the Initial Filing to add disclosures regarding the Company’s 2024 Share Incentive Plan and file the 2024 Share Incentive Plan as Exhibit 4.28.

Except as set forth above, this Amendment does not amend, update or restate in any way the financial statements, any other item or disclosure contained in the Initial Filing. As a result, this Amendment does not reflect any event that has occurred after April 30, 2025. Accordingly, this Amendment should be read in conjunction with the Initial Filing as well as the Company’s other filings with, and reports furnished to, the SEC after April 30, 2025.

As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, the Company is filing or furnishing the certifications required under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 as exhibits to this Amendment.

i

PART I

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

B.            Compensation

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

Share Incentive Plans

2019 Share Incentive Plan

In August 2019, our board of directors approved our 2019 Share Incentive Plan (the “2019 Plan”), replacing the 2017 share incentive plan adopted by our affiliated company, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2019 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards under the 2019 Plan shall be 9,502,550 ordinary shares, which constitutes 19.55% of the total outstanding shares of our company on an as-converted basis as of the date of adoption of the 2019 Plan. We assumed all the options granted by our affiliated company prior to the adoption of the 2019 Plan. As of the date of this annual report, 9,502,550 options have been granted, excluding, if any, awards that were forfeited or canceled after the relevant grant dates and awards that have been vested, and no shares remain available for grant under the 2019 Plan.

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

	Number of
	Class A
	Shares
	Ordinary
	underlying
	the awards
	awarded	Grant Date
Directors and Executive Officers
Leslie Yu	1,458,192	January 1, 2019
Zhen Ba	—
Gang Wang[1]	1,135,883	September 20, 2017, August 23, 2019 and April 19, 2021
Fan Pan	*	September 20, 2017 and August 23, 2019
Jingchuan Li	—	—
Jing Zhou	—	—
Jie Jiao	—	—
Total	9,502,550

*	Less than 1% of our total outstanding shares on an as-converted basis.

1.	Gang Wang served as our chief operating officer from September 2014 to April 2025, and our director from July 2022 to April 2025.

2024 Share Incentive Plan

In July 2024, our board of directors approved our 2024 Share Incentive Plan (the “2024 Plan”) to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2024 Plan, the initial maximum aggregate number of shares which may be issued pursuant to all awards (the “Award Pool”) shall be 20,616,300 Class A ordinary shares, which constitutes approximately 20.0% of the total issued and outstanding ordinary shares of our company on an as-converted basis as of the date of adoption of the 2024 Plan. The Award Pool will automatically adjust on January 31 and July 31 each year to maintain the 20.0% ratio in the subsequent six-month period. As of December 31, 2024, we have not granted or agreed to grant any awards under the 2024 Plan.

The following paragraphs describe the principal terms of the 2024 Plan:

Types of awards. The 2024 Plan permits the awards of options, restricted shares, restricted share units or any other type of awards that the Committee (as defined in the 2024 Plan) decides.

Plan administration. Our board of directors or the Committee will administer the 2024 Plan. The Committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award agreement. Awards granted under the 2024 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our employees, directors of the Company or our subsidiaries, and our consultants, as determined by the Committee. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies and subsidiaries.

Vesting schedule. In general, the plan administrator (as designated by the Committee) determines the vesting schedule, which is specified in the relevant award agreement.

Restricted shares. Restricted shares are subject to such restrictions on transferability and other restrictions as the Committee may impose.

Exercise of options. The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is 10 years from the date of a grant.

Transfer restrictions. Awards may not be transferred in any manner by the recipient except under limited circumstances, including by will or the laws of descent and distribution, unless otherwise permitted by the Committee.

Termination and amendment. Unless terminated earlier, the 2024 Plan has a term of 10 years. Our board of directors has the authority to amend or terminate the plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the recipient.

PART III

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
4.28*#	2024 Share Incentive Plan
12.1*	CEO Certification pursuant to Rule 13a - 14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Rule 13a - 14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this annual report on Form 20-F/A.

**	Furnished with this annual report on Form 20-F/A.

#	Indicates a management contract or any compensatory plan, contract or arrangement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QUHUO LIMITED

By:	/s/ Leslie Yu
Name:	Leslie Yu
Title:	Chief Executive Officer

Date: May 9, 2025