Form 20-F/A
period 2024-12-31
QUHUO Ltd
filed 2025-08-25
CIK 1781193

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No.2)

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.   Yes  ☐    No  ☐

EXPLANATORY NOTE

Quhuo Limited (the “Company”) is filing this Amendment No. 2 (this “Amendment”) to its Annual Report on Form 20-F for the fiscal year ended December 31, 2024, as initially filed with the SEC on April 30, 2025 and amended on May 9, 2025 (the “Initial Filing”), to amend (i) the consolidated financial statements for the fiscal years ended December 31, 2024 and 2023 and notes related thereto under “Part III – Item 18. Financial Statements” of the Initial Filing; and (ii) disclosure under “Part I – Item 5. Operating and Financial Review and Prospects” of the Initial Filing, in connection with the Company’s dismissal of Marcum Asia CPAs LLP and engagement of Guangdong Prouden CPAs GP, as the Company’s independent registered public accounting firm on June 12, 2025. The amended consolidated financial statements were audited by Guangdong Prouden CPAs GP and remain substantially the same as those in the Initial Filing, with no material changes.

Except as set forth above, this Amendment does not amend, update or restate in any way, any other item or disclosure contained in the Initial Filing. As a result, this Amendment does not reflect any event that has occurred after April 30, 2025. Accordingly, this Amendment should be read in conjunction with the Initial Filing as well as the Company’s other filings with, and reports furnished to, the SEC after April 30, 2025.

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

Our revenues were approximately RMB3,820.4 million, RMB3,702.4 million, and RMB 3,046.9million (US$417.4 million) in 2022, 2023 and 2024, respectively. We recorded net loss of approximately RMB16.4 million in 2022, and we recorded net income of approximately RMB6.0 million and RMB1.6 million (US$0.2 million) in 2023 and 2024, respectively. Excluding the effect of share-based compensation expenses, we recorded adjusted net income of approximately RMB3.3 million, RMB5.5 million, and RMB1.6 million (US$0.2 million) in 2022, 2023, and 2024 respectively. See “Non-GAAP Financial Measures.”

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

Freight services costs

Freight services costs were related to our freight service solutions and primarily represented service fees paid to the fleets. Our freight services costs were RMB27.3 million, RMB15.1 million and RMB0.7 million (US$0.1 million) in 2022, 2023 and 2024, respectively. The significant decrease in costs in 2024 was due to the cease from providing freight services in the second half of 2023.

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

Operating Expenses

Our operating expenses consist of general and administrative expenses, research and development expenses, gain on disposal of assets and goodwill impairment. The following table sets forth the components of operating expenses, in absolute amounts and as a percentage of our total revenues, for the periods indicated.

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

Revenues from on-demand delivery solutions were RMB2,828.5 million (US$387.5 million), compared with RMB3,412.8 million in 2023. The decrease was primarily due to optimization of our business by disposing several underperforming delivery sites, which led to a decrease in revenue scale.

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

●	Service fees paid to workers and team leaders decreased by 15.8% from RMB3,029.8 million in 2023 to RMB2,550.8 million (US$349.5 million) in 2024, generally in line with the decrease in revenue from on-demand delivery solutions.
●	Vehicle export expenses decreased by 33.8% from RMB151.9 million in 2023 to RMB100.6 million (US$13.8 million) in 2024, primarily in line with the decrease in revenue from vehicle export solutions.
●	Office and equipment expenses decreased by 18.4% from RMB92.2 million in 2023 to RMB75.2 million (US$10.3 million) in 2024, primarily due to the decrease in our procurement of riders’ equipment in anticipation of the decrease in demand for our solutions.
●	Freight service costs were RMB 0.7 million (US$0.1 million) in 2024, compared with RMB15.1 million in 2023, representing a decrease of 94.3%, in line with the decrease in our revenue from freight services due to the cease from providing freight service in the second half of 2023.

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

Research and development expenses

Our research and development expenses were RMB10.7 million (US$1.5 million) in 2024, representing a decrease of 13.7% from RMB12.4 million in 2023, primarily due to a decrease in office expense and consulting service fee related to research and development activities.

Gain on disposal of intangible assets

We recorded gain on disposal of intangible assets, of RMB22.3 million and RMB75.2 million (US$10.3 million) in 2023 and 2024, respectively, primarily due to the transfer of certain non-current assets to third parties.

Operating loss

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

Income tax benefit

We recorded income tax benefit RMB18.3 million (US$2.5 million) in 2024, as compared to RMB0.9 million in 2023, primarily due to the reversal of unrecognized tax benefit recognized in previous years that have passed the retroactive period.

Net income

As a result of the foregoing, we had net income of RMB6.0 million in 2023 and net income of RMB1.6 million (US$0.2 million) in 2024.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues

Our revenues decreased by 3.1% from RMB3,820.4 million in 2022 to RMB3,702.4 million (US$521.5 million) in 2023, primarily due to the following reasons.

●	Revenues from on-demand delivery solutions decreased by 6.2% from RMB3,638.7 million in 2022 to RMB3,412.8 million (US$480.7 million) in 2023, primarily because (1) we enjoyed more preferential policies during 2022 amid the COVID-19 pandemic, which was significantly reduced in 2023 following the relief of the pandemic, and (2) the geographical coverage of our on-demand delivery solutions decreased from 1,118 delivery areas as of December 31, 2022 to 1,082 delivery areas as of December 31, 2023.
●	Revenues from mobility service solutions increased significantly from RMB108.1 million in 2022 to RMB233.8 million (US$32.9 million) in 2023, primarily attributable to the business growth of our vehicle export solutions. We exported approximately 1,900 units of new energy vehicles and electric mopeds from China during the year ended December 31, 2023.
●	Revenues from housekeeping and accommodation solutions and other services decreased by 24.2% from RMB73.6 million in 2022 to RMB55.7 million (US$7.9 million) in 2023, primarily due to transition of our business model for our hotel services.

Cost of revenues

Our cost of revenues decreased by 0.9% from RMB3,567.7 million in 2022 to RMB3,535.8 million (US$498.0 million) in 2023, primarily due to the following reasons.

●	Service fees paid to workers and team leaders decreased by 5.0% from RMB3,187.6 million in 2022 to RMB3,029.8 million (US$426.7 million) in 2023, generally in line with the decrease in revenue from on-demand delivery solutions.
●	Vehicle export expenses were RMB151.9 million (US$21.4 million) in 2023, primarily relating to our commencement of vehicle export solutions in 2023.
●	Hiring expenses decreased by 13.9% from RMB137.1 million in 2022 to RMB118.0 million (US$16.6 million) in 2023, primarily relating to improved retention rate of workers on our platform.
●	Office and equipment expenses increased by 4.4% from RMB88.3 million in 2022 to RMB92.2 million (US$13.0 million) in 2023, primarily due to the increase in our procurement of riders’ equipment in anticipation of the increase in demand for our solutions.
●	Insurance expenses decreased by 5.9% from RMB88.7 million in 2022 to RMB83.4 million (US$11.7 million) in 2023, primarily due to the decrease in the number of traffic accidents involving workers on our platform.
●	Freight service costs decreased by 44.5% from RMB27.3 million in 2022 to RMB15.1 million (US$2.1 million) in 2023, in line with the decrease in our revenue from freight services.

●	Car rental and maintenance expenses increased by 35.2% from RMB10.2 million in 2022 to RMB13.8 million (US$1.9 million) in 2023, primarily due to the increase in the number of vehicles purchased by us in 2023.
●	Platform commissions increased significantly from RMB1.4 million in 2022 to RMB5.2 million (US$0.7 million) in 2023, primarily due to the increase in commissions paid to aggregation platforms to acquire web traffic as a result of the surge in customer demand following the COVID-19 pandemic.

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

Financing activities

Net cash generated from financing activities was RMB32.4 million (US$4.4 million) in 2024, which was primarily attributable to (1) proceeds from short-term loans of RMB593.3 million (US$81.3 million), and (2) proceeds from issuance of Ordinary Shares of RMB14.2 million (US$2.0 million), partially offset by repayments of short-term loans of RMB573.2 million (US$78.5 million).

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

PART III

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

12.1*	CEO Certification pursuant to Rule 13a - 14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Rule 13a - 14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Guangdong Prouden CPAs GP
101.INS*	Inline XBRL Instance Document- this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed with this annual report on Form 20-F/A.
**	Furnished with this annual report on Form 20-F/A.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QUHUO LIMITED

By:	/s/ Leslie Yu
Name:	Leslie Yu
Title:	Chief Executive Officer

Date: August 25, 2025

QUHUO LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Quhuo Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Quhuo Limited (the “Company”) as of December 31, 2023 and 2024, the related  consolidated statements of comprehensive (loss)/income,  changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/Guangdong Prouden CPAs GP

Guangdong Prouden CPAs GP

We have served as the Company’s auditor since 2025

Guangzhou, China

August 25, 2025

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

Accounts receivable and allowance for credit losses

Accounts receivable represent the amounts that the Company has an unconditional right to consideration, netting of provision of credit losses. The Company’s accounts receivable are within the scope of ASC Topic 326. The Company has identified the relevant risk characteristics of accounts receivable which include size, type of the services or the products the Company provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Company considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the life - time expected credit losses. Additionally, external data and macroeconomic factors are also considered. This is assessed at each half year based on the Company’s specific facts and circumstances.

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

The Company’s financial instruments include cash and cash equivalents, restricted cash, short-term investments, other receivables, operating lease liabilities, accounts payable, amounts due to related parties, accruals and other current liabilities. The carrying amounts of other receivables, accounts payable, accruals and other current liabilities approximate their fair value due to their relatively short maturity.

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

Leases

The Company elected the package of practical expedients permitted under the transition guidance within the new standard, which allowed the Group to not reassess 1) whether expired or existing contracts are or contain leases, 2) lease classification for any expired or existing leases as of the adoption date and 3) initial direct costs for existing leases as of the adoption date. The Company also made an accounting policy election to exempt short-term leases of 12 months or less from balance sheet recognition requirements associated with the new standard. The Company will recognize fixed rental payments for these short-term leases as a straight-line expense over the lease.

The Company leases offices and service stations to support its on-demand delivery solution services and leases vehicles to individual drivers for ride-hailing solution services. The Company classifies these leases as operating leases in accordance with ASC 842-10-25-2. The Company records an operating lease right-of-use (“ROU”) asset and lease liability based on the present value of the lease payments over the lease term at the commencement date. The Company excludes variable lease payments not dependent on an index or rate from the ROU asset and lease liability calculations and recognize such amounts as expense in the period which it incurs the obligation for those. As the rate implicit in the Company’s leases are not readily available, the company estimates its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. The incremental borrowing rate reflects the fixed rate at which the Company could borrow on a collateralized basis, the amount of the lease payments in the same currency, for a similar term and in a similar economic environment. ROU assets include any lease prepayments and are reduced by lease incentives. The Company recognize operating lease expense on a straight-line basis over the lease term. Lease terms are based on the non-cancelable term of the lease and may contain options to extend the lease when it is reasonably certain that the Company will exercise.

2.Summary of Significant Accounting Policies (continued)

Income taxes

The Company follows the asset and liability method of accounting for income taxes in accordance with ASC 740, Income Taxes (‘‘ASC 740’’). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

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

The Company elected to account for forfeitures as they occur. The Company, with the assistance of an independent third-party valuation firm determined the fair value of the stock options granted to employees and non-employees. The Black-Scholes option pricing model was applied in determining the estimated fair value of the options granted to employees and non-employees.

2.Summary of Significant Accounting Policies (continued)

Share-based compensation (continued)

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

3.Concentration of Risks (continued)

(c)Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against U.S. dollar, there was depreciation of approximately 8.2%, 2.9% and 2.8% during the years ended December 31, 2022, 2023 and 2024, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. To the extent that the Company needs to convert U.S. dollar into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends on ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company. In addition, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of the Company’s earnings or losses.

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

6.Short-term investments

The Company’s short-term investments included structured notes with maturities of one year or less and investment in fund, which is measured using the NAV per share as a practical expedient. The following is a summary of the Company’s short-term investments:

	As of December 31,
	2023	2024	2024
	RMB	RMB	US$
Investment in fund	68,378	—	—

For the years ended December 31, 2022, 2023 and 2024, the Company recognized other income related to its structured notes of RMB3,411, RMB2,386 and nil, respectively, in the consolidated statements of comprehensive (loss)/income.

On July 1, 2024, the Company entered into equity acquisition agreement with a non-controlling interest holder of Quhuo International by transferring its investment in fund. From January 1, 2024 to the date of transfer, the Company recognized loss on fair value change of the investments of RMB6,308 (US$864) as other loss, net in the consolidated statements of comprehensive (loss)/income.

For the years ended December 31, 2022, 2023, the Group recognized (loss) and gain on fair value change of the investment in fund of RMB(47,487), RMB5,507, respectively, as other (loss)/income, net in the consolidated statements of comprehensive loss/(income).

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

RMB79,296 (US$10,861) due from a third party which represents the current portion of the long-term receivable disclosed in Note 13 is included in the balance of accounts receivable as of December 31, 2024. All the Company’s accounts receivable as of December 31, 2023 and 2024 are aged within 90 days.

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

17.Share-Based Compensation

Employees

There were no grants in 2022, 2023 and 2024.

A summary of the option activities for employees under the 2019 Plan is as follows:

					Weighted
		Weighted	Weighted		average
		average	average	Aggregate	remaining
	Number of	exercise	grant date	intrinsic	contractual
	options	price	fair value	value	term
		US$	US$	US$
Outstanding as of December 31, 2021	2,689,206	0.06	5.30	2,822	7.5
Exercise withdraw	1,233,027	0.15	5.13	—	—
Exercised	(127,580)	0.20	6.17	—	—
Outstanding as of December 31, 2022	3,794,653	0.05	5.22	1,300	6.3
Exercised	(3,794,653)	—	5.22	—	—
Outstanding as of December 31, 2023	—	—	—	—	—
Outstanding as of December 31, 2024	—	—	—	—	—
Vested and expected to vest as of December 31, 2024	—	—	—	—	—
Exercisable at December 31, 2024	—	—	—	—	—

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

As of December 31, 2023, all options granted were exercised with waived price.

A summary of the option activities for non-employees under the 2019 Plan is as follows:

					Weighted
		Weighted	Weighted		average
		average	average	Aggregate	remaining
	Number of	exercise	grant date	intrinsic	contractual
	options	price	fair value	value	term
		US$	US$	US$
Outstanding as of December 31, 2021	2,391,894	0.0001	5.12	2,655	8.0
Canceled	(723,738)	0.0001	5.32	—	—
Exercised	(367,462)	0.0001	4.86	—	—
Outstanding as of December 31, 2022	1,300,694	0.0001	5.08	556	7.2
Granted	1,644,576	0.0001	0.14	—	—
Exercised	(2,945,270)	0.00002	2.24	—	—
Outstanding as of December 31, 2023	—	—	—	—	—
Outstanding as of December 31, 2024	—	—	—	—	—
Vested and expected to vest as of December 31, 2024	—	—	—	—	—
Exercisable as of December 31, 2024	—	—	—	—	—

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

The Black-Scholes option pricing model considered the contract lives of the options of 10 years.

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

20.Ordinary Shares

On January 5, 2024, the Company entered into a securities purchase agreement with VG Master Fund SPC (the “Investor”), under which, subject to specified terms and conditions, the Company may issue and sell in its discretion, up to US$2.0 million of the Company’s American depositary shares to the Investor. 41,405,680 Class A ordinary shares had been issued in February 2024.

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

28.Subsequent Events

On February 10, 2025, three shareholders transferred 793,868,246 Class A ordinary shares which are obtained from the transaction disclosed in note 19 to American depositary shares. As of the reporting date, there is 52,370,006 Class A ordinary shares have not been transferred.