Form 20-F
period 2025-12-31
QUHUO Ltd
filed 2026-04-02
CIK 1781193

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________

For the transition period from ________ to ________

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

Huihe South Street, Chaoyang District

Beijing 100020

The People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares, each representing 900 Class A ordinary shares, par value US$0.0001 per share	QH	The Nasdaq Global Market
Class A ordinary shares, par value US$0.0001 per share*

*	Not for trading, but only in connection with the listing on the Nasdaq Global Market of American depositary shares

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of issued and outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2025, there were issued and outstanding (i) 890,653,509 Class A ordinary shares, par value US$0.0001 each(ii) 6,296,630 Class B ordinary shares, par value US$0.0001 each and (iii) 100,000,000 Class C ordinary shares, par value US$0.0001 each.

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

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Emerging growth company	☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

●	“active workers” refers to the number of workers that established business outsourcing relationship with us, joined our insurance programs, and completed at least one transaction on our platform in a given period;

●	“ADRs” refers to the American depositary receipts which, if issued, evidence the ADSs;

●	“ADSs” refers to American depositary shares, each of which represents 900 Class A ordinary shares;

●	“affiliated entities” refers to, collectively, the VIE (defined below) and its subsidiaries;

●	“B&B(s)” refers to a small lodging establishment that offers overnight accommodation and breakfast;

●	“CAGR” refers to compound annual growth rate;

●	“China” or “PRC” refers to the People’s Republic of China, excluding, in the context of describing PRC rules, laws, regulations, regulatory authority, and any PRC entities or citizens under such rules, laws and regulations and other legal or tax matters in this annual report, Taiwan and the special administrative regions of Hong Kong and Macau; given the PRC government’s authority and oversight may extend to Hong Kong, the legal and operational risks associated with operating in China also apply to operations in Hong Kong;

●	“Class A ordinary shares” refers to our Class A ordinary shares of par value US$0.0001 per share;

●	“Class B ordinary shares” refers to our Class B ordinary shares of par value US$0.0001 per share;

●	“Class C ordinary shares” refers to our Class C ordinary shares of par value US$0.0001 per share;

●	“CSRC” refers to the China Securities Regulatory Commission;

●	“delivery time” refers to the amount of time that it takes for food and non-food orders to be delivered door-to-door to the ordering end consumer through our on-demand delivery solutions; “average delivery time” is calculated by dividing the total amount of delivery time of all completed delivery orders by the number of total completed delivery orders in a given period;

●	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

●	“HFCAA” refers to Holding Foreign Companies Accountable Act, as amended;

●	“industry customer(s)” refers to business customer(s) to which we offer services, primarily including on-demand consumer service companies in the food and non-food delivery, ride-hailing, housekeeping and bike-sharing industries, as well as chain restaurants and other companies in the overall service industry, such as hotels and B&Bs;

●	“KPI(s)” refers to key performance indicator(s);

●	“on-time delivery rate” refers to the ratio of the number of delivery orders completed within the time as required by our industry customers divided by the number of total delivery orders completed in a given period; “average on-time delivery rate” is calculated by dividing the number of total orders that have been delivered on time by the number of total completed delivery orders in a given period;

●	“ordinary shares” or “shares” refer to our ordinary shares comprising Class A ordinary shares, par value US$0.0001 per share, Class B ordinary shares, par value US$0.0001 per share, and/or Class C ordinary shares, par value US$0.0001 per share;

●	“Quhuo Information” refers to Beijing Quhuo Information Technology Co., Ltd., a wholly-owned PRC subsidiary of Quhuo Technology (defined below) and a wholly foreign-owned enterprise under PRC laws.

●	“Quhuo Technology” refers to Quhuo Technology Investment (Hong Kong) Limited, a wholly-owned Hong Kong subsidiary of Quhuo Investment Limited;

●	“registered workers” refers to the accumulative number of workers that have established business outsourcing relationship with us, joined our insurance programs, and completed at least one transaction on our platform since our inception;

●	“RMB” or “Renminbi” refers to the legal currency of China;

●	“SEC” refers to the U.S. Securities and Exchange Commission;

●	“Securities Act” refers to the Securities Act of 1933, as amended;

●	“US$,” “U.S. dollars,” “$” or “dollars” refers to the legal currency of the United States of America;

●	“VIE” or “Beijing Quhuo” refers to Beijing Quhuo Technology Co., Ltd.; and

●	“we,” “us,” “our,” or “our company” refers to Quhuo Limited, its subsidiaries, and, in the context of describing our operations and consolidated financial information, includes the affiliated entities.

Effective on August 12, 2022, we changed the ratio of the ADSs to Class A ordinary shares from the then ADS ratio of one ADS to one Class A ordinary share to a new ADS ratio of one ADS representing ten Class A ordinary shares. Effective on August 25, 2025, we further changed the ratio of the ADSs to Class A ordinary shares from the then ADS ratio of one ADS to ten Class A ordinary shares to a new ADS ratio of one ADS representing nine hundred (900) Class A ordinary shares.

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the 2025, 2024, and 2023 fiscal years.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at RMB6.9931 to US$1.00, the noon buying rate in effect on December 31, 2025 as set forth in the H.10 Statistical Release of the Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

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

The following diagram illustrates our simplified corporate structure, including our principal subsidiaries, the VIE and its subsidiaries, as of the date of this annual report:

(1)	The remaining 15.9% of the ownership interests of Quhuo International is owned by Mr. Bo Liang, the general manager of Quhuo International; and WANZG Limited, ALGQIANYE Limited, SYNKGS Limited, YHADS Limited, entities owned by Lidong Zhang, Zhihui Song, Yingxi Yue, and Mr. Yanhong Zhang, each an employee of us.
(2)	The shareholders of Beijing Quhuo include Ms. Peilin Yu, sister of Mr. Leslie Yu, Mr. Shuyi Yang, Mr. Zhen Ba, Ningbo Maiken Investment Management LLP and Mr. Tongtong Li, holding approximately 25.7264%, 24.9784%, 9.6547%, 38.8250% and 0.8154% of the equity interests of the VIE, respectively.
(3)	The remaining 30% of the equity interests of Nantong Runda Marketing Planning Co., Ltd. is owned by two independent individuals.
(4)	The remaining 49% of the equity interests of Jiangxi Youke Automobile Rental Service Co., Ltd. is owned by an independent individual.
(5)	The remaining 54.16% of the equity interest of Haikou Chengtu Network Technology Co., Ltd. is owned by four independent third parties.

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

The VIE structure is used to provide contractual exposure to foreign investment in China-based companies where the PRC law prohibits or restricts direct foreign investment in the operating companies. Neither the investors nor we ourselves have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Instead, we receive the economic benefits of the VIE’s business operation through a series of contractual agreements with the VIE and these agreements have not been tested in court. Because of these contractual arrangements, we are the primary beneficiary of the VIE for accounting purposes and able to consolidate the financial results of the VIE with ours only if we meet the conditions for consolidation under U.S. GAAP. However, our contractual arrangements with the VIE are not equivalent of an investment in the VIE. The VIE structure involves unique risks to investors in our ADSs. Investors in our ADSs are purchasing equity securities of our ultimate Cayman Islands holding company rather than purchasing equity securities of the VIE, and investors in our ADSs may never hold equity interests in the VIE.

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

We and the VIE face various legal and operational risks and uncertainties related to being based in and having significant operations in China. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us and the affiliated entities, to conduct its business, accept foreign investments or list on U.S. or other foreign exchanges. For example, we and the affiliated entities face risks associated with regulatory approvals of offshore offerings, oversight on cybersecurity and data privacy, as well as the historical lack of inspection on our auditors by the U.S. Public Company Accounting Oversight Board, or the PCAOB. Such risks could result in a material change in our operations and/or the value of our ADSs or could significantly limit or completely hinder our ability to offer our ADSs and/or other securities to investors and cause the value of such securities to significantly decline or be worthless. The PRC government also has significant discretion over the conduct of the business of us and the affiliated entities and may intervene with or influence our operations or the development of the value-added telecommunications service industry as it deems appropriate to further regulatory, political and societal goals. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless. For further details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

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

Our Operations in Hong Kong and Permissions Required from the Hong Kong Authorities for Our Operations

Each of Quhuo Technology, Quhuo International, and Quhuo (Hong Kong) Auto Limited (“Quhuo Auto”) (collectively, the “Hong Kong Subsidiaries”) is a company incorporated in Hong Kong. As of the date of this annual report, Quhuo Technology has no substantive business operation other than investment holding, Quhuo International commenced its business in May 2023, and Quhuo Auto has no substantive business operation.

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

In the opinion of Jingtian & Gongcheng LLP, our Hong Kong counsel, based on the confirmations of our Directors and our Company, save for the business registration in accordance with the Business Registration Ordinance (Chapter 310 of the laws of Hong Kong), with which each of Quhuo Technology, Quhuo International, and Quhuo Auto has duly complied, each of the Hong Kong Subsidiaries is not required to obtain any other license and permit from the Hong Kong authorities for its respective business or business operation in Hong Kong as of the date of this annual report.

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

In 2023, 2024 and 2025, Quhuo Limited and its subsidiaries transferred cash of approximately nil, nil and RMB8.7 million (US$1.2 million) to Shanghai Quhuo Qushun Information Technology Co., Ltd. (“Shanghai Qushun”) and Hainan Qushun Science & Technology Co., Ltd (“Hainan Qushun”), respectively. In 2023, 2024 and 2025, Shanghai Qushun and Hainan Qushun transferred cash of approximately RMB13.3 million, nil, and RMB47.7 million (US$6.8 million) to the VIE, respectively.

The VIE may transfer cash to Quhuo Information as service fees according to the exclusive business cooperation agreement. In 2023, 2024 and 2025, Quhuo Information also received financial service fees under the exclusive business cooperation agreement of approximately RMB13.0 million, RMB 6.9 million, and RMB5.5 million (US$0.8 million), respectively, and the total amount of service fees that the VIE paid to Quhuo Information were approximately RMB28.4 million, RMB0.7 million, and RMB14.3(US$2.0 million), respectively. In 2023, 2024 and 2025, the VIE did not provide loans to Quhuo Information for working capital support, respectively.

In 2023, 2024 and 2025, no dividends or distributions were made to Quhuo Limited by our subsidiaries.

Our PRC subsidiaries and the VIE are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Under PRC laws and regulations, the Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. Therefore, currently our PRC subsidiaries may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us without the approval of SAFE by complying with certain procedural requirements. Remittance of dividends by a wholly foreign-owned enterprise out of China is subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. And foreign exchange transactions under the “capital account”, includes foreign direct investment and foreign currency debt, including loans we may secure for our onshore subsidiaries, remain subject to limitations and require approvals from, or registration with, SAFE and other relevant Chinese governmental authorities. In addition, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated after-tax profits, if any, each year to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of their respective registered capital. Where the statutory reserve fund is insufficient to cover any loss the PRC subsidiaries incurred in the previous financial year, its current financial year’s accumulated after-tax profits shall first be used to cover the loss before any statutory reserve fund is drawn therefrom. Under PRC laws and regulations, our PRC subsidiaries are permitted to pay dividends only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Such statutory reserve funds, the accumulated after-tax profits that are used for covering the loss, and the paid-up capital cannot be distributed to us as dividends. As a result, our subsidiaries may be restricted in their ability to transfer assets to us in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB227.4 million, RMB117.4 million (US$16.1 million), RMB90.0 million (US$12.9 million), as of December 31, 2023, 2024 and 2025, respectively. We have and will continue to distribute earnings or settle amounts owed under the VIE agreements. Furthermore, cash transfers from our PRC subsidiaries to entities outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries and the VIE to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. For risks related to the fund flows of our operations in China, see “Item 3. Key Information-Risk Factors-Risks Related to Doing Business in China-We may rely on dividends paid by our PRC subsidiary to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of our ADSs and our ordinary shares.”

As of the date of this annual report, Quhuo Limited has not declared or paid any cash dividends or made any transfer of cash or assets to investors, nor does it have any present plan to do so in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information-A. Consolidated Statements and Other Financial Information-Dividend Policy.” For the Cayman Islands, PRC and U.S. federal income tax considerations applicable to an investment in our ADSs and our Class A ordinary shares, see “Item 10. Additional Information-E. Taxation.”

If we intend to distribute dividends through Quhuo Limited, Quhuo Information will transfer the dividends to Quhuo Technology in accordance with the laws and regulations of the PRC, and then Quhuo Technology will transfer the dividends to Quhuo Investment Limited, which then will transfer the dividends to Quhuo Limited, and the dividends will be distributed from Quhuo Limited to all shareholders respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions. To the extent cash or assets in the business is in mainland China or Hong Kong or in an entity domiciled in mainland China or Hong Kong, and may need to be used to fund operations outside of mainland China or Hong Kong, the funds and assets may not be available to fund operations or for other uses outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations by the government on our ability to transfer cash and assets. We may also encounter difficulties in our ability to transfer cash between our subsidiaries and the VIE in China and other subsidiaries largely due to various PRC laws and regulations imposed on foreign exchange. See “Item 3. Key Information – Risk Factors - Risks Related to Doing Business in China - We may rely on dividends paid by our PRC subsidiary to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of our ADSs and our ordinary shares” in this annual report.

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

●	Although we consolidate the results of the VIE and its subsidiaries, we only have access to the assets or earnings of the VIE and its subsidiaries through the VIE agreements. If the PRC authorities determine that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if current regulations change or are interpreted differently in the future, our ability to settle amounts owed by the VIE under the VIE agreements may be seriously hindered.

●	Our wholly owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws, each of our subsidiaries, the VIE and the VIE’s subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, after making an allocation to the statutory reserve funds from their after-tax profits, our wholly owned subsidiaries in China, the VIE and the VIE’s subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends.

●	In addition, if our wholly owned subsidiaries incur debts on their own behalf in the future, the instruments governing their debts may restrict their abilities to pay dividends to us.

●	Remittance of dividends by our wholly owned subsidiaries out of China is subject to examination by the banks designated by SAFE. Approvals by or registration with appropriate government authorities are required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, our PRC subsidiaries may not be able to pay dividends in foreign currencies to us and our access to cash generated from its operations will be restricted. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.” in this annual report.

●	The PRC Enterprise Income Tax Law and its implementing rules provide that dividends paid by a PRC entity to a nonresident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Our Hong Kong subsidiary, Quhuo Technology, may be considered a non-resident enterprise for tax purposes, so any dividends our PRC subsidiaries pay to our Hong Kong subsidiary, Quhuo Technology, may be regarded as China- sourced income and, as a result, may be subject to PRC withholding tax at a rate of up to 10%. If we are required under the PRC Enterprise Income Tax Law to pay income tax for any dividends we receive from our subsidiaries in China, or if our Hong Kong subsidiary, Quhuo Technology, is determined by PRC government authority as receiving benefits from a reduced income tax rate due to a structure or arrangement that is primarily tax-driven, it would materially and adversely affect the amount of dividends, if any, we may pay to our shareholders. However, pursuant to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (1) it must be a company; (2) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (3) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. According to Announcement of the State Administration of Taxation on Issues relating to “Beneficial Owners” in Tax Treaties, promulgated on February 3, 2018, and current practice, a Hong Kong entity must obtain a tax resident certificate from the Hong Kong tax authority to be eligible for the 5% lower PRC withholding tax rate. As such a tax resident certificate is issued by the Hong Kong tax authority on a case-by-case basis, there is no assurance that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to Quhuo Technology.

●	If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders, including the holders of our ADSs, may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of the ADSs or our Class A ordinary shares if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders, including the holders of our ADSs, and any gain realized on the transfer of our ADSs or our Class A ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% which in the case of dividends may be withheld at source. Any such tax may reduce the returns on your investment in our ADSs or our Class A ordinary shares.

Financial Information Related to the VIE

The following table presents the selected condensed consolidated balance sheet information relating to Quhuo Limited, or the Parent, Quhuo Information, the VIE and its subsidiaries as of December 31, 2024 and 2025.

	As of December 31, 2024
	Parent and its	Quhuo	VIE and its
	subsidiaries	Information	subsidiaries	Eliminations	Consolidated
	(RMB in thousands)
Cash	10,725	2,080	50,397	—	63,202
Inter-group balance due from	98,224	43,306	—	(141,530)	—
Other current assets	15,405	54,648	384,462	(44,842)	409,673
Total current assets	124,354	100,034	434,859	(186,372)	472,875
Investment in subsidiaries, the VIE and its subsidiaries	361,823	—	—	(361,823)	—
Other non-current assets	—	550	393,601	—	394,151
Total non-current assets	361,823	550	393,601	(361,823)	394,151
Total assets	486,177	100,584	828,460	(548,195)	867,026
Inter-group balance due to	—	98,234	43,306	(141,540)	—
Other liabilities	21,456	9,150	354,223	21,581	406,410
Total liabilities	21,456	107,384	397,529	(119,959)	406,410
Total shareholders’ equity	464,721	(6,800)	430,931	(428,236)	460,616
Total liabilities and shareholders’ equity	486,177	100,584	828,460	(548,195)	867,026

	As of December 31, 2025
	Parent and its	Quhuo	VIE and its
	subsidiaries	Information	subsidiaries	Eliminations	Consolidated
	(RMB in thousands)
Cash	1,667	61	36,648	-	38,376
Inter-group balance due from	92,010	49,054	-	(141,064)	-
Other current assets	36,188	48,802	329,329	(47,832)	366,487
Total current assets	129,865	97,917	365,977	(188,896)	404,863
Investment in subsidiaries, the VIE and its subsidiaries	276,305	-	-	(276,305)	-
Other non-current assets	-	517	392,982	-	393,499
Total non-current assets	276,305	517	392,982	(276,305)	393,499
Total assets	406,170	98,434	758,959	(465,201)	798,362
Inter-group balance due to	-	92,020	49,054	(141,074)	-
Other liabilities	51,413	(4,113)	394,533	6,925	448,758
Total liabilities	51,413	87,907	443,587	(134,149)	448,758
Total shareholders’ equity	354,757	10,527	315,372	(331,052)	349,604
Total liabilities and shareholders’ equity	406,170	98,434	758,959	(465,201)	798,362

The following table presents the selected condensed consolidated statements of comprehensive (loss)/income and cash flows relating to the Parent, Quhuo Information, the VIE and its subsidiaries for the years ended December 31, 2023, 2024 and 2025.

Selected condensed consolidated statements of comprehensive loss data

	Year Ended December 31, 2023
	Parent and its	Quhuo	VIE and its
	subsidiaries	Information	subsidiaries	Eliminations	Consolidated
	(RMB in thousands)
Revenues	154,455	12,990	3,547,932	(12,990)	3,702,387
Cost of revenues	(151,940)	(23)	(3,383,816)	1	(3,535,778)
Operating and other expenses	(3,415)	(12,784)	(141,886)	(2,516)	(160,601)
(Loss)/gain from VIE and its subsidiaries	8,141	—	—	(8,141)	—
Net income/(loss)	7,241	183	22,230	(23,646)	6,008

	Year Ended December 31, 2024
	Parent and its	Quhuo	VIE and its
	subsidiaries	Information	subsidiaries	Eliminations	Consolidated
	(RMB in thousands)
Revenues	113,267	6,883	2,933,604	(6,883)	3,046,871
Cost of revenues	(106,687)	(600)	(2,865,871)	—	(2,973,158)
Operating and other expenses	(16,086)	(5,974)	(43,461)	(6,580)	(72,101)
(Loss)/gain from VIE and its subsidiaries	18,792	—	—	(18,792)	—
Net income/(loss)	9,286	309	24,272	(32,255)	1,612

	Year Ended December 31, 2025
		Quhuo	VIE and its
	Parent	Information	subsidiaries	Eliminations	Consolidated
	(RMB in thousands)
Revenues	87,602	5,497	2,438,295	(5,497)	2,525,897
Cost of revenues	(73,975)	(97)	(2,439,452)	0	(2,513,524)
Operating and other expenses	(15,176)	(6,230)	(127,850)	(13,628)	(162,884)
(Loss)/gain from VIE and its subsidiaries	(134,287)	-	-	134,287	-
Net (loss)/income	(135,836)	(830)	(129,007)	115,162	(150,511)

Selected condensed consolidated cash flow information

	Year Ended December 31, 2023
	Parent and its	Quhuo	VIE and its
	subsidiaries	Information	subsidiaries	Eliminations	Consolidated
	(RMB in thousands)
Net cash (used in) provided by operating activities	(7,787)	(14,530)	(74,965)	—	(97,282)
Net cash (used in) provided by investing activities	1,419	(22)	2,552	14,435	18,384
Net cash (used in) provided by financing activities	—	14,435	24,221	(14,435)	24,221
Effect of exchange rate changes	116	—	(6)	—	110
Net increase (decrease) in cash and restricted cash	(6,252)	(117)	(48,198)	—	(54,567)

	Year Ended December 31, 2024
		Quhuo	VIE and its
	Parent	Information	subsidiaries	Eliminations	Consolidated
	(RMB in thousands)
Net cash (used in) provided by operating activities	8,804	30,244	(53,786)	—	(14,738)
Net cash (used in) provided by investing activities	863	(5)	13,646	(13,570)	934
Net cash (used in) provided by financing activities	—	(28,750)	47,598	13,570	32,418
Effect of exchange rate changes	153	—	(105)	—	48
Net increase (decrease) in cash and restricted cash	9,820	1,489	7,353	—	18,662

	Year Ended December 31, 2025
		Quhuo	VIE and its
	Parent	Information	subsidiaries	Eliminations	Consolidated
	(RMB in thousands)
Net cash (used in) provided by operating activities	(8,803)	(38,809)	9,673	0	(37,939)
Net cash (used in) provided by investing activities	0	(7)	(29,630)	9,956	(19,681)
Net cash (used in) provided by financing activities	0	36,797	6,128	(9,956)	32,969
Effect of exchange rate changes	(255)	0	(203)	-	(458)
Net increase (decrease) in cash and restricted cash	(9,058)	(2,019)	(14,032)	-	(25,109)

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

Our current auditor, Guangdong Prouden CPAs GP (“Prouden”), as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to PCAOB regular inspections to assess its compliance with the applicable professional standards. Prouden is headquartered in Guangzhou, China, and, as of the date of this annual report, has not been determined by the PCAOB as being unable to be inspected or investigated completely. Given the foregoing, we do not expect to be identified as a “commission-identified issuer”.

Notwithstanding the foregoing, if, in the future, we have been identified by the SEC for two consecutive years as a “Commission-identified issuer” whose registered public accounting firm is determined by the PCAOB that it is unable to inspect or investigate completely because of a position taken by one or more authorities in China, the SEC may prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. We also cannot assure you whether regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. If we fail to meet the new listing standards specified in the HFCAA, we could face possible delisting from the Nasdaq Stock Market, cessation of trading in over-the-counter market, deregistration from the SEC and/or other risks, which may materially and adversely affect the trading price of our ADSs or terminate the trading of our ADSs in the United States. See “Item 3. Key Information – Risk Factors - Risks Related to Doing Business in China - Our Class A ordinary shares may be delisted from a U.S. exchange and prohibited from being traded over-the-counter in the United States under the HFCAA if the PCAOB determines in the future that it is unable to fully inspect or investigate our auditors. The delisting and cease of trading of our ADSs, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment.”

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

D. Risk Factors

Summary of Risk Factors

Our business is subject to numerous risks and uncertainties, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks related to our business and industry

●	our limited operating history and evolving business portfolio, such as our new international business initiative of our vehicle export solutions;

●	our competitive position in the on-demand delivery market and our ability to further diversify our solution offerings;

●	our relatively high customer concentration;

●	our relationships with existing industry customers and our ability to attract new customers;

●	our ability to attract, retain and manage workers on our platform;

●	potential adverse legal, tax, and other consequences with respect to the classification of workers on our platform;

●	our ability to comply with contracts with industry customers;

●	our ability to achieve or sustain profitability and generate positive cash flow;

●	our significant costs in connection with certain business lines;

●	Our reliance on a limited number of our industry customers;

●	our ability to obtain requisite approvals, licenses and permits;

●	unlawful, improper or otherwise inappropriate activities by workers on our platform while delivering our solutions;

●	potential liabilities, expenses of resolving claims and disputes and harm to our business due to the nature of our business;

●	our ability to develop, maintain, and enhance our brand and reputation;

●	increases in labor, energy and other costs in China;

●	our ability to support and resolve intellectual property rights claims and other litigation matters; and

●	our ability to comply with laws and contractual obligations related to data privacy and protection.

Risks related to doing business in China

●	approval of and the filing with the CSRC or other PRC government authorities in connection with our business or offerings;

●	changes in China’s economic, political or social conditions or government policies;

●	uncertainties with respect to the PRC legal system;

●	threat of our ADSs being delisted under the HFCAA if we fail to meet the new listing standards specified in the HFCAA in the future;

●	difficulty for overseas regulators to conduct investigation or collect evidence within China;

●	misappropriation and misuse of our controlling non-tangible assets, including chops and seals; and

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion.

Risks related to doing business in Hong Kong

●	potential political, economic and social instability in Hong Kong;

●	substantial uncertainties and restrictions with respect to the political and economic policies of the PRC government and PRC laws and regulations, which could have a significant impact upon the business in Hong Kong;

●	sanctions and measures that could possibly be triggered in the future with regards to the development of national security laws and regulations in Hong Kong; and

●	possible change in the currency peg system in Hong Kong.

Risks related to our corporate structure

●	uncertainties with respect to the contractual arrangements that establish our corporate structure for operating our business;

●	failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them; and

●	actual or potential conflicts of interest of shareholders of the VIE with us.

Risks related to our corporate governance

●	our status as an exempted company incorporated in the Cayman Islands;

●	our status as a foreign private issuer; and

●	our multi-class voting structure and the concentration of ownership which provide Class B ordinary shareholder considerable influence over corporate matters, including the election of board of directors.

Risks related to our securities

●	volatility of the trading price of our ADSs;

●	the potential delisting of our ADS from Nasdaq; and

●	the sale or availability for sale of substantial amounts of our ADSs.

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

A limited number of industry customers have contributed a significant portion of our revenues in the past. We generated an aggregate of approximately 90%, 89%, and 87% of our total revenues from three major industry customers in 2023, 2024 and 2025, respectively, including Meituan and Taobao Shangou (previously Ele.me). Although we continually seek to diversify our customer base, we cannot assure you that the proportion of the revenue contribution from these industry customers to our total revenues will decrease in the near future, as the on-demand delivery market is highly concentrated. Other on-demand consumer service markets that we serve are also relatively concentrated with a limited number of market players.

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

Our high supplier concentration exposes us to all of the risks faced by our major suppliers and may subject us to significant fluctuations or increases in costs.

We depend on a limited number of suppliers for certain key and services essential to our operations. Three, two, and three suppliers each accounted for more than 10% of cost of revenues during the years ended December 31, 2025, 2024 and 2023, respectively. If any of these major suppliers experience financial difficulties, operational disruptions, natural disasters, geopolitical instability, or other adverse events, we may be unable to source adequate substitutes in a timely manner or on commercially reasonable terms. Any prolonged disruption in our supply chain, or our failure to maintain strong relationships with our key suppliers, could have a material adverse effect on our business, results of operations, and financial condition.

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

We recorded net income of RMB6.0 million and RMB1.6 million in 2023 and 2024, respectively, and net loss of RMB150.5 million (US$21.5 million) in 2025. We recorded net cash used in operating activities of RMB97.3, RMB14.7 million and RMB37.9 million (US$5.4 million) million in 2023, 2024 and 2025, respectively. We cannot assure you that we will be able to generate net profit or generate positive cash flow from operating activities in the future. Our ability to achieve and maintain profitability will depend in large part on our ability to control expenses and manage our growth effectively. We expect to continue to make investments in the development and expansion of our business, which will place significant demands on our management and our operational and financial resources. Continuous expansion may increase the complexity of our business, and we may encounter various difficulties. We may fail to develop and improve our operational, financial and management controls, enhance our financial reporting systems and procedures, recruit, train and retain highly skilled personnel, or maintain customer satisfaction to effectively support and manage our growth. If we invest substantial time and resources to expand our operations but fail to manage the growth of our business and capitalize on our growth opportunities effectively, we may not be able to achieve or maintain profitability, and our business, financial condition, results of operations and prospects would be materially and adversely affected.

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

We have acquired, and may continue to acquire other assets, technologies, products and businesses that are complementary to our existing business or otherwise. We may also enter into strategic partnerships or cooperation agreements with other businesses to expand our platform. Negotiating these transactions can be time-consuming, challenging and expensive, and our ability to close these transactions may often be subject to regulatory approvals that are beyond our control. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to intangible assets, significant diversion of management attention and exposure to potential unknown liabilities of the acquired business. Moreover, the cost of identifying and consummating investments and acquisitions and integrating the acquired businesses into ours may be significant, and the integration of acquired businesses may be disruptive to our existing business operations. Consequently, these transactions, even if undertaken and announced, may not close. For one or more of those transactions, we may issue additional equity securities that would dilute our shareholders’ ownership interest, use cash that we may need in the future to operate our business, incur debt on terms unfavorable to us or that we are unable to repay, incur expenses or substantial liabilities, encounter difficulties retaining key employees of the acquired company or integrating diverse software codes or business cultures, encounter difficulties in assimilating acquired operations, encounter diversion of management’s attention to other business concerns, and become subject to adverse tax consequences, substantial depreciation, impairment losses, or deferred compensation charges. For example, we recorded goodwill impairment of approximately nil in 2023, 2024, and 2025. If our investments and acquisitions are not successful, our business, financial condition, results of operations and prospects may be materially and adversely affected.

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

China’s economy has experienced significant growth, which has resulted in and may further lead to inflation and increased labor costs, energy costs, and vehicle purchase, rental and maintenance costs. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2023, 2024 and 2025 were increases of approximately 0.2%, 0.2%, and 0.0% respectively. Consequently, the costs incurred by workers when providing services on our platform have increased, which in turn has increased our cost of revenue. Our costs and operating expenses associated with energy consumption or vehicle leasing may also increase, which would materially and adversely affect our profit margin. If inflation in China continue to increase and we are unable to pass on these increased costs and expenses to our industry customers by increasing our service fees, our cost of revenue and operating expenses will continue to grow, and our business, financial condition, results of operations and prospects could be materially and adversely affected.

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

We have adopted an equity incentive plan that permits the grant of share options, restricted shares and restricted share units as equity-based awards, to our directors, officers, employees and consultants. We are required to recognize share-based compensation expenses based on the fair value of such share options granted to employees, officers, directors and consultants. We believe the granting of share-based compensation is important to our ability to attract, retain and motivate our management team and qualified employees, and we will continue to grant share-based compensation to employees in the future. We recorded share-based compensation expenses of approximately RMB(0.5) million, nil, and RMB3.0 million in 2023, 2024 and 2025 for options and restricted share units (“RSU”s) granted under a previous share incentive plan and newly granted shares in 2025, respectively. As of the date of this annual report, we have granted options to purchase 9,502,550 ordinary shares under our 2019 Share Incentive Plan and have granted RSUs to purchase an aggregate of 990,000,000 Class A ordinary shares to certain of our employees under our 2025 Plan, which RSUs have fully vested. See “Item 6-Directors, Senior Management and Employees-B. Compensation-Share Incentive Plan” for details. If we adopt new equity incentive plans in the future and grant additional share options or other equity incentives to our employees, directors or consultants thereunder, our expenses associated with share-based compensation may increase significantly, which may have a material and adverse effect on our business, financial condition, results of operations and prospects.

We may require additional capital to support the growth of our business, and this capital might not be available on reasonable terms or at all.

We intend to continue to make investments to support our business growth and may require additional funds to continue to operate our business and respond to business challenges or opportunities, including the need to develop new solution offerings or enhance our existing solution offerings, improve our operating infrastructure and acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our ordinary shares. Any debt financing that we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may hinder our ability to obtain additional capital or pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all.

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

Our management and our independent registered public accounting firm have concluded that our internal control over financial reporting is not effective. and if we fail to remediate our material weaknesses or maintain effective internal control over financial reporting, our ability to accurately and timely report our financial results may be adversely affected

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the Nasdaq Stock Market. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Our management has and our independent registered public accounting firm have concluded that, as of December 31, 2025, our disclosure controls and procedures and internal control over financial reporting were ineffective due to the material weaknesses identified in our internal control over financial reporting. Specifically, we identified two material weaknesses: (1) an ineffective control environment due to the lack of sufficient experience of our personnel in operating our internal audit function, and (2) ineffective monitoring activities designed to assess the operating effectiveness of internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. See “Item 15. Disclosure Controls and Procedures” for details.

Although we have implemented, and will continue to implement, remediation measures, those measures may be costly, may take longer than expected to implement, and may not be sufficient to remediate the identified material weaknesses or prevent the identification of additional material weaknesses in the future. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

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

On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures, and five supporting guidelines, which became effective on March 31, 2023, or, collectively, the Guidance Rules and Notice. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures provides that an overseas listing or offering is explicitly prohibited, if any of the following: (1) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (2) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (4) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (5) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

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

The Overseas Listing Trial Measures further provides that, initial public offerings or listings in overseas markets by domestic companies, either in direct or indirect form, shall be filed with the CSRC pursuant to the requirements of the Overseas Listing Trial Measures within three business days after the relevant application is submitted overseas. The companies that had already been listed on overseas stock exchanges prior to March 31, 2023 or the companies that had obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing prior to March 31, 2023 and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing, but are required make filings for subsequent offerings in accordance with the Overseas Listing Trial Measures. Companies that had already submitted an application for an initial public offering to overseas supervision administrations but had not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing prior to March 31, 2023 may arrange for the filing within a reasonable time period and should complete the filing procedure before such companies’ overseas issuance and listing. Companies, like us, that had already been listed overseas as of March 31, 2023 are not required to make immediate filing with the CSRC but are required to file with the CSRC within three business days after the completion of subsequent securities offerings in the same overseas market where our securities were previously offered and listed, or file the required filing materials with the CSRC within three working days after the submission of relevant application for subsequent securities offerings and listings in other overseas markets. In addition, an overseas listed company is required to report to the CSRC within three business days after the occurrence and announcement of any of the following material events: (1) a change of control of the listed company; (2) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or authorities in respect of the listed company; (3) a change of listing status or transfer of listing segment; and (4) the voluntary or mandatory delisting of the listed company. If there is any material change of the principal business of the listed company after the overseas offering and listing so that the listed company is no longer required to file with the CSRC, it shall file a specific report and a legal opinion issued by a domestic law firm to the CSRC within three business days after the occurrence thereof.

We are required to submit a filing with the CSRC within three business days after completion of the issuance of the Convertible Notes (as defined herein) and the issuance of Class C ordinary shares to LESYU Investments Limited, and may be subject to the filing requirements under the Overseas Listing Trial Measures for our future follow-on offerings. Under the Guidance Rules and Notice, such filings shall include, without limitation, (1) a filing report and relevant commitments, and (2) legal opinions and undertakings issued by PRC counsel. We have submitted a filing in respect of the issuance of the Convertible Notes and the issuance of Class C ordinary shares to LESYU Investments Limited in accordance with the Overseas Listing Trial Measures and the Guidance Rules. The filings in respect of the issuance of the Convertible Notes and Class C ordinary shares are under review and the filing procedures have not been completed with the CSRC.

There can be no assurance that we can complete the filing procedures, obtain the approvals or authorizations, or complete required procedures or other requirements in a timely manner, or at all. We may also not be able to obtain a waiver of the requisite requirements if and when procedures are established to obtain such a waiver, and may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offshore fund-raising activities into the PRC or take other actions that could materially adversely affect our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

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

Our ADSs may be delisted from a U.S. exchange and prohibited from being traded over-the-counter in the United States under the HFCAA if the PCAOB determines in the future that it is unable to fully inspect or investigate our auditors. The delisting and cease of trading of our ADSs, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment.

The HFCAA was enacted in December 2020 and was subsequently amended in December 2022. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years beginning in 2021, the SEC shall prohibit our ordinary shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, the Consolidated Appropriations Act was signed into law, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the delisting of our Company and the prohibition of trading in our securities if the PCAOB is unable to inspect our accounting firm at such future time.

According to Article 177 of the PRC Securities Law (last amended in March 2020), no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities in China. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. Therefore, the audit working papers of our financial statements may not be fully inspected by the PCAOB without the approval of the PRC authorities. Our ADSs could be delisted and prohibited from being traded over-the-counter under the HFCAA if the PCAOB determines in the future that it is unable to fully inspect or investigate our auditor which has a presence in China.

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

We dismissed Marcum Asia and appointed Prouden as our independent registered public accounting firm, effective from June 5, 2025. Our current auditor, Prouden, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to PCAOB regular inspections to assess its compliance with the applicable professional standards. Prouden is headquartered in Guangzhou, China, and, as of the date of this annual report, has not been determined by the PCAOB as being unable to be inspected or investigated completely.

Notwithstanding the foregoing, our ability to retain an auditor subject to PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to us, may depend on the relevant positions of U.S. and Chinese regulators. If, in the future, we have been identified by the SEC for two consecutive years as a “Commission-identified issuer” whose registered public accounting firm is determined by the PCAOB that it is unable to inspect or investigate completely because of a position taken by one or more authorities in China, the SEC may prohibit our ADSs or ordinary shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States. In addition, it remains unclear what the SEC’s implementation process related to the above rules will entail or what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on companies that have significant operations in China and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market). We cannot assure you whether regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. If we fail to meet the new listing standards specified in the HFCAA, we could face possible delisting from the Nasdaq Stock Market, cessation of trading in over-the-counter market, deregistration from the SEC and/or other risks, which may materially and adversely affect the trading price of our ADSs or terminate the trading of our ADSs in the United States.

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

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the PRC territory. While detailed interpretation of the implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase the difficulties you face in protecting your interests. See also “—Risks Related to Our Securities—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law and conduct our operations primarily in China.”

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

Significant revaluation of the Renminbi may have a material adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from our overseas offerings into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or our ADSs for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

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

In light of the flood of capital outflows of China in 2016 due to the weakening Renminbi, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

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

SAFE promulgated the Circular on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third-party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Although SAFE promulgated in 2019 the Circular on Further Promoting the Cross-border Trade and Investment Facilitation, or SAFE Circular 28, pursuant to which non-investment foreign-invested companies are allowed to conduct domestic equity investment with settled capital from foreign exchange if such investment projects are true and compliant and do not otherwise violate the existing Special Management Measures (Negative List) for the Access of Foreign Investment, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds we received from our overseas offerings, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China.

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

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or SAFE Circular 7. Under SAFE Circular 7 and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of share-based awards, the purchase and sale of corresponding shares or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution, or any other material changes. We and our PRC employees who have been granted share-based awards have been subject to SAFE Circular 7 and other relevant rules and regulations as our company has become an overseas listed company since the completion of our initial public offering in July 2020. We have completed the SAFE registration for our 2019 Share Incentive Plan subject to SAFE Circular 7, however, we have not completed the SAFE registration for our 2025 Share Incentive Plan (the “2025 Plan”). According to SAFE Circular 7 and the Regulations on Foreign Exchange Administration, for those who violate the foreign exchange registration management, the SAFE shall order correction, issue a warning, and may impose a fine of not more than RMB 300,000 on legal entities and not more than RMB50,000 on individuals. Any failure of our PRC share-based award holders to complete their SAFE registrations for any other stock incentive plan in the future may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to us, or otherwise materially adversely affect our business.

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

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that Quhuo Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including the ADSs holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of the ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, dividends paid to our non-PRC individual shareholders (including the ADSs holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us), if such gains are deemed to be from PRC sources. These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of Quhuo Limited would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Quhuo Limited is treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our ADSs.

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

We may rely on dividends paid by our PRC subsidiaries to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of our ADSs or ordinary shares.

Quhuo Limited is a holding company, and we may rely on dividends to be paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the holders of our ADSs or ordinary shares and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their abilities to pay dividends or make other distributions to us.

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

Our ADSs are listed on Nasdaq. The Nasdaq corporate governance listing standards permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We have relied on and plan to continue to rely on home country practice with respect to our corporate governance. For example, we do not have a majority of independent directors serving on our board of directors, nor do we have at least three independent directors serving on our audit committee. We have also elected to not have our compensation committee and nominating and corporate governance committee consist of entirely independent directors. See “Item 6. Directors, Senior Management and Employees—C. Board Practices” and “Item 16G. Corporate Governance” for details. As a result, our shareholders may be afforded less protection than they otherwise would enjoy under the Nasdaq rules applicable to U.S. domestic issuers.

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

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act imposing liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

We are no longer an “emerging growth company” and expect to incur additional significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

We are a “controlled company” as defined under the Nasdaq Stock Market Rules. As a result, we are qualified for, and can rely on, exemptions from certain corporate governance requirements that would otherwise provide protection to shareholder of other companies.

We are a “controlled company” as defined under the Nasdaq Listing Rules as Mr. Leslie Yu, our chairman and chief executive officer, holds a majority of the aggregate voting power of our company. For so long as we remain a controlled company, we may rely on certain exemptions from the corporate governance rules, including the rule that we have to establish a nominating and corporate governance committee composed entirely of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Even if we cease to be a controlled company, we may still rely on exemptions available to foreign private issuers, including being able to adopt home country practices in relation to corporate governance matters. See “—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices for corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance listing standards” and “—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”

Our multi-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our authorized and issued ordinary shares are divided into Class A ordinary shares, Class B ordinary shares, and Class C ordinary shares (with certain shares remaining undesignated, with power for our directors to designate and issue such classes of shares as they think fit), and the ADSs represent Class A ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B and Class C ordinary shares are entitled to 480 votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Class C ordinary shares are not convertible into Class A nor Class B ordinary shares.

Mr. Leslie Yu, our chairman and chief executive officer, has control over us and our corporate matter. As of April 2, 2026, Mr. Yu beneficially owned all of our issued Class B and Class C ordinary shares. These Class B ordinary shares constitute less than 1% of our total issued and outstanding share capital and approximately 4.1% of the aggregate voting power of our total issued and outstanding share capital; these Class C ordinary shares constitute approximately 4.4% of our total issued and outstanding share capital and 65.1% of the aggregate voting power of our total issued and outstanding capital, due to the disparate voting powers associated with our multi-class share structure. See “Item 6. Directors, Senior Management and Employees-E. Share Ownership.” As a result of the multi-class share structure and the concentration of ownership, Mr. Yu has considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

The multi-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the multi-class structure of our ordinary shares may prevent the inclusion of the ADSs representing our Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for the ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the ADSs.

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

Risks Related to Our Securities

The trading price of our ADSs likely to be volatile, which could result in substantial losses to investors.

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

We have received a delisting determination from Nasdaq because the closing bid price of our ADSs was $0.10 or less for ten consecutive trading days, and although we intend to timely request a hearing before the Nasdaq Hearings Panel, there can be no assurance that our ADSs will remain listed on Nasdaq. A delisting of our ADSs could materially and adversely affect the market price and liquidity of our ADSs and our ability to raise capital.

Our ADSs are currently listed on the Nasdaq Global Market. The Nasdaq Listing Rules has minimum requirements that a company must meet for continued listing on the Nasdaq Global Market, including the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2). In addition, pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iii), if the closing bid price of a listed security is $0.10 or less for ten consecutive trading days during any applicable compliance period, Nasdaq is required to issue a staff delisting determination with respect to such security. On March 27, 2026, we received a received such a delisting determination from Nasdaq because the closing bid price of our ADSs was $0.10 or less for ten consecutive trading days. Trading in our ADSs will be suspended at the opening of business on April 6, 2026.

We intend to timely request a hearing before the Nasdaq Hearings Panel to appeal Nasdaq’s delisting determination. However, such a request will not stay the trading suspension of the ADSs. There can be no assurance that we will be successful in our appeal, that the Hearings Panel will grant us additional time to regain compliance, or that we will be able to regain and maintain compliance with the applicable Nasdaq continued listing requirements within any period that may be granted to us. Any actions we may take to regain or maintain compliance, including a share consolidation or other measures intended to increase the trading price of our ADSs, may not be successful, and such actions may not enable us to maintain the listing of our ADSs on Nasdaq.

If our ADSs are delisted from Nasdaq, the market liquidity of our ADSs could be materially and adversely affected, and the market price of our ADSs could decline significantly. Delisting could also reduce the visibility of our company in the financial markets, reduce analyst coverage of our company, diminish investor, lender and business partner confidence, and adversely affect our ability to raise additional capital on acceptable terms, or at all. In addition, if our ADSs are delisted from Nasdaq, our ADSs may become eligible for trading only in the over-the-counter market, which is generally characterized by reduced liquidity, increased volatility and more limited trading volume than Nasdaq. Such a transition could further adversely affect the trading market for our ADSs and the ability of holders of our ADSs to sell their ADSs.

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

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. We had 22,672,264,505 Class A ordinary shares, 6,296,630 Class B ordinary shares, and 100,000,000 Class C ordinary shares outstanding as of April 2, 2026.

All of the ADSs are freely tradable without restriction or further registration under the Securities Act unless these shares are owned or purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. The lockup agreement that our directors and executive officers and all of our pre-IPO shareholders signed with the underwriters of our initial public offering has expired, and these shareholders, and the remaining Class A ordinary shares are available for sale subject to volume and other restrictions under Rule 144 and Rule 701 under the Securities Act. To date, the trading volume of the ADSs on the Nasdaq Global Market has been low and, therefore, sales of even relatively small amounts of the ADSs in the public market could adversely affect the market price of the ADSs. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

Since we have broad discretion in how we use the proceeds from our securities offerings, including the offering pursuant to the 2026 Purchase Agreements, we may use the proceeds in ways with which you disagree.

We have not allocated specific amounts of the net proceeds from sales of the ADSs under the 2026 Purchase Agreements (as defined below) for any specific purpose. Accordingly, our management will have some flexibility in applying such net proceeds. You will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that the net proceeds will be invested in a way that does not yield a favorable, or any, return for us. The failure of our management to use such funds effectively could have a material adverse effect on our business, financial condition, operating results and cash flow.

You may experience future dilution as a result of future equity offerings.

In order to raise additional capital, we may at any time, including offering additional ADSs or other securities convertible into or exchangeable for our ADSs at prices that may not be the same as the price per share paid by investors. We may sell our ADSs or other securities in any other offering at a price per ADS that is less than the price per ADS paid by existing investors, and investors purchasing the ADSs or other securities in the future could have rights superior to existing shareholders. The price per share at which we sell additional ADSs, or securities convertible or exchangeable into ADSs, in future transactions may be higher or lower than the price per ADS paid by investors.

We may require additional financing to sustain our operations, and the terms of such subsequent financings may adversely impact our shareholders.

We may need additional capital to finance our future working capital needs, and we may have to raise funds through the issuance of equity or debt securities. Depending on the type and the terms of any financing we pursue, shareholders’ rights and the value of their investment in our ADSs could be reduced. A financing could involve one or more types of securities including, but not limited to, our ADSs, convertible debt or warrants to acquire our ADSs. These securities could be issued at or below the then prevailing market price for our ADSs. In addition, if we issue secured debt securities, the holders of the debt would have a claim to our assets that would be prior to the rights of shareholders until the debt is paid. Interest on these debt securities would increase costs and negatively impact operating results. If the issuance of new securities results in diminished rights to holders of our ADSs, the market price of our ADSs could be negatively impacted. Should the financing we require to sustain our operations and working capital needs be unavailable or prohibitively expensive when we require it, the consequences of our inability to obtain such financing could be a material adverse effect on our business, operating results, financial condition, and prospects.

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

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased our ADSs. You may not realize a return on your investment in our ADSs or even lose your entire investment in our ADSs.

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

The depositary of the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities underlying the ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of the ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

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

We may be a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. investors owning our ADSs.

A non-U.S. corporation, such as our company, will be considered a passive foreign investment company (“PFIC”), for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. Although the law in this regard is not entirely clear, we treat the affiliated entities as being owned by us for U.S. federal income tax purposes because we direct the activities of such entities that most significantly impact their economic performance and are entitled to substantially all of their economic benefits. As a result, we combine and consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the affiliated entities for U.S. federal income tax purposes, we would likely be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the affiliated entities for U.S. federal income tax purposes, and based upon our current and projected income and assets and projections as to the value of our assets, we believe it is reasonable to take the position that we were not classified as a PFIC for the taxable year ended December 31, 2025. However, no assurance can be given in this regard because the determination of whether we have been or will be or become a PFIC is a factual determination made annually that depends, in part, upon the composition of our income and assets and the characterization of such income or assets as active or passive. The IRS may challenge our determination in this regard. The determination of whether we would be or become a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets, including the proceeds from the recent offering. Fluctuations in the market price of the our ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which has been and may continue to be volatile). Our market capitalization has fluctuated significantly during the fiscal year ended December 31, 2025. If our market capitalization does not increase or continues to decline, we could be or become classified as a PFIC for the current taxable year or future taxable years. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we are a PFIC for any tax year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—General”) holds an ADS or ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Passive foreign investment company considerations.”

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

On July 1, 2024, we entered into certain equity acquisition agreements with certain minority shareholders (the “Minority Shareholders”) of Quhuo International, our subsidiary incorporated under the laws of Hong Kong, pursuant to which we acquired an aggregate of 39.1% equity interest in Quhuo International (the “Acquisition”). The Company, the Minority Shareholders and Quhuo International consummated the Acquisition based on a discounted total equity value of Quhuo International of US$94 million. On the same day, we issued certain senior convertible promissory notes (the “Convertible Notes”) to some of the Minority Shareholders, which acquired an aggregate of 793,868,246 Class A ordinary shares upon conversion of the Convertible Notes on August 8, 2024.

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

Effective on August 7, 2025, we changed the ratio of the ADSs to Class A ordinary shares from the then ADS ratio of ten ADS to one Class A ordinary share to a new ADS ratio of one ADS representing nine hundred (900) Class A ordinary shares.

On August 27, 2025, our Board approved the re-designation of 1,993,703,370 authorized but unissued shares, par value US$0.0001 each, as 1,993,703,370 authorized but unissued Class A ordinary shares (the “2025 Re-designation”). The 2025 Re-designation became effective immediately on August 27, 2025. Following the 2025 Re-designation, the authorized share capital of the Company became US$500,000 divided into 5,000,000,000 shares comprising (i) 4,993,703,370 Class A Ordinary Shares and (ii) 6,296,630 Class B ordinary shares of a par value of US$0.0001 each.

On October 7, 2025, we held an extraordinary general meeting of shareholders, through which the shareholders have passed the resolutions approving, among others, (1) the increase of the Company’s authorized share capital from US$500,000 divided into 5,000,000,000 shares comprising of (i) 4,993,703,370 Class A ordinary shares and (ii) 6,296,630 Class B ordinary shares, to US$10,000,000 divided into 100,000,000,000 shares comprising of (i) 80,000,000,000 Class A ordinary shares, (ii) 6,296,630 Class B ordinary shares, and (iii) 19,993,703,370 undesignated shares; (2) the creation of the Class C ordinary shares, par value of US$0.0001 each, by the redesignation of 500,000,000 authorised but unissued un-designated shares as Class C ordinary shares on a one-for-one basis, each carrying voting power equivalent to 480 Class A ordinary shares; (3) the approval and adoption of the Fourth Amended and Restated Memorandum and Articles of Association, in substitution of the Third Amended and Restated Memorandum and Articles of Association; and (4) the issuance of 100,000,000 Class C ordinary shares to LESY Investments, Limited, a British Virgin Islands company wholly-owned by Mr. Leslie Yu, the Chairman and Chief Executive Officer of the Company, for an aggregate consideration of US$10,000.

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

Recent Developments

The 2026 Purchase Agreements

On February 11, 2026, we entered into a series of securities purchase agreements (the “2026 Purchase Agreements”) with certain investors, pursuant to which the investors purchase our ADSs for an aggregate of $9,880,000. For a description of the terms of this agreement, see “Item 10. Additional Information—C. Material Contracts—The 2026 Purchase Agreements.”

The 2025 ATM Agreement

On August 26, 2025, we entered into a sales agreement (the “2025 ATM Agreement”) with AC Sunshine, pursuant to which we may offer and sell, from time to time, to or through AC Sunshine, up to $50,000,000 of our ADSs. We sold an aggregate of 3,101,790 ADSs pursuant to the 2025 ATM Agreement and received net proceeds of $6,203,056.67. The 2025 ATM Agreement was terminated on February 12, 2026.

2026 EGM and Proposed Termination of the ADR Program

On March 11, 2026, we held an extraordinary general meeting of shareholders (the “2026 EGM”), through which the shareholders have passed the resolutions approving, among others, (1) the termination of the Company’s ADR program and the direct listing of the Company’s Class A ordinary shares on Nasdaq; (2) the consolidation of the Company’s share capital at a ratio of 32,000-to-1, such that (i) every 32,000 Class A ordinary shares of a par value of US$0.0001 each be consolidated into one Class A ordinary share of a par value of US$3.20 each, (ii) every 32,000 Class B ordinary shares of a par value of US$0.0001 each be consolidated into one Class B ordinary share of a par value of US$3.20 each, (iii) every 32,000 Class C ordinary shares of a par value of US$0.0001 each be consolidated into one Class C ordinary share of a par value of US$3.20 each, and (iv) every 32,000 undesignated shares of a par value of US$0.0001 each be consolidated into one undesignated share of a par value of US$3.20 each; (3) increase of the Company’s authorized share capital from US$10,000,000 divided into 3,125,000 shares comprising (i) 2,500,000 Class A ordinary shares of a par value of US$3.20 each, (ii) 196.7696875 Class B ordinary shares of a par value of US$3.20 each, (iii) 15,625 Class C ordinary shares of a par value of US$3.20 each and (iv) 609,178.2303125 shares undesignated shares of a par value of US$3.20 each to US$3,840,000,000 divided into 1,200,000,000 shares comprising (i) 1,000,000,000 Class A ordinary shares of a par value of US$3.20 each, (ii) 10,000,000 Class B ordinary shares of a par value of US$3.20 each, (iii) 10,000,000 Class C ordinary shares of a par value of US$3.20 each, and (iv) 180,000,000 undesignated shares of a par value of US$3.20 each; (4) the capital reduction and share reorganization, pursuant to which the par value of each authorized and issued share be reduced from US$3.20 to US$0.0001 and the resulting credit was transferred to a distributable reserve, the authorized but unissued shares were sub-divided on a 1-for-32,000 basis, the authorized share capital be reduced from US$3,840,000,000 to US$120,000 and re-designated into shares of US$0.0001 par value, and the new Class A ordinary shares, Class B ordinary shares, Class C ordinary shares, and undesignated shares to rank pari passu; and (5) authorization of the Board of the Company to effect one or more potential share consolidations within five (5) years after the 2026 EGM, at a consolidation ratio of 1-for-1,000 or such lesser whole number (but not fewer than two) as determined by the Board in its discretion. None of the resolutions of our 2026 EGM has been implemented as of the date of this annual report.

B.	Business Overview

We are a leading gig economy platform focusing on local life services in China. We operate a platform of large, flexible and standardized workforce. As of December 31, 2025, we had approximately 969,000 registered workers on our platform. We provide tech-enabled, end-to-end operational solutions primarily to consumer service businesses, including on-demand delivery solutions, mobility service solutions, housekeeping and accommodation solutions, and other services. Leveraging our internal technology infrastructure, we are able to deploy workers across different regions and industries to serve our customers in a flexible, standardized and specialized manner, such as fulfilling delivery orders of prepared food, grocery and fresh food, carrying out maintenance works for shared bikes, fulfilling intra-city and long-distance transportation orders, and providing housekeeping and accommodation services for hotels and B&Bs. We generate revenue primarily from service fees paid by our industry customers, and to a lesser extent, from rental fees under our car leasing agreements with drivers engaged in our ride-hailing solutions.

To the on-demand consumer service companies that we serve, our platform helps them mobilize a large team of workers who can follow industry-specific, standardized and highly efficient service procedures through a combination of training, performance monitoring and refinement, and incentives. As such, our industry customers can focus more on their business strategy and operational and financial performance. As of December 31, 2025, our industry customers comprised many top market players in their respective industries, such as Meituan and Taobao Shangou (previously Ele.me) in the on-demand delivery industry and other chain restaurants such as KFC, Didi and Qingju Bike in the mobility-as-a-service sector (including bike-sharing and ride-hailing). We had reached 277 cities across 31 provinces, municipalities and autonomous regions in China as of December 31, 2025.

To the workers on our platform, we provide them with diversified, flexible earning opportunities. We empower workers with minimal work experience to begin their career and progress with us. In the three months ended December 31, 2025 and 2024, we had approximately 39,500 and 33,000 average monthly active workers on our platform, respectively. We believe that the size of our workforce allows us to better serve our industry customers when they enter new geographical markets or new on-demand consumer service industries. We also encourage workers on our platform to bring in their friends, relatives and acquaintances to continually and organically expand our workforce network and minimize worker turnovers, making our platform more stable.

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

The following diagram is a simplified presentation of our business model and our role as a gig economy platform:

Additionally, in 2023, we launched our vehicle export solutions through Quhuo International, specializing in the international trade and export of new energy vehicles (the “NEVs”). We have established collaboration with domestic car manufacturers and dealerships to procure high-quality new and used NEVs. Prior to the export, these NEVs undergo rigorous quality and performance preparations and upgrades. By developing a NEV trading system, Quhuo International utilizes its own logistics system to transport vehicles to the dealer network in international markets and provides operational support to promote the application and expansion of NEVs globally. We generate revenue from the sale of new and used NEVs.

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

The following flowchart illustrates the typical transaction process of our on-demand delivery solutions:

As of December 31, 2025, we delivered our on-demand delivery solutions in 62 cities in China. In the three months ended December 31, 2023, 2024 and 2025, our average monthly delivery riders were over 45,000, 41,700, and 33,000 respectively, and the average monthly delivery orders fulfilled by those delivery riders were approximately 48.8 million, 40.6 million, and 35.0 million, respectively.

Mobility service solutions

Our mobility service solutions comprise ride-hailing solutions, shared-bike maintenance solutions, and vehicle export solutions.

Ride-hailing solutions

We launched our ride-hailing solutions in October 2018. Under the current regulatory regime in China, ride-hailing drivers are required to obtain licenses both for themselves and for the vehicles they steer. Ride-hailing companies and drivers may be subject to fines and bans for violation of the relevant regulations. We attract ride-hailing companies with our access to a fleet of qualified ride-hailing drivers that are in short supply. We attract qualified candidates to our platform with our car leasing arrangements, under which we sublease vehicles with the requisite license to drivers and charge them monthly rental fees. As a result, we relieve their financial burden in obtaining a vehicle when they enter the ride-hailing market. We also provide them with strong driver-centric support and services, such as filing for insurance claims, roadside assistance and vehicle repair and maintenance. In addition to inviting qualified ride-hailing drivers to join us, we also motivate workers with driving skills on our platform to obtain the required permit so that they could become qualified ride-hailing drivers and take part in our ride-hailing solutions. As of December 31, 2025, all the ride-hailing drivers on our platform work on a part-time basis. We believe that it is more cost-effective to convert existing eligible workers on our platform into drivers than to attract new drivers through referrals or marketing campaigns and that our access to a large pool of eligible workers represents incremental growth potential.

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

As of December 31, 2025, we delivered our ride-hailing solutions to a major ride-hailing company in one city in China. Drivers on our platform fulfilled approximately 0.1 million rides for the fiscal year 2025.

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

We derive revenue from service fees paid by bike-sharing companies based on specific indicators for maintenance and transportation services, respectively. As of December 31, 2025, we delivered shared-bike maintenance solutions in 13 cities in China.

Vehicle export solutions

We launched our vehicle export solutions in 2023, specializing in the international trade and export of NEVs. We have established partnerships with domestic car manufacturers and dealerships to procure high-quality new and used NEVs. For used NEVs, we have introduced a standardized classification system through refurbishment and upgrading to ensure consistent quality. Leveraging our expertise and experience in local life services and ride-hailing operations, we have developed a “technology + resources” model tailored for international markets. This integrated solution combines vehicle exports with a ride-hailing operation system, enabling overseas dealers to adopt full-service mobility solutions. Our goal is to create a win-win ecosystem that spans from vehicle procurement to local mobility operations. For example, in Azerbaijan, we, through Quhuo International, have established a strategic partnership with a local car dealer Volt Auto and mobility platform Bolt. Through this partnership, we provide NEVs, supported by our proprietary technology platform and operational expertise, to help enhance local ride-hailing services in Azerbaijan. By integrating our online SaaS platform with offline operational support, we aim to assist local dealers in accelerating inventory turnover while significantly improving operational efficiency and service quality of local ride-hailing services.

We derive revenue from sales of vehicles. During the two fiscal years of 2024 and 2025, we shipped an aggregate of over 2,300 vehicles through our vehicle export solutions.

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

We derive revenue from service fees paid by our industry customers based on service hours and/or the number of fulfilled orders, subject to KPI-based adjustments. As of December 31, 2025, we delivered housekeeping solutions in 268 cities.

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

Our Geographic Footprint

We operate across multiple industries within a single city in an efficient manner as we consolidate the management of each business line based on Quhuo+ and our offline business support team. As of December 31, 2025, our geographic footprint reached 277 cities across 31 provinces, municipalities and autonomous regions in China, among which we provided solutions for multiple industries in 63 cities. We have also established collaboration relationships with overseas partners with footprint across twelve countries in Middle East, Eastern Europe, and Western Asia.

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

Our workforce levels during the periods presented were primarily affected by the disposal of certain underperforming service stations since 2022. Accordingly, our average monthly active workers decreased from approximately 53,500 in the three months ended December 31, 2023 to 33,000 in the three months ended December 31, 2024, and then increased to 39,500 in the three months ended December 31, 2025. We provide workers with stable earning opportunities across different industry settings, career advancement prospects, and a supportive community with inclusive work-life support and services. As many workers joined us as fresh high school or college graduates with minimal work experience, we enable them to begin their career and progress on our platform. Moreover, many workers quit their old jobs under the traditional employment model, such as factory workers, and joined us for higher earning potential and more flexibility in terms of working hours and career options.

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

With Quhuo+, we have assigned an internal team of operational managers to track and benchmark the performance data generated from our service stations for our on-demand delivery solutions and assist our team leaders in formulating performance improvement plans for the service stations they are in charge of. Our operational managers communicate with team leaders periodically to review the operating data on Quhuo+ and discuss measures to address any issues identified. They are also in charge of maintaining relationships with industry customers, helping team leaders design and implement service fee plans of their respective service stations, applying for large expenses on behalf of their designated service stations, and assisting each service station in optimizing efficiency and reducing cost, logistics management, annual inspection of business registration, corporate culture development, and tax and financing matters. We believe our operational managers are able to help team leaders become more adaptive to the management role and develop and improve their effective managerial skills by applying the data and functions on Quhuo+. As of December 31, 2025, we had a team of 214 operational managers, all employed by us.

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

Our Technology

Quhuo+ forms the backbone of our business operations. We strategically designed Quhuo+ to be flexible and scalable with modularized functions. See “—Quhuo+” for details. As of December 31, 2025, we had a dedicated team of 35 technology research and development professionals with an average of eight years of relevant industry experience.

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

Intellectual Property

We regard our trademarks, domain names, know-how, proprietary technologies and other similar intellectual properties as critical to our success, and we rely on trademark and trade secret laws and confidentiality and non-compete agreements with our employees and others to protect our proprietary rights. As of the date of this annual report, we hold or otherwise have legal right to use 53 registered copyrights for software and 55 registered trademarks in China.

We intend to protect our technology and proprietary rights vigorously, but there can be no assurance that our efforts will be successful. Even if our efforts are successful, we may incur significant costs in defending our rights. From time to time, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry and Industry —We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.”

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We purchase personal accident insurance for workers engaged in our on-demand delivery and shared-bike maintenance solutions, and automobile insurance for drivers engaged in our ride-hailing solutions. We purchase commercial liability insurance to protect our business against claims of property damage and bodily injury. We also provide our employees with social security insurance, including pension insurance, unemployment insurance, work-related injury insurance and medical insurance. However, we do not maintain property insurance policies covering our equipment and facilities for losses due to fire, earthquake, flood or any other disaster, except for certain service stations for our on-demand delivery solutions. Consistent with customary industry practice in China, we do not maintain business interruption insurance or key employee insurance for our executive officers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have limited insurance coverage which could expose us to significant costs and business disruption.”

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

The State Council promulgated the Interim Regulation on Express Delivery with effect from May 1, 2018 and amended on March 2, 2019 and April 13, 2025. The regulation provides that operation of express delivery business shall obtain an express delivery business license first and the express operating enterprise shall use safety inspection equipment that meets mandatory national standards, establish express waybill and electronic data management systems and safety production responsibility system, response plans for emergencies to ensure the safety of express service. Express operating enterprises shall optimize the packaging methods and design, save packaging materials, minimize secondary packaging in the process of delivery, establish and implement the system for recovery and reuse of packaging materials.

Road Transportation Operating License

Regulations on Road Transportation of the PRC has been promulgated by the State Council and latest amended on January 30, 2026, which requires that those applying to engage in freight transport operations shall have vehicles that are appropriate to the business and have been tested and qualified, drivers who meet the prescribed conditions and a sound production safety management system. Using ordinary freight vehicles with a gross mass of 4,500 kilograms and below to engage in ordinary freight transport operations is not required to apply for a road transportation operating license and vehicle operating licenses.

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

On December 25, 2024, the Law on Value-Added Tax of the People’s Republic of China (the “VAT Law”) has been promulgated and took effect as from January 1, 2026. The VAT Law has refined, improved and adjusted relevant provisions on value-added tax on the basis of keeping the current tax framework and the tax burden generally unchanged.

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

On September 12, 2025, the SAFE promulgated the Circular on Deepening Reforms on Management of Foreign Exchange for Cross-border Investment and Financing, which optimized the policy on income payment under the capital account. Use of foreign exchange incomes of capital account shall follow the principles of authenticity and self-use and shall not be used for the following purposes: (i) directly or indirectly used for expenditures prohibited by laws and regulations; (ii) unless otherwise explicitly stipulated, directly or indirectly used for securities investment or other investment and wealth management products except for financial products with a risk rating not higher than level two and structured deposits; and (iii) used for granting loans to non-affiliated enterprises, unless otherwise permitted by its business scope.

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

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong)

The Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong), or the MWO, provides for a prescribed minimum hourly wage rate (currently at HK$42.1 per hour) during the wage period for every employee engaged under a contract of employment under the EO. Any provision of the employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employee by the MWO is void.

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

C.      Organizational Structure

The following diagram illustrates our simplified corporate structure, including our principal subsidiaries, the VIE and its subsidiaries, as of the date of this annual report:

(1)	The remaining 15.9% of the ownership interests of Quhuo International is owned by Mr. Bo Liang, the general manager of Quhuo International, and WANZG Limited, ALGQIANYE Limited, SYNKGS Limited, YHADS Limited, entities owned by Lidong Zhang, Zhihui Song, Yingxi Yue, and Mr. Yanhong Zhang, each an employee of us.
(2)	The shareholders of Beijing Quhuo include Ms. Peilin Yu, sister of Mr. Leslie Yu, Mr. Shuyi Yang, Mr. Zhen Ba, Ningbo Maiken Investment Management LLP and Mr. Tongtong Li, holding approximately 25.7264%, 24.9784%, 9.6547%, 38.8250% and 0.8154% of the equity interests of the VIE, respectively.
(3)	The remaining 30% of the equity interests of Nantong Runda Marketing Planning Co., Ltd. is owned by two independent individuals.
(4)	The remaining 49% of the equity interests of Jiangxi Youke Automobile Rental Service Co., Ltd. is owned by an independent individual.
(5)	The remaining 54.16% of the equity interest of Haikou Chengtu Network Technology Co., Ltd. is owned by four independent third parties.

The following table sets out the details of our subsidiaries and the affiliated entities that are significant to us.

Subsidiaries	Place of Incorporation
Quhuo Investment Limited	BVI
Quhuo Technology Investment (Hong Kong) Limited	Hong Kong

Carnuxt Global Ltd	Cayman Islands
Quhuo International Trade (HK) Limited	Hong Kong
Beijing Quhuo Information Technology Co., Ltd.	PRC

Affiliated Entities	Place of Incorporation
Beijing Quhuo Technology Co., Ltd.	PRC
Shanghai Quhuo Network Technology Co., Ltd.	PRC
Ningbo Xinying Network Technology Co., Ltd.	PRC
Nantong Runda Marketing Planning Co., Ltd.	PRC
Shanghai Yijida Network Technology Co., Ltd.	PRC
Ningbo Dagong Network Technology Co., Ltd.	PRC
Jiangxi Youke Automobile Rental Service Co., Ltd.	PRC
Haikou Chengtu Network Technology Co., Ltd	PRC
Lailai Information Technology (Shenzhen) Co., Ltd.	PRC
Hainan Xinying Technology Co., Ltd.	PRC
Hainan Quhuo Technology Co., Ltd.	PRC
Hainan Quxing Holdings Co., Ltd.	PRC

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

D. Property, plants and equipment

Our principal executive offices are located in Beijing, China, where we lease premises of approximately 995 square meters, with a lease term of three years. As of December 31, 2025, we leased properties in other cities with an aggregate of approximately 2,855 square meters to support our business operations, with lease terms primarily ranging from one to two years.

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

A.	Operating Results

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

Our revenues were approximately RMB3,702.4 million, RMB 3,046.9 million and RMB 2,525.9 million (US$361.2 million) in 2023, 2024 and 2025, respectively. We recorded net income of approximately RMB6.0 million and RMB1.6 million in 2023 and 2024, respectively, and we recorded net loss of approximately RMB150.5 million (US$21.5 million) in 2025. Excluding the effect of share-based compensation expenses, we recorded adjusted net income of approximately RMB5.5 million and RMB1.6 million in 2023 and 2024, respectively, and we recorded adjusted net loss of approximately RMB147.5 (US$21.1 million) in 2025. See “-Non-GAAP Financial Measures.”

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

The table below sets forth a reconciliation of the non-GAAP financial measures for the periods indicated:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
GAAP net income/(loss)	6,008	1,612	(150,511)	(21,522)
Reconciliation item:
Add:
Share-based compensation expenses, net of tax impact of nil	(495)	—	3,011	431
Non-GAAP adjusted net income/(loss)	5,513	1,612	(147,500)	(21,091)
Add:
Income tax benefit	(927)	(18,343)	(31,797)	(4,547)
Depreciation	5,316	4,508	1,428	204
Amortization	20,430	17,192	14,277	2,042
Interest expense	4,882	4,105	4,196	600
Non-GAAP adjusted EBITDA	35,214	9,074	(159,396)	(22,792)

Key Components of Our Results of Operations

Revenues

We generate revenues from on-demand delivery solutions, mobility service solutions and housekeeping solutions and other services. In 2023, 2024 and 2025, our total revenues were RMB3,702.4 million, RMB3,046.9 million and RMB2,525.9 million (US$361.2 million), respectively. The following table sets forth the breakdown of our total revenues, both in absolute amounts and as a percentage of total revenues, for the periods indicated.

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(RMB in thousands, except for percentages)
Revenues:
On-demand delivery solutions	3,412,802	92.2	2,828,483	92.8	2,334,185	333,783	92.4
Mobility service solutions	233,837	6.3	175,148	5.7	115,665	16,540	4.6
Housekeeping solutions	48,670	1.3	30,125	1.0	75,915	10,856	3.0
Others	7,078	0.2	13,115	0.5	132	19	0.0
Total revenues	3,702,387	100.0	3,046,871	100.0	2,525,897	361,198	100.0

On-demand delivery solutions

In 2023, 2024 and 2025, our revenues generated from on-demand delivery solutions were RMB3,412.8 million, RMB2,828.5 million, and RMB2,334.2 million (US$333.8 million), representing 92.2%, 92.8% and 92.4% of our total revenues in the same periods, respectively. We derive revenue from service fees paid by industry customers based on the number of fulfilled orders, generally subject to monthly dynamic KPI-based adjustments, such as the timely delivery rate and complaint rate. Different industry customers may use different formulas to calculate such adjustments, which may change from time to time in line with their specific requirement and assessment of our services.

Mobility service solutions

Our mobility service solutions comprise ride-hailing solutions, shared-bike maintenance solutions and vehicle export solutions. Our revenues generated from mobility solutions were RMB233.8 million, RMB175.1 million and RMB115.7 million (US$16.5 million) in 2023, 2024 and 2025, respectively. For shared-bike maintenance solutions, we derive revenue from service fees paid by bike-sharing companies based on service hours and/or the number of shared-bikes we transported and identified as malfunctioned. For ride-hailing solutions, we primarily derived revenue from rental fees under our car leasing agreements with drivers. For vehicle export solutions, we derive revenue from selling vehicles under our sales contracts with clients.

Housekeeping solutions

We launched our housekeeping solutions in January 2019, and continuously tapped into new industries to provide diversified, flexible earning opportunities for workers on our platform. We generated revenues of RMB48.7 million, RMB30.1 million and RMB75.9 million (US$10.9 million) from housekeeping solutions in 2023, 2024 and 2025, respectively. We primarily derived revenue from service fees paid by industry customers based on the number of fulfilled orders.

Cost of revenues

Our cost of revenues was RMB3,535.8 million, RMB2,973.2 million and RMB2,513.5 million (US$359.4 million) in 2023, 2024 and 2025, respectively. The following table sets forth the components of cost of revenues, both in absolute amount and as a percentage of our total revenues, for the periods indicated.

	For the year ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues:
Service fees paid to workers and team leaders	3,029,775	81.8	2,550,845	83.7	2,186,992	312,735	86.4
Hiring expenses	117,964	3.2	114,763	3.8	110,399	15,787	4.4
Insurance expenses	83,405	2.3	85,964	2.8	79,964	11,435	3.2
Vehicle export expenses	151,856	4.1	100,588	3.3	68,270	9,762	2.7
Office and equipment expenses	92,171	2.5	75,191	2.5	44,335	6,340	1.8
Platform commissions	5,196	0.1	4,110	0.1	6,349	908	0.3
Car rental and maintenance expenses	13,788	0.4	18,414	0.6	2,037	291	0.1
Freight services costs	15,131	0.4	695	-	96	14	-
Others(1)	26,492	0.7	22,588	0.7	15,082	2,157	0.6
Total	3,535,778	95.5	2,973,158	97.5	2,513,524	359,429	99.5

(1)	Represents depreciation and amortization, taxes and surcharges and other costs.

Service fees paid to workers and team leaders

We incurred service fees paid to workers and team leaders in relation to our on-demand delivery solutions, mobility service solutions and housekeeping and accommodation solutions and other services. Our service fees were RMB3,029.8 million, RMB2,550.8 million and RMB 2,187.0 million (US$312.7 million) in 2023, 2024 and 2025, respectively.

Hiring expenses

Hiring expenses related to service fees paid to third-party labor service companies and referral fees paid to existing workers on our platform. Our hiring expenses were RMB118.0 million, RMB114.8 million and RMB110.4 million (US$15.8 million) in 2023, 2024 and 2025, respectively.

Insurance expenses

Insurance costs were incurred for purchasing relevant insurance policies for workers on our platform. Our insurance costs were RMB83.4 million, RMB86.0 million and RMB80.0 million (US$11.4 million) in 2023, 2024 and 2025, respectively.

Vehicle export expenses

Vehicle export expense related to cost of procurement, technical preparation and upgrades fees and exportation of vehicles paid to third-party companies. Our vehicle export expenses were RMB151.9 million, RMB100.6 million and RMB68.3 million (US$9.8 million) in 2023, 2024 and 2025, respectively.

Office and equipment expenses

Office and equipment expenses related to rental fees and property management fees in relation to our service stations and on-demand delivery supplies purchased for riders. Our office and equipment expenses were RMB92.2 million, RMB75.2 million and RMB44.3 million (US$6.3 million) in 2023, 2024 and 2025, respectively.

Car rental and maintenance expenses

Car rental and maintenance expenses related to rental fees we paid to lessors for rented vehicles for our mobility service solutions and the depreciation expense and maintenance expense associated with the vehicles we owned. Our car rental and maintenance costs were RMB13.8 million, RMB18.4 million and RMB 2.0 million (US$0.3 million) in 2023, 2024 and 2025, respectively.

Platform commissions

Platform commissions represented commission charges paid to B&B reservation platforms in relation to our accommodation services. Our platform commissions were RMB5.2 million, RMB4.1 million and RMB 6.3 million (US$0.9 million) in 2023, 2024 and 2025, respectively.

Gross Profit

As a result of the foregoing, our gross profit was RMB166.6 million, RMB73.7 million and RMB12.4 million (US$1.8 million) in 2023, 2024 and 2025, respectively, and our gross profit margin was 4.5%, 2.4% and 0.5% in 2023, 2024 and 2025, respectively.

Operating Expenses

Our operating expenses consist of general and administrative expenses, research and development expenses and gain on disposal of assets. The following table sets forth the components of operating expenses, in absolute amounts and as a percentage of our total revenues, for the periods indicated.

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses:
General and administrative expenses	(184,336)	(5.0)	(148,627)	(4.9)	(187,775)	(26,851)	(7.4)
Research and development expenses	(12,378)	(0.3)	(10,690)	(0.4)	(7,114)	(1,017)	(0.3)
Gain on disposal of intangible assets	22,317	0.6	75,220	2.5	4,441	635	0.2
Total operating expenses	(174,397)	(4.7)	(84,097)	(2.8)	(190,448)	(27,233)	(7.5)

General and administrative expenses

We recorded general and administrative expenses of RMB184.3 million, RMB148.6 million and RMB187.8 million (US$26.9 million) in 2023, 2024 and 2025, respectively. Our general and administrative expenses consist primarily of (1) salaries and benefits for our operational staff, (2) professional service fees, (3) share-based compensation expenses and (4) office expenses.

Research and development expenses

We recorded research and development expenses of RMB12.4 million, RMB10.7 million and RMB7.1 million (US$1.0 million) in 2023, 2024 and 2025, respectively. Our research and development expenses consist primarily of salaries and benefits for our research and development personnel. We believe that our continued investment in research and development is critical to our growth. As we seek to upgrade our technology infrastructure, including Quhuo+, to support our business growth, we remain committed to allocating resources to support our ongoing research and development.

Gain on disposal of intangible assets

We recorded gain on disposal of intangible assets of RMB22.3 million, RMB75.2 million and RMB4.4 million (US$0.6 million) in 2023, 2024 and 2025, respectively, which primarily related to the transfer of certain customer relationships to third parties by disposing of service stations in our on-demand delivery solutions.

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

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Revenues	3,702,387	3,046,871	2,525,897	361,198
Cost of revenues	(3,535,778)	(2,973,158)	(2,513,524)	(359,429)
General and administrative expenses	(184,336)	(148,627)	(187,775)	(26,851)
Research and development expenses	(12,378)	(10,690)	(7,114)	(1,017)
Gain on disposal of intangible assets	22,317	75,220	4,441	635
Total operating expenses	(174,397)	(84,097)	(190,448)	(27,233)
Operating loss	(7,788)	(10,384)	(178,075)	(25,464)
Interest income	1,047	385	193	28
Interest expense	(4,882)	(4,105)	(4,196)	(600)
Other income/(expenses), net	16,704	(2,627)	(230)	(33)
Income/(loss) before income tax	5,081	(16,731)	(182,308)	(26,069)
Income tax benefit	927	18,343	31,797	4,547
Net income/(loss)	6,008	1,612	(150,511)	(21,522)
Net (loss)/income attributable to non-controlling interests	(2,674)	1,093	1,047	150
Net income/(loss) attributable to ordinary shareholders of Quhuo Limited	3,334	2,705	(149,464)	(21,372)
Non-GAAP Financial Data(1)
Adjusted net income/(loss)	5,513	1,612	(147,500)	(21,091)
Adjusted EBITDA	35,214	9,074	(159,396)	(22,792)

(1)	See “-Non-GAAP Financial Measures.”

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenues

Our revenues decreased by 17.1% from RMB3,046.9 million in 2024 to RMB2,525.9 million (US$361.2 million) in 2025, primarily due to the following reasons.

●	Revenues from on-demand food delivery solutions were RMB2,334.2 million (US$333.8 million), compared with RMB2,828.5 million in 2024, representing a decrease of 17.5%. The decrease was primarily because we optimized our business by disposing of several underperforming service stations in 2024, which led to a decrease in revenue scale.

●	Revenues from mobility service solutions were RMB115.7 million (US$16.5 million), compared with RMB175.1 million in 2024, representing a decrease of 34.0%. The decrease was primarily due to (i) a decrease in vehicle sales volume in our vehicle export solutions business as a result of the introduction of a new business model and a decrease customer orders, and (ii) the optimization of our business by ceasing our ride-hailing solutions services in several underperforming service cities.

●	Revenues from housekeeping and accommodation solutions and other services were RMB76.0 million (US$10.9 million), an increase of 75.9%, compared with RMB43.2 million in 2024, primarily due to the adoption of online promotion channels in addition to traditional platform-based customer acquisition.

Cost of revenues

Our cost of revenues decreased by 15.5% from RMB2,973.2 million in 2024 to RMB2,513.5 million (US$359.4 million) in 2025, primarily due to the following reasons.

●	Service fees paid to workers and team leaders decreased by 14.3% from RMB2,550.8 million in 2024 to RMB2,187.0 million (US$312.7 million) in 2025, generally in line with the decrease in revenue from on-demand delivery solutions.

●	Hiring expenses decreased by 3.8% from RMB114.8 million in 2024 to RMB110.4 million (US$15.8 million) in 2025, primarily relating to improved retention rate of workers on our platform.

●	Insurance expenses decreased by 7.0% from RMB86.0 million in 2024 to RMB80.0 million (US$11.4 million) in 2025, primarily due to the decrease in the number of traffic accidents involving workers on our platform.

●	Vehicle export expenses decreased by 32.1% from RMB100.6 million in 2024 to RMB68.3 million (US$9.8 million) in 2025, in line with decrease in revenue from vehicle export solutions business.

●	Office and equipment expenses increased by 41.0% from RMB75.2 million in 2024 to RMB44.3 million (US$6.3 million) in 2025, primarily due to the decrease in our procurement of riders’ equipment in anticipation of the decrease in demand for our solutions.

●	Platform commissions increased from RMB4.1 million in 2024 to RMB6.3 million (US$0.9 million) in 2025, primarily due to the increase in business of B&B.

Operating expenses

General and administrative expenses

Our general and administrative expenses increased by 26.3% from RMB148.6 million in 2024 to RMB187.8 million (US$26.9 million) in 2025, primarily due to (i) provision for credit loss of long-term receivables of RMB25.6 million (US$3.7 million), (ii) an increase of professional service fees from RMB37.2 million in 2024 to RMB44.0 million (US$6.3 million) in 2025, due to ADS issuance costs we incurred in 2025 of RMB13.1 million (US$1.9 million), (iii) an increase of welfare and business development expenses and office expenses from RMB28.4 million in 2024 to RMB33.5 million (US$4.8 million) in 2025, resulting from the expansion into new cities for our housekeeping services, and (iv) share-based compensation expenses of RMB3.0 million (US$0.4 million).

Research and Development Expenses

Our research and development expenses remained relatively stable at RMB10.7 million in 2024 and RMB7.1 million (US$1.0 million) in 2025, primarily due to the decrease in the average compensation level for our research and development personnel as we restructured our R&D team.

Gain on disposal of assets

We recorded gain on disposal of assets, of RMB75.2 million and RMB4.4 million (US$0.6 million) in 2024 and 2025, respectively, primarily due to the disposal of certain underperforming service stations to third parties in 2024.

Operating loss

As a result of the foregoing, we recorded operating loss of RMB10.4 million and RMB178.1 million (US$25.5 million) in 2024 and 2025.

Interest income

We recorded interest income of RMB0.4 million and RMB0.2 million (US$28,000) in 2024 and 2025, respectively, which represented interest on our bank deposits.

Interest expense

We recorded interest expense of RMB4.1 million and RMB4.2 million (US$0.6 million) in 2024 and 2025, respectively, which represented interest on our short-term bank borrowings.

Other expense, net

We recorded other expense, net of RMB2.6 million and RMB0.2 million (US$33,000) in 2024 and 2025, respectively.

Income tax benefit

We recorded income tax benefit of RMB18.3 million and RMB31.8 million (US$4.5 million) in 2024 and 2025, respectively, because we reversed certain previously unrecognized tax benefits relating to prior years once the applicable statute of limitations expired.

Net income/(loss)

As a result of the foregoing, we had net income of RMB1.6 million in 2024 and net loss of RMB150.5 million (US$21.5 million) in 2025.

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

Income tax (expense)/benefit

We recorded income tax benefit RMB18.3 million (US$2.5 million) in 2024, as compared to RMB0.9 million in 2023, primarily because we reversed certain previously unrecognized tax benefits relating to prior years once the applicable statute of limitations expired.

Net (loss)/income

As a result of the foregoing, we had net income of RMB6.0 million in 2023 and net income of RMB1.6 million (US$0.2 million) in 2024.

B.	Liquidity and Capital Resources

Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from our operations and external financing.

As of December 31, 2025 and 2024, we had approximately RMB38.4 million (US$5.5 million) and RMB63.2 million, respectively, in cash. Our cash consists primarily of cash and demand deposits. We believe that our current cash and cash equivalents, time deposits and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs from operations and other commitments for at least the next 12 months from the date of the issuance of the consolidated financial statements.

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

The following table sets forth a summary of our cash flows for the years indicated.

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(97,282)	(14,738)	(37,939)	(5,426)
Net cash generated from/(used in) investing activities	18,384	934	(19,681)	(2,814)
Net cash generated from financing activities	24,221	32,418	32,969	4,715
Effect of exchange rate changes on cash and restricted cash	110	48	(458)	(65)
Net (decrease)/increase in cash and restricted cash	(54,567)	18,662	(25,109)	(3,590)
Cash and restricted cash at beginning of the year	101,023	46,456	65,118	9,312
Cash and restricted cash at end of the year	46,456	65,118	40,009	5,722

Operating activities

Net cash used in operating activities was RMB37.9 million (US$5.4 million) in 2025, primarily due to a net loss of RMB150.5 million (US$21.5 million), adjusted for (1) certain non-cash items, mainly including gain on disposals of assets, of RMB4.4 million (US$0.6 million) and amortization of RMB14.3 million (US$2.0 million), and (2) changes in certain working capital items that positive impact the cash flow from operating activities, mainly including a decrease in account receivable of RMB29.4 million (US$4.2 million), an increase in accrued expenses and other current liabilities of RMB30.6 million (US$4.4 million), and an increase in account payable of RMB15.9 million (US$2.3 million), partially offset by (3) changes in certain working capital items that negative impact the cash flow from operating activities, mainly including a decrease in other non-current liabilities of RMB8.8 million (US$1.3 million) and a decrease in lease liabilities of RMB2.9 million (US$0.4 million).

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

Investing activities

Net cash used in investing activities was RMB19.7 million (US$2.8 million) in 2025, which was primarily attributable to (1) equity investments in two companies in 2025 of RMB29.3 million (US$4.2 million), and (2) acquisitions of intangible assets of RMB 7.3 million (US$1.0 million), partially offset by proceeds from disposal of intangible assets of RMB 11.9 million (US$1.7 million) and proceeds from disposal of property and equipment of RMB 6.5 million (US$0.9 million).

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

Financing activities

Net cash generated from financing activities was RMB33.0 million (US$4.7 million) in 2025, which was primarily attributable to (1) proceeds from issuance of ordinary shares of RMB37.1 million (US$5.3 million), and (2) proceeds from short-term loans of RMB775.7 million (US$110.9 million), partially offset by repayments of short-term loans of RMB775.1 million (US$110.8 million) and long-term loans of RMB4.7 million (US$0.7 million).

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

Material Cash Requirements

Our material cash requirements as of December 31, 2025 and any subsequent interim period primarily include working capital needs, capital expenditures, operating lease obligations, and long-term and short-term debt.

Our capital expenditures were approximately RMB0.1 million, RMB0.9 million and RMB1.5 million (US$0.2 million) in 2023, 2024 and 2025, respectively. Our capital expenditures were primarily used for the purchase of property and equipment, such as vehicles in connection with our ride-hailing solutions and electronic equipment. We will continue to make capital expenditures to meet the expected growth of our business.

The following table sets forth the details of our material cash requirements (other than capital expenditure) as of December 31, 2025.

	Payment due by
		Less	one –
		than	three
	Total	one year	years
	(RMB in thousands)
Operating lease commitments	1,527	1,383	144
Long-term debt	296	296	—
Short-term loans	113,151	113,151	—

Other than as shown above, we did not have any material capital and other commitments, long-term obligations, guarantees or other reasonably likely material cash requirements (even if not contractual and not recognized as liabilities) as of December 31, 2025.

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

E.	Critical Accounting Estimate

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

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. We consider our critical accounting estimates to include (i) allowance for credit losses; (ii) impairment of long-lived assets, and (iii)valuation allowance for deferred tax assets as follows:

Allowance for credit losses

Our accounts receivable, along with other receivables included in prepayments and other current assets, rental and industry customer deposits and long-term receivables included in other non-current assets are within the scope of ASC 326. For accounts receivable, we estimate the loss rate based on historical experience, the age of the receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. For other receivables included in prepayments and other current assets, rental and industry customer deposits and long-term receivables included in other non-current assets, we review them on a periodic basis and make allowance on an individual basis when there is doubt as to the collectability, and are written off after all collection efforts have been exhausted. The facts and circumstances of each account may require us to use substantial judgment in assessing its collectability. When facts subsequently become available to indicate that the allowance provided requires an adjustment, a corresponding adjustment is made to the allowance account as a change in estimate.

Impairment of long-lived assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we will recognize an impairment loss based on the fair value of the assets, using the expected future discounted cash flows. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated.

Valuation allowance for deferred tax assets

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not some portion or all of the deferred tax assets will not be realized. We follow FASB ASC Topic 740, “Income Taxes,” which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates, applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Changes to the estimates for the tax consequences in future years can significantly affect the valuation allowance for deferred tax assets and require the Company to make significant assumptions.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A Directors and Senior Management

The following table sets forth information regarding our directors and senior management as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Leslie Yu	51	Chairman of the Board of Directors, Director and Chief Executive Officer
Zhen Ba	46	Director, Vice President and Chief Financial Officer
Fengzhen Li (also known as Shan Li)	53	Director and Chief Human Resources Officer
Fan Pan	49	Chief Technology Officer
Jingchuan Li	53	Independent Director
Jie Jiao	45	Independent Director

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

Fengzhen Li (also known as Shan Li) has served as our director and Chief Human Resources Officer since April 2025, and the Chief Human Resources Officer of Beijing Quhuo since December 2019. In the role with Beijing Quhuo, she is responsible for human resources and administrative management, government relations, value-added business operations, the development of the company’s SOP system, and certain compliance and risk control functions. Prior to joining Beijing Quhuo Technology Co., Ltd., Ms. Li served as Senior Vice President of Leyou International Commercial Group Co., Ltd., a company specializing in maternity and baby products and services, from April 2010 to December 2019, where she oversaw the operations of multiple departments across the group and its subsidiaries. From October 2007 to April 2010, she was Senior Vice President of Beijing Changjiu Logistics Corp., an automotive logistics provider listed on the Shanghai Stock Exchange (SHA: 603569), where she managed several departments at both the group and subsidiary levels. From March 2005 to October 2007, Ms. Li served as the Vice President and Special Assistant to the Chairman of Zhongwang International Investment Group Co., Ltd., a diversified food company, where she was responsible for overseeing multiple departments across the group and facilitating operations. Earlier in her career, from June 1997 to March 2005, Ms. Li held various roles at Yili Industrial Group Co., Ltd., a dairy company listed on the Shanghai Stock Exchange (SHA: 600887), rising from Purchasing Specialist to Project Leader. Ms. Li received her Bachelor’s Degree in Food Science and Engineering from Inner Mongolia Agricultural University in 1997 and her EMBA from Tsinghua University in 2005.

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

Jie Jiao has served as our independent director since July 2020. Since June 2024, Ms. Jiao has served as the advisor of Play For Dream Inc., a technology company, where she previously served as the chief financial officer from June 2019 to June 2024 and was mainly responsible for capital markets operations, investment relations, financial management, and legal affairs. Ms. Jiao currently serves as an independent non-executive director of several publicly listed companies, including TradeGo FinTech Limited (HKEX: 8017) since September 2018, Palasino Holdings Limited (HKEX: 02536) since July 2024, EPI (Holdings) Limited (HKEX: 00689) since August 2024, Tianli Holdings Group Limited (HKEX: 0117) since December 2024, LVGEM (China) Real Estate Investment Co., Ltd. (HKEX: 0095) since February 2025, Amber International Holding Limited (Nasdaq: AMBR), The GrowHub Limited (Nasdaq: TGHL), and Arta TechFin Corporation Limited (HKEX:0279). She previously held independent non-executive director roles at China Index Holdings Limited (Nasdaq: CIH) from June 2019 to May 2022, MOG Holdings Limited (HKEX: 1942) from April 2020 to August 2024, and Strong Petrochemical Holdings Limited (HKEX: 0852) from October 2024 to January 2025. Earlier in her career, Ms. Jiao served as the chief financial officer at iClick Interactive Asia Group Limited (Nasdaq: ICLK) from June 2014 to December 2018 and vice president at ArtGo Holdings Limited (HKEX: 3313) from March 2012 to May 2014. From January 2010 to February 2012, Ms. Jiao served as the general counsel and head of the investor relationship department at Fang Holdings Limited (NYSE: SFUN), and from April 2007 to March 2010 and from January 2014 to August 2025, she served as the board secretary of China Sunshine Paper Holdings Company Limited (HKEX: 2002). Ms. Jiao received her bachelor’s degree in law and economics from Peking University in 2003, and her master’s degree in law from Oxford University in 2005. Ms. Jiao is a Chartered Financial Analyst and obtained her PRC Legal Profession Qualification Certificate in 2010 and a certified practicing accountant (CPA) in Australia.

The business address of our directors and executive officers is: 3F, Building A, Xin’anmen, No.1 South Bank, Huihe South Street, Chaoyang District, Beijing, People’s Republic of China. No family relationship exists between any of our directors and executive officers.

B.	Compensation

Compensation of Directors and Executive Officers

In the 2025 fiscal year, the aggregate cash compensation to directors and executive officers was approximately RMB3.1 million (US$0.4 million). This amount consisted only of cash and did not include any share-based compensation or benefits in kind. Each of our directors and officers is entitled to reimbursement for all necessary and reasonable expenses properly incurred in the course of employment or service. Our directors and officers participate in our share incentive plan. See “—Share Incentive Plan.” We do not pay or set aside any amounts for pension, retirement or other benefits for our directors and officers, except our contributions on behalf of our officers located in China to a government-mandated multi-employer defined contribution plan.

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

The following table sets forth information on restricted shares that we have awarded or have agreed to award as of December 31, 2025 pursuant to the 2019 Plan.

	Number of
	Class A
	Ordinary
	Shares
	underlying
	the awards
	awarded	Grant Date
Directors and Executive Officers
Leslie Yu	1,458,192	January 1, 2019
Zhen Ba	—
Fengzhen Li (also known as Shan Li)	243,000	January 1, 2020, January 1, 2021, January 1, 2022, and January 1, 2023
Fan Pan	470,700	September 20, 2017 and August 23, 2019
Jingchuan Li	—	—

Jie Jiao	—	—
Total	2,171,700

In December 2025, our board of directors approved our 2025 Plan, or the 2025 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2025 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards under the 2025 Plan shall be 990,000,000 Class A ordinary shares and 1,200,000 Class B ordinary shares, which constituted 20.79% of the total outstanding shares of our company on an as-converted basis as of the date of adoption of the 2025 Plan. As of the date of this annual report, we have granted RSUs to purchase an aggregate of 990,000,000 Class A ordinary shares to certain of our employees under our 2025 Plan, which RSUs have fully vested. No Class A ordinary shares and 1,200,000 Class B ordinary shares remain available for grant under the 2025 Plan.

The following paragraphs describe the principal terms of the 2025 Plan:

Types of awards. The 2025 Plan permits the awards of options, restricted shares, restricted share unit or any other type of awards that the committee decides.

Plan administration. Our board of directors or a committee of one or more members of the board will administer the 2025 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award agreement. Awards granted under the 2025 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

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

Termination and amendment. Unless terminated earlier, the 2025 Plan has a term of 10 years. Our board of directors has the authority to amend or terminate the plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the recipient.

As of December 31, 2025, none of our directors or officers received any awards pursuant to the 2025 Plan.

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

Audit Committee. Our audit committee consists of Ms. Jie Jiao and Mr. Jingchuan Li, and is chaired by Ms. Jie Jiao. Each of Ms. Jie Jiao and Mr. Jingchuan Li satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Ms. Jie Jiao qualifies as an “audit committee financial expert.”

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

Compensation Committee. Our compensation committee consists of Mr. Leslie Yu, Mr. Jingchuan Li and Ms. Jing Zhou, and is chaired by Mr. Leslie Yu. Mr. Jingchuan Li satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. As a foreign private issuer, we have elected to not have our compensation committee consist of entirely independent directors.

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Leslie Yu and Mr. Jingchuan, and is chaired by Mr. Leslie Yu. Mr. Jingchuan Li Zhou satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. As a foreign private issuer, we have elected not to have our nominating and corporate governance committee consist of entirely independent directors.

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

Terms of Directors and Officers

Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders. Pursuant to our fourth amended and restated memorandum and articles of association, an appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. A director will cease to be a director if, among other things, the director (1) becomes bankrupt or makes any arrangement or composition with his creditors; (2) dies or is found by our company to be or becomes of unsound mind; (3) resigns his office by notice in writing to the company; or (4) is removed from office pursuant to any other provision of our fourth amended and restated memorandum and articles of association. Our officers are elected by and serve at the discretion of the board of directors.

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

D. Employees

As of December 31, 2023, 2024 and 2025, we had 490, 421, and 474 full-time employees, respectively. The following table sets forth the numbers of our full-time employees by functions as of December 31, 2025.

As of the
December 31,
2025
Information technology research and development	35
Operating	355
General and administrative	84
Total	474

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

E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of April 2, 2026 by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own 5% or more of each class of our ordinary shares.

The calculation in the table below is based on 22,778,561,135 ordinary shares outstanding as of April 2, 2026, including 22,672,264,505 Class A ordinary shares, 6,296,630 Class B ordinary shares, and 100,000,000 Class C ordinary shares.

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

See “—B. Compensation” for more details on options and restricted shares granted to our directors and executive officers.

				Percentage of
	Class A Ordinary	Class B Ordinary	Class C Ordinary	Beneficial Ownership of Class A Ordinary	Percentage of Aggregate Voting
	Shares	Shares	Shares	Shares†	Power ††
Directors and Executive Officers**
Leslie Yu(1)	1,458,192	6,296,630	100,000,000	*	69.2%
Zhen Ba(2)	2,363,030	—	—	*	*
Fengzhen Li (also known as Shan Li)	243,000	—	—	—	—
Fan Pan	471,482	—	—	*	*
Jingchuan Li	—	—	—	—	—

Jie Jiao	—	—	—	—	—
Directors and executive officers as a group (six persons)	4,535,704	6,296,630	100,000,000	*	69.2%
Principal Shareholder(s)
LESYU Investments Limited(1)	—	6,296,630	100,000,000	*	69.2%

*	Less than 1% of our total outstanding shares as of April 2, 2026.
**	The business address for our directors and executive officers is 3F, Building A, Xin’anmen, No. 1 South Bank, Huihe South Street, Chaoyang District, Beijing, People’s Republic of China.
†	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding as of April 2, 2026.
††	For each person and group included in this column, the percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A, Class B, and Class C ordinary shares as a single class. In respect of all matters upon which the ordinary shares are entitled to vote, each Class A ordinary share is entitled to one vote, each Class B and Class C ordinary share is entitled to 480 votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Class C ordinary shares are not convertible into Class A or Class B ordinary shares under any circumstances; nor are Class A or Class B ordinary shares convertible into Class C ordinary shares under any circumstances.

(1)	Represents (i) 6,296,630 Class B ordinary shares, and (ii) 100,000,000 Class C ordinary shares that are held by LESYU Investments Limited, a British Virgin Islands company wholly-owned by Mr. Leslie Yu, the registered office of LESYU Investments Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands; and (iii) 1,458,192 Class A ordinary shares in the form of ADSs.

(2)	Represents 2,363,030 Class A ordinary shares that are held by BZB Investment Limited, a British Virgin Islands company wholly-owned by Mr. Zhen Ba. The registered office of BZB Investment Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

To the best of our knowledge, as of April 2, 2026, a total of 21,620,703,089 Class A ordinary shares were held by one record holder in the United States, which is Deutsche Bank Trust Company Americas, the depositary of our ADR program, representing 94.9% of our total outstanding shares. None of our outstanding Class B ordinary shares is held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices— Employment Agreements and Indemnification Agreements.”

Transaction with Hainan Huiliu

Hainan Huiliu Tianxia Network Technology Co., Ltd. (“Hainan Huiliu”), is a company controlled by a principal shareholder of VIE and is engaged in labor recruitment services. We received labor consulting service from Hainan Huiliu of approximately RMB25.0 million, RMB30.4 million and RMB 6.1 million (US$0.9 million) in 2023, 2024 and 2025, respectively. We had amounts due to Hainan Huiliu of approximately RMB1.4 million, and RMB0.5 million (US$70,000) as of December 31, 2024 and 2025, respectively, representing service fees in relation to the labor consulting services we received from Hainan Huiliu, which we recorded as labor service income in other income.

Amounts due to Hainan Huiliu were unsecured, interest-free and fully repaid in January 2026.

Transaction with Peilin Yu

Peilin Yu is a shareholder of Beijing Quhuo. We had amounts due to Peilin Yu of nil and RMB 5.0 million (US$0.7 million) as of December 31, 2024 and 2025, respectively. The RMB 5.0 million loan due to Peilin Yu had a 7-day term from December 31, 2025 to January 6, 2026, bearing a daily interest rate of 0.3%. The loan to Peilin Yu was fully repaid in January 2026.

Private Placements

See “Item 4. Information on the Company—A. History and development of the company.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

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

Quhuo Limited is a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us or of the VIE to pay cash dividend payments to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends paid by our PRC subsidiary to fund cash and financing requirements. Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs or our ordinary shares.”

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

On March 27, 2026, we received a staff delisting determination letter from the Listing Qualifications Department of Nasdaq notifying us that, because the closing bid price of our ADSs had remained at $0.10 or below for 10 consecutive trading days through March 25, 2026, Nasdaq had determined to delist our ADSs from The Nasdaq Global Market. Trading in our ADSs will be suspended at the opening of business on April 6, 2026. Unless we timely requests a hearing pursuant to Nasdaq Listing Rule 5815, Nasdaq would file a Form 25-NSE with the U.S. Securities and Exchange Commission to remove the ADSs from listing and registration on Nasdaq in accordance with Nasdaq Listing Rule 5830.  We intend to appeal the delisting determination to the Nasdaq Hearings Panel. The hearing request must be received by the Nasdaq Hearings Department no later than 4:00 p.m. Eastern Time on April 6, 2026. A timely request will not stay the trading suspension of the ADSs. There can be no assurance that our appeal will be successful. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Securities–We have received a delisting determination from Nasdaq because the closing bid price of our ADSs was $0.10 or less for ten consecutive trading days, and although we intend to timely request a hearing before the Nasdaq Hearings Panel, there can be no assurance that our ADSs will remain listed on Nasdaq. A delisting of our ADSs could materially and adversely affect the market price and liquidity of our ADSs and our ability to raise capital.”

B. Plan of Distribution

Not applicable.

C. Markets

The ADSs have been listed for trading on the Nasdaq Global Market under the symbol “QH” since July 2020.

Our Class A ordinary shares will be listed for trading on the Nasdaq Global Market under the symbol “QH” after the termination of our ADR program becoming effective on April 3, 2026.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The following are summaries of material provisions of our currently effective fourth amended and restated memorandum and articles of association and of the Companies Act (As Revised) of the Cayman Islands, which we refer to as the “Companies Act” below, insofar as they relate to the material terms of our ordinary shares. The summaries of our fourth amended and restated memorandum and articles of association do not purport to be complete and is qualified in its entirety by the fourth amended and restated memorandum and articles of association, a copy of which is attached hereto as Exhibit 1.1 and is incorporated herein by reference.

Board of Directors

See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

Ordinary Shares

General. Our ordinary shares are divided into Class A ordinary shares, Class B ordinary shares, and Class C ordinary shares. Holders of our Class A ordinary shares, Class B ordinary shares, and Class C ordinary shares have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of shareholders. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person other than Mr. Leslie Yu or his affiliates, or upon a change of ultimate beneficial ownership of any Class B ordinary share to any person other than Mr. Leslie Yu or his affiliates, such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares or Class C Ordinary Shares. In no event shall Class C Ordinary Shares be convertible into Class A Ordinary Shares or Class B Ordinary Shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors, subject to our fourth amended and restated memorandum and articles of association. In addition, our shareholders may by an ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Our fourth amended and restated memorandum and articles of association provide that our directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of our directors, be applicable for meeting contingencies or for equalizing dividends or for any other purpose to which those funds may be properly applied. Under the laws of the Cayman Islands, our company may pay a dividend out of either our profit or share premium account, provided that in no circumstances may a dividend be paid if, immediately after this payment, this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting rights. Holders of Class A ordinary shares, Class B ordinary shares, and Class C ordinary shares vote together as a single class on all matters submitted to a vote by our shareholders, except as may otherwise be required by law or provided for in our fourth amended and restated memorandum and articles of association. Voting at any shareholders’ meeting is by show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded. A poll may be demanded by the chairman of such meeting or any shareholder present in person or by proxy at the meeting. On a poll, each Class A ordinary share entitles the holder thereof to one vote, each Class B ordinary share entitles the holder thereof to 480 votes, and each Class C ordinary share entitles the holder thereof to 480 votes.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding ordinary shares cast by those shareholders entitled to vote who are present or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our fourth amended and restated memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our fourth amended and restated memorandum and articles of association. We may, among other things, subdivide or consolidate our shares by ordinary resolution.

Transfer of ordinary shares. Subject to the restrictions in our fourth amended and restated memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

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

Redemption, repurchase and surrender of shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors or by the shareholders by special resolution. Our company may also repurchase any of our shares (including any redeemable shares) on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding or (c) if our company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Issuance of additional shares. Our fourth amended and restated memorandum and articles of association authorizes our board of directors to issue additional Class A ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our fourth amended and restated memorandum and articles of association also authorizes our board of directors to issue from time to time out of the authorized share capital of the company (other than the authorized but unissued ordinary shares) series of preference shares and to determine, with respect to any series of preferred shares in their absolute discretion and without approval of the shareholders; provided, however, before any preferred shares of any such series are issued, the directors shall by resolution of directors determine, with respect to any series of preferred shares, the terms and rights of that series, including but not limited to:

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

Anti-takeover provisions. Some provisions of our fourth amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our fourth amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

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

Shareholder action by written consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Companies Act and our fourth amended and restated memorandum and articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

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

C. Material Contracts

The 2026 Purchase Agreement

On February 11, 2026, we entered into the 2026 Purchase Agreement with certain investors, pursuant to which we issued and sold 20,000,000 ADSs for an aggregate of $9,880,000.

The 2025 ATM Agreement

On August 26, 2025, we entered into the 2025 ATM Agreement with AC Sunshine, pursuant to which we may offer and sell, from time to time, to or through AC Sunshine, up to $50,000,000 of our ADSs. We sold an aggregate of 3,101,790 ADSs pursuant to the 2025 ATM Agreement and received net proceeds of $6,203,056.67. The 2025 ATM Agreement was terminated on February 12, 2026.

We have not entered into any material contracts other than in the ordinary course of business and other than those described above, in “Item 4. Information on the Company” or “Item 7. Major Shareholders and Related Party Transactions” in this annual report on Form 20-F.

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation— Regulations Relating to Foreign Exchange.”

E. Taxation

The following discussion of material Cayman Islands, PRC and United States federal income tax consequences of an investment in the ADSs or our Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in the ADSs or our Class A ordinary shares, such as the tax consequences under state, local and other tax laws.

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

PRC Taxation

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Tax in the PRC.”

U.S. Federal Income Taxation

The following discussion is a summary of material U.S. federal income tax considerations relating to the ownership and disposition of the ADSs or our ordinary shares by a U.S. Holder, as defined below, that holds the ADSs or our ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal income tax law as of the date of this annual report, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the U.S. Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships or other pass-through entities and their partners or investors, and tax-exempt organizations (including private foundations)), investors who are subject to special tax accounting rules under Section 451(b) of the Code, investors who are not U.S. Holders, investors that own (directly, indirectly or constructively) the ADSs or ordinary shares representing 10% or more of our stock (by vote or by value), investors that hold the ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction, investors that have a functional currency other than the U.S. dollar and certain former citizens or long-term residents of the United States, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any U.S. federal non-income, state, local or non-U.S. tax considerations, the alternative minimum tax or the Medicare contribution tax on net investment income. Each potential investor is urged to consult its tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of an investment in the ADSs or our ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ADSs or our ordinary shares that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (3) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source or (4) a trust (a) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (b) that has otherwise elected to be treated as a “United States person” under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the ADSs or our ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding the ADSs or our ordinary shares are urged to consult their tax advisors regarding an investment in the ADSs or our ordinary shares.

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

The determination of whether we will be or become a PFIC will depend upon (1) the composition of our income (which may differ from our historical results and current projections) and (2) the composition and characterization of our assets and the value of our assets from time to time, including, in particular, the value of our goodwill and other unbooked intangibles (which may depend upon the market value of the ADSs or our ordinary shares from time to time and which has been and may continue to be volatile). Our PFIC status for any taxable year will generally be determined in part by reference to our market capitalization, which has fluctuated significantly during the fiscal year ended December 31, 2025. In addition, although the law in this regard is unclear, we treat the affiliated entities as being owned by us for U.S. federal income tax purposes, not only because we direct the activities of such entities that most significantly impact their economic performance, but also because we are entitled to substantially all of their economic benefits, and, as a result, we combine and consolidate their operating results in our consolidated financial statements. Assuming that we are the owner of the consolidated affiliated entities for U.S. federal income tax purposes, based upon the current and anticipated value of our assets, the composition of our income and assets and the projections as to the value of the ADSs or our ordinary shares, we believe it is reasonable to take a position that we were not classified as a PFIC for the fiscal year ended December 31, 2025. Among other matters, if our market capitalization does not increase or continues to decline, we could be classified as a PFIC for the current or future fiscal years. It is also possible that the IRS may challenge our classification of our income or assets or the valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming classified as, a PFIC for the current or one or more future fiscal years.

The determination of whether we will be or become a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets and cash, including the proceeds from our recent offering. Under circumstances where we retain significant amounts of liquid assets, our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, we determine not to deploy significant amounts of cash for active purposes, or if the affiliated entities were not treated as owned by us for U.S. federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year ending December 31, 2025 or any future taxable year or that the IRS will not take a contrary position. If we were classified as a PFIC for any year during which a U.S. Holder held the ADSs or our ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held the ADSs or our ordinary shares. The discussion below under “—Dividends” and “—Sale or other disposition of ADSs or Class A ordinary shares” is written on the basis that we will not be classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply if we are classified as a PFIC for the current fiscal year or any subsequent fiscal year are discussed below under “—Passive foreign investment company rules.”

Dividends

Subject to the PFIC rules described below, any cash distributions (including the amount of any PRC tax withheld) paid on the ADSs or our ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary bank, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution will generally be treated as a “dividend” for U.S. federal income tax purposes. Under current law, a non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at the lower rates applicable to “qualified dividend income” rather than the marginal tax rates generally applicable to ordinary income, provided that certain holding period and other requirements are met.

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

For U.S. foreign tax credit purposes, dividends paid on our the ADSs or ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on the ADSs or ordinary shares. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on the ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing foreign tax credits are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of foreign tax credits under their particular circumstances.

Sale or other disposition of ADSs or ordinary shares

Subject to the PFIC rules discussed below, a U.S. Holder will generally recognize capital gain or loss, if any, upon the sale or other disposition of the ADSs or our ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term capital gain or loss if the ADSs or ordinary shares have been held for more than one year and will generally be U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate U.S. Holders are currently eligible for reduced rates of taxation. In the event that we are treated as a PRC resident enterprise under the EIT Law, and gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC (see “—PRC Taxation”), such gain may be treated as PRC source gain for foreign tax credit purposes under the U.S.-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of the ADSs or ordinary shares, including the availability of foreign tax credits under their particular circumstances.

Passive foreign investment company rules

If we are classified as a PFIC for any fiscal year during which a U.S. Holder holds the ADSs or ordinary shares, unless the U.S. Holder makes one of certain elections (as described below), the U.S. Holder will, except as discussed below, be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (1) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a fiscal year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding fiscal years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (2) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of the ADSs or ordinary shares. Under the PFIC rules:

●	the excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or our ordinary shares;

●	the amount of the excess distribution or gain allocated to the fiscal year of distribution or gain and to any fiscal years in the U.S. Holder’s holding period prior to the first fiscal year in which we are classified as a PFIC (each such fiscal year, a pre-PFIC year) will be taxable as ordinary income; and

●	the amount of the excess distribution or gain allocated to each prior fiscal year, other than the current fiscal year of distribution or gain or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the individuals or corporations, as appropriate, for that other fiscal year, and will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other fiscal year.

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

If we are a PFIC for any fiscal year during which a U.S. Holder holds the ADSs or ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which the U.S. Holder holds the ADSs or ordinary shares, unless we were to cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to the ADSs or ordinary shares. If such election is made, the U.S. Holder will be deemed to have sold the ADSs or ordinary shares it holds at their fair market value and any gain from such deemed sale would be subject to the rules described in the preceding two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent fiscal year, the ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and, as a result, the U.S. Holder will not be subject to the rules described above with respect to any “excess distribution” the U.S. Holder receives from us or any gain from an actual sale or other disposition of the ADSs or our ordinary shares. Each U.S. Holder is strongly urged to consult its tax advisors as to the possibility and consequences of making a deemed sale election if we are and then cease to be a PFIC and such an election becomes available to the U.S. Holder.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to the ADSs, provided that the ADSs are “regularly traded” (as specially defined) on Nasdaq, which is a qualified exchange or other market for these purposes. No assurances may be given regarding whether the ADSs qualify, or will continue to qualify, as being regularly traded in this regard. If a mark-to-market election is made, the U.S. Holder will generally (1) include as ordinary income for each fiscal year that we are a PFIC the excess, if any, of the fair market value of the ADSs held at the end of the fiscal year over the U.S. Holder’s adjusted tax basis in such ordinary shares and (2) deduct as an ordinary loss the excess, if any, of the U.S. Holder’s adjusted tax basis in such ordinary shares over the fair market value of such ordinary shares held at the end of the fiscal year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC, any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Because the ADSs are not listed on a stock exchange, U.S. Holders will not be able to make a mark-to-market election with respect to the ADSs.

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

As discussed above under “Dividends,” dividends that we pay on the ADSs will not be eligible for the reduced tax rate that applies to qualified dividend income if we are classified as a PFIC for the fiscal year in which the dividend is paid or the preceding fiscal year. In addition, if a U.S. Holder owns the ADSs or ordinary shares during any fiscal year that we are a PFIC, the U.S. Holder must file an annual information return with the IRS. Each U.S. Holder is urged to consult its tax advisor concerning the U.S. federal income tax consequences of purchasing, holding, and disposing the ADSs or ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election and the unavailability of the qualified electing fund election.

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

In addition, U.S. Holders may be subject to information reporting to the IRS and backup withholding with respect to dividends on and proceeds from the sale or other disposition of the ADSs or our ordinary shares. Information reporting will apply to payments of dividends on, and to proceeds from the sale or other disposition of, our ordinary shares or ADSs by a paying agent within the United States to a U.S. Holder, other than U.S. Holders that are exempt from information reporting and properly certify their exemption. A paying agent within the United States will be required to withhold at the applicable statutory rate, currently 24%, in respect of any payments of dividends on, and the proceeds from the disposition of, our ordinary shares or ADSs within the United States to a U.S. Holder (other than U.S. Holders that are exempt from backup withholding and properly certify their exemption) if the U.S. Holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements. U.S. Holders who are required to establish their exempt status generally must provide a properly completed IRS Form W-9.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on display

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

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements. Section 8103 of the National Defense Authorization Act for Fiscal Year 2026, named the “Holding Foreign Insiders Accountable Act”, which was signed into law on December 18, 2025, requires directors and officers of foreign private issuers to make insider reports under Section 16(a) of the Exchange Act, effective March 18, 2026. Our principal shareholders continue to remain exempt from the reporting under Section 16(b) of the Exchange Act and our directors, officers, and principal shareholders continue to remain exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. We will furnish Deutsche Bank Trust Company Americas, the depositary of the ADSs, with all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us. We will, upon request, furnish our shareholders with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

I. Subsidiary Information

Not applicable.

J. Annual Reports to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to our short-term loan. The interest rate of a short-term loan was mainly based on the one-year People’s Bank of China (“PBOC”) benchmark interest rates and a pre-determined margin. A hypothetical 1% increase or decrease in annual interest rates would increase or decrease interest expense by approximately RMB1.1 million (US$0.2 million) per year based on the outstanding short-term loan balance as of December 31, 2025. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. For RMB against U.S. dollar, there was depreciation of approximately 2.9% and 2.8% during the years ended December 31, 2023 and 2024, and appreciation of approximately 4.2% during the year ended December 31 2025, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

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

As of December 31, 2025, we had Renminbi-denominated cash and cash equivalents of approximately RMB40.0 million. We estimate that a 10% appreciation or depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2025 would result in a change of our holding U.S. dollar equivalents of approximately US$0.2 million for cash and cash equivalents.

Customer Concentration Risk

The top three customers accounted for 35%, 30%, and 25% of total revenues during the year ended December 31, 2023, and 35%, 35%, and 19% of total revenues during the year ended December 31, 2024, and 50%, 37%, and 2% during the year ended December 31, 2025. Three, two, and three suppliers each accounted for more than 10% of cost of revenues during the years ended December 31, 2023, 2024 and 2025 respectively.

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

B. Warrants and Rights

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

Fees and Other Payment Made by the Depositary to Us

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. For the fiscal year ended December 31, 2025, we did not receive reimbursement from the depositary.

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

On October 7, 2025, we held an extraordinary general meeting of shareholders, through which the shareholders have passed the resolutions approving, among others, (1) the increase of the Company’s authorized share capital from US$500,000 divided into 5,000,000,000 shares comprising of (i) 4,993,703,370 Class A ordinary shares and (ii) 6,296,630 Class B ordinary shares, to US$10,000,000 divided into 100,000,000,000 shares comprising of (i) 80,000,000,000 Class A ordinary shares, (ii) 6,296,630 Class B ordinary shares, and (iii) 19,993,703,370 undesignated shares; (2) the creation of the Class C ordinary shares, par value of US$0.0001 each, and the redesignation of 500,000,000 authorised but unissued un-designated shares as Class C ordinary shares on a one-for-one basis, each carrying voting power equivalent to 480 Class A ordinary shares; (3) the approval and adoption of the Fourth Amended and Restated Memorandum and Articles of Association, in substitution of the Third Amended and Restated Memorandum and Articles of Association; and (4) the issuance of 100,000,000 Class C ordinary shares to LESY Investments, Limited, a British Virgin Islands company wholly-owned by Mr. Leslie Yu, the Chairman and Chief Executive Officer of the Company, for an aggregate consideration of US$10,000.

On March 11, 2026, we held the 2026 EGM, through which the shareholders have passed the resolutions approving, among others, (1) the termination of the Company’s ADR program and the direct listing of the Company’s Class A ordinary shares on Nasdaq; (2) the consolidation of the Company’s share capital at a ratio of 32,000-to-1, such that (i) every 32,000 Class A ordinary shares of a par value of US$0.0001 each be consolidated into one Class A ordinary share of a par value of US$3.20 each, (ii) every 32,000 Class B ordinary shares of a par value of US$0.0001 each be consolidated into one Class B ordinary share of a par value of US$3.20 each, (iii) every 32,000 Class C ordinary shares of a par value of US$0.0001 each be consolidated into one Class C ordinary share of a par value of US$3.20 each, and (iv) every 32,000 undesignated shares of a par value of US$0.0001 each be consolidated into one undesignated share of a par value of US$3.20 each; (3) increase of the Company’s authorized share capital from US$10,000,000 divided into 3,125,000 shares comprising (i) 2,500,000 Class A ordinary shares of a par value of US$3.20 each, (ii) 196.7696875 Class B ordinary shares of a par value of US$3.20 each, (iii) 15,625 Class C ordinary shares of a par value of US$3.20 each and (iv) 609,178.2303125 shares undesignated shares of a par value of US$3.20 each to US$3,840,000,000 divided into 1,200,000,000 shares comprising (i) 1,000,000,000 Class A ordinary shares of a par value of US$3.20 each, (ii) 10,000,000 Class B ordinary shares of a par value of US$3.20 each, (iii) 10,000,000 Class C ordinary shares of a par value of US$3.20 each, and (iv) 180,000,000 undesignated shares of a par value of US$3.20 each; (4) the capital reduction and share reorganization, pursuant to which the par value of each authorized and issued share be reduced from US$3.20 to US$0.0001 and the resulting credit was transferred to a distributable reserve, the authorized but unissued shares were sub-divided on a 1-for-32,000 basis, the authorized share capital be reduced from US$3,840,000,000 to US$120,000 and re-designated into shares of US$0.0001 par value, and the new Class A ordinary shares, Class B ordinary shares, Class C ordinary shares, and undesignated shares to rank pari passu; and (5) authorization of the Board of the Company to effect one or more potential share consolidations within five (5) years after the 2026 EGM, at a consolidation ratio of 1-for-1,000 or such lesser whole number (but not fewer than two) as determined by the Board in its discretion. None of the resolutions of our 2026 EGM has been implemented as of the date of this annual report.

ITEM 15. CONTROLS AND PROCEDURES

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Rule 13(a) -15(f) and 15(d)-15(f) of the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management, including our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control-Integrated Framework (2013 Framework), our management concluded that our internal control over financial reporting was not effective as of December 31, 2025 due to the existence of material weaknesses, as described below. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with management’s assessment of internal control over financial reporting as of December 31, 2025, the Company identified two material weaknesses: (1) ineffective control environment due to the lack of sufficient experience in the Company’s personnel in operating the Company’s activities of internal audit function, and (2) ineffective monitoring activities designed to assess the operating effectiveness of internal control over financial reporting.

Our management has analyzed the material weaknesses and performed additional analysis and procedures in preparing our consolidated financial statements. We have concluded that our consolidated financial statements fairly present, in all material respects, our financial condition, results of operations and cash flows at and for the periods presented. Apart from the material weakness described above, management has not identified any other deficiencies that have led our management to conclude that our internal control over financial reporting was not effective.

Management’s Remediation Plans and Actions

To remediate the material weaknesses described above in “-Management’s Report on Internal Control over Financial Reporting” and to improve our internal control over financial reporting, we have begun implementing a number of measures, including:

●	strengthening our internal audit function by improving internal control procedures and enhancing documentation standards;

●	establishing a more robust monitoring framework, including periodic internal control reviews and management-level review controls;

●	enhancing internal control documentation and maintaining comprehensive records of control reviews, meetings and related follow-up actions.

In addition, we plan to implement the following measures through the remainder of 2026 to improve our internal control over financial reporting to address the material weaknesses that have been identified:

●	hiring additional qualified personnel with relevant experience in internal audit, internal controls and U.S. GAAP and SEC reporting to strengthen our internal control environment;

●	implementing regular training programs for our finance and internal control personnel to improve their understanding and execution of internal control procedures;

●	engaging external advisors, as needed, to assist us in evaluating and improving our internal control over financial reporting.

We will continue to monitor the effectiveness of these steps and to make any changes that our management deems appropriate.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Prouden, has issued an adverse report on the effectiveness of our internal control over financial reporting as of December 31, 2025, as stated in its report, which appears on page F-4 of this Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum Asia and Prouden, our prior and current independent registered public accounting firms, respectively, for the years indicated. Save as disclosed below, we did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	2024	2025
	(RMB in thousands)
Audit fees(1)
Guangdong Prouden CPAs GP	—	3,520
Marcum Asia CPAs LLP	2,920	1,929

Tax fees(2)

(1)	“Audit fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditor for the audit or review of our annual financial statements or quarterly financial information and review of documents filed with the SEC.
(2)	“Tax fees” means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance and tax planning.

Our audit committee is responsible for pre-approving all audit and non-audit services provided by Marcum Asia and Prouden and their respective affiliates.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On June 5, 2025, our audit committee of dismissed Marcum Asia as our independent registered public accounting firm. Marcum Asia’s report on the financial statements for the years ended December 31, 2024 and 2023 did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principle.

 During the fiscal years ended December 31, 2024 and 2023 and through the subsequent period up to and including the date of Marcum Asia’s dismissal, there were no “disagreements” (as that term is defined in Item 16F(a)(1)(iv) of Form 20-F) between us and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to the satisfaction of Marcum Asia, would have caused them to make reference to the subject matter of the disagreement in connection with their report on our financial statements for those periods. There were no reportable events (as that term is described in Item 16F(a)(1)(v) of Form 20-F) during the two fiscal years ended December 31, 2024 and 2023 or in the subsequent period up to and including the date of Marcum Asia’s dismissal.

We provided a copy of the foregoing disclosures to Marcum Asia and requested that Marcum Asia furnish it with a letter addressed to the SEC stating whether Marcum Asia agrees with the above statements. A copy of Marcum Asia’s letter, dated June 12, 2025, is filed as Exhibit 15.4 to this annual report on Form 20-F.

 On June 5, 2025, our audit committee approved the appointment of Prouden as our independent registered public accounting firm. During the two most recent fiscal years and in the subsequent period through the appointment of Prouden, we have not consulted with Prouden with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that would have been rendered on our consolidated financial statements, or any other matters set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

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

We have relied on and plan to continue to rely on home country practice with respect to our corporate governance, including:

●	we do not have a majority of independent directors serving on our board of directors;

●	we do not have an audit committee consisting of at least three independent directors;

●	we have elected to not have our compensation committee and nominating and corporate governance committee consist of entirely independent directors;

●	we may, but are not obliged to, hold a general meeting of shareholders each year as our annual general meeting; and

●	we are not required to obtain shareholder approval prior to a 20% Issuance (as defined under Nasdaq Listing Rule 5635(d)) at a price that is less than the Minimum Price (as defined under Nasdaq Listing Rule 5635(d)) for transactions other than public offerings.

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.1	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 3.1 to our annual report on Form 6-K filed with the Securities and Exchange Commission on October 14, 2025).
2.1	Registrant’s specimen American depositary receipt (included in Exhibit 2.3) (incorporated herein by reference to Exhibit 2.1 to our annual report on Form 20-F (file No. 001-39354) filed with the Securities and Exchange Commission on May 17, 2021)
2.2	Registrant’s specimen certificate for Class A ordinary shares (incorporated herein by reference to Exhibit 4.1 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)
2.3	Deposit agreement by and among the Registrant, the depositary and holders of the American Depositary Shares evidenced by American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit 2.3 to our annual report on Form 20-F (file No. 001-39354) filed with the Securities and Exchange Commission on May 17, 2021)
2.4	Description of Securities (incorporated herein by reference to Exhibit 4.1 to our registration statement on Form F-3 (file No. 333-281997) filed with the Securities and Exchange Commission on September 6, 2024)
4.1	English translation of Exclusive Business Cooperation Agreement dated August 23, 2019 among Beijing Quhuo Information Technology Co., Ltd., Beijing Quhuo Technology Co., Ltd. and other parties thereto (incorporated herein by reference to Exhibit 10.1 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)
4.2	English translation of Equity Pledge Agreements dated August 23, 2019 among Beijing Quhuo Information Technology Co., Ltd., Beijing Quhuo Technology Co., Ltd. and Ms. Lili Sun (incorporated herein by reference to Exhibit 10.2 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)
4.3	English translation of Equity Pledge Agreements dated August 23, 2019 among Beijing Quhuo Information Technology Co., Ltd., Beijing Quhuo Technology Co., Ltd. and Mr. Shuyi Yang (incorporated herein by reference to Exhibit 10.3 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)
4.4	English translation of Equity Pledge Agreements dated August 23, 2019 among Beijing Quhuo Information Technology Co., Ltd., Beijing Quhuo Technology Co., Ltd. and Mr. Zhen Ba (incorporated herein by reference to Exhibit 10.4 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)
4.5	English translation of Equity Pledge Agreements dated August 23, 2019 among Beijing Quhuo Information Technology Co., Ltd., Beijing Quhuo Technology Co., Ltd. and Mr. Tongtong Li (incorporated herein by reference to Exhibit 10.5 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)
4.6	English translation of Equity Pledge Agreements dated August 23, 2019 among Beijing Quhuo Information Technology Co., Ltd., Beijing Quhuo Technology Co., Ltd. and Ningbo Maiken Investment Management LLP (incorporated herein by reference to Exhibit 10.6 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)
4.7	English translation of Exclusive Call Option Agreement dated August 23, 2019 among the Beijing Quhuo Information Technology Co., Ltd., Beijing Quhuo Technology Co., Ltd. and other parties thereto (incorporated herein by reference to Exhibit 10.7 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)
4.8	English translations of Powers of Attorney dated August 23, 2019 granted by shareholders of Beijing Quhuo Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.8 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)

4.9	English translation of Shareholder Undertaking Letter dated August 23, 2019 granted by Mr. Leslie Yu and Ms. Lili Sun (incorporated herein by reference to Exhibit 10.9 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)
4.10	English translation of Shareholder Undertaking Letter dated August 23, 2019 granted by Mr. Shuyi Yang (incorporated herein by reference to Exhibit 10.10 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)
4.11	English translation of Shareholder Undertaking Letter dated August 23, 2019 granted by Mr. Zhen Ba (incorporated herein by reference to Exhibit 10.11 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)
4.12	English translation of Shareholder Undertaking Letter dated August 23, 2019 granted by Mr. Tongtong Li (incorporated herein by reference to Exhibit 10.12 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)
4.13	English translation of Confirmation Letter dated August 23, 2019 granted by Mr. Leslie Yu (incorporated herein by reference to Exhibit 10.13 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)
4.14	English translations of Spousal Consent Letter granted by the spouse of Mr. Leslie Yu (incorporated herein by reference to Exhibit 10.14 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)
4.15	English translations of Spousal Consent Letter granted by the spouse of Mr. Shuyi Yang (incorporated herein by reference to Exhibit 10.15 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)
4.16	English translations of Spousal Consent Letter granted by the spouse of Mr. Zhen Ba (incorporated herein by reference to Exhibit 10.16 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)
4.17	English translations of Spousal Consent Letter granted by the spouse of Mr. Tongtong Li (incorporated herein by reference to Exhibit 10.17 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)
4.18	Financial Support Undertaking Letter issued by the Registrant to Beijing Quhuo Technology Co., Ltd., dated August 23, 2019 (incorporated herein by reference to Exhibit 10.18 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)
4.19	English translation of Form of Delivery Services Agreement between the Registrant and Meituan (incorporated herein by reference to Exhibit 10.19 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)
4.20	English translation of Form of Delivery Services Agreement between the Registrant and Ele.me (incorporated herein by reference to Exhibit 10.20 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)
4.22#	English translation of Form of Labor Contract between Beijing Quhuo Technology Co., Ltd. and the executive officers of the Registrant (incorporated herein by reference to Exhibit 4.22 to our annual report on Form 20-F (file No. 001-39354), as amended, initially filed with the Securities and Exchange Commission on April 30, 2025)
4.23#	Share Incentive Plan (incorporated herein by reference to Exhibit 10.23 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)
4.24#	Amended and Restated Securities Purchase Agreement, dated February 8, 2024, between Quhuo Limited and VG Master Fund SPC (incorporated herein by reference to Exhibit 10.1 to our Form 6-K/A filed with the Securities and Exchange Commission on February 8, 2024)
4.25	Acquisition Agreement by and among Quhuo Limited, Quhuo International Trade (HK) Limited and LIDA GLOBAL LIMITED dated July 1, 2024 (incorporated herein by reference to Exhibit 10.1 to our Form 6-K filed with the Securities and Exchange Commission on July 2, 2024)
4.26	Acquisition Agreement by and among Quhuo Limited, Quhuo International Trade (HK) Limited, Longx Tech Limited, Highland Vision Holding LTD and Genan Tech Limited dated July 1, 2024 (incorporated herein by reference to Exhibit 10.2 to our Form 6 -K filed with the Securities and Exchange Commission on July 2, 2024)
4.27	Form of Senior Convertible Promissory Note (incorporated herein by reference to Exhibit 10.3 to our Form 6-K filed with the Securities and Exchange Commission on July 2, 2024)
4.28	Sales Agreement by and between Quhuo Limited and AC Sunshine Securities dated August 26, 2025 (incorporated herein by reference to Exhibit 10.1 to our Form 6-K filed with the Securities and Exchange Commission on August 26, 2025)
4.29	Share Incentive Plan (incorporated herein by reference to Exhibit 99.1 to our Form 6-K filed with the Securities and Exchange Commission on December 19, 2025)
4.30	Form of Securities Purchase Agreement by and among Quhuo Limited and certain investors dated February 11, 2026 (incorporated herein by reference to Exhibit 10.1 to our Form 6-K filed with the Securities and Exchange Commission on February 11, 2026)

8.1*	List of subsidiaries and affiliated entities of the Registrant
11.1	Code of business conduct and ethics (incorporated herein by reference to Exhibit 99.1 to our registration statement on Form F-1 (file No. 333-238941), as amended, initially filed with the Securities and Exchange Commission on June 4, 2020)
11.2*	Insider Trading Policy (incorporated herein by reference to Exhibit 11.2 to our annual report on Form 20-F (file No. 001-39354), as amended, initially filed with the Securities and Exchange Commission on April 30, 2025)
12.1*	CEO Certification pursuant to Rule 13a - 14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification pursuant to Rule 13a - 14 of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Yuan Tai Law Offices
15.2*	Consent of Guangdong Prouden CPAs GP
15.3*	Letter from Marcum Asia CPAs LLP to the Securities and Exchange Commission (incorporated herein by reference to Exhibit 16.1 to our Form 6-K filed with the Securities and Exchange Commission on June 12, 2025)
15.4*	Consent of Jingtian & Gongcheng LLP
97	Compensation Recovery Policy of Quhuo Limited (incorporated herein by reference to Exhibit 97 to our annual report on Form 20-F (file No. 001-39354) filed with the Securities and Exchange Commission on April 17, 2024)
101.INS*	Inline XBRL Instance Document- the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F.

**	Furnished with this annual report on Form 20-F.

#	Indicates a management contract or any compensatory plan, contract or arrangement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

QUHUO LIMITED

By:	/s/ Leslie Yu
Name:	Leslie Yu
Title:	Chief Executive Officer

Date: April 2, 2026

QUHUO LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Quhuo Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Quhuo Limited (the “Company”) as of December 31, 2024 and December 31, 2025, the related consolidated statements of comprehensive income/(loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and December 31, 2025, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for expected credit loss to receivables from a third party

Critical Audit Matter Description

As described in Note 11 to the financial statements, the Company has long-term receivables due from a specific third party who operates in on-demand delivery industry (the “Counterparty”). In September 2024, the Company entered into an initial installment repayment agreement with this Counterparty for outstanding receivable. During the year ended December 31, 2025, the Company restructured the agreement to extend the repayment schedule for the outstanding balance of RMB 213.4 million over 56 months commencing January 2026. As of December 31, 2025, the total discounted balance of receivables from this Counterparty was RMB 196.8 million, the current portion of which amounted RMB 36.5 million was presented in the balance of accounts receivable. The Company has recorded an allowance for credit losses of RMB 31.2 million to the total discounted balance of the receivable from this Counterparty as of December 31, 2025.

The estimation of expected credit loss requires the Company to make significant judgments, including evaluating the Counterparty’s operation, historical payment patterns, current and forecasted economic conditions, and any specific risk factors affecting the Counterparty’s ability to pay.

Auditing the Company’s allowance for expected credit losses related to receivables from this Counterparty was complex and required substantial auditor judgment due to the significant degree of judgment and subjectivity involved in management’s assessment of the Counterparty’s ability to pay. Subjectivity and effort are required in performing procedures and evaluating audit evidences related to the expected credit losses.

How We Addressed the Matter in Our Audit

Our principal audit procedures included, among others:

(a).	obtaining an understanding the management’s process for developing the estimate of the expected credit loss;

(b).	evaluating the appropriateness of the methodology used by the Company;

(c).	testing the completeness, accuracy, and relevance of the key underlying data used in management's assessment;

(d).	assessing the reasonableness of significant assumptions used in assessment of the Counterparty’s ability to pay, among which, including the growth rate in revenue, the ratio of cost and expenses to revenue, through considering the past operation performance of the Counterparty, comparing the assumptions used with industry levels, and also the micro-environment of the industry;

(e).	sending confirmation to the Counterparty to confirm the repayment schedule and key operation information, also reviewing subsequent repayment in evidence of adherence to the repayment schedule;

/s/ Guangdong Prouden CPAs GP

Guangdong Prouden CPAs GP

We have served as the Company’s auditor since 2025

Guangzhou, China

April 2, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of Quhuo Limited

Opinion on Internal Control over Financial Reporting

We have audited Quhuo Limited’s (the “Company”) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weaknesses described below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework (2013) issued by the COSO.

A material weakness is a control deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in “Management’s Annual Report on Internal Control Over Financial Reporting”:

(1)	Ineffective control environment due to the lack of sufficient experience in Company personnel in operating the Company’s activities of internal audit function.

(2)	Insufficiently effective monitoring activities designed to assess the operating effectiveness of internal control over financial reporting.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets as of December 31, 2025 and the related consolidated statements of comprehensive (loss)/income, changes in shareholders’ equity and cash flows for the year ended December 31, 2025 of the Company and related notes. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the fiscal year ended December 31, 2025 consolidated financial statements, and this report does not affect our report dated April 2, 2026, which expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management Annual Report on Internal Control Over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that degree of compliance with the policies or procedures may deteriorate.

/s/ Guangdong Prouden CPAs GP

Guangdong Prouden CPAs GP

We have served as the Company’s auditor since 2025

Guangzhou, China

April 2, 2026

QUHUO LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
	Notes	2024	2025	2025
		RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents		63,202	38,376	5,488
Restricted cash		1,916	1,633	234
Accounts receivable, net	5	295,713	266,332	38,085
Prepayments and other current assets	6	112,044	98,522	14,088
Total current assets		472,875	404,863	57,895
Non-current assets:
Property and equipment, net	7	8,847	2,356	337
Right-of-use assets, net	8	4,647	1,558	223
Intangible assets, net	9	57,985	44,629	6,382
Goodwill	10	65,481	65,481	9,364
Deferred tax assets	16	31,548	54,841	7,842
Other non-current assets	11	225,643	224,634	32,122
Total non-current assets		394,151	393,499	56,270
Total assets		867,026	798,362	114,165
LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities (including current liabilities of the consolidated VIE without recourse to the primary beneficiary of RMB328,237 and RMB389,633(US$55,717) as of December 31, 2024 and 2025, respectively):
Accounts payable		145,777	161,635	23,113
Accrued expenses and other current liabilities	12	74,269	112,792	16,129
Short-term debt	13	112,848	113,447	16,223
Short-term lease liabilities	8	2,818	1,383	198
Amounts due to related parties	22	1,350	5,492	785
Total current liabilities		337,062	394,749	56,448
Non-current liabilities (including non-current liabilities of the consolidated VIE without recourse to the primary beneficiary of RMB69,292 and RMB53,954 (US$7,716) as of December 31, 2024 and 2025, respectively):
Long-term debt	13	4,706	—	—
Long-term lease liabilities	8	1,635	144	21
Deferred tax liabilities	16	599	256	37
Other non-current liabilities	14	62,408	53,609	7,666
Total non-current liabilities		69,348	54,009	7,724
Total liabilities		406,410	448,758	64,172
Commitments and contingencies	21	—	—	—

QUHUO LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
	Notes	2024	2025	2025
		RMB	RMB	US$
Shareholders’ equity:
Ordinary shares (US$0.0001 par value; 3,000,000,000 and 5,000,000,000 Class A ordinary shares authorized, 890,653,509 and 3,682,264,509 shares issued, and 890,653,509 and 3,682,264,509 shares outstanding as of December 31, 2024 and 2025, respectively; 6,296,630 and 6,296,630 Class B ordinary shares authorized, issued and outstanding as of December 31, 2024 and 2025, respectively; nil and 500,000,000 Class C ordinary shares authorized, issued and outstanding as of December 31, 2024 and 2025, respectively; 890,653,509 and 19,993,703,370 shares (undesignated) authorized, nil and nil shares (undesignated) issued and outstanding as of December 31, 2024 and 2025, respectively)
	18	615	2,602	372
Additional paid-in capital		1,839,482	1,877,581	268,491
Accumulated deficit		(1,373,825)	(1,523,289)	(217,827)
Accumulated other comprehensive loss		(1,550)	(2,137)	(306)
Total Quhuo Limited shareholders’ equity		464,722	354,757	50,730
Non-controlling interests		(4,106)	(5,153)	(737)
Total shareholders’ equity		460,616	349,604	49,993
Total liabilities and shareholders’ equity		867,026	798,362	114,165

The accompanying notes are an integral part of these consolidated financial statements.

QUHUO LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE Income/(LOSS)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		For the year ended December 31,
	Notes	2023	2024	2025	2025
		RMB	RMB	RMB	US$
Revenues	4	3,702,387	3,046,871	2,525,897	361,198
Cost of revenues		(3,535,778)	(2,973,158)	(2,513,524)	(359,429)
General and administrative		(184,336)	(148,627)	(187,775)	(26,851)
Research and development		(12,378)	(10,690)	(7,114)	(1,017)
Gain on disposal of intangible assets		22,317	75,220	4,441	635
Total operating expenses		(174,397)	(84,097)	(190,448)	(27,233)
Operating loss		(7,788)	(10,384)	(178,075)	(25,464)
Interest income		1,047	385	193	28
Interest expense		(4,882)	(4,105)	(4,196)	(600)
Other income/(expense), net		16,704	(2,627)	(230)	(33)
Income/(loss) before income tax		5,081	(16,731)	(182,308)	(26,069)
Income tax benefit	16	927	18,343	31,797	4,547
Net income/(loss)		6,008	1,612	(150,511)	(21,522)
Net (income)/loss attributable to non-controlling interests		(2,674)	1,093	1,047	150
Net income/(loss) attributable to ordinary shareholders of Quhuo Limited		3,334	2,705	(149,464)	(21,372)
Earnings/(loss) per share:	19
Basic		0.06	0.01	(0.11)	(0.02)
Diluted		0.06	0.01	(0.11)	(0.02)
Shares used in earnings/(loss) per share computation:	19
Basic		55,534,919	416,025,918	1,394,483,782	1,394,483,782
Diluted		55,534,919	416,025,918	1,394,483,782	1,394,483,782

The accompanying notes are an integral part of these consolidated financial statements.

QUHUO LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE Income/(LOSS) (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		For the year ended December 31,
	Notes	2023	2024	2025	2025
		RMB	RMB	RMB	US$
Net income/(loss):		6,008	1,612	(150,511)	(21,522)
Other comprehensive income/(loss):
Foreign currency translation adjustment		2,188	916	(587)	(84)
Comprehensive income/(loss)		8,196	2,528	(151,098)	(21,606)
Comprehensive (income)/loss attributable to non-controlling interests		(2,674)	1,093	1,047	150
Comprehensive income/(loss) attributable to ordinary shareholders of Quhuo Limited		5,522	3,621	(150,051)	(21,456)

QUHUO LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

	Number of				Accumulated
	outstanding		Additional		other	Quhuo Limited		Total
	ordinary	Ordinary	paid-in	Accumulated	comprehensive	shareholders’	Non-controlling	shareholders’
	shares	shares	capital	Deficit(1)	loss(2)	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2022	54,936,290	43	1,885,637	(1,379,864)	(4,654)	501,162	(3,585)	497,577
Net income	—	—	—	3,334	—	3,334	2,674	6,008
Other comprehensive income	—	—	—	—	2,188	2,188	—	2,188
Exercise of employee share options (note 15)	6,739,923	—	—	—	—	—	—	—
Share-based compensation (note 15)	—	—	(495)	—	—	(495)	—	(495)
Balance as of December 31, 2023	61,676,213	43	1,885,142	(1,376,530)	(2,466)	506,189	(911)	505,278
Net income/(loss)	—	—	—	2,705	—	2,705	(1,093)	1,612
Other comprehensive income	—	—	—	—	916	916	—	916
Share issued for securities purchase agreement (note 18)	41,405,680	3	14,237	—	—	14,240	—	14,240
Share issued for acquisition of Quhuo International’s non-controlling interest (note 17)	793,868,246	569	(59,897)	—	—	(59,328)	(2,102)	(61,430)
Balance as of December 31, 2024	896,950,139	615	1,839,482	(1,373,825)	(1,550)	464,722	(4,106)	460,616
Net loss	—	—	—	(149,464)	—	(149,464)	(1,047)	(150,511)
Other comprehensive loss	—	—	—	—	(587)	(587)	—	(587)
Share issued for securities purchase agreement (note 18)	2,891,611,000	1,987	35,089	—	—	37,076	—	37,076
Share-based compensation		—	3,010	—	—	3,010	—	3,010
Balance as of December 31, 2025	3,788,561,139	2,602	1,877,581	(1,523,289)	(2,137)	354,757	(5,153)	349,604
Balance as of December 31, 2025 in US$		372	268,491	(217,827)	(306)	50,730	(737)	49,993

(1)	The Company’s entities incorporated in the Chinese mainland appropriated statutory surplus fund of RMB15,018 and nil for the year ended December 31, 2024 and 2025, respectively.

(2)	Accumulative other comprehensive loss includes foreign currency translation adjustment for the years ended December 31, 2023, 2024 and 2025.

The accompanying notes are an integral part of these consolidated financial statements.

QUHUO LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		For the year ended December 31,
	Notes	2023	2024	2025	2025
		RMB	RMB	RMB	US$
Cash flows from operating activities
Net income/(loss)		6,008	1,612	(150,511)	(21,522)
Adjustments to reconcile net income/(loss) to net cash used in by operating activities:
Depreciation		5,316	4,508	1,428	204
Amortization		20,430	17,192	14,277	2,042
(Recovery from)/provision for credit losses		(648)	5,935	25,580	3,658
Deferred income taxes	16	(6,093)	(13,670)	(23,636)	(3,380)
Share-based compensation	15	(495)	—	3,011	431
Gain on disposals of intangible assets		(22,317)	(75,220)	(4,441)	(635)
Changes in fair value of short-term investments		(5,507)	6,308	—	—
Others		1,128	1,167	459	62
Changes in operating assets and liabilities:
Amounts due from a related party		3,623	253	—	—
Amounts due to related parties		—	1,350	4,142	592
Accounts receivable		19,701	179,900	29,382	4,202
Prepayments and other current assets		(42,379)	4,039	10,025	1,434
Other non-current assets		2,426	(16,699)	9,171	1,311
Accounts payable		(39,182)	(108,322)	15,858	2,268
Accrued expenses and other current liabilities		(24,605)	(36,026)	30,629	4,380
Right-of-use assets		(655)	1,570	3,088	442
Lease liabilities		961	(887)	(2,924)	(418)
Income taxes payable		(2,326)	4,057	5,322	761
Other non-current liabilities		(12,668)	8,195	(8,799)	(1,258)
Net cash used in operating activities		(97,282)	(14,738)	(37,939)	(5,426)
Cash flows from investing activities
Purchase of short-term investments		(70,010)	(530)	—	—
Proceeds from sales of short-term investments		72,510	530	—	—
Proceeds from disposal of short-term investments		1,419	863	—	—
Purchase of property and equipment		(142)	(924)	(1,453)	(208)
Acquisitions of intangible assets		(32,684)	(6,181)	(7,293)	(1,043)
Proceeds from disposals of intangible assets		46,824	5,782	11,850	1,695
Acquisition of equity investments		—	—	(29,301)	(4,190)
Proceeds from disposals of property and equipment		467	1,394	6,516	932
Net cash provided by/(used in) investing activities		18,384	934	(19,681)	(2,814)

QUHUO LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		For the year ended December 31,
	Notes	2023	2024	2025	2025
		RMB	RMB	RMB	US$
Cash flows from financing activities
Proceeds from short-term debt		271,463	593,333	775,730	110,928
Repayments of short-term debt		(246,544)	(573,232)	(775,131)	(110,842)
Repayments of long-term debt		(698)	(1,923)	(4,706)	(673)
Proceeds from issuance ordinary shares		—	14,240	37,076	5,302
Net cash provided by financing activities		24,221	32,418	32,969	4,715
Effect of exchange rate changes on cash, cash equivalents and restricted cash		110	48	(458)	(65)
Net (decrease)/increase in cash, cash equivalents and restricted cash		(54,567)	18,662	(25,109)	(3,590)
Cash, cash equivalents and restricted cash, at the beginning of year		101,023	46,456	65,118	9,312
Cash, cash equivalents and restricted cash, at the end of year		46,456	65,118	40,009	5,722
Supplemental disclosures of cash flow information:
Interest paid		3,167	2,786	2,398	343
Income tax paid		2,807	428	322	46
Supplemental disclosures of non-cash investing activities:
Operating lease liabilities arising from obtaining right-of-use assets		4,970	4,235	1,381	197

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

As of December 31, 2025, the Company’s principal subsidiaries, VIE and subsidiaries of the VIE are as follows:

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

Resolutions of directors of Quhuo Limited (the “Resolutions”) (continued)

As of December 31, 2025, RMB 42,743 of account receivable of the VIE were pledged or collateralized. Creditors of the VIE have no recourse to the general credit of the Company, who is the primary beneficiary of the VIE, through its 100% controlled subsidiary WFOE. The Company did not provide any financial or other support to the VIE other than what is obligated by the agreements described above. The table sets forth the assets and liabilities of the VIE’s after elimination within the VIE structure included in the Company’s consolidated balance sheets:

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	50,397	36,648	5,241
Restricted cash	1,916	1,633	234
Accounts receivable, net	280,309	230,143	32,910
Prepayments and other current assets	102,237	97,553	13,950
Total current assets	434,859	365,977	52,335
Non-current assets:
Property and equipment, net	8,781	2,324	332
Intangible assets, net	57,985	44,629	6,382
Right-of-use assets, net	4,647	1,558	223
Goodwill	65,481	65,481	9,364
Deferred tax assets	31,064	54,356	7,773
Other non-current assets	225,643	224,634	32,122
Total non-current assets	393,601	392,982	56,196
Total assets	828,460	758,959	108,531
LIABILITIES:
Current liabilities:
Accounts payable	145,750	158,988	22,735
Accrued expenses and other current liabilities	32,165	61,269	8,761
Short-term debt	102,848	113,447	16,223
Short-term lease liabilities	2,818	1,383	198
Inter-group balance due to Parent and WFOE	43,306	49,054	7,015
Amounts due to a related party	1,350	5,492	785
Total current liabilities	328,237	389,633	55,717
Non-current liabilities:
Deferred tax liabilities	599	256	37
Long-term debt	4,706	—	—
Long-term lease liabilities	1,635	144	21
Other non-current liabilities	62,352	53,554	7,658
Total non-current liabilities	69,292	53,954	7,716
Total liabilities	397,529	443,587	63,433

The VIE’s net asset balance was RMB430,931 and RMB315,372 (US$45,098) as of December 31, 2024 and 2025, respectively.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

1.	Organization, Consolidation and Principal Activities (continued)

Resolutions of directors of Quhuo Limited (the “Resolutions”) (continued)

The table sets forth the results of operations of the VIE included in the Company’s consolidated statements of comprehensive income/(loss) for the years ended December 31, 2023, 2024 and 2025, respectively:

	For the year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Revenue	3,547,932	2,933,604	2,438,295	348,672
Net income/(loss)	22,230	24,272	(129,007)	(18,448)

The table sets forth the cash flows of the VIE included in the Company’s consolidated statements of cash flows for the years ended December 31, 2023, 2024 and 2025, respectively:

	For the year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Net cash (used in)/ provided by operating activities	(74,965)	(53,786)	9,673	1,383
Net cash provided by/ (used in) investing activities	2,552	13,646	(29,630)	(4,237)
Net cash provided by financing activities	24,221	47,598	6,128	876
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(6)	(105)	(203)	(29)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(48,198)	7,353	(14,032)	(2,007)

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

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. Estimates and assumptions reflected in the Company’s consolidated financial statements include, but are not limited to, allowance for expected credit losses on accounts receivables, other current and non-current assets, incremental borrowing rate (“IBR”) applied in lease liabilities, impairment of property and equipment, intangible assets and goodwill, and valuation allowance for deferred tax assets. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

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

Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are re-measured at the exchange rates prevailing at the balance sheet date. Exchange gains and losses resulting from remeasurement are included in the consolidated statements of comprehensive income/(loss).

The Company uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive loss, a component of shareholders’ equity.

Convenience translation

Amounts in US$ are presented for the convenience of the reader and are translated at the noon buying rate of US$1.00 to RMB6.9931 on December 31, 2025 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Liquidity

The Company had net income of RMB6.0 million and RMB1.6 million for the years ended December 31, 2023 and 2024, respectively. And had net loss of RMB150.5 million for the year ended December 31, 2025. Net cash used in operating activities was RMB97.3 million, RMB14.7 million, and RMB37.9 million for the years ended December 31, 2023, 2024 and 2025, respectively. Accumulated deficit was RMB1,373.8 million and RMB1,523.3 million as of December 31, 2024 and 2025, respectively. The Company assesses its liquidity by its ability to generate cash from operating activities, ability in obtaining loans from banks and attract investors’ investments. Historically, the Company has relied principally on both operational sources of cash and non-operational sources of financing from bank and investors to fund its operations. The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenues while controlling costs and operating expenses, as well as, generating operational cash flows and continuing to gain support from outside sources of financing. The Company has been continuously receiving financing support from outside investors. In August 2025, the Company entered into a Sales Agreement (the “ATM Agreement”) up to $50,000,000 of the Company’s American Depositary Shares to fund of US$5.3 million. In February 2026, the Company entered into a securities purchase agreement with several purchasers for the issuance and sale of an aggregate of 20,000,000 of the Company’s American Depositary Shares at a purchase price of $0.494 per ADS in a registered direct offering. The gross proceeds from the offering, before deducting the offering expenses payable by the Company, are expected to be approximately $9.88 million, among which $4.39 million gross proceeds has been received subsequently as of the date of this filing. Moreover, the Company can adjust the pace of its operation expansion and control the operating expenses. Based on the above considerations, the Company believes the cash and cash equivalents and the operating cash flows are sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the date of the issuance of the consolidated financial statements. The Company’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

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

Expected credit losses

Accounts receivable, other receivables included in prepayments and other current assets, rental and industry customer deposits and long-term receivables included in other non-current assets are presented net of the allowance for expected credit losses, in accordance with ASC Topic 326, Financial Instruments - Credit Losses. The Company estimates this allowance using the CECL model, which requires management to make significant judgements regarding the timing and amounts of expected losses. These estimates incorporate historical collection experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, as well as an assessment of receivables due from specific identifiable counter-parties. This is assessed at each half year based on the Company’s specific facts and circumstances.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (continued)

Fair value measurements

Financial instruments of the Company primarily include cash, restricted cash, accounts receivable, prepayments and other current assets, other non-current assets, accounts payable and accrued expenses and other current liabilities, amounts due from and due to related parties, short-term debt and long-term debt. The Company applies ASC 820, Fair Value Measurements and Disclosures (’‘ASC 820’’), in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement.

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

The carrying amounts of prepayments and other current assets, accounts payable, accrued expenses and other current liabilities approximate their fair value due to their relatively short maturity.

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

Impairment of long-lived assets other than goodwill

The Company evaluates its long-lived assets, including property and equipment and intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Company evaluates the recoverability of long-lived assets by comparing their carrying amount to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets when the market prices are not readily available. The Company recorded nil impairment charges related to long-lived assets other than goodwill for the years ended December 31, 2023, 2024 and 2025.

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

Long-term investments

The Company’s long-term investments consist of long-term investments and equity investments without readily determinable fair value.

For equity investments without readily determinable fair value, the Company elects to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. Significant judgments are required to determine (i) whether observable price changes are orderly transactions and identical or similar to an investment held by the Company; and (ii) the selection of appropriate valuation methodologies and underlying assumptions, including expected volatility and the probability of exit events as it relates to liquidation and redemption features used to measure the price adjustments for the difference in rights and obligations between instruments.

Goodwill

In accordance with ASC 350, Intangibles-Goodwill and Others (“ASC 350”), the Company assigns and assesses goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. Goodwill was allocated to the reporting units that are expected to benefit from the business combinations.

Under ASC 350, goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. Company applies a one-step quantitative test and record the amount of goodwill impairment as the excess of a goodwill allocated to the reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The Company assesses qualitative factors such as business changes, economic outlook, financial trends and forecast, growth rates, industry data and other relevant qualitative factors to determine if it’s more-likely-than-not that the goodwill might be impaired and whether it’s necessary to perform a quantitative goodwill impairment. If the qualitative factors indicate a potential impairment, the Company compares the carrying amount of a reporting unit to its fair value, which is based on a discounted future cash flow approach. The Company recognized goodwill impairment charge of nil for the years ended December 31, 2023, 2024 and 2025.

Revenue recognition

The Company generates its revenue from its on-demand consumer service business, primarily from on-demand delivery solution services provided to online ordering platforms operated by industry customers in the PRC and some other third parties. The Company also generates revenue from its mobility service solution services and housekeeping and other solution.

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

Revenue recognition (continued)

On-demand delivery solutions (continued)

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

Mobility service solutions

The Company’s mobility service solutions comprise ride-hailing solutions, shared-bike maintenance solutions and vehicle export solutions.

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

Revenue recognition (continued)

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

Vehicle export solutions

The Company generated revenue from vehicle export solutions primarily by selling vehicles to third party buyers. The Company charges payments of vehicles based on the unit price and the number of vehicles shipped and recognizes sales revenue at a point in time when control of the vehicle is transferred to the customer.

Housekeeping and other solutions

The Company generated revenue from housekeeping and other solutions primarily by providing standardized housekeeping service including cleaning and other services to industry customers that mainly comprise hotels and B&Bs and short-term rental properties in China. The Company charges monthly service fees to industry customers based on the service hours and/or the number of fulfilled orders and adjusted based on KPI performance. Revenues are variable based on the volume of service performed and the Company applies the invoice practical expedient and recognizes revenue in the amount to which we have a right to invoice.

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

Employee benefit expenses

All eligible employees of the Company are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Company is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees’ salaries. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Company’s obligations are limited to the amounts contributed. The Company has no further payment obligations once the contributions have been paid. The Company recorded employee benefit expenses of RMB6,935, RMB6,828 and RMB4,945 (US$707) for the years ended December 31, 2023, 2024 and 2025, respectively.

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

Leases

The Company leases offices and service stations to support its on-demand delivery solution services and leases vehicles to individual drivers for ride-hailing solution services. The Company accounts for leases under Accounting Standards Codification 842 (“ASC 842”) and records an operating lease right-of-use (“ROU”) asset and lease liability based on the present value of the lease payments over the lease term at the commencement date. The Company excludes variable lease payments not dependent on an index or rate from the ROU asset and lease liability calculations and recognize such amounts as expense in the period which it incurs the obligation for those. As the rate implicit in the Company’s leases are not readily available, the company estimates its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. The incremental borrowing rate reflects the fixed rate at which the Company could borrow on a collateralized basis, the amount of the lease payments in the same currency, for a similar term and in a similar economic environment. ROU assets include any lease prepayments and are reduced by lease incentives. The Company recognize operating lease expense on a straight-line basis over the lease term. Lease terms are based on the non-cancelable term of the lease and may contain options to extend the lease when it is reasonably certain that the Company will exercise. The Company also made an accounting policy election to exempt short-term leases of 12 months or less form balance sheet recognition requirements associated with the new standard. The Company will recognize fixed rental payments for these short-term leases as a straight-line expense over the lease.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

2.	Summary of Significant Accounting Policies (continued)

Income taxes

The Company follows the asset and liability method of accounting for income taxes in accordance with ASC 740, Income Taxes (’‘ASC 740’’). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

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

Share-based compensation

Awards granted to employees

The Company applies ASC 718, Compensation-Stock Compensation (’‘ASC 718’’), to account for its employee share-based payments. In accordance with ASC 718, the Company determines whether an award should be classified and accounted for as a liability award or equity award. All the Company’s share-based awards to employees were classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values.

Awards granted to non-employees

The Company elected to recognize share-based compensation using the accelerated method, for all share-based awards granted with graded vesting based on service conditions and performance conditions. For share-based payment awards with market conditions, such market conditions are included in the determination of the estimated grant-date fair value.

The Company elected to account for forfeitures as they occur. The Company, with the assistance of an independent third-party valuation firm determined the fair value of the stock options granted to employees and non-employees. The Black-Scholes model and Discounted Cash-flow method was applied in determining the estimated fair value of the options and shares granted to employees and non-employees.

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

Segment reporting

In accordance with ASC 280-10, Segment Reporting: Overall, the Company’s chief operating decision maker (’‘CODM’’) has been identified as the Chief Executive Officer.

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

The Company’s chief operating decision maker has been identified as the Chief Executive Officer who reviews financial information of operating segments based on US GAAP amounts when making decisions about allocating resources and assessing performance of the Company. For the years ended December 31, 2023 and 2024 and 2025, the Company identified three operating segments, including (i) on-demand delivery solutions, (ii) mobility service solutions, and (iii) housekeeping and accommodation solutions and other services. The Company identified on-demand delivery solutions as one reportable segment. Mobility service solutions, and housekeeping and accommodation solutions and other services individually did not exceed the 10% quantitative threshold and as a result, were included in others segment.

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

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This Update is issued to address challenges encountered when applying the guidance in Topic 326, Financial Instruments—Credit Losses, to current accounts receivable and current contract assets arising from transactions accounted for under Topic 606, Revenue from Contracts with Customers. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. The Company is currently in the process of evaluating the impact this amended guidance may have on its consolidated financial statements.

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

For the years ended December 31, 2023, 2024 and 2025, there were three, three, and two customers that each accounted for more than 10% of total revenue, which represented 35%, 30%, and 25%; 35%, 35%, and 19%; and 50% and 37% of total revenues, respectively. And for the years ended December 31, 2023, 2024 and 2025, there were three, two, and three suppliers that each accounted for more than 10% of total cost of revenue, which represented 27%, 24%, and 15%; and 14% and 10%; and 18%, 17% and 14% of total cost of revenue, respectively.

(b)	Interest rate risk

The Company is exposed to interest rate risk related to its short-term loan. The interest rate of a short-term loan was mainly based on the one year People’s Bank of China (“PBOC”) benchmark interest rates and a pre-determined margin. A hypothetical 1% increase or decrease in annual interest rates would increase or decrease interest expense by approximately RMB 1,132 (US$162) per year based on the outstanding short-term loan balance at December 31, 2025.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

3.	Concentration of Risks (continued)

(c)	Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For RMB against U.S. dollar, there was depreciation of approximately 2.9% and 2.8% during the years ended December 31, 2023 and 2024, respectively, and appreciation of approximately 4.2% during the years ended December 31, 2025. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. To the extent that the Company needs to convert U.S. dollar into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends on ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company. In addition, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of the Company’s earnings or losses.

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

Financial assets that potentially expose the Company to significant concentration of credit risk consist primarily of cash, accounts receivable, other non-current assets and deposits. All of the Company’s cash and short-term investments were held at reputable financial institutions with high-credit ratings. In the event of bankruptcy of one of these financial institutions, the Company may not be able to claim its cash and demand deposits back in full. The Company continues to monitor the financial strength of the financial institutions. There has been no recent history of default in relation to these financial institutions. Accounts receivable and deposits, unsecured and denominated in RMB, derived from or held by industry customers are exposed to credit risk. The Company manages credit risk of accounts receivable through ongoing monitoring of the outstanding balances.

4.	Revenues

The following table presents the Company’s revenues disaggregated by revenue category.

	For the year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Revenue
On-demand delivery solution services	3,412,802	2,828,483	2,334,185	333,783
Mobility service solutions	233,837	175,148	115,665	16,540
Housekeeping services	48,670	30,125	75,915	10,856
Others	7,078	13,115	132	19
Total revenues	3,702,387	3,046,871	2,525,897	361,198

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

4.	Revenues (continued)

The following is a summary of the Company’s disaggregated revenues by timing of revenue recognition:

	For the year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Revenue
Point in time	154,455	105,972	83,742	11,975
Over time	3,547,932	2,940,899	2,442,155	349,223
Total revenues	3,702,387	3,046,871	2,525,897	361,198

5.	Accounts Receivable

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
Accounts receivable	302,465	272,990	39,037
Less: allowance for credit losses	(6,752)	(6,658)	(952)
Accounts receivable, net	295,713	266,332	38,085

The following table presents the movement in the allowance for credit losses:

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
Balance at beginning of year	(6,373)	(6,752)	(966)
Additions	(911)	(213)	(30)
Reversals	532	307	44
Balance at end of year	(6,752)	(6,658)	(952)

The Company’s accounts receivable as of December 31, 2024 and 2025 are aged within 90 days, except for the RMB79,296 and RMB36,467 (US$5,215) balance due from a third party as of December 31, 2024 and 2025, respectively, which represents the current portion of a long term receivable disclosed in note 11.

6.	Prepayments and Other Current Assets

Prepayments and other current assets consisted of the following:

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
Other receivables (1)	98,212	70,466	10,077
Employee advances	1,117	4,160	595
Prepaid rents	1,638	532	76
Others	11,077	23,364	3,340
Total prepayments and other current assets	112,044	98,522	14,088

(1)	Other receivables primarily represent prepayments to suppliers to purchase service for on-demand delivery solution services and vehicle export solutions services.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

7.	Property and Equipment

Property and equipment, net consisted of the following:

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
Vehicles	11,647	2,404	344
Electronic equipment	4,931	4,943	707
Leasehold improvement	417	417	60
Furniture	481	481	69
Less: Accumulated depreciation	(8,629)	(5,889)	(843)
Total property and equipment, net	8,847	2,356	337

The Company recorded depreciation expenses of RMB5,316, RMB4,508 and RMB1,428(US$204) for the years ended December 31, 2023, 2024 and 2025, respectively.

8.	Leases

The Company’s operating leases mainly related to office premises and on-demand delivery service stations. The total lease cost for the years ended December 31, 2023, 2024 and 2025 was RMB39,809, RMB30,148 and RMB8,954(US$1,280), comprised of operating lease expenses of RMB4,873, RMB4,906 and RMB4,373(US$625), and short-term lease expenses of RMB34,936, RMB25,242 and RMB4,508(US$655), respectively.

The following table presents supplemental information related to operating leases:

	For the year ended December 31,
	2023	2024	2025
Weighted-average remaining lease term (years)	1.58	1.91	1.21
Weighted average incremental borrowing rate	4.67%	4.23%	3.32%

The undiscounted future minimum payments under the Company’s operating lease liabilities and reconciliation to the operating lease liabilities recognized on the consolidated balance sheet was as below:

	2025	2025
	RMB	US$
2025	1,410	202
2026	146	21
2027 and after	—	—
Total undiscounted cashflows	1,556	223
Less: imputed interest	29	4
Present value of lease liabilities	1,527	219

As of December 31, 2025, future minimum payment under non-cancellable leases was RMB1,556 (US$223).

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

9.	Intangible Assets, net

Intangible assets, net consisted of the following:

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
Customer relationships	132,443	126,692	18,117
Purchased software	579	642	92
Technology	2,900	2,900	415
Less: Accumulated amortization and impairment	(77,937)	(85,605)	(12,242)
Total intangible assets, net	57,985	44,629	6,382

The Company recorded amortization expenses of RMB20,430, RMB17,192 and RMB14,277 (US$2,042) primarily as cost of revenues, and nil of impairment charges as general and administrative expenses for the years ended December 31, 2023, 2024 and 2025, respectively. As of December 31, 2025, estimated amortization expenses of the existing intangible assets for the next five years are RMB11,976, RMB10,009, RMB7,719, RMB5,588 and RMB2,197, respectively.

10.	Goodwill

Changes in the carrying amount of goodwill by the reporting units as of December 31, 2024 and 2025 were as follows:

	Meituan	Eleme			Ride-hailing
	on-demand	on-demand	B&B	Housekeeping	solution
	delivery	delivery	solution	solution	services	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2023	11,194	9,819	4,613	36,245	3,610	65,481
Acquisitions	—	—	—	—	—	—
Balance as of December 31, 2024	11,194	9,819	4,613	36,245	3,610	65,481
Acquisitions	—	—	—	—	—	—
Balance as of December 31, 2025	11,194	9,819	4,613	36,245	3,610	65,481
Balance as of December 31, 2025, in US$	1,601	1,404	660	5,183	516	9,364

In December 2024 and 2025, the Company completed its annual goodwill impairment analysis, and no impairment charges were recorded.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

11.	Other Non-current Assets

Other non-current assets consisted of the following:

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
Rental and industry customer deposits (1)	95,150	91,084	13,025
Long-term receivables (2)	134,634	134,064	19,171
Long-term investments	1,415	1,415	202
Equity investments without readily determinable fair value (3)	—	29,301	4,190
Less: allowance for credit losses	(5,556)	(31,230)	(4,466)
Total other non-current assets	225,643	224,634	32,122

(1)	The Company’s rental deposits are mainly paid to landlords for its various office spaces and are refundable upon termination of the leases. Industry customer deposits consist of refundable deposits paid to industry customers and are refundable upon termination of contracts with each customer. The Company evaluated the recoverability of the deposits periodically and recorded a provision for credit losses of RMB676 and RMB1,115 (US$160) for the years ended December 31, 2024 and 2025, respectively.

(2)

The Company has long-term receivables due from a specific third party who operates in on-demand delivery industry (the “Counterparty”). In September 2024, the Company entered into an initial installment repayment agreement with this Counterparty for outstanding receivable. During the year ended December 31, 2025, the Company restructured the agreement to extend the repayment schedule for the outstanding balance of RMB 213.4 million over 56 months commencing January 2026. As of December 31, 2025, the total discounted balance of receivables from this Counterparty was RMB 196.6 million, the current portion of which amounted RMB 36.5 million was presented in the balance of accounts receivable. The Company has recorded an allowance for credit losses of RMB 31.2 million to the total discounted balance of the receivable from this Counterparty as of December 31, 2025.

(3)	In November 2025, the Company entered into share subscription agreement to acquire 5% of Artplus (HongKong) Co., Limited’s equity interest for a total cash consideration of RMB25,105 (US$3,590). In November 2025, the Company entered into share subscription agreement to acquire 10% of Xfortune Investment Limited’s equity interest for a total cash consideration of RMB6,993 (US$1,000). As of December31, 2025, the Company does not obtain significant influence in these companies.

12.	Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
Amounts due to third-parties	22,627	43,560	6,229
Income tax payables	15,178	15,214	2,176
Other tax payables	1,256	1,256	180
Salary and welfare payables	7,685	11,245	1,608
Deposits received from ride-hailing drivers	2,342	2,994	428
Purchase consideration payable	15,725	15,816	2,262
Others	9,456	22,707	3,246
Total	74,269	112,792	16,129

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

13.	Debt

Short-term Debt

The following table presents the Company’s outstanding short-term debt as of December 31, 2024 and 2025:

	Annual		As of	As of
Name	interest rates	Term	December 31, 2024	December 31, 2025
			RMB	RMB	US$
Short-term loans
Short-term bank loans	2.30%-5.00%	0.5-1 year	110,021	113,151	16,181

Short-term bank loans consist of secured RMB denominated borrowings from financial institutions in the PRC that are repayable within one year. As of December 31, 2024 and 2025, the repayments of all short-term loans are collateralized by certain accounts receivables of RMB42,743(US$6,112), or guaranteed by certain subsidiaries of the Company.

Long-term debt

The following table presents the Company’s long-term debt as of December 31, 2024 and 2025:

	Annual		As of	As of
	interest rates	Term	December 31, 2024	December 31, 2025
			RMB	RMB	US$
Long-term debt, current portion	5.55% - 10.46%	3-4.5 years	2,827	296	42
Long-term debt, non-current portion	5.55% - 10.46%	3-4.5 years	4,706	—	—
Total			7,533	296	42

In December 2022, the Company entered into an agreement with a third party pursuant to which the Company borrowed RMB1,427 to purchase 12 vehicles for a total consideration of RMB1,737 for the Company’s ride-hailing solution business. Under the terms of the agreement, the Company will repay in fixed monthly installments over 48 months. The effective interest rate was 10.46% per annum. The Company obtained the ownership of the vehicles at inception of the arrangement and the borrowings are secured by the related vehicles. In 2025, the Company repaid the loan of 10 vehicles ahead of schedule.

In May 2023 and December 2023, the Company entered into 3 agreements with third parties pursuant to which the Company borrowed RMB8,861 to purchase 83 vehicles for a total consideration of RMB9,052 for the Company’s ride-hailing solution business. Under the terms of the agreement, the Company will repay in fixed monthly installments in 36 to 54 months. The effective interest rates were 5.55% to 9.99% per annum. The Company obtained the ownership of the vehicles at inception of the arrangement and the borrowings are secured by the related vehicles. In 2025, the Company repaid the loan of 77 vehicles ahead of schedule.

The weighted average interest rate for all the outstanding borrowings was approximately 5.10%, 4.31% and 3.62% per annum as of December 31, 2023, 2024 and 2025 respectively.

As of December 31, 2025, maturities of the debt are all within one year.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

14.	Other non-current liabilities

Other non-current liabilities consisted of the following:

		As of December 31,
	Note	2024	2025	2025
		RMB	RMB	US$
Unrecognized tax benefit	16	60,608	51,809	7,409
Contingent consideration, non-current portion		1,800	1,800	257
Total		62,408	53,609	7,666

15.	Share-Based Compensation

Employees

In 2025, the Company granted subsidiary’s shares with a value equivalent to RMB 3,011 to certain executives of the Company.The Discounted Cash-flow method was applied in determining the estimated fair value of shares granted.

No grants of options in 2023, 2024 and 2025.

A summary of the option activities for employees under the 2019 Plan is as follows:

Weighted
		Weighted	Weighted		average
		average	average	Aggregate	remaining
	Number of	exercise	grant date	intrinsic	contractual
	options	price	fair value	value	term
		USD	USD	USD
Outstanding as of December 31, 2022	3,794,653	0.05	5.22	1,300	6.3
Exercised	(3,794,653)	—	5.22	—	—
Outstanding as of December 31, 2023	—	—	—	—	—
Outstanding as of December 31, 2024	—	—	—	—	—
Outstanding as of December 31, 2025	—	—	—	—	—
Vested and expected to vest as of December 31, 2025	—	—	—	—	—
Exercisable at December 31, 2025	—	—	—	—	—

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s ordinary share as of December 31, 2023, 2024 and 2025 and the option’s respective exercise price. For the year ended December 31, 2025, the total intrinsic value and unrecognized employee share-based compensation expenses related to unvested share-based awards was nil.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

15.	Share-Based Compensation (continued)

Non-employees

In December 2023, the Company granted 1,644,576 options under the 2019 Plan to certain non-employee. These options were fully vested on the grant date, and the Company recognized the share compensation expenses in full on the grant date.

As of December 31, 2023, all options granted were exercised with waived price.

A summary of the option activities for non-employees under the 2019 Plan is as follows:

Weighted
		Weighted	Weighted		average
		average	average	Aggregate	remaining
	Number of	exercise	grant date	intrinsic	contractual
	options	price	fair value	value	term
		US$	US$	US$
Outstanding as of December 31, 2022	1,300,694	0.0001	5.08	556	7.2
Granted	1,644,576	0.0001	—	—	—
Exercised	(2,945,270)	0.00002	2.24	—	—
Outstanding as of December 31, 2023	—	—	—	—	—
Outstanding as of December 31, 2024	—	—	—	—	—
Outstanding as of December 31, 2025	—	—	—	—	—
Vested and expected to vest as of December 31, 2025	—	—	—	—	—
Exercisable as of December 31, 2025	—	—	—	—	—

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s ordinary share as of December 31, 2023, 2024 and 2025 and the option’s respective exercise price. For the year ended December 31, 2025, the total intrinsic value and unrecognized employee share-based compensation expenses related to unvested share-based awards was nil.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

15.	Share-Based Compensation (continued)

Fair value of options

The Company estimated the fair value of options using the   Black-Scholes model, with the assistance from an independent third-party appraiser. The binomial-lattice option model requires the input of highly subjective assumptions, including the expected share price volatility and the expected exercise multiple. For expected volatilities, the Company referenced historical volatilities of several comparable companies. The suboptimal exercise factor was estimated based on the Company’s expectation of exercise behavior of the grantees. The risk-free rate for periods within the contractual life of the options is based on the market yield of U.S. Treasury Bonds in effect at the time of grant. The estimated fair value of the ordinary shares, at the option grant dates, was determined with the assistance from an independent third-party appraiser. The Company’s management is ultimately responsible for the determination of the estimated fair value of its ordinary shares.

The assumptions used to estimate the fair value of the options granted are as follow:

	For the year ended
	December 31, 2023
Risk-free interest rate		4.0%
Expected volatility		94.5%
Suboptimal exercise factor		2.5
Fair value per ordinary share	US$	0.145
Expected dividend yield		—
Post-vesting forfeiture rate		—

The Black-Scholes option pricing model considered the contract lives of the options of 10 years.

The Company recognized nil, nil and RMB3,011 of share-based compensation expense in general and administrative expenses for the years ended December 31, 2023, 2024 and 2025, respectively.

16.	Income Taxes

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

16.	Income Taxes (continued)

PRC

The Company’s subsidiaries, VIE and VIE’s subsidiaries in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the “EIT Law”), which was effective since January 1, 2008 except for the following entities eligible for preferential tax rates. For qualified small and micro-sized enterprise, from January 1, 2022 to December 31, 2022, 12.5% of the first RMB 1.0 million of the assessable profit before tax is subject to preferential tax rate of 20% and the 25% of the assessable profit before tax exceeding RMB 1.0 million but not exceeding RMB 3.0 million is subject to preferential tax rate of 20%. From January 1, 2023 to December 31, 2027, 25% of the first RMB 3.0 million of the assessable profit before tax is subject to the tax rate of 20%. For the years ended December 31, 2023, 2024 and 2025, some PRC subsidiaries are qualified small and micro-sized enterprise as defined, and thus are eligible for the above preferential tax rates for small and micro-sized enterprise. Hainan Quhuo, Hainan Xinying and Haikou Chengtu are enterprises registered in the Hainan free trade port and engaged in substantial business in encouraged industries and are therefore entitled to preferential tax rate of 15%. Beijing Quhuo, a subsidiary of VIE, was recognized as high and new technology enterprise (“HNTE”) in 2020 and renewed in 2023, thus it is eligible for a preferential tax rate of 15% from 2020 to 2025.

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

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of comprehensive (loss)/income were as follows:

	For the year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Current income tax expense/(benefit)	5,166	(4,673)	(8,161)	(1,167)
Deferred income tax benefit	(6,093)	(13,670)	(23,636)	(3,380)
Total income tax expense/(benefit)	(927)	(18,343)	(31,797)	(4,547)

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

16.	Income Taxes (continued)

Reconciliation between expenses of income taxes

The reconciliations of the income tax expense for the years ended December 31, 2023, 2024 and 2025 were as follows:

	For the year ended December 31,
	2023	2024
	RMB	RMB
Income/(loss)before income tax expense	5,081	(16,731)
Income tax expense/(benefit)at statutory tax rate	1,270	(4,183)
International tax rate difference	(289)	2,984
Effect of preferential tax rates	(3,970)	(460)
Non-deductible entertainment expenses	454	339
Non-deductible stock compensation	(124)	—
Other non-deductible expense	—	452
Research and development expense super-deduction	(1,520)	(1,357)
Changes in valuation allowance	(1,355)	(12,576)
Effects of deregistered/disposed entities	—	7,255
Changes of uncertain tax position	1,789	(13,140)
Over-provisions of prior years	—	(2,250)
Interest expense	2,818	4,593
Income tax expense	(927)	(18,343)

	For the year ended
	December 31, 2025
	RMB	US$	Percent
Net income (loss) before income tax expense	(182,308)	(26,069)
Income tax at statutory tax rate	(45,749)	(6,542)	25.1%
International tax rate difference
Cayman Islands
Statutory tax rate difference between PRC and other jurisdictions	5,640	807	-3.1%
Hong Kong
Statutory tax rate difference between PRC and other jurisdictions	8	1	0.0%
Other foreign jurisdictions	(662)	(95)	0.4%
Effect of preferential tax rates	12,240	1,750	-6.7%
Changes in valuation allowance	16,306	2,332	-8.9%
Nontaxable or nondeductible items
Non-deductible expenses
Entertainment expenses	363	52	-0.2%
Stock compensation	(753)	(108)	0.4%
Others	665	95	-0.4%
Changes of uncertain tax position	(20,392)	(2,916)	11.2%
Other adjustments
Research and development expense super-deduction	(1,365)	(195)	0.7%
Effects of deregistered/disposed entities	(1,306)	(187)	0.7%
Reversal of income tax payable of deregistered/disposed entities	(76)	(11)	0.0%
Interest expense	3,283	470	-1.8%
Income tax expense	(31,797)	(4,547)	17.4%

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

16.	Income Taxes (continued)

Deferred tax assets and liabilities

Deferred taxes were measured using the enacted tax rates for the periods in which the temporary differences are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax balances as of December 31, 2024 and 2025 were as follows:

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
Deferred tax assets:
Tax losses carried forward	21,953	55,463	7,931
Accrued expense and other current liabilities	5,095	9,848	1,408
Amortization and depreciation difference	4,201	4,201	601
Bad debt provision	2,357	6,047	865
Leasing liability	916	382	55
Prepaid rent	31	5	1
Less: valuation allowance	(2,239)	(20,797)	(2,974)
Total deferred tax assets, net of valuation allowance	32,314	55,148	7,887
Deferred tax liabilities:
Intangible assets	416	177	25
Right-of-use assets	947	387	55
Total deferred tax liabilities	1,363	564	80

The Company operates through VIE and subsidiaries of the VIE and valuation allowance is considered for each of the entities on an individual basis. The Company recorded valuation allowance against deferred tax assets of those entities that were in a three-year cumulative financial loss and are not forecasting profits in the near future as of December 31, 2023, 2024 and 2025. In making such determination, the Company also evaluated a variety of factors including the Company’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

As of December 31, 2023, 2024 and 2025, the Company had taxable losses of RMB113,220, RMB123,111 and RMB161,354 (US$23,073) derived from entities in the PRC, which can be carried forward per tax regulation to offset future taxable income for income tax purposes. The PRC taxable losses will expire from December 31, 2026 to 2030 if not utilized.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

16.	Income Taxes (continued)

Unrecognized Tax Benefit

As of December 31, 2023, 2024 and 2025, the Company had unrecognized tax benefit of RMB54,212, RMB41,772 and RMB35,341 (US$5,054), respectively, of which RMB54,212, RMB41,772 and RMB29,690 (US$4,246) are presented on a net basis against the deferred tax assets related to tax loss carry forwards in the other non-current liabilities in the consolidated balance sheets. It is possible that the amount of unrecognized tax benefit will further change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment. As of December 31, 2023, 2024 and 2025, unrecognized tax benefits of RMB54,098, RMB41,772 and RMB35,341 (US$5,054), respectively, if ultimately recognized, will impact the effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefit was as follows:

	As of December 31,
	2024	2024	2024
	RMB	RMB	US$
Balance at January 1	54,212	41,772	5,973
Increase	—	7,295	1,043
Decrease	(12,440)	(13,726)	(1,963)
Balance at December 31	41,772	35,341	5,053

In the years ended December 31, 2023, 2024 and 2025, the Company recorded interest expense accrued in relation to the unrecognized tax benefit of RMB2,818, RMB4,593 and RMB3,283 (US$469) in income tax expense, respectively. Accumulated interest expense recorded in unrecognized tax benefit was RMB14,242, RMB18,836 and RMB22,119 (US$3,163), respectively, as of December 31, 2023, 2024 and 2025.

As of December 31, 2025, the tax years ended December 31, 2019 through period ended as of the reporting date for the WFOE, the VIE and VIE’s subsidiaries remain open to examination by the PRC tax authorities.

17.	Acquisition of Non-controlling Interests

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

Specifically, the Company (1) entered into an equity acquisition agreement with Lida Global Limited, proposed to acquire 9.46% equity interest in Quhuo International for a consideration of the Company’s investment in a mutual fund. The mutual fund, transferred on September 2, 2024, had a fair value of RMB61,816 (US$8,550), and the RMB61,323 (US$8,482) difference between this fair value and the book value of the acquired non-controlling interest was debited to additional paid-in capital, and (2) an equity acquisition agreement with Longx Tech Limited, Highland Vision Holding LTD and Genan Tech Limited, proposed to acquire 29.64% equity interest in Quhuo International by issuing a senior convertible promissory note. This senior convertible promissory note, with a fair value of RMB204,080 (US$28,230) as of July 1, 2024, resulted in a RMB201,801 (US$27,941) debit to additional paid-in-capital to account for the difference between its fair value and the adjusted book value of the non-controlling interest. All senior convertible promissory notes were subsequently converted into 793,868,246 Class A Ordinary Shares on August 8, 2024, generating an additional RMB203,227 (US$28,112) credit to additional-paid-in capital for the year ended December 31, 2024.

Upon completion of the transactions, the company owned 90.1% equity interest in Quhuo International.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

18.	Ordinary Shares

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

On August 26, 2025, the Company entered into a Sales Agreement (the “ATM Agreement”) with AC Sunshine Securities LLC (the “Sales Agent”), acting as the Company’s sales agent, pursuant to which the Company may offer and sell, from time to time, to or through the Sales Agent, up to $50,000,000 of the Company’s American Depositary Shares, each representing 900 Class A ordinary shares, $0.0001 par value per share, of the Company. As of December 31, 2025, the Company issued and sold 2,791,611,000 Class A ordinary shares.

As of December 31, 2024, there were 890,653,509 Class A ordinary shares issued and outstanding, and there were 6,296,630 Class B ordinary shares issued and outstanding. As of December 31, 2025, there were 3,682,264,509 Class A ordinary shares issued and outstanding, there were 6,296,630 Class B ordinary shares issued and outstanding, and there were 100,000,000 Class C ordinary shares issued and outstanding. No Class B and Class C ordinary shares were converted into Class A ordinary shares as of December 31, 2025.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

19.	Earnings/(Loss) Per Share

The rights of the holder of Class A, Class B and Class C ordinary shares were identical for all periods presented, except with respect to voting and conversion rights, and therefore, the undistributed earnings were allocated on a proportionate basis and the resulting earnings per share attributable to ordinary shareholders were the same for both Class A and Class B ordinary shares on an individual or combined basis. The following table sets forth the computation of basic net earnings/(loss) per share for the following periods:

	For the year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Basic Earnings/(Loss) Per Share
Numerator:
Net income/(loss) attributable to ordinary shareholders for computing basic earnings/(loss) per ordinary share	3,334	2,705	(149,464)	(21,372)
Denominator:
Weighted average number of shares outstanding	55,534,919	416,025,918	1,394,483,782	1,394,483,782
Earnings/(loss) per share - basic	0.06	0.01	(0.11)	(0.02)

The following table sets forth the computation of diluted net earnings/(loss) per share for the following periods:

	For the year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Diluted Earnings/(Loss) Per Share
Numerator:
Net income/(loss) attributable to ordinary shareholders for computing diluted earnings/(loss) per ordinary share	3,334	2,705	(149,464)	(21,372)
Denominator:
Weighted average number of shares outstanding	55,534,919	416,025,918	1,394,483,782	1,394,483,782
Earnings/(loss) per share - diluted	0.06	0.01	(0.11)	(0.02)

For the year ended December 31, 2023, potential dilutive shares consist of incremental ordinary shares issuable upon the exercise of outstanding options calculated under treasury method. For the year ended December 31, 2024 and 2025, there is no potential dilutive shares.

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

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries and VIE with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts restricted include paid-in capital and statutory reserve of the Company’s PRC subsidiaries and the VIE, totaling approximately RMB90,015 (US$12,872) as of December 31, 2025; therefore in accordance with Rules 504 and 4.08(e)(3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2023, 2024 and 2025 and for each of the three years in the period ended December 31, 2025 are disclosed in Note 25.

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

21.	Commitments and Contingencies

Commitments

The Company has no purchase commitment as of December 31, 2025. The information of lease commitments is provided in Note 8.

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

22.	Related Party Transactions

Names of the related parties	Relationship with the Company
Hainan Huiliu Tianxia Network Technology Co., Ltd. (“Hainan Huiliu”)	Entity controlled by a totalling shareholder
Peilin Yu	Shareholder of Beijing Quhuo

Amounts due to related parties as of December 31, 2024 and 2025 were as follows:

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
Amounts due to related parties：
Hainan Huiliu	1,350	492	70
Peilin Yu	—	5,000	715
Total	1,350	5,492	785

Amounts due to Hainan Huiliu were related to labor recruitment services fee, which were settled in January 2026. Amounts due to Peilin Yu were loan from shareholder, which were settled in January 2026.

Transactions with related parties for the years ended December 31, 2023, 2024 and 2025:

	For the year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Labor consulting service received from:
Hainan Huiliu	24,977	30,373	6,085	870
Loan from shareholder:
Peilin Yu	—	—	5,000	715
Total	24,977	30,373	11,085	1,585

The Company received labor recruitment services from Hainan Huiliu and recorded labor recruitment cost in cost of revenues.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

23.	Segment reporting

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

	For the year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Revenues
On-demand delivery solution services	3,412,802	2,828,483	2,334,185	333,784
Others	289,585	218,388	191,712	27,414
Total revenues	3,702,387	3,046,871	2,525,897	361,198
Cost of revenues (Note)
On-demand delivery solution services	(3,268,933)	(2,775,575)	(2,353,152)	(336,496)
Others	(266,845)	(197,583)	(160,372)	(22,933)
Total cost of revenues	(3,535,778)	(2,973,158)	(2,513,524)	(359,429)
Gross profit	166,609	73,713	12,373	1,769
Reconciliation of profit or loss
Operating expenses:
General and administrative	(184,336)	(148,627)	(187,775)	(26,851)
Research and development	(12,378)	(10,690)	(7,114)	(1,017)
Gain on disposal of assets	22,317	75,220	4,441	635
Loss from operations	(7,788)	(10,384)	(178,075)	(25,464)
Non-operating income/(expense):
Interest income	1,047	385	193	28
Interest expense	(4,882)	(4,105)	(4,196)	(600)
Other income/(expense), net	16,704	(2,627)	(230)	(33)
Income/(loss) before income tax	5,081	(16,731)	(182,308)	(26,069)

Note: The cost of revenues for the years ended December 31, 2023, 2024 and 2025 mainly include cost of labor.

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

24.	Fair Value Measurement

(a)	Assets and liabilities measured or disclosed at fair value on a recurring basis

In accordance with ASC 820, the Company measures long-term investments and payables for contingent consideration for business acquisitions at fair value on a recurring basis. The long-term investments in equity investments without readily determinable fair value are categorized as a recurring basis using significant unobservable inputs (Level 3) in the fair value hierarchy. The Company use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. The Company measured the payables for contingent consideration at fair value of Level 3 as of the year ended December 31, 2025.Significant increases (decreases) in the inputs used in the fair value measurement of Level 3 contingent consideration in isolation would result in a significant higher (lower) fair value measurement.

As of December 31, 2024 and 2025, assets and liabilities measured or disclosed at fair value on a recurring basis are summarized below:

		Fair value measurement or disclosure
		at December 31, 2024 using
		Quoted prices in		Significant
	Total fair value at	active market for	Significant other	unobservable
	December 31,	identical assets	observable inputs	inputs
	2024	(Level 1)	(Level 2)	(Level 3)	Total gains
	RMB	RMB	RMB	RMB	RMB
Liabilities
Purchase consideration payables	15,725	—	—	15,725	—
Contingent consideration	1,800	—	—	1,800	—
Total	17,525	—	—	17,525	—

		Fair value measurement or disclosure
		at December 31, 2025 using
		Quoted prices in		Significant
	Total fair value at	active market for	Significant other	unobservable
	December 31,	identical assets	observable inputs	inputs
	2025	(Level 1)	(Level 2)	(Level 3)	Total gains
	RMB	RMB	RMB	RMB	RMB
Assets
Equity investments without readily determinable fair value	29,301	—	—	29,301	—
Total	29,301	—	—	29,301	—

Liabilities
Purchase consideration payables	15,816	—	—	15,816	—
Contingent consideration	1,800	—	—	1,800	—
Total	17,616	—	—	17,616	—

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

24.	Fair Value Measurement (continued)

(b)	Assets and liabilities measured at fair value on a nonrecurring basis

The Company’s goodwill are primarily acquired through business acquisitions. Purchase price allocation is measured at fair value on a nonrecurring basis as of the acquisition dates. The Company measures its goodwill at fair value on a nonrecurring basis annually or whenever events or changes in circumstances indicate that carrying amount of a reporting unit exceeds its fair value. The Company recognized impairment loss related to goodwill arising from acquisitions of RMB nil and nil for the years ended December 31, 2024 and 2025, respectively.

25.	Condensed Financial Information of the Parent Company

The following is the condensed financial information of the parent Company on a parent company only basis.

Condensed balance sheets

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
Assets:
Current assets
Cash	839	127	18
Inter-group balance due from VIE, WFOE and subsidiaries	120,885	110,086	15,743
Total current assets	121,724	110,213	15,761
Non-current assets
Investments in subsidiaries, VIE and VIE’s subsidiaries	359,662	260,943	37,314
Total non-current assets	359,662	260,943	37,314
Total Assets	481,386	371,156	53,075
Liabilities:
Other Liabilities	16,664	16,399	2,345
Total Liabilities	16,664	16,399	2,345
Shareholders’ equity:
Ordinary shares (US$0.0001 par value; 3,000,000,000 and 5,000,000,000 Class A ordinary shares authorized, 890,653,509 and 3,682,264,509 shares issued, and 890,653,509 and 3,682,264,509 shares outstanding as of December 31, 2024 and 2025, respectively; 6,296,630 and 6,296,630 Class B ordinary shares authorized, issued and outstanding as of December 31, 2024 and 2025, respectively; nil and 500,000,000 Class C ordinary shares authorized, issued and outstanding as of December 31, 2024 and 2025, respectively; 890,653,509 and 19,993,703,370 shares (undesignated) authorized, nil and nil shares (undesignated) issued and outstanding as of December 31, 2024 and 2025, respectively)
	615	2,602	372
Additional paid-in capital	1,839,482	1,877,581	268,491
Accumulated deficit	(1,373,825)	(1,523,289)	(217,827)
Accumulated other comprehensive loss	(1,550)	(2,137)	(306)
Total Quhuo Group Limited’s Equity	464,722	354,757	50,730
Non-controlling interests	—	—	—
Total shareholders’ equity	464,722	354,757	50,730
Total liabilities and shareholders’ equity	481,386	371,156	53,075

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

25.	Condensed Financial Information of the Parent Company (continued)

Condensed statements of comprehensive loss

	For the year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Revenues	—	1,439	—	—
General and administrative	(9,929)	(7,364)	(19,603)	(2,803)
Other income/(expense), net	5,396	(6,895)	53	8
Share of gain/(loss) in subsidiaries, the VIE and the VIE’ subsidiaries	7,867	15,525	(129,914)	(18,577)
Income/(loss) before income tax	3,334	2,705	(149,464)	(21,372)
Income tax expenses	—	—	—	—
Net income/(loss) attributable to ordinary shareholders	3,334	2,705	(149,464)	(21,372)
Comprehensive income/(loss)	3,334	2,705	(149,464)	(21,372)

Condensed statements of cash flows

	For the year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Net income/(loss)	3,334	2,705	(149,464)	(21,372)
Share of gain/(loss) in subsidiaries, VIE and VIE’s Subsidiaries	(7,867)	(15,525)	129,914	18,577
Share-based compensation	2,655	—	—	—
Other (expense)/income, net	(5,396)	6,895	(53)	(8)
Unrealized foreign exchange gain	(210)	(12)	35	5
Changes in operating assets and liabilities	(1,025)	6,486	6,708	959
Net cash (used in)/provided by operating activities	(8,509)	549	(12,860)	(1,839)
Net cash provided by investing activities	1,420	876	12,183	1,742
Net cash provided by/ (used in) financing activities	146	(1,022)	—	—
Effect of exchange rate changes on cash	210	12	(35)	(5)
Net (decrease)/increase in cash	(6,733)	415	(712)	(102)
Cash at beginning of the year	7,157	424	839	120
Cash at end of the year	424	839	127	18

QUHUO LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

25.	Condensed Financial Information of the Parent Company (continued)

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

The parent company’s condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.

26.	Subsequent Events

On January 14, 2026, the Company granted RSUs to purchase a total of 990,000,000 Class A ordinary shares, par value US$0.0001 per share, to certain of our employees under our 2025 Plan, which RSUs have fully vested.

On February 11, 2026, the Company entered into a securities purchase agreement with several purchasers for the issuance and sale of an aggregate of 20,000,000 of the Company’s American Depositary Shares, each representing 900 Class A ordinary shares with par value US$0.0001 per share of the Company, at a purchase price of $0.494 per ADS in a registered direct offering. The Transaction has been closed on February 12, 2026. The gross proceeds from the offering, before deducting the offering expenses payable by the Company, are expected to be approximately $9.88 million, among which $4.39 million gross proceeds has been received subsequently as of the date of this filing.